As filed with the Securities and Exchange Commission on October 1, 2008
                    Registration No. 333-______ and 811-10557


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                       Pre-Effective Amendment No. __ [ ]

                       Post-Effective Amendment No. __ [ ]

                                     and/or

              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                 ACT 0F 1940 [ ]

                              Amendment No. 11 [X]


           TRANSAMERICA LIFE INSURANCE COMPANY SEPARATE ACCOUNT VUL-6
                       (Formerly Separate Account VUL-6 of
                Transamerica Occidental Life Insurance Company)
                           (Exact Name of Registrant)

                       TRANSAMERICA LIFE INSURANCE COMPANY
       (Former Depositor, Transamerica Occidental Life Insurance Company)
                               (Name of Depositor)

             4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-0001
                    (Address of Depositor's Executive Office)

        Depositor's Telephone Number, including Area Code: (727) 299-1800

Name and Address of Agent for Service:           Copies to:
David M. Goldstein, Esq.                         Frederick R. Bellamy, Esq.
Senior Vice President and Deputy General Counsel Sutherland Asbill & Brennan LLP
Transamerica Life Insurance Company              1275 Pennsylvania Avenue, N. W.
1150 South Olive Street                          Washington, D.C.  20004
Los Angeles, CA 90015

                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of this registration statement


The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Title of securities being registered:
                Flexible Premium Variable Life Insurance Policy.

The Prospectus and Statement of Additional Information for TransAccumulator(R) VUL are hereby incorporated by reference to Post-Effective Amendment No. 11 to the Form N-6 Registration Statement (File Nos. 333-71956 and 811-10557) filed on May 19, 2008.

                             TRANSACCUMULATOR(R) VUL

           A Flexible Premium Variable Universal Life Insurance Policy

                  Issued By Transamerica Life Insurance Company
       (Formerly Issued By Transamerica Occidental Life Insurance Company)

                        Supplement Dated October 1, 2008
                                     to the
                          Prospectus Dated May 1, 2008


This  supplement  contains  additional   information  and  should  be  read  and
maintained with the prospectus identified above.

Transamerica Occidental Life Insurance Company ("Transamerica Occidental Life") merged with and into Transamerica Life Insurance Company ("Transamerica Life") on or about October 1, 2008. Transamerica Occidental Life and Transamerica Life are affiliates. Please note that the merger will not affect your rights under your contract, there are no income tax consequences for you due to the merger, and you will not be charged any additional fees or expenses as a result of the merger.

Upon consummation of the merger, Transamerica Occidental Life's separate corporate existence ceased by operation of law, and Transamerica Life assumed legal ownership of all of the assets of Transamerica Occidental Life, including the separate account funding your flexible premium variable universal life insurance contract ("contract") formerly issued by Transamerica Occidental Life, and the assets of that separate account. As a result of the merger, Transamerica Life became responsible for all liabilities and obligations of Transamerica Occidental Life, including those created under the contract. The contract has thereby become a variable universal life insurance contract funded by a separate account of Transamerica Life, and each contract owner has become a contract owner of Transamerica Life.

Transamerica Life is engaged in the sale of life and health insurance and annuity contracts. Transamerica Life is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Transamerica is licensed in all states except New York, and is also licensed in the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.

Transamerica Life was purchased from NN Corporation, Milwaukee, Wisconsin on January 1, 1975 and was redomiciled in Iowa on June 30, 1976. The Company was initially named NN Investors Life Insurance Company, Inc. NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001.


It is anticipated that on or about October 2, 2008, Life Investors Insurance Company of America (also an affiliate of Transamerica Life) will merge into Transamerica Life.

The following hereby supplements the Prospectus and replaces any inconsistent information:

To learn more about your contract, you should read the statement of additional information ("SAI") dated October 1, 2008. The SAI has been filed with the U.S Securities and Exchange Commission. For a free copy of the SAI, and for other information about your contract, please contact your registered representative or our administrative and service office at:

Transamerica Life Insurance Company
Attention: VUL Unit
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001
(866) TIIG-VUL or (866) 844-4885

Change to Name of Separate Account

Effective October 1, 2008, Separate Account VUL-6 of Transamerica Occidental Life Insurance Company was renamed Transamerica Life Insurance Company Separate Account VUL-6.

Correction to Name of Sub-Adviser of the Federated Market Opportunity Variable Portfolio of the Transamerica Series Trust - Initial Class

The sub-advisor for the Federated Market Opportunity Variable Portfolio of the Transamerica Series Trust - Initial Class is Federated Equity Management Company of Pennsylvania.

The following hereby replaces the disclosure under the heading "FURTHER INFORMATION--Statement of Additional Information (SAI)" in the Prospectus.

The statutory basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America, and the U.S. G.A.A.P.-basis financial statements of the separate account, as well as the Independent Registered Public Accounting Firm's reports thereon, are included in the Statement of Additional Information. Unaudited pro forma combined financial statements for Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America for the period ending December 31, 2007, are also included.

                           PROSPECTUS October 1, 2008



                             TRANSACCUMULATOR(R) VUL

           A Flexible Premium Variable Universal Life Insurance Policy

                                    Issued By

                       Transamerica Life Insurance Company

                             4333 Edgewood Rd., N.E.
                             Cedar Rapids, IA 52499
                           http://www.transamerica.com


       Offering 45 Sub-Accounts Under Transamerica Life Insurance Company
            Separate Account VUL-6, in Addition to a Fixed Account

Please note that the policy and the portfolios are subject to investment risk, including possible loss of principal amount invested. This prospectus contains important details including risks, fees, and charges associated with the policy. Please read this prospectus carefully and keep it for future reference. It should be read with the current prospectuses for the portfolios. You should read the prospectus carefully and consider the investment objectives, risks, charges and expenses of the portfolios before investing.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the policy described in this prospectus. And it may not be to your advantage to borrow money to purchase this policy or to take withdrawals from another policy you own to make premium payments under this policy.

Neither the Securities and Exchange Commission (SEC) nor the states' securities commissions have approved this investment offering or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The SEC maintains a web site (http:\\www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

An investment in this policy is not a bank deposit. The policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                     Portfolios Associated with Sub-Accounts

Alger American Income & Growth  Class O
AllianceBernstein VPS Growth and Income Portfolio - Class B
AllianceBernstein VPS Large Cap Growth Portfolio - Class B
Dreyfus Investment Portfolios - MidCap Stock Portfolio - Initial Shares
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares
Dreyfus Variable Investment Fund - Appreciation Portfolio - Initial Shares Dreyfus Variable Investment Fund - Developing Leaders Portfolio - Initial Shares Fidelity VIP Contrafund(R) Portfolio - Service Class 2
Fidelity VIP Equity-Income Portfolio - Service Class 2
Fidelity VIP Index 500 Portfolio - Service Class 2
Franklin Small Cap Value Securities Fund -    Class 2
Franklin Small-Midcap Growth Securities Fund - Class 2
Janus Aspen Series Balanced - Service Shares
Janus Aspen Series Worldwide Growth - Service Shares
MFS(R) Growth Series - Initial Class
MFS(R) Investors Trust Series - Initial Class
MFS(R) Research Series - Initial Class
PIMCO VIT Real Return - - Class
PIMCO VIT StocksPLUS Growth & Income  Admin Class
Premier VIT OpCap Managed Portfolio
Premier VIT OpCap Small Cap Portfolio
Transamerica Asset Allocation - Conservative VP - Initial Class
Transamerica Asset Allocation - Growth VP - Initial Class
Transamerica Asset Allocation - Moderate Growth VP -  Initial Class
Transamerica Asset Allocation - Moderate VP - Initial Class
Transamerica BlackRock Large Cap Value VP - Initial Class
Transamerica Capital Guardian Global VP - Initial Class
Transamerica Capital Guardian Value VP - Initial Class
Transamerica Clarion Global Real Estate Securities VP - Initial Class Transamerica Convertible Securities VP - Initial Class
Transamerica Equity VP - Initial Class
Transamerica Federated Market Opportunity VP - Initial Class
Transamerica Growth Opportunities VP - Initial Class
Transamerica JPMorgan Mid Cap Value VP - Initial Class*
Transamerica Marsico Growth VP - Initial Class
Transamerica Money Market VP - Initial Class
Transamerica PIMCO Total Return VP - Initial Class
Transamerica Science & Technology VP  Initial Class
Transamerica Templeton Global VP - Initial Class
Transamerica Third Avenue Value VP - Initial Class
Transamerica U.S. Government Securities VP - Initial Class
Transamerica Van Kampen Mid-Cap Growth VP - Initial Class
Van Kampen UIF Core Plus Fixed Income - Class 1
Van Kampen UIF Emerging Markets Equity -        Class 1
Van Kampen UIF High Yield - Class 1
Van Kampen UIF International Magnum -    Class 1



* New net premiums or transfers may no longer be allocated to the Transamerica JPMorgan Mid Cap Value VP sub-account




                                TABLE OF CONTENTS

RISK/BENEFIT SUMMARY......................................................................................6
         Benefits.........................................................................................6
         Death Benefit....................................................................................6
         Beneficiary......................................................................................6
         Death Benefit Options............................................................................6
         Partial and Full Surrenders......................................................................6
         Policy Loans.....................................................................................7
         Free Look Period.................................................................................7
         Life Insurance Qualification Test................................................................7
         Premiums.........................................................................................7
         Flexibility of Premium Payments..................................................................7
         No-Lapse Guarantee...............................................................................7
         Investment Options...............................................................................7
         Allocation of Net Premiums Among Investment Options..............................................7
         Monthly Deductions Allocation Election...........................................................8
         Transfers Among Investment Options...............................................................8
         Changes in Face Amount of Insurance..............................................................8
         Optional Benefits - Riders and Endorsements......................................................8
         Supplemental Adjustable Life Insurance Rider.....................................................8
         Personalized Illustration........................................................................8
         Risks............................................................................................9
         Poor Investment Performance......................................................................9
         Policy Not Suitable as a Short-Term Investment Vehicle...........................................9
         Policy Lapse.....................................................................................9
         Limitations on Access to Policy Value............................................................9
         Policy Loan Risks................................................................................10
         Increases in Current Fees and Expenses...........................................................10
         Tax Risks and Possible Adverse Tax Consequences..................................................10
         Portfolio Company Risk...........................................................................10
TABLES OF FEES AND EXPENSES...............................................................................12
         Transaction Fees.................................................................................12
         Periodic Charges Other Than Portfolio Company Operating Expenses.................................15
         Portfolio Expenses...............................................................................22
TRANSAMERICA, THE FIXED ACCOUNT, THE SEPARATE ACCOUNT AND
THE PORTFOLIOS............................................................................................27
         Transamerica Life Insurance Company..............................................................27
         Insurance Marketplace Standards Association......................................................27
         The Fixed Account................................................................................27
         The Separate Account.............................................................................27
         The Portfolios...................................................................................28
         Revenue We Receive...............................................................................28
         Addition, Deletion or Substitution of Portfolios.................................................30
         Portfolios Not Publicly Available................................................................30
         Selection of Underlying Portfolios...............................................................31
VOTING RIGHTS.............................................................................................35
THE POLICY................................................................................................36
         Owner............................................................................................36
         Beneficiary......................................................................................36
         Modifying the Policy.............................................................................37
         Application for a Policy.........................................................................37
         Minimum Initial Face Amount......................................................................39
         Life Insurance Qualification.....................................................................39
         Conversions of Term Life Insurance Policies......................................................40
         Guaranteed Exchange Option.......................................................................40
         Supplemental Adjustable Life Insurance Rider.....................................................41
         Effective Date of Coverage.......................................................................42
         Policy Date......................................................................................42
         Backdating a Policy..............................................................................42
         Reallocation Date................................................................................42
         Free Look Period.................................................................................43
         Transfers........................................................................................43
         Disruptive Trading and Market Timing.............................................................44
         Dollar Cost Averaging or DCA.....................................................................46
         Automatic Account Rebalancing or AAR.............................................................48
         Telephone Access Privilege.......................................................................49
DEATH BENEFIT.............................................................................................49
         Proof of Death...................................................................................50
         Death Benefit Options............................................................................50
         Transfers After Insured's Death..................................................................51
         Settlement Provisions............................................................................51
         Option to Change the Face Amount.................................................................51
PREMIUMS 53
         No-Lapse Guarantee...............................................................................53
         Cumulative Premium Requirement...................................................................54
         Premium Limitations..............................................................................54
         Continuation of Insurance........................................................................55
ALLOCATION OF PREMIUMS....................................................................................55
         Allocation of Net Premiums.......................................................................55
         Initial Premium..................................................................................56
         Subsequent Premiums..............................................................................56
         Crediting of Net Premiums Before Reallocation Date...............................................56
UNITS AND UNIT VALUES.....................................................................................56
         Valuation of Units...............................................................................56
         Unit Values......................................................................................57
ACCUMULATION VALUE........................................................................................57
         Determination of Accumulation Value..............................................................57
         Sub-Accounts.....................................................................................57
         Fixed Account....................................................................................57
         Loan Account.....................................................................................58
         Partial Surrenders...............................................................................58
         Surrender Penalty Free Withdrawals...............................................................60
NONFORFEITURE OPTION - FULL SURRENDER.....................................................................60
POLICY LOANS..............................................................................................60
         Carryover Loans..................................................................................62
         Loan Repayment...................................................................................62
         Effect of Policy Loans...........................................................................63
LAPSE & REINSTATEMENT.....................................................................................63
         Grace Period.....................................................................................63
         Reinstatement....................................................................................64
OTHER BENEFITS............................................................................................65
         Accident Indemnity Rider.........................................................................65
         Extended No-Lapse Guarantee Rider................................................................65
         Guaranteed Insurability Rider....................................................................66
         Insurance on Children Rider......................................................................66
         Supplemental Adjustable Life Insurance Rider.....................................................66
         Waiver Provision Rider...........................................................................66
         Accelerated Death Benefit Option Endorsement.....................................................66
         Extra Surrender Penalty Free Withdrawal Endorsement..............................................67
         Full Policy Surrender Penalty Waiver Endorsement.................................................67
         Option for Additional Insurance Endorsement......................................................67
         Surrender Penalty Deferral Endorsement...........................................................67
CHARGES AND DEDUCTIONS....................................................................................68
         Administrative Charge............................................................................68
         Surrender Penalty................................................................................69
         Premium Allocation Change Charge.................................................................70
         Monthly Deductions Allocation Election Change Charge.............................................70
         Transfer Fee.....................................................................................70
         Additional Illustrations Charge..................................................................70
         Accelerated Death Benefit Rider Charge...........................................................71
         Reinstatement Interest Charge....................................................................71
         Monthly Deduction................................................................................71
         Net Loan Interest Charge.........................................................................75
         Portfolio Expenses...............................................................................76
         Possible Tax Charge..............................................................................76
FEDERAL TAX CONSIDERATIONS................................................................................76
         Transamerica Life Insurance Company and The Separate Account.....................................76
         Tax Status of the Policies.......................................................................76
         Tax Treatment of Policy Benefits.................................................................77
         In General.......................................................................................77
         Distributions Other Than Death Benefits from Modified Endowment Contracts........................78
         Distributions Other Than Death Benefits from Policies that are not Modified Endowment
         Contracts .......................................................................................78
         Investment in the Policy.........................................................................79
         Policy Loans.....................................................................................79
         Withholding......................................................................................79
         Interest Disallowance............................................................................79
         Special Rules for Pension Plans..................................................................80
         Split Dollar Arrangements........................................................................81
         Life Insurance Purchases by Residents of Puerto Rico.............................................81
         Life Insurance Purchasese by Nonresident Aliens and Foreign Corporations.........................81
         Multiplie Policies...............................................................................81
         Business Uses of Policy..........................................................................81
         Employer-owned Life Insurance Contracts..........................................................82
         Non-Individual Owners and Business Benefits of Policies..........................................82
         Alternative Minimum Tax..........................................................................82
         Estate, Gift and Generation-Skipping Transfer Taxes..............................................82
         Economic Growth and Tax Relief Recovery Act of 2001..............................................82
DISTRIBUTION..............................................................................................83
         Distribution and Principal Underwriting Agreement................................................83
         Compensation to Broker-Dealer Selling the Policies...............................................83
         Special Compensation Paid to Affiliated Underwriting Wholesaling and Selling Firms...............84
         Additional Compensation Paid to Selected Selling Firms...........................................85
LEGAL PROCEEDINGS.........................................................................................85
TRANSAMERICA LIFE INSURANCE COMPANY.......................................................................85
FURTHER INFORMATION.......................................................................................86
         Statement of Additional Information (SAI)........................................................86
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION..............................................87
APPENDIX A - DEFINITIONS..................................................................................A-1
APPENDIX B - DEATH BENEFIT FACTORS........................................................................B-1
APPENDIX C - SURRENDER PENALTY............................................................................C-1
ADDITIONAL INFORMATION.............................................................................Back Page
         Statement of Additional Information.......................................................Back Page
         Personalized Illustrations of Policy Benefits.............................................Back Page
         Contact Us................................................................................Back Page
         Contact the SEC...........................................................................Back Page
         Contact FINRA.............................................................................Back Page


                              RISK/BENEFIT SUMMARY

TransAccumulator(R) VUL is an individual flexible premium variable universal life insurance policy issued by Transamerica Life Insurance Company. It provides life insurance protection on the insured.

We offer two different flexible premium variable universal life insurance policies for single life coverage. The TransAccumulator VUL policy is designed to provide a death benefit based on competitively priced premiums and, if adequately funded, to provide potential net cash value for supplemental income for the policy owner through policy loans or partial withdrawals. However, if long-term death benefit protection at a potentially lower premium cost is your primary objective in purchasing the policy, you may wish to also consider our TransUltra(R) VUL policy.

We offer TransAccumulator(R) VUL to proposed insureds between the ages of 0 and 80, subject to our underwriting approval. The minimum face amount of insurance we issue is $25,000.

The following is a summary of the chief benefits and risks of purchasing a TransAccumulator(R) VUL policy. It is intended to provide a general description of the policy's primary benefits, as well as the principal risks associated with purchasing the policy. More detailed information about the policy appears later in this Prospectus and in the Statement of Additional Information (SAI), which is available upon request. The Definitions section defines certain words and phrases used in this prospectus.

                                    BENEFITS

DEATH BENEFIT

If the insured dies while the policy is in force, we will pay a death benefit to the beneficiary designated by you. Before paying the beneficiary, we will reduce the death benefit by any existing policy debt and by the portion of any grace period premium payment necessary to provide insurance to the date of the insured's death. The death benefit may be paid in a single sum or under a settlement option.

Beneficiary

When you apply for your policy, you choose the beneficiary for the policy. You may change the beneficiary at any time during the insured's lifetime, except that if the beneficiary was named irrevocably the beneficiary must consent to the change.

Death Benefit Options

There are three death benefit options available. You must choose one option. Subject to our approval, you may change the death benefit option at any time until the policy anniversary nearest the insured's 100th birthday. If a death benefit option change results in a decrease in face amount, you may incur a surrender penalty.

The death benefit differs under each option:

o Option 1 (Level) death benefit is the face amount of the policy on the date of the insured's death;

o Option 2 (Plus) death benefit is the face amount of the policy on the date of the insured's death, plus the policy's accumulation value on the date of the insured's death; and

o Option 3 (Plus Premium) death benefit is the face amount of the policy on the date of the insured's death, plus the excess, if any, of all gross premiums paid over the sum of any partial surrenders, surrender penalty free withdrawals and/or premium refunds.

Under any death benefit option you choose, the death benefit will be the greatest of: o The amount specified above for the death benefit option you elected for your policy; o The death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or
o The amount required for the policy to qualify as a life insurance contract under Internal Revenue Code ("Code") Section 7702.

The chosen death benefit option will affect the amount of the death benefit, the monthly no-lapse premiums and the monthly deductions for the policy, among other things. The death benefit option may also affect the amount and frequency of premium payments you must make to keep the policy in-force and the maximum premiums you may pay under the policy.

PARTIAL AND FULL SURRENDERS

Your policy may develop net cash values that you may access at any time prior to the death of the insured.

You may be able to take a partial surrender as early as the first policy year. Beginning in the second policy year, you may take up to 10% of the policy's accumulation value without surrender charges. Other amounts you take as partial surrenders may be subject to surrender penalties. You may also fully surrender your policy for its net cash value. A partial or full surrender may have adverse tax consequences.

POLICY LOANS

You may also access a portion of your net cash value through policy loans at any time prior to the death of the insured. Within limits, you may also carry over a policy loan from another life insurance policy if you exchange that policy for a TransAccumulator VUL policy. We may accept a carryover loan that exceeds the initial net cash value of the policy. A loan may have adverse tax consequences.

FREE LOOK PERIOD

You have the right to examine and cancel your policy within 10 days after you receive it. Some states may require a longer free-look period for replacement policies or for other reasons. If you decide to cancel your policy during the free-look period, we will void the policy and refund to you the amount required by state law. The amount varies according to state law but generally is either:
o the policy's net cash value plus any fees or charges deducted from premiums or policy values, or o premiums paid.

LIFE INSURANCE QUALIFICATION TEST

In order for your policy to qualify as life insurance under Internal Revenue Code (Code) Section 7702, you must choose either the guideline premium test or the cash value accumulation test at the time you apply for the policy. The election may not be changed after your policy is issued. Your election may affect the maximum amount of premium you may pay into the policy, the amount of the death benefit, and the monthly deductions for the policy. In general, the cash value accumulation test may allow you to make higher premium payments during the policy's early years. It may also provide you greater flexibility with regard to premium payment amounts. The guideline premium test may allow the accumulation value to grow more quickly.

PREMIUMS

Flexibility of Premium Payments

After you pay the initial premium required to put the policy in force, you may pay subsequent premiums in any amount and at any time before the policy anniversary nearest the insured's 100th birthday, subject to the $25 minimum premium restriction and the Premium Limitations provision.

We will generally provide you with notices of scheduled premiums you indicated on your application that you intended to make. Making scheduled premium payments will not guarantee that your policy will stay in-force, except as otherwise provided under the no-lapse guarantee provision of the policy. Likewise, failure to make scheduled payments does not automatically cause your policy to go into default.

No-Lapse Guarantee

Generally, to keep the policy in-force, your premium payments must be sufficient to create a net cash value on each monthly policy date at least equal to the total of the monthly deductions due on that date.

During the first ten policy years, if the premiums you pay, adjusted for premium refunds, partial withdrawals and policy debt, meet the cumulative premium requirements of the no-lapse guarantee, then your policy will not go into default, even if the monthly deductions exceed the net cash value of your policy on a monthly policy date.

The monthly no-lapse premium amount varies by policy and is shown in the policy data pages. Policy changes during the first ten policy years will result in changes in the monthly no-lapse premium amount beginning on the date of the policy change. Policy changes include events such as increases and decreases in face amount, changes in death benefit options, and changes in underwriting class.

However, even if you pay the premiums necessary to meet the cumulative premium requirements under your policy's no-lapse guarantee provision or rider, your policy will still go into default if the policy debt exceeds the policy's accumulation value.

INVESTMENT OPTIONS

The investment options under the policy include 45 sub-accounts of the Separate Account and a fixed account. Each sub-account invests exclusively in an underlying portfolio. Prospectuses for the portfolios describe the objectives, benefits and risks, of the portfolios as well as their historical rates of return. Described below are some of the ways in which funds may be allocated to, or transferred between, one or more investment options.

Allocation of Net Premiums Among Investment Options

You may allocate net premiums to one or more investment options. The minimum allocation per investment option is 1%. You may change allocations for future net premiums by submitting written notice to us or by utilizing the telephone access privilege.

We make an optional Asset Allocation Program available to you through your registered representative. This Program helps you determine your time horizon and your risk tolerance level. From those results, the Program recommends one of the allocation models to help you select appropriate allocations among the various sub-accounts and the fixed account.

Monthly Deductions Allocation Election

You may elect to have your monthly deductions taken from one or more specific investment options. If you do not make an election or if any investment option that you specify does not have sufficient value to meet the designated allocation of monthly deductions, the monthly deductions will be taken pro rata from the investment options on your policy. You may change your election for future monthly deductions.

Transfers Among Investment Options

You may transfer accumulation values among the sub-accounts and the fixed account, within limits. Transfers among investment options are income tax-free. Each policy year, you may make up to 18 transfers without incurring a transfer fee. Currently, we do not impose a fee even if you make more than 18 transfers in a policy year. o You may make a written request to transfer unloaned accumulation values between or among investment options. You may also make your request by telephone subject to the Telephone Access Privilege.
     There are additional restrictions as to maximum amounts and frequency of transfers from the fixed account.
o You may elect automated transfers under the Dollar Cost Averaging (DCA) Option or the Automatic Account Rebalancing (AAR) Program.

DCA and AAR programs do not guarantee a profit or protect against a loss.

CHANGES IN FACE AMOUNT OF INSURANCE

Subject to our approval, you may increase the face amount of insurance by adding one or more layers of additional coverage, beginning in the second policy year provided the insured is less than 81 years old at the time of the face amount increase. You may also request a reduction in face amount, within limits, while the insured is living.

OPTIONAL BENEFITS - RIDERS AND ENDORSEMENTS

Subject to our approval, you may add optional benefits through riders and endorsements. These optional benefits may allow you to more fully tailor your policy to your needs and objectives. The amounts charged for riders will increase the monthly deductions for your policy. We do not assess a monthly deduction for endorsements, but we will assess a fee if you take an accelerated death benefit under the Accelerated Death Benefit Option Endorsement.

Supplemental Adjustable Life Insurance Rider

In addition to the basic coverage under your policy, you may request additional coverage under the supplemental adjustable life insurance rider. The supplemental adjustable life insurance rider may only be added to the policy at the time of policy issue or at the time a layer is added to the policy.

Supplemental coverage under the rider may result in higher accumulation values over time than would be achieved with an equal amount of basic coverage on the same insured with the same premium payments. These potential benefits arise because current administrative charges and monthly expense charges for the supplemental coverage are lower than the administrative charges and monthly expense charges for an equal amount of basic coverage for the same insured.

However, the surrender penalty periods associated with the supplemental coverage are longer than the surrender penalty periods associated with the basic coverage. The guaranteed maximum administrative charges on premiums, as well as the guaranteed maximum monthly expense per thousand charges, are higher for the supplemental coverage than they are for basic coverage of the same amount for the same insured.

PERSONALIZED ILLUSTRATION

You may request a personalized illustration that reflects your own particular circumstances (including, among other things, your age, gender, underwriting class, and face amount of life insurance). These illustrations may help you to understand the long-term effects on your accumulation value and death benefit of different levels of investment performance and of the charges and deductions under the policy. They also may help you compare the policy to other life insurance policies. These illustrations also demonstrate that the net cash value may be low if you surrender the policy in the early policy years. The personalized illustrations are based on hypothetical rates of investment return and are not a representation or guarantee of investment returns or net cash value.

                                      RISKS

POOR INVESTMENT PERFORMANCE

There is no guarantee that the investment objectives of the portfolios underlying the sub-accounts will be achieved. There is no minimum guaranteed rate of return for any sub-account. A specific rate of return may not be achieved in any one year or over any period of time. You are subject to the risk that the investment performance of the sub-accounts will be unfavorable and that your accumulation value and net cash value will decrease. You could lose everything you invest and your policy could lapse without value, unless you pay additional premium. Additional premium payments may also be necessary to develop sufficient net cash value to meet your objectives, if any, for accessing your policy's net cash value through policy loans, partial surrenders, or full surrenders. In addition, we deduct various policy charges from your accumulation value, which can significantly reduce your accumulation value.

During times of declining investment performance, the deduction for charges could further reduce your accumulation value.

Past performance does not necessarily indicate future results. Before investing, carefully read this prospectus and the prospectuses of the portfolios.

You also bear the risk that the effective annual interest rate for the fixed account will not exceed the minimum rate and that rates in excess of the minimum may be reduced in the future.

POLICY NOT SUITABLE AS A SHORT-TERM INVESTMENT VEHICLE

The policy is not suitable as a short-term investment vehicle due to the size and duration of the surrender penalties, as well as the other fees and expenses associated with the policy. Surrender penalties apply to partial surrenders in excess of the surrender penalty free withdrawal amount and to full surrenders that are taken during the surrender penalty period for a coverage segment to which the withdrawal amount in excess of any surrender penalty free withdrawal amounts is attributed. Surrender penalties also apply to decreases in face amount. The surrender penalty reduces the amount of the accumulation value and could result in you receiving less than the net premiums that you paid into the policy.

POLICY LAPSE

Except as otherwise provided under the no-lapse guarantee, your policy will be in default and will enter the grace period if the total of the monthly deductions that is due is larger than the net cash value of the policy. The policy will also be in default if the policy debt exceeds the accumulation value of the policy, regardless of the status of the no-lapse guarantee.

If your policy enters the grace period, we will send you a notice indicating that you have 61 days to pay an amount sufficient to keep the policy and any layers in force. If you do not make the required premium payment within the 61-day period, your policy will lapse without value and your life insurance protection will terminate.

During the first ten policy years, paying premiums sufficient to meet the cumulative premium requirement under the no-lapse guarantee will prevent your policy from being in default due to monthly deductions exceeding net cash value. However, paying only the minimum premiums necessary to meet the cumulative premium requirement limits the potential amount of your policy accumulation value. This could result in your policy going into default immediately when the no-lapse guarantee period ends or when the cumulative premium requirement is not met. Even if you meet your cumulative premium requirement, your policy can still go into default if the policy debt ever exceeds your policy's accumulation value.

Except as otherwise provided under the no-lapse guarantee provision, payments of premiums in specific amounts or on specific schedules does not ensure that your policy will remain in-force. Likewise, if you fail to make scheduled premium payments or pay amounts that are less than scheduled, your policy will not automatically go into default.

You should periodically review your policy to make sure that it is performing as expected and to determine whether you should adjust the amount or frequency of premium payments or, if applicable, reduce the policy debt by repaying some or all of the policy debt.

LIMITATIONS ON ACCESS TO POLICY VALUE

The amount you may receive from your policy by partial surrender or by policy loan is limited to a portion of the net cash value. The amount you receive from the policy by full surrender is limited to the net cash value of the policy. The net cash value is: o The accumulation value of the policy, minus o Any policy debt, and minus o Surrender penalties.

Surrender penalties apply during the first twelve policy years for the base policy and during the first twelve layer years for each layer. Surrender penalties apply during the first sixteen years for supplemental coverage under the Supplemental Adjustable Life Insurance Rider and during the first sixteen rider layer years for each rider layer.

Partial surrenders in excess of the surrender penalty free withdrawal amounts and full surrenders will incur surrender penalties if the distribution is taken during a surrender penalty period for any coverage segment on the policy to which the excess withdrawal amount is attributed.

Taking partial surrenders reduces the policy's remaining accumulation value and net cash value. Therefore, taking partial surrenders increases the risk that your policy could go into default and enter the grace period.

Partial surrenders will reduce the face amount of your policy if the death benefit option is Option 1 and may reduce the face amount of your policy if the death benefit option is Option 3.

POLICY LOAN RISKS

The policy value available to be taken as a loan is limited to a portion of the net cash value. Policy loans involve the transfer of values from the investment options to the loan account. This will permanently affect the accumulation value of the policy. Whether the effect is positive or negative depends on whether the rates of return on the investment options are more or less than the interest rate that is credited with respect to outstanding loans. We will deduct any policy debt from the proceeds payable upon a full surrender or when the insured dies.

Loan interest is charged on the outstanding loan. Loan interest not paid in cash will be added to the loan balance. Therefore, over time, your policy debt will increase, unless you make loan repayments. Your policy will not automatically go into default because you do not make loan repayments. If the policy debt exceeds the accumulation value, however, the policy will go into default, enter the grace period, and subsequently lapse unless you make sufficient additional payments by the end of the grace period.

INCREASES IN CURRENT FEES AND EXPENSES

Certain fees and expenses are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the guaranteed maximum levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premium payments to keep the policy in-force.

TAX RISKS AND POSSIBLE ADVERSE TAX CONSEQUENCES

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

The death benefit is generally excludible from the gross income of the beneficiary although the death benefit may be subject to federal and state estate taxes. Under current law, you will generally not be taxed on partial or full surrenders until the cumulative surrender amount exceeds your tax basis in the policy. Amounts received on full or partial surrenders in excess of your tax basis in the policy are treated as ordinary income. However, during the first 15 policy years, distributions from the policy that are required under Code Section 7702 of the Internal Revenue Code because of a reduction in policy benefits may be taxable as ordinary income without regard to the amount of prior partial surrenders, total premium paid or tax basis. Further, if your policy is a modified endowment contract, commonly referred to as a MEC, partial and full surrenders, loans and/or assignments of the policy will be included in your gross income to the extent of any gains in the policy on an "income out first" basis and without regard to prior partial surrenders or total premium paid. Also, a 10% penalty tax may apply. A policy can become a MEC if the total premiums paid into the policy within the first seven policy years or at certain other times exceed the limits established by the Internal Revenue Code. Further, a policy will be tested for MEC status, and can become a MEC if, during the first seven policy years, the death benefit is reduced below the lowest level of death benefit under the contract in the first seven years following the date of issue or, during the first seven policy years following a material change, the death benefit is reduced below the lowest level of death benefit under the contract during the first seven policy years following the material change

If your policy terminates while a loan is outstanding, you will realize taxable income to the extent the policy debt exceeds your tax basis in the policy. Due to the possible volatility in the investment performance of the underlying portfolios, your policy could lapse and terminate, giving rise to tax consequences, at an unexpected time.

As with any tax matter, you should consult with your own qualified tax advisor to apply the law to your particular circumstances.

                             PORTFOLIO COMPANY RISK

The portfolios underlying the sub-account investment options are subject to certain risks. A comprehensive discussion of the risks of each portfolio may be found in the prospectus for each portfolio.

                           TABLES OF FEES AND EXPENSES

The following tables describe the fees and expenses that you may pay when buying, owning and surrendering the policy. If the amount of the charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the policy, and the fees and charges of a typical insured or owner, as applicable, with the characteristics set forth below. These charges may not be typical of the charges you will pay.

The first table describes the fees and expenses that you will pay at the time that you pay a premium, partially or fully surrender the policy or decrease the face amount of the policy, change allocation elections for premiums or monthly deductions, transfer accumulation value among the investment options, request additional illustrations of your in-force policy, receive an accelerated death benefit, take a policy loan, or reinstate a policy that lapsed with an outstanding loan.

                                                                                               Transaction Fees

-------------------------------- ----------------------------- -----------------------------------------------------------
            Charge                 When Charge Is Deducted                          Amount Deducted
-------------------------------- ----------------------------- -----------------------------------------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
                                                                     Guaranteed Charge        Current Charge(1)
-------------------------------- -----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Administrative Charge for        Upon payment of each          7.60%(2) of premiums.          Same as Guaranteed Charge.
Premiums Allocated to Basic      premium.
Coverage Segments:
-------------------------------- -----------------------------                                ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Administrative Charge for        Upon payment of each          8.60%(3) of premiums.          3.60% of premiums in all
Premiums Allocated to            premium.                                                     rider and rider layer
Supplemental Coverage Segments:                                                               years.
-------------------------------- -----------------------------                                ----------------------------
-------------------------------- ----------------------------- ------------------------------
Surrender Penalty Factor(4)      Upon full surrender,
for Base Policy and Layers:      partial surrender in excess
                                 of surrender penalty free withdrawal amounts,
                                 and decrease in face amount during the first
                                 twelve policy or layer years.
Maximum Surrender Penalty                                      $ 45.50 per $1,000             Same as Guaranteed Charge.
Factor(5):                                                         of basic coverage face
                                                                   amount.
Minimum Surrender Penalty                                      $ 13.00 per $1,000             Same as Guaranteed Charge.
Factor(6):                                                         of basic coverage face
                                                                   amount.
-------------------------------- ----------------------------- ------------------------------ ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Representative Insured:  male,                                 $ 23.20 per $1,000 of basic    Same as Guaranteed Charge.
age 35 at issue, preferred                                         coverage segment face
non-smoker risk class, with                                        amount.
$200,000 of total face
amount.

-------------------------------- ----------------------------- ------------------------------ ----------------------------
Surrender Penalty Factor(4)      Upon full surrender,
for supplemental rider           partial surrender in excess
coverage and supplemental        of surrender penalty free
rider layers:                    withdrawal amounts, and
                                 decrease in face amount during the first
                                 sixteen rider or rider layer years.
-------------------------------- ----------------------------- ------------------------------ ----------------------------






-------------------------------- ----------------------------- -----------------------------------------------------------
            Charge                 When Charge Is Deducted                          Amount Deducted
-------------------------------- -----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
                                                                     Guaranteed Charge             Current Charge(1)
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Maximum Surrender Penalty                                      $ 45.20 per $1,000             Same as Guaranteed Charge.
Factor(7):                                                         of supplemental coverage
                                                                   face amount.
Minimum Surrender Penalty                                      $ 12.90 per $1,000             Same as Guaranteed Charge.
Factor(8):                                                         of supplemental coverage
                                                                   face amount.
Representative Insured:  male,                                 $ 29.50 per $1,000             Same as Guaranteed Charge.
-----------------------
age 46 at issue, preferred                                         of supplemental coverage
non-smoker risk class with                                         face amount.
$275,000 of total face amount
($250,000-$499,999 band), $225,000 of the total face amount provided under the rider. Surrender Penalty Factor during the first rider year.

-------------------------------- -----------------------------                                ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Premium Allocation Change        On each change of             $25                            None. Charge is currently
Charge                           allocation of new premiums.                                  waived.

-------------------------------- ----------------------------- ------------------------------ ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Monthly Deductions Allocation    On each change of             $25                            None. Charge is currently
Election Change Charge           allocation of monthly                                        waived.
                                 deductions.

-------------------------------- ----------------------------- ------------------------------ ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Transfer Fee                     On each transfer after 18     $25 from transfer amount.      None. Charge is currently
                                 in a policy year.                                            waived.
-------------------------------- ----------------------------- ------------------------------ ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Additional Illustrations Charge  At time of request for each   $25                            None. Charge is currently
                                 illustration of values in                                    waived.
                                 excess of one each policy
                                 year.
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Accelerated Death Benefit        At time of accelerated        $250 for each accelerated      Same as Guaranteed Charge.
Rider Charge                     payment.                      payment.

-------------------------------- ----------------------------- ------------------------------ ----------------------------
-------------------------------- ----------------------------- ------------------------------ ----------------------------
Loan Reinstatement Interest At time of reinstatement if 8.00% annual effective rate None. Charge is currently Rate Charge(9) policy lapsed with an applied to outstanding loan waived.
                                 outstanding loan.             amount at time policy lapsed.

-------------------------------- ----------------------------- ------------------------------ ----------------------------

(1) We may use rates lower than the maximum guaranteed charges. Current charges are the fees and other expenses currently in effect. Any change in current charges will be prospective only and will not exceed the guaranteed maximum charges.

(2) During policy and layer years 1-10, the maximum administrative charge is 7.60% of premiums up to target amount for the basic coverage segment. For premiums in excess of target amount for the basic coverage segment, the maximum administrative charge is 3.60% during policy and layer years 1-10. The maximum administrative charge that applies for all premiums received during policy and layer years 11 and later, is 3.60% of premiums. Target amount is an amount established by us that is used to determine the applicable administrative charges to deduct from gross premiums paid. Each coverage segment has its own target amount based on the face amount of the coverage segment, the insureds sex, the age at issue and underwriting classification. Other factors may also be used.

(3) During rider and rider layer years 1-10, the guaranteed maximum administrative charge is 8.60% of premiums up to target amount for the supplemental coverage segment. For premiums in excess of target amount for the supplemental coverage segment, the guaranteed maximum administrative charge is 3.60% during rider and rider layer years 1-10. The guaranteed maximum administrative charge that applies for all premiums received during rider and rider layer years 11 and later, is 3.60% of premiums. See note 2, above, for an explanation of target amount.

(4) Surrender penalty factors vary separately for each coverage segment based on the insureds age at issue, sex, underwriting risk classification, including smoker or non-smoker status, and the number of years each coverage segment has been in force. Coverage segments include basic coverage under the base policy and any layers, as well as supplemental coverage under the Supplemental Adjustable Life Insurance Rider and any rider layers. The surrender penalty factors shown in the table may not be representative of the charge you would pay. You can obtain more information about the surrender penalty factors that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports of charges and expenses.

(5) The maximum surrender penalty factor applies to a base policy or layer insuring a male, age 59 at issue, who qualifies for our preferred non-smoker risk class. The maximum surrender penalty factor applies during the first policy or layer year.

(6) During the first policy or layer year, the minimum surrender penalty factor applies to a base policy or a layer insuring a female, age 0 or 1 at issue, who qualifies for our standard non-smoker risk class.

(7) The maximum surrender penalty factor applies to a supplemental coverage rider or rider layer insuring a male, age 59 at issue, who qualifies for our preferred non-smoker risk class. The maximum surrender penalty factor applies during the first rider or rider layer year.

(8) During the first rider or rider layer year, the minimum surrender penalty factor applies to a supplemental coverage rider or rider layer insuring a female, age 0 or 1 at issue, who qualifies for our standard non-smoker risk class.

(9) Loan interest at an annual effective rate of 8.00% will be charged on the amount of any loan reinstated or repaid upon reinstatement of the policy. Such loan interest will be charged for the period from the date of lapse to the date of reinstatement and will be charged on the amount of the loan (policy debt) outstanding at the time the policy lapsed.



The following table describes the fees and charges that are payable periodically during the time that you own the policy. This does not include portfolio fees and expenses.


        Periodic Charges Other Than Portfolio Company Operating Expenses

--------------------------------- ---------------------------- ---------------------------------------------------------------
             Charge                 When Charge Is Deducted                           Amount Deducted
--------------------------------- ---------------------------- ---------------------------------------------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
                                                                      Guaranteed Charge               Current Charge(1)
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Monthly Deduction -  The          On each monthly policy
Monthly Deduction is comprised    date starting with the
of the sum of the following       policy date until the
five charges:                     policy anniversary nearest
                                  the insured's 100th
                                  birthday.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
1.   Monthly Deduction Rate(10) times each $1,000 of net amount at risk(11) for basic coverage.
Maximum monthly deduction rate:                                $ 83.3333 times each $1,000 of    $ 35.5983 times each $1,000
                                                               the net amount at risk.(12)       of the net amount at
                                                                                                 risk.(13)
Minimum monthly deduction                                      $ 0.0033 times each $1,000 of     Same as Guaranteed Charge.
rate(14):                                                      the net amount at risk.
Representative Insured:  male,                                 $ 0.0208 times each $1,000 of     Same as Guaranteed Charge.
-----------------------
age 35 at issue, who qualifies                                 the net amount at risk.
for our preferred non-smoker
risk class, with $200,000 of
total face amount
($100,0000-$249,999 band).
Monthly deduction rate during the first policy year.

--------------------------------- ----------------------------
--------------------------------- ---------------------------- --------------- ----------------- -----------------------------
2.       Policy fee:              On each monthly policy       Policy Years    Amount            $6.00 in all policy years.
                                                               ------------    ------
                                  date starting with the
                                  policy date until the
                                  policy anniversary nearest
                                  the insured's 100th
                                  birthday.
--------------------------------- ----------------------------
--------------------------------- ----------------------------
                                                               1               $6.00
--------------------------------- ----------------------------
--------------------------------- ----------------------------
                                                               2+              $10.00
--------------------------------- ---------------------------- --------------- ----------------- -----------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
3.       Monthly Expense Charge   On each monthly policy                                         Same as guaranteed charges
     Per Thousand(15) is a        date starting with the                                         in policy and layer years
     charge per $1,000 of face    policy date until the                                          1-5.  In policy and layer
     amount of the base policy    policy anniversary nearest                                     years 6 and later, current
     and per $1,000 of face       the insured's 100th                                            charge is zero.
     amount of each layer.        birthday.
Maximum monthly expense                                        $ 4.825 times each $1,000         Same as Guaranteed Charge.
charge(16):                                                        of face amount for the base
                                                                   policy and for each $1,000
                                                                   of face amount for each
                                                                   layer, respectively.
Minimum monthly expense charge:                                $ 0.0648 times each $1,000        Policy/Layer   Same as
                                                                                                 -------------
                                                                   of face amount for the base   Years 2-5      Guaranteed
                                                                                                 -----
                                                                   policy and for each $1,000                   Charge.
                                                                   of face amount for each
                                                                   layer, respectively.(17)
                                                                                                 Policy/Layer   None
                                                                                                 Years 6+
--------------------------------- ---------------------------- --------------------------------- -------------- --------------





--------------------------------- ---------------------------- ---------------------------------------------------------------
             Charge                 When Charge is Deducted                           Amount Deducted
--------------------------------- ---------------------------- ---------------------------------------------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
                                                                      Guaranteed Charge               Current Charge(1)
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Representative Insured:  male,                                 $ 0.3675 times each $1,000        Same as Guaranteed Charge.
-----------------------
age 35 at issue, qualifying for                                    of face amount for the base
our preferred non-smoker risk                                      policy.
class, with $200,000.00 of
total face amount
($100,000-$249,999 band).
Monthly expense charge during the first policy year.
--------------------------------- ----------------------------
--------------------------------- ---------------------------- ----------- --------------------- ----------- -----------------
4.   Monthly Mortality and On each monthly policy Policy One twelfth of Policy
     Same as Expense risk charge: date starting with the Years 0.65% of Years
     Guaranteed
                                  policy date until the        1-10        sub-account           1-10        Charge.
                                  policy anniversary nearest               accumulation
                                  the insured's 100th                      values.
                                  birthday.
--------------------------------- ----------------------------
--------------------------------- ----------------------------
                                                               Policy      One twelfth of        Policy      One twelfth of
                                                               -------                           -------
                                                               Years       0.40% of              Years       0.15% of
                                                               -----                             -----
                                                               11-20       sub-account           11-20       sub-account
                                                                           accumulation                      accumulation
                                                                           values.                           values.
--------------------------------- ----------------------------
--------------------------------- ----------------------------
                                                               Policy      One twelfth of        Policy      0.00% of
                                                               -------                           -------
                                                               Years       0.25% of              Years       sub-account
                                                               -----                             -----
                                                               21+         sub-account           21+         accumulation
                                                                           accumulation                      values.
                                                                           values.
--------------------------------- ---------------------------- ----------- --------------------- ----------- -----------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
5.       Monthly Deduction for
     In-Force Riders
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Accident Indemnity       On each monthly policy
     Rider(18):                   date, until the policy
                                  anniversary nearest the
                                  insured's 70th birthday.
Maximum monthly rider                                          $ 0.16 per $1,000 of accident     Same as Guaranteed Charge.
charge(19):                                                        indemnity face amount.
Minimum monthly rider                                          $ 0.08 per $1,000 of accident     Same as Guaranteed Charge.
charge(20):                                                        indemnity face amount.
Representative Insured:  male,                                 $ 0.08 per $1,000 of accident     Same as Guaranteed Charge.
-----------------------
age 32 at rider issue.                                             indemnity face amount.
Monthly rider charge.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Extended No-Lapse        On each monthly policy       $ 0.06 for each $ 1,000 of face   Same as Guaranteed Charge.
     Guarantee Rider:             date until the policy            amount of the policy.
                                  anniversary nearest the
                                  insured's 100th birthday.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Guaranteed               On each monthly policy
     Insurability Rider(21):      date, until the policy
                                  anniversary nearest the
                                  insured's 40th birthday.
Maximum monthly rider                                          $ 0.13 per $1,000 of option       Same as Guaranteed Charge.
charge(22):                                                        amount elected under the
                                                                   rider.
Minimum monthly rider                                          $ 0.03 per $1,000 of option       Same as Guaranteed Charge.
charge(23):                                                        amount elected under the
                                                                   rider.
--------------------------------- ---------------------------- --------------------------------- -----------------------------






--------------------------------- ---------------------------- ---------------------------------------------------------------
             Charge                 When Charge is Deducted                           Amount Deducted
--------------------------------- ---------------------------- ---------------------------------------------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
                                                                      Guaranteed Charge               Current Charge(1)
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Representative Insured:  male,                                 $ 0.05 per $1,000 of option       Same as Guaranteed Charge.
-----------------------
age 7 at rider issue. Monthly                                      amount elected under the
rider charge.                                                      rider.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
--------------------------------- ----------------------------                                   -----------------------------
>>       Insurance on Children    On each monthly policy       $ 0.45 for each $1,000 of rider   Same as Guaranteed Charge.
     Rider:                       date until the policy            coverage.
                                  anniversary nearest the insured's 65th
                                  birthday or the youngest child's 25th
                                  birthday, whichever occurs first.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Supplemental
     Adjustable Life Insurance
     Rider (SALIR):
Monthly Deduction Rate(24) per    During policy years when
$1,000 of net amount at risk      rider or rider layer is in
for SALIR coverage:               effect. Deducted from base
                                  policy or layer accumulation value on each
                                  monthly policy date, starting on the policy
                                  date (if applicable) until the policy
                                  anniversary nearest the insured's 100th
                                  birthday.
Maximum monthly deduction rate:                                $ 83.3333 per $1,000              $ 35.5983 per $1,000
                                                                   of the net amount at risk         of the net amount at
                                                                   attributable to rider or a        risk attributable to
                                                                   rider layer. (25)                 rider or a rider
                                                                                                     layer.(26)
Minimum monthly deduction                                      $ 0.0033 per $1,000               Same as Guaranteed Charge.
rate(27):                                                          of the net amount at risk
                                                                   attributable to rider or a
                                                                   rider layer.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Representative Insured:  male,                                 $0.0533 per $1,000                Same as Guaranteed Charge.
-----------------------
age 46 at issue, qualifying for                                    of the net amount at risk
our preferred non-smoker risk                                      attributable to rider.
class, with $275,000 of total
face amount ($250,000-$499,999
band), $225,000 of the total
face amount provided under the
rider.   Monthly deduction rate
during the first rider year.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Monthly Expense Charge Per        During policy years when
Thousand(28) of face amount of    rider or rider layer is in
the Supplemental Adjustable       effect. Deducted from base
Life Insurance Rider or rider     policy or layer
layer:                            accumulation value on each
                                  monthly policy date, starting on the policy
                                  date (if applicable) until the policy
                                  anniversary nearest the insured's 100th
                                  birthday.
--------------------------------- ---------------------------- --------------------------------- -----------------------------







--------------------------------- ---------------------------- ---------------------------------------------------------------
             Charge                 When Charge is Deducted                           Amount Deducted
--------------------------------- ---------------------------- ---------------------------------------------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
                                                                      Guaranteed Charge               Current Charge(1)
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Maximum monthly expense charge:                                $ 4.8733 per $1,000               None.
                                                                   of face amount for the
                                                                   supplemental coverage or
                                                                   rider layer.(29)
Minimum monthly expense charge:                                $ 0.0655 per $1,000               None.
                                                                   of face amount for the
                                                                   supplemental coverage or
                                                                   rider layer.(30)
--------------------------------- ---------------------------- --------------------------------- -----------------------------
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Representative Insured:  male,                                 $ 0.6239 per $1,000               None.
-----------------------
age 46 at issue, qualifying for                                    of face amount for the
our preferred non-smoker risk                                      supplemental rider coverage.
class, on a policy with
$275,000 of total face amount
($250,000-$499,999 band), $225,000 of the total face amount provided under the rider. Monthly expense charge during the first rider or rider layer year.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Waiver Provision         On each monthly policy
     Rider(31):                   date, until the policy
                                  anniversary nearest the
                                  insured's 60th birthday.
Maximum monthly rider                                          $ 0.33 per $1,000                 Same as Guaranteed Charge.
charge(32):                                                        of net amount at risk on
                                                                   each coverage segment.
Minimum monthly rider                                          $ 0.01per $1,000                  Same as Guaranteed Charge.
charge(33):                                                        of net amount at risk on
                                                                   each coverage segment.
Representative Insured:  male,                                 $ 0.02 per $1,000                 Same as Guaranteed Charge.
-----------------------
age 31 at rider issue,                                             of net amount at risk on
qualifying for a standard                                          each coverage segment.
non-smoker classification on
the rider.Monthly rider charge
in the first rider year.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
>>       Additional Waiver        On each monthly policy
     Provision Rider Charge       date, until the policy
     applicable to Guaranteed     anniversary nearest the
     Insurability Rider(34):      insured's 40th birthday if
                                  both Guaranteed
                                  Insurability Rider and
                                  Waiver Provision Rider are
                                  in force on policy.
Maximum monthly rider                                          $ 0.04 per $1,000 of option       Same as Guaranteed Charge.
charge(35):                                                    amount elected under the rider.
Minimum monthly rider                                          $ 0.01 per $1,000 of option       Same as Guaranteed Charge.
charge(36):                                                    amount elected under the rider.
Representative Insured:  male,                                 $ 0.01 per $1,000 of option       Same as Guaranteed Charge.
-----------------------
age 6 at rider issue .  Monthly                                amount elected under the rider.
rider charge.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
Net Loan Interest Charges(37)     While policy loan is         1.25%                             1.00%
                                  outstanding.
--------------------------------- ---------------------------- --------------------------------- -----------------------------
For information concerning compensation paid for the sale of the policies, see
Distribution.

(10) Monthly deduction rates vary based on insureds age at issue, sex, and underwriting classification (including, for current charges only, smoker or non-smoker status), adjusted for any extra ratings and age of the policy and each layer. Extra ratings are additional charges assessed on policies insuring individuals considered to have higher mortality risks based on our underwriting standards and guidelines. Different rates may apply to the base policy and to each layer, respectively. The current rate for the base policy or a layer is guaranteed for the first policy or layer year. The monthly deduction rate times each $1,000 of net amount at risk shown in the table may not be representative of the charges you will pay. You can obtain more information about the monthly deduction rate times each $1,000 of net amount risk that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(11) Net amount at risk is the difference between (a) the death benefit multiplied by the monthly death benefit discount factor and (b) the accumulation value. For purposes of determining the monthly deduction, the net amount at risk is determined separately for the base policy total amount and the layer total amount, based on the portion of the death benefit attributable to each.

(12) The maximum monthly deduction rate shown will apply on all policies during the policy or layer year in which the insured is age 99. The maximum monthly deduction rate shown may also apply in other, earlier policy or layer years if the policy is issued with extra ratings. See note 10, above, for an explanation of extra ratings.

(13) The maximum current monthly deduction rate shown will apply during the twentieth policy or layer year for a base policy or layer insuring a male, age 80 at issue, qualifying for our standard smoker risk class. The maximum charge will be higher for policies on which extra ratings apply. See note 10, above, for an explanation of extra ratings.

(14) The minimum monthly deduction rate shown will apply during the first policy or layer year for a base policy or layer insuring a female, age 3 at issue, qualifying for our preferred non-smoker risk class.

(15) The monthly expense charge per thousand varies based on the total face amount of the policy, the insureds age at issue, sex, underwriting classification (including smoker or non-smoker status), and age of the policy and each layer, respectively. The charge may differ for the base policy and each layer, respectively. The monthly expense charge per thousand shown in the table may not be representative of the charge you would pay. You can obtain more information about the monthly expense charge per thousand that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(16) The maximum monthly expense charge per thousand shown will apply during the first policy or first layer year for a base policy or layer insuring a male, age 80 at issue, qualifying for our standard smoker risk class, with a total policy face amount of $25,000 ($25,000-$99,999 band).

(17) The minimum monthly expense charge per thousand shown will apply during the second and subsequent policy or layer years for guaranteed charges, and during the second through fifth policy or layer years for current charges, for a base policy or layer insuring a female, age 0 at issue, qualifying for our preferred non-smoker risk class, with a total policy face amount of $3,000,000 ($3,000,000 and above band).

(18) Charge for the Accident Indemnity Rider is based on the insureds age at rider issue and remains level thereafter. The rider monthly deduction charge per $1,000 of accident indemnity coverage shown in the table may not be representative of the charge you would pay. You can obtain more information about rider charges that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(19) The maximum monthly rider charge shown will apply for a rider insuring an individual, age 65 at rider issue.

(20) The minimum monthly rider charge shown will apply for a rider insuring individuals, ages 5 through 39 at rider issue.

(21) Charge for the Guaranteed Insurability Rider is based on the insureds age at rider issue (and, in California, the insureds sex) and remains level thereafter. The monthly deduction charge per $1,000 of the option amount elected under the rider shown in the table may not be representative of the charge you would pay. You can obtain more information about rider charges that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(22) The maximum monthly rider charge shown will apply for a rider insuring an individual, age 32 or 33 at rider issue. (In California, the maximum charge applies to a male insured.)

(23) The minimum monthly rider charge shown will apply for a rider insuring individuals, ages 0 through 5 at rider issue. (In California, a lower minimum monthly rider charge will apply for a female insured, age 0 or 1 at rider issue.)

(24) Monthly deduction rates vary based on the insureds age at issue, sex, and underwriting classification (including, for current charges only, smoker or non-smoker status), adjusted for any extra ratings, and age of the rider or rider layer. The monthly deduction rate per $1000 of net amount at risk shown in the table may not be representative of the charge that you will pay. You can obtain more information about the monthly deduction rate per $1,000 of net amount risk that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(25) The maximum guaranteed monthly deduction rate shown will apply to all policies during the rider or rider layer year in which the insured is age
     99. The maximum monthly deduction rate shown may also apply in other, earlier rider or rider layer years if the coverage segment is issued with extra ratings. See note 10, above, for an explanation of extra ratings.

(26) The maximum current monthly deduction rate shown will apply during the twentieth rider or rider layer year for a rider or rider layer insuring a male, age 80 at issue, qualifying for our standard smoker risk class. The maximum charge will be higher for policies on which extra ratings apply. See note 10, above, for an explanation of extra ratings.

(27) The minimum monthly deduction charge shown will apply during the first rider or rider layer year for a rider or rider layer insuring a female, age 3 at issue, qualifying for our preferred non-smoker risk class.

(28) The monthly expense charge per thousand of face amount of the supplemental rider or rider layer face amount varies based on the total face amount of the policy, the insureds age at issue, sex, underwriting classification (including smoker or non-smoker status), and age of the rider and each rider layer. Different rates may apply to the rider and to each rider layer, respectively. The monthly expense charge per thousand of face amount shown in the table may not be representative of the charge you would pay. You can obtain more information about the monthly expense charge per $1000 of rider face amount that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(29) The maximum monthly expense charge per thousand shown will apply during the first rider or rider layer year for a rider or rider layer insuring a male, age 80 at issue, qualifying for our standard smoker risk class, on a policy with a total face amount of $25,000 ($25,000-$99,999 band).

(30) The minimum monthly expense charge per thousand shown will apply during the second and subsequent rider or rider layer year for a rider or rider layer insuring a female, age 0 at issue, qualifying for our preferred non-smoker risk class, on a policy with a total face amount of $3,000,000 ($3,000,000 and above band).

(31) The charge for the Waiver Provision Rider varies based on the insureds attained age, sex, and smoker or non-smoker status on the base policy, and any extra ratings applicable to the rider coverage. Extra ratings are additional charges assessed with respect to riders insuring individuals considered to have higher risks of becoming totally disabled based on our underwriting standards and guidelines. The monthly deduction rate per $1,000 of net amount at risk shown in the table may not be representative of the charge that you will pay. You can obtain more information about the rider charges that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(32) The maximum charge applies for a rider covering a male insured, classified as a smoker, qualifying for our standard risk classification for the rider, during the policy year in which the insured has attained age 59. Higher charges will apply if the rider is issued with extra ratings. See note 31, above, for an explanation of extra ratings.

(33) The minimum charge applies for a rider covering a male insured whose attained age is less than 30 or a female insured whose attained age is less than 29.

(34) An additional charge for Waiver Provision Rider associated with the option amount elected under the Guaranteed Insurability Rider will be assessed if the policy includes both the Waiver Provision Rider and the Guaranteed Insurability Rider. The additional charge varies based on the insureds age at rider issue and sex. The monthly deduction charge per $1,000 of additional Waiver Provision Rider based on the option amount elected under the Guaranteed Insurability Rider shown in the table may not be representative of the charge you would pay. You can obtain more information about rider charges that would apply to you by contacting your registered representative and requesting a personalized illustration including supplemental reports.

(35) The maximum charge shown applies to a rider issued with a standard risk classification, insuring a female, ages 24 through 33 at rider issue.

(36) The minimum charge shown applies to a rider issued with a standard risk classification, insuring a female, age 0 at rider issue or a male, ages 0 through 13 at rider issue.

(37) The net loan interest charges are the difference between the loan interest rate charged and the rate at which we credit interest with respect to the outstanding loan. While a policy loan is outstanding, loan interest accrues daily and is charged in arrears on the next policy anniversary or, if earlier, on the date of loan repayment; or on the lapse, surrender, or termination of the policy; or on the date of the insureds death. Loan interest is charged at an annual effective rate of 8.00% for both regular loans and for preferred loans. In addition, interest with respect to outstanding loans is credited to the policy accumulation value while a loan is outstanding. Such interest is earned daily. Interest is earned with respect to regular loans at an annual effective rate of 6.75% on a guaranteed basis and 7.00% on a current basis. Interest is earned with respect to preferred loans at an annual effective rate of 7.75% on a guaranteed basis and 8.00% on a current basis. As a result, the net loan interest charges for a regular loan are 1.25% (8.00% minus 6.75%) on a guaranteed basis and 1.00% (8.00% minus 7.00%) on a current basis. The net loan interest charges for a preferred loan are 0.25% (8.00% minus 7.75%) on a guaranteed basis and 0.00% (8.00% minus 8.00%) on a current basis.




                               Portfolio Expenses

The following table describes the portfolio fees and expenses that you will periodically pay during the time that you invest in these portfolios.

Minimum/Maximum Total Portfolio Annual Expenses

The minimum and maximum total annual portfolio operating expenses (before waiver or reimbursement) charged by the portfolios for the fiscal year ended December 31, 2007 are shown below, including management fees, distribution (12b-1) fees, and other expenses.


-------------------------------- --------------------------------
            Minimum                          Maximum
-------------------------------- --------------------------------
-------------------------------- --------------------------------
             0.35%                            1.58%
-------------------------------- --------------------------------

Portfolio Expense Details

The fees and expenses are for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. The figures are shown as a percentage of assets before any fee waivers and/or expense reimbursements that may be provided by a portfolio(1). More detail concerning each portfolio's fees and expenses is contained in the prospectus for each portfolio.

                                                                                                Portfolio Expenses

                                                                                                       Total
                                                                                                     Portfolio
                                                            Management      Other         Rule        Annual
Portfolio                                                      Fees        Expenses    12b-1 Fees    Expenses
---------                                                      ----        --------    ----------    --------
Alger American Income & Growth - Class O                      0.585%        0.185%                      0.77%
AllianceBernstein VPS Growth and Income Portfolio -           0.55%         0.06%         0.25%         0.86%
Class B
AllianceBernstein VPS Large Cap Growth Portfolio -            0.75%         0.08%         0.25%         1.08%
Class B
Dreyfus Investment Portfolios - MidCap Stock Portfolio        0.75%         0.05%                       0.80%
- Initial Shares((2))
The Dreyfus Socially Responsible Growth Fund, Inc. -          0.75%         0.07%                       0.82%
Initial Shares
Dreyfus VIF - Appreciation Portfolio - Initial Shares         0.75%         0.05%                       0.80%
Dreyfus VIF - Developing Leaders Portfolio - Initial          0.75%         0.06%                       0.81%
Shares((3))
Fidelity VIP Contrafund(R) Portfolio - Service Class 2(4)       0.56%         0.09%         0.25%         0.90%
Fidelity VIP Equity-Income Portfolio - Service Class 2        0.46%         0.09%         0.25%         0.80%
Fidelity VIP Index 500 Portfolio - Service Class 2(5)         0.10%         0.00%         0.25%         0.35%
Franklin Small Cap Value Securities Fund - Class 2(6)         0.51%         0.20%         0.25%         0.96%
Franklin Small-Midcap Growth Securities Fund - Class          0.48%         0.30%         0.25%         1.03%
2(6)
Janus Aspen Series Balanced - Service Shares(7abcd)           0.55%         0.02%         0.25%         0.82%
Janus Aspen Series Worldwide Growth - Service                 0.65%         0.02%         0.25%         0.92%
Shares(7abcd)(8)
MFS(R) Growth Series - Initial Class(9)((10))                   0.75%         0.12%                       0.87%
MFS(R) Investors Trust Series - Initial Class(9)                0.75%         0.10%                       0.85%
MFS(R) Research Series - Initial Class(9)                       0.75%         0.13%                       0.88%
PIMCO VIT Real Return -Admin Class                            0.25%         0.25%         0.15%         0.65%
PIMCO VIT StocksPLUS Growth & Income - Admin Class            0.25%         0.10%         0.15%         0.50%
Premier VIT OpCap Managed Portfolio                           0.80%         0.15%                       0.95%
Premier VIT OpCap Small Cap Portfolio                         0.80%         0.15%                       0.95%
Transamerica Asset Allocation - Conservative VP -             0.10%         0.81%                       0.91%
Initial Class((11))((12))((13))(14)
Transamerica Asset Allocation - Growth VP - Initial           0.10%         0.95%                       1.05%
Class((11))((12))((13))(14)
Transamerica Asset Allocation - Moderate Growth VP -          0.10%         0.87%                       0.97%
Initial Class((11))((12))((13))(14)
Transamerica Asset Allocation - Moderate VP - Initial         0.10%         0.84%                       0.94%
Class((11))((12))((13))(14)
Transamerica BlackRock Large Cap Value VP - Initial           0.78%         0.07%                       0.85%
Class((11))((13))(14)
Transamerica Capital Guardian Global VP - Initial             1.03%         0.11%                       1.14%
Class((11))((13))(14)
Transamerica Capital Guardian Value VP - Initial              0.78%         0.04%                       0.82%
Class((11))((13))(14)
Transamerica Clarion Global Real Estate Securities VP -       0.75%         0.09%                       0.84%
Initial Class((11))((13))(14)
Transamerica Convertible Securities VP - Initial              0.74%         0.05%                       0.79%
Class((11))((13))(14)
Transamerica Equity VP - Initial                              0.70%         0.06%                       0.76%
Class(11)((13))((14))(15)
Transamerica Federated Market Opportunity VP - Initial        0.75%         0.07%                       0.82%
Class((11))((13))(14)
Transamerica Growth Opportunities VP - Initial                0.78%         0.05%                       0.83%
Class(11)(13)(14)
Transamerica JPMorgan Mid Cap Value VP - Initial              0.81%         0.06%                       0.87%
Class(11)(13)(14)
Transamerica Marsico Growth VP - Initial                      0.76%         0.05%                       0.81%
Class(11)(13)(14)
Transamerica Money Market VP - Initial Class(11)(13)(14)      0.35%         0.05%                       0.40%
Transamerica PIMCO Total Return VP - Initial                  0.64%         0.06%                       0.70%
Class(11)(13)(14)
Transamerica Science & Technology VP - Initial                0.78%         0.07%                       0.85%
Class(11)(13)(14)
Transamerica Templeton Global VP -  Initial                   0.74%         0.11%                       0.85%
Class(11)(13)(14)
Transamerica Third Avenue Value VP - Initial                  0.80%         0.07%                       0.87%
Class(11)(13)(14)
Transamerica U.S. Government Securities VP - Initial          0.55%         0.07%                       0.62%
Class((11))((13))(14)
Transamerica Van Kampen Mid-Cap Growth VP - Initial           0.80%         0.09%                       0.89%
Class(11)(13)(14)
Van Kampen UIF Core Plus Fixed Income - Class 1               0.38%         0.27%                       0.65%
Van Kampen UIF Emerging Markets Equity - Class 1              1.21%         0.37%                       1.58%
Van Kampen UIF High Yield - Class 1                           0.42%         0.39%                       0.81%
Van Kampen UIF International Magnum - Class 1                 0.80%         0.35%                       1.15%













The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers. We have not and cannot independently verify either the accuracy or completeness of such information.
Actual expenses in future years may be higher or lower than these figures. These expenses are for the year ended December 31, 2007.

Notes to Fee Table:

(1)  For certain portfolios, certain expenses were voluntarily reimbursed and/or certain fees were voluntarily waived during 2007. It is anticipated that these expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these voluntary arrangements, annual portfolio operating expenses would have been, as a percentage of assets, as follows:
                                                                                                     Total Portfolio
                                                              Management      Other     Rule 12b-1        Annual
    Portfolio                                                    Fees        Expenses      Fees          Expenses
    ---------                                                    ----        --------      ----          --------
    Alger American Income & Growth - Class O                    0.535%        0.185%                      0.72%
    Franklin Small Cap Value Securities Fund - Class 2           0.48%        0.20%        0.25%          0.93%
    Franklin Small - Midcap Growth Securities Fund - Class       0.47%        0.30%        0.25%          1.02%
    2
    Van Kampen UIF High Yield - Class 1                          0.41%        0.39%                       0.80%
    Van Kampen UIF International Magnum - Class 1                0.70%        0.35%                       1.05%


(2) Other expenses include expenses of 0.01% for acquired fund fees and expenses.

(3) Other expenses include expenses of 0.02% for acquired fund fees and expenses.

(4) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been: 0.90%. These offsets may be discontinued at any time.

(5) Management fees for the fund have been reduced to 0.10%, and class expenses are limited to 0.35% (these limits do not apply to interest, taxes, brokerage commissions, securities lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the fund's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the fund manager's part.

(6) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).

(7) a) All expenses are shown without the effect of expense offset arrangements. Pursuant to such arrangements, credits realized as a result of uninvested cash balances are used to reduce custodian and transfer agent expenses. b) The "Management Fee" is the investment advisory fee paid by the Portfolios to Janus Capital.
     c) Because the 12b-1 fee is charged as an ongoing fee, over time the fee will increase the cost of your investment and may cost you more than paying other types of sales charges.
     d) Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus Capital. Janus Capital has contractually agreed to waive certain Portfolios' total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, taxes, and extraordinary expenses) to certain limits until May 1, 2008. The expense waivers shown reflect the application of such limits. The expense limits are detailed in the Statement of Additional Information.

(8) Worldwide Growth Portfolio's management fee rate may adjust up or down based upon the portfolio's performance relative to its benchmark index during a measuring period. This rate is shown prior to any performance adjustment. Any such adjustment to this rate commenced February 2007 and may increase or decrease the management fee by a variable up to 0.15%, assuming constant assets. The management fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Refer to the portfolio's prospectus and statement of additional information for more information. Because a fee waiver will have a positive effect upon the portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to the portfolio's investment advisor.

(9) The fund has entered into an expense offset arrangement that reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Such fee reduction is not reflected in the table. Had this fee reduction been taken into account, "Net Expenses" would be lower.

(10) Formerly called: MFS(R) Emerging Growth Series - Initial Class

(11) Projected expenses are based on the 12/31/2007 Annual Report and the most current contractual advisory fees and expense limits.

(12) Expense amounts shown include the indirect proportionate expenses of the underlying TST portfolios and Transamerica IDEX funds in which the portfolio invests.

(13) Transamerica Asset Management, Inc. (TAM) has agreed to waive fees and/or reimburse expenses if actual expenses prior to April 30, 2009, excluding 12b-1 fees and certain extraordinary expenses, exceed certain amounts. See the TST prospectus for further details.

(14) Transamerica Series Trust was formerly named AEGON/Transamerica Series Trust (ATST).

(15) Management Fees are 0.75% of average daily net assets of the first $500 million; 0.70% of average daily assets of the next $2 billion; and 0.65% of average daily net assets in excess of $2.5 billion.

87

TRANSAMERICA, THE FIXED ACCOUNT, THE SEPARATE ACCOUNT, AND THE PORTFOLIOS

Transamerica Life Insurance Company

Transamerica Life Insurance Company, or Transamerica, is located at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. Transamerica is principally engaged in the sale of life insurance and annuity policies.

Transamerica   Corporation,   a  subsidiary  of  AEGON  N.V.,   indirectly  owns
Transamerica Life Insurance Company.

Our administrative office is located at 4333 Edgewood Rd. NE, Cedar Rapids, Iowa 52499. Telephone: 1-866-844-4885

Transamerica Life Insurance Company is obligated to pay to you all benefits and amounts promised under this policy.

Insurance Marketplace Standards
Association

In recent years, the insurance industry has recognized the need to develop specific principles and practices to help maintain the highest standards of marketplace behavior and enhance credibility with consumers. As a result, the industry established the Insurance Marketplace Standards Association or IMSA.

As an IMSA member, we agree to follow a set of standards in our advertising, sales and service for individual life insurance and annuity products. The IMSA logo, which you will see on our advertising and promotional materials, demonstrates that we take our commitment to ethical conduct seriously.

The Fixed Account

The fixed account is a part of our general account. The general account consists of all assets that we own, except those in the separate account and other separate accounts we may have. Except as limited by law, we have sole control over investment of the assets in our general account. Although you do not share directly in the investment experience of our general account, you may allocate net premiums to the fixed account and transfer funds between the separate account and the fixed account, within limits.

Accumulation value in the fixed account earns interest daily. The minimum guaranteed interest rate we credit on fixed account values (other than amounts in the loan account) is an annual effective rate of 3.00%. We may credit interest at a higher rate, but there is no assurance that we will declare an interest rate higher than the 3.00% per year minimum. We credit interest with respect to outstanding loans at a minimum annual effective rate not less than 6.75% for regular loans and not less than 7.75% for preferred loans.

The Separate Account

Transamerica Life Insurance Company Separate Account VUL-6, designated as the separate account, was established as a separate account under the laws of the State of Iowa pursuant to resolutions adopted by the Board of Directors of Transamerica Occidental Life Insurance Company on June 11, 1996. The separate account was named Transamerica Occidental Life Insurance Company Separate Account VUL-6. Its name was changed to Transamerica Life Insurance Company Separate Account VUL-6 on October 1, 2008, when Transamerica Occidental Life Insurance Company merged with and into Transamerica Life Insurance Company.

The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of an investment account under the federal securities laws. However, the SEC does not supervise the management of the investment practices or policies of the separate account.

You may allocate any portion of your net premiums to the separate account. The portion of the accumulation value in the separate account will be based on the values of the sub-accounts to which your net premiums are allocated.

The variable benefits under this policy are provided through the separate account. The assets of the separate account are the property of Transamerica Life Insurance Company, but they are segregated from our other assets. Transamerica is not a trustee with respect to the separate account assets. The separate account does not have trustees. Transamerica maintains custody of all securities of the separate account. Income, if any, together with gains and losses, realized or unrealized, from assets in the separate account will be credited to or charged against the amounts allocated to the separate account without regard to other income, gains or losses of Transamerica Life Insurance Company. Assets equal to the liabilities of the separate account will not be charged with liabilities arising out of any other business we may conduct. If the assets in the separate account exceed the liabilities arising under the policies supported by the separate account, the excess may be used to cover other liabilities of Transamerica Life Insurance Company. Any amount we allocate to the separate account for state or federal income taxes may be deducted from the separate account.

The separate account currently has 45 sub-accounts available for investment, each of which invests only in a specific corresponding mutual fund portfolio. Changes to the sub-accounts may be made at our discretion. All sub-accounts may not be available in all jurisdictions.

We reserve the right to create new sub-accounts for the policies in our sole discretion. Any new sub-accounts will be made available to existing owners on a basis to be determined by us. Each additional sub-account will purchase shares in a mutual fund portfolio or other investment vehicle. Subject to law, we may also combine or eliminate one or more sub-accounts in our sole discretion or close sub-accounts to allocations of new premiums by existing or new policy owners.

Furthermore, subject to applicable law the separate account or any sub-accounts may be operated as a management company under the 1940 Act or any other form permitted by law. They may also be deregistered under such Act in the event that registration is no longer required. Finally, they may also be combined with other sub-accounts or one or more other separate accounts.

The Portfolios

The sub-accounts invest in a variety of portfolios.

The portfolios are open-end management investment companies, or portfolios or series of open-end management companies, registered with the SEC under the 1940 Act, and are usually referred to as mutual funds. SEC registration does not involve SEC supervision of the investments or investment policies of the portfolios.

We may receive payment from some or all of the portfolios or their advisers, distributors, or affiliates for administrative or distribution services. The amount of this compensation may be based upon a percentage of the assets of the portfolio attributable to the policy and other policies issued by us. These percentages differ. Some advisers, distributors, or affiliates may be affiliated with us and some may pay us more than others.

Before investing, carefully read the prospectuses of the portfolios that accompany this prospectus. The portfolios' prospectuses contain more detailed information on the portfolios' investment objectives, restrictions, risks, expenses and advisers.

Statements of Additional Information for the portfolios are available on request. There is no guarantee that the portfolios' investment objectives will be achieved. The accumulation value may be less than the aggregate premiums made to the policy.

Revenue We Receive

We may directly or indirectly receive payments from the portfolios, their advisers, sub-advisers, distributors or affiliates thereof, in consideration of certain administrative, marketing and other services we provide and expenses we incur. We generally receive three types of payments:

Rule 12b-1 Fees. We and our affiliate, Transamerica Securities Sales Corporation ("TSSC"), the principal underwriter for the policies, may receive some or all of the 12b-1 fees from the funds. The 12b-1 fees received by TSSC from Fidelity Funds that are attributable to our variable insurance products are credited to us. No other 12b-1 fees are retained by TSSC. These fees range from 0.15% to 0.25% of the average daily assets of certain portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

Administrative, Marketing and Support Service Fees ("Support Fees"). We and TSSC may receive compensation from the investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios for administrative and other services related to separate account operations. The amount of this compensation is based on a percentage of the assets of the particular portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or their affiliates) pay us more than others.



The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

----------------------------------------------------------------------------------------------------------

                                  Incoming Payments to TLIC and/or TSSC
----------------------------------------------------------------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
                       Fund Group                                    Maximum Fee % of assets*
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Alger                                                     0.35% after $500 million**
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
AllianceBernstein                                         0.30%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Dreyfus                                                   0.25%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Fidelity                                                  0.25%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Franklin                                                  0.40%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Janus                                                     0.35%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
MFS                                                       0.20% after $20 million**
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
OpCap                                                     0.25% after $600 million**
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Pacific Investment Management Company (PIMCO)             0.30%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Transamerica Series Trust (TST)                           0.39%
--------------------------------------------------------- ------------------------------------------------
--------------------------------------------------------- ------------------------------------------------
Van Kampen                                                0.25%
--------------------------------------------------------- ------------------------------------------------

* Payments are based on a percentage of the average assets of each underlying portfolio in which the sub-accounts available under this policy, and under certain other variable insurance products offered by us, invest. We may continue to receive 12b-1 fees and administrative fees on sub-accounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.

** We receive this percentage once a certain dollar amount in fund shares is held by the sub-accounts of TLIC and its affiliates.

Other payments. We and TSSC also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the portfolios (or their affiliates) with regard to variable insurance products that are issued by us. These amounts are paid out of the advisers' or sub-advisers' own resources and not out of fund assets. Certain advisers and sub-advisers of the underlying portfolios (or their affiliates) may provide us with occasional gifts, meals, tickets or other compensation as an incentive to market the portfolios and to cooperate with their promotional efforts. The amounts may be significant and provide the adviser or sub-adviser with increased access to those of us involved in the distribution of the policy.

Proceeds from certain of these payments by the funds, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses that we incur in promoting, issuing, distributing and administering the policies.

Transamerica Asset Management, Inc. (TAM), the investment advisor for Transamerica Series Trust (TST), is an affiliate of us and TSSC. Several of the TST portfolios are underlying investment options for the policies. TAM has entered into a revenue sharing agreement with us under which we receive a portion of the advisory fees that TST pays to TAM, net of sub-advisory fees and certain expenses of TAM. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may receive more revenue sharing from TAM than we would if a sub-adviser for a TST portfolio is not affiliated with us. A variety of financial and accounting methods may be used by TAM to allocate resources and profits to us. Such payments or arrangements may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who allocate net premiums and policy values to the TST portfolios. These payments or arrangements may take the form of internal credits and/or cash payments.

For further details about the compensation payments we make in connection with the sale of the policies, see Distribution in this prospectus.

Addition, Deletion or Substitution of Portfolios

We do not control the portfolios. For this reason, we cannot guarantee that any of the sub-accounts offered under the policy will always be available to you for investment purposes. We reserve the right to make changes in the separate account and in its investments.

We reserve the right to eliminate the shares of any portfolio held by a sub-account. We may also substitute shares of another portfolio or of another investment company for the shares of any portfolio. We would do this if the shares of the portfolio are no longer available for investment or if, in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. New and substituted portfolios may have different fees and expenses and their availability may be limited. To the extent required by the 1940 Act, if we substitute shares in a sub-account to which you have amounts allocated, we will provide you with advance notice and seek advance permission from the SEC. This does not prevent the separate account from purchasing other securities for other series or classes of policies. Nor does it prevent the separate account from effecting an exchange between series or classes of variable policies on the basis of requests made by owners.

In the event of any substitution or change, we may make the changes in the policy that we deem necessary or appropriate to reflect substitutions or changes.

Portfolios Not Publicly Available

Shares of the portfolios are not offered to the public but solely to the insurance company separate accounts and other qualified purchasers as limited by federal tax laws. These portfolios are not the same as mutual funds with very similar names that are sold directly to the public. The performance of such publicly available funds, which may have different assets and expenses, should not be considered as an indication of the performance of the portfolios. The assets of each portfolio are held separate from the assets of the other portfolios. Each portfolio operates as a separate investment vehicle. The income or losses of one portfolio have no effect on the investment performance of another portfolio. The sub-accounts reinvest dividends and/or capital gains distributions received from a portfolio in more shares of that portfolio.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by TLIC, and TLIC may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will compensate us or our affiliates for providing certain administrative, marketing, and support services that would otherwise be provided by the portfolio or its service providers, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the policies. (See "Revenue We Receive".) We have included TST portfolios at least in part because they are advised by our affiliate, TAM, and some of them are sub-advised by our affiliate, Transamerica Investment Management, Inc.

You are responsible for choosing the sub-accounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund's prospectus, statement of additional information and annual and semi/annual reports. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

The portfolios' investment objectives are described below.
The Income & Growth Portfolio of The Alger American Fund - Class O primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend-paying equity securities, such as common or preferred stocks, preferably those which the Manager believes also offer opportunities for capital appreciation.

Investment Adviser - Fred Alger Management, Inc.

The AllianceBernstein Growth and Income Portfolio of the Variable Products Series Fund - Class B seeks long-term growth of capital.

Investment Adviser - AllianceBernstein, L.P.

The AllianceBernstein Large Cap Growth Portfolio of the Variable Products Series Fund - Class B seeks long-term growth of capital.

Investment Adviser - AllianceBernstein, L.P.

The MidCap Stock Portfolio - Initial Shares of the Dreyfus Investment Portfolios seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies, in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index (S&P
400). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of mid-size companies.

Investment Adviser - The Dreyfus Corporation

The Dreyfus Socially Responsible Growth Fund Inc. - Initial Shares seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund under normal circumstances invests at least 80% of its assets in the common stock of companies that in the opinion of fund management meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Investment Adviser - The Dreyfus Corporation

The Appreciation Portfolio - Initial Shares of the Dreyfus Variable Investment Fund seeks long-term capital growth. Its secondary objective is current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies.

Investment Adviser - The Dreyfus Corporation (Fayez Sarofim & Co., sub-adviser)

The Developing Leaders Portfolio - Initial Shares of the Dreyfus Variable Investment Fund seeks capital growth. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of companies Dreyfus believes to be developing leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Based on current market conditions, the portfolio primarily invests in companies with market capitalizations of less than $2 billion at the time of purchase.

Investment Adviser - The Dreyfus Corporation

The Contrafund(R) Portfolio - Service Class 2 of the Fidelity Variable Insurance Products Fund seeks long-term capital appreciation.

Investment Adviser - Fidelity Management & Research Company

The Equity-Income Portfolio - Service Class 2 of the Fidelity Variable Insurance Products Fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500SM Index (S&P 500(R)).

Investment Adviser - Fidelity Management & Research Company

The Index 500 Portfolio - Service Class 2 of the Fidelity Variable Insurance Products Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500(R).

Investment Adviser - Fidelity Management & Research Company (Geode Capital Management, sub-adviser)

The Franklin Small Cap Value Securities Fund - Class 2 of the Franklin Templeton Variable Insurance Products Trust seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies and normally invests primarily in equity securities. The Fund invests mainly in equity securities of companies that the manager believes are undervalued.

Investment Adviser - Franklin Advisory Services, LLC

The Franklin Small-MidCap Growth Securities Fund - Class 2 of the Franklin Templeton Variable Insurance Products Trust seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of small capitalization (small-cap) and mid capitalization (mid-cap) companies.

Investment Adviser - Franklin Advisers, Inc.

The Balanced Portfolio - Service Shares of the Janus Aspen Series seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

Investment Adviser - Janus Capital Management LLC

The Worldwide Growth Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth of capital in a manner consistent with the preservation of capital.

Investment Adviser - Janus Capital Management LLC

The Growth Series of the MFS(R) Variable Insurance TrustSM - Initial Class seeks capital appreciation.

Investment Adviser - MFS Investment Management(R)

The Investors Trust Series of the MFS(R) Variable Insurance TrustSM - Initial Class seeks capital appreciation.

Investment Adviser - MFS Investment Management(R)

The Research Series of the MFS(R) Variable Insurance TrustSM - Initial Class seeks capital appreciation.

Investment Adviser - MFS Investment Management(R)

The Real Return Portfolio - Admin Class of the PIMCO Variable Insurance Trust seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Investment Adviser - Pacific Investment Management Company LLC ("PIMCO")

The StocksPLUS Growth & Income Portfolio - Admin Class of the PIMCO Variable Insurance Trust seeks total return which exceeds that of the S&P 500. Investment Adviser - Pacific Investment Management Company LLC ("PIMCO")

The OpCap Managed Portfolio of the Premier Variable Insurance Trust seeks growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on Oppenheimer Capital's and PIMCO's assessments of the relative outlook for such investments.

Investment Adviser - OpCap Advisors LLC (Oppenheimer Capital LLC/Pacific Investment Management Company LLC ("PIMCO"), sub-adviser)

The OpCap Small Cap Portfolio of the Premier Variable Insurance Trust seeks capital appreciation through a diversified portfolio consisting primarily of securities of companies with a market capitalization under $2 billion at time of purchase.

Investment Adviser - OpCap Advisors LLC (Oppenheimer Capital LLC, sub-adviser)

The Asset Allocation Conservative Variable Portfolio of the Transamerica Series Trust - Initial Class seeks current income and preservation of capital.

Investment Adviser - Transamerica Asset Management, Inc.; Portfolio Construction
Manager: Morningstar Associates, LLC

The Asset Allocation Growth Variable Portfolio of the Transamerica  Series Trust
- Initial Class seeks capital appreciation and current income. Investment Advisor - Transamerica Asset Management, Inc.; Portfolio Construction Manager:
Morningstar Associates, LLC

The Asset Allocation Moderate Growth Variable Portfolio of the Transamerica Series Trust - Initial Class seeks capital appreciation.

Investment Adviser - Transamerica Asset Management, Inc.; Portfolio Construction
Manager: Morningstar Associates, LLC

The Asset Allocation Moderate Variable Portfolio of the Transamerica Series Trust - Initial Class seeks capital appreciation.

Investment Adviser - Transamerica Asset Management, Inc.; Portfolio Construction
Manager: Morningstar Associates, LLC

The BlackRock Large Cap Value Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term growth of capital.

Investment Adviser - Transamerica Asset Management, Inc. (BlackRock Investment Management, LLC, sub-adviser)

The Capital Guardian Global Variable Portfolio of the Transamerica Series Trust -Initial Class seeks to provide long-term growth of capital and income.

Investment Adviser - Transamerica Asset Management, Inc. (Capital Guardian Trust Company, sub-adviser)

The Capital Guardian Value Variable Portfolio of the Transamerica Series Trust - Initial Class seeks to provide long-term growth of capital and income through investments in a portfolio comprised primarily of equity securities of U.S. issuers and securities whose principal markets are in the United States (including American Depository Receipts ("ADRs") and other U.S. registered foreign securities).

Investment Adviser - Transamerica Asset Management, Inc. (Capital Guardian Trust Company, sub-adviser)

The Clarion Global Real Estate Securities Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term total return from investments primarily in equity securities of real estate companies. Total return will consist of realized and unrealized capital gains and losses plus income.

Investment Adviser - Transamerica Asset Management, Inc. (ING Clarion Real Estate Securities, sub-adviser)

The Transamerica Convertible Securities Variable Portfolio of the Transamerica Series Trust - Initial Class seeks maximum total return through a combination of current income and capital appreciation.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management, LLC, sub-adviser)

The Transamerica Equity Variable Portfolio of the Transamerica Series Trust - Initial Class seeks to maximize long-term growth.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management, LLC, sub-adviser)

The Federated Market Opportunity Variable Portfolio of the Transamerica Series Trust - Initial Class seeks total return by investing in securities that have defensive characteristics. (These are securities that appear to have a low probability of significant price decline relative to the overall equity market. They also will, in the sub-adviser's view, generally have a comparatively low volatility in share price relative to the overall equity market).

Investment Adviser - Transamerica Asset Management, Inc. (Federated Equity Management Company of Pennsylvania, sub-adviser)

The Transamerica Growth Opportunities Variable Portfolio of the Transamerica Series Trust - Initial Class seeks to maximize long-term growth.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management LLC, sub-adviser)

The JPMorgan Mid Cap Value Variable Portfolio of the Transamerica Series Trust - Initial Class seeks growth from capital appreciation. This portfolio is no longer available for new net premiums or transfers.

Investment Adviser - Transamerica Asset Management, Inc. (JP Morgan Investment Management, Inc., sub-adviser)

The Marsico Growth Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term growth of capital

Investment Adviser - Transamerica Asset Management, Inc. (Columbia Management Advisors, LLC, sub-adviser)

The Transamerica Money Market Variable Portfolio of the Transamerica Series Trust - Initial Class seeks to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management, LLC, sub-adviser)

The PIMCO Total Return Variable Portfolio of the Transamerica Series Trust - Initial Class seeks maximum total return consistent with preservation of capital and prudent investment management.

Investment Adviser - Transamerica Asset Management, Inc. (Pacific Investment Management Company LLC ("PIMCO"), sub-advisor)

The Transamerica Science & Technology Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term growth of capital.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management, LLC, sub-adviser)

The Transamerica Templeton Global Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term growth of capital.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management & Templeton Investment Counsel, LLC, sub-advisers)

The Third Avenue Value Variable Portfolio of the Transamerica Series Trust - Initial Class seeks long-term capital appreciation.

Investment  Adviser  -  Transamerica   Asset  Management,   Inc.  (Third  Avenue
Management LLC, sub-adviser)

The Transamerica U.S. Government Securities Variable Portfolio of the Transamerica Series Trust - Initial Class seeks to provide as high a level of total return as is consistent with prudent investment strategies by investing under normal conditions at least 80% of its assets in U.S. Government debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored entities.

Investment   Adviser  -  Transamerica  Asset  Management,   Inc.   (Transamerica
Investment Management, LLC, sub-adviser)

The Van Kampen Mid-Cap Growth Portfolio of the Transamerica Series Trust - Initial Class seeks capital appreciation.

Investment Adviser - Transamerica Asset Management, Inc. (Van Kampen Asset Management, Inc., sub-adviser)

The Core Plus Fixed Income Portfolio of the Van Kampen Universal Institutional Funds - Class 1 seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

Investment Adviser - Van Kampen*

The Emerging Markets Equity Portfolio of the Van Kampen Universal Institutional Funds - Class 1 seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.

Investment Adviser - Van Kampen*

The High Yield Portfolio of the Van Kampen Universal Institutional Funds - Class 1 seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of high yield securities.

Investment Adviser - Van Kampen*

The International Magnum Portfolio of the Van Kampen Universal Institutional Funds - Class 1 seeks long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries.

Investment Adviser - Van Kampen*

* Morgan Stanley Investment Management Inc., which does business in certain instances using the name Van Kampen, serves as the investment adviser to these UIF Portfolios.


VOTING RIGHTS

Transamerica is the legal owner of all portfolio shares held in each sub-account. As the owner, we have the right to vote the shares at the portfolios' shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from policy owners whose policies' accumulation values include units of the sub-account. If the federal securities laws or regulations governing the voting of portfolio shares change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares are related to the policies.

Currently, we provide each policy owner with amounts allocated to a sub-account with proxy materials and voting instructions applicable to the portfolio that corresponds to that sub-account. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote our shares held in the separate account that do not relate to the policies in the same proportion as all of the instructions we received for the sub-account. Therefore, because of proportional voting, a small number of policy owners may control the outcome of a vote.

We will compute the number of votes that a policy owner may instruct on the record date established for the portfolio. This number is equal to A divided by B, where:

A is the amount of accumulation value of the owner's policy invested in the sub-account; and

B is the net asset value of one share of the portfolio in which the assets of the sub-account are invested.

We may disregard any voting instructions that policy owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. Our disapproval of a change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or is otherwise improper under the portfolios' objectives and purposes. If we do disregard voting instructions, we will include a summary of that action and reasons for it in the next report to policy owners.


THE POLICY

Depending on the state of issue, your policy may be an individual policy or a certificate issued under a group policy. The policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the policy issued and the general policy description contained in this prospectus because of requirements of the state where your policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific policy features will be described in your policy.

Owner

The insured is the owner unless another owner has been named in the application or in a supplemental agreement filed with us in accordance with the policy. As owner, you are entitled to exercise all rights granted under the policy while the insured is alive. If the owner is an individual other than the insured, and dies before the insured, the rights of the owner belong to the executor or administrator of the owner's estate, unless the policy provides otherwise. If the owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

If ownership of the policy is shared by more than one person, all such persons must sign each written request to exercise any right under the policy. The telephone access privilege may be exercised by any one person who shares ownership, or by your registered representative.

You may change the owner while the insured is alive by notifying us in a form and manner acceptable to us. The change will not be effective until we record it at our Administrative Office. The written consent of any irrevocable beneficiary will be required.

You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for the adequacy of any assignment. However, if you file an assignment with us and we record it at our administrative office, your rights and those of any revocable beneficiary will be subject to it. The written consent of any irrevocable beneficiaries will be required.

Beneficiary

If the insured dies while the policy is in force, we will pay the death benefit to the beneficiary. You select the beneficiary on the application and may change the beneficiary at a later date. If the beneficiary is a partnership, we will pay the death benefit to the partnership as it exists on the date the insured dies.

To the extent allowed by law, no death benefit will be subject to the claims of the beneficiary's creditors or to any legal process against the beneficiary.

If any beneficiary dies before the insured, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured, or within 30 days after the insured, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interests of all designated beneficiaries have ended when the insured dies, we will pay the death benefit to you, as owner. If you are not living at that time, we will pay the death benefit to your estate.

You may change the beneficiary while the insured is alive by sending us written notice. The change will not be effective until we record it at our Administrative Office. Even if the insured is not living when we record the change, the change will take effect as of the date it was signed. However, any benefits we pay before we record the change will not be subject to the change. An irrevocable beneficiary may not be changed without the written consent of that beneficiary.

Modifying the Policy

Any modification or waiver of our rights or requirements under the policy must be in writing and signed by our President or a Vice President, together with our Secretary. No agent may bind us by making any promise not contained in the policy.

Among other rights we have in connection with the policy, we may:

o modify the policy to ensure that the death benefit is never less than the amount required to maintain the policy's qualification as a life insurance policy; and

o make any changes or substitutions to the investment options of the Separate Account, make any changes to the fixed account accumulation options, operate the Separate Account as a management company under the Investment Company Act of 1940, or de-register the Separate Account if registration is no longer required.

We may notify you if we make any of the above-mentioned modifications. If we modify the policy, we will make appropriate endorsements to the policy as may be necessary.

Application for a Policy

We offer policies to proposed insureds who are between the ages of 0 and 80. After receiving a completed application at our administrative office, we will begin underwriting to decide the insurability of the proposed insured. We may require medical examinations and other information before deciding insurability. We issue a policy only after underwriting has been completed. We may reject an application that does not meet our underwriting standards.

If we approve the application, we will place the insured into one of four underwriting classes:

o        Preferred non-smoker (ages 0-80)
o        Preferred smoker (ages 16-80)
o        Standard non-smoker (ages 0-80)
o        Standard smoker (ages 16-80)

Additional adjustments for extra ratings due to increased mortality risk may apply to persons classified into the standard underwriting classes.

If a face increase is requested on the policy, the face increase will also be subject to our underwriting requirements and review. No face increase amount will be effective until we have completed our underwriting review and have approved the face increase amount. We will assign the insured to one of the four underwriting classes for the face increase amount approved. Additional adjustments for extra ratings may apply for an insured placed into one of the standard underwriting classes for the face increase amount approved.

An insured may be classified into different underwriting classes and be assigned different extra ratings on the base policy and on each layer, respectively.

The underwriting class assigned to the insured affects the monthly deductions for the policy. The monthly deductions and surrender charges for a policy are based on the insured's underwriting class, among other factors. Generally, our rates are lowest for preferred non-smokers.

We also assess lower monthly expense charges per thousand for policies with higher face amounts of coverage on the insured. We offer the following bands for face amounts of coverage on the insured:

o        $25,000 - $99,999
o        $100,000 - $249,999
o        $250,000 - $499,999
o        $500,000 - $999,999
o        $1,000,000 - $2,999,999
o        $3,000,000 - and above

The band for a policy is generally determined based on the total face amount for the base policy plus all layers on the policy, plus any additional coverage provided under the supplemental coverage rider or rider layer. Changes in band due to face amount increase or decrease will be applied prospectively for monthly deductions which become due on or after the effective date of the face amount increase or decrease.

If requested, we may agree to determine the band for two or more policies by using the aggregate face amount of all the policies involved. The band determined in this fashion will apply to each of the policies and will not change in the future due to changes in the face amount of any of the policies. Generally, we will agree to determine the band for these policies in this fashion when the applications are submitted to us at the same time, for the same insured, and, except for special ownership or beneficiary designations, the total coverage would otherwise be able to be issued as a single policy.

We may agree to use different underwriting requirements to assess applications which are part of a multi-life group case. Generally, such groups will consist of 10 or more individuals with a common employer and will consist of annual planned premiums, in aggregate for the group, of $100,000 or more. Since the underwriting requirements generally will be more limited for applications under a qualifying group, we may also restrict the underwriting classes we will assign to policies under the group that we approve.

Premium with Application: Under certain circumstances, you may make a payment at the time of application, subject to our rules. Under our current underwriting rules, you may make a payment at the time of application if: (1) the proposed insured is between the ages of 16 and 75; (2) the amount applied for under the application does not exceed $1,000,000; and (3) the proposed insured has not been treated for or experienced, within the last 12 months, any disorder of the heart, stroke, or other vascular disease, cancer, or HIV infection. We may refuse to accept initial payments with the application for other situations.

Conditional Coverage: If you make an initial payment in an amount at least equal to the full first premium for the mode of payment selected in the application (at least two monthly premiums for Monthly Pre-Authorized Withdrawal Plan), we will issue a conditional receipt which may provide fixed conditional insurance, but not until after all its conditions are met. Such conditional insurance will take effect as of the effective date, but only so long as all of the following conditions are met:

o    The   payment   made  with  the   application   must  be  received  at  our
     administrative office within the lifetime of the proposed insured and honored on first presentation for payment;

o Part 1 and part 2 of the application, and all medical examinations, tests, screenings and questionnaires required by the company are completed and received at our administrative office;

o As of the effective date, all statements and answers given in the application (both Parts) must be true and complete; and

o The company is satisfied that, at the time of completing Part 1 and Part 2 of the application, each person to be covered was insurable at any rating under the company's rules for insurance on the plan applied for and in the amount and at the Nicotine Classification applied for.

Effective Date: Conditional insurance may become effective as of the date of completing Part 1 of the application, the date of completing Part 2 of the application, or the date requested in the application, whichever is latest, but only after all the conditions to conditional coverage described above have been met.

60-Day Limit of Conditional Coverage: If the company does not approve and accept the application for insurance within 60 days of the date you signed the Part 1, the application will be deemed to be rejected by the company, and there will be no conditional insurance coverage. In that case, the company's liability will be limited to returning any payment you have made. The company has the right to terminate conditional coverage at any time prior to 60 days by mailing a refund of the payment made.

Dollar Limits of Conditional Coverage: After all conditions are met, the aggregate amount of fixed conditional insurance provided by the conditional receipt generally will be limited to the lesser of the amount applied for or (a) $1,000,000 if the proposed insured is age 16 to 65 and is insurable at the standard or better class of risk; or (b), $400,000 if the proposed insured is age 66 to 75 and insurable at the standard or better class of risk; or (c) $100,000 for a class of risk with extra ratings regardless of age


No Conditional Coverage if Conditions Not Met or Death Occurs from Suicide: If one or more of the conditions for conditional insurance have not been met exactly, or if a proposed insured dies by suicide or intentional self-inflicted injury, while sane or insane, the company will not be liable and there will be no conditional insurance.

The terms for conditional insurance may vary by jurisdiction.

You do not need to pay an initial payment at the time of application. If we approve the application, you will need to pay us the minimum initial premium for the policy before any coverage under the policy will be in effect.

Minimum Initial Face Amount

We will generally issue a policy only if it has a face amount of basic coverage of at least $25,000.

Life Insurance Qualification

In order for a policy to qualify as a life insurance contract under Code Section 7702, it must satisfy either one of two tests. At the time of application, you must choose either the cash value accumulation test or the guideline premium test. After the policy is issued, you cannot change your election. This election will apply to the base policy, any layers, and any supplemental coverage under the supplemental coverage rider or rider layers.

Cash Value Accumulation Test: Under the cash value accumulation test, the accumulation value may not at any time exceed the net single premium. The net single premium is the one payment that you would need to pay as of the policy date in order to fund future benefits, assuming guaranteed charges and 4% net interest. If the accumulation value is ever greater than the net single premium, the death benefit will be increased by multiplying the policy's accumulation value by the death benefit factors for the policy at the insured's attained age. The death benefit factors are included in the policy and can be found in APPENDIX B. The factors vary by the insured's sex and attained age. The increase in death benefit may be temporary, based on changes in the death benefit factor and/or accumulation value. Under the Premium Limitations provision, we may refuse to accept certain premium payments that would cause the death benefit to increase.

Changes to the terms or benefits under the policy may require a redetermination of the net single premium for the policy. The net single premium may increase or decrease as a result. If the change is a reduction in benefits during the first 15 policy years, a distribution from the policy may be required to maintain qualification as a life insurance contract for tax purposes. The required distribution may be taxable in whole or in part.

Guideline Premium Test. Under the guideline premium test, the sum of premiums paid into the policy, minus the total of all premium refunds and partial withdrawals, excluding surrender penalties, taken from the policy, may not at any time exceed the guideline premium limitation as of such time. The guideline premium limitation is, as of any date, the greater of:

o        the guideline single premium; or

o        the sum of the guideline level premiums to such date.

The guideline premium test also requires a life insurance policy to meet minimum ratios of life insurance coverage to accumulation value. This is achieved by ensuring that the death benefit is at all times at least equal to the minimum death benefit. The minimum death benefit on any date is the accumulation value on that date times the applicable death benefit factor for the insured's attained age. The death benefit factors are shown in APPENDIX B. These factors vary by attained age but not by the insured's sex.

If total premiums paid as of the end of a policy year exceed the guideline premium limits under the policy, we will refund any excess premiums paid during such year with interest, not later than 60 days following the end of the policy year in which the excess premiums are paid.

Changes to the terms or benefits under the policy may require adjustment of the guideline premium limitations. The change may cause an increase or a decrease in the guideline premium limits. In addition, if the change is a reduction in benefits during the first 15 policy years, a distribution from the policy may be required to maintain qualification as a life insurance contract for tax purposes. The distribution may be taxable in whole or in part. These changes may include:

o    a change in the face amount;

o    a change in death benefit option resulting in a change in the face amount;

o    partial withdrawals;

o improvement in risk class assigned to the insured, but not changes from smoker to non-smoker status; and

o addition, change or non-scheduled termination of supplemental benefits provided through riders.

Differences Between the Tests. The cash value accumulation test and the guideline premium test differ as follows:

o The guideline premium test limits the amount of premium you may pay into your policy, while the cash value accumulation test does not. Premiums paid into the policy, however, remain subject to the Premium Limitations provision.

o The death benefit factors differ between the two tests. Generally, required increases in the death benefit due to increases in the accumulation value will be greater under the cash value accumulation test. This also means that increases in accumulation value are more likely to increase the net amount at risk and, therefore, the amount of the monthly deductions for the cash value accumulation test compared to the guideline premium test. Generally, this means your accumulation value may grow more slowly under the cash value accumulation test.

o If you wish to pay premiums in excess of the guideline premium limitation and do not wish to increase the face amount or add supplemental coverage, you should elect the cash value accumulation test. If you do not wish to pay premiums in excess of the guideline premium limitation, or if you do not want to reflect increases in accumulation value to as large an extent in the minimum death benefit, you should consider choosing the guideline premium test.


Conversions of Term Life Insurance
Policies

Owners of convertible term life insurance policies issued by us may convert their term insurance coverage to coverage under a TransAccumulator VUL policy without providing new evidence of insurability, within limits. Conversions are subject to the provisions of any conversion option attached to the term life insurance policy or to any change of plan option attached to certain term-like insurance policies, and certain term policies may not be convertible to TransAccumulator VUL. We may not allow conversions to TransAccumulator VUL policies from term policies issued after certain dates. Generally, a conversion option permits an owner of a term life insurance policy to replace the term life insurance coverage with up to an equal amount of life insurance coverage issued under a TransAccumulator VUL policy if the conversion occurs before the insured reaches a specified age. The TransAccumulator VUL policy would be issued on the same insured at the same underwriting class, if available under the TransAccumulator VUL policy, as on the term policy, without the insured providing new evidence of insurability. Requests for a change in underwriting class or other changes generally will require submission to us of new evidence of insurability. We may discontinue allowing conversions to TransAccumulator VUL at any time and without advance notice.

Guaranteed Exchange Option

Under the Guaranteed Exchange Option, you have a right to exchange your current TransAccumulator VUL policy for a fixed policy offered by us. The exchange must be to an adjustable life insurance policy on a form designated by us for such purpose. Under this option, you would terminate your coverage under the current policy in exchange for equal coverage under a fixed policy not offering sub-accounts. You may exercise this option at any time before the 20th policy anniversary or the policy anniversary nearest age 95, whichever comes first, if all of the following conditions are met:

o    the insured is living;

o    the current policy does not have any outstanding loans; and

o    monthly deductions are not being waived under a Waiver Provision Rider; and

o the death benefit under the policy is not being maintained under a no-lapse option.

The minimum initial premium for the new policy will be equal to:

o the cumulative total of any required premiums applicable for the number of years that the current policy was in force; minus

o    the total accumulation value transferred to the new policy.

Supplemental Adjustable Life Insurance
Rider

Subject to our approval, you may request additional coverage under the supplemental adjustable life insurance rider. This is optional coverage. If you want this coverage, it may be added in association with the base policy at the time the policy is issued. It may also be added in association with a layer at the time a layer is issued. The effective date of the supplemental coverage segment will be the policy date or the layer date for the associated basic coverage segment.

The benefit to you of adding supplemental coverage under the rider rather than adding additional basic coverage is that your accumulation value may grow more quickly under the rider coverage. Currently, the administrative charge deducted from premiums allocated to supplemental coverage is 3.60% of such premiums. During the first ten years of coverage, therefore, the administrative charge we assess on premiums each year up to target amounts is less under the supplemental coverage rider or rider layer than under the base policy or layer. The net premiums credited to the accumulation value of the base policy or layer are higher under these circumstances for premiums allocated to supplemental coverage compared to the same premium amount allocated to basic coverage with the same target amount. Currently, we do not assess any monthly expense charge per thousand for supplemental coverage. These charges are lower than the equivalent charges for basic coverage. Because the charges are lower, more accumulation value is available on your policy which may allow your total accumulation value to grow faster using supplemental coverage for part of your insurance coverage.

In considering supplemental coverage, however, you also need to be aware that the surrender penalty period is longer for the rider than for basic coverage. The surrender penalty period for the rider is the first 16 rider or rider layer years while the surrender period for the base policy and each layer is 12 policy or layer years.

Also, if the rider is added to your policy, you bear the risk that:

o We will increase the administrative charge deducted from premiums allocated to the rider coverage to the maximum amounts permitted under the rider; and

o We will increase the monthly expense charge per thousand to the maximum charges permitted under the rider.

The maximum administrative charge during the first ten rider or rider layer years is higher for premiums up to target amounts per year for premiums allocated to the rider compared to premiums allocated to basic coverage. The maximum monthly expense charge per thousand is higher for the rider compared to the basic coverage for the same insured and the same face amount.

The supplemental adjustable life insurance rider may only be added to the policy at the time of policy issue or at the time a layer is added to the policy. The rider may only be added in association with the approval of basic coverage on the policy. The class of risk assigned to the insured for the base policy also applies to the insured for supplemental coverage associated with the base policy. The class of risk assigned to the insured for a layer also applies to the insured for supplemental coverage associated with the layer. The ratio of supplemental coverage to basic coverage does not need to be the same for the base policy and each layer. You may request supplemental coverage on the base policy but not on a layer, or vice versa. Once issued, the ratio of basic coverage and supplemental coverage on the base policy or on a layer will not change. You may not increase or decrease coverage under the rider separately from increases or decreases in the associated basic coverage on the base policy or layer, as applicable.

Effective Date of Coverage

Except as otherwise provided under the terms of the conditional receipt, no insurance coverage is provided under the policy until after we approve the application and:

o        the minimum initial premium is paid to us; and

o        the policy is delivered to you while:

a) the insured is alive and in good health; and

b) the statements and answers in the application continue to be true and complete.

Policy Date

The policy date is the date from which insurance coverage is provided under the policy, subject to the conditions noted above. We take monthly deductions from the policy for the period starting with the policy date.

Generally, except when you request and we approve backdating a policy, the policy date will be:

o not later than two calendar days after we approve the application if you submitted the initial premium with the application and the policy is issued without delivery requirements; or

o the date you accept the policy and pay us the initial premium, if you did not submit the initial premium with the application and/or we issued the policy subject to satisfactory completion of delivery requirements.

In the latter situation, when we receive the initial premium and any delivery requirements, we will amend the policy date as originally issued. The amended policy date will be the date on which the policy was delivered to you and you had completed any delivery requirements and/or paid over to our agent the required initial premiums. We will not amend the date forward beyond that date which would cause the insured to be a year older for purposes of determining monthly deductions.

Backdating a Policy

If you request, we may backdate a policy by assigning a policy date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

Generally, backdating of layers is restricted to certain situations involving the exercise of an option under the Guaranteed Insurability Rider or under the Option for Additional Insurance, where the option is exercised within 31 days after a policy anniversary.

Monthly deductions are based in part on the age of the insured at issue or on the layer date, if applicable. Generally, monthly deductions are less at a younger age. We will deduct monthly deductions for the period that the policy or layer is backdated. This means that, while the monthly deduction may be lower than what would have applied had we not backdated the policy or layer, you will be paying for insurance during a period when the policy or layer was not in force.

Reallocation Date

When we approve and issue a policy, we establish a reallocation date for that policy. Currently, the reallocation date is 25 calendar days from the date we approve the policy for issue.

Before the reallocation date, any portion of net premiums you wish to allocate to the sub-accounts will be allocated initially to the money market sub-account. Any portion of the net premiums you elected to allocate to the fixed account will be allocated directly to the fixed account. On the reallocation date, the value of those net premiums initially allocated to the money market sub-account will be reallocated to the sub-account options you elected on your application or subsequent premium allocation election.

Net premiums credited to your policy on or after the reallocation date will be allocated to the fixed account and to your elected sub-account options directly, based on your most recent premium allocation election.

To the extent that state law or regulation governing your policy requires that amounts initially allocated to the money market sub-account cannot be reallocated until a date later than the reallocation date, we will not transfer values from the money market sub-account to your elected sub-accounts, or allow direct allocation of net premiums to those elected sub-accounts, until the date provided under such state law or regulation.

Free Look Period

The policy provides for a free look period. You have the right to examine and cancel your policy by returning it to us or to one of our representatives within 10 days after you receive the policy, or a longer period as required by state law for replacement policies or for other reasons.

If you exercise the free look option, we will void the policy and refund an amount equal to:

o the net cash value of the policy on the valuation date we receive your request to cancel your policy in good order at our administrative office; plus

o any fees or other charges deducted from premiums paid or from accumulation values. Such fees and charges include administrative charges, monthly deductions and surrender penalties.

If your policy provides for a full refund as required by state law, your refund will be the total premiums paid to the policy. Any carryover loan amount accepted by us under an IRC Section 1035 Exchange is not considered a premium for this purpose. We may delay a refund of any payment made by check until the check has cleared your bank.

Transfers

After the end of the free look period and after the reallocation date, you may transfer amounts between or among the investment options available. Your request must be in a form and manner acceptable to us. You may also exercise your telephone access privilege. Each transfer will be subject to our transfer rules in effect at the time the transfer is made. We may set rules specifying, among other things:

o        the minimum and maximum amounts you may transfer; and
o        how frequently you may make transfers.

Different rules may apply to different investment options.

Except with our consent, transfers from the fixed account will be limited as follows:

o    at least 90 days must elapse between transfers from the fixed account; and

o the maximum amount which may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account, not including the loan account, or the amount of the last transfer from the fixed account.

These limitations do not apply to transfers from the loan account due to loan repayments. Additionally, during the one month period beginning on a policy anniversary (or, if earlier, the one-month period beginning on the date you repay your loan in full), you may transfer any portion of the prior policy year's interest credited with respect to outstanding loans from the fixed account to the sub-accounts. Thereafter, transfers of such interest earnings from the fixed account will be subject to the limits noted above. Interest earned with respect to outstanding loans during a policy year may not be transferred from the fixed account until the following policy anniversary or, if earlier, the date the outstanding loan is fully repaid.

We will make the transfer on the day we receive your transfer request in good order at our administrative office. If the day we receive your transfer request is not a valuation date, we will make the transfer on the next following valuation date.

You may not transfer amounts between the base policy and/or layers.

You will not be charged for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge up to $25 for each additional transfer. Currently, we do not impose a charge on transfers that exceed 18 in a policy year.

Any transfer fee will be deducted from the amount that you are transferring. The transfer fee will be allocated between or among the investment options from which the amount is being transferred in proportion of A divided by B, where:

A    is the amount transferred from an investment option; and

B is the total amount transferred from all investment options.

The following transactions do not count toward the first 18 transfers during a policy year and will not be charged a transfer fee:

o Transfers made on the reallocation date from the money market sub-account to other sub-accounts.

o        Transfers to or from the loan account.

o Transfers under the dollar cost averaging or automatic account rebalancing options.

o Transfers we may make after we receive notice of the insured's death.

o Transfers due to material changes in the separate account or one or more of the portfolios in which a sub-account invests.

You may apply for automatic transfers under either the dollar cost averaging, or DCA, option or the automatic account rebalancing, or AAR, option by submitting your written request to our Administrative Office. You may cancel your election of an option by written request or by exercising your telephone access privilege at any time with regard to future transfers.

Disruptive Trading and Market Timing

Statement of Policy: This variable universal life insurance ("VUL") policy was not designed for the use of market timers or other investors who make programmed, large, frequent or short-term transfers, or engage in other types of disruptive trading. Such transfers may be disruptive to the underlying portfolios and increase transaction costs.

Market timing and disruptive trading among the sub-accounts or between the sub-accounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying portfolios). These risks and harmful effects include:

(1) dilution of the interests of long-term investors in a sub-account if purchases or transfers into or out of an underlying portfolio are made at prices that do not reflect an accurate value for the underlying portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");

(2) an adverse effect on portfolio management, such as:

     (a) impeding a portfolio manager's ability to sustain an investment objective;

     (b) causing the underlying portfolio to maintain a higher level of cash than would otherwise be the case; or

     (c) causing an underlying portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying portfolio; and

 (3) increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those sub-accounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which may vary for certain sub-accounts at the request of the underlying portfolios), and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not purchase a VUL policy from us if you intend to conduct market timing or potentially disruptive trading.

Detection: We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying portfolio will not suffer harm from market timing and disruptive trading among sub-accounts of variable products issued by these other insurance companies or retirement plans.

Deterrence: If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction. As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We currently consider only transfers by telephone, fax, or overnight mail to be "expedited transfers," but we could decide to treat other forms of communication as expedited transfers. This means that we would accept only written transfer requests with an original signature transmitted to us by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying portfolio's operations, or (2) if an underlying portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case by case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer within two days if an underlying portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more VUL policies that we believe are connected.

In addition to our internal policies and procedures, we will administer your VUL policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying portfolios.

Under our current policies and procedures, we do not:

o        Impose redemption fees on transfers;

o Expressly limit the number or size of transfers in a given period except for certain sub-accounts where an underlying portfolio has advised us to prohibit certain transfers that exceed a certain size.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this VUL policy, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. And, while the policy's provisions give us the right to set and change various rules regarding transfer privileges, including, but not limited to, the amounts that may be transferred, the frequency of such transfers, and the acceptable form and manner in which transfers may be requested, these restrictions may not always be effective to prevent market timing or disruptive trading. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate to: (1) better detect and deter market timing or other harmful trading that may adversely affect other VUL policy owners, other persons with material rights under the policy, or underlying fund shareholders generally, (2) comply with state or federal regulatory requirements, or (3) impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the VUL policy. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying portfolio.

Underlying Portfolio Frequent Trading Policies: The underlying portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying portfolios and the policies and procedures we have adopted for the VUL policies to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners' transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our VUL policies should assume that any protection they may have against potential harm from market timing or disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our VUL policies to discourage market timing and disruptive trading.

Policy owners should be aware that upon our receipt of a written request from any of the underlying funds or their designees, we will be required to provide the funds with certain information about you and your activities in and out of one or more of the funds' portfolios. In addition, the funds may require us to restrict or prohibit your purchases and exchanges of shares of a specified portfolio if the funds identify you as violating the frequent trading policies established for that portfolio.

Omnibus Order: Policy owners and other persons with material rights under our VUL policies also should be aware that the purchase and redemption orders received by the underlying portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying portfolio shares, as well as the owners of all of the variable annuity or variable life insurance policies, including ours, whose variable investment options correspond to the affected underlying portfolios. In addition, if an underlying portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Dollar Cost Averaging or DCA

This option allows you to systematically transfer a set dollar amount from the money market sub-account on a monthly, quarterly, or semi-annual basis to one or more other sub-accounts.* The DCA option is designed to reduce the risk of your purchasing units only when the price of the units is high, but you should carefully consider your financial ability to continue the option over a long enough period of time to purchase units when their value is low as well as when it is high. The DCA option does not assure a profit or protect against a loss. The DCA option will terminate automatically when the value of your money market sub-account is zero.

There is no additional charge for electing the DCA option. Transfers to the fixed account are not permitted under the DCA option. We reserve the right to terminate the DCA option at any time and for any reason.

* New net premiums or transfers may no longer be allocated to the Transamerica JPMorgan Mid Cap Value VP sub-account.

All DCA transfers are subject to the following requirements:

o You must specify the sub-accounts to which you want to transfer amounts from the money market sub-account, the set dollar amount you want to transfer from the money market sub-account and the set amount you want to transfer into specified sub-accounts, the frequency of the scheduled transfers and the date you want the transfers to begin.

o The date that you want the transfer to begin may not be:

a) before the end of the free-look period or the reallocation date; or

b) less than one month after the date the initial premium was allocated to your policy.

o You must have at least $1,000 in the money market sub-account on the date of the first transfer.

o The minimum automatic transfer amount from the money market sub-account is $100.

You may choose any date for your initial DCA transfer, subject to the following limitations:

o        The date you choose may not be:

a) a monthly policy date; or

b) the same date as the date you choose for automatic account rebalancing transfers, if you choose that option. We reserve the right to limit further the allowable dates on which DCA transfers may take place.

o The first DCA transfer will be on the date you select if that date is a valuation date. Subsequent DCA transfers will occur at the frequency and on the date you select. If the date you select is not a valuation date, DCA transfers will occur on the next following valuation date. If, however, the value in the money market sub-account is less than the scheduled amount on a scheduled date, no DCA transfer will occur on that scheduled date. If the value in the money market sub-account subsequently increases to an amount at least equal to the scheduled amount, then a DCA transfer will resume on the next scheduled date.

The DCA option will automatically terminate on the earliest of:

o the date the money-market sub-account does not have any accumulation value remaining;

o the date we receive notice of the insured's death at our administrative office;

o    the date the policy lapses;

o    the date the policy is surrendered or terminated; or

o the date you request the termination of the DCA option. Your request must be made in writing or by exercising your telephone access privilege.

We will not process any DCA transfers after the date we receive your DCA termination request at our administrative office. You may submit a new request to recommence DCA transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.

From time to time, we may offer a special Dollar Cost Averaging (DCA) option to new policyholders who meet our then current guidelines for this option. These guidelines include minimum premium amounts required to elect this option. Generally, the option will allow the policyholder to allocate the policy's initial net premium and/or the net unloaned portion of a rollover under an IRC
Section 1035 exchange to the fixed account, and make scheduled monthly transfers from the fixed account to specified sub-accounts under the rules of this special DCA option. The full amount in the fixed account designated for this option will be transferred from the fixed account to the specified sub-accounts through a maximum of twelve transfers. The interest rate we credit to the fixed account subject to this DCA option may differ from the interest rates we credit on other values in the fixed account that are not eligible for the DCA option.

While this option is in effect on your policy, the Automatic Account Rebalancing
(AAR) option and the regular DCA option will not be available on your policy. Once the special DCA option is terminated, you may then elect the AAR and/or DCA option, subject to our then current rules.

Automatic Account Rebalancing or AAR

Once your net premiums and requested transfers have been allocated among your investment option choices, the performance of each investment option may cause your allocation to shift such that the relative value of one or more investment options is no longer consistent with your overall objectives. Under the AAR option, the accumulation value of the policy eligible for transfers is reallocated among your selected investment options to restore the balances of those options to the allocation percentages you elect on your written request. The accumulation value eligible for transfers is the accumulation value minus any outstanding loans and minus any interest earned with respect to loans during the current policy year if there is an outstanding loan balance on the date of the transfers under the AAR option. The balances will be restored separately on the base policy and on each layer. You may elect to make transfers under the AAR option quarterly, semi-annually, or annually.

There is no additional charge for electing the AAR option. We reserve the right to terminate the AAR option at any time and for any reason. All AAR transfers are subject to the following requirements:

o You must specify the percentages by investment option of the accumulation value eligible for transfer that you want to maintain in the selected investment options, the frequency of the scheduled transfers and the date you want the transfers to begin. The percentages must be whole numbers and must equal 100%.

o The date that you want the transfers to start may not be:

a) before the end of the free-look period or the reallocation date; or

b) less than three months after the date the initial premium was allocated to the policy.

o The minimum automatic transfer amount from an investment option is $5. If the amount of the transfer from an investment option would be less than $5, that transfer from that investment option will not occur.

o We reserve the right to discontinue this option at any time.

You may choose any date for your initial AAR transfer, subject to the following limitations:

o        The date you choose may not be:

a) a monthly policy date; or

b) the same date as the date you choose for DCA transfers, if you choose that option.

We reserve the right to limit further the allowable dates on which AAR transfers may take place.

o The first AAR transfer will be on the date you select if that date is a valuation date. Subsequent AAR transfers will occur at the frequency and on the date you selected. If the date you select is not a valuation date, the first AAR transfer will occur on the next following valuation date.

The AAR option will automatically terminate on the earliest of:

o the date we receive notice of the insured's death at our administrative office;

o    the date the policy lapses;

o    the date the policy is surrendered or terminated; or

o the date you request termination of the AAR option. Your request must be made in writing or by exercising your telephone access privilege.

We will not process any AAR transfers after the date we receive your AAR termination request at our administrative office. You may submit a new request to recommence AAR transfers. However, we may set minimum time periods after the termination date of the previous option election before we allow the new election to become effective.

Telephone Access Privilege

This option allows you or your registered representative, within limits, to:

o    transfer amounts between or among investment options;

o    change your premium allocations;

o    change your monthly deductions allocations; and

o    request a loan, up to limits established by us; by telephone.

The telephone access privilege will automatically apply unless you inform us, in writing, that you do not want this option.

Request for partial surrenders and full surrenders are not permitted under this option.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If more than one person is the owner, the telephone access privilege may be exercised by any one person who is an owner. We will not be liable for any losses due to unauthorized or fraudulent instructions. The procedures we will follow for telephone instructions may include requiring some form of personal identification before acting on such instructions, providing written confirmation of the transaction, and/or tape recording the instructions given by telephone. You, as the owner, bear the risk for results of all transactions initiated through the telephone access privilege.
Telephone transfer privileges between or among investment options is subject to the section titled Disruptive Trading and Market Timing.

DEATH BENEFIT

If the policy is in force on the date the insured dies, we will pay the death benefit to the named beneficiary. The death benefit will be based on the option you choose. If you do not choose a death benefit option, the Option 1 death benefit option will automatically be in effect. We will reduce any death benefit payable by any existing policy debt and by the portion of any grace period premium payment necessary to provide insurance to the date of the insured's death. The amount of the death benefit may also be affected by other provisions such as Misstatement of Age or Sex in the SAI and Partial Surrenders in the prospectus.

The policy is intended to qualify under Code Section 7702 as a life insurance contract for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the policy and any attached endorsement or rider will be interpreted or amended to ensure such qualification, regardless of any language to the contrary. We reserve the right to amend the policy to reflect any clarifications that are needed or appropriate to maintain such tax qualification or to conform the policy to any requirements. We will send you a copy of any such amendment. If you refuse such amendment, you must do so by giving us notice in writing, and your refusal may have adverse tax consequences for you.

To the extent the death benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly deductions or supplemental benefits (retroactively and prospectively) that are consistent with such an increase. We may deduct retroactive adjustments from the accumulation value or from any death benefits payable. Prospective adjustments will be reflected in the monthly deduction.


Proof Of Death

We will pay any death benefit payable because of the death of the insured when we receive due proof of the death of the insured while the policy is in force. When the insured dies, proof of death must be sent to our Administrative Office. We must be notified of the death within a reasonable time, and in no event later than one year after the date of death. We will send appropriate forms to the beneficiary upon request.

Death Benefit Options

There are three death benefit options available under the policy. You choose the desired option in the application. The same death benefit option will apply to the base policy and to each layer, respectively, as well as to any supplemental coverage under the supplemental coverage rider or rider layer. If you do not choose a death benefit option on the application, Option 1 will apply.

You may change the death benefit option by written request, subject to our approval. Changes in the death benefit option:

o generally will be effective on the monthly policy date following the date we approve the change;

o may not increase the net amount at risk, unless we approve the increase based on the insured's evidence of insurability provided to us;

o will incur applicable surrender penalties if the change in option results in a decrease in the face amount;

o may result in changes in the monthly no-lapse premium amounts, target amounts per year and guideline single and guideline level premiums, if you chose the guideline premium test for your policy; any changes will apply prospectively following the change; and

o may result in changes in the monthly deductions, including the monthly expense charge per thousand.

For Option 1 (the level option), the death benefit is the greatest of:
a)       the face amount of the policy on the date of the insured's death;

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

For Option 2 (the plus option), the death benefit is the greatest of:

a) the face amount of the policy on the date of the insured's death, plus the policy's accumulation value on the date of the insured's death;

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

For Option 3 (the plus premium option), the death benefit is the greatest of:

a) the face amount of the policy on the date of the insured's death, plus the excess, if any, of all gross premiums paid over the sum of any partial surrenders, surrender penalty free withdrawals and/or premium refunds; or

b) the death benefit factor multiplied by the policy's accumulation value on the date of the insured's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

The face amount of each coverage segment is included in item (a) for each death benefit option. Each of the following is a coverage segment: (i) the base policy; (ii) each layer; (iii) a supplemental coverage rider; and (iv) each rider layer under a supplemental coverage rider.

The applicable death benefit factors will be based on the insured's age as of the last policy anniversary and, for policies issued using the cash value accumulation test, will also be based on the insured's sex.

We will reduce the death benefit by any existing policy debt and by the portion of any grace period premium payment necessary to provide insurance to the date of the insured's death.

The death benefit options permit you to tailor your policy to your needs.

Option 1 may be the preferable option for you if:

o you want a specified death benefit amount (the face amount of the policy), and

o        you want to minimize your monthly deduction costs.

Under Option 1, the accumulation value generally reduces the net amount at risk. Since portions of the monthly deductions are based on the net amount at risk, Option 1 results in smaller monthly deductions for the same face amount of coverage for the same insured compared to Options 2 and 3.

Option 2 may be the preferable option for you if:

o        you want a death benefit which may increase over time; and

o you want the beneficiary to benefit from the potential investment growth of the policy as well as to receive the face amount of the policy.

Under Option 2, your death benefit is generally the sum of the face amount of coverage and the policy's accumulation value. If the accumulation value increases, your death benefit will also increase. Since the net amount at risk generally remains equal to the face amount of coverage, however, the portions of the monthly deductions based on the net amount at risk will generally be higher than they would be for the same insured under Option 1. Depending on the rate of growth of your accumulation value, the monthly deductions under Option 2 may be higher or lower than they would be under Option 3.

Option 3 may be the preferable option for you if:

o    you want a death benefit which may increase over time; and

o you want the death benefit to return the premium outlay as well as the face amount of the policy.

Under Option 3, your death benefit will increase based on your cumulative premiums paid, reduced by any amounts you withdraw. These increases are not subject to investment return fluctuations. Depending upon the growth of your accumulation value, the portions of the monthly deductions based on the net amount at risk may be higher or lower than those you would be charged under Option 2.

Transfers After Insured's Death

After we receive notice of the insured's death, we may:

o transfer any portion of the accumulation value in any sub-account to our general account; and

o not allow any portion of the accumulation value to be transferred into or to remain in any sub-account.

Settlement Provisions

The net death benefit payable may be paid in a single sum or under one or more of the payment options we are currently offering. Payment options are paid from our general account and are not based on the investment experience of the separate account. These payment options also are available if the policy is surrendered. We will pay the death benefit or surrender proceeds, as applicable, in a single sum; unless we receive an election to receive the applicable benefits under a settlement option.

Option to Change the Face Amount

Increasing the Face Amount: You may request an increase in the face amount of the policy on or after the first policy anniversary if the policy is still in force and the insured is living and no older than age 80. The following conditions apply:

o You must make a written request to us at our administrative office.

o The amount of the increase in basic coverage face amount must be at least $25,000.

o You must submit evidence of insurability satisfactory to us at our administrative office.

o The amount of the increase will be contestable and subject to the suicide limitation for two years after the effective date of the increase.

o    The death benefit option for the layer must be the same as the base policy.

o If the base policy has a Waiver Provision, the layer must also have a Waiver Provision, subject to our underwriting rules.

Subject to our approval, you may request that additional coverage be issued as supplemental coverage under a supplemental coverage rider or rider layer, as applicable. The rider or rider layer will be effective at the same time as the layer, and the ratio of the associated supplemental coverage to basic coverage under the layer will not change over the life of the policy. Please also refer to Supplemental Adjustable Life Insurance Rider in the SAI.

The increase in coverage will be issued as a separate layer on the policy. It will generally be effective on the monthly policy date following the date we approve the increase in face amount. The layer will have its own surrender penalty period for 12 years, beginning on the layer date for the amount of the increase issued as basic coverage and its own surrender penalty period for 16 years, beginning on that same date, for the amount of the increase, if any, issued as supplemental coverage. The change in coverage will cause a change in the net single premium, the guideline single premium, the guideline level premium and the monthly no-lapse guarantee premium. The monthly deductions for that layer will be based on:

o        the face amount and accumulation value of the layer;

o        the insured's sex;

o        the insured's class of risk as of the layer date; and

o        the insured's age at issue.

After the increase, the monthly deductions for the base policy and for the layer will be based on the new total face amount of the policy.

Increasing the face amount may have tax consequences. You should consult a tax adviser before increasing the face amount.

Decreasing the Face Amount: You may request a decrease in the face amount of the policy if all of the following conditions are met:

a) You must make a written request to us.

b) On the request date, the policy must be in force and the insured must be alive.

c) The amount of the reduction in face amount must be at least $25,000.

d) The new face amount may not be less than our published minimum face amount.

The decrease in the face amount will be effective on the monthly policy date next following the valuation date we receive your written request. If we receive your request on a monthly policy date, the request will be effective on the valuation date we receive the request.

The decrease of the face amount may cause a change in the net single premium, the guideline single premium, the guideline level premium, any monthly no-lapse premiums, and the monthly deduction charged. A decrease in the death benefit may also require a distribution that may be taxable in whole or in part. You should consult a tax adviser before decreasing the face amount.

The decrease will be allocated first to the most recent layer, if any. To the extent the decrease exceeds the face amount of the most recent layer, the additional amount of the decrease will be allocated to the next most recent layers in order, and then to the base policy. The decrease amount is further allocated between coverage segments within a layer or the base policy in proportion of the face amounts for each.

The decrease in face amount will be subject to a surrender penalty on the portion of the face amount reduction allocated to a coverage segment during the surrender penalty period for that coverage segment.

We will deduct the surrender penalty from the accumulation values of the base policy and any layers based on the face amount of the decrease allocated to the base policy or the layers. If the surrender penalty for a layer exceeds the accumulation value minus any policy debt for the layer, the excess surrender penalty amount will be allocated to the next most recently added layers, in order, and then to the base policy. After we have allocated the surrender penalty among the base policy and any layers, we will deduct the surrender penalty from your investment options on a pro-rata basis on the date the decrease in face amount is effective. If that date is not a valuation date, we will deduct the surrender penalty amounts on the next valuation date.

The surrender penalty for the coverage segment is equal to A times B divided by C, where:

A is the full surrender penalty for the current policy, layer, rider or rider layer year, as applicable;

B    is the amount of the requested decrease allocated to the coverage segment;

C is the face amount of the coverage segment before the requested decrease.

The face amount decrease will be applied so that the ratio of basic and supplemental coverage segments on any remaining layer total amount or base policy total amount after the decrease will be the same as before the decrease.

If a decrease in face amount reduces a layer's face amount to zero but the layer's accumulation value exceeds zero, we will transfer the remaining accumulation value in the layer to the base policy accumulation value. We will transfer the amounts in each investment option directly to the same investment options in the base policy.

We will issue new policy data pages showing the new face amount. After the decrease, the monthly deductions and any future surrender penalties will be based on the new face amount of the policy.


PREMIUMS

Premiums are payable to Transamerica Life Insurance Company. Premium payments may be made by mail or express delivery to our Administrative Office or through our authorized representative.

The policy will not be in force until you pay the minimum initial premium. Subsequent premiums may be sent to our Administrative Office or you may deliver them to our authorized representative.

After you pay the initial premium, you may make subsequent premiums payments any time and in any amount at least equal to $25, subject to any limitations of the life insurance qualification test you elect and other restrictions in the Premium Limitation provision.

On your application, you may specify an amount and a schedule for planned premium payments you intend to make. You may elect to pay premiums monthly, quarterly, semi-annually, or annually. Monthly and quarterly scheduled premiums may be paid under a pre-authorized withdrawal plan under which you authorize us to process charges against your checking account (or other acceptable account) for the scheduled premiums. Alternatively, you may request that we send you reminder notices of planned premiums on a quarterly, semi-annual, or annual basis. Other schedules and arrangements may be available for groups under certain conditions. You may change your planned premium schedule, or authorize or stop enrollment in the pre-authorized withdrawal plan, at any time by providing us with written notice. Changes will be made effective as soon as practical after receipt of your written notice. You are not required to pay premiums based on the schedule you elect or in the amount you specify, subject to the Grace Period provision of your policy.

We will not accept any premium payments on or after the policy anniversary nearest the insured's 100th birthday.

No-Lapse Guarantee

The policy includes a no-lapse guarantee, subject to state approval. The no-lapse period is the first ten policy years (first 120 policy months). The monthly no-lapse premium amounts are shown in the data pages of your policy. During the no-lapse period, the policy will not be in default and will not enter the grace period even if the monthly deductions are more than the net cash value on a monthly policy date provided the cumulative premium requirement is satisfied as of that monthly policy date.

Cumulative Premium Requirement

In order for the no-lapse guarantee to prevent a default on a monthly policy date, the cumulative premiums paid must equal or exceed the sum of the monthly no-lapse premiums due from the policy date to that date.

Cumulative premiums are:

o        the sum of premiums paid; less

o        any policy debt as of the monthly policy date; less

o any partial withdrawals taken or premiums refunded on or before the monthly policy date.

If the policy contains a Waiver Provision Rider and a disability claim is approved during the no-lapse period, we will exclude the period of time the policy is on waiver from the above calculation. Any waiver of a monthly no-lapse premium is subject to the terms of the policy. The no-lapse period will not be extended. During the no-lapse period, the monthly no-lapse premium will change if any of the following changes occur on your policy:

o    We agree to increase in the face amount;

o    We agree to a decrease in the face amount;

o There is a decrease in the face amount of insurance due to a partial withdrawal;

o    We agree to add, terminate or change a rider;

o    There is a change in the insured's underwriting classification; or

o We agree to a change in the death benefit option.

We will adjust the monthly no-lapse premium prospectively beginning with the date of change. The no-lapse period will not be extended.

If the policy satisfies the cumulative premium requirement and, as a result, the policy is not in default and does not enter the grace period even though the monthly deductions exceed the net cash value on the monthly policy date, the death benefit will be maintained under the no-lapse guarantee provisions. All riders, except the Supplemental Adjustable Life Insurance Rider, the Extended No-Lapse Guarantee Rider and the Waiver Provision Rider may terminate on the date the death benefit begins to be maintained under the no-lapse guarantee provision.

We will continue to take monthly deductions from your accumulation value even if the death benefit is being maintained under the no-lapse guarantee provisions. As a result, the accumulation value and the net cash value could fall below zero.

Premium Limitations

We reserve the right not to accept any premium payment if the premium would immediately increase the difference between the death benefit and the accumulation value. We may also require submission of evidence of insurability to us before accepting such premium payment. If evidence of insurability is required, the premium will be treated as received by us on the valuation date on which we approve the evidence and accept the premium for credit to the policy.

We will accept any premium if failure to do so would cause the policy to enter the grace period before the next policy anniversary. The amount refundable will not exceed the net cash value of the policy.

If the policy is subject to the guideline premium test in order to qualify as a life insurance contract under the Code, the total premiums paid, less any premium refunds, partial surrenders, excluding any surrender penalties, and surrender penalty free withdrawals, may not exceed the greater of:

o        the guideline single premium; or

o        the sum of the guideline level premiums to the date of payment.

As of the end of any policy year, if the premiums paid during such policy year exceed the amount allowable if this policy is to continue to qualify as a life insurance contract under the guideline premium test of Code Section 7702, we will remove the excess amount of premiums paid from the policy, with interest, as of the end of that policy year. We will refund to you this excess amount, including interest, within 60 days after the end of that policy year.

Under both the guideline premium and cash value test provisions, certain changes in benefits or other terms of the contract during the first 15 policy years, including partial surrenders and surrender penalty free withdrawals, may also require distributions to be made from the policy to maintain the qualification of the policy as a life insurance contract for tax purposes. These required distributions may be taxable in whole or in part. These distributions will reduce the total premiums paid for purposes of comparing premiums paid to guideline premium limits.

The amount refundable will not exceed the net cash value of the policy. If the entire net cash value is refunded, we will treat the transaction as a full surrender of your policy.

If we believe any portion of a premium payment will cause a policy to become a Modified Endowment Contract, or MEC, under the tax laws, we will not accept that portion of the premium payment and will immediately notify you. We will refund the excess portion when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

o The premium payment would no longer cause the policy to become a MEC as of the date the refund is to be made; or

o We receive a signed acknowledgment from you before the refund date instructing us to process the premium notwithstanding the tax issues involved.

Alternatively, if the policy owner requests, we may agree to hold all or any portion of a premium for a reasonable length of time until the amount held can be applied to a Policy without causing it to be a MEC.

In the above cases, we will treat the excess premium as having been received on the date the excess premium would no longer create a MEC or the date we receive the signed acknowledgment. We will then process it accordingly. You may submit a written authorization to us with the premium instructing us to apply the premium to the policy even though applying that premium would cause the policy to become a MEC. In that event, we will treat such authorization as the signed acknowledgement noted above and will credit the net premium to the policy according to our regular premium allocation rules.

Continuation of Insurance

If you stop paying premiums, we will continue your policy at the face amount then in effect and with any additional benefits provided by rider, subject to the No-Lapse Guarantee, the Grace Period and the Monthly Deductions provisions.

ALLOCATION OF PREMIUMS

We will allocate premiums among the coverage segments of the base policy and any layers in the same proportion as the target amounts for each. We deduct administrative charges from gross premiums based on the coverage segment to which premiums are allocated before crediting net premiums to the accumulation value of the base policy or the layer.

Allocation of Net Premiums

In the application for your policy, you elect the initial allocation of the net premiums among the investment options. You may allocate net premiums to one or more investment options. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and the combined percentages must total 100%. In the future, we may limit the number of sub-accounts you may invest in. Currently, you may allocate your net premiums among any or all the sub-accounts* and the fixed account. The allocation percentages you elect will apply to all premiums we receive unless you change your premium allocation instructions to us.

* New net premiums or transfers may no longer be allocated to the Transamerica JPMorgan Mid Cap Value VP sub-account.

You may change your premium allocation instructions at any time by sending us a written request or by exercising your telephone access privilege. Any premium allocation change will apply to all premiums we receive on or after the effective date of change. We reserve the right to charge a fee up to $25 for each premium allocation change, but we do not currently charge for allocation change requests. We will deduct any such fee from the accumulation value of the base policy on a pro-rata basis.

Your premium allocation election applies to all net premiums credited to your policy. Separate elections for each coverage segment are not permitted.

If mandated under applicable law, we may be required by the government to freeze access to the contract. This may require us to reject any payments, block your access to the contract value (i.e., disallow any requests for transfers, partial withdrawals, or surrenders), and withhold any death benefit payments until we receive instructions from the appropriate government regulator.

The accumulation value in each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. You should review your allocations of premiums and accumulation value as market conditions and your financial planning needs change.

Initial Premium

The initial net premium will be credited to your policy no later than the second valuation date following the latest of:

o    the date we approve the issuance of the policy;

o    the policy date;

o the date we receive the minimum initial premium at our administrative office; or

o the date we approve the final delivery requirement returned to us, if the policy was issued with delivery requirements.

Delivery requirements are any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all delivery requirements are satisfied.

We may deduct from the initial net premium the amount of the monthly deductions due prior to allocating the remaining net premium to your policy's accumulation value.

Subsequent Premiums

We will credit subsequent net premiums we receive on the date we receive them at our administrative office. If the date we receive a premium is not a valuation date, we will allocate the net premium on the next valuation date.

Crediting of Net Premiums Before
Reallocation Date

If any net premium is credited before the reallocation date, any amounts you elected to allocate to the separate account will be initially allocated solely to the money market sub-account. On the reallocation date, we will reallocate the portion of the accumulation value in the money market sub-account among the sub-accounts that you elected. If the reallocation date is not a valuation date, we will make the reallocation on the next valuation date.

We will allocate any net premium credited to the policy on or after the reallocation date directly to the investment options you elected.


UNITS AND UNIT VALUES

Valuation of Units

We will allocate net premiums and transfers to the sub-accounts you have elected. All net premiums will be allocated according to the Allocation of Net Premiums section above.

Your policy will be credited with a number of units in a sub-account equal to the amounts allocated to that sub-account divided by the value of the applicable unit. The value of the applicable unit will be determined on the day the amount is allocated. If the day we allocate the amount is not a valuation date, the value of the applicable unit will be determined on the next valuation date.

The number of units in a sub-account will remain fixed, unless:

a)   increased by a net premium or a transfer allocated to the sub-account;

b) reduced because of a partial surrender, surrender penalty free withdrawal, surrender penalty, monthly deduction, policy loan, or other charges or fees allocated to the sub-account, or because of a transfer from the sub-account; or

c)   changed by a subsequent split of a unit value.

Any transaction described in b) above will result in the cancellation of a number of units that are equal in value to the amount of the transaction.
On each valuation date, we will value the assets of each sub-account and determine the value of each unit. Valuation is determined as of the close of the regular session of business on the New York Stock Exchange (NYSE) (usually 4:00 p.m., Eastern Time) on each day the exchange is open. Valuation dates are Monday through Friday, except for certain holidays that the New York Stock Exchange is closed. These are Thanksgiving, Christmas, New Year's Day, Washington's Birthday, Good Friday, Martin Luther King, Jr. Day, Memorial Day, 4th of July, and Labor Day.

Unit Values

The unit values for all sub-accounts except the money market sub-account were initially set at $10.00. The unit value for the money market sub-account was initially set at $1.00. The unit value for a sub-account on any subsequent valuation date is equal to:

                                    (A x B)
                                       C
where

A is the number of shares of the underlying portfolio held by the sub-account at the end of the valuation date.

B is the net asset value (NAV) per share of the underlying portfolio as of the end of the valuation date, plus the per share amount of any capital gains or dividends declared on that valuation date.

C is the number of units outstanding as of the end of the prior valuation date.

The unit value may increase or decrease from one valuation date to the next. You bear this investment risk. We reserve the right to change the method we use to determine the unit value, subject to any required regulatory approvals.

If we are required to pay federal taxes on the separate account, we reserve the right to deduct a charge for such taxes. We may reflect the amounts of such charges in the calculation of the unit values.




ACCUMULATION VALUE

Determination of Accumulation Value

The base policy and each layer have separate accumulation values, a portion of which may be available to you by taking a loan, a surrender penalty free withdrawal or partial surrender, or upon surrendering the policy. The accumulation value may affect the amount of the death benefit.

The accumulation value of the base policy at the time the initial premium is accepted is equal to:

o        the initial net premium; minus

o        the monthly deduction(s) that start on the policy date.

The accumulation value of the base policy or a layer on any specified date after the initial premium is allocated to the policy is equal to the sum of:

o        the accumulation values in the separate account; plus

o the accumulation values in the fixed account, including the loan account, for the base policy or layer on that date.

Sub-Accounts

The portion of your accumulation value in sub-accounts to which you have allocated your net premiums or transferred amounts is equal to the value of the units in the sub-accounts credited to your policy times the number of such units.

Fixed Account

Amounts in the fixed account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by us.

Loan Account

Amounts borrowed from the policy are transferred to the loan account. Amounts in the loan account do not vary with the investment performance of any sub-account. Instead, these amounts are part of the fixed account but credited with separate interest rates. The loan account and segregated interest credited with respect to loans is excluded from the value of the policy used to determine pro-rata allocations.

Partial Surrenders

At any time after the end of the free-look period, you may surrender a portion of the policy's value by sending us a written request. We will deduct the surrender amount and any surrender penalty from your investment options on the day we receive your surrender request in good order at our administrative office. If that day is not a valuation date, we will deduct the surrender amount and any surrender penalty from your investment options on the next valuation date.

In any policy year, the maximum amount that you may receive by partial surrender is:

o    the accumulation value of the policy; minus

o any existing policy debt, plus estimated additional interest on existing policy loans to the end of the policy year; minus

o    three times the most recent monthly deductions; and minus

o the greater of $25 or the surrender penalty that would apply for a full surrender of the policy.

If you request an amount larger than the maximum described above, we will treat it as a request for a full surrender.

We will calculate the maximum partial surrender amount for the base policy and each layer in a similar manner.

The amount of the partial surrender will be deducted from the policy's accumulation value. This amount will be deducted from the accumulation value of the base policy and any layers based on the proportion that the maximum partial surrender amount for each bears to the total maximum of the partial surrender amounts available for the base policy and all layers. Within the base policy or a layer, we will allocate the partial surrender amount between the basic coverage segment and any supplemental coverage segment in proportion of the target amount for each.

The amount of a partial surrender that exceeds the amount eligible for a surrender penalty free withdrawal, as described below, will be subject to a surrender penalty. This amount is called the "excess amount." Surrender penalties will apply:

o during the first 12 policy years for the base policy and during the first 12 layers years for a layer on the excess amounts attributed to the basic coverage segment of the base policy or a layer; and

o during the first 16 rider years and during the first 16 rider layer years for a rider layer on the excess amount attributed to the supplemental coverage rider.

We will determine the surrender penalties based on the coverage segments to which we attribute the excess amount. This excess will be attributed first to the most recent layer, if any. To the extent the excess is greater than the face amount of the most recent layer (adjusted for purposes of calculating surrender penalties to reflect the amount of any surrender penalty free withdrawal amount), the remainder will be attributed to the next most recent layers in order, and then to the base policy.

For each coverage segment where the amount attributed equals the face amount, the surrender penalty will be equal to A times B divided by C, below. For each coverage segment to which any lesser amount is attributed, the surrender penalty will be equal to A times B divided by D below, but not more than A times B divided by C. For purposes of these calculations:

A is the amount of the excess attributed to the base policy, layer, or any associated supplemental coverage segment;

B is the coverage segment's surrender penalty factor for the current coverage segment year, as applicable;

C    is 1000; and

D is 1000 minus the coverage segment's surrender penalty factor for the current coverage segment year.

We calculate surrender penalties separately for the basic coverage and for any associated supplemental coverage segment within the base policy or a layer. The surrender penalties for the base policy or a layer are the sum of the surrender penalties for the basic coverage plus the surrender penalties for the supplemental coverage, if any, associated with the base policy or layer.

The surrender penalty factors for the base policy, layers and any associated supplemental coverage segments vary by policy year, layer year, rider year and/or rider layer year and are shown in the policy data pages. However, if the sum of the surrender penalties for the base policy and any layers, and all associated supplemental coverage segments, is less than $25, the surrender penalty will be $25.

We will deduct the surrender penalty first from the accumulation value of the newest layer. If the accumulation value of that layer is insufficient, we will deduct the remainder successively from the next most recent layer(s), and then from the base policy. After we have allocated the surrender amount and surrender penalty among the base policy and any layers, we will deduct the allocated amounts from your investment options on a pro-rata basis.

We may permit you to specify the investment options from which the partial surrender and surrender penalties, if any, are to be deducted. Such specifications must be in a form and manner acceptable to us. If any part of your specified allocation cannot be processed, we will reject the entire request and not process any portion of the partial surrender. For example, if you elected to allocate a portion of the partial surrender to a sub-account that, in fact, had no accumulation value in it, we would reject your request. In this event, we will notify you and will require a new instruction from you before processing the partial surrender request. Your partial surrender request will be effective on the valuation date on which we receive your new request.

If you have one or more layers on the policy, your partial surrender may only be allocated pro-rata. You will not be permitted to specify the investment options from which you want to allocate the partial surrender amount.

If you chose Death Benefit Option 1, we will also reduce the face amount of the most recent layer and any associated supplemental coverage segment by the amount of the partial withdrawal. If the amount of the reduction exceeds the face amount of the most recent layer, including the face amount of any associated supplemental coverage segment, the excess amount will reduce the face amount of the next most recently added layers, in order, and then the face amount of the base policy.

If you chose Death Benefit Option 3, we will also reduce the face amount of the most recent layer and any associated supplemental coverage segment by:

a) the partial withdrawal amount, not including any surrender penalties, that exceeds the cumulative gross premiums paid minus the sum of all previous partial withdrawals (not including surrender penalties) and premium refunds; and

b)   the amount of the surrender penalties on the partial withdrawal.

If the amount of the reduction exceeds the face amount of the most recent layer and any associated supplemental coverage segment, the excess amount will reduce the face amount of the next most recently added layers, in order, and then the face amount of the base policy, along with the face amounts of any associated supplemental coverage segments.

The face amount decrease, including reductions for surrender penalties, will be applied so that the ratio of basic and supplemental coverage segments on any remaining layer total amount or base policy total amount after the decrease will be the same as before the decrease.

If the new face amount would be less than our minimum allowed, then we will not allow the partial surrender.

The accumulation value, if any, remaining on a layer after that layer's face amount is reduced to zero will be transferred to the base policy.

Surrender Penalty Free Withdrawals

After the first policy year, a portion of any partial surrender amount you request over $100 is available without surrender charges. The amount available is:

o    10% of the accumulation value; minus

o 100% of the sum of all surrender penalty free withdrawals since the last policy anniversary.

This amount may not exceed the maximum amount available as a partial surrender.

There may be important tax consequences of making a partial surrender of the policy. Consult with a tax adviser regarding these tax consequences.


NONFORFEITURE OPTION - FULL
SURRENDER

You may surrender the policy at any time for its net cash value. The surrender penalty for a full surrender of the policy is equal to the surrender penalty, if any, for the base policy, plus the surrender penalty, if any, for each layer, plus the surrender penalties, if any, for any supplemental coverage rider or rider layer.

The surrender penalty factors for your policy, layers, the supplemental cover rider and rider layers appear in the policy data pages. We will use the factors to determine the surrender penalty we will apply.

To calculate the surrender penalty for the base policy and any layer multiply the factor for the current policy year or layer year by the number of thousands of face amount of the base policy or layer. This is the surrender penalty for that coverage segment. There is no surrender penalty for the base policy or a layer after the first 12 policy years or layer years.

To calculate the surrender penalty for any supplemental coverage rider or rider layer multiply the surrender penalty factor for the current rider year or rider layer year by the number of thousands of face amount of the supplemental coverage rider or rider layer. This is the surrender penalty for that coverage segment. There is no surrender penalty for the supplemental coverage rider or rider layer after the first 16 rider years or rider layer years.

We will process the surrender on the day we receive your written request in good order. If that date is not a valuation date, then the request will be effective on the next following valuation date.

If you request a full surrender within 30 days after a policy anniversary, the net cash value of the fixed account will not be less than the net cash value of the fixed account on that anniversary less any policy debt, partial surrenders, including any surrender penalty, surrender penalty free withdrawals and transfers, including transfer fees, deducted from the fixed account after that anniversary.

There may be important tax consequences of taking a full surrender of the policy. Consult with a tax adviser regarding these tax consequences.

POLICY LOANS

You may borrow any portion of the net cash value of the policy. We will process a loan on the day we receive your loan request in good order. If that day is not a valuation date, we will process the loan on the next valuation date.

We will require the written consent of any irrevocable beneficiaries.

There are two types of policy loans, preferred loans and regular loans.

Preferred loans are:

o any amounts we agree to accept under the policy as a carryover loan pursuant to an exchange under Code Section 1035;

o all existing and new policy loans beginning on the tenth policy anniversary (the start of the 11th policy year); and

o    loans to pay the policy loan interest due on preferred loans.

Regular loans are policy loans that do not qualify as preferred loans. During the first ten policy years, all requested loans are regular loans. (Carryover loans accepted pursuant to a Code Section 1035 exchange are treated as preferred loans in all policy years.) Loans taken to pay loan interest on regular loans will also be processed as regular loans.

The following terms and conditions apply to policy loans:

o The maximum loan amount is the policy's accumulation value as of the date of the loan request, minus the total of:

a) any existing policy debt plus estimated additional interest on existing policy loans to the end of the policy year; plus b) interest on the amount of the loan to the end of the policy year; plus

c) the surrender charges that would be assessed on a full surrender of the policy or, if greater, the amount of two monthly deductions for the base policy and for all layers.

We will calculate the maximum loan amount for the base policy and each layer in a similar manner.

o We will allocate the requested loan amount to the base policy and any layers in the same proportion that the maximum loan amount for each bears to the total of the maximum loan amounts for the base policy and all layers. We will then deduct the allocated amount from the base policy's or layer's investment options on a pro-rata basis, unless you specify, in a form and manner acceptable to us, the investment options to which you want to allocate the loan amount. We will transfer the loan amount to the loan account.

     If any part of your specified allocation cannot be processed, we will reject the entire request and not process any portion of the loan request. For example, if you elected to allocate a portion of the loan to a sub-account that, in fact, had no accumulation value in it, we would reject your request. In this event, we will notify you and will require a new instruction from you before processing the loan request. The loan request will then be effective on the valuation date on which we receive your new request.

     If you have one or more layers on your policy, your loan may only be allocated pro-rata. You will not be permitted to specify the investment options from which you want to allocate the loan amount.

o We will credit interest to your policy with respect to the outstanding loan amount in the loan account. The loan account is part of the fixed account. The loan account includes outstanding loans. For preferred loans, we will credit interest at an annual effective interest rate of no less than 7.75%. For regular loans, we will credit interest at an annual effective interest rate of no less than 6.75%. Currently, we credit interest with respect to preferred loans at an annual effective rate of 8.00%, and we credit interest with respect to regular loans at an annual effective rate of 7.00%.

     Interest earned with respect to outstanding loans is segregated within the fixed account during the policy year in which such interest is earned. Such segregated interest earnings are not included in the calculation of pro-rata allocations. Monthly deductions and other transactions are not allocated to such segregated interest earnings.

     Such interest earned during the policy year with respect to outstanding loans may be transferred from the fixed account to the sub-accounts beginning on the next policy anniversary (the day following the end of the policy year) or, if earlier, beginning on the date the loan is repaid in full. During the one month period beginning on the policy anniversary (or such earlier date, as applicable), you may transfer any portion of the prior year's interest credited with respect to outstanding loans. Thereafter, transfers will be subject to our current limits on the amount and frequency of transfers from the fixed account.

o Loan interest charged on policy loans accrues daily and is charged in arrears on the policy anniversary, or, if earlier, the date the loan is repaid in whole or in part, the policy is surrendered lapses or otherwise terminates; or the date of the insured's death. The annual effective loan interest rate is 8.00%. This rate applies to both preferred loans and to regular loans. We may charge a lower rate. We will never charge a higher interest rate. If you do not pay interest when it is due, we will add the amount of the interest to the loan.

     We will allocate any loan interest due on the policy anniversary (or earlier, if applicable) to the base policy and any layers in the same proportion that the outstanding loan amount for each bears to the outstanding loan amount for the policy. We will then deduct the allocated amount from the base policy's or layer's investment options on a pro-rata basis. We will transfer the loan interest to the loan account. The loan interest will become part of the loan.
o If the insured dies, we will deduct the policy debt from the death benefit before we pay the death benefit to the beneficiary.

Carryover Loans

If you have a policy loan on a life insurance policy and you are exchanging that policy for a new life insurance policy, you may incur income tax liability on all or part of the amount of the outstanding loan unless you:

o        repay the loan prior to the exchange; or

o        carry over the loan to the new policy.

The income tax liability is based on the amount of the outstanding policy loan in excess of your tax basis in the policy to the extent of any gain or earnings in the policy at the time of the exchange.

We will allow you to carry over a policy loan on your old policy to your new policy through an IRC Section 1035 exchange, up to certain limits based on our then current guidelines. We will treat any loan carried over as part of a
Section 1035 exchange as a preferred loan under the new policy.

If you wish to carry over an outstanding policy loan to your TransAccumulator VUL policy, you must provide us with written notice of your intent to carry over a policy loan on a form provided by us at the same time you provide us with your election to exchange another life insurance policy for the TransAccumulator VUL policy.

The carryover loan plus the cash transferred to us from the other company on the surrender of the old policy is a premium to us under the IRC Section 1035 exchange. This premium is the "exchange premium."

Carryover loans are considered part of the premium for this policy, including for purposes of:

o Life insurance qualification tests under IRC Section 7702 and seven-pay premium tests under IRC Section 7702(A); and

o Allocations among coverage segments and determination of administrative charges. The amount of the administrative charges is deducted solely from the cash portion of the exchange premium.

We will credit the exchange premium in accordance with our normal premium crediting rules. The exchange premium will be considered "received by us" only when we receive both the surrender check and information as to the exact amount of the outstanding loan on the date of surrender of the old policy from the other insurance company.

As a policy loan, a carryover loan will affect the amount of premium you must pay to meet your cumulative premium requirements under the no-lapse guarantee provision. Depending on the amount of the carryover loan, other premiums you pay into the policy, and other factors, you may need to pay additional premiums or repay part or all of the loan in order to put the policy in force or to keep the policy from going into default.

The carryover loan amount is not included in any amounts we refund to you if you exercise your free look option under the policy.

Loan Repayment

You may repay any part of the policy debt at any time while the insured is living. We will allocate the loan repayment on the day we receive it at our administrative office. If that day is not a valuation date, we will allocate it on the next valuation date.

If you want to make a loan repayment, you must tell us that the payment you send us is for that purpose. Unless your payment is clearly marked as a loan repayment, we will assume it is a premium payment if it is received before the policy anniversary nearest the insured's 100th birthday. When we receive a loan repayment, we will apply it to reduce the outstanding balance in the loan account. The loan repayment will be allocated first to the most recent portion of the outstanding loan that is a regular loan; and then to the next most recent portions, in order, that are regular loans; then to the most recent portion of the outstanding loan that is a preferred loan; and then to the next most recent portions, in order, that are preferred loans. For each such portion of the loan being repaid, the loan repayment is first allocated to the portion of that loan amount in the base policy, and then successively to any layers in the order of their layer dates. After we have allocated the loan repayment among the base policy and any layers, we will allocate those amounts to your investment options according to the allocation percentages provided in the most recent premium allocation election we have received from you.

Accrued loan interest is due at the time of loan repayment. Loan repayments will result in loan interest being transferred from the investment options to the loan account at the time of the repayment.

Your policy will not automatically lapse if you do not repay a loan. However, it will go into default if the net cash value is not large enough to cover the monthly deduction due (subject to the no-lapse guarantee provisions of the policy) or if the policy debt exceeds the accumulation value (regardless of the status of the no-lapse guarantee).

Effect of Policy Loans

Policy loans will affect the accumulation value and net cash value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the underlying portfolios in which the sub-accounts are invested is less than or greater than the interest credited to the portion of the policy in the fixed account that secures the loan.

We will deduct any policy debt from the proceeds payable upon a full surrender or when the insured dies.

The policy will be in default, will enter the grace period and may lapse at the end of that period if the net cash value is not large enough to cover the monthly deduction due (subject to the no-lapse guarantee provision of the policy) or the policy debt is greater than the accumulation value of the policy. As a result, increases in the outstanding loan and/or decreases in the accumulation value may make it more likely that your policy will lapse. Assuming you do not make loan repayments, the outstanding loan will increase if you receive additional loan amounts from your policy. The outstanding loan amount will also increase if you do not pay loan interest due in cash. Monthly deductions reduce your accumulation value. Your accumulation value, net of outstanding loans, will decrease if you take additional loans from your policy or you take partial surrenders from your policy or, in certain situations, you decrease the face amount of your policy. The accumulation value in a sub-account on the policy may decline based on the investment performance of the underlying portfolio.

In the event the policy lapses or is otherwise terminated while a policy loan is outstanding, the policy debt will be treated as cash received from the policy for income tax purposes. Any cash received, that is, the outstanding policy loan and accrued loan interest plus any other accumulation value less surrender penalties in excess of the policy's tax basis, should be taxable as ordinary income.

For a discussion of the federal tax considerations of policy loans, see FEDERAL TAX CONSIDERATIONS - Policy Loans.


LAPSE & REINSTATEMENT

Grace Period

If the policy goes into default, we will let you know by sending a notice to your last known address. The notice will state the amount you must pay to keep the base policy, any layers and any supplemental coverage rider and rider layers in force. You must pay this amount before the grace period ends. The grace period is a period of 61 days beginning on the date we send you the notice. If you do not pay enough, your policy will lapse at the end of the 61 days and your insurance coverage under the policy and any riders will terminate.

The policy will go into default on a monthly policy date if the net cash value is less than the monthly deductions due, unless:

o        the policy is in its no-lapse period; and

o        the cumulative premium requirement is satisfied.

If the policy goes into default, we will send you notice telling you the amount you must pay to bring the policy out of default. The amount is equal to A plus B plus C, where:

A is the amount necessary to bring the net cash value to zero, if it is less than zero at the date of default;

B is an amount up to five times the monthly deduction due on the date of default; and

C is an amount sufficient to cover the administrative charges associated with the premiums under A and B above.

     The amount equal to up to five times the monthly deduction due on the date of default includes the two monthly deductions due for the insurance provided during the grace period plus up to three monthly deductions due when the policy is brought out of default.

If the policy goes into default during the first ten policy years (the no-lapse period), you may pay the following alternative amount to bring the policy out of default if this amount is less than the amount stated above. This alternative amount is equal to D plus E, where:

D is the amount, if any, necessary to satisfy the cumulative premium requirement for the no-lapse period on the date of default; and

E is the amount up to three times the monthly no-lapse premium amount.

The policy will also go into default if the policy debt exceeds the accumulation value or, beginning with the policy anniversary nearest the insured's 100th birthday, the loan interest due on a policy anniversary is not paid in cash and the accumulation value less the outstanding loans is less than the loan interest due.

During the grace period, we will not charge you interest on the amount due. If the insured dies during the grace period and before you pay the amount due, we will subtract from the death benefit the amount required to provide insurance to the date the insured died.

Reinstatement

If the policy lapses, it may be reinstated provided it was not surrendered. To reinstate the policy, you must meet the following conditions:

o You must request reinstatement in writing within three years after the date of lapse and before the policy anniversary nearest age 100.

o The insured must submit evidence of insurability satisfactory to us.

o The reinstated policy will be subject to the no-lapse provisions during the no-lapse period. Any increase in the face amount of the base policy will also be subject to the no-lapse provisions during the policy's no-lapse period. The no-lapse period will be calculated from the original policy date. It does not start over.

If the policy lapsed during the 10 year no-lapse period and is reinstated before the end of that period, you must pay a premium equal to the lesser of A or B, where:

A is the amount necessary to satisfy the cumulative premium requirement as of the date of reinstatement, plus an amount equal to three monthly no-lapse premiums; and

B    is an amount equal to:

(i) the amount that was required to bring the net cash value to zero on the date the policy went into default; plus

(ii) an amount sufficient to cover the two monthly deductions that were due when the policy lapsed and three monthly deductions due when the policy is reinstated; plus

(iii) an amount sufficient to cover the administrative charges associated with the reinstatement premium.

The amount equivalent to the two monthly deductions due when the policy lapsed will be used to reimburse us for the insurance provided during the grace period.

If the policy is reinstated after the end of the first ten policy years (the no-lapse period), you must pay a premium equal to B above.

If any loans existed when the policy lapsed, you must repay or reinstate the policy debt, with interest.

Surrender penalty periods in the reinstated policy and supplemental coverage rider, if any, will be calculated from the original policy and layer dates, as applicable, as well as the original rider and rider layer dates for any supplemental coverage rider.

The effective date of a reinstatement will be the date we approve your request. We will resume taking monthly deductions for the policy as of the monthly policy date nearest the date we approve your request for reinstatement. If a person other than the insured is covered by any attached rider, that person's coverage will be reinstated under the reinstatement terms of such rider.

The accumulation value of the reinstated policy will be:

o        any surrender penalty assessed at the time of lapse; plus

o        any loan repaid or reinstated; plus

o        any net premium you pay at reinstatement; minus

o        any monthly deductions due at the time of lapse.

If the Supplemental Adjustable Life Insurance Rider was effect on your policy at the time the policy lapsed, the rider and any rider layer will be reinstated when the policy is reinstated. At reinstatement, the face amount of the rider or any rider layer will be the same as at the time of lapse, and the ratio of basic coverage segments and associated supplemental coverage segments will be the same as at the time of lapse. The rider and any rider layers may only be reinstated together with the policy, and they must be reinstated if the policy is reinstated.

We will allocate any loan repaid and any net premium you pay at reinstatement according to the most recent premium allocation election we have received from you. We will restore any surrender penalty assessed at the time of lapse. We will allocate any restored surrender penalty at reinstatement between the base policy and any layers in the same proportion as these amounts were deducted at the time of lapse. We will then allocate the base policy and layer amounts among your investment options in the same proportion as these amounts were deducted at the time of lapse.

We will allocate the amount you pay within one valuation date after the later of:

o    the valuation date that we approve the reinstatement; or

o the valuation date that we receive the reinstatement premium and any other payments.


OTHER BENEFITS

Other benefits are available under the policy by riders or endorsements attached to the policy. Any costs of these riders become part of the monthly deductions, unless we specify otherwise. Benefits provided by the riders and endorsements are payable only if the policy and the rider or endorsement is in force at the time the benefit is exercised. All riders and endorsements may not be available in all jurisdictions, and the names of the riders and endorsements may vary by jurisdiction.


Accident Indemnity Rider


This rider provides an accidental death benefit if the insured dies as a result of accidental bodily injury while the rider is in force. The accidental death benefit under the rider is in addition to any death benefit under the policy. The rider is available for insureds who meet our underwriting requirements and are between the ages of 5 and 65 on the rider date. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result.


Extended No-Lapse Guarantee Rider


This rider provides an extended no-lapse guarantee for the policy. During the extended no-lapse guarantee period and while the rider is in force, the policy will not enter the grace period even if the monthly deductions are greater than the net cash value on a monthly policy date, provided the cumulative premium requirement is satisfied as of that monthly policy date. You elect to add this rider at the time of issue if you request it on your application; you select the level death benefit option (Option 1); and you qualify for an underwriting classification without extra ratings. There is a monthly deduction for this rider, and your monthly deductions will increase to reflect the cost of the rider. In addition, to keep the rider in force, you must meet a cumulative premium requirement each monthly policy date. The monthly extended no-lapse premium amount varies by policy and is shown in the policy data pages.


Guaranteed Insurability Rider


This rider allows you to apply for additional insurance on the insured without providing evidence of insurability. The rider is available to insureds between the ages of 0 and 33 who meet our underwriting requirements on the rider date. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result. You may apply for the additional insurance on the available option dates and such insurance may be on any plan of level premium, level face amount whole life, endowment or flexible premium life insurance we are offering on the option date. The additional insurance may be issued as a new layer on your TransAccumulator VUL policy.


Insurance on Children Rider


This rider provides for a term insurance benefit to be paid if a covered child dies before his or her 25th birthday and before the policy anniversary nearest the insured's age 65. It is available on the children of insureds who meet our underwriting requirements and are between the ages of 16 and 55 on the rider date. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result.


The term insurance is convertible to a permanent plan of insurance we make available for this purpose when the child reaches age 25 or the policy anniversary nearest the insured's 65th birthday, provided the rider is in force on those dates.


Supplemental Adjustable Life Insurance Rider


This rider provides a death benefit in addition to the basic coverage under the policy. Subject to our approval, coverage under this rider may be added on the policy date in association with the base policy or on a layer date in association with a layer. There are charges associated with this rider. Adding the rider will result in increased monthly deductions for the policy.





Waiver Provision Rider


This rider provides that we will waive each monthly deduction due if the insured becomes totally disabled after the insured's 10th birthday. While monthly deductions are being waived, premium payments are not required. The rider is available to insureds who meet our underwriting requirements and are between the ages of 0 and 55 on the rider date. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result. For purposes of this benefit, a disability is considered to be total when the insured becomes so disabled by injury or disease that he or she is unable to perform substantially all of the material duties of any gainful work for which the insured is, or becomes, fitted by reason of education, training or experience. The definition of total disability may vary by state. We will not pay any benefit under the rider if the insured's total disability results directly or indirectly from conditions or activity specifically excluded in the rider.


Accelerated Death Benefit Option Endorsement


This endorsement is intended to provide for the payment of a qualified accelerated death benefit if we receive satisfactory evidence that the insured has a terminal illness that is expected to result in the insured's death within 12 months. Any accelerated death benefit amount payable will be a minimum of $10,000 up to a maximum amount of $250,000 or 75% of the death benefit under the policy, whichever is less.


This endorsement will be added to your policy at issue as long as the endorsement is approved in the state in which you apply for the policy and the face amount of your policy is at least $50,000. There is no charge for the endorsement unless the accelerated death benefit option is exercised. When an accelerated death benefit is paid, we will deduct an administrative charge of $250 from each accelerated death benefit payment.


Exercising the accelerated death benefit option will permanently affect the remaining death benefit under the policy, resulting in a reduction of the policy's accumulation value and a decrease in the net single premium and the guideline premium limits.


Benefits paid under this endorsement may be taxable in certain situations. As with all tax matters, you should consult a tax adviser to assess the impact of this benefit on you and the policy


Extra Surrender Penalty Free Withdrawal Endorsement


After the first policy year, if the insured is diagnosed with a critical care condition as specified in the endorsement, this endorsement allows you to take an extra 10% of the policy value in addition to the standard penalty free withdrawal amount, without the application of any surrender penalty. There is no additional charge for this endorsement.


There may be important tax consequences if an extra surrender penalty free withdrawal under this endorsement is taken. Consult a tax adviser regarding this endorsement.


Full Policy Surrender Penalty Waiver Endorsement


This endorsement provides that surrender penalties will be waived in the event the policy is fully surrendered during the first five policy years. You may request this endorsement on your application for the policy. The endorsement is only available with our consent and only at the time the policy is issued. Generally, we may consent to adding this endorsement to your policy only if your application stipulates that you plan to make premium payments of at least $100,000 per year for each of the first five policy years, among other criteria. There is no additional charge for this endorsement.


Option for Additional Insurance Endorsement


This endorsement will be added to your policy if the insured is between the ages of 0 and 65 on the policy date and meets our underwriting requirements for this endorsement. There is no charge for the endorsement and adding the endorsement will not increase the monthly deductions or the monthly no-lapse premiums on your policy.


While this endorsement is in force, you may request us to issue additional insurance on the first, second or third policy anniversary, subject to the terms of the endorsement, up to a maximum amount of the original face amount, or $100,000, whichever is less.


If the insured is 50 years old or less on the policy date, no evidence of insurability will be required if you exercise the option for additional insurance. If the insured is between the ages of 51 and 65 on the policy date, we will require certain evidence of insurability before we will approve the request to exercise the option for additional insurance.


The additional coverage will be issued as a new TransAccumulator VUL policy or, if you request, as a new layer of coverage on your current policy. The new policy or layer, as applicable, will be dated and effective on the chosen option date.


Surrender Penalty Deferral Endorsement


This endorsement allows you, on a one-time basis, to defer the surrender penalty due the first time you request a decrease in the face amount on or after the fifth policy anniversary. If approved in the state in which you apply for the policy, this endorsement will be added to your policy if you request it on the application and indicate your intention to pay at least $50,000 per year for the first 5 policy years.


There is no charge for this endorsement. It can only be added to your policy when it is issued. You may pay the premium in advance, subject to the Premium Limitations provisions of the policy.


If you subsequently request another decrease in face amount or request a full or partial surrender during the surrender penalty period for any coverage segment on which the surrender penalties were deferred, we will assess the surrender penalty due under the original face amount (not the reduced amount) plus the surrender penalty due from this subsequent transaction.


CHARGES AND DEDUCTIONS

The following charges will apply to your policy under the circumstances described. Some of these charges apply until the policy anniversary nearest the insured's 100th birthday. Other charges apply only if you choose certain options under the policy. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policies. Services and benefits provided by us include:

o        the death benefits, cash and loan benefits provided by the policy;

o        investment options, including net premium allocations;

o        administration of various elective options under the policy; and

o        the distribution of various reports to policy owners.

Costs and expenses incurred by us include:

o        those associated with underwriting applications and riders;

o various overhead and other expenses associated with providing the services and benefits related to the policy;

o        sales and marketing expenses; and

o other costs of doing business, such as federal, state and local taxes, premium taxes and other taxes and fees.

Some of the risks that we assume include the risks that insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits sooner than expected, and that the costs of providing the services and benefits under the policies will exceed the charges deducted.

Administrative Charge

An administrative charge is assessed on each premium payment you make to us. The amount of the administrative charge varies by:

o how long your policy, any layers, and any associated supplemental coverage segments have been in force;

o        the target amounts for the coverage segments on your policy; and

o whether part of your coverage is provided under the supplemental adjustable life insurance rider.

We allocate each premium received among the coverage segments as described in the PREMIUMS section.

The administrative charge we currently deduct from premiums attributable to the basic coverage segment of the base policy or to a layer is:

o 7.60% of premiums up to the target amount per year during each of the first 10 policy or layer years; and

o 3.60% of all other premiums. This includes premiums in excess of the target amounts per year during the first 10 years, and all premiums allocated to a basic coverage segment after the 10th year.

These charges are also the guaranteed maximum administrative charges we may assess on premiums allocated to the basic coverage under the base policy or to a layer.

The administrative charge we currently deduct from all premiums attributable to the supplemental coverage segments, if any, is 3.60% of premiums.

However, the guaranteed maximum administrative charge we can deduct from premiums allocated to a supplemental coverage segment is:

o 8.60% of premiums up to the target amount per year during each of the first 10 rider or rider layer years; and

o 3.60% of all other premiums. This includes premiums in excess of the target amounts per year during the first 10 years, and all premiums allocated to a supplemental coverage segment after the 10th year.

Currently, the administrative charge for premiums allocated to supplemental coverage segments is less than the administrative charge for premiums allocated to basic coverage segments. But, because we reserve the right to increase the administrative charge for supplemental coverage to its maximum guaranteed rate, you bear the risk that future administrative charges for supplemental coverage will be higher for premiums attributable to such coverage segment than the maximum guaranteed administrative charge for premiums attributable to basic coverage segments.

The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

Surrender Penalty

During the surrender penalty period, we will assess a surrender penalty on (a) any surrender amount that exceeds the amount eligible for a surrender penalty free withdrawal, (b) a decrease in face amount, and/or (c) a full surrender of the policy. Separate surrender penalty factors and surrender penalty periods apply to the base policy and to each layer. Additionally, separate surrender penalty factors and surrender penalty periods apply to basic coverage and to supplemental coverage. The minimum surrender penalty is $25.

The surrender penalty period for basic coverage segments is the first 12 policy or layer years. The surrender penalty period for supplemental coverage segments is the first 16 rider or rider layer years.

We deduct the surrender penalty from the accumulation value of the base policy and layer, if any.

The surrender penalty that will apply upon a full surrender of the policy is the total of the surrender penalties calculated for the base policy and each layer. If supplemental coverage rider has been added to the policy, the surrender penalty that will apply upon a full surrender of the policy will also include the total of the surrender penalties calculated for the rider and each rider layer.

Partial surrenders in excess of the surrender penalty free withdrawal amount will incur a proportionate surrender penalty during a surrender penalty period for a coverage segment to which the partial surrender is attributed for surrender penalty purposes. Please see ACCUMULATION VALUE - Partial Surrenders for a discussion of partial surrenders, attribution of a partial surrender among coverage segments, calculation of the proportionate surrender penalty, and allocation of the surrender penalty among accumulation values of the base policy and layers.

Face amount decreases will also incur a proportionate surrender penalty during a surrender penalty period for a coverage segment to which the face amount decrease is allocated. Please see DEATH BENEFIT - Option to Change the Face Amount for a discussion of face amount decreases, the calculation of the proportionate surrender penalty and the allocation of the surrender penalty among accumulation values of the base policy and layers. Please also see OTHER BENEFITS- Surrender Penalty Deferral Endorsement.

If you surrender your policy in full, the surrender penalty is a factor times each $1,000 of the face amount of the base policy or layer, if no supplemental coverage is in force on the policy. The surrender penalty factors for a policy depend on:

o the insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification as determined separately for the base policy and each layer, respectively; and

o    how many years the policy and each layer, if any, have been in force.

If a supplemental coverage rider is added to the policy, then the surrender penalty for the rider is a surrender penalty factor times each $1,000 of the face amount of the rider and each rider layer, if any. The surrender penalty factor for a rider or rider layer depends on:

o the insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification as determined separately for the rider and each rider layer, respectively; and

o the number years the rider and each rider layer, if any, have been in force.

The surrender penalty is calculated in the same manner for the base policy and any layers and for any supplemental coverage associated with the base policy and any layers. To calculate the surrender penalty that will apply on a full surrender of the policy, add up the surrender penalties that apply on each coverage segment. To calculate the surrender penalty that applies for a coverage segment, you:

a) divide the face amount of the coverage segment by $1,000; and

b) multiply that result by the surrender penalty factor for the coverage segment for the applicable policy, layer, rider or rider year in which the surrender occurs.

Surrender penalty factors generally decrease each policy year, and each layer, rider or rider layer year on the coverage segment's anniversary until the factor is zero at the end of the surrender penalty period.

An example of how to calculate the surrender penalty amount is shown in the SAI.

The surrender penalty is intended to help us recover a portion of our first year acquisition expenses and sales expenses, including commissions.

Premium Allocation Change Charge

When you apply for your policy, you elect the allocation of your premium payments, net of administrative charges among the investment options available under the policy. You may change your allocation by giving us written notice or by exercising your telephone access privilege.

We reserve the right to impose a charge of up to $25 for each change you make in premium allocations for new net premiums. We will deduct such charge from the accumulation value of the base policy on a pro rata basis. Currently, we do not impose this charge.

The charge is designed to recover the administrative expenses associated with processing changes in allocation elections.

Monthly Deductions Allocation Election Change Charge

You may elect to allocate your monthly deductions among specific investment options on your policy. You may make this election at the time of application for the policy or at a later date after the policy is issued. You may change your election by giving us written notice or by exercising your telephone access privilege. We reserve the right to impose a charge of up to $25 for each change you make in the allocations of monthly deductions. We will deduct such charge from the accumulation value of the base policy on a pro-rata basis. Currently, we do not impose this charge.

The charge is designed to recover the administrative expenses associated with processing changes in monthly deductions allocations elections.

Transfer Fee

We will not charge you for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we may charge you up to $25 for each additional transfer. Currently, we do not assess this charge but at any time in the future we may impose a charge, up to the maximum amount, on transfers in excess of 18 per policy year.

This fee is designed to recover our administrative expenses associated with processing more transfers than our other fees and charges for administrative expenses are designed to offset.

Additional Illustrations Charge

At any time upon your written request we will send you an illustration of your policy's benefits and values. There is no charge for the first illustration in each policy year, but we reserve the right to charge you up to $25 for each additional illustration you request in a policy year. We will deduct such a fee from the accumulation value of your base policy on a pro-rata basis.

This charge is designed to recover our administrative expenses associated with providing more illustrations than our other fees and charges for administrative expenses are designed to offset.

Accelerated Death Benefit Rider Charge

If the Accelerated Death Benefit Rider is in effect on your policy and you receive an Accelerated Death Benefit payment, we will deduct an administrative fee of $250 from each payment you receive. This fee is designed to help us recover our expenses associated with gathering, reviewing, and evaluating the information necessary to approve your request, as well as our expenses associated with processing the payment.

Reinstatement Interest Charge

If your policy lapses and you subsequently reinstate it, you will incur interest charges if you had an outstanding loan when the policy lapsed.

The reinstatement interest rate is an annual rate of 8.00% for the period from the date the policy lapsed to the date the loan is repaid or reinstated under the Reinstatement provisions. We do not currently impose this charge.

These interest charges are designed to help offset the loss of loan interest we would have otherwise earned from the date the policy lapsed to the date of reinstatement. The interest charges also help us recover a portion of the expenses we incur to underwrite and process the reinstatement request.

Monthly Deduction

Beginning on the policy date and on each subsequent monthly policy date, we will determine and assess the monthly deduction for that policy month. If that date is not a valuation date, we will take the monthly deduction on the next valuation date. The monthly deduction is the sum of the monthly deduction for the base policy and the monthly deduction for each layer. The monthly deduction will continue to the policy anniversary nearest the insured's 100th birthday, and we will not take any further monthly deductions after this date.

The monthly deduction is a set of charges we assess for various expenses related to the issuance of a policy, the cost of life insurance, the cost of any optional benefits and administrative expenses. We may realize a profit from the monthly deductions.

The monthly deduction for the base policy is equal to the sum of up to five charges:

o the monthly deduction rate for the base policy, times .001; multiplied by:

- the net amount at risk for the base policy total amount on the applicable monthly deduction date; multiplied by

- the ratio of the face amount of the base policy to the base policy total amount; plus

o    the policy fee; plus

o the monthly expense charge per thousand for the base policy, times .001, times the face amount of the base policy; plus

o        the monthly mortality and expense risk charge for the base policy; plus

o the monthly deduction for any riders excluding the portion of the supplemental coverage rider monthly deduction that is associated with a layer.

The monthly deduction for each layer is equal to:

o    the monthly deduction rate for the layer, times .001 multiplied by:

- the net amount at risk for the layer total amount on the applicable monthly deduction date; multiplied by

-    the ratio of the face amount of the layer to the layer total amount; plus

o the portion of the supplemental coverage rider monthly deduction that is associated with the layer; plus

o the monthly expense charge per thousand for the layer, times .001, times the face amount of the layer; plus

o    the monthly mortality and expense risk charge for the layer.

Beginning with the policy anniversary nearest the insured's 100th birthday, we will not take any further monthly deductions.

If the monthly deduction amount for a layer exceeds the layer's accumulation value minus any policy debt on the layer, the excess portion of the monthly deduction for the layer will be taken first from the accumulation value of the most recently added layers, in order, and then from the accumulation value of the base policy.

Unless you specify otherwise, the amount we take from the accumulation value of the base policy and from any layers will be deducted from your investment options within the base policy or layers on a pro-rata basis. We will deduct the monthly mortality and expense risk charge proportionately from the sub-accounts. If you wish to specify the investment options from which you want the monthly deductions taken, you may submit a monthly deductions allocation election to us. A monthly deductions allocation election will not be effective before the reallocation date.

On or after the reallocation date, you may allocate your monthly deductions among the investment options we make available from time to time. The monthly deduction allocation percentages you elect must be whole numbers. The total allocation to all elected investment options must equal 100%. We may limit the number of investment options to which you may allocate your monthly deductions. Your monthly deduction election applies to the base policy and all layers. The monthly deduction allocation percentages you elect will apply to all monthly deductions taken on or after the valuation date on which we receive your request, unless you provide us with a change to your monthly deduction allocation election.

While your monthly deduction allocation election is in effect, we will take your monthly deductions on a pro-rata basis, rather than in accordance with your monthly deduction allocation election, if:

o the monthly deduction amount for a layer exceeds the layer's accumulation value minus any policy debt; or

o the value of any of the investment options of any layer or of the base policy is less than the amount of the monthly deduction allocated to that investment option.

We will not notify you if the accumulation value in one or more layers or investment options is not sufficient to allow the monthly deductions to be taken according to your elections. You need to monitor the accumulation values and the values of the investment options of your policy.

We reserve the right to charge up to $25 for each change you request in the monthly deductions allocations. If we assess this charge, we will deduct the charge from the accumulation value of the base policy.

Monthly Deduction Rate: This rate is used to calculate a portion of the monthly deduction on the base policy and on each layer, respectively.

We will determine the monthly deduction rate for the base policy and each layer on each monthly date. The monthly deduction rates may differ for the base policy and for each layer.

The monthly deduction rates will depend on:

o    the insured's gender;

o the insured's class of risk, as of the policy date or layer date, adjusted for any extra ratings;

o the number of years that the policy and each layer, respectively, have been in force; and

o    the insured's age as of the policy date or layer date.

The maximum monthly deduction rates for the base policy, layers, supplemental coverage rider and rider layers are based on the 1980 Commissioners Standard Ordinary table for sex distinct, unismoker, age nearest birthday rates, adjusted for extra ratings. The current monthly deduction rates, but not the guaranteed maximum monthly deduction rates, vary by smoker or non-smoker status of the insured.

A table of guaranteed maximum monthly deduction rates for the base policy is shown in the policy data pages. A table of guaranteed maximum monthly deduction rates for each layer will be shown in the policy data pages. We may use rates that are lower than the guaranteed maximum monthly deduction rates, but we will never use rates that are higher.

Any change in the monthly deduction rates, including those under a supplemental coverage rider or any rider layers will be prospective and will be subject to our expectations as to future cost factors. Such cost factors may include, but are not limited to, mortality, expenses, interest, persistency, and any applicable federal, state and local taxes.

The monthly deduction rates in effect for the base policy and for each layer, respectively, at the time they are issued are guaranteed not to be increased during the first policy or layer year.

Policy Fee: On each monthly policy date, we deduct a policy fee as a part of the monthly deduction for the base policy. Currently, this monthly fee is $6. We reserve the right to change this fee, but we guarantee it will never be more than (a) $6 per month during the first policy year, or (b) $10 per month thereafter. There are no separate policy fees for layers.

Monthly Expense Charge per Thousand: The monthly expense charge per thousand varies by policy. The charge for the base policy or a layer is based on:

o the total face amount of the base policy, layers, and any supplemental coverage rider and rider layers;

o        the number of years the base policy or layer has been in force;

o        the insured's age at issue;

o        the insured's gender;

o        the insured's smoker or non-smoker status; and

o        the insured's class of risk.

The charge is calculated separately for the base policy and for each layer. We currently assess a monthly expense charge per thousand on the base policy and on any layers during the first five policy or layer years. We do not currently assess this charge after the fifth policy year.

We retain the right to assess a monthly expense charge per thousand up to the guaranteed maximum amount in any policy year or layer year, until the policy anniversary nearest the insured's 100th birthday.

Mortality and Expense Risk Charge: We assess a monthly charge on each monthly policy date against the accumulation value of the sub-accounts of the base policy and of each layer. The rate varies by the length of time the policy has been in force. The monthly rate is one-twelfth of the annual rate. For policy years 1 through 10, the annual rate is 0.65%. The annual rate we currently intend to charge during policy years 11 through 20 of 0.15% for policy years 21 and later, 0.00%. However, we may charge any rate not in excess of the maximum guaranteed mortality and expense risk charge. The maximum guaranteed mortality and expense risk charge on an annual basis is 0.65% during policy years 1 through 10; 0.40% in policy years 11 through 20, and 0.25% in policy years 21 and later.

The charge assessed for a sub-account is the monthly rate times the sub-account's accumulation value on the date the monthly deductions are taken. The monthly charge is taken proportionately from each sub-account, unless you elected to allocate your monthly deductions among specific investment options. This charge compensates us for assuming mortality and expense risks; we may realize a profit from this charge. The mortality risk we assume is that insureds may live for a shorter time than anticipated. If this happens, we will pay a greater amount of net death benefits sooner than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the policies will exceed those compensated by the administration charges in the policies.

Monthly Deduction for Riders: Additional benefits are available by riders to your policy. The fees for these optional riders pay for the cost of these additional benefits. The monthly deduction for riders, except for the monthly deduction for the Supplemental Adjustable Life Insurance Rider, is deducted solely from the accumulation value of the base policy. The monthly deduction for the Supplemental Adjustable Life Insurance Rider is deducted from the accumulation value of the base policy or layer with which the rider or rider layer is associated. A rider is associated with the base policy or layer that has the same policy date or layer date as the rider date. A rider layer is associated with the layer that has the same layer date as the rider layer date.

o Accident Indemnity Rider - The charge for this rider is part of the monthly deduction during the policy years while the rider is in effect. The rider terminates on the policy anniversary nearest the insured's 70th birthday, if not terminated sooner. The monthly deduction rate for the rider varies by issue age (age on the layer date for each layer, respectively). The charge is equal to the monthly rate for the rider times the number of thousands of dollars of coverage amount under the rider.
o Extended No-Lapse Guarantee Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The maximum guaranteed charge is $0.06 per $1,000 of face amount per month. Face amount includes the face amount of all coverage segments on the policy, including those under a supplemental coverage rider or rider layer. Currently, we assess a monthly charge equal to $0.06 per $1,000 of total face amount of the policy.

o Guaranteed Insurability Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 40th birthday, if it has not been terminated sooner. The monthly deduction rate varies based on the issue age and, in California, by the insured's gender. The monthly rate is applied to the number of thousands of dollars of insurance which may be elected under the rider. If the Waiver Provision Rider is issued on the base policy, Waiver Provision must also be issued on the Guaranteed Insurability Rider. An additional charge is assessed for this, and the rates for the additional charge vary by the insured's gender and issue age.

o Insurance on Children Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 65th birthday, or on the 25th birthday of the younger child named in the application for this rider, if not terminated sooner. The monthly deduction rate for the rider is equal to $0.45 for each unit of coverage (one unit is $1,000) elected.

o Supplemental Adjustable Life Insurance Rider - The rider monthly deduction is the sum of the monthly deductions for the rider and for each rider layer.


     Monthly Deduction Rate for the rider, if the rider is part of the base policy total amount, is equal to:

1. The monthly deduction rate for the rider, times .001; times:

a. the net amount at risk for the base policy total amount on the applicable monthly deduction date; times

b. the ratio of the face amount of the rider to the base policy total amount;
plus

2. The monthly expense charge per thousand for the rider.

     The monthly deduction for the rider, if the rider is part of a layer total amount, is equal to:

1. The monthly deduction rate for the rider, times .001; times:

a. the net amount at risk for the layer total amount on the applicable monthly deduction date; times

b. the ratio of the face amount of the rider to the layer total amount; plus

2. The monthly expense charge per thousand for the rider.

     The monthly deduction for a rider layer is equal to:

1. the monthly deduction rate for the rider layer, times .001; times:

a. the net amount at risk for the layer total amount on the applicable monthly deduction date; times

b. the ratio of the face amount of the rider layer to the layer total amount;
plus

2. The monthly expense charge per thousand for the rider.

     We will determine the monthly deduction rate for the rider and each rider layer on each monthly policy date.

     The monthly deduction rate for the rider and each rider layer will depend on:

o    the insured's sex;

o the insured's class of risk as of the rider date or rider layer date, adjusted for any extra ratings;

o    the number of years that the rider or rider layer has been in force; and

o    the insured's age on the rider date or rider layer date.

A table of guaranteed maximum monthly deduction rates for the rider and a table of maximum guaranteed monthly deduction rates for each rider layer are shown in the policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

     Monthly Expense Charge Per Thousand. For the rider, this charge is equal to:

o    the monthly expense charge per thousand for the rider, times .001; times

o    the rider face amount.

     For a rider layer, this charge is equal to:

o    the monthly  expense  charge per thousand for the rider layer,  times .001;
     times

o    the rider layer face amount.

     The guaranteed maximum monthly expense charge per thousand for each rider or for each rider layer will be shown in the policy data pages. We may assess lesser charges than the guaranteed maximum monthly expense charge, but we will never assess a charge that is higher than the one shown.

     The monthly expense charge per thousand varies by policy. The charge for a rider or rider layer is based on:

o the total face amount of the base policy, layers, and any supplemental coverage rider and rider layers;

o        the number of years the rider or rider layer has been in force;

o        the insured's age at issue;

o        the insured's gender;

o the insured's smoker or non-smoker status on the rider and, separately, on each rider layer; and

o the insured's class of risk on the rider and, separately, on each rider layer.

     Currently, we do not assess a monthly expense charge per thousand for the supplemental coverage. We may, however, assess the charge for supplemental coverage at any time in the future, but any charge we assess will not exceed the maximum guaranteed monthly expense charge per thousand for the supplemental coverage segment. The maximum monthly expense charge per thousand will be higher than the maximum monthly expense charge per thousand for an equal amount of basic coverage for the same insured with the same age at issue and for the same duration.

o Waiver Provision Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 60th birthday, if not terminated sooner. The charge is equal to the monthly deduction rate times the number of thousands of dollars of net amount at risk on each coverage segment, respectively. The rate varies by the insured's attained age, gender, and smoker or non-smoker classification on the base policy.

Net Loan Interest Charge

The net loan interest charges are the difference between the loan interest rate charged and the rate at which we credit interest with respect to the outstanding loan. Loan interest is charged in arrears at an annual effective rate of 8.00% on the amount of the outstanding policy loan. Loan interest accrues daily and is due on the next policy anniversary or, if earlier, on the date on which the loan is repaid (in whole or in part); the policy is surrendered or otherwise terminated; the policy lapses; or the insured dies.

We deduct the loan interest from your investment options on a pro-rata basis, and then transfer the loan interest to the loan account. We do not allow you to elect an allocation for a loan taken to pay loan interest due. The loan interest deduction and transfer will be effective on the policy anniversary or such other date on which loan interest becomes due if that day is a valuation date. If the policy anniversary or such other date on which loan interest becomes due is not a valuation date, the loan interest deduction and transfer will be effective on the next valuation date. You may choose to pay an amount equal to the loan interest due in cash. Any amount paid will be credited to the policy debt at the time it is received.

In addition, interest with respect to outstanding loans is credited to the policy accumulation value while a loan is outstanding. Such interest is earned daily. Interest is earned with respect to regular loans at an annual effective rate of 6.75% on a guaranteed basis and 7.00% on a current basis. Interest is earned with respect to preferred loans at an annual effective rate of 7.75% on a guaranteed basis and 8.00% on a current basis. As a result, the net loan interest charges for a regular loan are 1.25% (8.00% minus 6.75%) on a guaranteed basis and 1.00% (8.00% minus 7.00%) on a current basis. The net loan interest charges for a preferred loan are 0.25% (8.00% minus 7.75%) on a guaranteed basis and 0.00% (8.00% minus 8.00%) on a current basis.

Portfolio Expenses

The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios in which the sub-accounts invest. The management fees and other expenses of the portfolios are listed above under the Portfolio Expenses section. The prospectuses and statements of additional information of the portfolios contain more information concerning the fees and expenses.

Possible Tax Charge

No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we reserve the right to deduct a charge for such taxes from your policy. We may reflect the amount of such taxes in the calculation of the unit values.


FEDERAL TAX CONSIDERATIONS

The following is a summary of federal tax considerations for U.S. persons based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the policy owner is a corporation. You should consult a qualified tax adviser to apply the law to your circumstances.

Transamerica Life Insurance Company and the Separate Account

Transamerica is taxed as a life insurance company under Subchapter L of the Code. We do not currently charge for any income tax on the earnings or realized capital gains in the Separate Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the separate account.

Under current laws, we may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the separate account, we may charge for such taxes.

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

In the absence of any guidance from the Internal Revenue Service, or IRS, on the issue, we believe that providing an amount at risk after age 99 in the manner provided at age 99 should be sufficient to maintain the excludability of the death benefit after age 99. However, this lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain and may include taxation of the gain in the policy at age 100 or the taxation of the death benefit in whole or in part.

Federal tax law requires that the investment of each sub-account funding the policies is adequately diversified according to Treasury regulations. We believe that the portfolios currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which policy owners may direct their investment assets to divisions of a separate investment account without being treated as the owner of such assets who is taxed directly on the income from such assets. Regulations may provide such guidance in the future. We may, to the extent permissible under applicable laws, regulations and/or the provisions of the contract (policy), make necessary and appropriate modifications to the contract (policy), or to our administrative rules, to prevent a contract (policy) owner from being treated as the owner of any assets of the separate account and from being taxed directly on the income of such assets.

The following discussion assumes that the policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

In General

We believe that the death benefit under a policy should generally be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the policy owner will not be deemed to be in constructive receipt of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general, a policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the policy causes the policy to fail the "7-pay test." A policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the policy exceeds the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy years [at any time], for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the policy had originally been issued at the reduced face amount. If there is a "material change" in the policy's benefits or other terms, even after the first seven policy years, the policy may have to be retested as if it were a newly issued policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts

Policies classified as Modified Endowment Contracts are subject to the following tax rules:

     (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.


     (2) Loans taken from or secured by a policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.


     (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary.

If a policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax even where all of the investment in the policy has not been recovered.

Loans from or secured by a policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with preferred loans are less clear and a tax adviser should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy

Your investment in the policy is generally your aggregate Premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax-free.

Policy Loans

In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Withholding

If all or part of a distribution from the policy is includible in gross income, with the exception of the amounts that represent eligible rollover distributions from pension plans, which are subject to mandatory withholding of 20% for federal tax, the Code requires us to withhold federal income tax unless the policy owner elects, in writing, not to have tax withholding apply. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least $200 during a taxable year. Some states also require withholding for state income taxes.

If payments are delivered to foreign countries, however, the tax withholding rate will generally be 10% unless you certify to us that you are not a U.S. person residing abroad or a "tax avoidance expatriate" as defined in Code
Section 877. Such certification may result in withholding of federal income taxes at a different rate.

Taxable payments or distributions to non-resident aliens under the policy are generally subject to tax withholding at a 30% rate unless the rate is reduced or eliminated by an international tax treaty with the United States.

The payment of death benefits is generally non-taxable and not subject to withholding.

Interest Disallowance

Interest on policy loans is generally nondeductible. You should consult your tax adviser on how the rules governing the non-deductibility of interest would apply in your individual situation.

Special Rules for Pension Plans

If the policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.

Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans.

If a distribution from a tax-qualified plan is paid to you and you want to roll over all or part of the eligible distributed amount to an IRA, the rollover must be accomplished within 60 days of the date you receive the amount to be rolled over. A timely rollover of an eligible distributed amount that has been paid to you directly will prevent its being taxable to you at the time of distribution; that is, none of it will be includible in your gross income until you withdraw some amount from your rollover IRA. However, any such distribution directly to you from a tax-qualified retirement plan is generally subject to a mandatory 20% withholding tax.

You should consult a qualified advisor regarding ERISA.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., cash surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a policy on the life of the employee, the employer will pay the premiums and will have the right to a return of premiums paid from the cash surrender value on a surrender of the policy. The employee may designate the beneficiary to receive any insurance proceeds in excess of the cash surrender value. If the employee dies while such an arrangement is in effect, the employer would receive from the insurance proceeds the amount that he would have been entitled to receive upon surrender of the policy and the employee's beneficiary would receive the balance of the proceeds.

No transfer of policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our office. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

In addition, the IRS recently issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department has issued regulations that significantly affect the tax treatment of such arrangements. The IRS guidance and the regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current guidance on your split dollar policy.

Life Insurance Purchases by Residents of Puerto Rico

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Multiple Policies

All Modified Endowment Contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Business Uses of Policy

Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

Employer-owned Life Insurance Contracts

Pursuant to section 101(j) of the Code, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contact. It is the employer's responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

Non-Individual Owners and Business Beneficiaries of Policies

If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the
Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

Alternative Minimum Tax

There may also be an indirect tax upon the income in the policy or the proceeds of a policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Estate, Gift and Generation-Skipping Transfer Taxes

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the Insured dies, the death proceeds will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. The Policy would not be includable in the Insured's estate if the Insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance Policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Economic Growth and Tax Relief Reconciliation Act of 2001

The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") repealed the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repealed the generation skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2007, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

DISTRIBUTION

Distribution and Principal Underwriting Agreement

We have entered into a principal underwriting and distribution agreement with our affiliate, Transamerica Securities Sales Corporation ("TSSC"), for the distribution and sale of the policies. We reimburse TSSC for certain expenses it incurs in order to pay for the distribution of the policies (i.e., commissions payable to firms selling the policies, as described below.)

TSSC is affiliated with us. TSSC facilitates the distribution of the policies by entering into selling agreements with other broker-dealers which, in turn, may sell the policy through their sales representatives.

Compensation to Broker-Dealers Selling the Policies

The policies are offered to the public through broker-dealers ("selling firms") that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with TSSC as principal underwriter for the policies. We pay commissions through TSSC to the selling firms for their sales of the policies.
A limited number of affiliated broker-dealers, Transamerica Financial Advisors, Inc., Transamerica Capital, Inc. and Inter-Securities, Inc., and unaffiliated firms may also be paid commissions and overrides to "wholesale" the policies, that is, to provide sales support and training to sales representatives at selling firms.

The selling firms and the wholesaling firms are paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement. The same broker-dealer may receive commissions as both the selling firm and the wholesaling firm. We may treat the total commissions paid in those situations as commissions to a selling firm, but the total commissions will not exceed the maximum amounts described in the next paragraph.

The total maximum commissions we generally pay to the selling firm and the wholesaling firm are:

o 115% of premiums allocated to basic coverage that are received in the first year, up to a level set by us ("first year premiums");

o 5% of premiums allocated to basic coverage that are received in the first year in excess of that level ("first year excess premiums");

o 4% of premiums allocated to basic coverage that are received in the second through tenth year ("renewal year premiums"); and

o 0.25% of the policy accumulation value, net of outstanding policy loans, beginning in the sixth policy year ("trail commissions").

Generally, the maximum commission we pay the selling firm on first year premiums is 90% of such premiums. The maximum commission we pay the wholesaling firm on first year premiums is 35% of such premiums. If we pay the wholesaling firm a commission that is more than 25% of first year premiums, then the commission we pay the selling firm on such premiums will be lower than the maximum so that, in total, the commissions on first year premiums paid to the selling firm and to the wholesaling firm will not exceed 115% of first year premiums.

Generally, we pay a commission to the selling firm of 4% of first year excess premiums, and we pay a commission to the wholesaling firm of 1% of such premiums. Generally, we pay a commission to the selling firm of 3% of renewal year premiums, and we pay a commission to the wholesaling firm of 1% of such premiums. We also provide compensation to selling firms for providing ongoing service in relation to the policies that have already been purchased. These commissions are trail commissions. Trail commissions are paid solely to the selling firm.

In certain situations we may agree to pay different rates of commissions to the selling firm and/or to the wholesaling firm, including rates of commission that are higher than the maximums we generally pay.

Commissions, other than trail commissions, are determined separately for the base policy and each layer based on the premiums allocated to basic coverage on the base policy and each layer, as well as the duration of the base policy and each layer. Trail commissions are based on the total policy accumulation value, net of all policy loans.

No commissions are paid on premiums allocated to supplemental coverage segments. The policy accumulation value, net of policy loans, attributable to supplemental coverage segments is included in the value used to determine trail commission amounts.

To the extent permitted by NASD rules, TLIC and TSSC may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursements to some, but not all, selling firms. These arrangements are sometimes referred to as "revenue sharing" arrangements and are described further below.

The registered representative who sells you the policy typically receives a portion of the compensation we pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a policy. Also inquire about any revenue sharing arrangements that we may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation Paid to Affiliated Underwriting, Wholesaling and Selling Firms

Our parent company provides paid-in capital to TSSC and pays the cost of TSSC's operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Sales of the policies are supported by Transamerica Financial Advisors, Inc. ("TFA"), an affiliated selling broker-dealer. TLIC underwrites certain costs of TFA's various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and employee benefits, that are provided directly to TFA. These facilities and services are necessary for TFA's administration and operation, and TLIC is compensated by TFA for these expenses based on TFA's usage or other reasonable basis.

TSSC pays TFA's producers and their supervisors all of the commissions received from TLIC for the sale of the policies, and receives from TLIC an additional 10% expense allowance on all commissions paid on first year premium for sales of TLIC's insurance products.

Sales representatives and their supervisors at TFA may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us. Additional compensation or reimbursement arrangements may include payments in connection with the firm's conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments to assist the firm in connection with its systems, operating and marketing expenses. The amounts may be significant and may provide us with increased access to TFA's sales representatives.

In addition, TFA's managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our policies. For example, TFA's registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (TLIC's ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by TFA's representatives may be matched by TLIC.

TFA's sales representatives may also be eligible to participate in a stock option and award plan. Sales representatives who meet certain production goals will be issued options on the stock of AEGON N.V. TLIC also maintains a non-qualified deferred compensation plan for TFA's sales representatives who are TLIC insurance agents. The plan permits such agents to defer receipt of commissions on sales of TLIC variable insurance products.

Additional Compensation Paid to Selected Selling Firms

We may pay certain selling firms additional cash amounts for "preferred product" treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. During 2007, we had "preferred product" arrangements with TFA, UBS and Wachovia Securities.

These special compensation arrangements are not offered to all selling firms and the terms of such arrangements differ between selling firms. Special compensation arrangements are calculated in different ways by different selling firms. TLIC made flat fee payments of $50,000 each to UBS and to Wachovia Securities in 2007 in connection with the sale of the policies.

Commissions and other incentives or payments described above are not charged directly to policy owners or the separate account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the policies.
See Sales of Policy in the statement of additional information for more information concerning compensation paid for the sale of the policy.

LEGAL PROCEEDINGS

Transamerica Life Insurance Company like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time, it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TSSC's ability to perform under its principal underwriting agreement, or on TLIC.

TRANSAMERICA LIFE INSURANCE COMPANY

Transamerica Life Insurance Company is engaged in the sale of life and health insurance policies and annuity contracts. It is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. Transamerica Corporation is a wholly-owned indirect subsidiary of AEGON, N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V. is a holding company and conducts its business through subsidiary companies engaged primarily in the insurance business. Transamerica is licensed in all states, except New York, and is also licensed in the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.

Transamerica Life Insurance Company was purchased from NN Corporation, Milwaukee, Wisconsin on January 1, 1975 and was redomiciled in Iowa on June 30, 1976. The Company was initially named NN Investors Life Insurance Company, Inc. NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001.

On October 1, 2008, Transamerica Occidental Life Insurance Company merged into Transamerica Life Insurance Company. Transamerica Occidental Life Insurance Company and Transamerica Life Insurance Company were affiliates.

Effective on the date of the merger, Separate Account VUL-6 of Transamerica Occidental Life Insurance Company, which funds benefits for your policy, became a separate account of Transamerica Life Insurance Company.

On October 2, 2008, Life Investors Insurance Company of America merged into Transamerica Life Insurance Company. These companies were also affiliates

FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this prospectus parts of the registration statement and amendments. Statements contained in this prospectus are summaries of the policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's principal office in Washington, D.C., on payment of the SEC's prescribed fees.

Statement of Additional Information (SAI)

The statutory basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America, and the U.S. G.A.A.P.-basis financial statements of the separate account, as well as the Independent Registered Public Accounting Firm's reports thereon, are included in this Statement of Additional Information. Unaudited pro forma financial statements for the period ending December 31, 2007, are also included.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

TRANSAMERICA, THE FIXED ACCOUNT, AND THE SEPARATE ACCOUNT
         Transamerica Life Insurance Company
         The Fixed Account
         The Separate Account
SERVICES
         Independent Registered Public Accounting Firm
OPTIONAL BENEFIT RIDERS & ENDORSEMENTS Accelerated Death Benefit Option
         Endorsement Accident Indemnity Rider Extended No-Lapse Guarantee Rider Extra Surrender Penalty Free Withdrawal Endorsement Full Policy Surrender Penalty Waiver Endorsement Guaranteed Insurability Rider Insurance on Children Rider Option for Additional Insurance Endorsement Supplemental Adjustable Life Insurance Rider Surrender Penalty Deferral Endorsement Waiver provision Rider
OTHER POLICY PROVISIONS
         Delay of Payment
         Guaranteed Exchange Option
         Incontestability of the Policy
         Misstatement of Age or Sex in the Application
         Suicide
SETTLEMENT OPTIONS
         Benefit Payment Option
         General
REPORTS
SALES OF THE POLICY
         Principal Underwriter
         Sales Compensation
         Sales in Special Situations
ADDITIONAL POLICY INFORMATION
         Example of Administrative Charges
         Example of Monthly Deductions
         Allocation of Premiums
LIFE INSURANCE QUALIFICATION TEST AND THE DEATH BENEFIT
PERFORMANCE INFORMATION
         Calculation of Average Annual Total Returns
         Sub-Account Average Annual Total Returns Net of Portfolio Expenses Sub-Account Average Annual Total Returns Net of Portfolio Expenses
                and Mortality and Expense Risk Charges
         Money Market Portfolio Yields
         Yields for Money Market Portfolios
         Other Performance Information
ILLUSTRATIONS OF DEATH BENEFIT, ACCUMULATION VALUES AND NET CASH VALUES
         Assumptions Deductions for Charges Expenses of the Portfolios Net Annual Rates of Investments Illustrations using Current Policy Charges Illustration using Guaranteed Policy Charges
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS

APPENDIX A

DEFINITIONS

Accumulation Value of the policy is the sum of the accumulation value of the base policy and the accumulation value of each layer.

Administrative Office is our office at 4333 Edgewood Rd, NE, Cedar Rapids, IA 52499.

o Our mailing address for all written requests and other correspondence is:

                       Transamerica Life Insurance Company
                               Attention: VUL Unit
                              4333 Edgewood Road NE
                           Cedar Rapids, IA 52499-0001

o        Our address for express delivery is:

                       Transamerica Life Insurance Company
                               Attention: VUL Unit
                              4333 Edgewood Road NE
                           Cedar Rapids, IA 52499-0001

o    We have a separate address for premium and loan payments. That address is:

                       Transamerica Life Insurance Company
                                 P.O. Box 847546
                            Dallas, Texas 75284-7546

o For express delivery of premium and loan payments, please use:

                       Transamerica Life Insurance Company
                      c/o Bank of America Lock Box Services
                                 Lock Box 847546
                           1401 Elm Street, 5th Floor
                               Dallas, Texas 75202

o Our toll-free customer service telephone number is:

                                      (866)
                                    TIIG-VUL
                                       or
                                 (866) 844-4885

?     Our customer service Email is:
       TIIGVUL.CustomerService@transamerica.com

?      In-force Policy Web Site:
        www.mytransamerica.com

Age is the insured's age on his or her nearest birthday.

Age at Issue is the insured's age on the policy date for the base policy, on the layer date for a layer, on the rider date for the supplemental coverage rider, and on the rider layer date for a rider layer.

Associated Supplemental Coverage Segment is:

a) for the base policy, a supplemental coverage rider having a rider date the same as the policy date; and

b) for a layer, a supplemental coverage rider having a rider date the same as a layer date, or a supplemental coverage rider layer having a rider layer date the same as a layer date.

Base Policy is the policy excluding any layers, riders and rider layers.

Base Policy Total Amount is the sum of:

a) the face amount of the base policy; plus

b) the face amount of any associated supplemental coverage segment.

These face amounts are shown in the policy data pages.

Basic Coverage is insurance provided on the insured under the base policy or a layer, excluding any riders.

Beneficiary is the person you designate to receive the policy death benefit.

Cash Value of the base policy or a layer is its accumulation value, less any surrender penalty that would be assessed on:

a) the base policy and any associated supplemental coverage segment; or

b) a layer and any associated supplemental coverage segment.

The policy's cash value is the policy's accumulation value less the surrender penalties that would be assessed on a full surrender of the policy. The policy's cash value reflects the effect of surrender penalties on each coverage segment from the policy's accumulation value.

Coverage Segment is each separate portion of coverage on the policy. Each of the following is a coverage segment: (a) the base policy; (b) each layer; (c) supplemental coverage rider; and (d) each rider layer under a supplemental coverage rider.

Date of Issue is the date used to measure the period of time during which the Incontestability and the Suicide exclusion provisions are in effect.

Death Benefit is the amount payable to the beneficiary when the insured dies. Policy debt and any amounts due during the grace period to pay for insurance coverage will be deducted from the death benefit before payment is made.

Death Benefit Discount Factor is 0.99754. This factor is used in the calculation of the net amount at risk for purposes of determining the monthly deductions.

Death Benefit Factors are used to determine the death benefit under the life insurance qualification test, as described in the DEATH BENEFIT - Death Benefit Options section. The death benefit factors are shown in APPENDIX B.

Delivery Requirement is any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all delivery requirements are satisfied.

Designated Individual is the person upon whose life expectancy a settlement option may be based and upon whose life continued payments under a settlement option may depend.

Extended No-Lapse Period is the total number of months during which timely payment of the monthly extended no-lapse premium, adjusted for partial withdrawals, policy debt and premium refunds, may prevent the policy from going into default. The period begins on the policy date and ends immediately before the anniversary nearest the insured's 100th birthday.

Face Amount is used to determine the death benefit. The face amount of the policy is the sum of the face amounts for each coverage segment. These amounts are shown in the data pages for your policy.

Fixed Account is one of the investment options under the policy. The fixed account is a part of our general account. The net premiums you allocate to the fixed account and the portion of the accumulation value in the fixed account will earn interest at fixed interest rates declared by us from time to time. The total accumulation value in the fixed account is equal to the accumulation value in the fixed account for the base policy and the accumulation value in the fixed account for all layers.

Free Look Period is the initial period of time after you first receive the policy during which you have the right to examine and return the policy for a refund.

General Account represents all our assets other than those held in Separate Account VUL-6 and our various other separate accounts.

Gross Premium is 100% of any premium.

Internal Revenue Code (IRC or Code) is the Internal Revenue Code of 1986, as amended, and its rules and regulations.

Investment Option is the fixed account or any sub-account of the separate account.

Lapse is the termination of the policy at the end of the grace period.

Layer is coverage provided by an increase in the face amount after the policy has been issued.

Layer Date is the effective date of a layer. It is used to determine layer anniversaries and layer years.

Layer Total Amount for each layer is the sum of:

a) the face amount of basic coverage under a layer; plus


b) the face amount of any associated supplemental coverage.

We will issue new policy data pages showing this amount.

Layer Year is a twelve-month period beginning on the layer date, and each twelve-month period thereafter.

Loan Account is part of the fixed account. The loan account includes outstanding loans. The loan account of the policy is equal to the sum of the loan account for the base policy and the loan account for each layer. The loan account is not an investment option.

Maximum Loan Amount is the largest amount you may borrow under the policy. There is a maximum loan amount for the base policy and for each layer.

Monthly Deduction is the set of charges we deduct from the accumulation value of the policy on the policy date and on each succeeding monthly policy date. Monthly deductions cease on the policy anniversary nearest age 100.

Monthly Extended No-Lapse Premium is the minimum amount of premium that you must pay for the policy each month during the extended no-lapse period to keep the Extended No-Lapse Guarantee Rider in effect. The initial amount of the monthly extended no-lapse premium is shown in the policy data pages. The monthly extended no-lapse premium will be adjusted for partial withdrawals, policy debt and premium refunds. You may pay all or any part of this premium in advance, subject to the Premium Limitations provision.

Monthly No-Lapse Premium is the minimum amount of premium that you must pay for the policy each month during the 10-year no-lapse period to prevent the policy from going into default if the monthly deductions exceed the net cash value on any monthly policy date during the no-lapse period. The initial amount of the no-lapse premium is shown in the policy data pages. This amount will be adjusted for partial withdrawals, policy debt and premium refunds. You may pay all or any part of this premium in advance, subject to the Premium Limitations provision.

Monthly Policy Date is the date monthly deductions are taken. The first monthly policy date is the policy date. The monthly policy date is based on the policy date.

Net Amount at Risk is the difference between:

a) the death benefit multiplied by the monthly death benefit discount factor;
and

b) the accumulation value.

For purposes of determining the monthly deduction, the net amount at risk is determined separately for the base policy total amount and the layer total amount, based on the portion of the death benefit attributable to each.

Net Asset Value is the per share value of a portfolio as calculated by the portfolio and reported to us.
Net Cash Value of the policy is the cash value of the policy, less any policy debt. The net cash value of the base policy or a layer is its cash value less any policy debt allocated to the base policy or layer.

Net Premium is any gross premium minus an administrative charge.

No-Lapse Period is the total number of months during which timely payment of the monthly no-lapse premium will prevent the policy from going into default. The monthly no-lapse premium is adjusted to reflect partial withdrawals, policy debt and premium refunds. The period is the first ten policy years (first 120 policy months). The period is shown in the policy data pages and begins on the policy date.

Owner is the person or persons entitled to the rights under the policy while the insured is alive.

Partial Withdrawal is a withdrawal from the policy, including any surrender penalties assessed. A partial withdrawal is equal to the sum of a partial surrender in excess of the surrender penalty free withdrawal amount, plus the amount of surrender penalties associated with such partial surrender, plus the portion, if any, of the partial surrender which is a surrender penalty free withdrawal amount.

Payee is the person who has the right to receive payments under a settlement option. If you surrender the policy, you are the payee under any settlement option you elect. After the insured's death, the beneficiary is the payee under any settlement option you elect.

Policy Anniversary is an annual anniversary of the policy date.

Policy Date is the effective date of the policy. It is used to determine policy anniversaries and policy years.

Policy Debt is the sum of all outstanding policy loans plus accrued loan interest.

Policy Loan is indebtedness to us for a loan secured by the policy.

Portfolio is a mutual fund investment or other investment pool held in a sub-account.

Pro-rata is a proportionate allocation among the investment options. For the base policy, a pro-rata allocation is equal to the portion of the accumulation value in the base policy in an investment option, divided by the total accumulation value of the base policy, excluding the portion of the accumulation value equal to the outstanding loan. For a layer, a pro-rata allocation is equal to the portion of the accumulation value in the layer in an investment option divided by the total accumulation value for the layer, excluding the portion of the accumulation value equal to the outstanding loan. Except as otherwise provided in the policy, any fees, charges, reductions or deductions from the accumulation value will be allocated on a pro-rata basis, unless you choose the investment options to which you want to allocate these amounts according to the procedures we establish.

Reallocation Date is the date that net premiums initially allocated to the money market sub-account, plus any earnings on those net premiums, are transferred to one or more other sub-accounts of the separate account according to the premium allocation election then in effect. The Reallocation Date is the 25th calendar day following the date we approve the policy for issue. The date we approve the policy for issue is the first of the 25 calendar days.

Reinstate means to restore coverage after the policy has lapsed, subject to certain requirements. Rider is an attachment to the policy that provides an additional benefit.

Rider Date is the effective date of the supplemental coverage rider added to the policy. The rider date is the same as the policy date if the rider is added when the base policy is issued. The rider date is the same as a layer date if the rider is added when a layer is added to the policy. The rider date is used to determine rider anniversaries and rider years.

Rider Layer Date is the effective date of a rider layer under the supplemental coverage rider. The rider layer date is the same date as the layer date of a layer added to the policy at the same time as the rider layer. The rider layer date is the date used to determine rider anniversaries and rider years.

Rider Layer is coverage provided by an increase in face amount of the rider. Separate Account is Transamerica Life Insurance Company Separate Account VUL-6, one of our separate investment accounts. It consists of the sub-accounts under the policy.

Sub-Account is an investment option under the policy. It is a subdivision of the separate account which holds shares of a specific portfolio. The portion of the accumulation value in any sub-account may increase or decrease depending on the investment performance of the underlying portfolio.

Supplemental Coverage is the total amount of insurance provided under a supplemental adjustable life insurance rider (supplemental coverage rider) and rider layer.

Supplemental Coverage Rider is the Supplemental Adjustable Life Insurance Rider.

Target Amounts are amounts established by us that we use:

1. To allocate the following among coverage segments:

o        premiums;

o        partial surrenders and surrender penalty free withdrawals; and

2. To determine the applicable administrative charges to deduct from gross premiums.

Target amounts vary. Each coverage segment has its own target amount based on the face amount of the coverage segment; the insured's gender; the age at issue and underwriting classification. We may also use additional criteria to determine target amounts. The target amounts are shown in the policy data pages. The target amount for a coverage segment will change due to an increase or decrease in the face amount for that coverage segment or changes in underwriting classification for that coverage segment. Changes are reflected prospectively from the date of change.

Telephone Access Privilege is an option to transfer amounts between or among investment options, change your premium allocation, change your monthly deductions allocation or request a loan by telephone, within limits. The telephone access privilege will apply, unless you advise us in writing that you do not want this option. Unless you elect not to have the option available, you or your registered representative may exercise this option. We reserve the right to discontinue this option at any time.

Unit is a measure of interest in a sub-account.

Unit Value is the value of a unit on a given valuation date.

Valuation Date is any day that the stock market (New York Stock Exchange) is open for business. A valuation date ends when the stock market closes for the day, generally at 4 p.m. Eastern Time.

Valuation Period is the period between the close of business on one valuation date and the close of business on the next valuation date.

We, our, us, Company and Transamerica refer to Transamerica Life Insurance Company.

Written Request is a signed request in a form satisfactory to us that is received at our Administrative Office.

You and your means the owner of the policy.

APPENDIX B

DEATH BENEFIT FACTORS

Following are the death benefit factors for policies on which the guideline premium test applies.

          Insured's   Death                      Insured's   Death                      Insured's    Death
          Attained    Benefit                    Attained    Benefit                     Attained    Benefit
             Age       Factor                       Age       Factor                       Age        Factor

         40 or less     2.50                        60         1.30                         80         1.05
             41         2.43                        61         1.28                         81         1.05
             42         2.36                        62         1.26                         82         1.05
             43         2.29                        63         1.24                         83         1.05
             44         2.22                        64         1.22                         84         1.05

             45         2.15                        65         1.20                         85         1.05
             46         2.09                        66         1.19                         86         1.05
             47         2.03                        67         1.18                         87         1.05
             48         1.97                        68         1.17                         88         1.05
             49         1.91                        69         1.16                         89         1.05

             50         1.85                        70         1.15                         90         1.05
             51         1.78                        71         1.13                         91         1.04
             52         1.71                        72         1.11                         92         1.03
             53         1.64                        73         1.09                         93         1.02
             54         1.57                        74         1.07                         94         1.01

             55         1.50                        75         1.05                         95         1.00
             56         1.46                        76         1.05
             57         1.42                        77         1.05
             58         1.38                        78         1.05
             59         1.34                        79         1.05

The death benefit factor for ages after 95 is 1.00.




DEATH BENEFIT FACTORS

Following are the death benefit factors for policies on which the cash value accumulation test applies.

           Attained                                            Attained
              Age         Male        Female                      Age         Male        Female

               0          12.16        14.66                      51           2.46         2.87
               1          11.86        14.30                      52           2.39         2.78
               2          11.52        13.89                      53           2.32         2.70
               3          11.18        13.49                      54           2.26         2.63
               4          10.85        13.09                      55           2.20         2.55
               5          10.52        12.69                      56           2.14         2.48
               6          10.19        12.30                      57           2.08         2.41
               7           9.87        11.91                      58           2.03         2.34
               8           9.55        11.54                      59           1.97         2.27
               9           9.23        11.17                      60           1.92         2.21
              10           8.93        10.81                      61           1.88         2.15
              11           8.63        10.46                      62           1.83         2.09
              12           8.35        10.12                      63           1.79         2.03
              13           8.08         9.79                      64           1.75         1.98
              14           7.83         9.47                      65           1.71         1.93
              15           7.59         9.17                      66           1.67         1.87
              16           7.36         8.87                      67           1.63         1.83
              17           7.14         8.59                      68           1.60         1.78
              18           6.93         8.31                      69           1.56         1.73
              19           6.74         8.05                      70           1.53         1.69
              20           6.54         7.79                      71           1.50         1.65
              21           6.36         7.55                      72           1.47         1.61
              22           6.17         7.30                      73           1.45         1.57
              23           5.99         7.07                      74           1.42         1.54
              24           5.81         6.84                      75           1.40         1.50
              25           5.63         6.62                      76           1.38         1.47
              26           5.45         6.41                      77           1.36         1.44
              27           5.28         6.20                      78           1.34         1.41
              28           5.11         5.99                      79           1.32         1.39
              29           4.94         5.80                      80           1.30         1.36
              30           4.78         5.61                      81           1.25         1.31
              31           4.63         5.42                      82           1.24         1.29
              32           4.48         5.25                      83           1.22         1.27
              33           4.33         5.07                      84           1.21         1.25
              34           4.19         4.91                      85           1.19         1.23
              35           4.05         4.75                      86           1.18         1.21
              36           3.92         4.59                      87           1.17         1.19
              37           3.80         4.44                      88           1.16         1.18
              38           3.67         4.30                      89           1.15         1.16
              39           3.56         4.16                      90           1.14         1.15
              40           3.44         4.03                      91           1.13         1.14
              41           3.34         3.90                      92           1.12         1.13
              42           3.23         3.78                      93           1.11         1.11
              43           3.13         3.66                      94           1.10         1.10
              44           3.03         3.55                      95           1.09         1.09
              45           2.94         3.44                      96           1.07         1.07
              46           2.85         3.34                      97           1.06         1.06
              47           2.77         3.24                      98           1.05         1.05
              48           2.69         3.14                      99           1.04         1.04
              49           2.61         3.05                      100          1.04         1.04
              50           2.53         2.95

The death benefit factor for ages after age 100 is 1.04.

APPENDIX C

SURRENDER PENALTY

The surrender penalty that will apply on a full surrender of the policy is the total of the surrender penalty calculated for the base policy, the surrender penalty calculated for each layer, if any, and the surrender penalty for each supplemental coverage segment, if any.

To calculate the surrender penalty of the base policy, multiply the surrender penalty factor for the current policy year times the face amount of the base policy divided by $1,000. This is the surrender penalty for the base policy. There is no surrender penalty for the base policy basic coverage after the first 12 policy years.

To calculate the surrender penalty that will apply on a full surrender of each layer, multiply the surrender penalty factor for the current layer year times the face amount of that layer divided by $1,000. This is the surrender penalty for that coverage segment on the layer. There is no surrender penalty for a layer after 12 layer years.

Surrender penalties also apply to coverage, if any, provided under a supplemental adjustable life insurance rider. To calculate the surrender penalty that will apply on a full surrender of the supplemental coverage under the rider, multiply the surrender penalty factor for the current rider year times of the face amount of the supplemental coverage under the rider divided by $1,000. This is the surrender penalty for the rider coverage. There is no surrender penalty for the rider coverage after the first 16 rider years.

To calculate the surrender penalty that will apply on a full surrender of the supplemental coverage under a rider layer, multiply the surrender penalty factor for the current rider layer year times the thousands of face amount of the supplemental coverage under the rider layer divided by $1,000. This is the surrender penalty for the rider layer coverage. There is no surrender penalty for the rider layer coverage after the first 16 rider layer years.

The total of the surrender penalties for the base policy and any layers, plus the surrender penalties for the supplemental coverage, if any, under the supplemental coverage rider and any rider layers, are deducted from the policy's accumulation value, less any policy debt, to determine the net cash value payable upon a full surrender of the policy.

The surrender penalty factors that apply to your policy can be found in your policy data pages. The surrender penalty factors on the base policy and on each layer, as well as on the supplemental coverage rider and on each rider layer, vary by the insured's age at issue, gender, smoker or non-smoker status, and risk class, as well as how long the base policy, layer, supplemental coverage rider or supplemental coverage rider layer, as applicable, has been in force. Age at issue is determined separately for the base policy, each layer, the supplemental coverage rider, and each supplemental coverage rider layer. The smoker or non-smoker status and risk class also may vary among the base policy, each layer, the supplemental coverage rider, and each supplemental coverage rider layer. The surrender penalty factors for the base policy generally decrease each policy year on the policy anniversary. The surrender penalty factors for a layer generally decrease each layer year on the layer's anniversary. The surrender penalty factors for the supplemental coverage rider generally decrease each rider year on the rider's anniversary. The surrender penalty factors for a rider layer generally decrease each rider layer year on the rider layer's anniversary. The surrender penalty factors for any coverage segment are zero after the end of the surrender penalty period for the coverage segment.

A surrender penalty applies to full surrenders, partial surrenders in excess of the surrender penalty free withdrawal amount, and face amount decreases that occur during a surrender penalty period for the base policy, any layer, the supplemental coverage rider or any supplemental coverage rider layer. If the request for a surrender or partial surrender is effective on the last day of a policy year, layer year, rider year, or rider layer year, as applicable, the surrender or partial surrender will be determined using the surrender penalty factor that is effective on the following policy anniversary, layer anniversary, rider anniversary, or rider layer anniversary (the day following the effective date of the surrender or partial surrender).

Example of Surrender Penalty on a "Sample" Policy

The following example shows how the surrender penalty is calculated for a full surrender of a policy. The example assumes that the policy has a base policy face amount of $400,000 and includes a supplemental coverage rider with a rider face amount of $100,000. The total face amount of the policy is, therefore, $500,000. This example assumes that no layers have been added to the policy and, therefore, it also assumes that no rider layers have been added to the rider.

The surrender penalty factors listed below are those that apply on this policy assuming the insured is a male, age 45 on the policy and rider dates, and who qualifies for our preferred, non-smoker underwriting class. This is only an example; see your own policy data page for the surrender penalty factors that apply to your policy

                   Surrender Penalty Factor for Each $1,000 of
                             Base Policy Face Amount

                Policy Year             Surrender Penalty Factor
                ----------              ------------------------
                  Year 1                         $28.80
                  Year 2                         $28.30
                  Year 3                         $27.70
                  Year 4                         $27.10
                  Year 5                         $26.50
                  Year 6                         $25.90
                  Year 7                         $25.30
                  Year 8                         $24.70
                  Year 9                         $19.70
                  Year 10                        $14.80
                  Year 11                         $9.80
                  Year 12                         $4.90
                  Year 13+                        $0.00


                   Surrender Penalty Factor for Each $1,000 of
                     Supplemental Coverage Ride Face Amount

                Policy Year                  Surrender Penalty Factor
                -----------                  ------------------------
                  Year 1                              $28.70
                  Year 2                              $28.10
                  Year 3                              $27.60
                  Year 4                              $27.00
                  Year 5                              $26.40
                  Year 6                              $25.80
                  Year 7                              $25.20
                  Year 8                              $24.60
                  Year 9                              $24.00
                  Year 10                             $23.30
                  Year 11                             $22.70
                  Year 12                             $22.10
                  Year 13                             $17.60
                  Year 14                             $13.20
                  Year 15                              $8.80
                  Year 16                              $4.40
                  Year 17+                             $0.00


To determine the amount of the surrender penalty for a full surrender of the policy, you follow these steps:

1. For the base policy,

a. Determine the face amount of the base policy;

b. Divide (a) by $1,000;

c. Determine the policy year during which the surrender occurs;

     d. Determine the surrender penalty factor for each $1,000 of face amount from the table of surrender penalty factors for the policy year in (c);

     e. Multiply the result of (b) times (d).


2. For the supplemental coverage rider:

a. Determine the face amount of the rider;

     b. Divide (a) by $1,000;

     c. Determine the rider year during which the surrender occurs;

d. Determine the surrender penalty factor for each $1,000 of face amount from the table of surrender penalty factors for the policy year in (c); and

e. Multiply the result of (b) times (d).


Let us assume the policy is surrendered during the 7th policy and rider year.

Following the steps, above, we determine the surrender penalty as follows:

1. The surrender penalty for the base policy:

     a. The face amount of the base policy is $400,000;

b.       Divide (a) by $1,000; the result is 400 ($400,000 divided by $1,000);

c. The policy year is Year 7;

d. The surrender penalty factor for Year 7 is $25.30 for each $1,000 of base policy face amount;

e.       The result of (b) times (d) is $10,120 (400 times $25.30).


2. The surrender penalty for the rider:

a. The face amount of the rider is $100,000;

b.       Divide (a) by $1,000; the result is 100 ($100,000 divided by $1,000);

c. The rider year is Year 7;

d. The surrender penalty factor for Year 7 is $25.20 for each $1,000 of rider face amount;

e.       The result of (b) times (d) is $2,520 (100 times $25.20).



The full surrender penalty for the policy is $12,640. This is the sum of the surrender penalty for the base policy ($10,120) plus the surrender penalty for the rider ($2,520).

The surrender penalty is deducted from the accumulation value, less any policy debt, to provide the net cash value available on a full surrender.

The method of calculating a surrender penalty for a partial surrender is shown in the Partial Surrenders section of the prospectus. The method of calculating a surrender penalty for a face amount decrease is shown in the Option to Change the Face Amount section of the prospectus.

Maximum Surrender Penalty Example

The maximum surrender penalty factor for the base policy applies to a policy issued insuring a male, age 59, qualifying for our preferred non-smoker rating class. The maximum surrender penalty factor applies for surrenders, partial surrenders and decreases in face amounts that occur during the first policy year. Listed below are the surrender penalty factors that apply to a policy issued, without riders, to such a person.

                   Surrender Penalty Factor for Each $1,000 of
                             Base Policy Face Amount

                Policy Year               Surrender Penalty Factor
                ----------                ------------------------
                  Year 1                           $45.50
                  Year 2                           $44.00
                  Year 3                           $42.60
                  Year 4                           $41.20
                  Year 5                           $39.70
                  Year 6                           $38.30
                  Year 7                           $36.90
                  Year 8                           $35.50
                  Year 9                           $28.40
                  Year 10                          $21.30
                  Year 11                          $14.20
                  Year 12                           $7.10
                  Year 13+                          $0.00


If this hypothetical policy had a face amount of $500,000 of basic coverage, and if it were surrendered during the first policy year, the maximum surrender penalty factor applicable to the TransAccumulator VUL policy would apply and would be $22,750.

ADDITIONAL INFORMATION

Statement of Additional Information

You may get more information about this policy (including more information about compensation paid for the sale of the policy) at no charge by requesting a statement of additional information (SAI). The SAI is dated October 1, 2008 and was filed with the Securities and Exchange Commission (SEC). It is incorporated by reference as part of the prospectus. To learn more about the policy, you should read the SAI. The table of contents of the SAI is included near the end of the prospectus.

Personalized Illustrations of Policy Benefits

You may obtain a personalized illustration from your registered representative. The illustration shows how the policy would perform based on certain assumptions. Illustrations are intended to assist you in understanding how the policy works, not to predict actual performance. The illustration and supplemental reports provide the charges, fees, and expenses that would apply for the policy based on the assumptions used in the illustration. You may obtain an illustration from your registered representative at the time you apply for the policy.

You may also ask for a personalized illustration after your policy has been issued from your registered representative. Such illustrations may assist you in determining any adjustments you may wish to make in order to meet your insurance objectives under the policy. There is no charge for the first illustration in each policy year. We may charge up to $25 for each additional illustration in each policy year. We are currently waiving this charge.

Contact Us

To order a free copy of the SAI, please contact your registered representative, or our office at:

         Transamerica Life Insurance Company
         Attn: VUL Unit
         4333 Edgewood Rd. NE
         Cedar Rapids, Iowa 52499

         Telephone: 1-866-844-4885
         E-Mail: TIIGVUL.CustomerService@transamerica.com
         In Force Policy Website: www.mytransamerica.com

Contact the SEC

More information about the policy (including the SAI) may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please call the SEC at 202-551-8090. You may also obtain copies of reports and other information about the policy on the SEC's Website at http://www.sec.gov. You may order copies of this information by sending a request with a fee for duplication to the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549-0102. You will need to reference our SEC file number, listed below.

Contact FINRA

TSSC serves as the principal underwriter for the policies. More information about TSSC is available from FINRA at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.


Investment Company Act of 1940 [811-10557]

                       STATEMENT OF ADDITIONAL INFORMATION


                                 October 1, 2008


                             TRANSACCUMULATOR(R) VUL

                                 Issued Through

           Transamerica Life Insurance Company Separate Account VUL-6
                      (formerly, Separate Account VUL-6 of
                 Transamerica Occidental Life Insurance Company)

                                       and

                       Transamerica Life Insurance Company
           (formerly, Transamerica Occidental Life Insurance Company)

                              4333 Edgewood Rd, NE
                             Cedar Rapids, IA 52499


This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the TransAccumulator(R) VUL flexible premium variable universal life ("VUL") insurance policy ("policy") offered by Transamerica Life Insurance Company. Terms used in this SAI have the same meanings as in the prospectus for the policy.

You may obtain a copy of the prospectus dated October 1, 2008 by:

o    calling (866) 844-4885;

o writing to our administrative office at Transamerica Life Insurance Company, Attention: VUL Unit, 4333 Edgewood Rd. NE, Cedar Rapids, IA 52499; or

o    sending us an e-mail request to TIIGVUL.customerservice@transamerica.com.


     This SAI is not a prospectus and should be read only in conjunction with the prospectus for the TransAccumulator(R) VUL policy.



TABLE OF CONTENTS

TRANSAMERICA, THE FIXED ACCOUNT, AND THE SEPARATE ACCOUNT.........................................................3
         Transamerica Life Insurance Company......................................................................3
         The Fixed Account........................................................................................3
         The Separate Account.....................................................................................4
SERVICES 4
         Independent Registered Public Accounting Firm............................................................4
OPTIONAL BENEFITS - RIDERS & ENDORSEMENTS.........................................................................4
         Accelerated Death Benefit Option Endorsement.............................................................4
         Accident Indemnity Rider.................................................................................7
         Extended No-Lapse Guarantee Rider........................................................................7
         Extra Surrender Penalty Free Withdrawal Endorsement......................................................9
         Full Policy Surrender Penalty Waiver Endorsement.........................................................9
         Guaranteed Insurability Rider............................................................................9
         Insurance on Children Rider.............................................................................10
         Option for Additional Insurance Endorsement.............................................................10
         Supplemental Adjustable Life Insurance Rider............................................................11
         Surrender Penalty Deferral Endorsement..................................................................13
         Waiver Provision Rider..................................................................................14
OTHER POLICY PROVISIONS..........................................................................................15
         Delay of Payments.......................................................................................15
         Guaranteed Exchange Option .............................................................................15
         Incontestability of the Policy..........................................................................17
         Misstatement of Age or Sex in the Application...........................................................18
         Suicide.................................................................................................18
SETTLEMENT OPTIONS...............................................................................................19
         Benefit Payment Options.................................................................................19
         General.................................................................................................19
REPORTS  20
SALES OF POLICY..................................................................................................20
         Principal Underwriter...................................................................................20
         Sales Compensation......................................................................................20
         Sales in Special Situations.............................................................................21
ADDITIONAL POLICY INFORMATION....................................................................................21
         Example of Administrative Charges.......................................................................21
         Example of Monthly Deductions...........................................................................21
         Allocation of Premiums..................................................................................24
LIFE INSURANCE QUALIFICATION TESTS AND THE DEATH BENEFIT.........................................................26
PERFORMANCE INFORMATION..........................................................................................27
         Calculation of Average Annual Total Returns.............................................................27
         Sub-Account Average Annual Total Returns................................................................28
         Money Market Portfolio Yields...........................................................................33
         Yields for Money Market Portfolios......................................................................33
         Other Performance Information...........................................................................33
ILLUSTRATIONS OF DEATH BENEFIT, ACCUMULATION VALUES AND NET CASH VALUES..........................................35
         Assumptions.............................................................................................35
         Deductions for Charges..................................................................................35
         Expenses of the Portfolios..............................................................................36
         Net Annual Rates of Investment..........................................................................36
         Illustration using Current Policy Charges...............................................................37
         Illustration using Guaranteed Policy Charges............................................................38
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................................................................39
FINANCIAL STATEMENTS.............................................................................................39


TRANSAMERICA, THE FIXED ACCOUNT, AND THE SEPARATE ACCOUNT

Transamerica Life Insurance Company

Transamerica Life Insurance Company, or Transamerica, is an Iowa stock life insurance company and was purchased from NN Corporation, Milwaukee, Wisconsin on January 1, 1975. Transamerica redomiciled in Iowa on June 30, 1976, and was initially named NN Investors Life Insurance Company, Inc. NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001. Transamerica is principally engaged in the sale of life insurance and annuity policies.

Transamerica Corporation, a subsidiary of AEGON N.V., indirectly owns Transamerica Life Insurance Company. Transamerica Corporation owns, directly and indirectly, various financial services companies, and AEGON, N.V. is one of the world's largest financial services and insurance groups.

The Fixed Account

The fixed account is a part of our general account. The general account consists of all assets that we own except those in the separate account and other separate accounts we may have.

The prospectus and this SAI are generally intended to serve as a disclosure document only for the policy and the separate account. For complete details regarding the fixed account, see the policy itself.

For the base policy and each layer, the accumulation value in the fixed account (including the loan account) on a specified date after the date the initial net premium was allocated to the policy, is equal to:

o the accumulation value on the last monthly policy date, plus accrued interest from the last monthly policy date to the specified date; plus

o all net premiums paid into it less any refunds since the last monthly policy date, plus accrued interest from the date each net premium was allocated to it; plus

o any amounts transferred from the separate account, plus accrued interest on those amounts since the date of the transfer; minus

o the monthly deduction charged against it on the specified date if that date is a monthly policy date, or, if applicable, on the valuation date immediately following the monthly policy date; minus

o any partial surrenders and surrender penalty free withdrawals charged against it, including surrender penalties, since the last monthly policy date, plus accrued interest on that amount from each partial surrender date and/or surrender penalty free withdrawal date to the specified date; minus

o any amounts transferred from the fixed account to the separate account, plus accrued interest on those amounts since the date of the transfer; and minus

o any transfer fees or other charges allocated to the fixed account, plus accrued interest on those amounts since the date they were deducted.

The guaranteed minimum interest rate for the fixed account, not including the loan account, for all policy years is 3.0%. We may declare interest rates that are higher than the guaranteed minimum interest rate at any time before the policy anniversary nearest the insured's 100th birthday. We will never declare an interest rate that is lower than the guaranteed minimum interest rate. We may change the declared interest rate at any time without notice. Beginning on the policy anniversary nearest the insured's age 100, the accumulation value in the fixed account will accrue interest at the guaranteed minimum interest rate.

For regular policy loans, we will credit interest with respect to the outstanding loan balance in the loan account at an annual effective interest rate of no less than 6.75%. For preferred policy loans, we will credit interest with respect to the outstanding loan balance in the loan account at an annual effective interest rate of return of no less than 7.75%.

The Separate Account

Transamerica Life Insurance Company Separate Account VUL-6, formerly known as Separate Account VUL-6 of Transamerica Occidental Life Insurance Company, was established as a separate account under the laws of the State of Iowa, pursuant to resolutions adopted by the Board of Directors of Transamerica Occidental Life Insurance Company on June 11, 1996. On October 1, 2008, in connection with the merger of Transamerica Occidental Life Insurance Company with and into Transamerica Life Insurance Company, Separate Account VUL-6 of Transamerica Occidental Life Insurance Company changed its name to Transamerica Life Insurance Company Separate Account VUL-6.

The separate account is registered with the Securities Exchange Commission, or SEC, under the Investment Company Act of 1940, or 1940 Act, as a unit investment trust. It meets the definition of an investment company under the federal securities laws. However, the SEC does not supervise the management of the investment practices or policies of the separate account.

The separate account has sub-accounts available for investment, each of which invests solely in a specific corresponding mutual fund portfolio. Since all of the portfolios are available to certain other registered separate accounts offering variable annuity and variable life insurance products of Transamerica and of other insurance companies, there is a possibility of a material conflict. If such a conflict arises between the interests of Separate Account VUL-6 and one or more other separate accounts investing in the portfolios, the affected insurance companies will take steps to resolve the matter. These steps may include stopping their separate accounts from investing in the portfolios. See the portfolios' prospectuses for greater detail on this subject.


SERVICES

Independent Registered Public Accounting Firm

Ernst & Young LLP serves as the independent registered public accounting firm of Transamerica Life Insurance Company and the separate account. Ernst & Young LLP is an independent registered public accounting firm with offices throughout the United States and overseas.


OPTIONAL BENEFITS - RIDERS & ENDORSEMENTS

Other benefits are available under the policy by riders or endorsements attached to the policy. Any costs of these riders become part of the monthly deductions, unless we specify otherwise. Benefits provided by the riders and endorsements are payable only if the policy and the rider or endorsement are in force at the time the benefit is exercised. All riders and endorsements may not be available in all jurisdictions, and the names of the riders and endorsements may vary by jurisdiction

Accelerated Death Benefit Option Endorsement

This endorsement provides for the payment of an accelerated death benefit if we receive satisfactory evidence that the insured has a terminal illness that is expected to result in the insured's death within 12 months. Other conditions apply which determine whether an accelerated death benefit is payable.

There is no charge for the endorsement unless an accelerated death benefit is paid. There is a charge of $250, deducted from each accelerated death benefit payment, each time the benefit is paid. Adding the endorsement does not increase your monthly deductions.

This endorsement will be added to your policy at issue as long as the endorsement is approved in the state in which you apply for the policy and the face amount of your policy is at least $50,000. Exercising the option and receiving an accelerated death benefit will permanently affect the remaining death benefit under the policy, resulting in a reduction of the policy's accumulation value.

Note. Any amount payable under this option is intended to qualify for federal income tax exclusion to the maximum extent possible. To that end, the provisions of the endorsement and the policy are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend the endorsement and the policy to reflect any clarifications that may be needed or are appropriate to maintain such qualification, or to conform the endorsement and the policy to any applicable changes in the tax qualification requirements. You will be sent a copy of such notice. Benefits paid under this rider may be taxable. Benefits under some business related policies may be taxable. As with all tax matters, you should consult with a tax adviser to assess the impact of this benefit on you and the policy.

Amount of Benefit. While the policy is in force and upon your request, we will pay an accelerated death benefit to you, subject to the conditions and limitations in the endorsement. You may request an accelerated death benefit in any amount, subject to a minimum amount of $10,000 and a maximum amount equal to the lesser of:

o    $250,000; or

o 75% of the combined policy death benefit for all policies insuring the insured that were issued by us as of the first accelerated death benefit payment.

The maximum amount applies cumulatively to all policies issued by us.

If the first accelerated death benefit payment is less than the maximum, then no more than the remaining balance of the maximum can be paid out on a later date as an accelerated death benefit.

If there is an outstanding loan, the accelerated death benefit payment may be reduced to repay a proportionate portion of the policy debt.

At the time we pay the accelerated death benefit, if the policy is in the grace period, we will deduct any monthly deductions due in accordance with the grace period provisions.

Exercising the Option. We must receive your written request at our Home Office or at our Administrative Office within 30 days after the certification of diagnosis of terminal illness, or as soon thereafter as reasonably possible. The request should include the insured's name and the policy number and must be signed and dated by you, the owner. If the policy has an irrevocable beneficiary, that person(s) must also sign the request. If the policy is assigned, we must receive a completed and signed release of assignment. If the policy was issued in a community property state, we may require your spouse to sign the request.

We must also receive written proof of the terminal illness before we make a payment under this option. This proof must consist of a physician's certificate acceptable to us, and indicate that the insured has a medical condition resulting from bodily injury or disease, or both, and:

o which has been diagnosed by the physician after the issue date of the policy;

o for which the diagnosis is supported by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us;

o    which is not curable by any means available to the medical profession; and

o which the physician certifies is expected to result in the insured's death within 12 months of diagnosis.

We may request additional medical information from the physician submitting the certification or any physician we consider qualified. The physician providing the certification must be:

o an individual other than you, the insured or a member of either your or the insured's immediate family, and

o    who is a doctor of medicine or osteopathy,

o licensed in the jurisdiction in which the advice is given or the diagnosis is made, and

o    who is acting within the scope of his or her license.

Limitations. The following limitations apply to this option:

o The availability of this option is subject to the terms of the policy, including the Incontestability and Suicide provisions.

o No benefit will be paid if the terminal illness is the result of intentionally self-inflicted injury(ies) at any time.

o    You may not exercise this option:

     a) if required by law to use the Accelerated Death Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

     b) if required by a government agency to use the Accelerated Death Benefit in order to apply for, or obtain or otherwise keep a government benefit or entitlement.

o This option is not available if the maximum Accelerated Death Benefit has been paid.

o The face amount of the policy must be at least $50,000 at the time of the first written request.

Effect of Benefit Payment on Policy. After an Accelerated Death Benefit is paid, the policy and any riders and benefits will remain in effect, subject to the following adjustments.

The basic death benefit after payment of an Accelerated Death Benefit will equal the amount of the basic policy death benefit before the payment of the Accelerated Death Benefit, minus the result of multiplying A by B, where:

A    is the Accelerated Death Benefit; and

B    is 1 (one) plus an interest rate that is the greater of:

1)   the current yield of 90 day treasury bills; or

2)   the policy loan effective interest rate.

The adjustment to the policy will be proportional to the amount of the Accelerated Death Benefit. The basic death benefit and, if applicable, the policy's face amount, accumulation value, cash value, policy loan, and monthly no-lapse premium will be adjusted as of the effective date of this option.

The adjustments to the basic death benefit will be made in the following order:

o    policy layers, if any, beginning with the most recently added layer; and

o    remaining portions of the basic death benefit.

New policy charges and premiums will be based on the rates in effect for the resulting face amount.

Physical Examination. While a claim is pending, we reserve the right to obtain additional medical opinions and to have the insured examined at our expense by a physician of our choice.

Payment of Claims. We will pay the accelerated death benefit in a lump sum to you. If the insured dies before payment is made, we will pay the entire death benefit of the policy to the beneficiary.

Legal Actions. No legal action may be brought to recover the payment requested under this option within 60 days after written proof of the insured's terminal illness has been given to us. No such action may be brought after 3 years from the time we receive written proof of the insured's terminal illness.

Accident Indemnity Rider

This rider provides an accidental death benefit if it is in effect on the date the insured dies as a result of accidental bodily injury. The rider is available for insureds who meet our underwriting requirements and are between the ages of 5 and 65 on the rider date. The rider is only added to your policy if you apply for it and we approve your request. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result.

The accidental death benefit under the rider is in addition to any death benefit under the policy. The amount of the rider is shown in the policy data pages. The death benefit under the rider will be twice the amount shown in the policy data pages if the insured dies as a result of bodily injury sustained while the insured was a fare-paying passenger on a common carrier. There are various limitations on causes of death which qualify for death by accidental injury.

You may cancel the rider on any monthly policy date by sending us a written request for cancellation.

This rider will automatically terminate:

o if any premium for the rider remains unpaid after the end of the grace period;

o    if the policy is surrendered;

o    when the policy terminates; or

o    at the policy anniversary nearest the insured's age 70.

Extended No-Lapse Guarantee Rider

This rider provides an extended no-lapse guarantee for the policy. During the extended no-lapse guarantee period and while the rider is in force, the policy will not enter the grace period even if the monthly deductions are greater than the net cash value on a monthly policy date, provided the cumulative premium requirement is satisfied as of that monthly policy date. You elect to add this rider at the time of policy issue if you request it on your application; you select the level death benefit option (Option 1); and you qualify for an underwriting classification without extra ratings. There is a monthly deduction for this rider, and your monthly deductions will increase to reflect the cost of the rider. In addition, to keep the rider in force, you must meet a cumulative premium requirement each monthly policy date. The monthly extended no-lapse premium amount varies by policy and is shown in the policy data pages.

Cumulative Extended Premium No-Lapse Requirement. To keep the rider in force, you must meet the following cumulative premium requirement. On the policy date and each succeeding monthly policy date, the cumulative premiums paid must equal or exceed the sum of the monthly extended no-lapse guarantee premiums to that date.

Cumulative premiums are:

o    the sum of premiums paid; less

o    any policy debt as of the monthly policy date; less

o any partial withdrawals taken or premiums refunded on or before the monthly policy date.

If the policy contains a waiver provision rider and a disability claim is approved during the extended no-lapse period while the rider is in force, the monthly extended no-lapse premium will be waived for the same length of time that the policy is on waiver. Any waiver of a monthly extended no-lapse premium is subject to the terms of this rider. The extended no-lapse period will not be extended.

During the extended no-lapse period, the monthly extended no-lapse premium will change if any of the following changes occur on your policy:

o        we agree to an increase in the face amount;

o        we agree to a decrease in the face amount;

o        there is a decrease in the face amount due to a partial withdrawal;

o        we agree to add, terminate or change a rider; or

o        there is a change in the insured's underwriting classification.

We will adjust the monthly extended no-lapse premium prospectively starting with the date of change. The extended no-lapse guarantee period will not be extended.

If the extended no-lapse guarantee causes the policy not to be in default, the following will apply:

o Provided you continue to satisfy the cumulative premium requirement, the death benefit under the policy will be maintained under the rider until the monthly policy date when the net cash value exceeds the monthly deductions then due or until the end of the extended no-lapse period, whichever is earlier. If the death benefit is being maintained under the rider on the policy anniversary nearest age 100, it will continue to be maintained.

o All other riders except the Supplemental Adjustable Life Insurance Rider and any Waiver Provision Rider will terminate.

o We will continue to take monthly deductions from your accumulation value even if the death benefit is being maintained under the rider. As a result, your accumulation value and your net cash value could fall below zero.

o The policy may still go into default if the policy debt ever exceeds the accumulation value.

Monthly Rider Charge. There is a monthly charge of $0.06 for each $1,000 of face amount of the policy to which this rider applies. Face amount of the policy includes the face amount of the base policy, each layer, any supplemental coverage rider, and each rider layer under a supplemental coverage rider. This charge is taken monthly on the monthly policy date. If that date is not a valuation date, the charge will be taken on the next valuation date. The charge is a monthly rider deduction described in the Monthly Deductions section of the prospectus.

Automatic Termination. The rider will terminate on the first of the following:

o    the policy terminates for any reason;

o failure to meet the cumulative premium requirements on a monthly policy date;

o    you change the death benefit option from Option 1 to any other option; and

o    the extended no-lapse guarantee period ends.

Reinstatement. If the rider terminates solely because the cumulative premium test was not met, you may reinstate the rider within 30 days of the termination date.

To reinstate the rider, you must, within 30 days of the termination date:

o    request reinstatement in writing; and

o    pay us the premium required to reinstate the rider.

The premium required to reinstate the rider is equal to A plus B, where:

A is the amount required to satisfy the cumulative premium requirement as of the termination date; and

B    is an amount equal to two times the monthly extended no-lapse premium.

Reinstatement of the rider will be subject to all of the other provisions of this section.

Cancellation. You may cancel the rider by written request. Cancellation will be effective on the monthly policy date following the date we receive your written request to cancel the rider.

Extra Surrender Penalty Free Withdrawal Endorsement

This endorsement allows you to take an extra surrender penalty free withdrawal after the first policy year, in addition to the standard penalty free withdrawal amount. The endorsement will be added to your policy at issue if it has been approved in the state in which you apply for the policy. There is no additional charge for this endorsement. You may request an extra surrender penalty free withdrawal if you send us satisfactory written proof that the insured requires medical care for one of the following conditions:

o        heart attack;

o        stroke;

o        cancer (malignant tumor);

o        renal failure; or

o        major organ transplant.

This proof must consist of a doctor's certification acceptable to us.

Subject to a minimum $100 withdrawal amount, the maximum amount available for an extra withdrawal is:

o 10% of the policy's current accumulation value as of the date we approve the request; less

o    the sum of all extra withdrawals since the last policy anniversary.

There may be important tax consequences from taking making taking an extra surrender penalty free withdrawal under this endorsement. Consult a tax adviser regarding this endorsement.

Full Policy Surrender Penalty Waiver Endorsement

This endorsement provides that surrender penalties will be waived in the event the policy is fully surrendered during the first five policy years. You may request this endorsement on your application for the policy. The endorsement is only available with our consent and only at the time the policy is issued. Generally, we may consent to adding this endorsement to your policy only if your application stipulates that you plan to make premium payments of at least $100,000 per year for each of the first five policy years, among other criteria.

Guaranteed Insurability Rider

This rider allows you to apply for additional insurance on the insured without providing evidence of insurability. The rider is available to insureds between the ages of 0 and 33 who meet our underwriting requirements on the rider date. The rider is only added to your policy if you apply for it and we approve your request. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result. You may apply for the additional insurance on the available option dates and such insurance may be on any plan of level premium, level face amount whole life, endowment or flexible premium life insurance we are offering on the option date. The additional insurance may be issued as a new layer on your TransAccumulator VUL policy.

You may cancel this rider by sending us a written request for cancellation. The rider will terminate as of the monthly policy date following our receipt of your cancellation request.

This rider will automatically terminate:

o        if any premium remains unpaid after the end of the grace period; or

o        when the policy is surrendered; or

o        if the policy terminates; or

o on the policy anniversary nearest the insured's age 40, or when the maximum number of options have been exercised, whichever is sooner.

Insurance on Children Rider

This rider provides for a benefit to be paid if a covered child dies before his or her 25th birthday and before the policy anniversary nearest the insured's age
65. It is available on insureds who meet our underwriting requirements and are between the ages of 16 and 55 on the rider date. The rider is only added to your policy if you apply for it and we approve your request. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result.

Under this rider, you purchase term insurance for any child we approve for coverage under the rider. The term insurance is convertible to permanent plans of insurance we make available for this purpose. Conversion privileges exist when the child reaches age 25 or the policy anniversary nearest the insured's 65th birthday, provided the rider is in force on those dates.

You may cancel this rider on any monthly policy date by sending us a written request for cancellation. This rider will automatically terminate:

o    if any premium remains unpaid after the grace period;

o    when the policy is surrendered;

o    if the policy terminates;

o    on the policy anniversary nearest the insured's age 65;

o on the insured's death, subject to the provisions for paid-up term life insurance;

o    on the child's 25th birthday; or

o    when all or part of such insurance is converted.

Option for Additional Insurance Endorsement

This endorsement will be added to your policy if the insured is 65 years old or less on the policy date and meets our underwriting requirements for this endorsement. There are no charges for the endorsement and adding the endorsement will not increase the monthly deductions or the monthly no-lapse premiums on your policy.

If this endorsement is in effect on your policy, you may request us to issue additional insurance on the first, second or third policy anniversary, subject to the terms of the endorsement. The maximum amount of insurance available under the endorsement will be the lesser of:

o        the original face amount; or

o        $100,000.

If the insured is 50 years old or less on the policy date, no evidence of insurability will be required if you exercise the option for additional insurance. If the insured is between the ages of 51 and 65 on the policy date, we will require certain evidence of insurability before we will approve the request to exercise the option for additional insurance.

The additional coverage will be issued as a new TransAccumulator VUL policy or, if you request, as a new layer of coverage on your current policy. The new policy or layer, as applicable, will be dated and effective on the chosen option date.

Supplemental Adjustable Life Insurance Rider

While the rider is in force and subject to the terms of the rider and the policy, we will pay the rider death benefit after we receive due proof that the insured's death occurred while the rider was in force. The rider death benefit will be payable to the same person, and in the same manner, as the death benefit.

For purposes of the rider, the following definitions will apply:

o Age at Issue is the insured's age on the rider date for the rider or on the rider layer date for a rider layer.

o Monthly Deduction for the rider is an amount we withdraw from the accumulation value of the base policy and the accumulation value of each layer as described in the Rider Monthly Deductions provision in the prospectus.

o Reinstate means to restore coverage after the policy and the rider have lapsed.

Death Benefit. The face amount of the rider is shown in the policy data pages. The rider death benefit consists of the difference between:

o the death benefit generated by including the rider face amount and the face amount of any rider layers in the "face amount" in the calculations shown in the Death Benefit Option provisions; and

o    the death benefit that would be generated by excluding such amounts.

Increasing the Face Amount. If you increase the total face amount of the policy, a new layer will be added to the policy. Subject to our rules, you may allocate a portion of the increase to a new rider layer.

The new rider layer will have its own surrender penalty period for 16 years, beginning on the rider layer date. The monthly deduction for the new layer will take into account:

o        the total face amount of the policy;

o        the insured's gender;

o        the insured's class of risk as of the rider or rider layer date;

o        the insured's age on the rider layer date; and

o        how long the rider or rider layer has been in force.

We will issue new policy data pages showing the face amount of the new rider layer. After the increase, the monthly expense charge per thousand for the rider and any rider layers will be based on the new total face amount of the policy, including the rider and any rider layers.

Effect of Face Amount Increase. If the face amount of the rider or the rider layer is increased during the no-lapse period for the policy, the monthly no-lapse premiums on the policy will be recalculated for the remainder of the no-lapse period. The no-lapse period for the policy will not be extended. The increase in the face amount of the policy may cause a change in the monthly expense charge per thousand.

Decreasing the Face Amount. The rider or rider layer face amounts may be decrease according to the Decreasing the Face Amount provisions for the policy.

Any decrease of the face amount of the rider or a rider layer may cause a change in the maximum monthly expense charge per thousand and the maximum monthly expense charge per thousand to be charged for the rider or rider layer.

A surrender penalty will apply on the amount of the face amount reduction allocated to the rider during the first 16 rider years or to a rider layer during the first 16 rider layer years. Surrender penalties will be determined as described in the Decreasing the Face Amount provisions for the policy. There are Tables of Surrender Penalty Factors for the rider in the policy data pages. We will use these factors to determine the surrender penalty we will apply. There is no surrender penalty after 16 rider or rider layer years.

The face amount decrease will be applied such that the ratio of basic and supplemental coverage segments on any remaining layer total amount or base policy total amount after the decrease will be the same as before the decrease.

We will issue new policy data pages showing the new rider face amount and any new rider layer face amounts. After the decrease:

o The monthly expense charge per thousand for the rider or for a rider layer will be based on the new total face amount of the policy; and

o Any future surrender penalties for the rider or any rider layer will be based on the new face amount of the rider or rider layer.

Effect of Face Amount Decrease. If the face amount of the rider or a rider layer is decreased during the no-lapse period for the policy, the monthly no-lapse premiums on the policy will be recalculated for the remainder of the no-lapse period. The no-lapse period will not be extended. The decrease in the face amount of the policy may cause a change in the monthly expense charge per thousand to be charged.

Surrenders and Surrender Penalties. A partial surrender or surrender penalty free withdrawal may result in a reduction in the face amount of the rider or of a rider layer, as provided in the Partial Surrender provisions.

If a partial withdrawal results in a reduction in the base policy total amount or any layer total amount, the reduction will be applied so that, for any remaining base policy total amount or any remaining layer total amount, the ratio of basic coverage to supplemental coverage will be the same as before the reduction.

During the first 16 rider or rider layer years, we will assess a proportionate surrender penalty on any surrender amount that is attributable to the rider or to a rider layer. Surrender penalties will be determined as described in the Partial Surrender section. There are Tables of Surrender Penalty Factors for the rider and rider layers in the policy data pages. We will use the factors in the table to determine the surrender penalty we will apply. There is no surrender penalty after 16 rider layer years.

A full surrender of the policy under the NONFORFEITURE OPTION - FULL SURRENDER will result in a surrender penalty being assessed on any surrender amount that is attributable to the rider during the first 16 rider years, or to a rider layer during the first 16 rider layer years.

To calculate the surrender penalty for the rider, find the surrender factor for the current rider year. Multiply this factor by the number of thousands of rider face amount. This is the surrender penalty for the rider. There is no surrender penalty for the rider after the first 16 rider years.

To calculate the surrender penalty for a rider layer, find the surrender factor for the current rider layer year. Multiply this factor by the number of thousands of rider layer face amount. This is the surrender penalty for the rider layer. There is no surrender penalty for a rider layer after 16 rider layer years.

Effects of Guaranteed Exchange Option. In addition to the conditions in the Guaranteed Exchange Option section, the following conditions will also apply.

If the policy includes any supplemental coverage under the rider and the new policy allows for a supplemental coverage rider, the minimum initial premium for the new policy will be determined with reference to the required annual premiums for the basic coverage and for the supplemental coverage under the new policy.

If the policy includes any supplemental coverage under the rider and the new policy also allows for a supplemental coverage rider, the surrender penalty period offset under the new policy will be determined with reference to the surrender penalty periods for the basic coverage and for the supplemental coverage under the policy.

Amount We Pay is Limited in the Event of Suicide. If the insured dies by suicide, while sane or insane, within two years from the issue date of the rider, we will be liable only for the amount of premiums paid for the rider.

If you request an increase in the face amount of the rider, this suicide provision will start anew, beginning on the rider layer date, but any extension of the original exclusion period will be applicable only to the face amount of that rider layer.

Misstatement of Age or Sex in the Application. If there is a misstatement of the insured's age or gender in the application, we will adjust the excess of:

o the portion of the policy's death benefit that is attributable to the rider over

o the portion of the policy's accumulation value that is attributable to the rider to that which would be purchased by the most recent monthly deduction at the correct age or sex.

Termination of Insurance. The rider will terminate when the policy terminates. If the rider is issued with a rider date that is the same as a layer date, the rider will terminate when the layer total amount is reduced to zero.

Reinstatement. The rider is subject to the REINSTATEMENT provision. When reinstated, the face amount of the rider or any rider layer will be the same as at the time of lapse.

No Cash Value or Dividends. This rider has no cash value and does not participate in our profits or surplus.

Surrender Penalty Deferral Endorsement

This endorsement allows you, on a one-time basis, to defer the surrender penalty due the first time you request a decrease in the face amount on or after the fifth policy anniversary. If approved in the state in which you apply for the policy, this endorsement will be added to your policy at issue if:

o You indicate you plan to pay at least $50,000 per year for the first 5 policy years, and

o    You request the endorsement on the application.

There is no charge for this endorsement. It can be added to your policy only when it is issued. You may pay the premium in advance, subject to the Premium Limitations provisions of the policy.

If you subsequently request another decrease in face amount or a full or partial surrender during the surrender penalty period for any coverage segment on which the surrender penalties were deferred, we will assess the surrender penalty due under the original face amount (not the reduced amount) plus the surrender penalty due from this subsequent transaction.

We will not defer the surrender penalty for a full or partial surrender. We will not defer the surrender penalty for a decrease in face amount effective prior to the end of the fifth policy year. You will be assessed the appropriate surrender penalty in those circumstances.

Waiver Provision Rider

This rider provides that we will waive each monthly deduction due immediately on or after the insured's 10th birthday if the insured becomes totally disabled. While monthly deductions are being waived, premium payments are not required. The rider is available to insureds who meet our underwriting requirements and are age 55 years old or less on the rider date. The rider is only added to your policy if you apply for it and we approve your request. There is an additional charge for this rider and the monthly no-lapse premiums and monthly deductions for the policy will be increased as a result. For purposes of this benefit, a disability is considered to be total when the insured becomes so disabled by injury or disease that he or she is unable to perform substantially all of the material duties of any gainful work for which the insured is, or becomes, fitted by reason of education, training or experience. If the insured is a student, then "any gainful work" includes going to school. A total disability includes the insured's loss of sight in both eyes, or the use of both feet or both hands, or of one hand and one foot. The beginning of total disability will be the beginning of the disability which totally disables the insured for not less than six months. We will not pay any benefit under the rider if the insured's total disability results directly or indirectly from:

o        intentionally self-inflicted injury;

o        participation in an insurrection; or

o        war, declared or undeclared, or any act of war.

Benefits will end if the insured is no longer totally disabled, or if the insured does not give us due proof, or refuses to submit a requested medical examination.

You may cancel the rider on any monthly policy date by sending us a written request for cancellation.

This rider will automatically terminate:

o        if the policy is surrendered;

o        if the policy lapses; or

o at the policy anniversary nearest the insured becoming age 60 subject to any claims under the rider.

OTHER POLICY PROVISIONS

The following policy provisions may vary by state.

Delay of Payments

We may postpone any transaction involving the separate account during any period when:

o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends or holidays;

o    the  Securities  and  Exchange   Commission  has  allowed  or  ordered  the
     suspension described above; or

o the Securities and Exchange Commission has determined that an emergency exists such that disposal of mutual fund securities or valuation of assets is not reasonably practical.

Transactions involving the separate account include the following, to the extent the amounts of the transactions come from the portion of the accumulation value in the separate account:

o        transfers between or among sub-accounts;

o        transfers to or from the separate account;

o        policy loans;

o        exchange of the policy under the Guaranteed Exchange Option;

o        partial or full surrenders; and

o        death benefits payments.

We may delay paying you any portion of a partial or full surrender that comes from the accumulation value in the fixed account for up to six months after we receive your written request for the surrender.

We may delay making a loan to you to the extent that the loan is deducted from the portion of the accumulation value in the fixed account for up to six months after we receive your written request for the loan. We will not delay any loan allocated solely to the fixed account made to pay premiums due on the policy.

We may delay any payment until all premium checks have cleared.

Guaranteed Exchange Option

Under the Guaranteed Exchange Option, you may exchange your current policy for a fixed policy offered by us without providing us evidence of insurability. The exchange must be to an adjustable life insurance policy on a form designated by us for such purpose. Under this option, you terminate your coverage under the current policy in exchange for equal coverage under a fixed policy not offering sub-accounts. You may exercise this option at any time before the 20th policy anniversary or the policy anniversary nearest age 95, whichever comes first, if all of the following conditions are met:

o    the insured is living;

o    the current policy does not have any outstanding loans;

o    monthly  deductions are not being waived under the Waiver  Provision Rider;
     and

o the death benefit under the policy is not being maintained under a no-lapse option.

We will transfer the accumulation value on the date the current policy is exchanged for the new policy. If the current policy includes one or more layers, and the new policy allows for layers, the accumulation value in each layer and in the base policy will be transferred accordingly to the layers and the base policy of the new policy.

Effective Date. The effective date of the new policy will be the date the current policy is exchanged. The policy date of the new policy will be the same as the policy date of the current TransAccumulator VUL policy. If the new policy allows for layers, the layer date for each layer of the new policy will be the same as the layer date for the equivalent layer of the current policy. We may limit the effective date to the policy anniversary following the date we receive all requirements in good order. Before the date of the exchange, you will continue to have all rights under the current policy, including the right to allocate net premiums to the sub-accounts and to transfer amounts among investment options. If you wish to transfer accumulation values to the fixed account of your policy until the date of the exchange, you must provide us with transfer instructions to that effect.

Application. We must receive all of the following in order to process the exchange:

o A policy change application indicating your request to exercise this option and your request to surrender the current policy.

o The release of any lien against or assignment of the current policy.

o        The current policy.

o        Payment of any amount due for the exchange, if applicable.

We will consider the application for the current policy together with the policy change application to be the application for the new policy.

New Policy. The new policy will be based on the sex, age and class of risk of the insured as of the policy date of the current policy. If the current policy includes one or more layers, and the new policy allows for layers, the sex, age and class of risk of the insured under a layer will apply to the equivalent layer on the new policy. The premiums for the new policy will be based on our published rates in effect on the date you request the exchange. If the Accelerated Death Benefit Option Endorsement is part of the current policy, it will automatically become a part of the new policy. Any other riders that form a part of the current policy, and any new riders requested, will become a part of the new policy only if we agree to provide them on the date of the exchange. We will not pay a death benefit under both the current policy and the new policy.

Assignment. If there is an assignment on the current policy and you want to carry over that assignment to the new policy, you must execute a new assignment.

Exchange Adjustments. The minimum initial premium for the new policy will be equal to:

o the cumulative total of any required premiums applicable for the number of years that the current policy was in force; minus

o        the total accumulation value transferred to the new policy.

If the current policy includes one or more layers and the new policy allows for layers, then the minimum initial premium for the new policy will be equal to:

o the cumulative total of any required premiums applicable to the new policy for the number of years that the current policy was in force minus the total accumulation value transferred to the new policy from the current policy's base policy; plus

o the cumulative total of any required premiums applicable to each layer on the new policy for the number of years that the applicable layer on the current policy was in force minus the total accumulation value transferred to each layer on the new policy from the applicable layer on the current policy.

If the current policy includes supplemental coverage under a supplemental coverage rider and the new policy allows for supplemental coverage under a supplemental coverage rider, then the minimum initial premium will be determined with reference to any required premiums for the basic coverage and for the supplemental coverage under the new policy.

Surrender Penalty Period. The period for which the coverage segment under the current policy was in effect before the date of the exchange will be used to reduce the surrender penalty period under the applicable coverage segment of the new policy.

Suicide and Incontestability. The period for which the current policy and any layers was in effect before the date of the exchange will be used to reduce the time period for any suicide and incontestability provision under the new policy and any layers of the new policy.

Ownership. The owner of the new policy will be the same as the owner of the current policy. You may change the owner of the new policy if you indicate this on the application for the new policy and complete a transfer of ownership form. We may also require that the owner of the new policy provide us with evidence of insurable interest in the life of the insured. A change in ownership may have tax consequences.

Beneficiary. The beneficiary of the new policy will be the same as the beneficiary of the current policy. You may change the beneficiary of the new policy if you indicate this in the policy change form and complete a change of beneficiary form. We may also require that the new beneficiary provide us with evidence of insurable interest in the life of the insured.

Termination. This Guaranteed Exchange Option terminates on the earliest:

o    the 20th policy anniversary;

o    the policy anniversary nearest the insured's age 95;

o    the date the current policy is surrendered or terminated; or

o the date the current policy lapses under the Grace Period provision in the prospectus.

Misstatement of Age or Sex. If a misstatement of the insured's age or gender is found before this option is exercised and the current policy's death benefit is changed as a result, the face amount of the new policy will be based on the adjusted face amount of the current policy.

If a misstatement of the insured's age or gender is found after this option is exercised, the death benefit amount under the new policy will be subject to the Misstatement of Age or Sex provision of the new policy.

Policy Changes. If the face amount of the current policy is changed for any reason, we will proportionately change the benefit amount of the option.

Incontestability of the Policy

Except for fraud or nonpayment of premiums, the policy will be incontestable after it has been in force during the insured's lifetime for two years from the date of issue. This provision does not apply to any rider providing benefits specifically for disability or accidental death. If the policy was issued to you as a result of a contractual conversion from another policy we issued to you, the period for which the new policy was in force before the date of conversion will be used to offset the time period for incontestability under the new policy.

When a layer is added to the policy, this incontestability provision will start anew with respect to that layer, based on statements made in the application for that layer, beginning on the layer date.

If a supplemental coverage rider is in effect, the rider will be incontestable after it has been in force during the insured's lifetime for two years from the rider issue date.

If you request an increase in the face amount of the supplemental coverage rider, the incontestability provision will start over, beginning on the rider layer date. An extension of the original incontestability period will apply only to the face amount of that rider layer.

If the base policy is rescinded for any contestable reason (e.g., material misrepresentation), we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the base policy. The base policy will be rescinded as of the policy date. If a layer is rescinded for any contestable reason, we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the layer. The layer will be rescinded as of the layer date.

If the policy lapses and is reinstated during the first two years it is in force, the reinstated policy may be rescinded only for a contestable reason that is in the application or reinstatement application. If a policy lapses and is reinstated after the first two years it is in force, the reinstated policy may be rescinded only for a contestable reason that is in the reinstatement application. When a policy is reinstated, this incontestability provision will start anew with respect to statements in the reinstatement application for that layer, beginning on the date the layer is reinstated.

If a supplemental coverage rider lapses and is reinstated during the first two years it is in force, the reinstated rider may be rescinded only for a contestable reason that is in the application or reinstatement application. If a rider lapses and is reinstated after the first two years it is in force, the reinstated rider may be rescinded only for a contestable reason that is in the reinstatement application. When a rider is reinstated, this incontestability provision will start anew with respect to statements in the reinstatement application for that rider, beginning on the date the rider is reinstated.

Misstatement of Age or Sex in the Application

If there is a misstatement of the insured's age or gender in the application, we will adjust the excess of the death benefit over the accumulation value to that which would be purchased by the most recent monthly deduction at the correct age or gender.

Suicide

If the insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of premiums paid, less any partial surrender penalty free withdrawals, loans and loan interest due.

If the policy is issued to you as a result of a contractual conversion from another policy we issued to you, the period the old policy was in force before the date of conversion will be used to offset the time period for the suicide exclusion under the new policy.

When a layer is added to the policy, the suicide provision will start anew with respect to that layer, beginning on the layer date. If the insured dies by suicide, while sane or insane, within two years from the layer date, we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, that have been allocated to that layer.

If a supplemental insurance rider is in effect on the date the insured dies by suicide and within two years from the rider issue date, we will be liable only for the amount of premiums paid for the rider. If you request an increase in the face amount of the rider, the suicide provision will start over, beginning on the rider layer date. An extension of the original exclusion period will apply only to the face amount of that rider layer.

SETTLEMENT OPTIONS

Benefit Payment Options

When the insured dies while the policy is in force, we will pay the death benefit in a lump sum unless you or the beneficiary choose a settlement option. You may choose a settlement option while the insured is living. You may also choose one of these options as a method of receiving any surrender proceeds that are available under the policy. The beneficiary may choose a benefit option after the insured has died. The beneficiary's right to choose will be subject to any benefit payment option restrictions in effect at the insured's death.

Settlement options are obligations of and are paid from our general account and are not based on the investment experience of the separate account.

When we receive a satisfactory written request, we will pay the benefit according to one of these options:

OPTION A: Installments for a Guaranteed Period. We will pay equal installments for a guaranteed period of from one to thirty years. Each installment will consist of part benefit and part interest. We will pay the installments monthly, quarterly, semi-annually or annually, as requested.

OPTION B: Installments for Life with a Guaranteed Period. We will pay equal monthly installments as long as the designated individual is living, but we will not make payments for less than the guaranteed period the payee chooses. The guaranteed period may be either 10 years or 20 years. We will pay the installments monthly.

OPTION C: Benefit Deposited with Interest. We will hold the benefit on deposit. It will earn interest at the annual interest rate we are paying as of the date of the insured's death or the date you surrender the policy. We will not pay less than 2 1/2% annual interest. We will pay the earned interest monthly, quarterly, semi-annually or annually, as requested. The payee may withdraw part or all of the benefit and earned interest at any time.

OPTION D: Installments of a Selected Amount. We will pay installments of a selected amount until we have paid the entire benefit and accumulated interest.

OPTION E: Annuity. We will use the benefit as a single payment to buy an annuity. The annuity may be payable based on the life of one or two designated individuals. It may be payable for life with or without a guaranteed period, as requested. The annuity payment will not be less than payments available under our then current annuity contracts.

General

The payee may arrange any other method of benefit payment as long as we agree to it. There must be at least $10,000 available for any option and the amount of each installment must be at least $100. If the benefit amount is not enough to meet these requirements, we will pay the benefit in a lump sum.

Installments that depend on the designated individual's age are based on that individual's age on his or her birthday that is nearest the date of the insured's death or the date you surrender the policy. If the death benefit is payable, the settlement option will start on the date of the insured's death. If you surrender the policy, the settlement option will start on the date we receive your written surrender request.

We will pay the first installment under any option on the date the option starts. Any unpaid balance we hold under Options A, B or D will earn interest at the rate we are paying at the time of settlement. We will not pay less than 3% annual interest.

If the payee does not live to receive all guaranteed payments under Options A, B or D or any amount deposited under Option C, plus any accumulated interest, we will pay the remaining benefit as scheduled to the payee's estate. If the payee does not live to receive all guaranteed payments under Option E, we will pay the remaining benefit as scheduled to the payee's estate. The payee may name and change a successor payee for any amount we would otherwise pay the payee's estate.

REPORTS

We maintain the records for the separate account.

We will send you a statement at least once a year, without charge, showing the face amount, accumulation value, net cash value, loans, partial surrenders, surrender penalty free withdrawals, premiums paid and charges as of the statement date. The statement will also include summary information about the portions of your accumulation value in the fixed account, the sub-accounts and the loan account. We may include additional information.

Scheduled periodic transactions, such as monthly premiums under the pre-authorized withdrawal program and monthly deductions, will be confirmed quarterly in lieu of an immediate transaction confirmation.

Upon written request at any time, we will send you an illustration of your policy's benefits and values. There will be no charge for the first illustration in each policy year. We reserve the right to charge a fee up to $25 for any illustration after the first in any policy year.


SALES OF POLICY

We currently offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering.

Principal Underwriter

Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy pursuant to a distribution agreement with us. TSSC is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of FINRA, Inc. TSSC is not a member of the Securities Investor Protection Corporation. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. TSSC enters into selling agreements with other broker-dealers for sales of the policies through their sales representatives who are appointed by us to sell variable universal life insurance policies.

TSSC's principal business office is located at 1150 South Olive Street, Los Angeles, California 90015-2211. TSSC is an affiliate of TOLIC and, like TOLIC, is an indirect, wholly owned subsidiary of AEGON USA.

Sales Compensation

The policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with TSSC. Sales representatives are appointed as our insurance agents.

During years 2007, 2006, and 2005, the amounts paid to TSSC in connection with all policies sold through the separate account were $1,866,311.33, $2,924,135.94, and $3,264,382.05, respectively. TSSC passes through commissions it receives to selling firms for their sales and does not retain any portion of it.

We may pay certain selling firms additional cash amounts for: (1) "preferred product" treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives;
(2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o        the administrative charge;

o        the monthly deductions;

o        the surrender penalty; and

o investment earnings on amounts allocated under policies to the fixed account.

Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.

Pending regulatory approvals, TSSC intends to distribute the policy in all states, except New York, as well as in the District of Columbia and in certain possessions and territories.

Sales in Special Situations

We may sell the policies in special situations that are expected to involve reduced expenses for us. These instances may include sales to sales agents, known as registered representatives, and their families. To qualify, sale agents must be appointed with us to sell our variable universal life insurance products in the state in which they reside and/or regularly conduct business as a registered representative. Families are the registered representative's spouse and children under age 21.

In these situations, we may offer policies to these individuals in which both:

a) the surrender penalties are waived for full and partial surrenders, as well as for reductions in face amount; and

b) no compensation is paid by us to the registered representative's broker-dealer.

These reductions in fees or charges may be taxable.


ADDITIONAL POLICY INFORMATION

Example of Administrative Charges

We will allocate premiums among the coverage segments of the base policy and any layers in the same proportion as the target amounts for each. We deduct administrative charges from gross premiums based on the coverage segment to which premiums are allocated before crediting net premiums to the accumulation value of the base policy or the layer.

For example, if the target amount for the base policy is $3,000, and you pay a premium allocated to the base policy of $4,000 during the first policy year, we assess an administrative charge of 7.60% against the first $3,000 of premium, and an administrative charge of 3.60% on the next $1,000 of premium. Beginning on the next policy anniversary, the premium you pay will be subject to the 7.60% charge on the amount of premium received by us during that policy year, until the total premium for the base policy in that policy year equals the target amount for the base policy. If that same premium was allocated to a supplemental coverage rider, and that rider also had a target amount of $3,000, we would currently deduct a charge of 3.60% on the full amount of the premium. The guaranteed maximum charges, however, would be 8.6% of the amount of premium to the target amount of $3,000 and 3.60% on the remaining $1,000. Again, beginning on the rider anniversary through the 10th rider year, the premium paid during that rider year would be subject to the maximum charge of 8.60% of premium up to the target amount for that year.

Example of a Monthly Deduction

Let us assume that a policy was issued with a female insured, age 45 at issue, qualifying for our preferred nonsmoker risk class. Let's further assume that the policy issued consists of a base policy with a face amount of $200,000 and a supplemental coverage layer with a face amount of $50,000. The death benefit option selected was the level option (Option 1). The policy issued uses the guideline premium test for the life insurance qualification test. No other riders were added to the policy; no layers were added after the first policy year; and there have been no decreases in face amount and no partial withdrawals taken. On the monthly policy date, the accumulation value is $15,000 and is allocated fully to the sub-accounts of the policy, and the policy is in its third policy year.

The current monthly deduction rate for the base policy during the third policy year is $0.050833 per $1,000 of the net amount at risk attributable to the base policy. The current monthly deduction rate for the supplemental coverage is $0.050833 per $1,000 of the net amount at risk attributable to the rider.

The current monthly expense charge per thousand for the base policy is $0.1725 per $1,000 of base policy face amount. The current monthly expense charge per thousand for the supplemental coverage rider is $0.00 per $1,000 of supplemental coverage face amount.

The net amount at risk on the base policy total amount is:

o    the death benefit times the monthly death benefit discount factor; minus

o        the accumulation value.

The death benefit in this case is $250,000. The death benefit for the level death benefit option is the face amount of the policy so long as the accumulation value times the death benefit factor is less than the face amount of the policy.

The net amount at risk on the base policy total amount is, therefore:

o        ($250,000 times 0.99754), minus

o        $15,000.

This equals $234,385.

The net amount at risk on the base policy is:

o        $234,385 times

o the base policy face amount ($200,000) divided by the base policy total amount ($250,000).

This is equal to $187,508.

The net amount at risk on the supplemental coverage rider is:

o        $234,385 times

o the supplemental coverage rider face amount ($50,000) divided by the base policy total amount ($250,000).

This is equal to $46,877.

The monthly deduction, then, is equal to:

1. The current monthly deduction rate for the base policy of $0.050833 times .001 times $187,508, or $9.53; plus

2. The monthly deduction for the rider:

     a. The current monthly deduction rate for the rider of $0.050833 times .001 times $46,877, or $2.38; plus

     b. The monthly expense charge per thousand for the rider, which is $0.00 based on the charges we currently assess; plus

3.   The monthly  policy fee of $6.00 based on the charges we currently  assess;
     plus

4. The monthly expense charge per thousand for the base policy of $0.1725 per $1,000 of base policy face amount, which is equal to:

o        $0.1725 times .001 times $200,000, or $34.50; plus

5. The monthly mortality and expense risk charge, which is equal to:

o        0.0065 divided by twelve times $15,000, or $8.13.

The total monthly deduction using charges and fees that we are currently assessing is $60.54. The total is equal to the sum of the different current charges shown:

o        $9.53, plus
o        $2.38, plus
o        $6.00, plus
o        $34.50, plus
o        $8.13.

If we assessed the maximum guaranteed charges and fees, the following fees and charges would be higher than the current charges:

o        The monthly deduction rate for the base policy would be $0.338333;

o The monthly deduction rate for the supplemental coverage rider would be $0.338333;

o The monthly expense charge per thousand for the supplemental coverage rider would be $0.17425; and

o        The policy fee would be $10.

As a result, the total monthly deduction in our example using guaranteed maximum charges and fees would be:

1. The monthly deduction rate for the base policy of $0.338333 times .001 times $187,508, or $63.44; plus

2.   The monthly deduction for the rider:

a. The monthly deduction rate for the rider of $0.338333 times .001 times $46,877; or $15.86; plus

b. The monthly expense charge per thousand for the rider of $0.17425 per $1,000 of the rider face amount, which is equal to: $0.17425 times .001 times $50,000, or $8.71; plus

3.   The monthly policy fee of $10.00; plus

4. The monthly expense charge per thousand for the base policy of $0.1725 per $1,000 of the base policy face amount, which is equal to $0.1725 times .001 times $200,000, or $34.50 plus

5. The monthly mortality and expense risk charge, which is equal to: 0.0065 divided by twelve times $15,000, or $8.13.

The total monthly deduction using the maximum guaranteed charges and fees is $140.64. The total is equal to the sum of the different guaranteed charges shown:

o        $63.44, plus
o        $15.86, plus
o        $8.71, plus
o        $10.00, plus
o        $34.50, plus
o        $8.13.

Allocation of Premiums

We will allocate premiums among the coverage segments of the base policy and any layers in the same proportion as the target amounts for each. We deduct administrative charges from gross premiums based on the coverage segment to which premiums are allocated before crediting net premiums to the accumulation value of the base policy or the layer.

As an example, assume your policy was issued three years ago and that your coverage includes basic coverage under the base policy and supplemental coverage under a supplemental coverage rider. Also assume that after the first year we approved a face amount increase as a layer of coverage and also approved an increase in supplemental overage as a rider layer.

The target amounts for each coverage segment are assumed to be:

                                                                              Target Amount as
Coverage Segment                              Assumed Target Amount       % of Total Target Amount
----------------                              ---------------------       ------------------------
Base Policy - Basic Coverage                          $3,000                         48%
Supplemental Coverage Rider                           $1,000                         16%
Layer - Basic Coverage                                 $750                          12%
Rider Layer - Supplemental Coverage                   $1,500                         24%

Total Target Amounts                                  $6,250                        100%

To determine the percentage allocation for each coverage segment, you divide the target amount for the coverage segment by the "total target amounts" (the sum of the target amounts for each coverage segments) and then multiply that result by 100.

Let us assume that you have made no premium payments in the current policy or layer years. If we then assume that you make a premium payment of $8,000, we will allocate that premium among the coverage segments as follows:

                                                 Target Amount as           Premium Allocated to
Coverage Segment                             % of Total Target Amount         Coverage Segment
----------------                             ------------------------         ----------------
Base Policy - Basic Coverage                           48%                         $3,840
Supplemental Coverage Rider                            16%                         $1,280
Layer - Basic Coverage                                 12%                          $960
Rider Layer - Supplemental Coverage                    24%                         $1,920

Total Target Amounts                                   100%                        $8,000

The administrative charge deducted from the gross premium allocated to a basic coverage segment is 7.6% of the premium, up to the target amount each year for the coverage segment during the first 10 years for the coverage segment. All other premiums allocated to a basic coverage segment are assessed an administrative charge of 3.6% of the premium.

The premium allocated to the base policy basic coverage segment is $3,840. The target amount for the coverage segment is $3,000. The current premium is the only premium paid for this policy year and, therefore, we will deduct an administrative charge equal to $258.24 from the premium allocated to the base policy basic coverage. This is equal to 7.60% of $3,000, or $228, plus 3.60% of $840, or $30.24. Any further premiums paid during the same policy year would be assessed an administrative charge of 3.60% since the premiums paid in this year have exceeded the target amount for the coverage segment. Premiums received during the next policy year, however, will again be subject to the 7.60% administrative charge on premiums paid during that policy year, until the total premiums paid equal the target amount for the coverage segment.

In a similar manner, the administrative charges for premiums allocated to the other coverage segments would be determined. The premium allocated to the supplemental coverage rider is $1,280. The target amount for the coverage segment is $1,000. Currently, we assess an administrative charge of 3.60% on all premiums allocated to supplemental coverage segments. The current administrative charge is, therefore, $46.08. The maximum guaranteed charge we could charge, however, is 8.60% of premiums up to target amounts during each of the first 10 rider years, and 3.60% on any other premiums. The maximum guaranteed charge we could charge in this example would be $96.08. This is equal to 8.60% of the target amount of $1,000 and 3.60% on the remaining amount of $280.

These same type calculations for the premiums allocated to the layer result in an administrative charge of $64.56; for the current administrative charge for premiums allocated to the rider layer of $69.12, while the maximum guaranteed charges would be $144.12.

The premium minus the administrative charge is the net premium credited to the base policy or layer accumulation value. In our example, the net premium allocated to the base policy accumulation value is the net premium for the base policy plus the net premium for the supplemental coverage rider, since the rider coverage segment was issued at the same time as the base policy. The net premium allocated to the base policy accumulation value, using the current administrative charges we assess is:

o        $3,840 minus $258.24; plus

o        $1,280 minus $46.08; equals

o        $4,815.68.

The net premium we allocate to the layer accumulation value is the net premium for the layer plus the net premium for the supplemental coverage rider layer, since the rider layer was issued at the same time as the layer. The net premium we allocate to the layer accumulation value, using the current administrative charges we assess is:

o        $960 minus $64.56; plus

o        $1,920 minus $69.12; equals

o        $2,746.32.

LIFE INSURANCE QUALIFICATION TESTS AND THE DEATH BENEFIT

The following example illustrates how the death benefit is determined under each of the life insurance qualification tests. The example is for a TransAccumulator VUL policy with a face amount of $250,000, issued to a male qualifying for the preferred non-smoker risk class who is 45 years old at the time the death benefit is calculated. The policy is assumed to be in its 10th policy year, and we further assume that there is no policy debt on the policy, and there have been no partial withdrawals taken. We also assume that premiums equal to $30,000 have been paid into the policy.

The death benefit factor under the assumptions listed above is 2.94 for the cash value accumulation test and 2.15 for the guideline premium test.

For death benefit option 1, the death benefit will be the face amount of the policy if the accumulation value is less than $85,035 under the cash value accumulation test or less than $116,280 under the guideline premium test. If the accumulation value is at least equal to the amounts shown, then the death benefit would be the accumulation value times the death benefit factor:

a) 2.94 times $85,035 is $250,003. This is greater than the face amount of $250,000.

b) 2.15 times $116,280 is $250,002. This is greater than the face amount of $250,000.

For death benefit option 2, the death benefit will be the face amount plus the accumulation value if the accumulation value is less than $128,867 under the cash value accumulation test or less than $217,393 under the guideline premium test. If the accumulation value is at least equal to the amounts shown, then the death benefit would be the accumulation value times the death benefit factor.

a) 2.94 times $128,867 is $378,869. This is greater than the face amount ($250,000) plus the accumulation value ($128,867), or $378,867.

b) 2.15 times $217,393 is $467,395. This is greater than the face amount ($250,000) plus the accumulation value ($217,393), or $467,393.

For death benefit option 3, the death benefit will be the face amount plus the premium (reduced by the amount of any premium refunds and by the amount of any partial withdrawals excluding any surrender penalties) if the accumulation value is less than $95,239 under the cash value accumulation test or less than $130,233 under the guideline premium test. If the accumulation value is at least equal to the amounts shown, then the death benefit would be the accumulation value times the death benefit factor.

a) 2.94 times $95,239 is $280,003. This is greater than the face amount ($250,000) plus the premiums paid adjusted for partial withdrawals and premium refunds ($30,000), or $280,000.

b) 2.15 times $130,233 is $280,001. This is greater than the face amount ($250,000) plus the premiums paid adjusted for partial withdrawals and premium refunds ($30,000), or $280,000.

You should also refer to the DEATH BENEFIT provisions in the prospectus.

PERFORMANCE INFORMATION

We may publish average annual total return performance information based on the periods that the portfolios have been in existence. The results for any period prior to the policies being offered will be calculated as if the policies had been offered during that period of time, with all charges assumed to be those applicable to the sub-accounts and the portfolios.

The average annual total returns shown will reflect sub-account performance, and will include deductions for expenses of the portfolios and may include deductions for the mortality and expense risk charge of the separate account. The performance numbers will generally NOT include any of the charges, fees or deductions associated with the policies including charges for any riders. Specifically, they will not include the applicable administrative charge of up to 7.60% of premium for basic coverage or up to 8.60% of premium for supplemental coverage; the monthly deductions (which include mortality and expense risk charges and rider charges, among other charges); any other fees or charges; nor the surrender charges for surrenders during the first 12 policy or layer years for basic coverage or the first 16 rider or rider layer years for supplemental coverage. If these charges, fees and deductions were taken into consideration, the performance would have been less. We may publish other performance calculations. If we publish performance numbers that include deductions for the mortality and expense risk charge of the separate account, then the portion of monthly deductions for the mortality and expense risk charge will be included in the performance numbers.

Average annual total returns assume that a sub-account's performance is constant over the entire period for which returns are shown. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

Calculation of Average Annual Total Returns

Quotations of average annual total return for any sub-account will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a sub-account over a period of one, five and ten years (or, if less, up to the life of the sub-account), calculated pursuant to the formula:

P (1 + T)n = ERV

Where:
     P     =   the initial value
     T     =   an average annual total return
     N     =   the number years
     ERV = the ending value made at the beginning of the 1, 5, or 10 year period at the end of the 1, 5, 10 year period
               (or fractional portion thereof).

When a deduction for the mortality and expense risk charge is reflected in the average annual total returns published, we reduce the average annual returns calculated according to the formula, above, by the annual effective rate of 0.65%.

Sub-Account Average Annual Total Returns Net of Portfolio Expenses (as of 12/31/2007)

The performance information in the following table reflects sub-account performance net of portfolio expenses. The performance shown does NOT include any of the policy charges, fees, or expenses. Specifically, the performance shown does not reflect the administrative charge deducted from premiums; the monthly deductions (including the mortality and expense risk charge and any rider charges) under the policy; nor surrender penalties. If these charges and deductions were included, the figures below would be lower. You may request a personalized illustration from your registered representative which reflects the cost of your insurance as well as the sub-accounts' expenses.

                                                                                                      Sub-Account    Since
                                         Portfolio                                                    Inception   Sub-Account
                                         Inception                                        Since          Date      Inception
Portfolio                                  Date       One Year   Five Years   Ten Years   Inception                  Date
---------                                  ----       --------   ----------   ---------   ---------                  ----
Alger American Income & Growth -        11/15/1988     10.13%      11.76%       6.72%       10.04%    02/04/2002      3.85%
Class O
AllianceBernstein VP Growth and         06/01/1999     4.86%       13.53%        N/A        6.36%     02/04/2002      7.20%
Income Portfolio - Class B
AllianceBernstein VP Large Cap Growth   07/14/1999     13.61%      11.62%        N/A        -0.83%    02/04/2002      4.20%
Portfolio - Class B
Dreyfus Investment Portfolios -
MidCap Stock Portfolio - Initial        05/01/1998     1.50%       12.48%        N/A        6.16%     02/04/2002      8.08%
Shares(1)
The Dreyfus Socially Responsible        10/07/1993     7.79%       10.29%       3.00%       8.20%     02/04/2002      3.02%
Growth Fund, Inc. - Initial Shares
Dreyfus VIF - Appreciation Portfolio    04/05/1993     7.13%       10.64%       6.08%       10.34%    02/04/2002      5.71%
- Initial Shares
Dreyfus VIF - Developing Leaders        08/31/1990    -11.06%      7.44%        3.89%       19.28%    02/04/2002      2.48%
Portfolio - Initial Shares(1,2)
Fidelity VIP Contrafund(R) Portfolio -    01/12/2000     17.30%      17.62%        N/A        6.98%     05/01/2002     12.77%
Service Class(2)
Fidelity VIP Equity-Income Portfolio    01/12/2000     1.27%       13.15%        N/A        6.20%     05/01/2002      8.12%
- Service Class(2)
Fidelity VIP Index 500 Portfolio -      01/12/2000     5.18%       12.40%        N/A        1.57%     05/01/2002      7.16%
Service Class(2)
Franklin Small Cap Value Securities     01/06/1999     -2.38%      15.22%        N/A        11.21%    05/01/2002      8.95%
Fund - Class 2(1)
Franklin Small-Midcap Growth            01/06/1999     11.24%      14.15%        N/A        7.33%     02/04/2002      6.21%
Securities Fund - Class 2(1,)(3)
Janus Aspen Series Balanced - Service   12/31/1999     10.29%      10.06%        N/A        4.31%     02/04/2002      7.38%
Shares
Janus Aspen Series Worldwide Growth -   12/31/1999     9.36%       11.97%        N/A        -2.03%    02/04/2002      5.51%
Service Shares(1)
MFS(R) Growth Series - Initial            07/24/1995     21.17%      16.00%       5.84%       9.09%     02/04/2002      6.89%
Class(1)(,4)
MFS(R) Investors Trust Series - Initial   10/09/1995     10.31%      12.71%       4.65%       8.50%     02/04/2002      6.80%
Class
MFS(R) Research Series - Initial Class    07/26/1995     13.20%      14.26%       5.35%       8.45%     02/04/2002      7.42%
PIMCO VIT Real Return -Admin Class      09/30/1999     10.64%      6.17%         N/A        8.68%     05/01/2005      4.35%
PIMCO VIT StocksPLUS Growth & Income    12/31/1997     6.86%       12.92%       6.23%       6.23%     02/04/2002      6.97%
- Admin Class
Premier VIT OpCap Managed Portfolio(5)  08/01/1988     2.95%       9.89%        4.57%       11.94%    02/04/2002      5.22%
Premier VIT OpCap Small Cap             08/01/1988     0.58%       15.99%       8.66%       11.91%    02/04/2002      9.09%
Portfolio(1,)(6)


                                                                                                      Sub-Account   Since
                                         Portfolio                                                    Inception   Sub-Account
                                         Inception                                        Since          Date     Inception
Portfolio                                  Date       One Year   Five Years   Ten Years   Inception                  Date
---------                                  ----       --------   ----------   ---------   ---------                  ----
Transamerica Asset Allocation -         05/01/2002     6.38%       10.55%        N/A        7.43%     05/01/2005     8.91%
Conservative VP - Initial Class(7)
Transamerica Asset Allocation -         05/01/2002     7.76%       15.87%        N/A        9.88%     05/01/2005    15.22%
Growth VP - Initial Class(7)
Transamerica Asset Allocation -         05/01/2002     7.81%       14.26%        N/A        9.34%     05/01/2005    13.55%
Moderate Growth VP - Initial Class(7)
Transamerica Asset Allocation -         05/01/2002     7.96%       12.46%        N/A        8.45%     05/01/2005    11.53%
Moderate VP - Initial Class(7)
Transamerica BlackRock Large Cap        05/01/01996    4.64%       16.85%       8.07%       10.11%    05/01/2005    14.21%
Value VP- Initial Class(7,8)
Transamerica Capital Guardian Global    02/03/1998     6.31%       15.36%        N/A        7.05%     05/01/2002     9.59%
VP - Initial Class(1)(,7)
Transamerica Capital Guardian Value     05/27/1993     -6.28%      13.05%       5.57%       9.63%     05/01/2002     7.03%
VP - Initial Class(7)
Transamerica Clarion Global Real
Estate Securities VP - Initial          05/01/1998     -6.71%      22.12%        N/A        13.19%    05/01/2005    18.02%
Class(7,9)
Transamerica Convertible Securities     05/01/2002     18.63%      13.85%        N/A        10.73%    05/01/2005    16.13%
VP - Initial Class
Transamerica Equity VP - Initial        02/26/1969     16.29%      17.49%       9.84%        N/A      02/04/2002    10.69%
Class(7,10)
Transamerica Federated Market           03/01/1994     -0.48%      8.26%        8.25%       9.86%     05/01/2002     6.12%
Opportunity VP -Initial Class(7,11)
Transamerica Growth Opportunities VP    05/02/2001     23.09%      18.12%        N/A        12.57%    05/01/2005    20.63%
- Initial Class(7)
Transamerica JP Morgan Mid Cap Value    05/03/1999     2.83%       14.66%        N/A        8.40%     05/01/2005    11.28%
VP - Initial Class(7,12)
Transamerica Marsico Growth VP -        05/03/1999     20.40%      14.33%        N/A        3.46%     05/01/2005    14.85%
Initial Class(7)
Transamerica Money Market VP -          01/02/1998     5.02%       2.87%         N/A        3.46%     02/04/2002     2.63%
Initial Class(7,13)
Transamerica PIMCO Total Return VP -    05/01/2002     8.95%       4.96%         N/A        5.47%     05/01/2003     4.75%
Initial Class(7,14)
Transamerica Science & Technology VP     05/1/2000     32.75%      17.42%        N/A        -6.71%    05/01/2005    18.39%
- Initial Class(7,15)
Transamerica Templeton Global VP -      12/03/1992     15.25%      14.61%       7.55%       11.72%    05/01/2005    17.28%
Initial Class(7,)(16)
Transamerica Third Avenue Value VP -    01/02/1998     1.20%       19.04%        N/A        12.57%    05/01/2005    14.25%
Initial Class(7)
Transamerica U.S. Government            05/13/1994     6.05%       3.55%        4.50%       5.16%     05/01/2005     4.04%
Securities VP - Initial Class(7)
Transamerica Van Kampen Mid-Cap         03/01/1993     22.53%      14.74%       8.21%       12.03%    02/04/2002     5.56%
Growth VP - Initial Class(1,)(7,17)
Van Kampen UIF Core Plus Fixed Income   01/02/1997     5.45%       4.48%        5.59%       5.98%     02/04/2002     4.87%
- Class 1(18)
Van Kampen UIF Emerging Markets         10/01/1996     40.45%      36.57%      13.80%       12.02%    02/04/2002    27.47%
Equity - Class 1(1,)(18)
Van Kampen UIF High Yield - Class       01/02/1997     4.01%       9.46%        3.35%       4.24%     02/04/2002     6.47%
1(1,)(18)
Van Kampen UIF International Magnum -   01/02/1997     14.59%      18.96%       6.69%       6.75%     02/04/2002    13.16%
Class 1(1,)(18)

Sub-Account Average Annual Total Returns Net of Portfolio Expenses and Monthly Mortality and Expense Risk Charges
(as of 12/31/2007)

The performance information in the following table reflects sub-account performance net of portfolio expenses and monthly mortality and expense risk charges at an assumed annual rate of 0.65%. Other than the mortality and expense risk charge, the performance shown does NOT include any of the policy charges, fees, or expenses. Specifically, the performance shown does not reflect the administrative charge deducted from premiums; the monthly deductions (including any rider charges), other than the mortality and expense risk charge under the policy; nor surrender penalties. If these charges and deductions were included, the figures below would be lower. You may request a personalized illustration from your registered representative which reflects the cost of your insurance as well as the sub-accounts' expenses

                                                                                                     Sub         Since
                                          Portfolio                                                  Account     Sub-Account
                                          Inception                                       Since      Inception   Inception
Portfolio                                   Date       One Year   Five Years  Ten Years   Inception     Date        Date
---------                                   ----       --------   ----------  ---------   ---------     ----        ----
Alger American Income & Growth -         11/15/1988     9.42%       11.04%      6.03%       9.33%    02/04/2002    3.17%
Class O
AllianceBernstein VP Growth and Income   06/01/1999     4.18%       12.80%       N/A        5.68%    02/04/2002    6.51%
Portfolio- Class B
AllianceBernstein VP Large Cap Growth    07/14/1999     12.88%      10.90%       N/A       -1.47%    02/04/2002    3.52%
Portfolio - Class B
Dreyfus Investment Portfolios - MidCap   05/01/1998     0.84%       11.75%       N/A        5.47%    02/04/2002    7.38%
Stock Portfolio - Initial Shares(1)
The Dreyfus Socially Responsible         10/07/1993     7.08%       9.58%       2.34%       7.49%    02/04/2002    2.36%
Growth Fund, Inc. - Initial Shares
Dreyfus VIF - Appreciation Portfolio -   04/05/1993     6.44%       9.92%       5.39%       9.62%    02/04/2002    5.02%
Initial Shares
Dreyfus VIF - Developing Leaders         08/31/1990    -11.64%      6.75%       3.22%      18.50%    02/04/2002    1.82%
Portfolio - Initial Shares(1,2)
Fidelity VIP Contrafund(R) Portfolio -     01/12/2000     16.54%      16.86%       N/A        6.29%    05/01/2002    12.04%
Service Class 2
Fidelity VIP Equity-Income Portfolio -   01/12/2000     0.61%       12.42%       N/A        5.43%    05/01/2002    7.30%
Service Class 2
Fidelity VIP Index 500 Portfolio -       01/12/2000     4.50%       11.68%       N/A        0.91%    05/01/2002    6.46%
Service Class 2
Franklin Small Cap Value Securities      01/06/1999     -3.01%      14.48%       N/A       10.49%    05/01/2002    8.25%
Fund - Class 2(1)
Franklin Small-Midcap Growth             01/06/1999     10.52%      13.42%       N/A        6.63%    02/04/2002    5.52%
Securities Fund - Class 2(1,)(3)
Janus Aspen Series Balanced - Service    12/31/1999     9.57%       9.34%        N/A        3.64%    02/04/2002    6.69%
Shares
Janus Aspen Series Worldwide Growth -    12/31/1999     8.65%       11.25%       N/A       -2.66%    02/04/2002    4.83%
Service Shares(1)
MFS(R) Growth Series - Initial             07/24/1995     20.39%      15.24%      5.16%       8.38%    02/04/2002    6.20%
Class(1)(,)(4)
MFS(R) Investors Trust Series - Initial    10/09/1995     9.59%       11.99%      3.97%       7.80%    02/04/2002    6.11%
Class
MFS(R) Research Series - Initial Class     07/26/1995     12.47%      13.52%      4.67%       7.75%    02/04/2002    6.73%
PIMCO VIT Real Return -Admin Class       09/30/1999     9.95%       5.49%        N/A        7.98%    05/01/2005    3.69%
PIMCO VIT StocksPLUS Growth & Income -   12/31/1997     6.16%       12.19%      5.54%       5.54%    02/04/2002    6.27%
Admin Class
Premier VIT OpCap Managed Portfolio(5)   08/01/1988     2.28%       9.18%       3.89%      11.22%    02/04/2002    4.54%
Premier VIT OpCap Small Cap              08/01/1988     -0.08%      15.24%      7.96%      11.19%    02/04/2002    8.38%
Portfolio(1,)(6)






                                                                                                     Sub         Since
                                          Portfolio                                                  Account     Sub-Account
                                          Inception                                       Since      Inception   Inception
Portfolio                                   Date       One Year   Five Years  Ten Years   Inception     Date        Date
---------                                   ----       --------   ----------  ---------   ---------     ----        ----
Transamerica Asset Allocation -          05/01/2002     5.69%       9.84%        N/A        6.73%    05/01/2005    8.20%
Conservative VP - Initial Class(7)
Transamerica Asset Allocation - Growth   05/01/2002     7.05%       15.12%       N/A        9.17%    05/01/2005    14.48%
VP - Initial Class(7)
Transamerica Asset Allocation -          05/01/2002     7.11%       13.52%       N/A        8.63%    05/01/2005    12.82%
Moderate Growth VP - Initial Class(7)
Transamerica Asset Allocation -
Moderate Portfolio VP - Initial          05/01/2002     7.25%       11.73%       N/A        7.75%    05/01/2005    10.81%
Class(7)
Transamerica BlackRock Large Cap Value   05/01/1996     3.96%       16.09%      7.37%       9.39%    05/01/2005    13.47%
VP - Initial Class(7)(,8)
Transamerica Capital Guardian Global     02/03/1998     5.61%       14.61%       N/A        6.36%    05/01/2002    8.88%
VP - Initial Class(1)(,)(7)
Transamerica Capital Guardian Value VP   05/27/1993     -6.89%      12.32%      4.88%       8.92%    05/01/2002    6.33%
- Initial Class(7)
Transamerica Clarion Global Real
Estate Securities VP - Initial           05/01/1998     -7.31%      21.33%       N/A       12.46%    5/01/2005     17.25%
Class(7)(,9)
Transamerica Convertible Securities VP   05/01/2002     17.86%      13.11%       N/A       10.02%    05/01/2005    15.38%
- Initial Class(7)
Transamerica Equity VP - Initial         02/26/1969     15.53%      16.73%      9.13%        N/A     02/04/2002    9.98%
Class(7)(,10)
Transamerica Federated Market
Opportunity VP - Initial                 03/01/1994     -1.12%      7.56%       7.55%       9.15%    05/01/2002    5.43%
Class(7)(,)(11)
Transamerica Growth Opportunities VP -   05/02/2001     22.29%      17.37%       N/A       11.85%    05/01/2005    19.87%
Initial Class(7)
Transamerica JPMorgan Mid Cap Value VP   05/03/1999     2.16%       13.92%       N/A        7.69%    05/01/2005    10.56%
- Initial Class(7)(,12)
Transamerica Marsico Growth VP -         05/03/1999     19.62%      13.59%       N/A        2.79%    05/01/2005    14.10%
Initial Class(7)
Transamerica Money Market VP - Initial   01/02/1998     4.35%       2.21%       2.79%       2.79%    02/04/2002    1.97%
Class(7)(,13)
Transamerica PIMCO Total Return VP -     05/01/2002     8.24%       4.28%        N/A        4.79%    05/01/2003    4.07%
Initial Class(7)(,1)(4)
Transamerica Science & Technology VP -    05/1/2000     31.89%      16.66%       N/A       -7.31%    05/01/2005    17.62%
Initial Class(7)(,15)
Transamerica Templeton Global VP -       12/03/1992     14.50%      13.87%      6.85%      11.00%    05/01/2005    16.53%
Initial Class(7)(,16)
Transamerica Third Avenue Value VP -     01/02/1998     0.54%       18.27%      11.84%     11.84%    05/01/2005    13.51%
Initial Class(7)
Transamerica U.S. Government             05/13/1994     5.36%       2.88%       3.82%       4.48%    05/01/2005    3.36%
Securities VP - Initial Class(7)
Transamerica Van Kampen Mid-Cap Growth   03/01/1993     21.74%      14.00%      7.51%      11.30%    02/04/2002    4.88%
VP -Initial Class(1,7)(,17)
Van Kampen UIF Core Plus Fixed Income    01/02/1997     4.77%       3.81%       4.91%       5.29%    02/04/2002    4.19%
- Class 1(18)
Van Kampen UIF Emerging Markets Equity   10/01/1996     39.54%      35.69%      13.06%     11.30%    02/04/2002    26.65%
- Class 1(1,)(18)
Van Kampen UIF High Yield - Class        01/02/1997     3.33%       8.75%       2.73%       3.61%    02/04/2002    5.86%
1(1,)(18)
Van Kampen UIF International Magnum -    01/02/1997     13.85%      18.19%      5.99%       6.05%    02/04/2002    12.43%
Class 1(1,)(18)



1. Investing in these types of sub-accounts may involve greater risks. As a result, these sub-accounts may experience greater price volatility.

2. Portfolio name effective January 2, 2003; formerly, Dreyfus VIF-Small Cap Portfolio-Initial Shares. Performance prior to January 2, 2003 is that of Dreyfus VIF-Small Cap Portfolio-Initial Shares.

3. The Franklin Technology Securities Fund - Class 2 merged into the Franklin Small - MidCap Growth Securities Fund - Class 2 (formerly Franklin Small Cap Fund - Class 2) effective May 1, 2003.

4. Portfolio name effective May 1, 2008; formerly MFS(R) Emerging Growth Series - Initial Class. Performance prior to May 1, 2008 is that of MFS(R) Emerging Growth Series.

5. On September 16, 1994, an investment company which began operations on August 1, 1988, called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds - the Old Trust and the present Premier VIT (formerly PIMCO Advisors VIT, the "Present Trust") - at which time the Present Trust began operations. For the period before September 16, 1994, the performance figures for the Managed Portfolio of the Present Trust reflect the performance of the Managed Portfolio of the Old Trust.

6. On September 16, 1994, an investment company which began operations on August 1, 1988, Called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds - at which time the Present Trust began operations. For the period before September 16, 1994, the performance figures for the Small Cap Portfolio of the Present Trust reflect the performance of the Small Cap Portfolio of the Old Trust.

7. AEGON/Transamerica Series Trust was renamed Transamerica Series Trust, effective May 1, 2008. All Portfolios redesignated "Variable Portfolio's"
     (VP).

8. Portfolio name effective November 1, 2006; formerly AEGON/Transamerica Mercury Large Cap Value - Initial Class - Initial Class. Performance prior to November 1, 2006 is that of AEGON/Transamerica Mercury Large Cap Value - Initial Class.

9. Portfolio name effective November 1, 2005; formerly AEGON/Transamerica Clarion Real Estate Securities. Performance prior to November 1, 2005 is that of AEGON/Transamerica Clarion Real Estate Securities.

10. The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, the Growth Portfolio of the Transamerica Variable Insurance Fund, Inc.

11. Portfolio name effective May 1, 2007; formerly AEGON/Transamerica Federated Growth & Income - Initial Class. Performance prior to May 1, 2007 is that of AEGON/Transamerica Federated Growth & Income.

12. Effective December 12, 2005, the ATST JP Morgan Mid Cap Value sub-account is closed to new investments. No new net premiums may be allocated to the sub-account, and transfers into the sub-account are not allowed.

13. Before May 1, 2002, this Portfolio was sub-advised by J.P. Morgan Investment Management, Inc. Performance prior to May 1, 2002, reflects that of Money Market Portfolio of Transamerica Variable Insurance Fund, Inc.

14. Transamerica PIMCO Total Return sub-account effective date is May 1, 2003. The performance figures shown are adjusted historical performance.

15. Portfolio name effective November 1, 2006; formerly AEGON/Transamerica Great Companies TechnologySM - Initial Class. Performance prior to November 1, 2006 is that of AEGON/Transamerica Great Companies TechnologySM.

16. Portfolio name effective November 1, 2006; formerly AEGON/Transamerica Templeton Great Companies Global - Initial Class. Performance prior to November 1, 2006 is that of AEGON/Transamerica Templeton Great Companies Global.

17. Portfolio name effective November 1, 2005; formerly AEGON/Transamerica Van Kampen Emerging Growth. Performance prior to November 1, 2005 is that of AEGON/Transamerica Van Kampen Emerging Growth.

18. Morgan Stanley Investment Management, Inc. does business in certain instances using the name "Van Kampen."

Money Market Portfolio Yields

From time to time we may advertise the current yield and effective yield of money market portfolios. Both yield figures are based on historical earnings and are not intended to indicate future performance. The current yield of the portfolio refers to the income generated by an investment in the portfolio over a seven-day period (which period will be stated in the advertisement). This income is then annualized. That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the portfolio is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

Current yield for a money market portfolio will be computed by determining the net change in the value of a hypothetical investment at the end of a seven-day period from the beginning value, and dividing the difference by the value of the hypothetical investment at the beginning of the base period to obtain the base period return. This base period return is then multiplied by (365/7) with the resulting yield figure carried to at least the nearest hundredth of one percent.

Calculation of effective yield begins with the same base period return used in the calculation of yield, which is then annualized to reflect weekly compounding based on the following formula:

         Effective Yield = [(Base Period Return + 1)x365/7] - 1


Yields for Money Market Portfolios (as of 12/31/2007)

                                                                    7-Day                7-Day
Portfolio                                                       Current Yield       Effective Yield
Transamerica Money Market VP--Initial Class
(net of portfolio expenses and monthly mortality and
expense risk charges at an assumed annual rate of 0.65%)            3.73%                3.80%
Transamerica Money Market VP--Initial Class                          4.38%                4.48%
(not including any policy charges, fees, or expenses)

Other Performance Information

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which a sub-account invests and the market conditions during the given time period, and should not be considered a representation of what may be achieved in the future.

We will provide prospective owners with customized illustrations showing how charges, fees, deductions, premiums and other policy activity could affect death benefits.

We may compare performance information for a sub-account in reports and promotional literature to:

o        Standard & Poor's 500 Stock Index, or S&P 500;

o        Dow Jones Industrial Average, or DJIA;

o        Shearson Lehman Aggregate Bond Index;

o    other  unmanaged  indices  of  unmanaged   securities  widely  regarded  by
     investors as representative of the securities markets;

o other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services;

o other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria; and

o        the Consumer Price Index.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administration charges, separate account charges and portfolio management costs and expenses. Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in light of market conditions during a period and in considering a portfolio's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to policy owners and prospective policy owners. These topics may include:

o the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques, such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing;

o the advantages and disadvantages of investing in tax-deferred and taxable investments;

o        customer profiles and hypothetical payment and investment scenarios;

o        financial management and tax and retirement planning; and

o investment alternatives to certificates of deposit and other financial instruments, including comparisons between the policies and the characteristics of, and market for, the financial instruments.

ILLUSTRATIONS OF DEATH BENEFIT, ACCUMULATION VALUES AND NET CASH VALUES

The following tables illustrate the way in which a policy's death benefit accumulation value and net cash value could vary over an extended period. Results will vary for each individual insured under a policy, and the results shown in the following tables may not be representative of results that would apply to you. To request a personalized illustration based on your age, gender, underwriting class, death benefit option, planned premiums and other factors, please contact your registered representative.

Assumptions

The tables illustrate a policy issued to a male, age 35, under a preferred underwriting class and qualifying for our non-smoker rates, with an Option 1 (Level) death benefit option and a face amount of $200,000. The policy uses the guideline premium test as the life insurance qualification test. One table illustrates values on the basis of the guaranteed monthly deduction rates and other charges, while the other table illustrates values on the basis of the current monthly deduction rates and other charges presently in effect.

The tables assume that no layers have been added to the policy; that no policy loan has been made; that there has not been any requested decrease in the face amount; that no partial surrenders have been made; and that no transfers above 18 have been made in any policy year (so that no related transaction or transfer charges have been incurred). The tables assume that no portion of the coverage is provided under a supplemental adjustable life insurance rider. The tables further assume that no other riders are in effect on the policy.

The tables assume that a premium in the amount shown in each table is paid at the beginning of each policy year for the first 20 policy years and that all premiums are allocated to and remain in the separate account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 10%.

The accumulation values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 10% over a period of years, but fluctuated above or below such averages for individual policy years. The values also would be different depending on the allocation of the policy's total accumulation value among the sub-accounts if the actual rates of return averaged 0%, 6%, or 10%, but the rates of each portfolio varied above and below such averages.

Deductions for Charges

The amounts shown for the death proceeds and accumulation values take into account:

1. an administrative charge deducted from each premium; and

2. the monthly deductions, including the monthly mortality and expense risk charge.

The administrative charge is 7.60% of each premium payment, up to the target amount each policy year for the first 10 policy years; 3.60% of each premium payment in excess of the target amount each policy year during the first 10 policy years; and 3.60% of each premium payment in policy years 11 and later. The target amount for each of these illustrations is $1,800.

The mortality and expense risk charge is a monthly charge at a rate equal to one-twelfth of the annual rate. The charge is a percentage of the accumulation value in the sub-accounts on the monthly policy date. The annual charge for illustrations using guaranteed monthly deduction rates and other charges is 0.65% in policy years 1-10; 0.40% in policy year 11-20; and 0.25% in policy years 21 and later. The annual charge for illustrations using current monthly deductions rates is 0.65% in policy years 1-10; 0.15% in policy years 11-20; and 0.00% in policy years 21 and later. On both a guaranteed and current basis, no mortality and expense risk charges are taken from the policy's accumulation value beginning with the policy anniversary nearest the insured's 100th birthday.

Expenses of the Portfolios

The amounts shown in the tables also take into account the portfolio management fees and operating expenses, which are assumed to be at an annual rate of 0.85% of the average daily net assets of the portfolios. The rate of 0.85% is the simple average of the total portfolio annual expenses for all of the portfolios as shown in the Portfolio Expenses table in the prospectus. The rate of 0.85% does not take into account expense reimbursement arrangements. The fees and expenses of each portfolio vary, and, in 2007, ranged from an annual rate of 0.35% to an annual rate of 1.58% of average daily net assets. The portfolio management fees and operating expenses associated with your policy may be more or less than 0.85% in the aggregate, depending upon how you make allocations of the accumulation value among the sub-accounts. For more information on portfolio expenses, see the Portfolio Expenses Table in the prospectus and the prospectuses for the portfolios.

Net Annual Rates of Investment

Taking into account the assumed 0.85% charge for portfolio management fees and operating expenses, the gross annual rates of investment return of 0%, 6% and 10% correspond to net annual rates of -0.85%, 5.15% and 9.15%, respectively.

The tables illustrate how the policy would perform based on the assumptions regarding the insured, the premiums paid, the charges assessed, and the rates of return shown. Changes in any of the assumptions would result in different illustrated results. Results would be other than those shown based on, among other things, differences in:

o        the insured's age, gender, or underwriting risk class;

o        the face amount and death benefit option selected;

o        the charges and expenses assessed;

o        the premiums paid;

o        policy loans and partial or full surrenders taken;

o        riders elected;

o        policy changes made; and

o        rates of return.


                       TRANSAMERICA LIFE INSURANCE COMPANY
                             TRANSACCUMULATOR(R) VUL
                             SEPARATE ACCOUNT VUL-6
                         VARIABLE UNIVERSAL LIFE POLICY

   Annual Premium Each Year for 20 Policy Years: $2,138                                        Male, Preferred Nonsmoker, Age 35
   Guideline Single Premium: $32,575                                                                       Face Amount: $200,000
   Guideline Level Premium: $2,851                                                                       Death Benefit: Option 1
   7-Pay Premium Limits: $8,057

   BASED ON CURRENT MONTHLY DEDUCTIONS, INCLUDING MORTALITY & EXPENSE RISK CHARGE, AND ADMINISTRATIVE CHARGE AND
                           AVERAGE PORTFOLIO EXPENSES

---------- -------------------------------------- -------------------------------------- -------------------------------------------
                      Hypothetical 0%                        Hypothetical 6%                          Hypothetical 10%
                  Gross Investment Return                Gross Investment Return                   Gross Investment Return
End of     Net
Policy     Cash       Accumulation      Death     Net Cash   Accumulation      Death       Net Cash     Accumulation      Death
  Year      Value        Value         Benefit      Value        Value        Benefit       Value          Value         Benefit
---------- --------- --------------- ------------ ---------- -------------- ------------ ------------- --------------- -------------
     1       $0*          $965        $200,000*      $0*        $1,051       $200,000*       $0*           $1,109       $200,000*
     2       $0*         $2,484       $200,000*      $0*        $2,737       $200,000*       $0*           $2,911       $200,000*
     3       $0*         $3,964       $200,000*      $40        $4,480       $200,000        $408          $4,848        $200,000
     4      $1,031       $5,410       $200,000     $1,911       $6,290       $200,000       $2,558         $6,937        $200,000
     5      $2,528       $6,828       $200,000     $3,874       $8,174       $200,000       $4,895         $9,195        $200,000

     6      $4,266       $8,506       $200,000     $6,193       $10,433      $200,000       $7,701        $11,941        $200,000
     7      $5,990      $10,149       $200,000     $8,624       $12,783      $200,000      $10,750        $14,909        $200,000
     8      $8,437      $11,757       $200,000     $11,908      $15,228      $200,000      $14,798        $18,118        $200,000
     9     $10,846      $13,325       $200,000     $15,288      $17,767      $200,000      $19,105        $21,584        $200,000
    10     $13,197      $14,857       $200,000     $18,747      $20,407      $200,000      $23,670        $25,330        $200,000

    15     $22,707      $22,707       $200,000     $36,414      $36,414      $200,000      $50,722        $50,722        $200,000
    20     $29,483      $29,483       $200,000     $56,214      $56,214      $200,000      $89,308        $89,308        $200,000
    25     $24,727      $24,727       $200,000     $68,954      $68,954      $200,000      $135,850       $135,850       $200,000
    30     $18,089      $18,089       $200,000     $84,040      $84,040      $200,000      $208,262       $208,262       $249,915
    35      $8,580       $8,580       $200,000    $102,068     $102,068      $200,000      $319,601       $319,601       $367,541

    40        $0           $0            $0       $123,471     $123,471      $200,000      $490,875       $490,875       $515,420
    45        $0           $0            $0       $149,777     $149,777      $200,000      $755,735       $755,735       $793,522
    50        $0           $0            $0       $185,036     $185,036      $200,000     $1,159,839     $1,159,839     $1,217,831
    55        $0           $0            $0       $234,102     $234,102      $245,807     $1,772,131     $1,772,131     $1,860,738
    60        $0           $0            $0       $296,806     $296,806      $296,807     $2,711,196     $2,711,196     $2,711,197

    65        $0           $0            $0       $381,112     $381,112      $381,112     $4,199,841     $4,199,841     $4,199,841
    70        $0           $0            $0       $489,890     $489,890      $489,890     $6,506,562     $6,506,562     $6,506,562
    75        $0           $0            $0       $629,717     $629,717      $629,717    $10,080,226    $10,080,226    $10,080,226
    80        $0           $0            $0       $809,453     $809,453      $809,454    $15,616,689    $15,616,689    $15,616,689

---------- --------- --------------- ------------ ---------- -------------- ------------ ------------- --------------- -------------

(1) Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient net cash value. There is no stipulated maturity date for the policy. The policy may continue in force beyond the policy anniversary nearest the insured's 115th birthday if the insured is still living, subject to all policy provisions.

*The death benefit is maintained under the 10 year no-lapse guarantee.

$0 amount in the net cash value column indicates that the policy, as illustrated, lapsed without value, except for those years in which an asterisk (*) follows the $0 amount in the net cash value column.

The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The gross rates of return shown do not reflect the deductions of the charges and expenses of the portfolios. Taking into account the assumed 0.85% charge for portfolio management fees and operation expenses, the gross annual rates of investment return of 0%, 6% and 10% correspond to net annual rates of -0.85%, 5.15% and 9.15%, respectively. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 10 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.



                       TRANSAMERICA LIFE INSURANCE COMPANY
                             TRANSACCUMULATOR(R) VUL
                             SEPARATE ACCOUNT VUL-6
                         VARIABLE UNIVERSAL LIFE POLICY

  Annual Premium Each Year for 20 Policy Years: $2,138                                          Male, Preferred Nonsmoker, Age 35
  Guideline Single Premium: $32,575                                                                         Face Amount: $200,000
  Guideline Level Premium: $2,851                                                                         Death Benefit: Option 1
  7-Pay Premium Limits: $8,057

 BASED ON GUARANTEED MONTHLY DEDUCTIONS, INCLUDING MORTALITY & EXPENSE RISK CHARGE, AND ADMINISTRATIVE CHARGE AND
                           AVERAGE PORTFOLIO EXPENSES

---------- -------------------------------------- -------------------------------------- -------------------------------------------
                      Hypothetical 0%                        Hypothetical 6%                          Hypothetical 10%
                  Gross Investment Return                Gross Investment Return                  Gross Investment Return
           Net
  End of  rCash       Accumulation      Death     Net Cash   Accumulation      Death       Net Cash     Accumulation      Death
Policy Yea  Value        Value         Benefit      Value        Value        Benefit       Value          Value         Benefit
---------- --------- --------------- ------------ ---------- -------------- ------------ ------------- --------------- -------------
---------- --------- --------------- ------------ ---------- -------------- ------------ ------------- --------------- -------------
    1        $0*          $965        $200,000*      $0*        $1,051       $200,000*       $0*           $1,109       $200,000*
    2        $0*         $2,061       $200,000*      $0*        $2,300       $200,000*       $0*           $2,466       $200,000*
    3        $0*         $3,112       $200,000*      $0*        $3,576       $200,000*       $0*           $3,908       $200,000*
    4        $0*         $4,115       $200,000*     $497        $4,876       $200,000       $1,060         $5,439        $200,000
    5        $765        $5,065       $200,000     $1,896       $6,196       $200,000       $2,762         $7,062        $200,000

    6       $1,720       $5,960       $200,000     $3,294       $7,534       $200,000       $4,540         $8,780        $200,000
    7       $2,631       $6,790       $200,000     $4,722       $8,881       $200,000       $6,435        $10,594        $200,000
    8       $4,240       $7,560       $200,000     $6,920       $10,240      $200,000       $9,195        $12,515        $200,000
    9       $5,783       $8,262       $200,000     $9,127       $11,606      $200,000      $12,066        $14,545        $200,000
   10       $7,235       $8,895       $200,000     $11,317      $12,977      $200,000      $15,033        $16,693        $200,000

   15      $11,379      $11,379       $200,000     $20,426      $20,426      $200,000      $30,319        $30,319        $200,000
   20      $11,276      $11,276       $200,000     $27,388      $27,388      $200,000      $48,889        $48,889        $200,000
   25         $0           $0            $0        $19,984      $19,984      $200,000      $60,919        $60,919        $200,000
   30         $0           $0            $0        $2,423       $2,423       $200,000      $74,687        $74,687        $200,000
   35         $0           $0            $0          $0           $0            $0         $89,085        $89,085        $200,000

   40         $0           $0            $0          $0           $0            $0         $102,091       $102,091       $200,000
   45         $0           $0            $0          $0           $0            $0         $106,778       $106,778       $200,000
   50         $0           $0            $0          $0           $0            $0         $82,470        $82,470        $200,000
   55         $0           $0            $0          $0           $0            $0            $0             $0             $0
   60         $0           $0            $0          $0           $0            $0            $0             $0             $0

   65         $0           $0            $0          $0           $0            $0            $0             $0             $0
   70         $0           $0            $0          $0           $0            $0            $0             $0             $0
   75         $0           $0            $0          $0           $0            $0            $0             $0             $0
   80         $0           $0            $0          $0           $0            $0            $0             $0             $0

---------- --------- --------------- ------------ ---------- -------------- ------------ ------------- --------------- -------------

(1) Values will be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loan has been made. Excessive loans or withdrawals may cause the policy to lapse because of insufficient net cash value. There is no stipulated maturity date for the policy. The policy may continue in force beyond the policy anniversary nearest the insured's 115th birthday if the insured is still living, subject to all policy provisions.

*The death benefit is maintained under the 10 year no-lapse guarantee.

$0 amount in the net cash value column indicates that the policy, as illustrated, lapsed without value, except for those years in which an asterisk (*) follows the $0 amount in the net cash value column. The hypothetical investment rates of return are illustrative only. They are not a representation of past or future investment rates of return. Investment results may be more or less than those shown. Investment results will depend on investment allocations and the different investment rates of return for the portfolios. These hypothetical investment rates of return may not be achieved for any one year or sustained over any period. The gross rates of return shown do not reflect the deductions of the charges and expenses of the portfolios. Taking into account the assumed 0.85% charge for portfolio management fees and operation expenses, the gross annual rates of investment return of 0%, 6% and 10% correspond to net annual rates of -0.85%, 5.15% and 9.15%, respectively. The death benefit, accumulation value, and net cash value for a policy would be different from those shown if actual gross rates of return averaged 0%, 6%, or 10 % over a period of years but fluctuated above or below those averages for individual policy years. They would also be different if any partial surrenders or policy loans were made.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the separate account at December 31, 2007 and for each of the two years in the period then ended, and the statutory-basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company, and Life Investors Insurance Company of America (which, it is anticipated, will merge into its affiliate Transamerica Life Insurance Company on October 2, 2008), at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50409, an independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

The statutory-basis financial statements and schedules of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America (which, it is anticipated, will merge into its affiliate Transamerica Life Insurance Company on October 2, 2008) that are included in this Statement of Additional Information should be distinguished from the U.S. G.A.A.P.-basis financial statements of the separate account (also included herein) and should be considered only as bearing on our ability to meet our obligations under the policy. The financial statements of Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America should not be considered as bearing on the safety or investment performance of the assets held in the separate account.

..

Unaudited Pro Forma Condensed Financial Information

The following schedules show financial information after giving effect to the mergers of Life Investors Insurance Company of America and Transamerica Occidental Life Insurance Company into Transamerica Life Insurance Company as if those mergers had occurred on an earlier date (which we refer to as "pro forma" information).

In presenting the pro forma balance sheet, we assumed that the mergers had occurred by December 31, 2007. In presenting the pro forma income statement information for each of the three years ended December 31, 2007, we assumed that the mergers had occurred on January 1, 2005, January 1, 2006, and January 1, 2007, respectively.

The unaudited pro forma condensed financial data are not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the mergers occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of Life Investors Insurance Company of America, Transamerica Occidental Life Insurance Company, and Transamerica Life Insurance Company, which are included in this Statement of Additional Information in this registration statement on Form N-6.



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                  TOLIC             LIICA

1.      Bonds                                                                        $16,471,095,521     $6,976,787,445
2.      Stocks:

         2.1   Preferred stocks                                                         554,862,947       145,648,034

         2.2   Common stocks                                                          2,227,768,280        12,382,045
3.      Mortgage loans on real estate:

         3.1   First liens                                                            4,545,013,789     1,080,994,130
         3.2   Other than first liens                                                             0                 0
4.      Real estate

         4.1   Properties occupied by the company                                                 0        71,309,002

         4.2   Properties held for production of income                                     186,207        37,275,908

         4.3   Properties held for sale                                                   8,812,169           693,481

5.      Cash, cash equivalents and short-term investments                               574,047,643       157,173,685

6.      Contract loans (including $ 0 premium notes)                                    390,493,955       207,383,207

7.      Other invested assets                                                         1,832,339,752       249,165,460

8.      Receivable for securities                                                         1,799,374           849,084
9.      Aggregate write-ins for invested assets                                                   0                 0
                                                                                  ------------------ -----------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                            26,606,419,637     8,939,661,481
                                                                                  ------------------ -----------------
11.    Title plants less $......0 charged off (for Title insurers only)                           0                 0

12.    Investment income due and accrued                                                295,138,837        93,437,711
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                              120,328,047         (511,278)
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                               123,325,884        28,212,751
         13.3.  Accrued retrospective premiums                                                    0                 0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                       67,100,681         6,888,631
         14.2  Funds held by or deposited with reinsured companies                       57,060,075                 0
         14.3  Other amounts receivable under reinsurance contracts                     194,609,658               562
15.    Amounts receivable relating to uninsured plans                                             0                 0
16.1  Current federal and foreign income tax recoverable and interest thereon                     0                 0
16.2  Net deferred tax asset                                                            132,025,702        65,663,340
17.    Guaranty funds receivable or on deposit                                              323,361           580,105
18.    Electronic data processing equipment and software                                          0                 0
19.    Furniture and equipment, including health care delivery assets ($0)                        0                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                     0                 0
21.    Receivable from parent, subsidiaries and affiliates                              169,099,032       105,565,050
22.    Health care ($0) and other amounts receivable                                              0                 0
23.    Aggregate write-ins for other than invested assets                               469,782,109       283,386,232

                                                                                  ------------------ -----------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                     28,235,213,023     9,522,884,585
                                                                                  ------------------ -----------------
25.    From Separate Accounts Statement                                               2,776,744,947       505,064,943
                                                                                  ------------------ -----------------
26.    Total (Lines 24 and 25)                                                     $31,011,957,970    $10,027,949,528

                                                                                  ================== =================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $0                  $0

                                                                                  ------------------ -----------------

                                                                                  $0                  $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                  ================== =================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                 $  58,214,391     $   9,308,500
  Company owned life insurance                                                                    0       269,910,412
  Reinsurance deposit receivable                                                        120,581,750                 0
  Modco Asset                                                                           107,558,829                 0
Estimated premium tax offsets related to the provision for future GFA                             0         2,569,573
  Goodwill from assumption reinsurance with subsidiary                                   69,719,253                 0
  General Agent Pension fund                                                             76,748,178                 0
  Investment broker receivables                                                           2,029,029                 0

  Investment receivables                                                                 34,930,679         1,597,747
                                                                                  ------------------ -----------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                               $  469,782,109       $283,386,232
                                                                                  ================== =================

LIABILITIES                                                                             TOLIC             LIICA

1.      Aggregate reserve for life contracts                                         $12,715,170,945  $6,317,025,786

2.      Aggregate reserve for accident and health contracts                             219,556,406     1,936,157,947

3.      Liability for deposit-type contracts                                          9,198,790,890       172,945,108
4.      Contract claims:

         4.1   Life                                                                     282,711,435        37,240,224

         4.2   Accident and health                                                       47,080,205        86,284,014

5.      Policyholders' dividends and coupons due and unpaid                                 101,647           188,611
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                         10,045,885         1,935,433
         6.2   Dividends not yet apportioned                                                      0                 0
         6.3   Coupons and similar benefits                                                       0                 0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                         0                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                      6,084,553         4,936,985
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                            0                 0

          9.2   Provision for experience rating refunds                                  18,038,966        4,045,883

          9.3   Other amounts payable on reinsurance                                     80,302,979       17,540,201

          9.4   Interest Maintenance Reserve                                            236,189,340      53,009,815

10.     Commissions to agents due or accrued                                              4,242,900        17,192,911

11.     Commissions and expense allowances payable on reinsurance assumed                84,744,662                0

12.     General expenses due or accrued                                                  25,441,746       55,805,831

13 .    Transfers to Separate Accounts due or accrued                                   (78,921,306)     (8,158,431)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes          24,093,685       16,761,182

15.1.  Current federal and foreign income taxes                                          68,806,798       28,170,196
15.2.  Net deferred tax liability                                                                 0         0

16.     Unearned investment income                                                       10,082,051        1,213,079

17.     Amounts withheld or retained by company as agent or trustee                      53,454,095       54,927,019

18.     Amounts held for agents' account, including agents' credit balance                5,899,676         2,684,995

19.     Remittances and items not allocated                                             183,471,609       9,178,406
20.     Net adjustment in assets and liabilities due to foreign exchange rates                    0                 0
21.     Liability for benefits for employees and agents if not included above            79,755,255                 0
22.     Borrowed money and interest thereon                                                       0                 0
23.     Dividends to stockholders declared and unpaid                                             0                 0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                 548,657,355       180,815,663
          24.2  Reinsurance in unauthorized companies                                    48,805,499         2,486,536
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                              236,452,209        45,074,354
          24.4  Payable to parent, subsidiaries and affiliates                          158,861,026        54,663,750
          24.5  Drafts outstanding                                                                0                 0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                             0                 0
          24.7  Funds held under coinsurance                                             14,695,237         6,456,560
          24.8  Payable for securities                                                   21,599,643         8,476,343
          24.9  Capital notes and interest thereon                                                0                 0
25.     Aggregate write-ins for liabilities                                             419,521,995       (6,648,035)
                                                                                  ------------------
                                                                                                     -----------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                  24,723,737,386     9,100,410,366
                                                                                  ------------------ -----------------
27.     From Separate Accounts Statement                                              2,690,282,323       505,064,943
                                                                                  ------------------ -----------------
28.     Total liabilities (Line 26 and 27)
                                                                                  $27,414,019,709    $9,605,475,309   $
                                                                                  ================== =================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                         $34,151,375        $0
  Derivatives                                                                            39,691,781           653,849
  Municipal reverse repurchase agreement                                                270,370,204                 0
  Securities lending liability                                                           76,850,608                 0
  Case level liability                                                                            0                 0

 Amounts incurred related to separate account reinsurance agreements              (1,541,973)             (9,551,884)
  Interest payable on surplus notes                                                               0         2,250,000
  Provision for liquidity guarantees                                                              0                 0
                                                                                  ------------------ -----------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        $419,521,995        $(6,648,035)
                                                                                  ================== =================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                            $13,801,463        $1,685,910

30.     Preferred capital stock                                                          13,793,325         1,250,000
31.     Aggregate write-ins for other than special surplus funds                                  0                 0
32.     Surplus notes                                                                             0       150,000,000
33.     Gross paid in and contributed surplus                                         1,672,352,407       236,007,130
34.     Aggregate write-ins for special surplus funds                                             0                 0
35.     Unassigned funds (surplus)                                                    1,897,991,066        33,531,179
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                     0                 0
          36.2  Preferred shares                                                                  0                 0
37.     Surplus (Total lines 31+32+33+34+35-36)                                       3,570,343,473       419,538,309
                                                                                  ------------------ -----------------
38.     Totals of Lines 29, 30 and 37                                                 3,597,938,261       422,474,219
                                                                                  ------------------ -----------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                  $31,011,957,970     $10,027,949,528
                                                                                  ================== =================


*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007


                                                                                         TOLIC               LIICA
Premiums and annuity considerations for life and accident and health
contracts                                                                              $2,141,476,715        $ 649,355,631

Considerations for supplementary contracts with life contingencies                         2,249,072             3,806,501

Net investment income                                                                  1,399,174,410           519,953,214

Amortization of Interest Maintenance Reserve (IMR)                                        20,514,274             6,773,775
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                             -                     0

Commissions and expense allowances on reinsurance ceded                                   50,454,233            26,503,415

Reserve adjustments on reinsurance ceded                                               (116,343,582)           156,087,276
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                    20,373,287             1,187,879
Charges and fees for deposit-type contracts                                                        0                     0

Aggregate write-ins for miscellaneous income                                              48,600,570           158,109,757
                                                                                    ----------------- ---------------------

Totals (Lines 1 to 8.3)                                                                3,566,498,979         1,521,777,448
                                                                                    ----------------- ---------------------
Death benefits                                                                                                 142,352,351
                                                                                         919,055,481

Matured endowments (excluding guaranteed annual pure endowments)                             733,803                19,368

Annuity benefits                                                                         558,322,804            73,973,016

Disability benefits and benefits under accident and health contracts                      36,021,536           192,775,061

Coupons, guaranteed annual pure endowments and similar benefits                              294,991                     0

Surrender benefits and withdrawals for life contracts                                    949,303,022
Group conversions                                                                                  0                     0

Interest and adjustments on contract or deposit-type contract funds                      522,225,095            12,740,280

Payments on supplementary contracts with life contingencies                                  788,640            10,503,489
Increase in aggregate reserves for life and accident and health contracts                179,024,519         (282,924,028)
                                                                                    ----------------- ---------------------
Totals (Lines 10 to 19)                                                                 3,165,769,891          149,439,537

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                             295,370,354           151,185,372

Commissions and expense allowances on reinsurance assumed                                440,757,712             5,247,636

General insurance expenses                                                               271,424,231           137,172,128

Insurance taxes, licenses and fees, excluding federal income taxes                        55,354,643            37,949,473

Increase in loading on deferred and uncollected premiums                                   (740,961)             (610,457)

Net transfers to or (from) Separate Accounts net of reinsurance                        (285,933,858)           135,085,264

Aggregate write-ins for deductions                                                     (294,395,170)           225,774,395
                                                                                    ----------------- ---------------------

Totals (Lines 20 to 27)                                                                3,647,606,842           841,243,348
                                                                                    ----------------- ---------------------
Net gain from operations before dividends to policyholders and federal
income taxes (Line 9 minus Line 28)                                                     (81,107,863)           680,534,100
Dividends to policyholders                                                                14,928,629             1,954,570
                                                                                    ----------------- ---------------------
Net gain from operations after dividends to policyholders and before                                           678,579,530
federal income taxes (Line 29 minus Line 30)                                            (96,036,492)
Federal and foreign income taxes incurred (excluding tax on capital gains)                53,910,554            77,825,003
                                                                                    ----------------- ---------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                      (149,947,046)            87,017,347
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                    51,961,527            32,114,918
                                                                                    -----------------
                                                                                                      ---------------------
Net income (Line 33 plus Line 34)                                                      $(97,985,519)         $ 119,132,265


                                                                                    ================= =====================

Capital and surplus, December 31, prior year                                          $2,892,148,063       $   633,891,809

Net income (Line 35)                                                                    (97,985,519)           119,132,265

Change in net unrealized capital gains (losses)                                          622,460,069            57,021,984

Change in net unrealized foreign exchange capital gain (loss)                            (1,178,693)             9,385,532

Change in net deferred income tax                                                          3,469,371           147,058,467

Change in nonadmitted assets and related items                                            49,561,249         (131,793,805)

Change in liability for reinsurance in unauthorized companies                           (17,324,610)               330,486
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                (12,676,668)           (2,178,864)

Change in asset valuation reserve                                                       (15,025,583)          (72,500,139)
Change in treasury stock                                                                           0                     0
Surplus (contributed to) withdrawn from Separate Accounts during period                            0                     0

Other changes in surplus in Separate Accounts Statement                                   11,706,314                     0
Change in surplus notes                                                                            0                     0
Cumulative effect of changes in accounting principles                                              0                     0
Capital changes:
Paid in                                                                                            0                     0
Transferred from surplus (Stock Dividend)                                                          0                     0
Transferred to surplus                                                                             0                     0
Surplus adjustment:

Paid in                                                                                  (1,522,262)         (274,101,730)
Transferred to capital (Stock Dividend)                                                            0                     0
Transferred from capital                                                                           0                     0

Change in surplus as a result of reinsurance                                             364,306,530            66,228,214

Dividends to stockholders                                                              (200,000,000)         (130,000,000)
Aggregate write-ins for gains and losses in surplus                                                0                     0
                                                                                    ----------------- ---------------------

Net change in capital and surplus (Lines 37 through 53)                                  705,790,198         (211,417,590)
                                                                                    ----------------- ---------------------
Capital and surplus as of statement date (Lines 36 + 54)                               $3,597,938,261      $   422,474,219

                                                                                    ================= =====================


Miscellanous income                                                                     $ 37,317,517         $      13,384
Income earned on company owned life insurance                                                      0            10,085,039
Reinsurance transaction - Modco interest adjustment                                                0             3,346,270
Foreign currency translation adjustment                                                     (59,811)                     0
Reinsurance premium on inforce transaction                                                         0                     0
Receivable for deposit accounting of reinsurance treaty                                    7,625,686                     0
Amoritization of goodwill                                                                  1,433,396                     0
Consideration on reinsurance transaction                                                   2,283,782           144,665,064
                                                                                    -----------------     -----------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                    $48,600,570          $   158,109,757
                                                                                    ================= =====================




Consideration paid on reinsurance transaction                                                     $0                    $0

Experience refunds                                                                      (44,728,866)               754,946
Fines and penalties                                                                          277,149                 5,075
Recapture commission expense allowance                                                             0                     0
Funds withheld ceded investment income                                                     8,943,792            16,426,984
Reinsurance transaction-Modco interest adjustment                                      (258,887,245)            38,399,116
Change in case liability                                                                           0                     0
Interest on surplus notes                                                                          0             9,001,200
Modco reinsurance premium paid                                                                     0           173,147,401
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                             0             (900,117)
Foreign currency translation adjustment                                                            0          (11,060,210)
Change in provision for liquidity guarantees                                                       0                     0
                                                                                    ----------------- ---------------------


TOTAL WRITE-INS FOR LINE 27                                                         $(294,395,170)     $225,774,395
                                                                                    ================= =====================




Non life subsidiary transaction                                                                   $0                    $0
Correction to an error                                                                             0                     0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                             0                     0
                                                                                    ----------------- ---------------------


TOTAL WRITE-INS FOR LINE 53                                                                        $0                    $0
                                                                                    ================= =====================



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                 TLIC            Elimination

1.      Bonds                                                                   5    $ 8,499,852,882        $    0
2.      Stocks:

         2.1   Preferred stocks                                                      1,329,680,509

         2.2   Common stocks                                                           260,304,528    (1,685,599,498)
3.      Mortgage loans on real estate:

         3.1   First liens                                                           6,038,593,884
         3.2   Other than first liens                                                            0
4.      Real estate

         4.1   Properties occupied by the company                                        6,160,325

         4.2   Properties held for production of income                                  2,463,189

         4.3   Properties held for sale                                                 20,268,161

5.      Cash, cash equivalents and short-term investments                            1,182,364,444       (60,900,000)

6.      Contract loans (including $ 0 premium notes)                                    92,977,680

7.      Other invested assets                                                        2,152,611,049

8.      Receivable for securities                                                       55,362,935
9.      Aggregate write-ins for invested assets                                                  0
                                                                                 ------------------ ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                           39,640,639,586    (1,746,499,498)
                                                                                 ------------------ ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                          0                  0

12.    Investment income due and accrued                                               767,992,938
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                               6,629,403
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                               14,193,127
         13.3.  Accrued retrospective premiums                                                   0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                       4,763,923
         14.2  Funds held by or deposited with reinsured companies                          70,000
         14.3  Other amounts receivable under reinsurance contracts                        243,730
15.    Amounts receivable relating to uninsured plans                                            0
16.1  Current federal and foreign income tax recoverable and interest thereon                    0
16.2  Net deferred tax asset                                                           139,589,476
17.    Guaranty funds receivable or on deposit                                           3,496,937
18.    Electronic data processing equipment and software                                         0
19.    Furniture and equipment, including health care delivery assets ($0)                       0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                    0
21.    Receivable from parent, subsidiaries and affiliates                              69,693,839       (62,722,047)
22.    Health care ($0) and other amounts receivable                                             0
23.    Aggregate write-ins for other than invested assets                              101,887,416      (134,210,826)
                                                                                                    ------------------
                                                                                 ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)                             (1,943,432,371)
                                                                                    40,749,200,375
                                                                                 ------------------ ------------------
25.    From Separate Accounts Statement                                             32,759,905,182                  0
                                                                                 ------------------ ------------------
26.    Total (Lines 24 and 25)                                                      $73,509,105,557    $(1,943,432,371)

                                                                                 ================== ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                   $0                  $0

                                                                                 ------------------ ------------------

                                                                                   $0                  $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                 ================== ==================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                $  78,782,393         $        0
  Company owned life insurance                                                                   0      (134,210,826)
  Reinsurance deposit receivable                                                                 0
  Modco Asset                                                                                    0
Estimated premium tax offsets related to the provision for future GFA                    7,029,975
  Goodwill from assumption reinsurance with subsidiary                                           0
  General Agent Pension fund                                                                     0
  Investment broker receivables                                                          7,250,726

  Investment receivables                                                                 8,824,322
                                                                                 ------------------ ------------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                               $ 101,887,416    $ (134,210,826)
                                                                                 ================== ==================

LIABILITIES                                                                            TLIC            Elimination

1.      Aggregate reserve for life contracts                                          $23,185,076,188    $ (134,210,826)

2.      Aggregate reserve for accident and health contracts                            896,257,764

3.      Liability for deposit-type contracts                                         5,962,782,893
4.      Contract claims:

         4.1   Life                                                                     33,849,123

         4.2   Accident and health                                                      43,078,282

5.      Policyholders' dividends and coupons due and unpaid                                  6,127
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                           548,983
         6.2   Dividends not yet apportioned                                                     0
         6.3   Coupons and similar benefits                                                      0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                        0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                     1,986,883
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                           0

          9.2   Provision for experience rating refunds                                12,077,405

          9.3   Other amounts payable on reinsurance                                   37,532,947

          9.4   Interest Maintenance Reserve                                         176,159,947

10.     Commissions to agents due or accrued                                            13,124,143

11.     Commissions and expense allowances payable on reinsurance assumed                  22,179

12.     General expenses due or accrued                                                32,903,886

13 .    Transfers to Separate Accounts due or accrued                               (472,791,102)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes        24,404,591

15.1.  Current federal and foreign income taxes                                       111,200,474
15.2.  Net deferred tax liability                                                        0

16.     Unearned investment income                                                     89,998,484

17.     Amounts withheld or retained by company as agent or trustee                    59,819,779

18.     Amounts held for agents' account, including agents' credit balance               3,107,218

19.     Remittances and items not allocated                                          135,840,492
20.     Net adjustment in assets and liabilities due to foreign exchange rates                   0
21.     Liability for benefits for employees and agents if not included above                    0
22.     Borrowed money and interest thereon                                                      0
23.     Dividends to stockholders declared and unpaid                                            0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                816,294,536
          24.2  Reinsurance in unauthorized companies                                   15,612,246
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                           6,940,284,362
          24.4  Payable to parent, subsidiaries and affiliates                         251,087,408      (123,622,047)
          24.5  Drafts outstanding                                                               0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                            0
          24.7  Funds held under coinsurance                                            68,460,817
          24.8  Payable for securities                                                 133,302,829
          24.9  Capital notes and interest thereon                                               0
25.     Aggregate write-ins for liabilities                                            187,472,626
                                                                                 ------------------ ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                             (257,832,873)
                                                                                 38,759,501,510
                                                                                 ------------------ ------------------
27.     From Separate Accounts Statement                                            32,759,854,549                  0
                                                                                 ------------------ ------------------
28.     Total liabilities (Line 26 and 27)
                                                                                $71,519,356,059     $(257,832,873)
                                                                                 ================== ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                        $0                  $0
  Derivatives                                                                         174,390,920
  Municipal reverse repurchase agreement                                              127,332,670
  Securities lending liability                                                                  0
  Case level liability                                                                 20,560,978

 Amounts incurred related to separate account reinsurance agreements            (135,361,547)
  Interest payable on surplus notes                                                             0
  Provision for liquidity guarantees                                                      549,605
                                                                                ------------------ ------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                       $ 187,472,626        $0
                                                                                ================== ==================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                           $3,169,550      $(18,656,923)

30.     Preferred capital stock                                                         1,302,550       (15,043,325)
31.     Aggregate write-ins for other than special surplus funds                                0
32.     Surplus notes                                                                           0
33.     Gross paid in and contributed surplus                                       1,437,881,244      (644,717,586)
34.     Aggregate write-ins for special surplus funds                                           0
35.     Unassigned funds (surplus)                                                  1,178,796,154    (1,007,181,665)
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                   0
          36.2  Preferred shares                                                      631,400,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                     1,985,277,398    (1,651,899,251)
                                                                                ------------------ ------------------
38.     Totals of Lines 29, 30 and 37                                               1,989,749,498    (1,685,599,498)
                                                                                ------------------ ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                  $73,509,105,557     $(1,943,432,371)
                                                                                ================== ==================


*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007


                                                                                        TLIC            Elimination
Premiums and annuity considerations for life and accident and health
contracts                                                                           $ 5,464,048,598           $      0

Considerations for supplementary contracts with life contingencies                       15,880,918

Net investment income                                                                 2,293,195,690

Amortization of Interest Maintenance Reserve (IMR)                                       14,770,752
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                        1,001

Commissions and expense allowances on reinsurance ceded                                  55,684,458

Reserve adjustments on reinsurance ceded                                              1,246,064,488
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                  418,290,862
Charges and fees for deposit-type contracts                                                  70,178

Aggregate write-ins for miscellaneous income                                            358,165,135        (4,986,107)
                                                                                  ------------------ ------------------

Totals (Lines 1 to 8.3)                                                               9,866,172,080        (4,986,107)
                                                                                  ------------------ ------------------
Death benefits                                                                          143,572,323


Matured endowments (excluding guaranteed annual pure endowments)                              5,000

Annuity benefits                                                                      1,106,015,973

Disability benefits and benefits under accident and health contracts                    129,402,208

Coupons, guaranteed annual pure endowments and similar benefits                                   0

Surrender benefits and withdrawals for life contracts                                 8,253,614,972
Group conversions                                                                                 0

Interest and adjustments on contract or deposit-type contract funds                     308,633,389

Payments on supplementary contracts with life contingencies                              11,329,893
Increase in aggregate reserves for life and accident and health contracts           (3,812,586,391)        (4,986,107)
                                                                                  ------------------ ------------------
Totals (Lines 10 to 19)                                                               6,139,987,367        (4,986,107)

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                            443,352,341

Commissions and expense allowances on reinsurance assumed                                 8,908,124

General insurance expenses                                                              268,194,532

Insurance taxes, licenses and fees, excluding federal income taxes                       39,076,280

Increase in loading on deferred and uncollected premiums                                (1,928,632)

Net transfers to or (from) Separate Accounts net of reinsurance                       1,649,322,749

Aggregate write-ins for deductions                                                    1,251,486,141
                                                                                  ------------------ ------------------

Totals (Lines 20 to 27)                                                               9,798,398,902        (4,986,107)
                                                                                  ------------------ ------------------
Net gain from operations before dividends to policyholders and federal                                               0
income taxes (Line 9 minus Line 28)                                                      67,773,178
Dividends to policyholders                                                                  533,716
                                                                                  ------------------ ------------------
Net gain from operations after dividends to policyholders and before                     67,239,462                  0
federal income taxes (Line 29 minus Line 30)
Federal and foreign income taxes incurred (excluding tax on capital gains)               55,469,797
                                                                                  ------------------ ------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                        11,769,665                  0
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                  229,722,404                  0
                                                                                  ------------------ ------------------

Net income (Line 33 plus Line 34)                                                    $  241,492,069                  $

                                                                                                                     0
                                                                                  ================== ==================

Capital and surplus, December 31, prior year                                        $ 2,042,778,170     $(486,810,337)

Net income (Line 35)                                                                    241,492,069                  0

Change in net unrealized capital gains (losses)                                         122,039,227      (520,371,328)

Change in net unrealized foreign exchange capital gain (loss)                             6,860,909

Change in net deferred income tax                                                       (6,995,750)

Change in nonadmitted assets and related items                                           51,328,586

Change in liability for reinsurance in unauthorized companies                          (15,612,246)
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                (1,735,513)

Change in asset valuation reserve                                                      (13,282,538)
Change in treasury stock                                                              (573,400,000)
Surplus (contributed to) withdrawn from Separate Accounts during period                       1,001

Other changes in surplus in Separate Accounts Statement                                    (65,415)
Change in surplus notes                                                                           0
Cumulative effect of changes in accounting principles                                             0
Capital changes:
Paid in                                                                                           0       (33,700,248)
Transferred from surplus (Stock Dividend)                                                         0
Transferred to surplus                                                                            0
Surplus adjustment:

Paid in                                                                                     112,850      (644,717,586)
Transferred to capital (Stock Dividend)                                                           0
Transferred from capital                                                                          0

Change in surplus as a result of reinsurance                                            187,828,148

Dividends to stockholders                                                              (51,600,000)
Aggregate write-ins for gains and losses in surplus                                               0
                                                                                  ------------------ ------------------

Net change in capital and surplus (Lines 37 through 53)                                (53,028,672)    (1,198,789,161)
                                                                                  ------------------ ------------------
Capital and surplus as of statement date (Lines 36 + 54)                            $ 1,989,749,498  $ (1,685,599,498)

                                                                                  ================== ==================


Miscellanous income                                                                  $  104,222,957          $       0
Income earned on company owned life insurance                                                     0
Reinsurance transaction - Modco interest adjustment                                               0        (4,986,107)
Foreign currency translation adjustment                                                           0
Reinsurance premium on inforce transaction                                                        0
Receivable for deposit accounting of reinsurance treaty                                           0
Amoritization of goodwill                                                                         0
Consideration on reinsurance transaction                                                253,942,178
                                                                                 ---------------------------------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                        358,165,135        (4,986,107)
                                                                                  ================== ==================




Consideration paid on reinsurance transaction                                          $607,720,860        $0

Experience refunds                                                                  $     2,826,905
Fines and penalties                                                                         317,371
Recapture commission expense allowance                                                            0
Funds withheld ceded investment income                                                  557,486,733
Reinsurance transaction-Modco interest adjustment                                        66,113,752
Change in case liability                                                                 20,560,978
Interest on surplus notes                                                                         0
Modco reinsurance premium paid                                                                    0
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                            0
Foreign currency translation adjustment                                                           0
Change in provision for liquidity guarantees                                            (3,540,458)
                                                                                  ------------------ ------------------


TOTAL WRITE-INS FOR LINE 27                                                         $1,251,486,141      $0
                                                                                  ================== ==================




Non life subsidiary transaction                                                                $0                $0
Correction to an error                                                                          0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                          0
                                                                                ------------------ ------------------


TOTAL WRITE-INS FOR LINE 53                                                                     $0               $0
                                                                                ================== ==================


Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America

As of December 31, 2007

ASSETS                                                                                   Dec 31, 2007 Total

1.      Bonds                                                                              $51,947,735,848
2.      Stocks:

         2.1   Preferred stocks                                                               2,030,191,490

         2.2   Common stocks                                                          A         814,855,355
3.      Mortgage loans on real estate:

         3.1   First liens                                                                   11,664,601,803
         3.2   Other than first liens                                                                     0
4.      Real estate

         4.1   Properties occupied by the company                                                77,469,327

         4.2   Properties held for production of income                                          39,925,304

         4.3   Properties held for sale                                                          29,773,811

5.      Cash, cash equivalents and short-term investments                             E       1,852,685,772

6.      Contract loans (including $ 0 premium notes)                                            690,854,842

7.      Other invested assets                                                                 4,234,116,261

8.      Receivable for securities                                                                58,011,393
9.      Aggregate write-ins for invested assets                                                           0
                                                                                 ------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                                    73,440,221,206
                                                                                 ------- -------------------
11.    Title plants less $......0 charged off (for Title insurers only)                                   0

12.    Investment income due and accrued                                                      1,156,569,486
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                      126,446,172
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                       165,731,762
         13.3.  Accrued retrospective premiums                                                            0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                               78,753,235
         14.2  Funds held by or deposited with reinsured companies                               57,130,075
         14.3  Other amounts receivable under reinsurance contracts                             194,853,950
15.    Amounts receivable relating to uninsured plans                                                     0
16.1  Current federal and foreign income tax recoverable and interest thereon                             0
16.2  Net deferred tax asset                                                                    337,278,518
17.    Guaranty funds receivable or on deposit                                                    4,400,403
18.    Electronic data processing equipment and software                                                  0
19.    Furniture and equipment, including health care delivery assets ($0)                                0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                             0
21.    Receivable from parent, subsidiaries and affiliates                         E            281,635,874
22.    Health care ($0) and other amounts receivable                                                      0
23.    Aggregate write-ins for other than invested assets                          D            720,844,931
                                                                                 ------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)                    76,563,865,612

                                                                                 ------- -------------------
25.    From Separate Accounts Statement                                                      36,041,715,072
                                                                                 ------- -------------------
26.    Total (Lines 24 and 25)                                                             $112,605,580,684

                                                                                 ======= ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                             $0

                                                                                 ------- -------------------

                                                                                             $0
TOTAL OF ASSETS WRITE-INS FOR LINES 9
                                                                                 ======= ===================

DETAILS OF ASSET WRITE-INS (Line 23)
  Accounts receivable                                                                       $   146,305,284
  Company owned life insurance                                                        D         135,699,586
  Reinsurance deposit receivable                                                                120,581,750
  Modco Asset                                                                                   107,558,829
Estimated premium tax offsets related to the provision for future GFA                             9,599,548
  Goodwill from assumption reinsurance with subsidiary                                           69,719,253
  General Agent Pension fund                                                                     76,748,178
  Investment broker receivables                                                                   9,279,755

  Investment receivables                                                                         45,352,748
                                                                                 ------- -------------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                                      $   720,844,931
                                                                                 ======= ===================

LIABILITIES                                                                              Dec 31, 2007 Total

1.      Aggregate reserve for life contracts                                         D     $ 42,083,062,093

2.      Aggregate reserve for accident and health contracts                                   3,051,972,117

3.      Liability for deposit-type contracts                                                 15,334,518,891
4.      Contract claims:

         4.1   Life                                                                             353,800,782

         4.2   Accident and health                                                              176,442,501

5.      Policyholders' dividends and coupons due and unpaid                                         296,385
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment                                                 12,530,301
         6.2   Dividends not yet apportioned                                                              0
         6.3   Coupons and similar benefits                                                               0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                             13,008,421
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                    0

          9.2   Provision for experience rating refunds                                         34,162,254

          9.3   Other amounts payable on reinsurance                                           135,376,127

          9.4   Interest Maintenance Reserve                                                  465,359,102

10.     Commissions to agents due or accrued                                                     34,559,954

11.     Commissions and expense allowances payable on reinsurance assumed                       84,766,841

12.     General expenses due or accrued                                                        114,151,463

13 .    Transfers to Separate Accounts due or accrued                                        (559,870,839)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                 65,259,458

15.1.  Current federal and foreign income taxes                                                208,177,468
15.2.  Net deferred tax liability                                                                 0

16.     Unearned investment income                                                             101,293,614

17.     Amounts withheld or retained by company as agent or trustee                            168,200,893

18.     Amounts held for agents' account, including agents' credit balance                       11,691,889

19.     Remittances and items not allocated                                                   328,490,507
20.     Net adjustment in assets and liabilities due to foreign exchange rates                            0
21.     Liability for benefits for employees and agents if not included above                    79,755,255
22.     Borrowed money and interest thereon                                                               0
23.     Dividends to stockholders declared and unpaid                                                     0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                       1,545,767,554
          24.2  Reinsurance in unauthorized companies                                            66,904,281
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                    7,221,810,925
          24.4  Payable to parent, subsidiaries and affiliates                     D            340,990,137
          24.5  Drafts outstanding                                                                        0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                     0
          24.7  Funds held under coinsurance                                                     89,612,614
          24.8  Payable for securities                                                          163,378,815
          24.9  Capital notes and interest thereon                                                        0
25.     Aggregate write-ins for liabilities                                                     600,346,586
                                                                                 ------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                  72,325,816,389

                                                                                 ------- -------------------
27.     From Separate Accounts Statement                                                     35,955,201,815
                                                                                 ------- -------------------
28.     Total liabilities (Line 26 and 27)
                                                                                         $ 108,281,018,204
                                                                                 ======= ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

  Deferred derivative gain/loss                                                                $34,151,375
  Derivatives                                                                                  214,736,550
  Municipal reverse repurchase agreement                                                       397,702,874
  Securities lending liability                                                                  76,850,608
  Case level liability                                                                          20,560,978

 Amounts incurred related to separate account reinsurance agreements                         (146,455,404)
  Interest payable on surplus notes                                                              2,250,000
  Provision for liquidity guarantees                                                               549,605
                                                                                ------- -------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                                    $600,346,586
                                                                                ======= ===================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                     A/B/C                   $0

30.     Preferred capital stock                                                   B/C             1,302,550
31.     Aggregate write-ins for other than special surplus funds                                          0
32.     Surplus notes                                                                           150,000,000
33.     Gross paid in and contributed surplus                                    A/B/C        2,701,523,196
34.     Aggregate write-ins for special surplus funds                                                     0
35.     Unassigned funds (surplus)                                                 A          2,103,136,734
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                             0
          36.2  Preferred shares                                                                631,400,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                               4,323,259,930
                                                                                 ------- -------------------
38.     Totals of Lines 29, 30 and 37                                                         4,324,562,480
                                                                                 ------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)
                                                                                            $112,605,580,684
                                                                                 ======= ===================
                                                                                                        (0)

*This  balance  sheet is a  consolidation  of the  December 31, 2007 NAIC Annual
Statement  balance sheets for Transamerica  Occidental Life Insurance  Company ,
Transamerica  Life  Insurance  Company and Life Investors  Insurance  Company of
America.

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2007

                                                                                             Dec 31, 2007
                                                                                              Total
Premiums and annuity considerations for life and accident and health
contracts                                                                                 $ 8,254,880,944

Considerations for supplementary contracts with life contingencies                             21,936,491

Net investment income                                                                       4,212,323,314

Amortization of Interest Maintenance Reserve (IMR)                                             42,058,801
Separate Accounts net gain from operations excluding unrealized gains or
losses                                                                                              1,001

Commissions and expense allowances on reinsurance ceded                                       132,642,106

Reserve adjustments on reinsurance ceded                                                    1,285,808,182
Miscellaneous Income:
Income from fees associated with investment management, administration and contract guarantees

from Separate Accounts                                                                        439,852,028
Charges and fees for deposit-type contracts                                                        70,178

Aggregate write-ins for miscellaneous income                                         D        559,889,355
                                                                                - ----- ------------------

Totals (Lines 1 to 8.3)                                                                    14,949,462,400
                                                                                - ----- ------------------
Death benefits                                                                              1,204,980,155


Matured endowments (excluding guaranteed annual pure endowments)                                  758,171

Annuity benefits                                                                            1,738,311,793

Disability benefits and benefits under accident and health contracts                          358,198,805

Coupons, guaranteed annual pure endowments and similar benefits                                   294,991

Surrender benefits and withdrawals for life contracts                                       9,202,917,994
Group conversions                                                                                       0

Interest and adjustments on contract or deposit-type contract funds                           843,598,764

Payments on supplementary contracts with life contingencies                                    22,622,022
Increase in aggregate reserves for life and accident and health contracts            D    (3,921,472,007)
                                                                                - ----- ------------------
Totals (Lines 10 to 19)                                                                     9,450,210,688

Commissions on premiums, annuity considerations and deposit-type contract
funds (direct business only)                                                                  889,908,067

Commissions and expense allowances on reinsurance assumed                                     454,913,472

General insurance expenses                                                                    676,790,891

Insurance taxes, licenses and fees, excluding federal income taxes                            132,380,396

Increase in loading on deferred and uncollected premiums                                      (3,280,050)

Net transfers to or (from) Separate Accounts net of reinsurance                             1,498,474,155

Aggregate write-ins for deductions                                                          1,182,865,366
                                                                                - ----- ------------------

Totals (Lines 20 to 27)                                                                    14,282,262,985
                                                                                - ----- ------------------
Net gain from operations before dividends to policyholders and federal                        667,199,415
income taxes (Line 9 minus Line 28)
Dividends to policyholders                                                                     17,416,915
                                                                                - ----- ------------------
Net gain from operations after dividends to policyholders and before                          649,782,500
federal income taxes (Line 29 minus Line 30)
Federal and foreign income taxes incurred (excluding tax on capital gains)                    187,205,354
                                                                                - ----- ------------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized

capital gains or (losses) (Line 31 minus Line 32)                                             462,577,146
Net realized capital gains or (losses) less capital gains tax and
transferred to the IMR                                                                        313,798,849
                                                                                - ----- ------------------

Net income (Line 33 plus Line 34)                                                          $  776,375,995


                                                                                = ===== ==================

Capital and surplus, December 31, prior year                                         A    $ 5,082,007,705

Net income (Line 35)                                                                          776,375,995

Change in net unrealized capital gains (losses)                                      A        281,149,952

Change in net unrealized foreign exchange capital gain (loss)                                  15,067,748

Change in net deferred income tax                                                             143,532,088

Change in nonadmitted assets and related items                                               (30,903,970)

Change in liability for reinsurance in unauthorized companies                                (32,606,370)
Change in reserve on account of change in valuation basis, (increase) or
decrease                                                                                     (16,591,045)

Change in asset valuation reserve                                                           (100,808,260)
Change in treasury stock                                                                    (573,400,000)
Surplus (contributed to) withdrawn from Separate Accounts during period                             1,001

Other changes in surplus in Separate Accounts Statement                                        11,640,899
Change in surplus notes                                                                                 0
Cumulative effect of changes in accounting principles                                                   0
Capital changes:
Paid in                                                                                      (33,700,248)
Transferred from surplus (Stock Dividend)                                                               0
Transferred to surplus                                                                                  0
Surplus adjustment:

Paid in                                                                                     (920,228,728)
Transferred to capital (Stock Dividend)                                                                 0
Transferred from capital                                                                                0

Change in surplus as a result of reinsurance                                                  618,362,892

Dividends to stockholders                                                                   (381,600,000)
Aggregate write-ins for gains and losses in surplus                                                     0
                                                                                - ----- ------------------

Net change in capital and surplus (Lines 37 through 53)                                     (243,708,045)
                                                                                - ----- ------------------
Capital and surplus as of statement date (Lines 36 + 54)                                  $ 4,838,299,660

                                                                                = ===== ==================


Miscellanous income                                                                        $  141,553,858
Income earned on company owned life insurance                                                  10,085,039
Reinsurance transaction - Modco interest adjustment                                  D        (1,639,837)
Foreign currency translation adjustment                                                          (59,811)
Reinsurance premium on inforce transaction                                                              0
Receivable for deposit accounting of reinsurance treaty                                         7,625,686
Amoritization of goodwill                                                                       1,433,396
Consideration on reinsurance transaction                                                      400,891,024
                                                                                ------------------------------

TOTAL WRITE-INS FOR LINE 8.3
                                                                                              559,889,355
                                                                                = ===== ==================




Consideration paid on reinsurance transaction                                                $607,720,860

Experience refunds                                                                           (41,147,015)
Fines and penalties                                                                               599,595
Recapture commission expense allowance                                                                  0
Funds withheld ceded investment income                                                        582,857,509
Reinsurance transaction-Modco interest adjustment                                           (154,374,377)
Change in case liability                                                                       20,560,978
Interest on surplus notes                                                                       9,001,200
Modco reinsurance premium paid                                                                173,147,401
Reinsurance transaction - Modco reserve adjustment reinsurance assumed                          (900,117)
Foreign currency translation adjustment                                                      (11,060,210)
Change in provision for liquidity guarantees                                                  (3,540,458)
                                                                                - ----- ------------------


TOTAL WRITE-INS FOR LINE 27                                                               $1,182,865,366
                                                                                = ===== ==================




Non life subsidiary transaction                                                                      $0
Correction to an error                                                                                0
Contributed surplus related to stock appreciation rights plan of indirect
parent                                                                                                0
                                                                                ----- ------------------


TOTAL WRITE-INS FOR LINE 53                                                                          $0
                                                                                ===== ==================


Note:  Eliminations would all be on Investment and Corporate centers



Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)               3,169,550
         Excess paid for TLIC stock beyond par value                                      675,248,283
                                                                                     ----------------------------
           Total cost of TLIC stock                                                       678,417,833
                                                                                     ----------------------------
         TOLIC's value in TLIC as of 12/31/07                                          1,685,599,498
         TOLIC's value in TLIC as of 12/31/06                                          1,165,228,170
         Unrealized gain as of 12/31/07                                                1,007,181,665
         Unrealized gain as of 12/31/06                                                   486,810,337


DR       Pg 3, Ln 29 - Common Capital Stock                                                 3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                  675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 -
                        Unassigned surplus                                                520,371,328
DR       Pg 4, Ln 36 - C&S as of 12/31/06 -- Pg 3, Ln 35 - Unassigned surplus             486,810,337
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                               1,685,599,498


B - Reflect cancellation of TOLIC's common stock held by TIHI and preferred stock held by TA Corp:

         TIHI owned 1,104,117 shares of common stock at $12.50 par value                    13,801,463
         TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value   0          13,793,325
                                                                                     ----------------------------
                                                                                            27,594,788
                                                                                     ============================
TIHI:
DR       Pg 3, ln 29 - Common Capital Stock                                                 13,801,463
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                  13,801,463

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                              13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                         13,793,325

TOLIC stock shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge TOLIC into TLIC, TIHI shall receive TLIC
Common Stock equal in value to the fair market value of the TOLIC Common Stock that is deemed cancelled and TA Corp shall receive Series B Preferred Stock from TLIC equal in value to the fair market value of the TOLIC Voting Preferred Stock that is deemed cancelled.


C    - Reflect  cancellation of LIICA's common and preferred stock held by AEGON
     USA, Inc.:

        AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value              1,685,910
     AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value              1,250,000
                                                                                     ----------------------------
                                                                                              2,935,910
                                                                                     ============================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                   1,685,910
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                  1,685,910

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus(not housed here though)                                          1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                   134,210,826
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                        134,210,826

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance             4,986,107
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident
                        and health contracts                                                  4,986,107


E - Reverse intercompany recievables/payables between TLIC, TOLIC and LIICA outstanding:

DR       Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                   123,622,047
CR       Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                                                  60,900,000
CR       Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                               62,722,047



----------------------------------------------------------------------------------- -------------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                 (1,685,599,498)
         Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                      (60,900,000)
         Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                   (62,722,047)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                           (134,210,826)
                                                                                    -------------------------------
           Total Asset Adjustment                                                       (1,943,432,371)
                                                                                    ===============================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                 (134,210,826)
         Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                    (123,622,047)
                                                                                    -------------------------------
           Total Liability Adjustment                                                      (257,832,873)
                                                                                    -------------------------------


         Pg 3, ln 29 - Common Capital Stock                                                  (18,656,923)
         Pg 3, ln 30 - Preferred Capital Stock                                               (15,043,325)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                   (644,717,586)
         Pg 3, Ln 35 - Unassigned                                                       (1,007,181,665)
                                                                                    -------------------------------
           Total Equity Adjustment                                                      (1,685,599,498)
                                                                                    -------------------------------

                                                                                    -------------------------------
           Total Equity & Liability Adjustment                                          (1,943,432,371)
                                                                                    ===============================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance          (4,986,107)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and
                                health contracts                                            (4,986,107)
                                                                                     -------------------------------
           Total Net Income                                                                          -
                                                                                     ===============================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                 (486,810,337)
         Pg 4, Ln 37 - Net Income                                                                    -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                 (520,371,328)
         Pg 4, Ln 41 - Change in non-admitted assets                                                 -
         Pg 4, Ln 50.1 - Capital paid in                                                   (33,700,248)
         Pg 4, Ln 51.1 - Surplus paid in                                                  (644,717,586)
                                                                                   -------------------------------
           Total Unassigned Adjustment                                                  (1,685,599,498)
                                                                                   ===============================




Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company and
Transamerica Occidental Life Insurance Company
As of December 31, 2006


ASSETS                                                                                 TOLIC             TLIC

1.      Bonds                                                                     $16,762,581,664    $32,604,471,993
2.      Stocks:

         2.1   Preferred stocks                                                       727,952,578      1,690,179,269

         2.2   Common stocks                                                        1,716,705,647        475,377,594
3.      Mortgage loans on real estate:

         3.1   First liens                                                          4,332,561,859      5,760,667,026
         3.2   Other than first liens                                                           0                  0
4.      Real estate

         4.1   Properties occupied by the company                                               0          6,237,324

         4.2   Properties held for production of income                                   186,207          2,466,437

         4.3   Properties held for sale                                                 8,684,731         21,508,271

5.      Cash, cash equivalents and short-term investments                             280,874,752      1,214,965,122

6.      Contract loans (including $ 0 premium notes)                                  387,464,911        130,144,075

7.      Other invested assets                                                       1,580,243,337      1,543,091,168

8.      Receivable for securities                                                      70,258,897          6,651,022
9.      Aggregate write-ins for invested assets                                                 0                  0
                                                                                  ---------------- ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                          25,867,514,583     43,455,759,301
                                                                                  ---------------- ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                         0                  0

12.    Investment income due and accrued                                              308,325,607        853,243,642
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                            196,261,210          4,715,867
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                             128,295,432         15,728,356
         13.3.  Accrued retrospective premiums                                                  0                  0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                     32,452,595          1,546,723
         14.2  Funds held by or deposited with reinsured companies                     54,749,174             70,000
         14.3  Other amounts receivable under reinsurance contracts                   109,461,662          1,296,984
15.    Amounts receivable relating to uninsured plans                                           0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon                   0                  0
16.2  Net deferred tax asset                                                           99,886,396        108,342,046
17.    Guaranty funds receivable or on deposit                                            341,840          3,931,107
18.    Electronic data processing equipment and software                                        0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                      0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                   0                  0
21.    Receivable from parent, subsidiaries and affiliates                            506,949,329        503,880,836
22.    Health care ($0) and other amounts receivable                                            0                  0
23.    Aggregate write-ins for other than invested assets                             464,162,158        106,007,386

                                                                                  ---------------- ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                  27,768,399,986   45,054,522,248
                                                                                  ---------------- ------------------
25.    From Separate Accounts Statement                                             2,575,661,321     28,875,012,600
                                                                                  ---------------- ------------------
26.    Total (Lines 24 and 25)                                                                      $73,929,534,848
                                                                                  $30,344,061,307
                                                                                  ================ ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                $
                                                                                  0                0
                                                                                  ---------------- ------------------

                                                                                  $                $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                0
                                                                                  ================ ==================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                   $                $
  Accounts receivable                                                             44,374,258       65,267,826
  Reinsurance deposit receivable                                                      112,956,064                  0
  Modco Asset                                                                          98,998,390                  0
  Estimated premium tax offsets related to the provision for future GFA                         0          7,043,040
  Goodwill from assumption reinsurance with subsidiary                                 78,993,433                  0
  General Agent Pension fund                                                           73,035,576                  0
  Investment broker receivables                                                         5,786,537         19,941,048

  Investment receivables                                                               50,017,900         13,755,472
                                                                                  ---------------- ------------------

                                                                                   $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            464,162,158       $   106,007,386
                                                                                  ================ ==================


LIABILITIES                                                                            TOLIC              TLIC
                                                                                                   $
1.      Aggregate reserve for life contracts                                      $12,552,586,605  27,079,068,369

2.      Aggregate reserve for accident and health contracts                           190,439,558        812,961,117

3.      Liability for deposit-type contracts                                        9,230,956,687      7,085,285,142
4.      Contract claims:

         4.1   Life                                                                   227,838,913         35,142,878

         4.2   Accident and health                                                     74,552,208         39,502,288

5.      Policyholders' dividends and coupons due and unpaid                                92,744              6,393
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                  10,034,341            536,067
         6.2   Dividends not yet apportioned                                                    0                  0
         6.3   Coupons and similar benefits                                                     0                  0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                       0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                    4,952,877          2,103,609
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                          0                  0

          9.2   Provision for experience rating refunds                                17,896,716         11,186,840

          9.3   Other amounts payable on reinsurance                                  133,993,269          9,746,446

          9.4   Interest Maintenance Reserve                                          228,881,905        159,355,848

10.     Commissions to agents due or accrued                                            3,146,576         16,636,229

11.     Commissions and expense allowances payable on reinsurance assumed              72,917,943                  0

12.     General expenses due or accrued                                                38,396,805         22,906,246

13 .    Transfers to Separate Accounts due or accrued                                (71,838,094)      (482,081,615)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes        19,941,708         29,511,344

15.1.  Current federal and foreign income taxes                                        66,302,847         20,922,654
15.2.  Net deferred tax liability                                                               0                  0

16.     Unearned investment income                                                     15,840,242        103,497,911

17.     Amounts withheld or retained by company as agent or trustee                    39,564,607         67,882,591

18.     Amounts held for agents' account, including agents' credit balance             16,803,932          1,080,462

19.     Remittances and items not allocated                                           180,032,663        167,888,989
20.     Net adjustment in assets and liabilities due to foreign exchange rates                  0                  0
21.     Liability for benefits for employees and agents if not included above          75,778,184                  0
22.     Borrowed money and interest thereon                                           312,668,680        493,335,650
23.     Dividends to stockholders declared and unpaid                                           0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                               533,631,772        803,011,998
          24.2  Reinsurance in unauthorized companies                                  31,480,889                  0
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                            174,398,042      5,884,895,649
          24.4  Payable to parent, subsidiaries and affiliates                        157,228,320        230,656,261
          24.5  Drafts outstanding                                                              0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                           0                  0
          24.7  Funds held under coinsurance                                           14,682,614         66,074,566
          24.8  Payable for securities                                                  1,358,662         90,397,550
          24.9  Capital notes and interest thereon                                              0                  0
25.     Aggregate write-ins for liabilities                                           596,446,018        260,347,643
                                                                                  ---------------- ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)       24,951,008,233   43,011,859,125
                                                                                  ---------------- ------------------
27.     From Separate Accounts Statement                                            2,500,905,011     28,874,897,553
                                                                                  ---------------- ------------------
28.     Total liabilities (Line 26 and 27)                                                          $
                                                                                  $27,451,913,244  71,886,756,678
                                                                                  ================ ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                   $               $
  Deferred derivative gain/loss                                                   36,394,375       0
  Derivatives                                                                          34,389,187        157,036,930
  Municipal reverse repurchase agreement                                              455,262,336        156,180,401
  Securities lending liability                                                         72,131,594                  0

Amounts incurred related to separate account reinsurance agreements                   (1,731,474)       (56,959,751)
  Provision for liquidity guarantees                                                            0          4,090,063
                                                                                  ---------------- ------------------

                                                                                   $                $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        596,446,018      260,347,643
                                                                                  ================ ==================

SURPLUS AND OTHER FUNDS
                                                                                   $                $
29.     Common capital stock                                                      13,801,463       3,169,550

30.     Preferred capital stock                                                        13,793,325          1,302,550
31.     Aggregate write-ins for other than special surplus funds                                0                  0
32.     Surplus notes                                                                           0                  0
33.     Gross paid in and contributed surplus                                       1,673,874,669      1,437,768,394
34.     Aggregate write-ins for special surplus funds                                           0                  0
35.     Unassigned funds (surplus)                                                  1,190,678,606        658,537,676
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                   0                  0
          36.2  Preferred shares                                                                0         58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                     2,864,553,275      2,038,306,070
                                                                                  ---------------- ------------------
38.     Totals of Lines 29, 30 and 37                                               2,892,148,063      2,042,778,170
                                                                                  ---------------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $                $
                                                                                  30,344,061,307   73,929,534,848
                                                                                  ================ ==================



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
As of December 31, 2006

                                                                                                              TLIC Dec 31,
ASSETS                                                                            Elimination                 2006 Total

1.      Bonds                                                                                 $0             $49,367,053,657
2.      Stocks:

         2.1   Preferred stocks                                                                                2,418,131,847

         2.2   Common stocks                                                     (1,165,227,935)        A      1,026,855,306
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                    10,093,228,885
         3.2   Other than first liens                                                                                      0
4.      Real estate

         4.1   Properties occupied by the company                                                                  6,237,324

         4.2   Properties held for production of income                                                            2,652,644

         4.3   Properties held for sale                                                                           30,193,002

5.      Cash, cash equivalents and short-term investments                                                      1,495,839,874

6.      Contract loans (including $ 0 premium notes)                                                             517,608,986

7.      Other invested assets                                                                                  3,123,334,505

8.      Receivable for securities                                                                                 76,909,919
9.      Aggregate write-ins for invested assets                                                0                           0
                                                                                ----------------- -------- ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        (1,165,227,935)              68,158,045,949
                                                                                ----------------- -------- ------------------
11.    Title plants less $......0 charged off (for Title insurers only)                        0                           0

12.    Investment income due and accrued                                                                       1,161,569,249
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                       200,977,077
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                        144,023,788
         13.3.  Accrued retrospective premiums                                                                             0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                                33,999,318
         14.2  Funds held by or deposited with reinsured companies                                                54,819,174
         14.3  Other amounts receivable under reinsurance contracts                                              110,758,646
15.    Amounts receivable relating to uninsured plans                                                                      0
16.1  Current federal and foreign income tax recoverable and interest thereon                                              0
16.2  Net deferred tax asset                                                                                     208,228,442
17.    Guaranty funds receivable or on deposit                                                                     4,272,947
18.    Electronic data processing equipment and software                                                                   0
19.    Furniture and equipment, including health care delivery assets ($0)                                                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                              0
21.    Receivable from parent, subsidiaries and affiliates                         (156,125,732)  C              854,704,433
22.    Health care ($0) and other amounts receivable                                                                       0
23.    Aggregate write-ins for other than invested assets                                      0                 570,169,544
                                                                                ----------------- -------- ------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)        (1,321,353,667)              71,501,568,567

                                                                                ----------------- -------- ------------------
25.    From Separate Accounts Statement                                                        0              31,450,673,921
                                                                                ----------------- -------- ------------------
26.    Total (Lines 24 and 25)                                                                              $
                                                                                $(1,321,353,667)           102,952,242,488
                                                                                ================= ======== ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                $                          $
                                                                                0                          0
                                                                                ----------------- -------- ------------------

                                                                                $                          $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                           0                          0
                                                                                ================= ======== ==================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                $                           $
  Accounts receivable                                                           0                          109,642,084
  Reinsurance deposit receivable                                                                                 112,956,064
  Modco Asset                                                                                                     98,998,390
  Estimated premium tax offsets related to the provision for future GFA                                            7,043,040
  Goodwill from assumption reinsurance with subsidiary                                                            78,993,433
  General Agent Pension fund                                                                                      73,035,576
  Investment broker receivables                                                                                   25,727,585

  Investment receivables                                                                                          63,773,372
                                                                                ----------------- -------- ------------------

                                                                                $                           $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                          0                          570,169,544
                                                                                ================= ======== ==================

                                                                                                             TLIC Dec 31,
LIABILITIES                                                                       Elimination                 2006 Total
                                                                                $                          $
1.      Aggregate reserve for life contracts                                    0                          39,631,654,974

2.      Aggregate reserve for accident and health contracts                                                    1,003,400,675

3.      Liability for deposit-type contracts                                                                  16,316,241,829
4.      Contract claims:

         4.1   Life                                                                                              262,981,791

         4.2   Accident and health                                                                               114,054,496

5.      Policyholders' dividends and coupons due and unpaid                                                           99,137
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                             10,570,408
         6.2   Dividends not yet apportioned                                                                               0
         6.3   Coupons and similar benefits                                                                                0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                               7,056,486
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                     0

          9.2   Provision for experience rating refunds                                                           29,083,556

          9.3   Other amounts payable on reinsurance                                                             143,739,715

          9.4   Interest Maintenance Reserve                                                                     388,237,753

10.     Commissions to agents due or accrued                                                                      19,782,805

11.     Commissions and expense allowances payable on reinsurance assumed                                         72,917,943

12.     General expenses due or accrued                                                                           61,303,051

13 .    Transfers to Separate Accounts due or accrued                                                          (553,919,709)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                                   49,453,052

15.1.  Current federal and foreign income taxes                                                                   87,225,501
15.2.  Net deferred tax liability                                                                                          0

16.     Unearned investment income                                                                               119,338,153

17.     Amounts withheld or retained by company as agent or trustee                                              107,447,198

18.     Amounts held for agents' account, including agents' credit balance                                        17,884,394

19.     Remittances and items not allocated                                                                      347,921,652
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                             0
21.     Liability for benefits for employees and agents if not included above                                     75,778,184
22.     Borrowed money and interest thereon                                                                      806,004,330
23.     Dividends to stockholders declared and unpaid                                                                      0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                        1,336,643,770
          24.2  Reinsurance in unauthorized companies                                                             31,480,889
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                     6,059,293,691
          24.4  Payable to parent, subsidiaries and affiliates                     (156,125,732)  C              231,758,849
          24.5  Drafts outstanding                                                                                         0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                      0
          24.7  Funds held under coinsurance                                                                      80,757,180
          24.8  Payable for securities                                                                            91,756,212
          24.9  Capital notes and interest thereon                                                                         0
25.     Aggregate write-ins for liabilities                                                    0                 856,793,661
                                                                                ----------------- -------- ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)        (156,125,732)              67,806,741,626
                                                                                ----------------- -------- ------------------
27.     From Separate Accounts Statement                                                       0              31,375,802,564
                                                                                ----------------- -------- ------------------
28.     Total liabilities (Line 26 and 27)                                       $                          $
                                                                                (156,125,732)              99,182,544,190
                                                                                ================= ======== ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                $                           $
  Deferred derivative gain/loss                                                 0                          36,394,375
  Derivatives                                                                                                    191,426,117
  Municipal reverse repurchase agreement                                                                         611,442,737
  Securities lending liability                                                                                    72,131,594

Amounts incurred related to separate account reinsurance agreements                                             (58,691,225)
  Provision for liquidity guarantees                                                                               4,090,063
                                                                                ----------------- -------- ------------------

                                                                                $                           $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                          856,793,661
                                                                                ================= ======== ==================

SURPLUS AND OTHER FUNDS
                                                                                 $                          $
29.     Common capital stock                                                    (10,209,113)       A/B/D   6,761,900

30.     Preferred capital stock                                                     (12,927,425)    B/D            2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                           0
32.     Surplus notes                                                                                                      0
33.     Gross paid in and contributed surplus                                      (655,281,296)   A/B/D       2,456,361,768
34.     Aggregate write-ins for special surplus funds                                                                      0
35.     Unassigned funds (surplus)                                                 (486,810,102)     A         1,362,406,180
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                              0
          36.2  Preferred shares                                                                                  58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                  (1,142,091,398)               3,760,767,948
                                                                                ----------------- -------- ------------------
38.     Totals of Lines 29, 30 and 37                                            (1,165,227,935)               3,769,698,298
                                                                                ----------------- -------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                      $                          $
                                                                                (1,321,353,667)            102,952,242,488
                                                                                ================= ======== ==================
                                                                                                                         (0)







Note:  Eliminations would all be on Investment and Corporate centers




Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006


                                                                                                     TOLIC             TLIC

                                                                                                                  $
      1  Premiums and annuity considerations for life and accident and health contracts          $1,963,450,184  4,898,100,892

      2  Considerations for supplementary contracts with life contingencies                             721,615        11,684,477

      3  Net investment income                                                                    1,376,785,455     2,376,911,350

      4  Amortization of Interest Maintenance Reserve (IMR)                                          21,348,694        21,795,120

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                124,869           (2,100)

      6  Commissions and expense allowances on reinsurance ceded                                  (337,912,739)       187,362,953

      7  Reserve adjustments on reinsurance ceded                                                 (179,964,354)     1,234,063,701
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                      22,237,353       369,935,745
    8.2  Charges and fees for deposit-type contracts                                                          0            82,844

    8.3  Aggregate write-ins for miscellaneous income                                             1,128,918,537        93,688,498
                                                                                                 --------------- -----------------

      9  Totals (Lines 1 to 8.3)                                                                  3,995,709,614  9,193,623,480
                                                                                                 --------------- -----------------
     10  Death benefits                                                                                               115,216,706
                                                                                                    842,926,755

     11  Matured endowments (excluding guaranteed annual pure endowments)                               817,405                 0

     12  Annuity benefits                                                                           575,850,069     1,150,495,630

     13  Disability benefits and benefits under accident and health contracts                        31,935,438       113,547,063

     14  Coupons, guaranteed annual pure endowments and similar benefits                                296,311                 0

     15  Surrender benefits and withdrawals for life contracts                                      911,212,326     7,291,737,852
     16  Group conversions                                                                                    0                 0

     17  Interest and adjustments on contract or deposit-type contract funds                        482,615,737       308,799,178

     18  Payments on supplementary contracts with life contingencies                                    824,969        28,393,846
     19  Increase in aggregate reserves for life and accident and health contracts                1,122,286,031   (3,732,972,401)
                                                                                                 --------------- -----------------
     20  Totals (Lines 10 to 19)                                                                                    5,275,217,874
                                                                                                  3,968,765,041
         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                             325,580,603       427,951,350

     22  Commissions and expense allowances on reinsurance assumed                                  341,087,035         7,467,419

     23  General insurance expenses                                                                 233,280,302       253,635,985

     24  Insurance taxes, licenses and fees, excluding federal income taxes                          46,292,981        41,256,338

     25  Increase in loading on deferred and uncollected premiums                                   (4,104,109)         (347,984)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                          (221,422,238)     2,417,520,893

     27  Aggregate write-ins for deductions                                                       (230,113,221)       416,041,471
                                                                                                 --------------- -----------------

     28  Totals (Lines 20 to 27)                                                                  4,459,366,394     8,838,743,346
                                                                                                 --------------- -----------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)
                                                                                                   (463,656,780)       354,880,134
     30  Dividends to policyholders                                                                  14,297,883           557,281
                                                                                                   --------------- -----------------
1  Net gain from operations after dividends to policyholders and before federal income taxes                            354,322,853
   (Line 29 minus Line 30)                                                                          (477,954,663)
2  Federal and foreign income taxes incurred (excluding tax on capital gains)                          10,624,371       136,412,051
                                                                                                   --------------- -----------------
3  Net gain from operations after dividends to policyholders and federal income taxes and before realized

   capital gains or (losses) (Line 31 minus Line 32)                                                (488,579,034)       217,910,802
4  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR            27,241,898       114,487,577
                                                                                                   --------------- -----------------
5  Net income (Line 33 plus Line 34)

                                                                                                $(461,337,136)  $332,398,379
                                                                                                =============== =================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                                $
     36  Capital and surplus, December 31, prior year                                           $2,132,653,000  2,418,045,214

     37  Net income (Line 35)                                                                   (461,337,136)        332,398,379

     38  Change in net unrealized capital gains (losses)                                        868,313,628          105,009,753

     39  Change in net unrealized foreign exchange capital gain (loss)                          1,371,641            (3,601,764)

     40  Change in net deferred income tax                                                      88,455,087            91,020,729

     41  Change in nonadmitted assets and related items                                         (61,645,473)        (98,041,129)

     42  Change in liability for reinsurance in unauthorized companies                          (9,082,141)           17,263,978
     43  Change in reserve on account of change in valuation basis, (increase) or decrease          0                 0

     44  Change in asset valuation reserve                                                       (153,971,050)     (139,820,742)
     45  Change in treasury stock                                                                            0      (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                       449,869            17,907

     47  Other changes in surplus in Separate Accounts Statement                                     5,042,846            60,329

     48  Change in surplus notes                                                                 (200,000,000)     (575,000,000)

     49  Cumulative effect of changes in accounting principles                                         303,856       (1,665,036)
     50  Capital changes:

   50.1  Paid in                                                                                         8,125                 0
   50.2  Transferred from surplus (Stock Dividend)                                                           0                 0
   50.3  Transferred to surplus                                                                              0                 0
     51  Surplus adjustment:

   51.1  Paid in                                                                                     5,595,501         1,008,412
   51.2  Transferred to capital (Stock Dividend)                                                             0                 0
   51.3  Transferred from capital                                                                            0                 0

   51.4  Change in surplus as a result of reinsurance                                              735,081,660         4,640,038

     52  Dividends to stockholders                                                                (54,068,236)      (69,803,167)

     53  Aggregate write-ins for gains and losses in surplus                                       (5,023,114)        19,245,269
                                                                                             --------------- -----------------

     54  Net change in capital and surplus (Lines 37 through 53)                                759,495,063     (375,267,044)
                                                                                             --------------- -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                            $2,892,148,063   $2,042,778,170

                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                              $               $
         Miscellanous income                                                                 26,027,168      93,688,498
         Foreign currency translation adjustment                                                (2,529,101)                 0
         Reinsurance premium on inforce transaction                                             141,417,787                 0
         Receivable for deposit accounting of reinsurance treaty                                  7,141,664                 0
         Amoritization of goodwill                                                                1,433,396                 0
         Consideration on reinsurance transaction                                               955,427,623                 0
                                                                                             --------------- -----------------

         TOTAL WRITE-INS FOR LINE 8.3                                                        $1,128,918,537   $ 93,688,498

                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                     $(23,921,643)    $(322,717)
         Fines and penalties                                                                       (50,399)           389,189
         Recapture commission expense allowance                                                  56,734,000                 0
         Funds withheld ceded investment income                                                  28,655,467       295,277,359
         Reinsurance transaction-Modco interest adjustment                                    (303,163,986)        87,204,477
         Interest on surplus notes                                                               11,633,340        33,446,433
         Change in provision for liquidity guarantees                                                     0            46,730
                                                                                             --------------- -----------------

                                                                                                              $
         TOTAL WRITE-INS FOR LINE 27                                                         $(230,113,221)  416,041,471
                                                                                             =============== =================

DETAILS OF  WRITE-INS (Line 53)

                                                                                              $              $
         Non life subsidiary transaction                                                     (8,125)         0
         Correction to an error                                                                           0        20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent       (5,014,989)       (1,235,063)
                                                                                             --------------- -----------------

                                                                                              $               $
         TOTAL WRITE-INS FOR LINE 53                                                         (5,023,114)     19,245,269
                                                                                             =============== =================


         Note:  Eliminations would all be on Investment and Corporate centers




Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006


                                                                                                 Elimination

                                                                                               $
      1  Premiums and annuity considerations for life and accident and health contracts        0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income
                                                                                               ---------------- -------

      9  Totals (Lines 1 to 8.3)                                                                             0
                                                                                               ---------------- -------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts
                                                                                               ---------------- -------
     20  Totals (Lines 10 to 19)                                                                             0

     21  Commissions on premiums, annuity considerations and deposit-type contract funds direct business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions
                                                                                               ---------------- -------

     28  Totals (Lines 20 to 27)                                                                             0
                                                                                               ---------------- -------
     29  Net gain from operations before dividends to policyholders and federal
                income taxes (Line 9 minus Line 28)                                                           0

     30  Dividends to policyholders
                                                                                               ---------------- -------
     31  Net gain from operations after dividends to policyholders and
                before federal income taxes (Line 29 minus Line 30)                                          0

     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                               ---------------- -------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized
         capital gains or (losses) (Line 31 minus Line 32)                                                   0
     34  Net realized capital gains or (losses) less capital gains tax and                                   0
           transferred to the IMR                                                               ---------------- -------
     35  Net income (Line 33 plus Line 34)                                                                  $0
                                                                                               ================ =======

CAPITAL AND SURPLUS ACCOUNT

     36  Capital and surplus, December 31, prior year                                           $(229,077,631)       A

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                         (257,732,471)       A

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase)
                or decrease
     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                  (23,136,538)  A/B/D
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                 (655,281,296)  A/B/D
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                               ---------------- -------

     54  Net change in capital and surplus (Lines 37 through 53)                                 (936,150,304)
                                                                                               ---------------- -------
     55  Capital and surplus as of statement date (Lines 36 + 54)
                                                                                               $(1,165,227,935)
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                               $
         Miscellanous income                                                                   0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                               ---------------- -------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                               $
                                                                                               0
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 27)

                                                                                               $
         Experience refunds                                                                    0
         Fines and penalties
         Recapture commission expense allowance
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Interest on surplus notes
         Change in provision for liquidity guarantees
                                                                                               ---------------- -------

                                                                                               $
         TOTAL WRITE-INS FOR LINE 27                                                           0
                                                                                               ================ =======

DETAILS OF  WRITE-INS (Line 53)

                                                                                               $
         Non life subsidiary transaction                                                                  0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                               ---------------- -------

                                                                                               $
         TOTAL WRITE-INS FOR LINE 53                                                           0
                                                                                               ================ =======


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company and Transamerica Occidental Life Insurance Company
For Year Ending December 31, 2006

                                                                                               TLIC Dec 31, 2006
                                                                                                     Totals


      1  Premiums and annuity considerations for life and accident and health contracts            $ 6,861,551,076

      2  Considerations for supplementary contracts with life contingencies                             12,406,092

      3  Net investment income                                                                       3,753,696,805

      4  Amortization of Interest Maintenance Reserve (IMR)                                             43,143,814

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                   122,769

      6  Commissions and expense allowances on reinsurance ceded                                     (150,549,786)

      7  Reserve adjustments on reinsurance ceded                                                    1,054,099,347
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                        392,173,098
    8.2  Charges and fees for deposit-type contracts                                                        82,844

    8.3  Aggregate write-ins for miscellaneous income                                                1,222,607,035
                                                                                               --------------------

      9  Totals (Lines 1 to 8.3)                                                                    13,189,333,094
                                                                                               --------------------
     10  Death benefits                                                                                958,143,461


     11  Matured endowments (excluding guaranteed annual pure endowments)                                  817,405

     12  Annuity benefits                                                                            1,726,345,699

     13  Disability benefits and benefits under accident and health contracts                          145,482,501

     14  Coupons, guaranteed annual pure endowments and similar benefits                                   296,311

     15  Surrender benefits and withdrawals for life contracts                                       8,202,950,178
     16  Group conversions                                                                                       0

     17  Interest and adjustments on contract or deposit-type contract funds                           791,414,915

     18  Payments on supplementary contracts with life contingencies                                    29,218,815
     19  Increase in aggregate reserves for life and accident and health contracts                 (2,610,686,370)
                                                                                               --------------------
     20  Totals (Lines 10 to 19)                                                                     9,243,982,915

     21  Commissions on premiums, annuity considerations and deposit-type contract funds
     direct business only)                                                                             753,531,953

     22  Commissions and expense allowances on reinsurance assumed                                     348,554,454

     23  General insurance expenses                                                                    486,916,287

     24  Insurance taxes, licenses and fees, excluding federal income taxes                             87,549,319

     25  Increase in loading on deferred and uncollected premiums                                      (4,452,093)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                             2,196,098,655

     27  Aggregate write-ins for deductions                                                            185,928,250
                                                                                               --------------------

     28  Totals (Lines 20 to 27)                                                                    13,298,109,740
                                                                                               --------------------
     29  Net gain from operations before dividends to policyholders and federal
                income taxes (Line 9 minus Line 28)                                                   (108,776,646)

     30  Dividends to policyholders                                                                     14,855,164
                                                                                               --------------------
     31  Net gain from operations after dividends to policyholders and
                before federal income taxes (Line 29 minus Line 30)                                  (123,631,810)

     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                    147,036,422
                                                                                               --------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized
         capital gains or (losses) (Line 31 minus Line 32)                                           (270,668,232)
     34  Net realized capital gains or (losses) less capital gains tax and                             141,729,475
           transferred to the IMR                                                               --------------------
     35  Net income (Line 33 plus Line 34)                                                            (128,938,757)
                                                                                               ====================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                $
     36  Capital and surplus, December 31, prior year                                          4,321,620,583

     37  Net income (Line 35)                                                                        (128,938,757)

     38  Change in net unrealized capital gains (losses)                                               715,590,910

     39  Change in net unrealized foreign exchange capital gain (loss)                                 (2,230,123)

     40  Change in net deferred income tax                                                             179,475,816

     41  Change in nonadmitted assets and related items                                              (159,686,602)

     42  Change in liability for reinsurance in unauthorized companies                                   8,181,837
     43  Change in reserve on account of change in valuation basis, (increase)                                   0
                or decrease
     44  Change in asset valuation reserve                                                           (293,791,792)
     45  Change in treasury stock                                                                     (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                           467,776

     47  Other changes in surplus in Separate Accounts Statement                                         5,103,175

     48  Change in surplus notes                                                                     (775,000,000)

     49  Cumulative effect of changes in accounting principles                                         (1,361,180)
     50  Capital changes:

   50.1  Paid in                                                                                      (23,128,413)
   50.2  Transferred from surplus (Stock Dividend)                                                               0
   50.3  Transferred to surplus                                                                                  0
     51  Surplus adjustment:

   51.1  Paid in                                                                                     (648,677,383)
   51.2  Transferred to capital (Stock Dividend)                                                                 0
   51.3  Transferred from capital                                                                                0

   51.4  Change in surplus as a result of reinsurance                                                  739,721,698

     52  Dividends to stockholders                                                                   (123,871,403)

     53  Aggregate write-ins for gains and losses in surplus                                            14,222,155
                                                                                               --------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                     (551,922,285)
                                                                                               --------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                               $
                                                                                                       3,769,698,298
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                $
         Miscellanous income                                                                          119,715,666
         Foreign currency translation adjustment                                                       (2,529,101)
         Reinsurance premium on inforce transaction                                                    141,417,787
         Receivable for deposit accounting of reinsurance treaty                                         7,141,664
         Amoritization of goodwill                                                                       1,433,396
         Consideration on reinsurance transaction                                                      955,427,623

                                                                                               --------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                           $

                                                                                                       1,222,607,035
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                $
         Experience refunds                                                                            (24,244,360)
         Fines and penalties                                                                               338,790
         Recapture commission expense allowance                                                         56,734,000
         Funds withheld ceded investment income                                                        323,932,826
         Reinsurance transaction-Modco interest adjustment                                           (215,959,509)
         Interest on surplus notes                                                                      45,079,773
         Change in provision for liquidity guarantees                                                       46,730
                                                                                               --------------------

                                                                                                $
         TOTAL WRITE-INS FOR LINE 27                                                                    185,928,250
                                                                                               ====================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                $
         Non life subsidiary transaction                                                                  (8,125)
         Correction to an error                                                                         20,480,332
         Contributed surplus related to stock appreciation rights plan of
                indirect parent                                                                        (6,250,052)
                                                                                               --------------------

                                                                                                $
         TOTAL WRITE-INS FOR LINE 53                                                           14,222,155
                                                                                               ====================


         Note:  Eliminations would all be on Investment and Corporate centers



4Q06 - Eliminations due to merger of TOLIC into TLIC on 10/1/08

A - Back-off TOLIC's ownership of TLIC's common shares:


          Original par paid for TLIC stock (316,955 shares w/par value of $10)                           3,169,550
          Excess paid for TLIC stock beyond par value                                                  675,248,283
                                                                                                -------------------
            Total cost of TLIC stock                                                                   678,417,833   Per GL
                                                                                                -------------------
          TOLIC's value in TLIC as of 12/31/06                                                       1,165,227,935
          TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                        907,495,464
          Unrealized gain as of 12/31/06                                                               486,810,102
          Unrealized gain as of 12/31/05                                                               229,077,631



DR        Pg 3, Ln 29 - Common Capital Stock                                                             3,169,550
DR        Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                              675,248,283
DR        Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus         257,732,471
DR        Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                         229,077,631
CR        Pg 2, Ln 2.2 - Investment in TLIC common stock                                                              1,165,227,935


          B - Reflect cancellation of TOLIC's common stock held by TSC (TIHI) and preferred stock held by TA Corp:


          TSC (TIHI) owned 1,104,117 shares of common stock at $12.50 par value                         13,801,463

          TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                -------------------

                                                                                                        27,594,788
                                                                                                ===================
TSC:

DR        Pg 3, ln 29 - Common Capital Stock                                                            13,801,463

CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,801,463

TA Corp:

DR        Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325

CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                       13,793,325


          C - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR        Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                               156,125,732
CR        Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                             156,125,732


          D - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC (TIHI) and TA Corp)


          TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value                          6,761,900

          TA Corp granted 86,590 shares of preferred stock at $10.00 par value                             865,900
                                                                                                -------------------

                                                                                                         7,627,800
                                                                                                ===================


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in               6,761,900

CR        Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                               6,761,900


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                 865,900

CR        Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                             865,900


----------------------------------------------------------------------------------------------- -------------------
Overview of entries by statutory financial lines:
          Pg 2, Ln 2.2 - Investment in TLIC common stock                                           (1,165,227,935)

          Pg 2, Ln 5 - Cash, cash equivalents and short-term investments                                         -
          Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                          (156,125,732)
                                                                                                -------------------
            Total Asset Adjustment                                                                 (1,321,353,667)
                                                                                                ===================

                                                                                                -------------------
          Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                             (156,125,732)
                                                                                                -------------------


          Pg 3, ln 29 - Common Capital Stock                                                          (10,209,113)

          Pg 3, ln 30 - Preferred Capital Stock                                                       (12,927,425)
          Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                            (655,281,296)
          Pg 3, Ln 35 - Unassigned                                                                   (486,810,102)
                                                                                                -------------------
            Total Equity Adjustment                                                                (1,165,227,935)
                                                                                                -------------------

                                                                                                -------------------
            Total Equity & Liability Adjustment                                                    (1,321,353,667)
                                                                                                ===================

          Pg 4, Ln 36 - C&S as of 12/31/06                                                           (229,077,631)
          Pg 4, Ln 38 - Chg in net unrealized capital gain                                           (257,732,471)

          Pg 4, Ln 41 - Change in non-admitted assets                                                            -

          Pg 4, Ln 50.1 - Capital paid in                                                             (23,136,538)
          Pg 4, Ln 51.1 - Surplus paid in                                                            (655,281,296)
                                                                                                -------------------
            Total Unassigned Adjustment                                                            (1,165,227,935)
                                                                                                ===================

--------- ----------------------------------------------------------------------------------- - -------------------



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006


ASSETS                                                                                  TOLIC             LIICA             TLIC


1.      Bonds                                                                  $16,762,581,664     $7,364,291,793   $32,604,471,993
2.      Stocks:

         2.1   Preferred stocks                                                   727,952,578         150,936,799     1,690,179,269

         2.2   Common stocks                                                      1,716,705,647       15,477,768      475,377,594
3.      Mortgage loans on real estate:

         3.1   First liens                                                        4,332,561,859       1,074,000,024   5,760,667,026
         3.2   Other than first liens                                                              0               0
4.      Real estate

         4.1   Properties occupied by the company                                                  0      70,957,387  6,237,324

         4.2   Properties held for production of income                           186,207             33,925,890      2,466,437

         4.3   Properties held for sale                                           8,684,731           4,695,869       21,508,271

5.      Cash, cash equivalents and short-term investments                         280,874,752         293,004,616     1,214,965,122

6.      Contract loans (including $ 0 premium notes)                              387,464,911         203,982,779     130,144,075

7.      Other invested assets                                                     1,580,243,337       313,812,735     1,543,091,168

8.      Receivable for securities                                                 70,258,897          74,828          6,651,022
9.      Aggregate write-ins for invested assets                                                    0               0
                                                                                  ------------------- --------------- --------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        25,867,514,583      9,525,160,488   43,455,759,301
                                                                                  ------------------- --------------- --------------
11.    Title plants less $........0 charged off (for Title insurers only)                          0               0

12.    Investment income due and accrued                                          308,325,607         101,753,247     853,243,642
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                        196,261,210         2,348,177       4,715,867
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                         128,295,432      30,102,791         15,728,356
         13.3.  Accrued retrospective premiums                                              0               0                  0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                 32,452,595       7,320,813          1,546,723
         14.2  Funds held by or deposited with reinsured companies                 54,749,174               0             70,000
         14.3  Other amounts receivable under reinsurance contracts               109,461,662           2,247          1,296,984
15.    Amounts receivable relating to uninsured plans                                       0               0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon               0               0                  0
16.2  Net deferred tax asset                                                       99,886,396      58,416,907        108,342,046
17.    Guaranty funds receivable or on deposit                                        341,840         898,680          3,931,107
18.    Electronic data processing equipment and software                                    0               0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                  0               0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates               0               0                  0
21.    Receivable from parent, subsidiaries and affiliates                        506,949,329     104,656,178        503,880,836
22.    Health care ($0) and other amounts receivable                                        0               0                  0
23.    Aggregate write-ins for other than invested assets                         464,162,158     288,852,823        106,007,386
                                                                                                                                  --
                                                                                -------------- --------------- ------------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                                 27,768,399,986      10,119,512,351  45,054,522,248
                                                                                 ------------------- --------------- ---------------
25.    From Separate Accounts Statement                                           2,575,661,321     186,704,196     28,875,012,600
                                                                                 ------------------- --------------- ---------------
26.    Total (Lines 24 and 25)                                                    $                   $               $
                                                                                 30,344,061,307      10,306,216,547  73,929,534,848
                                                                                 =================== =============== ===============

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                   $               $
                                                                                  0                   0               0
                                                                                  ------------------- --------------- --------------

                                                                                  $                   $               $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                   0               0
                                                                                  =================== =============== ==============

DETAILS OF ASSET WRITE-INS (Line 23)


  Accounts receivable                                                            $44,374,258      $16,977,701      $65,267,826
  Company owned life insurance                                                             0     260,462,460                  0
  Reinsurance deposit receivable                                                112,956,064               0                  0
  Modco Asset                                                                    98,998,390               0                  0
  Estimated premium tax offsets related to the provision for future GFA                   0       2,591,012          7,043,040
  Prepaid reinsurance payable                                                             0             298                  0
  Goodwill from assumption reinsurance with subsidiary                           78,993,433               0                  0
  General Agent Pension fund                                                     73,035,576               0                  0
  Investment broker receivables                                                   5,786,537       6,192,285         19,941,048

  Investment receivables                                                         50,017,900       2,629,067           13,755,472
                                                                                  ----------------- --------------- ---------------

TOTAL OF ASSETS WRITE-INS FOR LINES 23                                           $464,162,158        $288,852,823     $106,007,386
                                                                                  ================= =============== ===============


LIABILITIES                                                                             TOLIC             LIICA              TLIC

1.      Aggregate reserve for life contracts                                  $12,552,586,605      $6,797,410,467   $27,079,068,369

2.      Aggregate reserve for accident and health contracts                       190,439,558         1,736,518,431   812,961,117

3.      Liability for deposit-type contracts                                      9,230,956,687       179,016,187     7,085,285,142
4.      Contract claims:

         4.1   Life                                                               227,838,913         33,305,402      35,142,878

         4.2   Accident and health                                                74,552,208          119,571,338     39,502,288

5.      Policyholders' dividends and coupons due and unpaid                       92,744              150,608         6,393
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005            10,034,341       2,054,941            536,067
         6.2   Dividends not yet apportioned                                              0               0                  0
         6.3   Coupons and similar benefits                                               0               0                  0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                 0               0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                              4,952,877       4,268,817          2,103,609
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                    0               0                  0

          9.2   Provision for experience rating refunds                           17,896,716          3,290,937          11,186,840

          9.3   Other amounts payable on reinsurance                              133,993,269         15,673,503          9,746,446

          9.4   Interest Maintenance Reserve                                      228,881,905         56,002,456        159,355,848

10.     Commissions to agents due or accrued                                      3,146,576           18,628,005         16,636,229

11.     Commissions and expense allowances payable on reinsurance assumed         72,917,943          -                           0

12.     General expenses due or accrued                                           38,396,805          24,987,943         22,906,246

13 .    Transfers to Separate Accounts due or accrued                             (71,838,094)        (9,044,678)     (482,081,615)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   19,941,708          14,057,070         29,511,344

15.1.  Current federal and foreign income taxes                                   66,302,847          22,490,708         20,922,654
15.2.  Net deferred tax liability                                                         0               0              0

16.     Unearned investment income                                                15,840,242          1,254,356         103,497,911

17.     Amounts withheld or retained by company as agent or trustee               39,564,607          80,583,371         67,882,591

18.     Amounts held for agents' account, including agents' credit balance        16,803,932          2,758,041           1,080,462

19.     Remittances and items not allocated                                       180,032,663         10,318,963        167,888,989
20.     Net adjustment in assets and liabilities due to foreign exchange rates            0               0                0
21.     Liability for benefits for employees and agents if not included above    75,778,184               0                  0
22.     Borrowed money and interest thereon                                     312,668,680      21,789,862        493,335,650
23.     Dividends to stockholders declared and unpaid                                     0               0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                         533,631,772     108,315,524        803,011,998
          24.2  Reinsurance in unauthorized companies                            31,480,889       2,817,022                  0
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                      174,398,042      42,433,055      5,884,895,649
          24.4  Payable to parent, subsidiaries and affiliates                  157,228,320     117,070,450        230,656,261     (
          24.5  Drafts outstanding                                                        0               0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                     0               0                  0
          24.7  Funds held under coinsurance                                     14,682,614       5,804,376         66,074,566
          24.8  Payable for securities                                            1,358,662      74,657,588         90,397,550
          24.9  Capital notes and interest thereon                                        0               0                  0

25.     Aggregate write-ins for liabilities                                     596,446,018     (564,201)             260,347,643
                                                                                  -------------------                 -------------
                                                                                                      ---------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                 24,951,008,233      9,485,620,542   43,011,859,125
                                                                                  ------------------- --------------- -------------
27.     From Separate Accounts Statement                                           2,500,905,011     186,704,196     28,874,897,553
                                                                                  ------------------- --------------- -------------
28.     Total liabilities (Line 26 and 27)                                         $                   $               $
                                                                                27,451,913,244      9,672,324,738   71,886,756,678
                                                                                  =================== =============== =============

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                   $                  $               $
  Deferred derivative gain/loss                                                   36,394,375          0               0
  Derivatives                                                                        34,389,187         940,234        157,036,930
  Municipal reverse repurchase agreement                                            455,262,336               0        156,180,401
  Securities lending liability                                                       72,131,594               0                  0
  Interest payable on surplus notes                                                           0       2,250,000                  0

  Amounts incurred related to separate account reinsurance agreements             (1,731,474)         (3,754,435)     (56,959,751)
  Provision for liquidity guarantees                                                          0               0          4,090,063
                                                                                  ------------------- --------------- -------------

                                                                                   $                   $               $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        596,446,018         (564,201)       260,347,643
                                                                                  =================== =============== =============

SURPLUS AND OTHER FUNDS
                                                                                   $                   $               $
29.     Common capital stock                                                      13,801,463          1,685,910       3,169,550

30.     Preferred capital stock                                                   13,793,325          1,250,000        1,302,550
31.     Aggregate write-ins for other than special surplus funds                                   0               0
32.     Surplus notes                                                                          0     150,000,000                  0
33.     Gross paid in and contributed surplus                                      1,673,874,669     510,108,860      1,437,768,394
34.     Aggregate write-ins for special surplus funds                                          0               0                  0
35.     Unassigned funds (surplus)                                                 1,190,678,606    (29,152,961)        658,537,676
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                  0               0                  0
          36.2  Preferred shares                                                               0               0         58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                    2,864,553,275     630,955,899      2,038,306,070
                                                                                ----------------- --------------- ------------------
38.     Totals of Lines 29, 30 and 37                                              2,892,148,063     633,891,809      2,042,778,170
                                                                                ----------------- --------------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $                   $               $
                                                                                30,344,061,307      10,306,216,547  73,929,534,848
                                                                                =================== =============== ================


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2006

                                                                                                               TLIC Dec 31, 2006
ASSETS                                                                              Elimination                      Total


1.      Bonds                                                                     $0                            $56,731,345,450
2.      Stocks:

         2.1   Preferred stocks                                                                                     2,569,068,646

         2.2   Common stocks                                                       (1,165,227,935)      A           1,042,333,074
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                         11,167,228,909
         3.2   Other than first liens                                          0                                                0
4.      Real estate

         4.1   Properties occupied by the company                                                                      77,194,711

         4.2   Properties held for production of income                                                                36,578,534

         4.3   Properties held for sale                                                                                34,888,871

5.      Cash, cash equivalents and short-term investments                                                           1,788,844,490

6.      Contract loans (including $ 0 premium notes)                                                                  721,591,765

7.      Other invested assets                                                                                       3,437,147,240

8.      Receivable for securities                                                                                      76,984,747
9.      Aggregate write-ins for invested assets                                0                                                0
                                                                              --- ----------------- ---------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                          (1,165,227,935)                 77,683,206,437
                                                                              --- ----------------- ---------- -------------------
11.    Title plants less $........0 charged off (for Title insurers only)      0                 0                              0

12.    Investment income due and accrued                                                                       1,263,322,496
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                            203,325,254
         13.2   Deferred premiums, agents' balances and installments booked bu deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                    174,126,579
         13.3.  Accrued retrospective premiums                                                                         0
14.    Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                            41,320,131
         14.2  Funds held by or deposited with reinsured companies                                            54,819,174
         14.3  Other amounts receivable under reinsurance contracts                                          110,760,893
15.    Amounts receivable relating to uninsured plans                                                                  0
16.1  Current federal and foreign income tax recoverable and interest thereon                                          0
16.2  Net deferred tax asset                                                                                 266,645,349
17.    Guaranty funds receivable or on deposit                                                                 5,171,627
18.    Electronic data processing equipment and software                                                               0
19.    Furniture and equipment, including health care delivery assets ($0)                                             0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                          0
21.    Receivable from parent, subsidiaries and affiliates                    97,408,079)      E             918,078,264
22.    Health care ($0) and other amounts receivable                                                                   0
23.    Aggregate write-ins for other than invested assets                     29,861,806)      D             729,160,561
                                                                              ------------ ---------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)          (1,492,497,820)                 81,449,936,765

                                                                              - ----------------- ---------- -------------------
25.    From Separate Accounts Statement                                                     0                 31,637,378,117
                                                                              - ----------------- ---------- -------------------
26.    Total (Lines 24 and 25)                                                   $                            $
                                                                                (1,492,497,820)              113,087,314,882
                                                                              = ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                            $
                                                                                  0                            0
                                                                              --- ----------------- ---------- -------------------

                                                                                  $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                            0
                                                                              === ================= ========== ===================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                  $                             $
  Accounts receivable                                                             0                            126,619,785
  Company owned life insurance                                                   (129,861,806)      D             130,600,654
  Reinsurance deposit receivable                                                                            112,956,064
  Modco Asset                                                                                                98,998,390
  Estimated premium tax offsets related to the provision for future GFA                                       9,634,052
  Prepaid reinsurance payable                                                                                       298
  Goodwill from assumption reinsurance with subsidiary                                                       78,993,433
  General Agent Pension fund                                                                                 73,035,576
  Investment broker receivables                                                                              31,919,870

  Investment receivables                                                                                     66,402,439
                                                                              ----------- ---------- -------------------
                                                                                   $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            (129,861,806)                729,160,561
                                                                              === ================= ========== ===================

                                                                                                               TLIC Dec 31, 2006
LIABILITIES                                                                         Elimination                      Total
                                                                                   $                            $
1.      Aggregate reserve for life contracts                                      (129,861,806)         D      46,299,203,635

2.      Aggregate reserve for accident and health contracts                                                         2,739,919,106

3.      Liability for deposit-type contracts                                                                       16,495,258,016
4.      Contract claims:

         4.1   Life                                                                                                   296,287,193

         4.2   Accident and health                                                                                    233,625,834

5.      Policyholders' dividends and coupons due and unpaid                                                               249,745
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                          12,625,349
         6.2   Dividends not yet apportioned                                                                            0
         6.3   Coupons and similar benefits                                                                             0
7.      Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                               0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                           11,325,303
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                  0

          9.2   Provision for experience rating refunds                                                             32,374,493

          9.3   Other amounts payable on reinsurance                                                               159,413,218

          9.4   Interest Maintenance Reserve                                                                       444,240,209

10.     Commissions to agents due or accrued                                                                        38,410,810

11.     Commissions and expense allowances payable on reinsurance assumed                                           72,917,943

12.     General expenses due or accrued                                                                             86,290,994

13 .    Transfers to Separate Accounts due or accrued                                                            (562,964,387)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxe                                      63,510,122

15.1.  Current federal and foreign income taxes                                                                    109,716,209
15.2.  Net deferred tax liability                                                                                            0

16.     Unearned investment income                                                                                 120,592,509

17.     Amounts withheld or retained by company as agent or trustee                                                188,030,569

18.     Amounts held for agents' account, including agents' credit balance                                          20,642,435

19.     Remittances and items not allocated                                                                        358,240,615
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                           0
21.     Liability for benefits for employees and agents if not included above                                   75,778,184
22.     Borrowed money and interest thereon                                                                    827,794,192
23.     Dividends to stockholders declared and unpaid                                                                    0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                      1,444,959,294
          24.2  Reinsurance in unauthorized companies                                                           34,297,911
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                   6,101,726,746
          24.4  Payable to parent, subsidiaries and affiliates                (197,408,079)      E             307,546,952
          24.5  Drafts outstanding                                                                                       0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                    0
          24.7  Funds held under coinsurance                                                                    86,561,556
          24.8  Payable for securities                                                                         166,413,800
          24.9  Capital notes and interest thereon                                                                       0

25.     Aggregate write-ins for liabilities                                               0                    856,229,460
                                                                              -------------- ---------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)          (327,269,885)                 77,121,218,015

                                                                              - ----------------- ---------- -------------------
27.     From Separate Accounts Statement                                                    0                 31,562,506,760
                                                                              - ----------------- ---------- -------------------
28.     Total liabilities (Line 26 and 27)                                       $                            $
                                                                                (327,269,885)                108,683,724,775
                                                                              = ================= ========== ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                $                             $
  Deferred derivative gain/loss                                                 0                            36,394,375
  Derivatives                                                                                                192,366,351
  Municipal reverse repurchase agreement                                                                     611,442,737
  Securities lending liability                                                                                72,131,594
  Interest payable on surplus notes                                                                            2,250,000

  Amounts incurred related to separate account reinsurance agreements                                              (62,445,660)
  Provision for liquidity guarantees                                                                                 4,090,063
                                                                              - ----------------- ---------- -------------------

                                                                                $                             $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                            856,229,460
                                                                              = ================= ========== ===================

SURPLUS AND OTHER FUNDS
                                                                                   $                            $
29.     Common capital stock                                                      (11,895,023)       A/B/C/F   6,761,900

30.     Preferred capital stock                                                  (14,177,425)    B/C/F             2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                             0
32.     Surplus notes                                                                                              150,000,000
33.     Gross paid in and contributed surplus                                     (652,345,386)   A/B/C/F        2,969,406,538
34.     Aggregate write-ins for special surplus funds                                                                        0
35.     Unassigned funds (surplus)                                                (486,810,102)      A           1,333,253,219
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                                0
          36.2  Preferred shares                                                                                    58,000,000
37.     Surplus (Total lines 31+32+33+34+35-36)                                 (1,139,155,488)                  4,394,659,757
                                                                               ----------------- ---------- -------------------
38.     Totals of Lines 29, 30 and 37                                           (1,165,227,935)                  4,403,590,107
                                                                               ----------------- ---------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                     $                            $
                                                                               (1,492,497,820)              113,087,314,882
                                                                               ================= ========== ===================
                                                                                                                     (0)







Note:  Eliminations would all be on Investment and Corporate centers

Note:  Eliminations would all be on Investment and Corporate centers


Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                             TOLIC           LIICA

                                                                                                         $                $
      1  Premiums and annuity considerations for life and accident and health contracts               1,963,450,184    657,372,084

      2  Considerations for supplementary contracts with life contingencies                             721,615          4,741,987

      3  Net investment income                                                                        1,376,785,455    526,157,374

      4  Amortization of Interest Maintenance Reserve (IMR)                                             21,348,694       9,435,498

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                124,869          4,193

      6  Commissions and expense allowances on reinsurance ceded                                        (337,912,739)    82,767,843

      7  Reserve adjustments on reinsurance ceded                                                    (179,964,354)    (181,776,369)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                         22,237,353       325,259
    8.2  Charges and fees for deposit-type contracts                                                            0               0

    8.3  Aggregate write-ins for miscellaneous income                                                   1,128,918,537    24,754,396
                                                                                                        ---------------- -----------

      9  Totals (Lines 1 to 8.3)                                                                     3,995,709,614    1,123,782,265
                                                                                                        ---------------- -----------
     10  Death benefits
                                                                                                      842,926,755      170,097,428

     11  Matured endowments (excluding guaranteed annual pure endowments)                               817,405          8,704

     12  Annuity benefits                                                                               575,850,069      88,695,980

     13  Disability benefits and benefits under accident and health contracts                           31,935,438      250,669,701

     14  Coupons, guaranteed annual pure endowments and similar benefits                                296,311                 0

     15  Surrender benefits and withdrawals for life contracts                                          911,212,326     662,604,761
     16  Group conversions                                                                                      0               0

     17  Interest and adjustments on contract or deposit-type contract funds                            482,615,737      5,653,872

     18  Payments on supplementary contracts with life contingencies                                    824,969          13,589,189
     19  Increase in aggregate reserves for life and accident and health contracts                    1,122,286,031   (645,595,108)
                                                                                                   ---------------- ---------------
     20  Totals (Lines 10 to 19)
                                                                                                      3,968,765,041    545,724,527
         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                               325,580,603      158,112,766

     22  Commissions and expense allowances on reinsurance assumed                                    341,087,035      14,949,410

     23  General insurance expenses                                                                   233,280,302      112,001,506

     24  Insurance taxes, licenses and fees, excluding federal income taxes                           46,292,981       27,378,505

     25  Increase in loading on deferred and uncollected premiums                                     (4,104,109)      (502,588)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                              (221,422,238)    86,791,265

     27  Aggregate write-ins for deductions                                                           (230,113,221)    67,683,109
                                                                                                   ---------------- ---------------

     28  Totals (Lines 20 to 27)                                                                    4,459,366,394    1,012,138,500
                                                                                                  ---------------- ---------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                               (463,656,780)    111,643,765
     30  Dividends to policyholders                                                                     14,297,883       2,115,938
                                                                                                   ---------------- ---------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes
         (Line 29 minus Line 30)                                                                     (477,954,663)    109,527,827
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                    10,624,371      15,102,876
                                                                                                   ---------------- ---------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                          (488,579,034)        94,424,951
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR        27,241,898       7,657,745
                                                                                                        ---------------- ----------
     35  Net income (Line 33 plus Line 34)                                                         $                $

                                                                                                  (461,337,136)    102,082,696
                                                                                                  ================ ===============

CAPITAL AND SURPLUS ACCOUNT
                                                                                                   $                $
     36  Capital and surplus, December 31, prior year                                             2,132,653,000    568,053,644

     37  Net income (Line 35)                                                                     (461,337,136)    102,082,696

     38  Change in net unrealized capital gains (losses)                                          868,313,628      (232,877,120)

     39  Change in net unrealized foreign exchange capital gain (loss)                            1,371,641        1,125,912

     40  Change in net deferred income tax                                                        88,455,087       80,627,805

     41  Change in nonadmitted assets and related items                                           (61,645,473)     (77,269,854)

     42  Change in liability for reinsurance in unauthorized companies                            (9,082,141)      (713,896)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                      0               0

     44  Change in asset valuation reserve                                                        (153,971,050)    52,356,093
     45  Change in treasury stock                                                                               0               0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                  449,869          33,194

     47  Other changes in surplus in Separate Accounts Statement                                  5,042,846        (35,574)

     48  Change in surplus notes                                                                  (200,000,000)                 0

     49  Cumulative effect of changes in accounting principles                                    303,856          (6,127,392)
     50  Capital changes:

   50.1  Paid in                                                                                  8,125                         0
   50.2  Transferred from surplus (Stock Dividend)                                                              0               0
   50.3  Transferred to surplus                                                                                 0               0
     51  Surplus adjustment:

   51.1  Paid in                                                                                  5,595,501        154,916,794
   51.2  Transferred to capital (Stock Dividend)                                                                0               0
   51.3  Transferred from capital                                                                               0               0

   51.4  Change in surplus as a result of reinsurance                                             735,081,660      (462,468)

     52  Dividends to stockholders                                                                (54,068,236)                  0

     53  Aggregate write-ins for gains and losses in surplus                                      (5,023,114)      (7,818,025)
                                                                                                  ---------------- ---------------

     54  Net change in capital and surplus (Lines 37 through 53)                                  759,495,063      65,838,165
                                                                                                  ---------------- ---------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                  $                $
                                                                                                  2,892,148,063    633,891,809
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                   $               $
         Miscellanous income                                                                      26,027,168       380,385
         Foreign currency translation adjustment                                                      (2,529,101)               0
         Reinsurance premium on inforce transaction                                                   141,417,787               0
         Reinsurance transaction - Modco interest adjustment                                                    0      14,521,857
         Income earned on company owned life insurance                                                          0       9,852,154
         Receivable for deposit accounting of reinsurance treaty                                        7,141,664               0
         Amoritization of goodwill                                                                      1,433,396               0
         Consideration on reinsurance transaction                                                     955,427,623               0
                                                                                                  ---------------- ---------------

         TOTAL WRITE-INS FOR LINE 8.3                                                              $
                                                                                                                   $
                                                                                                  1,128,918,537    24,754,396
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 27)

                                                                                                   $               $
         Experience refunds                                                                       (23,921,643)     1,716,251
         Fines and penalties                                                                             (50,399)         180,687
         Recapture commission expense allowance                                                        56,734,000               0
         Funds withheld ceded investment income                                                        28,655,467       8,044,101
         Reinsurance transaction-Modco interest adjustment                                          (303,163,986)      48,516,574
         Reinsurance transaction-Modco reserve adjustment                                                       0     (1,580,993)
         Interest on surplus notes                                                                     11,633,340       9,001,200
         Foreign currency translation adjustment                                                                0       1,805,289
         Change in provision for liquidity guarantees                                                           0               0
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 27                                                              (230,113,221)    67,683,109
                                                                                                  ================ ===============

DETAILS OF  WRITE-INS (Line 53)

                                                                                                  $                $
         Non life subsidiary transaction                                                                  (8,125)            0
         Correction to an error                                                                                 0            0
         Contributed surplus related to stock appreciation rights plan of indirect parent             (5,014,989)     (7,818,025)
                                                                                                  ---------------- ---------------

                                                                                                   $               $
         TOTAL WRITE-INS FOR LINE 53                                                              (5,023,114)      (7,818,025)
                                                                                                  ================ ===============


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                              TLIC

                                                                                                         $
      1  Premiums and annuity considerations for life and accident and health contracts                 4,898,100,892

      2  Considerations for supplementary contracts with life contingencies                                   11,684,477

      3  Net investment income                                                                             2,376,911,350

      4  Amortization of Interest Maintenance Reserve (IMR)                                                   21,795,120

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                         (2,100)

      6  Commissions and expense allowances on reinsurance ceded                                             187,362,953

      7  Reserve adjustments on reinsurance ceded                                                          1,234,063,701
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                              369,935,745
    8.2  Charges and fees for deposit-type contracts                                                              82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         93,688,498
                                                                                                        -----------------

      9  Totals (Lines 1 to 8.3)                                                                        9,193,623,480
                                                                                                        -----------------
     10  Death benefits                                                                                      115,216,706


     11  Matured endowments (excluding guaranteed annual pure endowments)                                              0

     12  Annuity benefits                                                                                  1,150,495,630

     13  Disability benefits and benefits under accident and health contracts                                113,547,063

     14  Coupons, guaranteed annual pure endowments and similar benefits                                               0

     15  Surrender benefits and withdrawals for life contracts                                             7,291,737,852
     16  Group conversions                                                                                             0

     17  Interest and adjustments on contract or deposit-type contract funds                                 308,799,178

     18  Payments on supplementary contracts with life contingencies                                          28,393,846
     19  Increase in aggregate reserves for life and accident and health contracts                       (3,732,972,401)
                                                                                                        -----------------
     20  Totals (Lines 10 to 19)                                                                           5,275,217,874

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                      427,951,350

     22  Commissions and expense allowances on reinsurance assumed                                             7,467,419

     23  General insurance expenses                                                                          253,635,985

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                   41,256,338

     25  Increase in loading on deferred and uncollected premiums                                              (347,984)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                   2,417,520,893

     27  Aggregate write-ins for deductions                                                                  416,041,471
                                                                                                        -----------------

     28  Totals (Lines 20 to 27)                                                                        8,838,743,346
                                                                                                        -----------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9
         minus Line 28)                                                                                 354,880,134
     30  Dividends to policyholders                                                                              557,281
                                                                                                        -----------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes           354,322,853
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                          136,412,051
                                                                                                        -----------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                   217,910,802
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR            114,487,577
                                                                                                        -----------------
     35  Net income (Line 33 plus Line 34)                                                               $

                                                                                                        332,398,379
                                                                                                        =================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                         $
     36  Capital and surplus, December 31, prior year                                                   2,418,045,214

     37  Net income (Line 35)                                                                                332,398,379

     38  Change in net unrealized capital gains (losses)                                                     105,009,753

     39  Change in net unrealized foreign exchange capital gain (loss)                                       (3,601,764)

     40  Change in net deferred income tax                                                                    91,020,729

     41  Change in nonadmitted assets and related items                                                     (98,041,129)

     42  Change in liability for reinsurance in unauthorized companies                                        17,263,978
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                             0

     44  Change in asset valuation reserve                                                                 (139,820,742)
     45  Change in treasury stock                                                                           (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                  17,907

     47  Other changes in surplus in Separate Accounts Statement                                                  60,329

     48  Change in surplus notes                                                                           (575,000,000)

     49  Cumulative effect of changes in accounting principles                                               (1,665,036)
     50  Capital changes:

   50.1  Paid in                                                                                                       0
   50.2  Transferred from surplus (Stock Dividend)                                                                     0
   50.3  Transferred to surplus                                                                                        0
     51  Surplus adjustment:

   51.1  Paid in                                                                                               1,008,412
   51.2  Transferred to capital (Stock Dividend)                                                                       0
   51.3  Transferred from capital                                                                                      0

   51.4  Change in surplus as a result of reinsurance                                                          4,640,038

     52  Dividends to stockholders                                                                          (69,803,167)

     53  Aggregate write-ins for gains and losses in surplus                                                  19,245,269
                                                                                                        -----------------

     54  Net change in capital and surplus (Lines 37 through 53)                                        (375,267,044)
                                                                                                        -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                        $
                                                                                                        2,042,778,170
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                         $
         Miscellanous income                                                                            93,688,498
         Foreign currency translation adjustment                                                                       0
         Reinsurance premium on inforce transaction                                                                    0
         Reinsurance transaction - Modco interest adjustment                                                           0
         Income earned on company owned life insurance                                                                 0
         Receivable for deposit accounting of reinsurance treaty                                                       0
         Amoritization of goodwill                                                                                     0
         Consideration on reinsurance transaction                                                                      0
                                                                                                        -----------------

         TOTAL WRITE-INS FOR LINE 8.3                                                                    $

                                                                                                        93,688,498
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                        $
         Experience refunds                                                                             (322,717)
         Fines and penalties                                                                                     389,189
         Recapture commission expense allowance                                                                        0
         Funds withheld ceded investment income                                                              295,277,359
         Reinsurance transaction-Modco interest adjustment                                                    87,204,477
         Reinsurance transaction-Modco reserve adjustment                                                              0
         Interest on surplus notes                                                                            33,446,433
         Foreign currency translation adjustment                                                                       0
         Change in provision for liquidity guarantees                                                             46,730
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 27                                                                    416,041,471
                                                                                                        =================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                        $
         Non life subsidiary transaction                                                                0
         Correction to an error                                                                               20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                    (1,235,063)
                                                                                                        -----------------

                                                                                                         $
         TOTAL WRITE-INS FOR LINE 53                                                                    19,245,269
                                                                                                        =================


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006


                                                                                                        Elimination

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts               0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income                                                    (4,856,452)     D
                                                                                                      --------------- --------

      9  Totals (Lines 1 to 8.3)                                                                         (4,856,452)
                                                                                                      --------------- --------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts                       (4,856,452)     D
                                                                                                      --------------- --------
     20  Totals (Lines 10 to 19)                                                                         (4,856,452)

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions                                                                        0
                                                                                                      --------------- --------

     28  Totals (Lines 20 to 27)                                                                         (4,856,452)
                                                                                                      --------------- --------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9               0
         minus Line 28)
     30  Dividends to policyholders
                                                                                                      --------------- --------
     31  Net gain from operations after dividends to policyholders and before federal income taxes                 0
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                                      --------------- --------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                         0
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR
                                                                                                      --------------- --------
     35  Net income (Line 33 plus Line 34)
                                                                                                      $
                                                                                                      0
                                                                                                      =============== ========

CAPITAL AND SURPLUS ACCOUNT
                                                                                                       $
     36  Capital and surplus, December 31, prior year                                                 (229,077,631)      A

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                               (257,732,471)     A

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase) or decrease

     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                        (26,072,448)  A/B/C/F
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                       (652,345,386)  A/B/C/F
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                                      --------------- --------

     54  Net change in capital and surplus (Lines 37 through 53)                                       (936,150,304)
                                                                                                      --------------- --------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                      $
                                                                                                      (1,165,227,935)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                          0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Reinsurance transaction - Modco interest adjustment
         Income earned on company owned life insurance                                                   (4,856,452)     D
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                                      --------------- --------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                                      $
                                                                                                      (4,856,452)
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                           0
         Fines and penalties
         Recapture commission expense allowance
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Reinsurance transaction-Modco reserve adjustment
         Interest on surplus notes
         Foreign currency translation adjustment
         Change in provision for liquidity guarantees
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                  0
                                                                                                      =============== ========

DETAILS OF  WRITE-INS (Line 53)

                                                                                                      $
         Non life subsidiary transaction                                                              0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                                      --------------- --------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                  0
                                                                                                      =============== ========


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company, Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2006

                                                                                                      TLIC Dec 31, 2006
                                                                                                             Totals

                                                                                                      $
      1  Premiums and annuity considerations for life and accident and health contracts              7,518,923,160

      2  Considerations for supplementary contracts with life contingencies                                      17,148,079

      3  Net investment income                                                                                4,279,854,179

      4  Amortization of Interest Maintenance Reserve (IMR)                                                      52,579,312

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                            126,962

      6  Commissions and expense allowances on reinsurance ceded                                               (67,781,943)

      7  Reserve adjustments on reinsurance ceded                                                               872,322,978
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                 392,498,357
    8.2  Charges and fees for deposit-type contracts                                                                 82,844

    8.3  Aggregate write-ins for miscellaneous income                                                         1,242,504,979
                                                                                                     -----------------------

      9  Totals (Lines 1 to 8.3)                                                                             14,308,258,907
                                                                                                     -----------------------
     10  Death benefits                                                                                       1,128,240,889


     11  Matured endowments (excluding guaranteed annual pure endowments)                                           826,109

     12  Annuity benefits                                                                                     1,815,041,679

     13  Disability benefits and benefits under accident and health contracts                                   396,152,202

     14  Coupons, guaranteed annual pure endowments and similar benefits                                            296,311

     15  Surrender benefits and withdrawals for life contracts                                                8,865,554,939
     16  Group conversions                                                                                                0

     17  Interest and adjustments on contract or deposit-type contract funds                                    797,068,787

     18  Payments on supplementary contracts with life contingencies                                             42,808,004
     19  Increase in aggregate reserves for life and accident and health contracts                          (3,261,137,930)
                                                                                                     -----------------------
     20  Totals (Lines 10 to 19)                                                                              9,784,850,990

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                         911,644,719

     22  Commissions and expense allowances on reinsurance assumed                                              363,503,864

     23  General insurance expenses                                                                             598,917,793

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                     114,927,824

     25  Increase in loading on deferred and uncollected premiums                                               (4,954,681)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                      2,282,889,920

     27  Aggregate write-ins for deductions                                                                     253,611,359
                                                                                                     -----------------------

     28  Totals (Lines 20 to 27)                                                                             14,305,391,788
                                                                                                     -----------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9              2,867,119
         minus Line 28)
     30  Dividends to policyholders                                                                              16,971,102
                                                                                                     -----------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes             (14,103,983)
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                             162,139,298
                                                                                                     -----------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                    (176,243,281)
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR               149,387,220
                                                                                                     -----------------------
     35  Net income (Line 33 plus Line 34)                                                            $

                                                                                                     (26,856,061)
                                                                                                     =======================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                      $
     36  Capital and surplus, December 31, prior year                                                4,889,674,227

     37  Net income (Line 35)                                                                                  (26,856,061)

     38  Change in net unrealized capital gains (losses)                                                        482,713,790

     39  Change in net unrealized foreign exchange capital gain (loss)                                          (1,104,211)

     40  Change in net deferred income tax                                                                      260,103,621

     41  Change in nonadmitted assets and related items                                                       (236,956,456)

     42  Change in liability for reinsurance in unauthorized companies                                            7,467,941
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                                0

     44  Change in asset valuation reserve                                                                    (241,435,699)
     45  Change in treasury stock                                                                              (58,000,000)

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                    500,970

     47  Other changes in surplus in Separate Accounts Statement                                                  5,067,601

     48  Change in surplus notes                                                                              (775,000,000)

     49  Cumulative effect of changes in accounting principles                                                  (7,488,572)
     50  Capital changes:

   50.1  Paid in                                                                                               (26,064,323)
   50.2  Transferred from surplus (Stock Dividend)                                                                        0
   50.3  Transferred to surplus                                                                                           0
     51  Surplus adjustment:

   51.1  Paid in                                                                                              (490,824,679)
   51.2  Transferred to capital (Stock Dividend)                                                                          0
   51.3  Transferred from capital                                                                                         0

   51.4  Change in surplus as a result of reinsurance                                                           739,259,230

     52  Dividends to stockholders                                                                            (123,871,403)

     53  Aggregate write-ins for gains and losses in surplus                                                      6,404,130
                                                                                                     -----------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                              (486,084,120)
                                                                                                     -----------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                     $
                                                                                                     4,403,590,107
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                      $
         Miscellanous income                                                                         120,096,051
         Foreign currency translation adjustment                                                                (2,529,101)
         Reinsurance premium on inforce transaction                                                             141,417,787
         Reinsurance transaction - Modco interest adjustment                                                     14,521,857
         Income earned on company owned life insurance                                                            4,995,702
         Receivable for deposit accounting of reinsurance treaty                                                  7,141,664
         Amoritization of goodwill                                                                                1,433,396
         Consideration on reinsurance transaction                                                               955,427,623

                                                                                                     -----------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                                 $

                                                                                                     1,242,504,979
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                      $
         Experience refunds                                                                          (22,528,109)
         Fines and penalties                                                                                        519,477
         Recapture commission expense allowance                                                                  56,734,000
         Funds withheld ceded investment income                                                                 331,976,927
         Reinsurance transaction-Modco interest adjustment                                                    (167,442,935)
         Reinsurance transaction-Modco reserve adjustment                                                       (1,580,993)
         Interest on surplus notes                                                                               54,080,973
         Foreign currency translation adjustment                                                                  1,805,289
         Change in provision for liquidity guarantees                                                                46,730
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 27                                                                 253,611,359
                                                                                                     =======================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                     $
         Non life subsidiary transaction                                                             (8,125)
         Correction to an error                                                                                  20,480,332
         Contributed surplus related to stock appreciation rights plan of indirect parent                      (14,068,077)
                                                                                                     -----------------------

                                                                                                      $
         TOTAL WRITE-INS FOR LINE 53                                                                 6,404,130
                                                                                                     =======================


         Note:  Eliminations would all be on Investment and Corporate centers






4Q06 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)                            3,169,550
         Excess paid for TLIC stock beyond par value                                                 675,248,283
                                                                                                ----------------------------
           Total cost of TLIC stock                                                                  678,417,833            Per GL
                                                                                                ----------------------------
         TOLIC's value in TLIC as of 12/31/06                                                     1,165,227,935
         TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                       907,495,464
         Unrealized gain as of 12/31/06                                                              486,810,102
         Unrealized gain as of 12/31/05                                                              229,077,631


DR       Pg 3, Ln 29 - Common Capital Stock                                                              3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                             675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus        257,732,471
DR       Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                        229,077,631
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                              1,165,227,935


B - Reflect cancellation of TOLIC's common stock held by TSC and preferred stock held by TA Corp

         TSC owned 1,104,117 shares of common stock at $12.50 par value                                13,801,463
         TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                ----------------------------
                                                                                                       27,594,788
                                                                                                ============================
TSC:
DR       Pg 3, ln 29 - Common Capital Stock                                                            13,801,463
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,801,463

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                        13,793,325


C - Reflect cancellation of LIICA's common and preferred stock held by AEGON USA, Inc.:

         AEGON USA, Inc. owned 679,802 shares of common stock at $2.48 par value                         1,685,910
         AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value                      1,250,000
                                                                                                ----------------------------
                                                                                                         2,935,910
                                                                                                ============================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                              1,685,910
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                 1,685,910

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                           1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                         1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                              129,861,806
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                        129,861,806

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                           4,856,452
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts                          4,856,452


E - Reverse intercompany recievables/payables between TOLIC and TLIC outstanding:

DR       Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                                 197,408,079
CR       Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                                              197,408,079


F - Issue common and preferred shares of TLIC to previous owners of TOLIC (TIHI and TA Corp)

         TIHI granted 676,190 shares of common stock at $10.00 par value                                    6,761,900
         TA Corp granted 86,590 shares of preferred stock at $10.00 par value                                 865,900
                                                                                                  -----------------------------
                                                                                                            7,627,800
                                                                                                  =============================

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                   6,761,900
CR       Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                                6,761,900

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                     865,900
CR       Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                              865,900


----------------------------------------------------------------------------------------------- - -----------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                            (1,165,227,935)
         Pg 2, Ln 21 - Receivable from parent, subsidiaries and affiliates                            (197,408,079)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                                      (129,861,806)
                                                                                                 -----------------------------
           Total Asset Adjustment                                                                  (1,492,497,820)
                                                                                                 =============================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                            (129,861,806)
         Pg 3, Ln 24.4 - Payable to parent, subsidiaries and affiliates                               (197,408,079)
                                                                                                 -----------------------------
           Total Liability Adjustment                                                                 (327,269,885)
                                                                                                 -----------------------------


         Pg 3, ln 29 - Common Capital Stock                                                             (11,895,023)
         Pg 3, ln 30 - Preferred Capital Stock                                                          (14,177,425)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                              (652,345,386)
         Pg 3, Ln 35 - Unassigned                                                                     (486,810,102)
                                                                                                 -----------------------------
           Total Equity Adjustment                                                                 (1,165,227,935)
                                                                                                 -----------------------------

                                                                                                 -----------------------------
           Total Equity & Liability Adjustment                                                     (1,492,497,820)
                                                                                                 =============================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                         (4,856,452)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts           (4,856,452)
                                                                                                 -----------------------------
           Total Net Income                                                                                           -
                                                                                                 =============================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                             (229,077,631)
         Pg 4, Ln 37 - Net Income                                                                                     -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                             (257,732,471)
         Pg 4, Ln 41 - Change in non-admitted assets                                                                  -
         Pg 4, Ln 50.1 - Capital paid in                                                                (26,072,448)
         Pg 4, Ln 51.1 - Surplus paid in                                                              (652,345,386)
                                                                                                 -----------------------------
           Total Unassigned Adjustment                                                             (1,165,227,935)
                                                                                                 =============================

-------- ---------------------------------------------------------------------------------- --- ------------------------------


Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America
As of December 31, 2005

ASSETS                                                                                 TOLIC              TLIC

1.      Bonds                                                                      $17,972,060,581   $35,851,714,885
2.      Stocks:

         2.1   Preferred stocks                                                        130,724,790       338,422,802

         2.2   Common stocks                                                           767,234,495       342,262,663
3.      Mortgage loans on real estate:

         3.1   First liens                                                           4,375,864,331     5,770,722,690
         3.2   Other than first liens                                                            0                 0
4.      Real estate

         4.1   Properties occupied by the company                                                0         6,464,646

         4.2   Properties held for production of income                                    186,207         5,234,691

         4.3   Properties held for sale                                                 14,354,895        22,822,187
5.      Cash, cash equivalents and short-term investments                              355,844,407       326,027,406

6.      Contract loans (including $ 0 premium notes)                                   386,594,732       123,221,330

7.      Other invested assets                                                        1,207,896,207     1,116,749,339

8.      Receivable for securities                                                                0        13,473,730
9.      Aggregate write-ins for invested assets                                                  0                 0
                                                                                  ----------------- -----------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                           25,210,760,645    43,917,116,369
                                                                                  ----------------- -----------------
11.    Title plants less $........0 charged off (for Title insurers only)                        0                 0

12.    Investment income due and accrued                                               309,474,806       847,090,841
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                             191,686,732         5,403,724
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                              144,169,255        15,750,455
         13.3.  Accrued retrospective premiums                                                   0                 0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                      17,021,218         3,175,821
         14.2  Funds held by or deposited with reinsured companies                      80,379,976            70,000
         14.3  Other amounts receivable under reinsurance contracts                     36,670,484           748,971
15.    Amounts receivable relating to uninsured plans                                            0                 0
16.1  Current federal and foreign income tax recoverable and interest thereon                    0       112,500,463
16.2  Net deferred tax asset                                                            99,060,310       116,391,484
17.    Guaranty funds receivable or on deposit                                             296,480         5,091,655
18.    Electronic data processing equipment and software                                         0                 0
19.    Furniture and equipment, including health care delivery assets ($0)                       0                 0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                    0                 0
21.    Receivable from parent, subsidiaries and affiliates                             328,020,174        54,260,790
22.    Health care ($0) and other amounts receivable                                             0                 0
23.    Aggregate write-ins for other than invested assets                              442,061,294       187,274,680

                                                                                  ----------------- -----------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                          26,859,601,374 45,264,875,253
                                                                                  ----------------- -----------------
25.    From Separate Accounts Statement                                              2,827,671,194    23,662,197,968
                                                                                  ----------------- -----------------
26.    Total (Lines 24 and 25)                                                     $                $68,927,073,221
                                                                                  29,687,272,568
                                                                                  ================= =================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                  $                 $
                                                                                  0                 0
                                                                                  ----------------- -----------------

                                                                                  $                 $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                             0                 0
                                                                                  ================= =================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                   $                 $
  Accounts receivable                                                             110,900,038       50,442,160
  Company owned life insurance                                                                   0                 0
  Reinsurance deposit receivable                                                       105,814,400                 0
  Accounts receivable from reinsurers                                                   19,934,644                 0
  Modco Asset                                                                           80,637,416                 0
  Estimated premium tax offsets related to the provision for future GFA                          0         7,075,346
  Prepaid reinsurance payable                                                                    0                 0
  Goodwill from assumption reinsurance with subsidiary                                           0                 0
  General Agent Pension fund                                                            71,631,949                 0
  Investment broker receivables                                                            997,072       121,623,396

  Investment receivables                                                                52,145,775  8,133,778
                                                                                  ----------------- -----------------

                                                                                   $                 $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                            442,061,294       187,274,680
                                                                                  ================= =================

LIABILITIES                                                                            TOLIC              TLIC

                                                                                   $
1.      Aggregate reserve for life contracts                                      12,383,294,403    $30,910,479,787

2.      Aggregate reserve for accident and health contracts                            165,926,306       714,373,268

3.      Liability for deposit-type contracts                                         9,365,106,343     7,755,652,331
4. Contract claims:

         4.1   Life                                                                    225,949,410        37,337,273

         4.2   Accident and health                                                      84,744,646        40,207,188

5.      Policyholders' dividends and coupons due and unpaid                                103,485             6,525
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                   11,939,649           501,342
         6.2   Dividends not yet apportioned                                                     0                 0
         6.3   Coupons and similar benefits                                                      0                 0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                        0                 0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                     3,846,456         2,054,100
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                           0                 0

          9.2   Provision for experience rating refunds                           25,723,941               9,591,332

          9.3   Other amounts payable on reinsurance                              69,934,026                       0

          9.4   Interest Maintenance Reserve                                      250,907,860            214,961,532

10.     Commissions to agents due or accrued                                      3,730,580               14,846,086

11.     Commissions and expense allowances payable on reinsurance assumed         61,366,261                 101,152

12.     General expenses due or accrued                                           52,941,785              25,318,499

13 .    Transfers to Separate Accounts due or accrued                             (26,414,344)         (443,973,999)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   15,259,330              27,925,744

15.1.  Current federal and foreign income taxes                                   88,932,972                       0
15.2.  Net deferred tax liability                                                                0                 0

16.     Unearned investment income                                                13,017,774              89,761,551

17.     Amounts withheld or retained by company as agent or trustee               69,021,233              61,578,437

18.     Amounts held for agents' account, including agents' credit balance        17,471,351                 678,975

19.     Remittances and items not allocated                                            174,680,475       104,925,439
20.     Net adjustment in assets and liabilities due to foreign exchange rates                   0                 0
21.     Liability for benefits for employees and agents if not included above           71,631,949                 0
22.     Borrowed money and interest thereon                                                      0         8,492,040
23.     Dividends to stockholders declared and unpaid                                            0                 0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                379,660,721       663,191,256
          24.2  Reinsurance in unauthorized companies                                   22,398,748        17,263,976
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                             416,379,304     2,230,200,396
          24.4  Payable to parent, subsidiaries and affiliates                                   0                 0
          24.5  Drafts outstanding                                                               0                 0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                            0                 0
          24.7  Funds held under coinsurance                                            23,030,533        63,231,098
          24.8  Payable for securities                                                  18,739,178       104,110,532
          24.9  Capital notes and interest thereon                                               0                 0

25.     Aggregate write-ins for liabilities                                            807,212,594  194,070,990
                                                                                  -----------------
                                                                                                    -----------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                          24,796,536,969 42,846,886,850
                                                                                  ----------------- -----------------
27.     From Separate Accounts Statement                                             2,758,082,599    23,662,141,157
                                                                                  ----------------- -----------------
28.     Total liabilities (Line 26 and 27)

                                                                                  27,554,619,568    $66,509,028,007
                                                                                  ================= =================

DETAILS OF LIABILITIES WRITE-INS (Line 25)


  Deferred derivative gain/loss                                                         4,634,997         0
  Derivatives                                                                           17,010,581       108,922,906
  Municipal reverse repurchase agreement                                               715,011,969        66,072,177
  Securities lending liability                                                          67,555,047                 0
  Interest payable on surplus notes                                                      3,000,000         8,625,000
  Due to reinsurer                                                                               0         6,407,574
  Provision for liquidity guarantees                                                             0         4,043,333
                                                                                  ----------------- -----------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                        807,212,594       194,070,990
                                                                                  ================= =================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                      13,793,338        3,169,550

30.     Preferred capital stock                                                   13,793,325               1,302,550
31.     Aggregate write-ins for other than special surplus funds                                 0                 0
32.     Surplus notes                                                                  200,000,000       575,000,000
33.     Gross paid in and contributed surplus                                        1,668,279,168     1,436,759,982
34.     Aggregate write-ins for special surplus funds                                            0                 0
35.     Unassigned funds (surplus)                                                     236,787,169       401,813,132
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                    0                 0
          36.2  Preferred shares                                                                 0                 0
37.     Surplus (Total lines 31+32+33+34+35-36)                                      2,105,066,337     2,413,573,114
                                                                                  ----------------- -----------------
38.     Totals of Lines 29, 30 and 37                                                2,132,653,000     2,418,045,214
                                                                                  ----------------- -----------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                        $
                                                                                  29,687,272,568    $68,927,073,221
                                                                                  ================= =================




Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company and Life Investors Insurance Company of America
As of December 31, 2005

                                                                                                                TLIC
ASSETS                                                                           Elimination               Dec 31, 2005 Total

1.      Bonds                                                                         $     0               $ 53,823,775,466
2.      Stocks:

         2.1   Preferred stocks                                                                                   469,147,592

         2.2   Common stocks                                                     (907,495,464)          A         202,001,694
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                     10,146,587,021
         3.2   Other than first liens                                                                                       0
4.      Real estate

         4.1   Properties occupied by the company                                                                   6,464,646

         4.2   Properties held for production of income                                                             5,420,898

         4.3   Properties held for sale                                                                            37,177,082
5.      Cash, cash equivalents and short-term investments                                                         681,871,813

6.      Contract loans (including $ 0 premium notes)                                                              509,816,062

7.      Other invested assets                                                                                   2,324,645,546

8.      Receivable for securities                                                                                  13,473,730
9.      Aggregate write-ins for invested assets                                                                             0
                                                                                --------------- ---------- -------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                        (907,495,464)                 68,220,381,550
                                                                                --------------- ---------- -------------------
11.    Title plants less $........0 charged off (for Title insurers only)                   0                              0

12.    Investment income due and accrued                                                                        1,156,565,647
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                        197,090,456
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                         159,919,710
         13.3.  Accrued retrospective premiums                                                                              0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                                 20,197,039
         14.2  Funds held by or deposited with reinsured companies                                                 80,449,976
         14.3  Other amounts receivable under reinsurance contracts                                                37,419,455
15.    Amounts receivable relating to uninsured plans                                                                       0
16.1  Current federal and foreign income tax recoverable and interest thereon                                     112,500,463
16.2  Net deferred tax asset                                                                                      215,451,794
17.    Guaranty funds receivable or on deposit                                                                      5,388,135
18.    Electronic data processing equipment and software                                                                    0
19.    Furniture and equipment, including health care delivery assets ($0)                                                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                               0
21.    Receivable from parent, subsidiaries and affiliates                                                        382,280,964
22.    Health care ($0) and other amounts receivable                                                                        0
23.    Aggregate write-ins for other than invested assets                                    0                    629,335,974
                                                                                --------------- ---------- -------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)        (907,495,464)                 71,216,981,163
                          26,859,601,374 45,264,875,253
                                                                                --------------- ---------- -------------------
25.    From Separate Accounts Statement                                                      0                 26,489,869,162
                                                                                --------------- ---------- -------------------
26.    Total (Lines 24 and 25)                                                                             $
                                                                                $(907,495,464)             97,706,850,325
                                                                                =============== ========== ===================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                $                          $
                                                                                0                          0
                                                                                --------------- ---------- -------------------

                                                                                $                          $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                           0                          0
                                                                                =============== ========== ===================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                $                           $
  Accounts receivable                                                           0                                161,342,198
  Company owned life insurance                                                               0                             0
  Reinsurance deposit receivable                                                                                  105,814,400
  Accounts receivable from reinsurers
  Modco Asset                                                                                                      80,637,416
  Estimated premium tax offsets related to the provision for future GFA                                             7,075,346
  Prepaid reinsurance payable                                                                                               0
  Goodwill from assumption reinsurance with subsidiary                                                                      0
  General Agent Pension fund                                                                                       71,631,949
  Investment broker receivables                                                                                   122,620,468

  Investment receivables                                                                                           60,279,553
                                                                                --------------- ---------- -------------------

                                                                                $                           $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                          0                                629,335,974
                                                                                =============== ========== ===================

                                                                                                                  TLIC
LIABILITIES                                                                      Elimination               Dec 31, 2005 Total

                                                                                $                           $
1.      Aggregate reserve for life contracts                                    0                           43,293,774,190

2.      Aggregate reserve for accident and health contracts                                                       880,299,574

3.      Liability for deposit-type contracts                                                                   17,120,758,674
4. Contract claims:

         4.1   Life                                                                                               263,286,683

         4.2   Accident and health                                                                                124,951,834

5.      Policyholders' dividends and coupons due and unpaid                                                           110,010
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                              12,440,991
         6.2   Dividends not yet apportioned                                                                                0
         6.3   Coupons and similar benefits                                                                                 0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                                   0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                                5,900,556
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                      0

          9.2   Provision for experience rating refunds                                                            35,315,273

          9.3   Other amounts payable on reinsurance                                                               69,934,026

          9.4   Interest Maintenance Reserve                                                                      465,869,392

10.     Commissions to agents due or accrued                                                                       18,576,666

11.     Commissions and expense allowances payable on reinsurance assumed                                          61,467,413

12.     General expenses due or accrued                                                                            78,260,284

13 .    Transfers to Separate Accounts due or accrued                                                           (470,388,343)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                                    43,185,074

15.1.  Current federal and foreign income taxes                                                                    88,932,972
15.2.  Net deferred tax liability                                                                                           0

16.     Unearned investment income                                                                                102,779,325

17.     Amounts withheld or retained by company as agent or trustee                                               130,599,670

18.     Amounts held for agents' account, including agents' credit balance                                         18,150,326

19.     Remittances and items not allocated                                                                       279,605,914
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                              0
21.     Liability for benefits for employees and agents if not included above                                      71,631,949
22.     Borrowed money and interest thereon                                                                         8,492,040
23.     Dividends to stockholders declared and unpaid                                                                       0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                         1,042,851,977
          24.2  Reinsurance in unauthorized companies                                                              39,662,724
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                      2,646,579,700
          24.4  Payable to parent, subsidiaries and affiliates                                                              0
          24.5  Drafts outstanding                                                                                          0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                       0
          24.7  Funds held under coinsurance                                                                       86,261,631
          24.8  Payable for securities                                                                            122,849,710
          24.9  Capital notes and interest thereon                                                                          0

25.     Aggregate write-ins for liabilities                                                  0                  1,001,283,584
                                                                                --------------- ---------- -------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)                  0                 67,643,423,819
                          24,796,536,969 42,846,886,850
                                                                                --------------- ---------- -------------------
27.     From Separate Accounts Statement                                                     0                 26,420,223,756
                                                                                --------------- ---------- -------------------
28.     Total liabilities (Line 26 and 27)

                                                                                0                               94,063,647,575
                                                                                =============== ========== ===================

DETAILS OF LIABILITIES WRITE-INS (Line 25)


  Deferred derivative gain/loss                                                           0                         4,634,997
  Derivatives                                                                                                     125,933,487
  Municipal reverse repurchase agreement                                                                          781,084,146
  Securities lending liability                                                                                     67,555,047
  Interest payable on surplus notes                                                                                11,625,000
  Due to reinsurer                                                                                                  6,407,574
  Provision for liquidity guarantees                                                                                4,043,333
                                                                                --------------- ---------- -------------------


TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                      0                               1,001,283,584
                                                                                =============== ========== ===================

SURPLUS AND OTHER FUNDS

29.     Common capital stock                                                    (10,200,988)        A/B/C           6,761,900

30.     Preferred capital stock                                                   (12,927,425)      B/C/            2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                            0
32.     Surplus notes                                                                                             775,000,000
33.     Gross paid in and contributed surplus                                    (655,289,421)     A/B/C        2,449,749,730
34.     Aggregate write-ins for special surplus funds                                                                       0
35.     Unassigned funds (surplus)                                               (229,077,631)      A             409,522,670
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                               0
          36.2  Preferred shares                                                                                            0
37.     Surplus (Total lines 31+32+33+34+35-36)                                  (884,367,052)                  3,634,272,400
                                                                                --------------- ---------- -------------------
38.     Totals of Lines 29, 30 and 37                                            (907,495,464)                  3,643,202,750
                                                                                --------------- ---------- -------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                                                 $
                                                                                $(907,495,464)             97,706,850,325
                                                                                =============== ========== ===================
                                                                                                                        (0)




Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005


                                                                                                   TOLIC                TLIC

                                                                                              $                   $
      1  Premiums and annuity considerations for life and accident and health contracts         2,041,050,195       5,081,584,434

      2  Considerations for supplementary contracts with life contingencies                              55,528          23,633,189

      3  Net investment income                                                                    1,317,882,884       2,390,053,691

      4  Amortization of Interest Maintenance Reserve (IMR)                                          22,025,108          39,487,939

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                (4,313)                 320

      6  Commissions and expense allowances on reinsurance ceded                                     64,089,325         105,759,084

      7  Reserve adjustments on reinsurance ceded                                                 (184,963,889)       (219,020,868)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                      25,227,928         276,683,877
    8.2  Charges and fees for deposit-type contracts                                                          0              85,108

    8.3  Aggregate write-ins for miscellaneous income                                               448,729,150          62,658,327
                                                                                             ------------------- -------------------

      9  Totals (Lines 1 to 8.3)                                                                  3,734,091,916       7,760,925,101
                                                                                             ------------------- -------------------
     10  Death benefits                                                                                                 118,905,769
                                                                                                    724,677,322

     11  Matured endowments (excluding guaranteed annual pure endowments)                               734,211            (33,781)

     12  Annuity benefits                                                                           592,315,997       1,079,364,879

     13  Disability benefits and benefits under accident and health contracts                        32,324,159         102,075,397

     14  Coupons, guaranteed annual pure endowments and similar benefits                                244,496                   0

     15  Surrender benefits and withdrawals for life contracts                                      841,439,984       5,415,085,313
     16  Group conversions                                                                                    0                   0

     17  Interest and adjustments on contract or deposit-type contract funds                         326,692,708        274,037,126

     18  Payments on supplementary contracts with life contingencies                                 872,466             27,231,395
     19  Increase in aggregate reserves for life and accident and health contracts                  747,808,752     (1,842,463,361)
                                                                                            ------------------- -------------------
     20  Totals (Lines 10 to 19)                                                                 3,267,110,095        5,174,202,737

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                              524,311,111        418,098,971

     22  Commissions and expense allowances on reinsurance assumed                                   309,106,072          7,335,477

     23  General insurance expenses                                                                  256,497,950        242,493,185

     24  Insurance taxes, licenses and fees, excluding federal income taxes                          52,308,720          27,899,406

     25  Increase in loading on deferred and uncollected premiums                                    (14,285,097)         (620,940)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                             (256,274,192)    1,365,516,404

     27  Aggregate write-ins for deductions                                                          (172,850,951)      231,821,323
                                                                                            ------------------- -------------------

     28  Totals (Lines 20 to 27)                                                                  3,965,923,708       7,466,746,563
                                                                                            ------------------- -------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line
         9 minus Line 28)                                                                          (231,831,792)       294,178,538
     30  Dividends to policyholders                                                                 15,289,613             454,687
                                                                                            ------------------- -------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes (247,121,405)        293,723,851
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                 168,714,463           4,301,974
                                                                                            ------------------- -------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                       (415,835,868)          289,421,877
         Net realized capital gains or (losses) less capital gains tax and transferred to
     34  the IMR                                                                                    36,470,901           9,222,807
                                                                                          ------------------- -------------------
     35  Net income (Line 33 plus Line 34)                                                      (379,364,967)       298,644,684
                                                                                          =================== ===================

CAPITAL AND SURPLUS ACCOUNT

     36  Capital and surplus, December 31, prior year                                         2,742,060,503       2,570,611,210

     37  Net income (Line 35)                                                                 (379,364,967)       298,644,684

     38  Change in net unrealized capital gains (losses)                                      (441,555,847)        44,453,539

     39  Change in net unrealized foreign exchange capital gain (loss)                        78,059                       0

     40  Change in net deferred income tax                                                    (55,352,984)               29,719,209

     41  Change in nonadmitted assets and related items                                       96,536,289                (1,716,641)

     42  Change in liability for reinsurance in unauthorized companies                        26,662,033               (17,011,463)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease    14,328,047                   0

     44  Change in asset valuation reserve                                                    (104,592,539)           (146,776,227)
     45  Change in treasury stock                                                                        0                   0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period              120,688                    39,990,320

     47  Other changes in surplus in Separate Accounts Statement                              9,407,549                 (39,791,208)

     48  Change in surplus notes                                                              0                                   0

     49  Cumulative effect of changes in accounting principles                                17,933,672                (6,668,241)
     50  Capital changes:

   50.1  Paid in                                                                              0                                 0
   50.2  Transferred from surplus (Stock Dividend)                                            0                                 0
   50.3  Transferred to surplus                                                               0                                 0
     51  Surplus adjustment:

   51.1  Paid in                                                                              0                       (348,051,000)
   51.2  Transferred to capital (Stock Dividend)                                              0                                 0
   51.3  Transferred from capital                                                             0                                 0

   51.4  Change in surplus as a result of reinsurance                                         503,268,508               (5,982,031)

     52  Dividends to stockholders                                                            (300,000,000)                       0
     53  Aggregate write-ins for gains and losses in surplus                                  3,123,989                     623,063
                                                                                              ------------------- ------------------

     54  Net change in capital and surplus (Lines 37 through 53)                              (609,407,503)       (152,565,996)
                                                                                              ------------------- -----------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                              $                   $
                                                                                              2,132,653,000       2,418,045,214
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 8.3)


         Miscellanous income                                                                          32,969,597         62,658,327
         Foreign currency translation adjustment                                                        (19,419)                  0
         Reinsurance premium on inforce transaction                                                (103,946,153)                  0
         Receivable for deposit accounting of reinsurance treaty                                     105,814,400                  0
         Consideration on reinsurance transaction                                                    413,910,725                  0
                                                                                              ------------------- ------------------

         TOTAL WRITE-INS FOR LINE 8.3
                                                                                              448,729,150         62,658,327
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                          (20,839,052)         1,327,910
         Fines and penalties                                                                              21,525             16,639
         Reinsurance reserve recapture                                                                         0            812,752
         Funds withheld ceded investment income                                                       26,698,803         96,407,900
         Reinsurance transaction-Modco interest adjustment                                         (190,732,227)         99,108,422
         Interest on surplus notes                                                                    12,000,000         34,531,722
         Foreign currency translation adjustment                                                               0                  0
         Change in liability for employee benefits                                                             0            (45,476)
         Change in provision for liquidity guarantees                                                          0           (338,546)
                                                                                              ------------------- ------------------

                                                                                               $                   $
         TOTAL WRITE-INS FOR LINE 27                                                          (172,850,951)       231,821,323
                                                                                              =================== =================

DETAILS OF  WRITE-INS (Line 53)


         Non life subsidiary transaction                                                      $               0   $              0
         Correction to an error                                                                               0                  0
         Contributed surplus related to stock appreciation rights plan of indirect parent              3,123,989            623,063
                                                                                              ------------------ -------------------

                                                                                               $                   $
         TOTAL WRITE-INS FOR LINE 53                                                                  3,123,989           623,063
                                                                                              ================= ===================


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                                        TLIC
                                                                                                                   Dec 31, 2005
                                                                                             Elimination                Totals

                                                                                            $                         $
      1  Premiums and annuity considerations for life and accident and health contracts     0                       7,122,634,629

      2  Considerations for supplementary contracts with life contingencies                                              23,688,717

      3  Net investment income                                                                                        3,707,936,575

      4  Amortization of Interest Maintenance Reserve (IMR)                                                              61,513,047

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                                    (3,993)

      6  Commissions and expense allowances on reinsurance ceded                                                        169,848,409

      7  Reserve adjustments on reinsurance ceded                                                                     (403,984,757)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                         301,911,805
    8.2  Charges and fees for deposit-type contracts                                                                         85,108

    8.3  Aggregate write-ins for miscellaneous income                                                      0            511,387,477
                                                                                            --------------------- ------------------

      9  Totals (Lines 1 to 8.3)                                                                           0         11,495,017,017
                                                                                            ----------------------------------------
     10  Death benefits                                                                                                 843,583,091


     11  Matured endowments (excluding guaranteed annual pure endowments)                                                   700,430

     12  Annuity benefits                                                                                             1,671,680,876

     13  Disability benefits and benefits under accident and health contracts                                           134,399,556

     14  Coupons, guaranteed annual pure endowments and similar benefits                                                    244,496

     15  Surrender benefits and withdrawals for life contracts                                                        6,256,525,297
     16  Group conversions                                                                                                        0

     17  Interest and adjustments on contract or deposit-type contract funds                                            600,729,834

     18  Payments on supplementary contracts with life contingencies                                                     28,103,861
     19  Increase in aggregate reserves for life and accident and health contracts                          0       (1,094,654,609)
                                                                                  ------------------- --------- -------------------
     20  Totals (Lines 10 to 19)                                                                           0          8,441,312,832

      Commissions on premiums, annuity considerations and deposit-type contract funds (direct
     21  business only)                                                                                                 942,410,082

     22  Commissions and expense allowances on reinsurance assumed                                                      316,441,549

     23  General insurance expenses                                                                                     498,991,135

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                              80,208,126

     25  Increase in loading on deferred and uncollected premiums                                                      (14,906,037)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                              1,109,242,212

     27  Aggregate write-ins for deductions                                                                   0          58,970,372
                                                                                ------------------ --------- -------------------

     28  Totals (Lines 20 to 27)                                                                    0                11,432,670,271
                                                                                   ------------------ --------- -------------------
  29  Net gain from operations before dividends to policyholders and federal income taxes (Line    0                    62,346,746
         9 minus Line 28)
     30  Dividends to policyholders                                                                                     15,744,300
                                                                                       ------------- --------- -------------------
  31  Net gain from operations after dividends to policyholders and before federal income taxes     0                    46,602,446
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                                     173,016,437
                                                                                       --------------- --------- -------------------
  33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                         0                 (126,413,991)
         Net realized capital gains or (losses) less capital gains tax and transferred to
     34  the IMR                                                                                                         45,693,708
                                                                                      --------------- --------- -------------------
     35  Net income (Line 33 plus Line 34)                                              0                              (80,720,283)
                                                                                ==================== ========= ===================

CAPITAL AND SURPLUS ACCOUNT
     36  Capital and surplus, December 31, prior year                            (199,340,622)            A     5,113,331,091

     37  Net income (Line 35)                                                                                     (80,720,283)

     38  Change in net unrealized capital gains (losses)                            (29,737,009)      A          (426,839,317)

     39  Change in net unrealized foreign exchange capital gain (loss)                                                  78,059

     40  Change in net deferred income tax                                                                        (25,633,775)

     41  Change in nonadmitted assets and related items                                                             94,819,648

     42  Change in liability for reinsurance in unauthorized companies                                               9,650,570
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                      14,328,047

     44  Change in asset valuation reserve                                                                   (251,368,766)
     45  Change in treasury stock                                                                                        0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                40,111,008

     47  Other changes in surplus in Separate Accounts Statement                                              (30,383,659)

     48  Change in surplus notes                                                                                            0

     49  Cumulative effect of changes in accounting principles                                                11,265,431
     50  Capital changes:

   50.1  Paid in                                                                    (23,128,413)    A/B/C         (23,128,413)
   50.2  Transferred from surplus (Stock Dividend)                                                                           0
   50.3  Transferred to surplus                                                                                              0
     51  Surplus adjustment:

   51.1  Paid in                                                                     (655,289,421)  A/B/C        (1,003,340,421)
   51.2  Transferred to capital (Stock Dividend)                                                                                 0
   51.3  Transferred from capital                                                                                                0

   51.4  Change in surplus as a result of reinsurance                                                                  497,286,477

     52  Dividends to stockholders                                                                                   (300,000,000)

     53  Aggregate write-ins for gains and losses in surplus                                                             3,747,052
                                                                                 ---------------- --------- -------------------

     54  Net change in capital and surplus (Lines 37 through 53)                     (708,154,842)               (1,470,128,341)
                                                                                 -------------------- --------- -------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                    $                              $
                                                                                    (907,495,464)                  3,643,202,750
                                                                                 ==================== ========= ===================

DETAILS OF  WRITE-INS (Line 8.3)


         Miscellanous income                                                             0                              95,627,924
         Foreign currency translation adjustment                                                                          (19,419)
         Reinsurance premium on inforce transaction                                                                  (103,946,153)
         Receivable for deposit accounting of reinsurance treaty                                                       105,814,400
         Consideration on reinsurance transaction                                                                      413,910,725

                                                                                 -------------------- --------- -------------------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                 0                              511,387,477
                                                                                 ==================== ========= ===================

DETAILS OF  WRITE-INS (Line 27)


         Experience refunds                                                                 0                          (19,511,142)
         Fines and penalties                                                                                                 38,164
         Reinsurance reserve recapture                                                                                      812,752
         Funds withheld ceded investment income                                                                         123,106,703
         Reinsurance transaction-Modco interest adjustment                                                            (91,623,805)
         Interest on surplus notes                                                                                       46,531,722
         Foreign currency translation adjustment                                                                                  0
         Change in liability for employee benefits                                                                         (45,476)
         Change in provision for liquidity guarantees                                                                     (338,546)
                                                                                   ---------------------------- -------------------

                                                                                   $                               $
         TOTAL WRITE-INS FOR LINE 27                                               0                              58,970,372
                                                                                   ==================== ===========================

DETAILS OF  WRITE-INS (Line 53)


         Non life subsidiary transaction                                                          $0                            $0
         Correction to an error                                                                                                  0
         Contributed surplus related to stock appreciation rights plan of indirect parent                               3,747,052
                                                                                 -------------------- --------- -------------------

                                                                                  $                               $
         TOTAL WRITE-INS FOR LINE 53                                              0                              3,747,052
                                                                                  ==================== ========= ===================


         Note:  Eliminations would all be on Investment and Corporate centers



4Q05 - Eliminations due to merger of TOLIC into TLIC on 10/1/08

A - Back-off TOLIC's ownership of TLIC's common shares:


          Original par paid for TLIC stock (316,955 shares w/par value of $10)                          3,169,550

          Excess paid for TLIC stock beyond par value                                                   675,248,283
                                                                                                        ------------------

            Total cost of TLIC stock                                                                    678,417,833         Per GL
                                                                                                        ------------------
          TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)
                                                                                                        907,495,464

          TOLIC's value in TLIC (TALIAC) as of 12/31/04                                                 877,758,455

          Unrealized gain as of 12/31/05                                                                229,077,631

          Unrealized gain as of 12/31/04                                                                199,340,622



DR        Pg 3, Ln 29 - Common Capital Stock                                                            3,169,550

DR        Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                               675,248,283

DR        Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus          29,737,009

DR        Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                          199,340,622
CR        Pg 2, Ln 2.2 - Investment in TLIC common stock                                                                907,495,464


B - Reflect cancellation of TOLIC's common stock held by TSC (TIHI) and preferred stock held by TA Corp:


          TSC owned 1,103,467 shares of common stock at $12.50 par value                                13,793,338

          TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value                         13,793,325
                                                                                                        ------------------

                                                                                                        27,586,663
                                                                                                        ==================
TSC:

DR        Pg 3, ln 29 - Common Capital Stock                                                            13,793,338
CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                13,793,338

TA Corp:

DR        Pg 3, ln 30 - Preferred Capital Stock                                                         13,793,325
CR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                       13,793,325


E - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC and TA Corp)


          TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value                         6,761,900

          TA Corp granted 86,590 shares of preferred stock at $10.00 par value                          865,900
                                                                                                        ------------------

                                                                                                        7,627,800
                                                                                                        ==================


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in              6,761,900

CR        Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                               6,761,900


DR        Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in              865,900

CR        Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                            865,900


--------------------------------------------------------------------------------------------------  --- ------------------
Overview of entries by statutory financial lines:

          Pg 2, Ln 2.2 - Investment in TLIC common stock                                                (907,495,464)

          Pg 2, Ln 23 - Write -in -- Company owned life insurance                                       -
                                                                                                        ------------------

            Total Asset Adjustment                                                                      (907,495,464)
                                                                                                        ==================


          Pg 3, Ln 1 - Aggregate reserve for life contracts                                             -
                                                                                                        ------------------

            Total Liability Adjustment                                                                  -
                                                                                                        ------------------



          Pg 3, ln 29 - Common Capital Stock                                                            (10,200,988)

          Pg 3, ln 30 - Preferred Capital Stock                                                         (12,927,425)

          Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                               (655,289,421)

          Pg 3, Ln 35 - Unassigned                                                                      (229,077,631)
                                                                                                        ------------------

            Total Equity Adjustment                                                                     (907,495,464)
                                                                                                        ------------------

                                                                                                        ------------------

            Total Equity & Liability Adjustment                                                         (907,495,464)
                                                                                                        ==================



          Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                      -

          Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts        -
                                                                                                        ------------------

            Total Net Income                                                                            -
                                                                                                        ==================



          Pg 4, Ln 36 - C&S as of 12/31/06                                                              (199,340,622)

          Pg 4, Ln 37 - Net Income                                                                      -

          Pg 4, Ln 38 - Chg in net unrealized capital gain                                              (29,737,009)

          Pg 4, Ln 41 - Change in non-admitted assets                                                   -

          Pg 4, Ln 50.1 - Capital paid in                                                               (23,128,413)

          Pg 4, Ln 51.1 - Surplus paid in                                                               (655,289,421)
                                                                                                        ------------------

            Total Unassigned Adjustment                                                                 (907,495,464)
                                                                                                        ==================

--------- ------------------------------------------------------------------------------------ ---  --- ------------------



Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2005


ASSETS                                                                              TOLIC             LIICA            TLIC

1.      Bonds                                                                  $17,972,060,581    $ 7,812,590,556   $35,851,714,885
2.      Stocks:

         2.1   Preferred stocks                                                    130,724,790         25,588,686      338,422,802

         2.2   Common stocks                                                       767,234,495         13,799,025      342,262,663
3.      Mortgage loans on real estate:

         3.1   First liens                                                       4,375,864,331      1,173,964,389    5,770,722,690
         3.2   Other than first liens                                                        0                  0                0
4.      Real estate

         4.1   Properties occupied by the company                                            0         64,869,278        6,464,646

         4.2   Properties held for production of income                                186,207         38,788,914        5,234,691

         4.3   Properties held for sale                                             14,354,895          4,564,208       22,822,187
5.      Cash, cash equivalents and short-term investments                          355,844,407        100,372,898      326,027,406

6.      Contract loans (including $ 0 premium notes)                               386,594,732        149,213,790      123,221,330

7.      Other invested assets                                                    1,207,896,207        276,026,700    1,116,749,339

8.      Receivable for securities                                                            0            512,195       13,473,730
9.      Aggregate write-ins for invested assets                                              0                  0                0
                                                                               ---------------- ------------------ ---------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                       25,210,760,645      9,660,290,639    43,917,116,369
                                                                               ---------------- ------------------ -----------------
11.    Title plants less $........0 charged off (for Title insurers only)                    0                  0                 0

12.    Investment income due and accrued                                           309,474,806        104,033,410       847,090,841
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                         191,686,732          (900,571)         5,403,724
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                        144,169,255         29,562,607         15,750,455
         13.3.  Accrued retrospective premiums                                             0                  0                  0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                17,021,218          6,379,336          3,175,821
         14.2  Funds held by or deposited with reinsured companies                80,379,976                  0             70,000
         14.3  Other amounts receivable under reinsurance contracts               36,670,484              2,851            748,971
15.    Amounts receivable relating to uninsured plans                                      0                  0                  0
16.1  Current federal and foreign income tax recoverable and interest thereon              0                  0        112,500,463
16.2  Net deferred tax asset                                                      99,060,310         49,424,111        116,391,484
17.    Guaranty funds receivable or on deposit                                       296,480          1,052,287          5,091,655
18.    Electronic data processing equipment and software                                   0                  0                  0
19.    Furniture and equipment, including health care delivery assets ($0)                 0                  0                  0
20.    Net adjustment in assets and liabilities due to foreign exchange rates              0                  0                  0
21.    Receivable from parent, subsidiaries and affiliates                       328,020,174         22,100,000         54,260,790
22.    Health care ($0) and other amounts receivable                                       0                  0                  0
23.    Aggregate write-ins for other than invested assets                        442,061,294        305,189,028        187,274,680

                                                                                ------------- ------------------ -----------------
24.    Total assets excluding Separate Accounts business (Lines 10 to 23)
                                                                             26,859,601,374   10,177,133,698     45,264,875,253
                                                                             ---------------- ------------------ -----------------
25.    From Separate Accounts Statement                                        2,827,671,194         17,017,468     23,662,197,968
                                                                             ---------------- ------------------ -----------------
26.    Total (Lines 24 and 25)                                                                 $                  $
                                                                             $29,687,272,568  10,194,151,166     68,927,073,221
                                                                             ================ ================== =================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                             $                $                  $
                                                                             0                0                  0
                                                                             ---------------- ------------------ -----------------

                                                                             $                $                  $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                        0                0                  0
                                                                             ================ ================== =================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                             $                $                  $
  Accounts receivable                                                       110,900,038      20,806,598         50,442,160
  Company owned life insurance                                                            0        250,610,306                  0
  Reinsurance deposit receivable                                                105,814,400                  0                  0
  Accounts receivable from reinsurers                                            19,934,644                  0                  0
  Modco Asset                                                                    80,637,416                  0                  0
  Estimated premium tax offsets related to the provision for future GFA                   0          2,612,873          7,075,346
  Prepaid reinsurance payable                                                             0                  0                  0
  Goodwill from assumption reinsurance with subsidiary                                    0                  0                  0
  General Agent Pension fund                                                     71,631,949                  0                  0
  Investment broker receivables                                                     997,072         30,455,790        121,623,396

  Investment receivables                                                         52,145,775            703,461  8,133,778
                                                                            ---------------- ------------------ -----------------
                                                                             $                $                  $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                      442,061,294      305,189,028        187,274,680
                                                                            ================ ================== =================


LIABILITIES                                                                        TOLIC             LIICA               TLIC
                                                                                                $                  $
1.      Aggregate reserve for life contracts                                  $12,383,294,403  7,284,916,121      30,910,479,787

2.      Aggregate reserve for accident and health contracts                   165,926,306      1,568,449,549      714,373,268

3.      Liability for deposit-type contracts                                  9,365,106,343    117,074,248        7,755,652,331
4. Contract claims:

         4.1   Life                                                           225,949,410      30,210,686         37,337,273

         4.2   Accident and health                                            84,744,646       110,369,102        40,207,188

5.      Policyholders' dividends and coupons due and unpaid                   103,485          15,257             6,525
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005              11,939,649          1,174,087            501,342
         6.2   Dividends not yet apportioned                                                0                  0                  0
         6.3   Coupons and similar benefits                                                 0                  0                  0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                   0                  0                  0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                3,846,456          4,539,901          2,054,100
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                     0                  0                  0

          9.2   Provision for experience rating refunds                           25,723,941       1,577,361              9,591,332

          9.3   Other amounts payable on reinsurance                              69,934,026       0                              0

          9.4   Interest Maintenance Reserve                                      250,907,860      83,110,624           214,961,532

10.     Commissions to agents due or accrued                                      3,730,580        21,081,049            14,846,086

11.     Commissions and expense allowances payable on reinsurance assumed         61,366,261       0                        101,152

12.     General expenses due or accrued                                           52,941,785       18,031,624            25,318,499

13 .    Transfers to Separate Accounts due or accrued                             (26,414,344)     (5,526,555)        (443,973,999)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes   15,259,330       19,008,283            27,925,744

15.1.  Current federal and foreign income taxes                                   88,932,972       10,364,233                 0
15.2.  Net deferred tax liability                                                       0                  0                  0

16.     Unearned investment income                                                13,017,774       1,280,990             89,761,551

17.     Amounts withheld or retained by company as agent or trustee               69,021,233       65,916,204            61,578,437

18.     Amounts held for agents' account, including agents' credit balance        17,471,351       13,253,028               678,975

19.     Remittances and items not allocated                                       174,680,475      41,878,024           104,925,439
20.     Net adjustment in assets and liabilities due to foreign exchange rates              0                  0                  0
21.     Liability for benefits for employees and agents if not included above      71,631,949                  0                  0
22.     Borrowed money and interest thereon                                                 0                  0          8,492,040
23.     Dividends to stockholders declared and unpaid                                       0                  0                  0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                           379,660,721        157,649,413        663,191,256
          24.2  Reinsurance in unauthorized companies                              22,398,748          2,103,125         17,263,976
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                        416,379,304         40,569,385      2,230,200,396
          24.4  Payable to parent, subsidiaries and affiliates                              0         10,400,504                  0
          24.5  Drafts outstanding                                                          0                  0                  0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                       0                  0                  0
          24.7  Funds held under coinsurance                                       23,030,533          6,172,521         63,231,098
          24.8  Payable for securities                                             18,739,178         48,436,791        104,110,532
          24.9  Capital notes and interest thereon                                          0                  0                  0

25.     Aggregate write-ins for liabilities                                        807,212,594      19,999,797         194,070,990
                                                                                  ----------------
                                                                                                   ------------------ -------------
26.     Total liabilities excluding Separate Accounts business (Lines 1-25)
                                                                                  24,796,536,969   9,672,055,352    42,846,886,850
                                                                                  ---------------- --------------------------------
27.     From Separate Accounts Statement                                            2,758,082,599     16,986,088     23,662,141,157
                                                                              ---------------- ------------------ -----------------
28.     Total liabilities (Line 26 and 27)                                                         $                  $
                                                                                 $27,554,619,568  9,689,041,440      66,509,028,007
                                                                             ================ ================== =================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                           $               $                  $
  Deferred derivative gain/loss                                                  4,634,997        0                  0
  Derivatives                                                                  17,010,581            411,200        108,922,906
  Municipal reverse repurchase agreement                                      715,011,969                  0         66,072,177
  Securities lending liability                                                 67,555,047                  0                  0
  Interest payable on surplus notes                                             3,000,000          2,250,000          8,625,000
  Due to reinsurer                                                                      0         17,318,597          6,407,574
  Gurantee fund assessment payable                                                      0             20,000                  0

  Amounts incurred related to separate account reinsurance agreements                   0                  0                  -
  Provision for liquidity guarantees                                                    0                  0          4,043,333
                                                                          ---------------- ------------------ -----------------

                                                                           $                $                  $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                807,212,594      19,999,797         194,070,990
                                                                          ================ ================== =================

SURPLUS AND OTHER FUNDS
                                                                           $                $                  $
29.     Common capital stock                                              13,793,338       1,250,000          3,169,550

30.     Preferred capital stock                                           13,793,325       1,250,000                  1,302,550
31.     Aggregate write-ins for other than special surplus funds                        0                  0                  0
32.     Surplus notes                                                         200,000,000        150,000,000        575,000,000
33.     Gross paid in and contributed surplus                               1,668,279,168        316,237,408      1,436,759,982
34.     Aggregate write-ins for special surplus funds                                   0                  0                  0
35.     Unassigned funds (surplus)                                            236,787,169         36,372,318        401,813,132
36.     Less treasury stock, at cost:
          36.1  Common shares                                                           0                  0                  0
          36.2  Preferred shares                                                        0                  0                  0
37.     Surplus (Total lines 31+32+33+34+35-36)                             2,105,066,337        502,609,726      2,413,573,114
                                                                          ---------------- ------------------ -----------------
38.     Totals of Lines 29, 30 and 37                                       2,132,653,000        505,109,726      2,418,045,214
                                                                          ---------------- ------------------ -----------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                                 $                  $
                                                                          $29,687,272,568  10,194,151,166     68,927,073,221
                                                                          ================ ================== =================




Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Balance Sheet
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
As of December 31, 2005

                                                                                                                        TLIC
                                                                                                                   Dec 31, 2005
ASSETS                                                                             Elimination                      Total
                                                                                                                              $
1.      Bonds                                                                           $       0                61,636,366,022
2.      Stocks:

         2.1   Preferred stocks                                                                                     494,736,278

         2.2   Common stocks                                                        (907,495,464)          A        215,800,719
3.      Mortgage loans on real estate:

         3.1   First liens                                                                                       11,320,551,410
         3.2   Other than first liens                                                                                         0
4.      Real estate

         4.1   Properties occupied by the company                                                                    71,333,924

         4.2   Properties held for production of income                                                              44,209,812

         4.3   Properties held for sale                                                                              41,741,290
5.      Cash, cash equivalents and short-term investments                                                           782,244,711

6.      Contract loans (including $ 0 premium notes)                                                                659,029,852

7.      Other invested assets                                                                                     2,600,672,246

8.      Receivable for securities                                                                                    13,985,925
9.      Aggregate write-ins for invested assets                                                                               0
                                                                                 ----------------- ---------- ------------------

10.    Subtotals, cash and invested assets (Lines 1 to 9)                           (907,495,464)                77,880,672,189
                                                                                 ----------------- ---------- ------------------
11.    Title plants less $........0 charged off (for Title insurers only)                       0                             0

12.    Investment income due and accrued                                                                          1,260,599,057
13.    Premiums and considerations:
         13.1   Uncollected premiums and agents' balances in course of
collection                                                                                                          196,189,885
         13.2   Deferred premiums, agents' balances and installments booked but deferred and not yet due (including $0 earned but unbilled
premiums)                                                                                                           189,482,317
         13.3.  Accrued retrospective premiums                                                                                0
14.      Reinsurance:
         14.1  Amounts recoverable from reinsurers                                                                   26,576,375
         14.2  Funds held by or deposited with reinsured companies                                                   80,449,976
         14.3  Other amounts receivable under reinsurance contracts                                                  37,422,306
15.    Amounts receivable relating to uninsured plans                                                                         0
16.1  Current federal and foreign income tax recoverable and interest thereon                                       112,500,463
16.2  Net deferred tax asset                                                                                        264,875,905
17.    Guaranty funds receivable or on deposit                                                                        6,440,422
18.    Electronic data processing equipment and software                                                                      0
19.    Furniture and equipment, including health care delivery assets ($0)                                                    0
20.    Net adjustment in assets and liabilities due to foreign exchange rates                                                 0
21.    Receivable from parent, subsidiaries and affiliates                                                          404,380,964
22.    Health care ($0) and other amounts receivable                                                                          0
23.    Aggregate write-ins for other than invested assets                           (125,005,354)      D            809,519,648
                                                                                 ----------------- ---------- ------------------

24.    Total assets excluding Separate Accounts business (Lines 10 to 23)         (1,032,500,818)                81,269,109,507

                                                                                 ----------------- ---------- ------------------
25.    From Separate Accounts Statement                                                         0                26,506,886,630
                                                                                 ----------------- ---------- ------------------
26.    Total (Lines 24 and 25)                                                                                 $
                                                                                 $(1,032,500,818)             107,775,996,137
                                                                                 ================= ========== ==================

DETAILS OF ASSET WRITE-INS (Line 9)

                                                                                 $                            $
                                                                                 0                            0
                                                                                 ----------------- ---------- ------------------

                                                                                 $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 9                                            0                            0
                                                                                 ================= ========== ==================

DETAILS OF ASSET WRITE-INS (Line 23)

                                                                                 $                             $
  Accounts receivable                                                            0                            182,148,796
  Company owned life insurance                                                      (125,005,354)      D            125,604,952
  Reinsurance deposit receivable                                                                                    105,814,400
  Accounts receivable from reinsurers                                                                                19,934,644
  Modco Asset                                                                                                        80,637,416
  Estimated premium tax offsets related to the provision for future GFA                                               9,688,219
  Prepaid reinsurance payable                                                                                                 0
  Goodwill from assumption reinsurance with subsidiary                                                                        0
  General Agent Pension fund                                                                                         71,631,949
  Investment broker receivables                                                                                     153,076,258

  Investment receivables                                                                                             60,983,014
                                                                                 ----------------- ---------- ------------------
                                                                                  $                            $
TOTAL OF ASSETS WRITE-INS FOR LINES 23                                           (125,005,354)                809,519,648
                                                                                 ================= ========== ==================

                                                                                                                   TLIC
                                                                                                                Dec 31, 2005
LIABILITIES                                                                        Elimination                      Total
                                                                                  $                            $
1.      Aggregate reserve for life contracts                                     (125,005,354)         D      50,453,684,957

2.      Aggregate reserve for accident and health contracts                                                       2,448,749,123

3.      Liability for deposit-type contracts                                                                     17,237,832,922
4. Contract claims:

         4.1   Life                                                                                                 293,497,369

         4.2   Accident and health                                                                                  235,320,936

5.      Policyholders' dividends and coupons due and unpaid                                                             125,267
6.      Provision for policyholders' dividends and coupons payable in following calendar year-estimated amounts:
         6.1   Dividends apportioned for payment to December 31, 2005                                                13,615,078
         6.2   Dividends not yet apportioned                                                                                  0
         6.3   Coupons and similar benefits                                                                                   0
7. Amount provisionally held for deferred dividend policies not included
in Line 6                                                                                                                     0
8.      Premiums and annuity considerations for life and accident and health
         contracts received in advance less discount                                                                 10,440,457
9.      Contract liabilities not included elsewhere:
          9.1   Surrender values on canceled contracts                                                                        0

          9.2   Provision for experience rating refunds                                                              36,892,634

          9.3   Other amounts payable on reinsurance                                                                 69,934,026

          9.4   Interest Maintenance Reserve                                                                        548,980,016

10.     Commissions to agents due or accrued                                                                         39,657,715

11.     Commissions and expense allowances payable on reinsurance assumed                                            61,467,413

12.     General expenses due or accrued                                                                              96,291,908

13 .    Transfers to Separate Accounts due or accrued                                                             (475,914,898)

14.     Taxes, licenses and fees due or accrued, excluding federal income taxes                                      62,193,357

15.1.  Current federal and foreign income taxes                                                                      99,297,205
15.2.  Net deferred tax liability                                                                                             0

16.     Unearned investment income                                                                                  104,060,315

17.     Amounts withheld or retained by company as agent or trustee                                                 196,515,874

18.     Amounts held for agents' account, including agents' credit balance                                           31,403,354

19.     Remittances and items not allocated                                                                         321,483,938
20.     Net adjustment in assets and liabilities due to foreign exchange rates                                                0
21.     Liability for benefits for employees and agents if not included above                                        71,631,949
22.     Borrowed money and interest thereon                                                                           8,492,040
23.     Dividends to stockholders declared and unpaid                                                                         0
24.     Miscellaneous liabilities:
          24.1  Asset valuation reserve                                                                           1,200,501,390
          24.2  Reinsurance in unauthorized companies                                                                41,765,849
          24.3  Funds held under reinsurance treaties with unauthorized
reinsurers                                                                                                        2,687,149,085
          24.4  Payable to parent, subsidiaries and affiliates                                                       10,400,504
          24.5  Drafts outstanding                                                                                            0
          24.6  Liability for amounts held under uninsured accident and health
plans                                                                                                                         0
          24.7  Funds held under coinsurance                                                                         92,434,152
          24.8  Payable for securities                                                                              171,286,501
          24.9  Capital notes and interest thereon                                                                            0

25.     Aggregate write-ins for liabilities                                                     0                 1,021,283,381
                                                                                 ----------------- ---------- ------------------

26.     Total liabilities excluding Separate Accounts business (Lines 1-25)         (125,005,354)                77,190,473,817

                                                                                 ----------------- ---------- ------------------
27.     From Separate Accounts Statement                                                        0                26,437,209,844
                                                                                 ----------------- ---------- ------------------
28.     Total liabilities (Line 26 and 27)                                        $                            $
                                                                                 (125,005,354)                103,627,683,661
                                                                                 ================= ========== ==================

DETAILS OF LIABILITIES WRITE-INS (Line 25)

                                                                                 $                             $
  Deferred derivative gain/loss                                                  0                            4,634,997
  Derivatives                                                                                                       126,344,687
  Municipal reverse repurchase agreement                                                                            781,084,146
  Securities lending liability                                                                                       67,555,047
  Interest payable on surplus notes                                                                                  13,875,000
  Due to reinsurer                                                                                                   23,726,171
  Gurantee fund assessment payable                                                                                       20,000

  Amounts incurred related to separate account reinsurance agreements                                                         0
  Provision for liquidity guarantees                                                                                  4,043,333
                                                                                 ----------------- ---------- ------------------

                                                                                 $                             $
TOTAL OF LIABILITIES WRITE-INS FOR LINE 25                                       0                            1,021,283,381
                                                                                 ================= ========== ==================

SURPLUS AND OTHER FUNDS
                                                                                  $                            $
29.     Common capital stock                                                     (11,450,988)       A/B/C/E   6,761,900

30.     Preferred capital stock                                                      (14,177,425)    B/C/E            2,168,450
31.     Aggregate write-ins for other than special surplus funds                                                              0
32.     Surplus notes                                                                                               925,000,000
33.     Gross paid in and contributed surplus                                       (652,789,420)   A/B/C/E       2,768,487,138
34.     Aggregate write-ins for special surplus funds                                                                         0
35.     Unassigned funds (surplus)                                                  (229,077,631)      A            445,894,988
36.     Less treasury stock, at cost:
          36.1  Common shares                                                                                                 0
          36.2  Preferred shares                                                                                              0
37.     Surplus (Total lines 31+32+33+34+35-36)                                     (881,867,051)                 4,139,382,126
                                                                                 ----------------- ---------- ------------------
38.     Totals of Lines 29, 30 and 37                                               (907,495,464)                 4,148,312,476
                                                                                 ----------------- ---------- ------------------
39.     Totals of Lines 28 and 38 (Liabilities and Surplus)                                                    $
                                                                                 $(1,032,500,818)             107,775,996,137
                                                                                 ================= ========== ==================
                                                                                                                          (0)







Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                    TOLIC               LIICA

                                                                                               $                   $
      1  Premiums and annuity considerations for life and accident and health contracts       2,041,050,195       724,260,049

      2  Considerations for supplementary contracts with life contingencies                   55,528              5,520,035

      3  Net investment income                                                                1,317,882,884       556,997,383

      4  Amortization of Interest Maintenance Reserve (IMR)                                   22,025,108          13,070,705

      5  Separate Accounts net gain from operations excluding unrealized gains or losses      (4,313)             -

      6  Commissions and expense allowances on reinsurance ceded                              64,089,325          77,665,247

      7  Reserve adjustments on reinsurance ceded                                             (184,963,889)       (202,418,073)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                               25,227,928          115,340
    8.2  Charges and fees for deposit-type contracts                                                                     0

    8.3  Aggregate write-ins for miscellaneous income                                         448,729,150         22,722,075
                                                                                              ------------------- ------------------

      9  Totals (Lines 1 to 8.3)                                                              3,734,091,916       1,197,932,761
                                                                                              ------------------- ------------------
     10  Death benefits
                                                                                              724,677,322         156,396,809

     11  Matured endowments (excluding guaranteed annual pure endowments)                     734,211             0

     12  Annuity benefits                                                                     592,315,997         84,237,760

     13  Disability benefits and benefits under accident and health contracts                 32,324,159          251,905,204

     14  Coupons, guaranteed annual pure endowments and similar benefits                      244,496                      0

     15  Surrender benefits and withdrawals for life contracts                                841,439,984         610,184,776
     16  Group conversions                                                                           0                  0

     17  Interest and adjustments on contract or deposit-type contract funds                  326,692,708         3,423,676

     18  Payments on supplementary contracts with life contingencies                          872,466             13,930,198
     19  Increase in aggregate reserves for life and accident and health contracts           747,808,752      (378,292,259)
                                                                                              ------------------- ------------------
     20  Totals (Lines 10 to 19)
                                                                                                3,267,110,095        741,786,164
     21  Commissions on premiums, annuity considerations and deposit-type
         contract funds (direct business only)                                                    524,311,111        191,337,394

     22  Commissions and expense allowances on reinsurance assumed                                309,106,072         13,005,274

     23  General insurance expenses                                                               256,497,950        111,767,551

     24  Insurance taxes, licenses and fees, excluding federal income taxes                        52,308,720         27,858,258

     25  Increase in loading on deferred and uncollected premiums                                (14,285,097)            194,292

     26  Net transfers to or (from) Separate Accounts net of reinsurance                        (256,274,192)            511,249

     27  Aggregate write-ins for deductions                                                     (172,850,951)         68,008,735
                                                                                             ----------------- ------------------

     28  Totals (Lines 20 to 27)                                                                   3,965,923,708      1,154,468,917
                                                                                              ------------------- ------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)
                                                                                                   (231,831,792)         43,463,844
     30  Dividends to policyholders                                                                   15,289,613          1,258,431
                                                                                              ------------------- ------------------
     31  Net gain from operations after dividends to policyholders and before                     (247,121,405)         42,205,413
        federal income taxes (Line 29  minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                  168,714,463       (12,832,652)
                                                                                              ------------------- ------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                         (415,835,868)         55,038,065
     34  Net realized capital gains or (losses) less capital gains tax and                           36,470,901          9,356,471
         transferred to the IMR                                                               ------------------ ------------------
     35  Net income (Line 33 plus Line 34)                                                     $   (379,364,967)    $    64,394,536
                                                                                              =================== ==================

CAPITAL AND SURPLUS ACCOUNT
                                                                                               $                   $
     36  Capital and surplus, December 31, prior year                                         2,742,060,503       606,261,189

     37  Net income (Line 35)                                                                 (379,364,967)       64,394,536

     38  Change in net unrealized capital gains (losses)                                      (441,555,847)       (7,392,718)

     39  Change in net unrealized foreign exchange capital gain (loss)                        78,059              (2,976,852)

     40  Change in net deferred income tax                                                    (55,352,984)        (26,483,029)

     41  Change in nonadmitted assets and related items                                       96,536,289          12,147,334

     42  Change in liability for reinsurance in unauthorized companies                        26,662,033          (1,576,599)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease    14,328,047          6,998,672

     44  Change in asset valuation reserve                                                    (104,592,539)       (20,853,681)
     45  Change in treasury stock                                                                        0                  0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period              120,688             0

     47  Other changes in surplus in Separate Accounts Statement                              9,407,549           1,863

     48  Change in surplus notes                                                              0                             0

     49  Cumulative effect of changes in accounting principles                                17,933,672                    0
     50  Capital changes:

   50.1  Paid in                                                                                        0                   0
   50.2  Transferred from surplus (Stock Dividend)                                                      0                   0
   50.3  Transferred to surplus                                                                         0                   0
     51  Surplus adjustment:

   51.1  Paid in                                                                                        0          (60,000,000)
   51.2  Transferred to capital (Stock Dividend)                                                        0                  0
   51.3  Transferred from capital                                                                       0                  0

   51.4  Change in surplus as a result of reinsurance                                         503,268,508              (739,014)

     52  Dividends to stockholders                                                            (300,000,000)            (70,000,000)

     53  Aggregate write-ins for gains and losses in surplus                                     3,123,989           5,328,025
                                                                                              ------------------- ------------------

     54  Net change in capital and surplus (Lines 37 through 53)                              (609,407,503)       (101,151,463)
                                                                                              ------------------- ------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                              $                   $
                                                                                              2,132,653,000       505,109,726
                                                                                              =================== ==================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                               $                  $
         Miscellanous income                                                                  32,969,597          922,578
         Foreign currency translation adjustment                                                        (19,419)                  0
         Reinsurance premium on inforce transaction                                                (103,946,153)                  0
         Reinsurance transaction - Modco interest adjustment                                                   0         12,033,440
         Income earned on company owned life insurance                                                         0          9,766,057
         Receivable for deposit accounting of reinsurance treaty                                     105,814,400                  0
         Amoritization of goodwill                                                                             0                  0
         Consideration on reinsurance transaction                                                    413,910,725                  0
                                                                                              ------------------- ------------------

         TOTAL WRITE-INS FOR LINE 8.3                                                          $                   $

                                                                                              448,729,150         22,722,075
                                                                                              =================== ==================

DETAILS OF  WRITE-INS (Line 27)

                                                                                               $                  $
         Experience refunds                                                                   (20,839,052)        176,183
         Fines and penalties                                                                              21,525            392,809
         Reinsurance reserve recapture                                                                         0                  0
         Funds withheld ceded investment income                                                       26,698,803          2,494,952
         Reinsurance transaction-Modco interest adjustment                                         (190,732,227)         59,142,537
         Reinsurance transaction-Modco reserve adjustment                                                      0            147,994
         Interest on surplus notes                                                                    12,000,000          9,001,200
         Foreign currency translation adjustment                                                               0        (3,346,940)
         Change in liability for employee benefits                                                             0                  0
         Change in provision for liquidity guarantees                                                          0                  0
                                                                                              ------------------- ------------------

                                                                                               $                   $
         TOTAL WRITE-INS FOR LINE 27                                                          (172,850,951)       68,008,735
                                                                                              =================== ==================

DETAILS OF  WRITE-INS (Line 53)


         Non life subsidiary transaction                                                                   $0                  $ 0
         Correction to an error                                                                             0                    0
         Contributed surplus related to stock appreciation rights plan of indirect parent              3,123,989          5,328,025
                                                                                              ------------------- ------------------


         TOTAL WRITE-INS FOR LINE 53                                                                $3,123,989           $5,328,025
                                                                                              =================== ==================


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                                   TLIC

                                                                                                              $
      1  Premiums and annuity considerations for life and accident and health contracts                          5,081,584,434

      2  Considerations for supplementary contracts with life contingencies                                         23,633,189

      3  Net investment income                                                                                   2,390,053,691

      4  Amortization of Interest Maintenance Reserve (IMR)                                                         39,487,939

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                                   320

      6  Commissions and expense allowances on reinsurance ceded                                                   105,759,084

      7  Reserve adjustments on reinsurance ceded                                                                (219,020,868)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                    276,683,877
    8.2  Charges and fees for deposit-type contracts                                                                    85,108

    8.3  Aggregate write-ins for miscellaneous income                                                        62,658,327
                                                                                                             ------------------

      9  Totals (Lines 1 to 8.3)                                                                             7,760,925,101
                                                                                                             ------------------
     10  Death benefits                                                                                            118,905,769


     11  Matured endowments (excluding guaranteed annual pure endowments)                                             (33,781)

     12  Annuity benefits                                                                                        1,079,364,879

     13  Disability benefits and benefits under accident and health contracts                                      102,075,397

     14  Coupons, guaranteed annual pure endowments and similar benefits                                                     0

     15  Surrender benefits and withdrawals for life contracts                                                   5,415,085,313
     16  Group conversions                                                                                                   0

     17  Interest and adjustments on contract or deposit-type contract funds                                       274,037,126

     18  Payments on supplementary contracts with life contingencies                                                27,231,395
     19  Increase in aggregate reserves for life and accident and health contracts                             (1,842,463,361)
                                                                                                             ------------------
     20  Totals (Lines 10 to 19)                                                                                 5,174,202,737

         Commissions on premiums, annuity considerations and deposit-type contract funds (direct business
     21  only)                                                                                                     418,098,971

     22  Commissions and expense allowances on reinsurance assumed                                                   7,335,477

     23  General insurance expenses                                                                                242,493,185

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                         27,899,406

     25  Increase in loading on deferred and uncollected premiums                                                    (620,940)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                         1,365,516,404

     27  Aggregate write-ins for deductions                                                                        231,821,323
                                                                                                             ------------------

     28  Totals (Lines 20 to 27)                                                                                 7,466,746,563
                                                                                                             ------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus
         Line 28)                                                                                                  294,178,538
     30  Dividends to policyholders                                                                                    454,687
                                                                                                             ------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes (Line 29        293,723,851
         minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                                  4,301,974
                                                                                                             ------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                         289,421,877
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR                    9,222,807
                                                                                                             ------------------
     35  Net income (Line 33 plus Line 34)                                                                     $   298,644,684
                                                                                                             ==================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                              $
     36  Capital and surplus, December 31, prior year                                                        2,570,611,210

     37  Net income (Line 35)                                                                                298,644,684

     38  Change in net unrealized capital gains (losses)                                                            44,453,539

     39  Change in net unrealized foreign exchange capital gain (loss)                                                       0

     40  Change in net deferred income tax                                                                          29,719,209

     41  Change in nonadmitted assets and related items                                                            (1,716,641)

     42  Change in liability for reinsurance in unauthorized companies                                            (17,011,463)
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                                   0

     44  Change in asset valuation reserve                                                                       (146,776,227)
     45  Change in treasury stock                                                                                            0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                    39,990,320

     47  Other changes in surplus in Separate Accounts Statement                                                  (39,791,208)

     48  Change in surplus notes                                                                                             0

     49  Cumulative effect of changes in accounting principles                                                     (6,668,241)
     50  Capital changes:

   50.1  Paid in                                                                                                             0
   50.2  Transferred from surplus (Stock Dividend)                                                                           0
   50.3  Transferred to surplus                                                                                              0
     51  Surplus adjustment:

   51.1  Paid in                                                                                                 (348,051,000)
   51.2  Transferred to capital (Stock Dividend)                                                                             0
   51.3  Transferred from capital                                                                                            0

   51.4  Change in surplus as a result of reinsurance                                                              (5,982,031)

     52  Dividends to stockholders                                                                                           0

     53  Aggregate write-ins for gains and losses in surplus                                                           623,063
                                                                                                             ------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                             (152,565,996)
                                                                                                             ------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                             $
                                                                                                             2,418,045,214
                                                                                                             ==================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                              $
         Miscellanous income                                                                                 62,658,327
         Foreign currency translation adjustment                                                                             0
         Reinsurance premium on inforce transaction                                                                          0
         Reinsurance transaction - Modco interest adjustment                                                                 0
         Income earned on company owned life insurance                                                                       0
         Receivable for deposit accounting of reinsurance treaty                                                             0
         Amoritization of goodwill                                                                                           0
         Consideration on reinsurance transaction                                                                            0
                                                                                                             ------------------

         TOTAL WRITE-INS FOR LINE 8.3                                                                         $

                                                                                                             62,658,327
                                                                                                             ==================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                              $
         Experience refunds                                                                                  1,327,910
         Fines and penalties                                                                                            16,639
         Reinsurance reserve recapture                                                                                 812,752
         Funds withheld ceded investment income                                                                     96,407,900
         Reinsurance transaction-Modco interest adjustment                                                          99,108,422
         Reinsurance transaction-Modco reserve adjustment                                                                    0
         Interest on surplus notes                                                                                  34,531,722
         Foreign currency translation adjustment                                                                             0
         Change in liability for employee benefits                                                                    (45,476)
         Change in provision for liquidity guarantees                                                                (338,546)
                                                                                                             ------------------

                                                                                                              $
         TOTAL WRITE-INS FOR LINE 27                                                                         231,821,323
                                                                                                             ==================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                             $
         Non life subsidiary transaction                                                                     0
         Correction to an error                                                                                              0
         Contributed surplus related to stock appreciation rights plan of indirect parent                              623,063
                                                                                                             ------------------

                                                                                                             $
         TOTAL WRITE-INS FOR LINE 53                                                                         623,063
                                                                                                             ==================


         Note:  Eliminations would all be on Investment and Corporate centers



Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                        Elimination


      1  Premiums and annuity considerations for life and accident and health contracts                $0

      2  Considerations for supplementary contracts with life contingencies

      3  Net investment income

      4  Amortization of Interest Maintenance Reserve (IMR)

      5  Separate Accounts net gain from operations excluding unrealized gains or losses

      6  Commissions and expense allowances on reinsurance ceded

      7  Reserve adjustments on reinsurance ceded
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts
    8.2  Charges and fees for deposit-type contracts

    8.3  Aggregate write-ins for miscellaneous income                                                    (4,860,504)
                                                                                                       --------------

      9  Totals (Lines 1 to 8.3)                                                                         (4,860,504)
                                                                                                       --------------
     10  Death benefits


     11  Matured endowments (excluding guaranteed annual pure endowments)

     12  Annuity benefits

     13  Disability benefits and benefits under accident and health contracts

     14  Coupons, guaranteed annual pure endowments and similar benefits

     15  Surrender benefits and withdrawals for life contracts
     16  Group conversions

     17  Interest and adjustments on contract or deposit-type contract funds

     18  Payments on supplementary contracts with life contingencies
     19  Increase in aggregate reserves for life and accident and health contracts                       (4,860,504)
                                                                                                       --------------
     20  Totals (Lines 10 to 19)                                                                         (4,860,504)

     21  Commissions on premiums, annuity considerations and deposit-type contract funds direct business only)

     22  Commissions and expense allowances on reinsurance assumed

     23  General insurance expenses

     24  Insurance taxes, licenses and fees, excluding federal income taxes

     25  Increase in loading on deferred and uncollected premiums

     26  Net transfers to or (from) Separate Accounts net of reinsurance

     27  Aggregate write-ins for deductions                                                                        0
                                                                                                       --------------

     28  Totals (Lines 20 to 27)                                                                         (4,860,504)
                                                                                                       --------------
     29  Net gain from operations before dividends to policyholders and federal income taxes                         0
         (Line 9 minus Line 28)
     30  Dividends to policyholders
                                                                                                       --------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes                0
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)
                                                                                                       --------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                         0
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR
                                                                                                       --------------
     35  Net income (Line 33 plus Line 34)                                                               $         0
                                                                                                       ==============

CAPITAL AND SURPLUS ACCOUNT
                                                                                                        $
     36  Capital and surplus, December 31, prior year                                                  (199,340,622)

     37  Net income (Line 35)

     38  Change in net unrealized capital gains (losses)                                                (29,737,009)

     39  Change in net unrealized foreign exchange capital gain (loss)

     40  Change in net deferred income tax

     41  Change in nonadmitted assets and related items

     42  Change in liability for reinsurance in unauthorized companies
     43  Change in reserve on account of change in valuation basis, (increase) or decrease

     44  Change in asset valuation reserve
     45  Change in treasury stock

     46  Surplus (contributed to) withdrawn from Separate Accounts during period

     47  Other changes in surplus in Separate Accounts Statement

     48  Change in surplus notes

     49  Cumulative effect of changes in accounting principles
     50  Capital changes:

   50.1  Paid in                                                                                        (25,628,413)
   50.2  Transferred from surplus (Stock Dividend)
   50.3  Transferred to surplus
     51  Surplus adjustment:

   51.1  Paid in                                                                                       (652,789,420)
   51.2  Transferred to capital (Stock Dividend)
   51.3  Transferred from capital

   51.4  Change in surplus as a result of reinsurance

     52  Dividends to stockholders

     53  Aggregate write-ins for gains and losses in surplus
                                                                                                       --------------

     54  Net change in capital and surplus (Lines 37 through 53)                                       (708,154,842)
                                                                                                       --------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                       $
                                                                                                       (907,495,464)
                                                                                                       ==============

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                       $
         Miscellanous income                                                                           0
         Foreign currency translation adjustment
         Reinsurance premium on inforce transaction
         Reinsurance transaction - Modco interest adjustment
         Income earned on company owned life insurance                                                   (4,860,504)
         Receivable for deposit accounting of reinsurance treaty
         Amoritization of goodwill
         Consideration on reinsurance transaction

                                                                                                       --------------
         TOTAL WRITE-INS FOR LINE 8.3
                                                                                                       $
                                                                                                       (4,860,504)
                                                                                                       ==============

DETAILS OF  WRITE-INS (Line 27)

                                                                                                       $
         Experience refunds                                                                            0
         Fines and penalties
         Reinsurance reserve recapture
         Funds withheld ceded investment income
         Reinsurance transaction-Modco interest adjustment
         Reinsurance transaction-Modco reserve adjustment
         Interest on surplus notes
         Foreign currency translation adjustment
         Change in liability for employee benefits
         Change in provision for liquidity guarantees
                                                                                                       --------------

                                                                                                       $
         TOTAL WRITE-INS FOR LINE 27                                                                   0
                                                                                                       ==============

DETAILS OF  WRITE-INS (Line 53)

                                                                                                       $
         Non life subsidiary transaction                                                               0
         Correction to an error
         Contributed surplus related to stock appreciation rights plan of indirect parent
                                                                                                       --------------

                                                                                                       $
         TOTAL WRITE-INS FOR LINE 53                                                                   0
                                                                                                       ==============


         Note:  Eliminations would all be on Investment and Corporate centers

Proforma Unaudited Consolidated Statutory Income Statement
Transamerica Life Insurance Company,
Transamerica Occidental Life Insurance Company
  and Life Investors Insurance Company of America
For Year Ending December 31, 2005

                                                                                                            TLIC
                                                                                                         Dec 31, 2005
                                                                                                            Totals

                                                                                                         $
      1  Premiums and annuity considerations for life and accident and health contracts                 7,846,894,678

      2  Considerations for supplementary contracts with life contingencies                                        29,208,752

      3  Net investment income                                                                                  4,264,933,958

      4  Amortization of Interest Maintenance Reserve (IMR)                                                        74,583,752

      5  Separate Accounts net gain from operations excluding unrealized gains or losses                              (3,993)

      6  Commissions and expense allowances on reinsurance ceded                                                  247,513,656

      7  Reserve adjustments on reinsurance ceded                                                               (606,402,830)
      8  Miscellaneous Income:
         Income from fees associated with investment management, administration and contract
    8.1  guarantees

         from Separate Accounts                                                                                   302,027,145
    8.2  Charges and fees for deposit-type contracts                                                                   85,108

    8.3  Aggregate write-ins for miscellaneous income                                            D                529,249,048
                                                                                              --------- ----------------------

      9  Totals (Lines 1 to 8.3)                                                                               12,688,089,274
                                                                                              --------- ----------------------
     10  Death benefits                                                                                           999,979,900


     11  Matured endowments (excluding guaranteed annual pure endowments)                                             700,430

     12  Annuity benefits                                                                                       1,755,918,636

     13  Disability benefits and benefits under accident and health contracts                                     386,304,760

     14  Coupons, guaranteed annual pure endowments and similar benefits                                              244,496

     15  Surrender benefits and withdrawals for life contracts                                                  6,866,710,073
     16  Group conversions                                                                                                  0

     17  Interest and adjustments on contract or deposit-type contract funds                                      604,153,510

     18  Payments on supplementary contracts with life contingencies                                               42,034,059
     19  Increase in aggregate reserves for life and accident and health contracts               D            (1,477,807,372)
                                                                                              --------- ----------------------
     20  Totals (Lines 10 to 19)                                                                                9,178,238,492

     21  Commissions on premiums, annuity considerations and deposit-type contract funds
         direct business only)                                                                                  1,133,747,476

     22  Commissions and expense allowances on reinsurance assumed                                               329,446,823

     23  General insurance expenses                                                                              610,758,686

     24  Insurance taxes, licenses and fees, excluding federal income taxes                                      108,066,384

     25  Increase in loading on deferred and uncollected premiums                                               (14,711,745)

     26  Net transfers to or (from) Separate Accounts net of reinsurance                                       1,109,753,461

     27  Aggregate write-ins for deductions                                                                      126,979,107
                                                                                              -------- ----------------------

     28  Totals (Lines 20 to 27)                                                                              12,582,278,684
                                                                                              -------- ----------------------
     29  Net gain from operations before dividends to policyholders and federal income taxes                       105,810,590
         (Line 9 minus Line 28)
     30  Dividends to policyholders                                                                               17,002,731
                                                                                              -------- ----------------------
     31  Net gain from operations after dividends to policyholders and before federal income taxes                 88,807,859
         (Line 29 minus Line 30)
     32  Federal and foreign income taxes incurred (excluding tax on capital gains)                            160,183,785
                                                                                             ------- ----------------------
     33  Net gain from operations after dividends to policyholders and federal income taxes and before realized

         capital gains or (losses) (Line 31 minus Line 32)                                                  (71,375,926)
     34  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR             55,050,179
                                                                                                   ----------------------
     35  Net income (Line 33 plus Line 34)                                                            $     (16,325,747)
                                                                                                   ======================

CAPITAL AND SURPLUS ACCOUNT
                                                                                                                  $
     36  Capital and surplus, December 31, prior year                                                A     5,719,592,280

     37  Net income (Line 35)                                                                                       (16,325,747)

     38  Change in net unrealized capital gains (losses)                                             A             (434,232,035)

     39  Change in net unrealized foreign exchange capital gain (loss)                                               (2,898,793)

     40  Change in net deferred income tax                                                                          (52,116,804)

     41  Change in nonadmitted assets and related items                                                              106,966,982

     42  Change in liability for reinsurance in unauthorized companies                                                 8,073,971
     43  Change in reserve on account of change in valuation basis, (increase) or decrease                            21,326,719

     44  Change in asset valuation reserve                                                                         (272,222,447)
     45  Change in treasury stock                                                                                              0

     46  Surplus (contributed to) withdrawn from Separate Accounts during period                                      40,111,008

     47  Other changes in surplus in Separate Accounts Statement                                                    (30,381,796)

     48  Change in surplus notes                                                                                               0

     49  Cumulative effect of changes in accounting principles                                                        11,265,431
     50  Capital changes:

   50.1  Paid in                                                                                 A/B/C/E            (25,628,413)
   50.2  Transferred from surplus (Stock Dividend)                                                                             0
   50.3  Transferred to surplus                                                                                       0
     51  Surplus adjustment:

   51.1  Paid in                                                                              A/B/C/E         (1,060,840,420)
   51.2  Transferred to capital (Stock Dividend)                                                                            0
   51.3  Transferred from capital                                                                                           0

   51.4  Change in surplus as a result of reinsurance                                                             496,547,463

     52  Dividends to stockholders                                                                              (370,000,000)

     53  Aggregate write-ins for gains and losses in surplus                                                        9,075,077
                                                                                              --------- ----------------------

     54  Net change in capital and surplus (Lines 37 through 53)                                              (1,571,279,804)
                                                                                              --------- ----------------------
     55  Capital and surplus as of statement date (Lines 36 + 54)                                        $
                                                                                                        4,148,312,476
                                                                                              ========= ======================

DETAILS OF  WRITE-INS (Line 8.3)

                                                                                                        $
         Miscellanous income                                                                           96,550,502
         Foreign currency translation adjustment                                                                    (19,419)
         Reinsurance premium on inforce transaction                                                            (103,946,153)
         Reinsurance transaction - Modco interest adjustment                                                      12,033,440
         Income earned on company owned life insurance                                          D                  4,905,553
         Receivable for deposit accounting of reinsurance treaty                                                 105,814,400
         Amoritization of goodwill                                                                                         0
         Consideration on reinsurance transaction                                                                413,910,725

                                                                                             --------- ----------------------
         TOTAL WRITE-INS FOR LINE 8.3                                                                   $

                                                                                                       529,249,048
                                                                                             ========= ======================

DETAILS OF  WRITE-INS (Line 27)

                                                                                                        $
         Experience refunds                                                                            (19,334,959)
         Fines and penalties                                                                                         430,973
         Reinsurance reserve recapture                                                                               812,752
         Funds withheld ceded investment income                                                                  125,601,655
         Reinsurance transaction-Modco interest adjustment                                                      (32,481,268)
         Reinsurance transaction-Modco reserve adjustment                                                            147,994
         Interest on surplus notes                                                                                55,532,922
         Foreign currency translation adjustment                                                                 (3,346,940)
         Change in liability for employee benefits                                                                  (45,476)
         Change in provision for liquidity guarantees                                                              (338,546)
                                                                                             --------- ----------------------

                                                                                                        $
         TOTAL WRITE-INS FOR LINE 27                                                                   126,979,107
                                                                                             ========= ======================

DETAILS OF  WRITE-INS (Line 53)

                                                                                                       $
         Non life subsidiary transaction                                                               0
         Correction to an error                                                                                            0
         Contributed surplus related to stock appreciation rights plan of indirect parent                          9,075,077
                                                                                             --------- ----------------------


         TOTAL WRITE-INS FOR LINE 53                                                                            $9,075,077
                                                                                             ========= ======================


         Note:  Eliminations would all be on Investment and Corporate centers





4Q05 - Eliminations due to merger of TOLIC and LIICA into TLIC on 10/1 and 10/2/08, respectively

A - Back-off TOLIC's ownership of TLIC's common shares:

         Original par paid for TLIC stock (316,955 shares w/par value of $10)                         3,169,550
         Excess paid for TLIC stock beyond par value                                                675,248,283
                                                                                                ---------------------------
           Total cost of TLIC stock                                                                 678,417,833              Per GL
                                                                                                ---------------------------
         TOLIC's value in TLIC as of 12/31/05 per audit (TLIC valuation issue)                      907,495,464
         TOLIC's value in TLIC (TALIAC) as of 12/31/04                                              877,758,455
         Unrealized gain as of 12/31/05                                                             229,077,631
         Unrealized gain as of 12/31/04                                                             199,340,622


DR       Pg 3, Ln 29 - Common Capital Stock                                                             3,169,550
DR       Pg 3, Ln 33 - Gross Pd-in & Contributed Surplus                                            675,248,283
DR       Pg 4, Ln 38 - Chg in net unrealized capital gain -- Pg 3, Ln 35 - Unassigned surplus         29,737,009
DR       Pg 4, Ln 36 - C&S as of 12/31/05 -- Pg 3, Ln 35 - Unassigned surplus                       199,340,622
CR       Pg 2, Ln 2.2 - Investment in TLIC common stock                                                                 907,495,464


B - Reflect cancellation of TOLIC's common stock held by TSC (TIHI) and preferred stock held by TA Corp:

         TSC owned 1,103,467 shares of common stock at $12.50 par value
         13,793,338 TA Corp owned 1,103,466 shares of preferred stock at $12.50 par value 13,793,325
                                                                                                --------------------------
                                                                                                      27,586,663
                                                                                                ==========================
TSC:
DR       Pg 3, ln 29 - Common Capital Stock                                                           13,793,338
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                 13,793,338

TA Corp:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                        13,793,325
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                        13,793,325


C - Reflect cancellation of LIICA's common and preferred stock held by AEGON
USA, Inc.:

         AEGON USA, Inc. owned 504,032 shares of common stock at $2.48 par value                        1,250,000
         AEGON USA, Inc. owned 504,033 shares of preferred stock at $2.48 par value                     1,250,000
                                                                                                --------------------------
                                                                                                        2,500,000
                                                                                                ==========================
AEGON USA, Inc. common stock:
DR       Pg 3, ln 29 - Common Capital Stock                                                             1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                                                  1,250,000

AEGON USA, Inc. preferred stock:
DR       Pg 3, ln 30 - Preferred Capital Stock                                                          1,250,000
CR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus (not housed here though)                                        1,250,000

LIICA's common and preferred shares shall be deemed cancelled by operation of law. Therefore, in exchange for its agreement to merge LIICA into TLIC, AEGON
USA shall receive TIHI common stock equal in value to the fair market value of the LIICA common stock that is deemed cancelled.


D - Reverse LOLI contracts issued by TLIC to LIICA:

DR       Pg 3, Ln 1 - Aggregate reserve for life contracts                                          125,005,354
CR       Pg 2, Ln 23 - Write -in -- Company owned life insurance                                                       125,005,354

DR       Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                       4,860,504
CR       Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts                          4,860,504


E - Issue common and preferred shares of TLIC to previous owners of TOLIC (TSC and TA Corp)

         TSC (TIHI) granted 676,190 shares of common stock at $10.00 par value
         6,761,900 TA Corp granted 86,590 shares of preferred stock at $10.00 par value 865,900
                                                                                                --------------------------
                                                                                                        7,627,800
                                                                                                ==========================

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in               6,761,900
CR       Pg 3, ln 29 - Common Capital Stock, Pg 4, ln 50.1 Capital paid in                                               6,761,900

DR       Pg 3, ln 33 - Gross Pd-in & Contributed Surplus, Pg 4, Ln 51.1 - Surplus paid in                 865,900
CR       Pg 3, ln 30 - Preferred Capital Stock,  Pg 4, ln 50.1 Capital paid in                                              865,900


--------------------------------------------------------------------------------------------------------------------------
Overview of entries by statutory financial lines:
         Pg 2, Ln 2.2 - Investment in TLIC common stock                                            (907,495,464)
         Pg 2, Ln 23 - Write -in -- Company owned life insurance                                   (125,005,354)
                                                                                                --------------------------
           Total Asset Adjustment                                                               (1,032,500,818)
                                                                                                ==========================

         Pg 3, Ln 1 - Aggregate reserve for life contracts                                         (125,005,354)
                                                                                                --------------------------
           Total Liability Adjustment                                                              (125,005,354)
                                                                                                --------------------------


         Pg 3, ln 29 - Common Capital Stock                                                          (11,450,988)
         Pg 3, ln 30 - Preferred Capital Stock                                                       (14,177,425)
         Pg 3, ln 33 - Gross Pd-in & Contributed Surplus                                           (652,789,420)
         Pg 3, Ln 35 - Unassigned                                                                  (229,077,631)
                                                                                                --------------------------
           Total Equity Adjustment                                                                 (907,495,464)
                                                                                                --------------------------

                                                                                                --------------------------
           Total Equity & Liability Adjustment                                                  (1,032,500,818)
                                                                                                ==========================


         Pg 4, Ln 8.3 - Write-in -- Income earned on company owned life insurance                      (4,860,504)
         Pg 4, Ln 19 - Inrease in aggregate reserves for life and accident and health contracts        (4,860,504)
                                                                                                --------------------------
           Total Net Income                                                                                        -
                                                                                                ==========================


         Pg 4, Ln 36 - C&S as of 12/31/06                                                          (199,340,622)
         Pg 4, Ln 37 - Net Income                                                                                  -
         Pg 4, Ln 38 - Chg in net unrealized capital gain                                            (29,737,009)
         Pg 4, Ln 41 - Change in non-admitted assets                                                               -
         Pg 4, Ln 50.1 - Capital paid in                                                             (25,628,413)
         Pg 4, Ln 51.1 - Surplus paid in                                                           (652,789,420)
                                                                                                --------------------------
           Total Unassigned Adjustment                                                             (907,495,464)
                                                                                                ==========================

-------- ------------------------------------------------------------------------------------ -----------------------------


FINANCIAL STATEMENTS AND SCHEDULES - STATUTORY BASIS

Transamerica Occidental Life Insurance Company
Years Ended December 31, 2007, 2006 and 2005

                 Transamerica Occidental Life Insurance Company

                           Financial Statements and Schedules - Statutory Basis

                  Years Ended December 31, 2007, 2006 and 2005




                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................7
Statements of Cash Flow - Statutory Basis................................................................9
Notes to Financial Statements - Statutory Basis.........................................................11

Statutory-Basis Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in Related Parties.........................71
Schedule III - Supplementary Insurance Information......................................................72
Schedule IV - Reinsurance...............................................................................73


ERNST & YOUNG

ERNST & YOUNG LLP
Suite 3000
801 Grand Avenue
Des Moines, IA  50309-2764
Phone:  (515) 243-2727
www.ey.com


             Report of Independent Registered Public Accounting Firm

The Board of Directors
Transamerica Occidental Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Occidental Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reports. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Occidental Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth herein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Occidental Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Transamerica Occidental Life Insurance Company changed its accounting for investment in subsidiary, controlled and affiliated entities.


/s/ ERNST & YOUNG LLP


March 28, 2008


                 Transamerica Occidental Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
Admitted assets Cash and invested assets:
   Bonds:
     Affiliated entities                                                 $       264,908  $       273,716
     Unaffiliated                                                             16,206,188       16,488,866
   Preferred stocks:
     Affiliated entities                                                           9,728            9,452
     Unaffiliated                                                                545,135          718,501
   Common stocks:

     Affiliated entities (cost: 2007 - $1,009,764; 2006 - $974,175)            2,051,127        1,460,978
     Unaffiliated (cost: 2007 - $162,676; 2006 - $221,815)                       176,641          255,727
   Mortgage loans on real estate                                               4,545,014        4,332,562
   Real estate, at cost (land)                                                       186              186
   Properties held for sale                                                        8,812            8,685
   Policy loans                                                                  390,494          387,465
   Cash, cash equivalents and short-term investments                             574,048          556,775
   Receivables for securities                                                      1,799           70,259
   Other invested assets                                                       1,832,340        1,580,243
                                                                       ------------------------------------
Total cash and invested assets                                                26,606,420       26,143,415

Net deferred income tax asset                                                    132,026           99,886
Due and accrued investment income                                                295,139          308,326
Premiums deferred and uncollected                                                243,654          324,557
Reinsurance receivable                                                           318,770          196,663
Receivable from parent, subsidiaries and affiliates                              169,099          231,049
Accounts receivable                                                               58,214           44,374
General agents pension fund                                                       76,748           73,036
Reinsurance deposit receivable                                                   120,582          112,956
Goodwill                                                                          69,719           78,993
Other admitted assets                                                            144,842          155,145
Separate account assets                                                        2,776,745        2,575,661
                                                                       ------------------------------------
Total admitted assets                                                    $    31,011,958  $    30,344,061
                                                                       ====================================






                                                                                    December 31
                                                                               2007             2006
                                                                         -----------------------------------
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                  $    8,099,723  $     7,717,859
     Annuity                                                                    4,615,448        4,834,728
     Accident and health                                                          219,556          190,440
   Liability for deposit-type contracts                                         9,198,791        9,230,957
   Policy and contract claim reserves:
     Life                                                                         282,711          227,839
     Accident and health                                                           47,080           74,552
   Other policyholders' funds                                                      16,232           15,080
   Municipal reverse repurchase agreements                                        270,370          455,262
   Remittances and items not allocated                                            263,227          255,811
   Borrowed money                                                                       -          312,669
   Asset valuation reserve                                                        548,657          533,632
   Interest maintenance reserve                                                   236,189          228,882
   Funds held under coinsurance and other reinsurance treaties
                                                                                  251,147          189,081
   Reinsurance in unauthorized reinsurers                                          48,805           31,481
   Commissions and expense allowances payable on reinsurance assumed
                                                                                   84,745           72,918
   Federal and foreign income taxes payable                                        68,807           66,303
   Payable to affiliates                                                          158,861          157,228
   Payable for securities                                                          21,600            1,359
   Securities lending liability                                                    76,851           72,132
   Transfers from separate accounts due or accrued                                (78,921)         (71,838)
   Other liabilities                                                              293,859          354,633
   Separate account liabilities                                                 2,690,282        2,500,905
                                                                         -----------------------------------
Total liabilities                                                              27,414,020       27,451,913

Capital and surplus:
   Common stock, $12.50 per share par value 4,000,000   shares
     authorized, 1,104,117 issued and outstanding                                  13,802           13,802
   Preferred stock, $12.50 per share par value, 1,103,466
     shares authorized, 1,103,466 issued and outstanding (total
     liquidation value -$825,000)                                                  13,793           13,793
   Paid-in surplus                                                              1,672,352        1,673,875
   Unassigned surplus                                                           1,897,991        1,190,678
                                                                         -----------------------------------
                                                                         -----------------------------------
Total capital and surplus                                                       3,597,938        2,892,148
                                                                         -----------------------------------
                                                                         -----------------------------------
Total liabilities and capital and surplus                                  $   31,011,958  $    30,344,061
                                                                         ===================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                2007            2006            2005
                                                          -------------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:
     Life                                                   $  1,648,957    $  1,346,295    $  1,475,919
     Annuity                                                     407,215         542,149         515,152
     Accident and health                                          87,554          75,728          50,035
   Net investment income                                       1,399,174       1,376,785       1,317,883
   Amortization of interest maintenance reserve                   20,515          21,349          22,025
   Commissions and expense allowances on reinsurance
     ceded                                                        50,454        (337,913)         64,089
   Income from fees associated with investment
     management, administration and contract guarantees
     for separate accounts                                        20,373          22,237          25,228
   Modified coinsurance reserve adjustment                      (116,533)       (179,964)       (184,964)
   Consideration on reinsurance recapture                          2,284         955,428         413,911
   Other income                                                   46,317         173,616          34,814
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                               3,566,310       3,995,710       3,734,092
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health                                955,077         874,862         757,001
     Annuity benefits                                            558,323         575,850         592,316
     Surrender benefits                                          949,303         911,212         841,440
     Other benefits                                              524,042         484,555         328,545
     Increase (decrease) in aggregate reserves for
       policies and contracts:
         Life                                                    369,502       1,205,012         750,331
         Annuity                                                (219,594)       (107,240)        (31,428)
         Accident and health                                      29,117          24,514          28,905
                                                          -------------------------------------------------
                                                               3,165,770       3,968,765       3,267,110
   Insurance expenses:
     Commissions                                                 736,128         666,668         833,417
     General insurance expenses                                  271,424         233,280         256,498
     Taxes, licenses and fees                                     55,355          46,293          52,309
     Net transfer from separate accounts                        (286,123)       (221,422)       (256,274)
     Modified coinsurance interest adjustment                   (258,887)       (303,164)       (190,732)
     Other                                                       (36,249)         68,947           3,596
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                                 481,648         490,602         698,814
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Total benefits and expenses                                    3,647,418       4,459,367       3,965,924
                                                          -------------------------------------------------
Loss from operations before dividends to
   policyholders, federal income tax expense and
   net realized capital gains on investments                $    (81,108)   $   (463,657)   $   (231,832)









                 Transamerica Occidental Life Insurance Company

             Statements of Operations - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                2007            2006            2005
                                                          -------------------------------------------------

Dividends to policyholders                                   $    14,929     $    14,298     $    15,290
                                                          -------------------------------------------------
                                                          -------------------------------------------------
Loss from operations before federal income tax expense           (96,037)
   and net realized capital gains on investments                                (477,955)       (247,122)
Federal income tax expense                                        53,910          10,624         168,714
                                                          -------------------------------------------------
Loss from operations before net realized capital gains on       (149,947)
   investments                                                                  (488,579)       (415,836)
Net realized capital gains on investments (net of related
   federal income taxes and amounts transferred from/to
   interest maintenance reserve)                                  51,961          27,242          36,471
                                                          -------------------------------------------------
Net loss                                                     $   (97,986)    $  (461,337)    $  (379,365)
                                                          =================================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company
                        Statements of Changes in Capital
                          and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                                                                            Total
                                           Common Stock Preferred   Surplus     Paid-in     Unassigned   Capital and
                                                          Stock      Notes      Surplus      Surplus       Surplus
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at January 1, 2005                   $13,793    $13,793     $200,000  $1,670,170    $  844,305      $2,742,061
   Cumulative effect of change in
     accounting principles                         -          -            -           -        44,010          44,010
   Net loss                                        -          -            -           -      (379,365)       (379,365)
   Change in non-admitted assets                   -          -            -           -        96,536          96,536
   Change in unrealized capital                    -          -            -           -        36,624          36,624
     gains/losses
   Change in asset valuation reserve               -          -            -           -      (104,593)       (104,593)
   Change in liability for reinsurance in
     unauthorized companies                        -          -            -           -        26,662          26,662
   Change in surplus in separate accounts          -          -            -           -         9,528           9,528
   Change in net deferred income tax asset         -          -            -           -       (55,353)        (55,353)
   Correction of errors                            -          -            -           -       (11,748)        (11,748)
   Change in surplus due to reinsurance            -          -            -           -       503,269         503,269
   Dividend to stockholder                         -          -            -           -      (300,000)       (300,000)
   Contributed surplus related to stock
     appreciation rights plan of indirect
     parent                                        -          -            -       3,124             -           3,124
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at December 31, 2005                  13,793     13,793      200,000   1,673,294       709,875       2,610,755
   Cumulative effect of change in
     accounting principles                         -          -            -           -           303             303
   Net loss                                        -          -            -           -      (461,337)       (461,337)
   Change in non-admitted assets                   -          -            -           -       (42,810)        (42,810)
   Change in unrealized capital                    -          -            -           -       391,583         391,583
     gains/losses
   Change in asset valuation reserve               -          -            -           -      (153,971)       (153,971)
   Change in liability for reinsurance in
     unauthorized companies                        -          -            -           -        (9,082)         (9,082)
   Change in surplus in separate accounts          -          -            -           -         5,492           5,492
   Change in net deferred income tax asset         -          -            -           -        69,620          69,620
   Change in surplus due to reinsurance            -          -            -           -       735,082         735,082
   Redemption of surplus note                      -          -     (200,000)          -             -        (200,000)
   Dividend to stockholder                         -          -            -           -       (54,068)        (54,068)
   Dissolution of subsidiary - Ammest              9          -            -           -            (9)              -
   Contributed surplus related to stock
     appreciation rights plan of indirect
     parent                                        -          -            -         581             -             581
                                           ----------------------------------------------------------------------------
Balance at December 31, 2006                 $13,802    $13,793   $           $1,673,875    $1,190,678      $2,892,148
                                                                           -




                 Transamerica Occidental Life Insurance Company
                        Statements of Changes in Capital
                    and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)

                                           ----------------------------------------------------------------------------
                                           Common Stock Preferred   Surplus     Paid-in     Unassigned  Total Capital
                                                          Stock      Notes      Surplus      Surplus     and Surplus
                                           ----------------------------------------------------------------------------
Balance at December 31, 2006                 $13,802    $13,793   $            $1,673,875   $1,190,678      $2,892,148
                                                                          -
   Net loss                                        -          -           -             -      (97,986)        (97,986)
   Change in non-admitted assets                   -          -           -             -       30,726          30,726
   Change in unrealized capital
     gains/losses                                  -          -           -             -      621,281         621,281
   Change in asset valuation reserve               -          -           -             -      (15,025)        (15,025)
   Change in liability for reinsurance in
     unauthorized companies                        -          -           -             -      (17,324)        (17,324)
   Change in surplus in separate accounts          -          -           -             -       11,706          11,706
   Change in net deferred income tax asset         -          -           -             -       22,304          22,304
   Change in surplus due to reinsurance            -          -           -             -      364,307         364,307
   Dividend to stockholder                         -          -           -             -     (200,000)       (200,000)
   Change in reserve on account of change
     in valuation basis                            -          -           -             -      (12,676)        (12,676)
   Return of capital related to stock
     appreciation rights plan of indirect
     parent                                        -          -           -        (1,523)           -          (1,523)
                                           ----------------------------------------------------------------------------
                                           ----------------------------------------------------------------------------
Balance at December 31, 2007                 $13,802   $13,793    $          $1,672,352    $1,897,991       $3,597,938
                                                                          -
                                           ============================================================================

See accompanying notes.



                 Transamerica Occidental Life Insurance Company

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
Operating activities
Premiums collected, net of reinsurance                 $    2,230,817    $    1,968,614   $    1,973,281
Net investment income received                              1,453,999         1,442,207        1,332,223
Miscellaneous income                                           21,089         1,186,448          715,533
Benefit and loss related payments                          (2,201,432)       (2,869,880)      (2,180,095)
Net transfers from separate accounts                           11,522           535,844          691,900
Commissions, expenses paid and aggregate
   write-ins for deductions                                  (699,225)         (744,092)        (894,807)
Dividends paid to policyholders                               (14,908)          (16,214)         (15,867)
Federal and foreign income taxes paid                        (114,998)          (61,106)        (102,524)
                                                     ------------------------------------------------------
Net cash provided by operating activities                     686,864         1,441,821        1,519,644

Investing activities
Proceeds from investments sold, matured or repaid:
     Bonds                                                 11,186,559        10,378,115        6,826,389
     Stocks                                                   580,620           948,031          132,636
     Mortgage loans                                           703,319           875,037          910,676
     Real estate and properties held for sale                       -            12,884                -
     Other invested assets                                    243,251           174,310          175,925
     Miscellaneous proceeds                                   102,843            16,045           12,679
                                                     ------------------------------------------------------
Total investment proceeds                                  12,816,592        12,404,422        8,058,305

Cost of investments acquired:
   Bonds                                                  (10,923,302)       (9,795,370)      (7,580,059)
   Stocks                                                    (317,232)       (1,089,068)        (128,267)
   Mortgage loans                                            (917,522)         (838,014)      (2,178,051)
   Real estate and properties held for sale                      (127)             (207)             (10)
   Other invested assets                                     (329,048)         (419,214)        (273,159)
   Miscellaneous applications                                     (23)          (87,870)         (83,107)
                                                     ------------------------------------------------------
Total cost of investments acquired                        (12,487,254)      (12,229,743)     (10,242,653)
Net (increase) decrease in policy loans                        (2,930)           (1,878)             718
                                                     ------------------------------------------------------
Net cost of investments acquired                          (12,490,184)      (12,231,621)     (10,241,935)
                                                     ------------------------------------------------------
Net cash provided by (used in) investing activities           326,408
                                                                                172,801       (2,183,630)




                 Transamerica Occidental Life Insurance Company

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
Financing and miscellaneous activities
Repayments of surplus and capital notes                $            -    $     (200,000)  $            -
Net borrowed funds received (repaid)                         (311,251)          311,251                -
Net deposits on deposit-type contracts and other
   insurance liabilities                                     (533,118)         (584,157)       1,557,088
Dividends to stockholder                                     (200,000)          (54,068)        (300,000)
Funds held in reinsurance treaties with
   unauthorized companies                                      62,067          (241,981)         (54,950)
Funds held under coinsurance                                      (13)           (8,348)          (5,849)
Transfer due to reinsurance novation to subsidiary
                                                                    -        (1,004,909)               -
Other cash provided (applied)                                 (13,684)          118,521         (555,152)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Net cash provided by (used in) financing and
   miscellaneous activities                                  (995,999)       (1,663,691)         641,137
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

Net increase (decrease) in cash, cash equivalents
   and short-term investments                                  17,273           (49,069)         (22,849)

Cash, cash equivalents and short-term investments:
   Beginning of year                                          556,775           605,844          378,693
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   End of year                                         $      574,048    $      556,775   $      605,844
                                                     ======================================================
                                                     ======================================================

Non-cash proceeds:
                                                     ======================================================
   Mortgage loan transferred to real estate            $            -    $            -   $       14,345
                                                     ======================================================
                                                     ======================================================

                                                     ======================================================
                                                     ======================================================
   Hybrid schedule reclass                             $       13,324    $      584,551   $            -
                                                     ======================================================

See accompanying notes.


                 Transamerica Occidental Life Insurance Company

                             (Dollars in Thousands)

                                December 31, 2004

                 Transamerica Occidental Life Insurance Company

                (Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies

Transamerica Occidental Life Insurance Company (the Company) is a stock life insurance company domiciled in Iowa. As of December 31, 2007, the Company's common shares were wholly owned by Transamerica International Holdings, Inc.
(TIHI), and its preferred shares were wholly owned by Transamerica Corporation (Transamerica). Prior to December 31, 2007, the Company's common shares were wholly owned by Transamerica Service Company (TSC). Prior to December 29, 2006, the preferred shares of the Company were held by Scottish Equitable Finance Limited (Scottish Equitable). TIHI, Transamerica and Scottish Equitable are indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company provides life insurance, pension and annuity products, reinsurance, structured settlements and investment products which are distributed through a network of independent and company-affiliated agents and independent brokers. The Company's customers are primarily in the United States, and the Company's products are distributed in 49 states and the District of Columbia, American Samoa, Guam, Puerto Rico and the U.S. Virgin Islands.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

   All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g. CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

   Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative transactions used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value. The effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. The change in fair value for cash flow hedges is credited or charged directly to unassigned surplus rather than to income as required for fair value hedges.


1. Organization and Summary of Significant Accounting Policies (continued)

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances for mortgage loans are established, if necessary, for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve" (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.



1. Organization and Summary of Significant Accounting Policies (continued)

     Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Separate Accounts with Guarantees: Some of the Company's separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

   Non-Admitted Assets: Certain assets designated as "non-admitted", primarily deferred tax assets and general agents pension fund and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

   Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.


   1. Organization and Summary of Significant Accounting Policies (continued)

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10 percent of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not expected to be realizable.

   Goodwill: Goodwill is admitted subject to an aggregate limitation of 10% of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is non-admitted. Goodwill is amortized over ten years. Under GAAP, goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

1. Organization and Summary of Significant Accounting Policies (continued)

     Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

     Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

   Preferred Stock: The preferred stock of the Company, which is mandatorily redeemable, is classified by the Company as capital and surplus. The unconditional obligation requiring the Company to redeem the stock at a specified date would require that the Company classify the stock as a liability for GAAP purposes.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

Investments in both affiliated and unaffiliated redeemable preferred stocks in good standing are reported at cost or amortized cost. Investments in redeemable preferred stocks not in good standing are reported at the lower of cost, amortized cost or fair value as determined by the SVO, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Non-redeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the SVO, and the related net unrealized gains (losses) are reported in unassigned surplus along with any adjustment for federal taxes.

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer's senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $13,324 and $584,551 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value as determined by the SVO, and the related unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

The Company's insurance subsidiaries are reported at their underlying statutory equity plus the admitted portion of goodwill. All other noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.


1. Organization and Summary of Significant Accounting Policies (continued)

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize any impairment write-downs for its investments in joint ventures or limited partnerships during the years ended December 31, 2007, 2006 or 2005.

Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Investments in Low Income Housing Tax Credit (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006 the Company excluded investment income due and accrued of $1,045 and $58, respectively, with respect to such practices.

Investments are reviewed on an ongoing basis for impairment. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value and a specific writedown is taken. Such reductions in carrying amounts are recognized as realized losses on investments.

Derivative Instruments

Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, on the financial statements with any premium or discount amortized into income over the life of the contract. For foreign currency swaps, the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Options are marked to fair value in the balance sheet, and the fair value adjustment is recorded in unassigned surplus. Futures are marked to market on a daily basis, and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Capped floating rate commercial mortgage loans and interest rate caps that meet hedge accounting rules are carried at amortized cost in the financial statements. Gains or losses upon an early termination would be reflected in the IMR similar to the hedged instrument.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company utilizes forward-starting swaps as hedges for forecasted asset purchases. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable of occurring, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through unassigned surplus.

The Company may issue foreign denominated assets or liabilities and use forward rate agreements to hedge foreign currency risk associated with these products. These forward agreements are marked to fair value based on the current forward rate on the financial statements, and cash payments and/or receipts are recognized as realized gain or losses.

The carrying value of derivative instruments is reflected in either the other invested assets or the derivatives (liability) line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $39,692 and $34,389, respectively, were reflected as a liability within the financial statements.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received variable contract premiums of $24,877, $30,023 and $34,812, in 2007, 2006 and 2005, respectively. In addition, the Company received $20,373, $22,237 and $25,228 in 2007, 2006 and 2005,
respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.25 to
6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.00 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed interest contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement options, on a change in fund basis, according to the Commissioners' Annuity Reserve Valuation Method.

1.  Organization and Summary of Significant Accounting Policies (continued)

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as an increase or decrease directly to the liability balance and are not reported as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Reverse Repurchase Agreements

Municipal reverse repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to capital and surplus. The Company recorded an expense (benefit) of $(2,451), $274 and $2,691 for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $929, $307 and $433, for years ended December 31, 2007, 2006 and 2005, respectively.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the Commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

The Company, with the explicit permission of the Deputy Commissioner of Insurance of the State of Iowa, records the value of its wholly owned foreign life subsidiary, Transamerica Life (Bermuda), Ltd. (TLB), based upon audited statutory equity rather than audited U.S. GAAP equity adjusted to a statutory basis of accounting, utilizing adjustments as outlined in SSAP No. 97 - Investments in Subsidiary, Controlled and Affiliated Entities, a replacement of SSAP No. 88, paragraph 9. If TLB was valued based upon GAAP equity adjusted to a statutory basis, surplus would decrease by $16,158 as of December 31, 2007 and increase by $614 as of December 31, 2006.


A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

                                                        2007                2006               2005
                                                 ----------------------------------------------------------

Net loss, State of Iowa basis                      $       (97,986)   $      (461,337)     $      (379,365)
State prescribed practice for secondary
   guarantee reinsurance                                         -                  -                    -
State permitted practice for valuation of
   foreign life subsidiary                                       -                  -                    -
                                                 ----------------------------------------------------------
Net loss, NAIC SAP                                 $       (97,986)   $      (461,337)     $      (379,365)
                                                 ==========================================================

Statutory surplus, State of Iowa basis             $     3,597,938    $     2,892,148      $     2,610,755
State prescribed practice for secondary
   guarantee reinsurance                                (1,708,192)        (1,239,657)            (324,210)
State permitted practice for value of
   wholly-owned foreign life subsidiary                    (16,158)               614                    -
                                                 ----------------------------------------------------------
                                                 ----------------------------------------------------------
Statutory surplus, NAIC SAP                        $     1,873,588    $     1,653,105      $     2,286,545
                                                 ==========================================================

3. Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that increased unassigned surplus by $303 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance entities were reported in accordance with SSAP No. 46 and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle, which increased unassigned surplus, by $44,010 in 2005.

During 2005, the Company received a "no objection" review from the Insurance Division, Department of Commerce, of the State of Iowa for correction of errors relating to the establishment of an immediate payment of claims liability and the impact of using the appropriate net premium in the valuation of certain traditional reserves.

The net impact to 2005 surplus was composed of the following items:

        Increase reserves on traditional life and universal life policies issued prior to January 1, 1995, to include a reserve for Immediate
             Payment of Claims (previously there was no IPC reserve on this block)
                                                                                             $ (50,380)
        Increase in surplus relating to the use of the appropriate net premium in
             calculating due and deferred premium                                               38,632
                                                                                         ---------------
                                                                                         ---------------
        Net decrease credited directly to unassigned surplus                                 $ (11,748)
                                                                                         ===============

4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

   Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

   Policy Loans: The fair value of policy loans is assumed to equal their carrying amount.

   Derivative Financial Instruments: The estimated fair values of interest rate floors and caps are based upon the latest quoted market price. The estimated fair value of swaps, including interest rate swaps and swaptions and currency swaps, are based upon the pricing differential as of the balance sheet date for similar swap agreements. The carrying value of these items is included in the liability section of the balance sheet.

   Credit Default Swaps: The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements.

   Separate Accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

   Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

   Borrowed Money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

   Receivable From or Payable to Parents, Subsidiaries and Affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:

                                                                    December 31
                                                      2007                              2006
                                         -------------------------------- ---------------------------------
                                             Carrying         Fair            Carrying          Fair
                                              Amount          Value            Amount          Value
                                         -------------------------------- ---------------------------------
   Admitted assets
   Bonds, other than affiliates             $ 16,206,188    $ 16,203,265      $16,488,866     $16,852,177
   Preferred stocks, other than                  545,135         519,142          718,501         753,501
     affiliates
   Common stocks, other than affiliates          176,641         176,641          255,727         255,727
   Mortgage loans on real estate, other
     than affiliates                           4,507,913       4,497,005        4,301,048       4,356,148
   Policy loans                                  390,494         390,494          387,465         387,465
   Derivatives:
       Floors, caps, options and                      63              63               10              10
     swaptions
        Interest rate and currency swaps         (39,755)        (22,103)         (34,399)         (2,852)
       Credit default swaps                            -         324,282                -         335,262
    Cash, cash equivalents and
short-term                                                71,248                  280,875         280,875
        investments, other than                  171,248
affiliates                                               1
   Receivable from parent, subsidiaries
     and affiliates                              169,099         169,099          231,049         231,049
   Separate account assets                     2,776,745       2,776,745        2,575,661       2,575,661

   Liabilities
   Investment contract liabilities            11,078,333      11,120,735       11,478,713      11,498,634
   Borrowed money                                      -               -          312,669         312,669
   Payable to parent, subsidiaries and
     affiliates                                  158,861         158,861          157,228         157,228
   Separate account annuity liabilities        2,316,497       2,316,497        2,132,216       2,132,216





5. Investments

Investments in common stocks of affiliated entities were as follows:

                                                                    December 31
                                                        2007                             2006
                                          --------------------------------- -------------------------------
                                                           Carrying Amount                 Carrying Amount
                Affiliate                       Cost                             Cost
--------------------------------------------------------------------------- -------------------------------
--------------------------------------------------------------------------- -------------------------------

Wholly owned subsidiaries:
   NEF Investment Company                  $        1,278   $           -    $      1,278   $          -
   Transamerica Life Insurance Company            678,418       1,685,600         678,418      1,165,228
   USA Administration Services Inc.                16,161             134          16,161            290
   Transamerica Life (Bermuda) Ltd.               169,430         267,825         134,430        189,240
   Asia Investments Holdings, LTD                   1,164               -           1,164              -
                                          ---------------------------------
                                          --------------------------------- -------------------------------
                                                  866,451       1,953,559         831,451      1,354,758
Minority-owned subsidiaries:
   Transamerica Financial Life Insurance
     Company (12.6% of issued and
     outstanding shares)                          141,438          95,326         141,438        104,750
   Real Estate Alternatives Portfolio 3A
     Inc. (10% of issued and outstanding
     shares)                                        1,875           2,242           1,286          1,470
                                          --------------------------------- -------------------------------
                                           $    1,009,764  $    2,051,127    $    974,175   $  1,460,978
                                          ================================= ===============================

Additionally, the Company holds preferred stock of USA Administration Services Inc. with a carrying value of $1,739 and $1,739 at December 31, 2007 and 2006, respectively.

The Company owns 12.6% of the preferred shares of Transamerica Financial Life Insurance Company with a carrying value of $7,162 at December 31, 2007 and 2006, respectively. The cost of the preferred shares is $7,162.

The Company purchased 17.2% of the outstanding preferred shares of Malibu Loan Fund Ltd. during 2006. At December 31, 2007 and 2006, the carrying value of these shares was $827 and $551, respectively. The cost of the preferred shares is $827 and $551, respectively.


The Company owns 100% of the membership interests for two affiliated limited liability companies, Transamerica Pyramid Properties LLC and Transamerica Realty
Investment Properties LLC. At December 31, 2007 and 2006, the Company's carrying value for these two affiliated entities was $181,377 and $195,001, respectively.
The investment in these two entities is included in other invested assets in the accompanying balance sheets. Summarized combined balance sheet information for these two companies is as follows:

                                                                                    December 31
                                                                             2007                2006
                                                                      ----------------------------------------
   Real estate                                                           $    188,403       $    190,751
   Other assets                                                                19,204             27,681
                                                                      ----------------------------------------
                                                                      ----------------------------------------
   Total assets                                                          $    207,607       $    218,432
                                                                      ========================================

                                                                                    December 31
                                                                             2007                2006
                                                                      ----------------------------------------
   Current liabilities                                                   $     26,230       $     23,431
   Total member's interest                                                    181,377            195,001
                                                                      ----------------------------------------
   Total liabilities and member's interest                               $    207,607       $    218,432
                                                                      ========================================

The carrying amount and estimated fair value of investments in bonds and preferred stock were as follows:

                                                           Gross          Gross         Gross       Estimated
                                                                       Unrealized    Unrealized
                                                        Unrealized      Losses 12    Losses less
                                          Carrying         Gains      onths or More    Than 12         Fair
                                           Amount                    M                 Months         Value
                                       ---------------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and
       agencies                          $  1,271,337   $    39,736    $   17,525     $       731  $  1,292,817
     State, municipal and other
       government                             181,254        19,541           196             121       200,478
     Public utilities                       1,131,987        48,503        11,314           5,766     1,163,410
     Industrial and miscellaneous           8,724,925       308,805        86,428         104,570     8,842,732
     Mortgage and other asset- backed
       securities                           4,896,685        33,328        37,754         188,431     4,703,828
                                       ---------------------------------------------------------------------------
                                           16,206,188       449,913       153,217         299,619    16,203,265
   Unaffiliated preferred stocks              545,135         7,368         7,127          26,234       519,142
                                       ---------------------------------------------------------------------------
                                         $ 16,751,323   $   457,281    $  160,344     $   325,853  $ 16,722,407
                                       ===========================================================================


5. Investments (continued)

                                                           Gross          Gross         Gross       Estimated
                                                                       Unrealized    Unrealized
                                                        Unrealized      Losses 12    Losses less
                                          Carrying         Gains      onths or More    Than 12         Fair
                                           Amount                    M                 Months         Value
                                       ---------------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and
       agencies                          $  1,512,572   $    22,278    $   17,721     $     2,472  $  1,514,657
     State, municipal and other
       government                             268,893        24,368         2,593             284       290,384
     Public utilities                       1,149,454        62,102        10,402           3,494     1,197,660
     Industrial and miscellaneous           8,935,264       424,224       103,261          32,122     9,224,105
     Mortgage and other asset- backed
       securities                           4,622,683        40,161        34,041           3,432     4,625,372
                                       ---------------------------------------------------------------------------
                                           16,488,866       573,133       168,018          41,804    16,852,177
   Unaffiliated preferred stocks              718,501        40,300         4,137           1,163       753,501
                                       ---------------------------------------------------------------------------
                                         $ 17,207,367   $   613,433    $  172,155     $    42,967  $ 17,605,678
                                       ===========================================================================

The Company held bonds and preferred stock at December 31, 2007 and 2006, with a carrying value of $3,825 and $7,602, respectively, and amortized cost of $6,941 and $9,062, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous loss position greater than or equal to twelve months, the Company held 548 and 724 securities with a carrying value of $3,202,354 and $4,597,358 and an unrealized loss of $160,344 and $172,155 with an average price of 95.0 and 96.2 (NAIC market value/amortized cost). Of this portfolio, 95.7% and 95.9% were investment grade with associated unrealized losses of $138,502 and $149,586, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position for less than twelve months, the Company held 774 and 529 securities with a carrying value of $6,422,879 and $3,158,334 and an unrealized loss of $325,853 and $42,967 with an average price of 94.9 and 98.6 (NAIC market value/amortized cost). Of this portfolio, 93.7% and 96.8% were investment grade with associated unrealized losses of $288,209 and $40,183, respectively.




5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:
                                                                                  Total
                                                    Losses 12    Losses Less
                                                 Months or More Than 12 Months
                                                 -------------------------------------------
                                                 -------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $   485,907    $   80,743    $   566,650
     State, municipal and other government               2,295         9,443         11,738
     Public utilities                                  213,348       214,351        427,699
     Industrial and miscellaneous                    1,633,992     2,454,039      4,088,031
     Mortgage and other asset-backed securities        613,555     3,075,674      3,689,229
                                                 -------------------------------------------
                                                 -------------------------------------------
                                                     2,949,097     5,834,250      8,783,347
      Preferred stocks                                  92,911       262,777        355,688
                                                 -------------------------------------------
                                                   $3,042,008     $6,097,027    $ 9,139,035
                                                 ===========================================





5. Investments (continued)

                                                                                  Total
                                                    Losses 12    Losses Less
                                                 Months or More Than 12 Months
                                                 -------------------------------------------
                                                 -------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies         $   795,903   $   296,792     $1,092,695
     State, municipal and other government              52,933        13,303         66,236
     Public utilities                                  265,842       193,440        459,282
     Industrial and miscellaneous                    2,343,486     1,704,457      4,047,943
     Mortgage and other asset-backed securities        828,040       828,576      1,656,616
                                                 -------------------------------------------
                                                 -------------------------------------------
                                                     4,286,204     3,036,568      7,322,772
      Preferred stocks                                 138,998        78,799        217,797
                                                 -------------------------------------------
                                                   $ 4,425,202    $3,115,367     $7,540,569
                                                 ===========================================

The carrying amount and estimated fair value of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                            Estimated
                                                                           Carrying            Fair
                                                                            Amount            Value
                                                                       ------------------------------------

   Due in one year or less                                               $      224,842   $      225,134
   Due after one year through five years                                      2,949,237        2,987,245
   Due after five years through ten years                                     3,302,465        3,285,161
   Due after ten years                                                        4,832,959        5,001,897
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             11,309,503       11,499,437
   Mortgage and other asset-backed securities                                 4,896,685        4,703,828
                                                                       ------------------------------------
                                                                         $   16,206,188   $   16,203,265
                                                                       ====================================


Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to so-called "asset-backed securities" (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it's the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                $   484,775           $   485,226      $   434,272
Collateralized Debt Obligations                                   800                   800              800
                                                      ----------------- -------------------- -----------------
                                                      ----------------- -------------------- -----------------
                                                      $   485,575           $   486,026      $   435,072
                                                      ================= ==================== =================

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                     $      786             $               $      770
                                                                        786



A detail of net investment income (loss) is presented below:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Income:
     Bonds                                             $    1,046,615    $    1,067,740   $    1,042,982
      Preferred stocks                                         41,920            55,905            6,801
     Common stocks                                             30,705             4,280            4,036
     Mortgage loans                                           277,798           268,938          253,439
     Real estate                                                1,230               653            2,519
     Policy loans                                              26,069            25,872           26,548
     Cash, cash equivalents and short-term
     investments                                               25,574            13,280            8,006
     Derivative instruments                                    (5,337)          (24,747)         (38,548)
     Other invested assets                                     22,718            25,249           66,793
     Other                                                      4,257             7,599            7,492
                                                     ------------------------------------------------------
   Gross investment income                                  1,471,549         1,444,769        1,380,068

   Less investment expenses                                   (72,375)          (67,984)         (62,185)
                                                     ------------------------------------------------------
   Net investment income                               $    1,399,174    $    1,376,785   $    1,317,883
                                                     ======================================================

Proceeds from sales and maturities of bonds and preferred stock and related gross realized capital gains and losses were as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Proceeds                                            $   11,484,782    $   11,087,866   $    6,850,357
                                                     ======================================================
                                                     ======================================================

   Gross realized gains                                $      120,912    $       88,162   $       94,724
   Gross realized losses                                     (114,009)         (106,913)         (48,198)
                                                     ------------------------------------------------------
   Net realized capital gains (losses)                 $        6,903    $      (18,751)  $       46,526
                                                     ======================================================

Gross realized losses in 2007, 2006 and 2005 include $30,211, $21,070 and $8,724, respectively, which relate to losses recognized on other than temporary declines in market values of bonds and preferred stocks.



5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $5,763 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

Net realized capital gains (losses) on investments and change in unrealized capital gains (losses) are summarized below:

                                                                           Realized
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

   Bonds                                               $        223      $    (22,320)    $     45,794
   Preferred stocks                                           6,680             3,569              732
   Common stocks                                             47,562            11,903           15,410
   Derivatives                                                3,337             5,011           (2,370)
   Other invested assets                                     86,501            56,560           32,705
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                            144,303            54,723           92,271

   Federal income tax effect                                (64,520)          (28,158)         (28,274)
   Transfer to interest maintenance reserve                 (27,822)              677          (27,526)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net realized capital gains on investments           $     51,961      $     27,242     $     36,471
                                                     ======================================================

                                                                     Change in Unrealized
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                               $     (1,656)     $     22,332     $    (20,416)
   Preferred stocks                                             263             1,178               39
   Common stocks                                            536,642           328,209           38,992
   Derivatives                                                4,245           (15,902)          27,458
   Other invested assets                                    107,793            94,177           (9,449)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Change in unrealized capital gains(losses)          $    647,287      $    429,994     $     36,624
                                                     ======================================================



Gross unrealized gains and gross unrealized losses on common stock of unaffiliated entities are as follows:

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
                                                                       ------------------------------------

   Unrealized gains                                                           $15,332          $35,445
   Unrealized losses                                                           (1,366)          (1,532)
                                                                       ------------------------------------
                                                                       ------------------------------------
   Net unrealized gains                                                       $13,966          $33,913
                                                                       ====================================

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 7.76% for commercial loans and 6.67% to 8.67% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

At December 31, 2007 and 2006, respectively, the Company did not hold any impaired loans with a related allowance for credit losses. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 and 2006, respectively.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days), and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans nor did the Company recognize any interest income on a cash basis for the years ended December 31, 2007 or 2006. The Company recognized interest income on impaired loans of $494 for the year ended December 31, 2005. Interest income of $495 was recognized on a cash basis for year ended December 31, 2005.


The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

                                                                         Year Ended December 31
                                                                    2007          2006           2005
                                                               --------------------------------------------
                                                               --------------------------------------------

   Balance at beginning of period                                   $      -     $       -       $  9,120
   Additions, net charged to operations                                    -             -              -
   Reduction due to write-downs charged against the allowance
                                                                           -             -         (7,566)
   Recoveries of amounts previously charged off
                                                                           -             -         (1,554)
                                                               --------------------------------------------
                                                               --------------------------------------------
   Balance at end of period                                         $      -     $       -      $       -
                                                               ============================================

During 2005, one loan with a book value of $14,345 was transferred to real estate. No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $108,183 and $136,653, respectively.

The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                Geographic Distribution                            Property Type Distribution
   --------------------------------------------------- ----------------------------------------------------
   --------------------------------------------------- ----------------------------------------------------
                                      December 31                                          December 31
                                     2007     2006                                       2007      2006
                                  --------------------                                 --------------------

   South Atlantic                    27%       27%     Office                             27%      27%
   Pacific                           21        22      Apartment                          25       21
   E. North Central                  14        13      Retail                             20       22
   Mountain                          12        10      Industrial                         17       18
   Middle Atlantic                   10        13      Other                              11       12
   W. North Central                   6         7
   W. South Central                   4         3
   E. South Central                   3         3
   New England                        3         2


At December 31, 2007, the Company had recorded investments in restructured securities of $1,576. The capital losses taken as a direct result of restructures in 2007 were $638. The Company did not record any investments in restructured securities at December 31, 2006 and did not take any capital losses as a direct result of restructures for the years ended December 31, 2006 or 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

There were no investments in loans for which an impairment has been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring, as of December 31, 2007 and 2006. There were no commitments to lend additional funds to debtors owing receivables whose terms have been modified in a troubled debt restructuring for either 2007 or 2006.

At December 31, 2007, the Company had ownership interests in 30 Low Income Housing Tax Credit (LIHTC) properties. The remaining years of unexpired tax credits ranged from 2 to 13 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 2 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,481.

For the year ended December 31, 2007, an impairment of $4,285 was recorded for MP Shoreline Associates, a LIHTC property. The impairment was determined by comparing the current book value to the fair value. The fair value was determined by discounting the anticipated future cash flows. Since the decline in fair value was determined to be other than temporary, the investment in partnership was written down to fair value.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the




5. Investments (continued)

beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges; consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

Under exchange traded currency futures and options, the Company agrees to purchase a specified number of contracts with other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $(1,342), $1,065 and $125 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company may issue foreign denominated assets or liabilities and uses forward rate agreements to hedge foreign currency risk associated with its foreign denominated assets or liabilities. Cash payments and/or receipts represent the difference between market values and those of the contracts.

An interest rate floor provides for the receipt of payments in the event interest rates fall below the strike rates in the contract. The floor is designed to generate cash flows to offset the lower cash flows received on assets during low interest rate environments. The Company may also invest in capped floating rate commercial mortgage loans and use interest rate caps to convert the commercial mortgage loan into a pure floating rate asset in order to meet its overall asset/liability strategy. Interest rate caps provide for the receipt of payments when interest rates rise above the strike rates in the contract. A single premium is paid by the Company at the beginning of the interest rate cap/floor contracts.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset into a lower rated investment grade asset. Using the swap market to replicate credit quality enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. A premium is received by the Company on a periodic basis and recognized in investment income. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $324,282 and $343,880 and credit default swaps with a fair value of $437 and $3,383, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company has recognized no capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 indices. The Company uses S&P 500 index futures contracts and/or options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and the fair value adjustment is recorded as income in the financial statements. There were no expenses recognized by the Company for the years ended December 31, 2007 or 2006 from option contracts. The Company recognized expense from options contracts in the amount of $121 for the year ended December 31, 2005.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is


5. Investments (continued)

equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $65,992. At December 31, 2007, the fair value of all contracts, aggregated at counterparty level, with a negative fair value amount to $88,031.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. At December 31, 2007 and 2006, none of the Company's cash flow hedges have been discontinued because it was no longer probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

At December 31, 2007 and 2006, the Company has recorded $17,331 and $14,084, respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains and losses during 2007 and 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The Company has pledged securities as collateral for derivative transactions in the amount of $48,037 and $17,797 as of December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                 Notional Amount
                                                                       ------------------------------------
                                                                             2007              2006
                                                                       ------------------------------------
   Derivative securities Interest rate and currency swaps:
     Receive float-pay float                                              $     198,500      $   313,783
     Receive fixed-pay float                                                  4,619,955        3,876,835
     Receive float-pay fixed                                                  4,070,816        4,631,642
     Receive fixed-pay fixed                                                     94,594           81,195
   Caps                                                                         145,400           35,000


5. Investments (continued)

Open futures contracts at December 31, 2007 and 2006, were as follows:

                                                                         Opening Market      Year-End
       Number of                                                             Value            Market
       Contracts                       Contract Type                                           Value
   --------------------------------------------------------------------------------------------------------

   December 31, 2007
                                          S&P 500
          39                        March 2008 Futures                        $14,379          $14,403

   December 31, 2006
                                          S&P 500
          31                        March 2007 Futures                        $11,045          $11,070

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.


Premiums earned and reserves and claims liability amounts reflect the following reinsurance assumed and ceded amounts:

                                           Ceded/Retroceded to           Assumed from
                                       -------------------------------------------------------
                                       -------------------------------------------------------
                             Direct     Affiliated   Unaffiliated   Affiliated  Unaffiliated      Net
                             Amount      Companies    Companies     Companies     Companies     Amount
                          ---------------------------------------------------------------------------------
   Year ended
     December 31, 2007:
       Premium revenue     $  2,038,914 $    987,444 $    849,696  $   218,399   $  1,723,553 $  2,143,726
                          =================================================================================
                          =================================================================================

   At December 31, 2007:
     Reserves for future
       policy benefits     $18,367,525  $  7,542,424 $  3,164,980  $   594,972   $  4,679,634 $ 12,934,727
     Policy and contract
       claims payable           207,962      166,964      129,831        1,875        416,750      329,792
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 18,575,487 $  7,709,388 $  3,294,811  $   596,847   $  5,096,384 $ 13,264,519
                          =================================================================================
                          =================================================================================
   Year ended
     December 31, 2006:
       Premium revenue     $  2,303,401 $  1,049,122 $    826,156  $     6,348   $  1,529,701 $  1,964,172
                          =================================================================================
                          =================================================================================

   At December 31, 2006:
     Reserves for future
       policy benefits     $17,403,364  $  6,346,320 $  2,838,797  $   331,829   $  4,192,951 $ 12,743,027
     Policy and contract
       claims payable           231,217      107,935      173,235        7,943        344,401      302,391
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 17,634,581 $  6,454,255 $  3,012,032  $   339,772   $  4,537,352 $ 13,045,418
                          =================================================================================
                          =================================================================================
   Year ended
     December 31, 2005:
       Premium revenue     $  2,566,208 $  1,047,890 $    812,737  $     5,924   $  1,329,601 $  2,041,106
                          =================================================================================
                          =================================================================================

   At December 31, 2005:
     Reserves for future
       policy benefits     $ 17,166,531 $  5,761,998 $  2,514,348  $     5,445   $  3,653,590 $ 12,549,220
     Policy and contract
       claims payable           247,906       94,388      187,255       10,863        333,568      310,694
                          ---------------------------------------------------------------------------------
                          ---------------------------------------------------------------------------------
                           $ 17,414,437 $  5,856,386 $  2,701,603  $    16,308   $  3,987,158 $ 12,859,914
                          =================================================================================

Effective December 31, 2007, the Company entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, to cede certain universal life business that includes certain policies that originated on Transamerica Life (Bermuda) Ltd. (TLB), a direct wholly-owned subsidiary of the Company. Universal life secondary guarantee reserves ceded were $143,515, resulting in a pre-tax gain of $143,515 that has been recorded directly to unassigned surplus on a net of tax basis.

During 2007, the Company entered into an agreement with Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate, to retrocede certain life insurance policies issued by Seguros Argos, S.A. de C.V., effective January 1, 2007. The Company received consideration of $21,955, resulting in an initial transaction pre-tax gain of $21,955. The net of tax gain was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $2,925 on a pre-tax basis into earnings with a corresponding charge to unassigned surplus.

Effective October 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The consideration received was $59,744 and life and claim reserves recaptured were $358,102 and $7,900, respectively. This resulted in a pre-tax loss on the statutory income statement of $306,258. The Company subsequently entered into an indemnity retrocession agreement with Transamerica International Re (Ireland) Ltd (TIRI), an affiliate, to retrocede specific blocks of policies ceded to the Company. The consideration that was given in the transaction was $59,744 and the life and claim reserves ceded were $358,102 and $7,900, respectively. This resulted in a pre-tax gain on a statutory basis of $306,258 that was recorded directly to unassigned surplus on a net of tax basis.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force term life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The consideration received was $37,614. Reserves recaptured included $223,404 of life reserves and $5,400 of claim reserves resulting in a pre-tax loss of $191,190, which has been included in the statement of operations.

The Company entered into an agreement effective December 30, 2006 to recapture a block of in force universal life business that was ceded to Transamerica Pacific Insurance Company, Ltd. The recapture consideration received was $635,128 for assets held related to the block; the recapture fee paid was $45,334 for a net consideration received of $589,794. Reserves recaptured included $678,272 of life reserves and $927 of claim reserves resulting in a pre-tax loss of $89,405, which has been included in the statement of operations.

6. Reinsurance (continued)

The Company entered into an agreement effective December 31, 2006, to allow TIRI to recapture a retrocession agreement whereby the Company assumed mortality risks on a block of in force universal life business which subsequently allowed the Company to recapture the entire universal life contract ceded to TIRI. The recapture consideration paid was $1,245, and reserves recaptured were $4,562, for a net pre-tax gain of $3,317. Subsequent to the transaction, the Company entered into an agreement to recapture the universal life business ceded to TIRI effective December 31, 2006. The recapture consideration received was $361,986; a recapture fee of $11,400 was paid for a net consideration of $350,586. Reserves recaptured included $804,865 of life reserves and $1,152 of claim reserves, resulting in a pre-tax loss of $455,431, which is included in the statement of operations.

TLB acquired the direct liability to the policyholder through a court order from the Hong Kong Special Administrative Region Court, effective December 31, 2006, for most of the business issued from TOLIC's branch in Hong Kong. TLB also acquired the direct liability to the policyholder through a court order from the High Court of the Republic of Singapore, effective December 31, 2006 for all business issued from TOLIC's branch in Singapore. The novation of the contracts was approved by the Iowa Insurance Department and all policyholder liabilities were transferred to TLB. All balances assumed by TLB were reflected as direct adjustments to the balance sheet. As the transfer occurred between affiliated companies no gain or loss was recognized, and the difference between the assets transferred and the statutory liabilities assumed in the amount of $78,993 was recorded as goodwill and will be amortized into operations over the life of the business, not to exceed ten years. Below is a summary of the net policyholder liabilities and assets transferred:

Invested assets/cash transferred                              $1,004,909
Reinsurance recoverable                                              178
Due premiums                                                         396
Due premiums ceded                                                (1,502)
Deferred premiums                                                    576
Policy loans                                                       7,276
Policyholder life reserves                                      (928,481)
Policyholder premium deposit and dividend accumulations           (1,025)
Life claim reserves                                               (3,200)
Advance premiums                                                    (134)
                                                        ------------------
                                                        ------------------
Net impact of transfer to subsidiary - goodwill            $      78,993
                                                        ==================

Goodwill in the amount of $9,274 was amortized during 2007 related to this transaction. TLB is valued on a U.S. statutory basis and includes a deferred gain liability of a similar amount to the goodwill reflected in the financials of the Company.

Subsequent to the novation of the Hong Kong and Singapore business the Company entered into a reinsurance agreement to assume certain risks related to the in force block from TLB effective December 31, 2006. The initial premium received was $261,418, reserves assumed included $328,985 of life reserves and $258 of claim reserves, resulting in a pre-tax loss of $67,825, which is included in the statement of operations.

Effective December 31, 2006, the Company entered into a reinsurance agreement with LIICA Re II, Inc., an affiliate, to cede term and universal life business. The initial premium paid was $120,000. Reserves ceded included $212,319 of term life reserves, $834,446 of universal life secondary guarantee reserves, $1,067 of claim reserves and $5,911 of miscellaneous policyholder assets, resulting in a pre-tax gain of $921,921 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $1,321 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

Effective December 31, 2006, the Company recaptured a block of in force term life business that was ceded to TIRe. The recapture premium received was $86,705; the commission expense allowance paid was $43,730, for a net consideration received of $42,975. Reserves recaptured included $286,151 of life reserves and $16,892 of claim reserves, resulting in a pre-tax loss of $260,068, which has been included in the statement of operations.



6. Reinsurance (continued)

Subsequent to the recapture, the Company entered into a reinsurance agreement with LIICA Re I, an affiliate, to retrocede term life business effective December 31, 2006. The initial premium paid was $77,479, offset by the commission expense received of $42,022, for a net consideration of $35,457. Reserves ceded included $256,795 of life reserves and $13,146 of claim reserves, resulting in a pre-tax gain of $234,484 that was recorded directly to unassigned surplus on a net of tax basis.

Effective January 1, 2007, the Company recaptured the risks related to specified blocks of policies that were previously retroceded to TIRe. The recapture premium received was $9,677 and the commission expense allowance paid was $15,357 for a net consideration paid of $5,680. Reserves recaptured included $81,657 in life reserves and $457 in claim reserves resulting in a pre-tax loss of $87,793 which has been included in the statement of operations. The Company subsequently entered into an indemnity retrocession agreement with LIICA Re I to retrocede specific blocks of policies ceded to the Company. Net consideration received by the Company was $16,006 and the life and claim reserves ceded were $81,657 and $457, respectively. This resulted in a pre-tax gain of $98,119 that was recorded directly to unassigned surplus on a net of tax basis. During 2007, the Company amortized $7,220 on a net of tax basis into earnings with a corresponding charge to unassigned surplus.

During 2005, the Company executed novation agreements associated with 13 reinsurance treaties originally assumed by TIRe. As a result of the novations, $174,925 of statutory reserves were assumed. Subsequently, the Company entered into a reinsurance agreement to cede these risks back to TIRe. These transactions occurred with no gain or loss in the statement of operations or capital and surplus.

Effective December 31, 2005, the Company recaptured the risks related to the universal life business that was previously ceded to TIRI. The consideration that was given in the transaction was $288,500 and the reserves recaptured were $566,600. This resulted in a pre-tax loss on the statutory income statement of $278,100. In addition, the Company recaptured the risks related to the term business that was ceded to TIRe. The consideration received in the transaction was $125,400, the commission expense allowance paid was $84,000 and the reserves recaptured were $508,200. This resulted in a pre-tax loss on the statutory basis statement of operations of $466,800. The Company subsequently entered into a reinsurance agreement with Stonebridge Reinsurance Company, an affiliate, to cede the term business and the secondary guarantee related to the universal life business. The consideration that was given in the transaction was $103,900, the commission expense allowance received was $67,400 and the reserves


6. Reinsurance (continued)

ceded were $832,400 ($508,200 term and $324,200 secondary guarantee). This resulted in a pre-tax gain on a statutory basis of $795,900 that was recorded directly to unassigned surplus on a net of tax basis and will be amortized back into earnings based upon contract experience.

During 2001, the Company novated certain traditional life insurance contracts to Transamerica Financial Life Insurance Company (TFLIC), an affiliate, via an assumption reinsurance transaction. Under the terms of this agreement, a significant portion of the future statutory-basis profits from the contracts assumed by TFLIC will be passed through to the Company as an experience rated refund. The Company recorded a deferred liability of $14,281 as a result of this transaction, which has an unamortized balance of $12,848 at December 31, 2007. The accretion of the deferred liability was $1,433 for 2007, 2006 and 2005.

During 2001, the Company entered into a reinsurance transaction with TIRe. Under the terms of this transaction, the Company ceded the obligation of future guaranteed minimum death benefits included in certain of its variable annuity contracts. The gain on the transaction of $28,967 was credited directly to unassigned surplus on a net of tax basis. Subsequent to the initial gain, the Company amortized $1,883 for each of the years ended December 31, 2007 and 2006, into earnings with a corresponding charge to unassigned surplus. At December 31, 2007, the Company holds collateral from this affiliate in the form of letters of credit of $427,484, covering this reinsurance agreement and others.

The Company reports a reinsurance deposit receivable of $120,582 and $112,956 as of December 31, 2007 and 2006, respectively. In 1996, the Company entered into a reinsurance agreement with Berkshire Hathaway where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

7. Income Taxes

The main components of deferred income tax amounts are as follows:

                                                                            December 31
                                                                       2007             2006
                                                                ------------------------------------
                                                                -------------------
   Deferred income tax assets:
     Non-admitted assets                                           $    33,466         $  32,071
     Provision for contingent experience rated refund                    7,743             8,139
     Derivatives                                                        12,283             3,933
     Partnerships                                                       42,950                 -
     Tax basis deferred acquisitions costs                             216,772           204,561
     Reserves                                                          237,150           241,052
     Unrealized capital losses                                          28,103            21,572
     ss.807(f) assets                                                    7,084             9,343
     Deferred intercompany losses                                       18,283            18,283
     Investment in controlled foreign company                           91,874            76,240
     Other                                                              37,512            39,450
                                                                ------------------------------------
                                                                ------------------------------------
   Total deferred income tax assets                                    733,220           654,644

     Deferred income tax assets non-admitted                           256,592           290,618
                                                                ------------------------------------
                                                                ------------------------------------
   Admitted deferred income tax assets                                 476,628           364,026

   Deferred income tax liabilities:
     Partnerships                                                      196,774            93,379
     Agent deferred compensation                                        23,499            22,476
     Real estate                                                        21,737            31,551
     ss.807(f) liabilities                                              10,590            12,179
     Separate account seed money                                         2,853             2,853
     Unrealized capital gains                                           37,580            44,359
     Deferred intercompany gains                                        20,983            20,857
     PGAAP income                                                       24,402            27,648
     Other                                                               6,184             8,838
                                                                ------------------------------------
                                                                ------------------------------------
   Total deferred income tax liabilities                               344,602           264,140
                                                                ------------------------------------
                                                                ------------------------------------
   Net admitted deferred income tax asset                          $   132,026       $    99,886
                                                                ====================================




The change in net deferred income tax assets and deferred income tax assets are as follows:
                                                              December 31
                                                  --------------------------------------------------------
                                                         2007              2006             Change
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------

   Total deferred income tax assets                 $     733,220      $     654,644    $      78,576
   Total deferred income tax liabilities                  344,602            264,140           80,462
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------
   Net deferred income tax asset                    $     388,618      $     390,504           (1,886)
                                                  =====================================
                                                  =====================================
   Tax effect of unrealized gains (losses)                                                     24,190
                                                                                      --------------------
                                                                                      --------------------
   Change in net deferred income tax                                                    $      22,304
                                                                                      ====================

                                                              December 31
                                                  --------------------------------------------------------
                                                         2006              2005             Change
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------

   Total deferred income tax assets                 $     654,644      $     608,768    $      45,876
   Total deferred income tax liabilities                  264,140            249,472           14,668
                                                  --------------------------------------------------------
                                                  --------------------------------------------------------
   Net deferred income tax asset                    $     390,504      $     359,296           31,208
                                                  =====================================
                                                  =====================================
   Tax effect of unrealized gains (losses)                                                     38,412
                                                                                      --------------------
                                                                                      --------------------
   Change in net deferred income tax                                                    $      69,620
                                                                                      ====================

Non-admitted deferred income tax assets increased (decreased) $(52,862) and $49,218 for the years ended December 31, 2007 and 2006, respectively.



Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense (benefit) and net realized capital gains
(losses) on investments for the following reasons:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Income tax expense (benefit) on operational             $  16,893       $(148,131)          $(54,197)
     gains and capital gains (losses) on
     investments computed at the federal statutory
     rate (35%)
       Agent deferred compensation                          (1,023)           (1,605)             236
       Controlled foreign corporation income - TA
         Life Bermuda                                       15,633             3,483                -
       Deferred acquisition costs - tax basis               12,211            35,573           26,033
       Dividends received deduction                         (2,283)           (2,073)          (2,415)
       IMR amortization                                     (7,180)           (7,472)          (7,709)
       Investment income items                               7,715            (8,293)         (31,487)
       Limited partnership book/tax difference             (17,771)          (15,675)          (7,185)
       Prior year under (over) accrual                       7,061           (36,883)          94,218
       Earnings from affiliated LLC                          1,113             2,967            3,520
       Reinsurance adjustments                             127,507           256,777          176,144
       Tax credits                                         (30,699)          (29,553)         (20,784)
       Tax reserve valuation                                (4,391)          (11,637)          24,666
       Other                                                (6,356)            1,304           (4,052)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            118,430            38,782          196,988
     capital gains (losses) on investments
   Less tax (benefit) on capital gains (losses)             64,520            28,158           28,274
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total federal income tax expense                       $   53,910      $    10,624         $168,714
                                                     ======================================================

The total statutory income taxes are computed as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            $118,430        $   38,782         $196,988
     capital gains (losses) on investments
   Change in net deferred income taxes                      (22,304)          (69,620)          55,353
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total statutory income taxes                             $96,126         $ (30,838)        $252,341
                                                     ======================================================







7. Income Taxes (continued)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that current credit for tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $327,937, $244,223 and $137,713 respectively.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and December 31, 2006 is $29,410. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes is $3,448 and $1,612 for December 31, 2007 and December 31, 2006 respectively. The Company recorded no liability for penalties.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is underway for 2005 and 2006.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA in the amount of


7. Income Taxes (continued)

$117,701 was made in 2005, reducing the balance in the PSA to zero. Due to US tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 were deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

8. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                     December 31
                                                         2007                            2006
                                            ------------------------------- -------------------------------
                                                Amount         Percent          Amount         Percent
                                            ------------------------------- -------------------------------
   Subject to discretionary withdrawal with adjustment:
       With market value adjustment         $  2,715,162          14%        $  3,303,542        17%

       At book value less surrender charge         365,438         2               377,020         2
       At fair value                             1,881,818        10             2,004,697        11
                                            ------------------------------- -------------------------------
                                            ------------------------------- -------------------------------
   Total with adjustment or at market value      4,962,418        26             5,685,259        30
   Subject to discretionary withdrawal
     without adjustment                            689,184         4               805,485         4
   Not subject to discretionary withdrawal
     provision                                  13,245,572        70            12,639,876        66
                                            ----------------                ----------------
                                                           ----------------                ----------------
   Total annuity reserves and deposit           18,897,174       100%           19,130,620       100%
     liabilities
                                                           ================                ================
   Less reinsurance ceded                       (2,733,627)                     (2,900,660)
                                            ----------------
                                                                            ----------------
   Net annuity reserves and deposit            $16,163,547                     $16,229,960
     liabilities
                                            ================                ================

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at estimated fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.




8. Policy and Contract Attributes (continued)

The Separate Account includes funds related to variable annuities of a nonguaranteed nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets and liabilities of the accounts are carried at fair value.

Information regarding the separate accounts of the Company is as follows:

                                    Guaranteed    Nonindexed    Nonindexed   Nonguaranteed      Total
                                                                Guaranteed
                                                  Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other      $      -      $     853     $ 574,226     $    24,240    $  599,319
     considerations for the year
     ended December 31, 2007
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2007               $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2007:
       At fair value                 $      -      $       -     $       -     $ 1,765,085    $1,765,085
       Not subject to
         discretionary withdrawal         997         97,270       635,878          44,490       778,635
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                     $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2007:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                    $      -      $       -     $       -     $         -    $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                            -              -             -               -             -
       At fair value                        -              -             -       1,765,085     1,765,085
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                       -              -             -               -             -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                               -              -             -       1,765,085     1,765,085
     Not subject to
       discretionary withdrawal           997         97,270       635,878          44,490       778,635
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total separate account          $    997      $  97,270     $ 635,878     $ 1,809,575    $2,543,720
       liabilities at December
       31, 2007
                                  =========================================================================


8. Policy and Contract Attributes (continued)

                                    Guaranteed    Nonindexed    Nonindexed   Nonguaranteed      Total
                                                                Guaranteed
                                                  Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other     $     4,878   $    2,877    $  160,623    $    30,023     $  198,401
     considerations for the year
     ended December 31, 2006
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2006              $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2006:
       At fair value                $         -   $        -    $        -    $ 1,870,494     $1,870,494
       Not subject to
         discretionary withdrawal        30,198      194,062       237,420         39,361        501,041
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                    $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2006:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                   $         -   $        -    $        -    $         -     $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                              -            -             -              -              -
       At fair value                          -            -             -      1,870,494      1,870,494
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                         -            -             -              -              -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                                 -            -             -      1,870,494      1,870,494
     Not subject to
       discretionary withdrawal          30,198      194,062       237,420         39,361        501,041
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total    separate     account  $    30,198   $  194,062    $  237,420    $ 1,909,855     $2,371,535
       liabilities   at   December
       31, 2006
                                  =========================================================================






8. Policy and Contract Attributes (continued)

                                                                Nonindexed
                                                  Nonindexed    Guaranteed   Nonguaranteed
                                    Guaranteed    Guaranteed       More         Separate
                                     Indexed     Less Than 4%    Than 4%        Accounts        Total
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
   Premiums, deposits and other     $   1,022     $  201,736    $   84,839    $     34,813    $  322,410
     considerations for the year
     ended December 31, 2005
                                  =========================================================================
                                  =========================================================================

   Reserves for accounts with
     assets at fair value as of
     December 31, 2005              $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
                                  =========================================================================

   Reserves by withdrawal
     characteristics as of
     December 31, 2005:
       At fair value                $       -     $        -    $        -    $  1,904,124    $1,904,124
       Not subject to
         discretionary withdrawal      76,476        542,004       169,358          38,268       826,106
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
                                    $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
                                  =========================================================================
                                  =========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2005:
     Subject to discretionary
       withdrawal:
       With market value
       adjustment                   $       -     $        -    $        -    $          -    $        -
       At book value without
         market value adjustment
         and with current
         surrender charge of 5%
         or more                            -              -             -               -             -
       At fair value                        -              -             -       1,904,124     1,904,124
       At book value without
         market value adjustment
         and with current
         surrender charge of
         less than 5%                       -              -             -               -             -
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Subtotal                               -              -             -       1,904,124     1,904,124
     Not subject to
       discretionary withdrawal        76,476        542,004       169,358          38,268       826,106
                                  -------------------------------------------------------------------------
                                  -------------------------------------------------------------------------
     Total    separate     account  $  76,476     $  542,004    $  169,358    $  1,942,392    $2,730,230
       liabilities   at   December
       31, 2005
                                  =========================================================================



A reconciliation of the amounts transferred to and from the Company's separate accounts is presented below:
                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Transfer as reported in the summary of operations of the separate accounts statement:

       Transfers to separate accounts                $        24,877        $   30,023       $   34,812
       Transfers from separate accounts                      306,751           251,518          290,561
                                                     ------------------------------------------------------
   Net transfers from separate accounts                     (281,874)         (221,495)        (255,749)
   Other reconciling adjustments                              (4,249)               73             (525)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net transfers as reported in the statements          $   (286,123)        $(221,422)       $(256,274)
     of operations
                                                     ======================================================

A reclassification was made to the amounts previously reported to the Insurance
Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $189 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on certain of the Company's traditional life insurance products are computed using mean reserving methodologies. The Company moved to a continuous reserve methodology from a mean reserve method on certain products. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                           Gross            Loading            Net
                                                     ------------------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary first-year business                       $    18,461       $      102       $     18,359
     Ordinary renewal business                              448,991            9,470            439,521
     Group life direct business                              27,282                -             27,282
     Reinsurance ceded                                     (194,866)               -           (194,866)
                                                     ------------------------------------------------------
                                                            299,868            9,572            290,296
   Accident and health                                      (46,642)               -            (46,642)
                                                     ------------------------------------------------------
                                                       $    253,226      $     9,572      $     243,654
                                                     ======================================================
8. Policy and Contract Attributes (continued)

                                                           Gross            Loading            Net
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   December 31, 2006
   Life and annuity:
     Ordinary first-year business                         $  77,441        $     126          $  77,315
     Ordinary renewal business                              413,485           10,187            403,298
     Group life direct business                               3,828                -              3,828
     Reinsurance ceded                                     (171,071)               -           (171,071)
                                                     ------------------------------------------------------
                                                            323,683           10,313            313,370
   Accident and health                                       11,187                -             11,187
                                                     ------------------------------------------------------
                                                           $334,870          $10,313           $324,557
                                                     ======================================================

At December 31, 2007 and 2006, the Company had insurance in force aggregating $333,883,262 and $273,530,416, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $621,198 and $589,996 to cover these deficiencies at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed income benefits as follows:

          Benefit and Type of Risk                             Subjected    Amount of Reserve    Reinsurance
                                                                                               Reserve Credit
   Year                                                      Account Value         Held
   -------------------------------------------------------------------------------------------------------------
   2007   Minimum Guaranteed Income Benefit                     $1,468,917         $196,485         $120,374
   2006   Minimum Guaranteed Income Benefit                     $1,612,235         $335,827         $208,398


For Variable Annuities with Guaranteed Living Benefits (VAGLB), the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a standalone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1,000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.


8. Policy and Contract Attributes (continued)

At December 31, 2007 and 2006, the Company had variable annuities with minimum guaranteed death benefits as follows:

                                                                                                 Reinsurance
                                                               Subjected     mount of Reserve  Reserve Credit
   Year   Benefit and Type of Risk                           Account Value  A      Held
   -------------------------------------------------------------------------------------------------------------
   -------------------------------------------------------------------------------------------------------------
   2007   Minimum Guaranteed Death Benefit                    $ 10,115,886         $474,945         $263,952
   2006   Minimum Guaranteed Death Benefit                    $ 11,245,800         $608,816         $350,618

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company's divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $1,286 and $1,274, respectively. The Company incurred $452 and paid $440 of claim adjustment expenses in the current year, of which $376 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts.








9. Securities Lending

The Company participates in two agent-managed securities lending programs. Under the first program, the Company receives collateral equal to 102% of the fair market value of the loaned securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $543,195 and $621,756 were on loan under security lending agreements and the collateral the Company received was in the form of cash in this program.

Under the second program, the Company receives collateral equal to 102/105% of the fair market value of the loaned securities as of the transaction date for domestic/international securities, respectively. The counterparty is mandated to deliver additional collateral if the fair value of the collateral is at any time less than 100% of the fair value of the loaned securities. This additional collateral, along with the collateral already held in connection with the lending transaction, must then be at least equal to 102/105% of the fair value of the loaned domestic/international securities, respectively. Except for the amount of $54,132 as of December 31, 2007, the program requirements restrict the collateral from rehypothecation by any party involved in the transaction and has minimum limitations related to credit worthiness, duration and borrower levels. At December 31, 2007 and December 31, 2006, respectively, securities in the amount of $68,642 and $64,801 were on loan under security lending agreements as part of this program. Liabilities are recorded with respect to the cash collateral received in connection with the securities on loan when it is available for the general use of the Company. Liabilities were recorded in the amount of $76,806 and $72,132, at December 31, 2007 and 2006, respectively.

10.      Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company's statutory surplus as of the preceding December 31, or (b) the Company's statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $357,034.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

11.      Capital Structure

The Company has 1,103,466 shares of preferred stock issued and outstanding. The par value of the preferred stock is $12.50 per share. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007, cumulative unpaid dividends relating to the preferred shares were $1,596. There were no cumulative unpaid dividends relating to preferred shares at December 31, 2006.

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $592 and $9,029, respectively, of agent balances without recourse to an affiliated entity. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and thus retains such balances as non-admitted receivables. Receivables in the amount of $23,781 and $17,261 were non-admitted as of December 31, 2007 and 2006, respectively.

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities (continued)

The Company has recorded liabilities of $270,370 and $455,262 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized securities with book values of $295,517 and $499,775 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2010 to 2029 and have a weighted average interest rate of 7.60%.

There were no dollar reverse repurchase agreements at December 31, 2007. At December 31, 2006, securities with a book value of $309,458 and a market value of $310,032 were subject to dollar reverse repurchase agreements. The Company has no outstanding liability for borrowed money due to participation in dollar reverse repurchase agreements at December 31, 2007 and $312,669 at December 31, 2006.

13. Pension Plan and Other Postretirement Benefits

The Company's employees participate in a qualified benefit plan sponsored by AEGON USA, Inc. (AEGON), an affiliate. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $4,297, $4,142 and $3,616, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.






13. Pension Plan and Other Postretirement Benefits (continued)

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $2,491, $2,328 and $2,136 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $371, $248 and $349 related to these plans for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Related Party Transactions

The Company shares certain offices, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $67,022, $71,245 and $62,683, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administration service agreement with Transamerica Fund Advisors, Inc. to provide administrative services to the AEGON/Transamerica Series Trust.

On December 19, 2007, the Company paid a $50,627 dividend to its preferred shareholder, Transamerica and a $149,373 dividend to its common shareholder as of that date, TSC. On December 13, 2006, the Company paid a $54,068 dividend to its preferred shareholder as of that date, Scottish Equitable. On December 8, 2005, the Company paid a $193,048 dividend to its common stockholder, TSC, and a $106,952 dividend to its preferred shareholder, Scottish Equitable Finance Limited.

On December 19, 2006, based on approval from the Insurance Division, Department of Commerce, of the State of Iowa, the Company redeemed the surplus note it held with Transamerica Corporation. During 2002, the Company received $200,000 from Transamerica Corporation in exchange for surplus notes. These notes were due 20 years from the date of issuance and were subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2006 is as follows:


  December 31, 2006
-----------------------------------------------------------------------------------------------------
                                  Original              Interest Paid   Total            Date
                       Interest    Amount     Current   Current Year   Interest
     Date Issued         Rate     of Notes     Value                     Paid    Redeemed
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

September 30, 2002       6.0%     $ 200,000     $ -       $ 11,633       $ 47,633  December 19, 2006

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of receivables from affiliates of $83,638 and $73,821, respectively. Terms of settlement require that these amounts be settled within 90 days. As of December 31, 2007, the Company has five short-term notes receivable. There are notes from the following companies: Transamerica Corporation, in the amount of $56,300 which is due on or before November 28, 2008; two notes from TIRe in the amounts of $8,900 and $100 which are due by December 10, 2008 and December 23, 2008, respectively; AEGON USA, Inc., in the amount of $295,000 which is due on or before December 27, 2008; and Transamerica Life Insurance Company in the amount of 42,500 which is due on or before December 30, 2008. The Transamerica Corporation note bears interest at 4.72%, while the other four notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has two short-term notes payable to Monumental Life Insurance Company of $26,300 and $47,100 outstanding at December 31, 2007. These notes are due by October 22, 2008 and October 23, 2008, respectively, and bear interest at 5.05%. During 2007, 2006 and 2005 the Company received (paid) net interest of $2,053, $(5,414) and $2,033, respectively, to affiliates.

15. Commitments and Contingencies

The Company has contingent commitments for $339,073 and $491,486 as of December 31, 2007 and 2006, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $15,481 and $29,312, respectively.

At December 31, 2007 and 2006, the Company has mortgage loan commitments of $108,081 and $289,635, respectively.

At December 31, 2007 and 2006, the Company has private placement commitments outstanding of $59,474 and $70,920, respectively.

The net amount of securities being sold on a "to be announced" (TBA) basis was $116,510 as of December 31, 2007. There were no securities acquired or sold on a TBA basis as of December 31, 2007.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying amount of $163,758 and $144,384, respectively, and fair value of $160,357 and $141,906, respectively, in conjunction with these transactions.

Assets in the amount of $2,767,511 and $2,028,003 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has provided a guarantee for the performance of an affiliated noninsurance entity that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are majority owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor's capital account covered by this transaction is $15,752 as of December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor's inability to fully utilize tax benefits. Accordingly, the Company believes the likelihood of having to make material payments under the guarantee is remote.

The Company serves as guarantor for an affiliate's guaranties of the principal value of loans made to entities which invest in certain investment funds. There was no notional amount associated with these guarantees as of December 31, 2007. The investment funds' assets are restricted based on established investment guidelines and are required, upon a decline in value below a formula based threshold, to either replace the assets with fixed income instruments or sell assets and pay down the loan in order to minimize the guarantor's principal protection liability. There are no expected payments associated with these guarantees.

At December 31, 2007, the Company had entered into multiple agreements with notional amounts of $643,923 for which it was paid a fee to provide credit enhancements and standby liquidity asset purchase agreements. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $6,174 and $6,175 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $261, $260 and $(11,023), for the years ended December 31, 2007, 2006 and 2005, respectively.

In the normal course of business, the Company has obtained letters of credit of $330,543 for the benefit of non affiliated companies that have reinsured business to the Company where the ceding companies' state of domicile does not recognize the Company as an authorized reinsurer.

The Company has also provided a guarantee for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

15. Commitments and Contingencies (continued)

The Company is party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

16. Leases

The Company leases office buildings under various noncancelable operating lease agreements. At December 31, 2007, the future minimum aggregate rental commitments are as follows:

        Year ending December 31:
          2008                                              $  9,233
          2009                                                9,943
          2010                                                8,798
          2011                                                8,599
          2012                                                6,909
          Thereafter                                         34,165

The Company, both on its own and through its holdings in two LLCs, Transamerica Realty Investment Properties, LLC and Transamerica Pyramid Properties, LLC, owns buildings that are rented out to others. Future minimum lease payment receivables under noncancelable leasing arrangements as of December 31, 2007 are as follows:

        Year ending December 31:
          2008                                             $  29,950
          2009                                               26,220
          2010                                               24,360
          2011                                               21,802
          2012                                               14,660
          Thereafter                                         20,408

17. Reconciliation of Capital and Surplus

The following table reconciles capital and surplus as reported in the Annual Statement filed with the Insurance Division, Department of Commerce, of the State of Iowa to the amounts reported in the accompanying financial statements:

                                                           December 31, 2005
                                                         -----------------------
                                                         -----------------------
                                                           Total Capital and
                                                                Surplus
                                                         -----------------------
                                                         -----------------------
   Amounts reported in the Annual Statement                          $2,132,653
   Adjustment for affiliated common stock valuation                     478,102
                                                         -----------------------
                                                         -----------------------
   Amounts reported herein                                           $2,610,755
                                                         =======================

There were no reconciling items at December 31, 2007 and 2006 for the years then ended.

18. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13, 2008, the board of directors of the Company approved the merger of the Company into Transamerica Life Insurance Company (TLIC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on October 1, 2008. As a result of the merger, TLIC will assume ownership of all assets, and responsibility for all liabilities of the Company.

                                 Statutory-Basis
                          Financial Statement Schedules


                 Transamerica Occidental Life Insurance Company

       Summary of Investments - Other Than Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2007

Schedule I
                                                                                        Amount at Which
                                                                                             Shown
                                                                         Market              in the
Type of Investment                                  Cost (1)             Value           Balance Sheet
-----------------------------------------------------------------------------------------------------------
Fixed maturities
Bonds:
   United States government and government
     agencies and authorities
                                                 $     1,322,063    $     1,343,713     $     1,322,063
   States, municipalities and political
     subdivisions                                        208,451            221,463             208,451
   Foreign governments                                   120,359            132,860             120,359
   Public utilities                                    1,131,987          1,163,410           1,131,987
   All other corporate bonds                          13,423,328         13,341,818          13,423,328
Preferred stocks                                         545,135            519,142             545,135
                                               ------------------------------------------------------------
Total fixed maturities                                16,751,323         16,722,406          16,751,323

Equity securities
Common stocks:
   Banks, trust and insurance                            109,012            109,012             109,012
   Industrial, miscellaneous and all other                53,663             67,629              67,629
                                               ------------------------------------------------------------
                                               ------------------------------------------------------------
Total common stocks                                      162,675            176,641             176,641

Mortgage loans on real estate                          4,507,913                              4,507,913
Real estate                                                8,998                                  8,998
Policy loans                                             390,494                                390,494
Other long-term investments                            1,135,575                              1,367,797
Cash, cash equivalents and short-term
   investments                                           171,248                                171,248
                                               --------------------                   ---------------------
Total investments                                $    23,128,226                        $    23,374,414
                                               ====================                   =====================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.



                 Transamerica Occidental Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in Thousands)

                                December 31, 2007

Schedule III
                                                                                                                      Benefits,
                                                                                                                       Claims
                                           Future Policy                 Policy and                       Net        Losses and
                                           Benefits and     Unearned      Contract       Premium      Investment     Settlement
                                             Expenses       Premiums    Liabilities      Revenue        Income*       Expenses
                                          ------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                            $  8,059,940    $       -     $   245,323   $ 1,572,697    $   529,945    $ 1,483,409
Individual health                               175,028       33,102           3,450        85,676         12,874         62,322
Group life and health                            50,503          707          70,336        78,138          6,944         53,671
Annuity                                       4,615,448            -          10,682       407,215        849,411      1,566,368
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,900,919    $  33,809     $   329,791   $ 2,143,726    $ 1,399,174    $ 3,165,770
                                          ==========================================================================================
                                          ==========================================================================================

Year ended December 31, 2006
Individual life                            $  7,687,646    $       -     $   214,368   $ 1,297,849    $   505,298    $ 2,258,824
Individual health                               146,729       33,787          19,541        76,429         11,314         53,052
Group life and health                            39,315          822          61,229        47,745          6,708         30,790
Annuity                                       4,834,728            -           7,253       542,149        853,465      1,626,099
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,708,418    $  34,609     $   302,391   $ 1,964,172    $ 1,376,785    $ 3,968,765
                                          ==========================================================================================
                                          ==========================================================================================

Year ended December 31, 2005
Individual life                            $  7,418,637    $       -     $   218,906   $ 1,456,551    $   483,189    $ 1,710,877
Individual health                               124,003       32,135           9,519        47,826          9,419         45,465
Group life and health                            31,642          835          83,040        21,577          6,999         32,978
Annuity                                       4,941,968            -            (771)      515,152        818,276      1,477,790
                                          ------------------------------------------------------------------------------------------
                                          ------------------------------------------------------------------------------------------
                                           $ 12,516,250    $  32,970     $   310,694   $ 2,041,106    $ 1,317,883    $ 3,267,110
                                          ==========================================================================================



                 Transamerica Occidental Life Insurance Company

                       Supplementary Insurance Information
                             (Dollars in Thousands)

                                December 31, 2007

Schedule III


                                            Other
                                          Operating      Premiums
                                          Expenses*       Written
                                          ----------------------------
Year ended December 31, 2007
Individual life                           $   812,070
Individual health                              74,572    $116,865
Group life and health                          26,429      26,432
Annuity                                      (431,234)
                                          -------------
                                          -------------
                                          $   481,837
                                          =============
                                          =============

Year ended December 31, 2006
Individual life                           $   936,437
Individual health                              55,324    $113,640
Group life and health                          27,512      37,488
Annuity                                      (528,671)
                                          -------------
                                          -------------
                                          $   490,602
                                          =============
                                          =============

Year ended December 31, 2005
Individual life                           $   934,163
Individual health                              35,735    $110,930
Group life and health                           6,889      36,808
Annuity                                      (277,973)
                                          -------------
                                          -------------
                                          $   698,814
                                          =============







*Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.


                 Transamerica Occidental Life Insurance Company

                                   Reinsurance
                             (Dollars in Thousands)

                                December 31, 2007

Schedule IV
                                                                       Assumed                        Percentage
                                                       Ceded to          From                         of Amount
                                         Gross          Other           Other            Net           Assumed
                                        Amount        Companies       Companies         Amount          to Net
                                    --------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force               $ 371,022,644  $ 710,707,357   $ 568,750,218   $ 229,065,505        248%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   1,761,443  $   1,604,712   $   1,415,966   $   1,572,697         90%
   Individual health                        116,865        166,128         134,939          85,676        157%
   Group life and health                     26,432          5,045          56,751          78,138         73%
   Annuity                                  134,173         61,254         334,296         407,215         82%
                                    --------------------------------------------------------------------------------
                                      $   2,038,913  $   1,837,139   $   1,941,952   $   2,143,726         91%
                                    ================================================================================

Year ended December 31, 2006
Life insurance in force               $ 372,372,922  $ 622,857,401   $ 470,257,834   $ 219,773,355        214%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   1,865,592  $   1,542,594   $     974,851   $   1,297,849         75%
   Individual health                           113, 639    145,878         108,668          76,429        142%
   Group life and health                     37,489         15,460          25,716          47,745         54%
   Annuity                                  361,879        246,544         426,814         542,149         79%
                                    --------------------------------------------------------------------------------
                                      $   2,378,599  $   1,950,476   $   1,536,049   $   1,964,172         78%
                                    ================================================================================

Year ended December 31, 2005
Life insurance in force               $ 378,985,142  $ 529,840,825   $ 384,372,793   $ 233,517,110        165%
                                    ================================================================================
                                    ================================================================================

Premiums:
   Individual life                    $   2,222,423  $   1,633,313   $     867,441   $1   ,456,551         61%
   Individual health                        110,930        108,162          45,058          47,826         94%
   Group life and health                     36,808         19,581           4,350          21,577         20%
   Annuity                                  196,047         99,571         418,676         515,152         81%
                                    --------------------------------------------------------------------------------
                                      $   2,566,208  $   1,860,627   $   1,335,525   $   2,041,106         66%
                                    ================================================================================


FINANCIAL STATEMENTS AND SCHEDULES - STATUTORY BASIS

Transamerica Life Insurance Company
Years Ended December 31, 2007, 2006 and 2005

                       Transamerica Life Insurance Company

               Financial Statements and Schedules- Statutory Basis

                  Years Ended December 31, 2007, 2006 and 2005




                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................6
Statements of Cash Flow - Statutory Basis................................................................9
Notes to Financial Statements - Statutory Basis.........................................................11

Statutory-Basis Financial Statement Schedules

Summary of Investments - Other Than Investments in Related Parties......................................66
Supplementary Insurance Information.....................................................................67
Reinsurance.............................................................................................68


             Report of Independent Registered Public Accounting Firm

The Board of Directors
Transamerica Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Transamerica Life Insurance Company (an indirect wholly owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Transamerica Life Insurance Company changed its accounting for investments in certain low income housing tax credit properties and in 2005 the Company changed its method of accounting for certain subsidiaries and affiliates.



March 28, 2008



                       Transamerica Life Insurance Company

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                  December 31
                                                                             2007             2006
                                                                       ------------------------------------
                                                                       ------------------------------------
Admitted assets Cash and invested assets:
   Cash, cash equivalents and short-term investments                   $
                                                                              1,182,364      $ 1,552,965
   Bonds:
     Affiliated entities                                                        512,234          501,180
     Unaffiliated                                                            27,987,619       32,103,292
   Preferred stocks:
     Affiliated entities                                                          1,627            1,085
     Unaffiliated                                                             1,328,054        1,689,094
   Common stocks:
     Affiliated entities (cost: 2007 - $85,125; 2006 - $84,843)                  84,902           82,202
     Unaffiliated (cost: 2007 - $169,868; 2006 - $366,148)                      175,403          393,176
   Mortgage loans on real estate                                              6,038,594        5,760,667
   Real estate (net of encumbrances):
       Home office properties                                                     6,160            6,237
       Properties held for production of income                                   2,463            2,466
       Properties held for sale                                                  20,268           21,508
   Policy loans                                                                  92,978          130,144
   Receivable for securities                                                     55,363            6,651
   Other invested assets                                                      2,152,611        1,543,092
                                                                       ------------------------------------
                                                                       ------------------------------------
Total cash and invested assets                                               39,640,640       43,793,759

Premiums deferred and uncollected                                                20,822           20,444
Due and accrued investment income                                               767,993          853,244
Reinsurance balances recoverable                                                  5,078            2,914
Net deferred income tax asset                                                   139,589          108,342
 Receivable from parent, subsidiaries, and affiliates                            69,694          165,881
Other admitted assets                                                           105,384          109,938
Separate account assets                                                      32,759,905       28,875,013
                                                                       ------------------------------------

Total admitted assets                                                       $73,509,105      $73,929,535
                                                                       ====================================




                                                                                 December 31
                                                                            2007              2006
                                                                     --------------------------------------
Liabilities and capital and surplus
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                $  3,887,337       $  4,040,838
     Annuity                                                               19,297,739         23,038,230
     Accident and health                                                      896,258            812,961
   Policy and contract claim reserves:
     Life                                                                      33,849             35,143
     Accident and health                                                       43,078             39,502
   Liabilities for deposit-type contracts                                   5,962,783          7,085,285
   Other policyholders' funds                                                   2,542              2,646
   Remittances and items not allocated                                        135,840            167,889
   Borrowed money                                                                   -            493,336
   Asset valuation reserve                                                    816,295            803,012
   Interest maintenance reserve                                               176,160            159,356
   Case level liabilities                                                      20,561             18,865
   Other liabilities                                                          439,903            503,931
   Reinsurance in unauthorized companies                                       15,612                  -
   Funds held under coinsurance and other reinsurance treaties              7,008,745          5,950,970
   Transfers from separate accounts due or accrued (including
     $(469,120) and $(477,683) accrued for expense allowances
     recognized in reserves, net of reinsured allowances)                    (472,791)          (482,082)
   Federal and foreign income taxes payable (including $175,872 and
     $50,291 on realized capital gains (losses) at December 31,
     2007 and 2006, respectively)                                             111,200             20,923
   Payable for securities                                                     133,303             90,398
   Payable to affiliates                                                      251,087            230,656
   Separate account liabilities                                            32,759,855         28,874,898
                                                                     --------------------------------------
                                                                     --------------------------------------
Total liabilities                                                          71,519,356         71,886,757

Capital and surplus:
   Common stock, $10 per share par value, 1,000,000 shares
     authorized, 316,955 issued and outstanding shares                          3,170              3,170
   Preferred stock, Series A, $10 per share par value, 42,500 shares authorized and issued (total liquidation value - $58,000); Series B,
     $10 per share par value, 250,000 shares authorized, 87,755 shares issued and 30,415 shares outstanding as of December 31, 2007 and 87,755 shares issued and outstanding at December 31, 2006 (total liquidation value -
     $877,550)                                                                  1,302              1,302
   Treasury stock, Series A Preferred, $10 per share par value,
     42,500 shares and Series B Preferred, $10 per share par value,
     57,340 shares as of December 31, 2007.  Series A Preferred, 10
     per share par value, 57,340 shares as of December 31, 2006.             (631,400)           (58,000)
   Paid-in surplus                                                          1,437,881          1,437,768
   Unassigned surplus                                                       1,178,796            658,538
                                                                     --------------------------------------
Total capital and surplus                                                   1,989,749          2,042,778
                                                                     --------------------------------------
                                                                     --------------------------------------
Total liabilities and capital and surplus                                 $73,509,105        $73,929,535
                                                                     ======================================

See accompanying notes.


                       Transamerica Life Insurance Company

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
Revenues:
   Premiums and other considerations, net of reinsurance:
       Life                                               $   113,191     $   392,558      $   734,878
       Annuity                                              5,168,514       4,322,254        4,191,484
       Accident and health                                    198,224         194,973          178,855
   Net investment income                                    2,293,196       2,376,911        2,390,054
   Amortization of interest maintenance reserve                14,771          21,795           39,488
   Commissions and expense allowances on reinsurance           55,684         187,363          105,759
     ceded
   Consideration for reinsurance recapture                    253,942               -                -
   Income from fees associated with investment
     management, administration and contract
     guarantees for separate accounts                         418,291         369,936          276,684
   Reserve adjustments on reinsurance ceded                 1,324,466       1,234,064         (219,021)
   Income from administrative service agreement with           48,726          42,513                -
     TFA
   Other income                                                55,569          51,256           62,744
                                                        ---------------------------------------------------
                                                            9,944,574       9,193,623        7,760,925
Benefits and expenses:
   Benefits paid or provided for:
     Life                                                     143,572         115,217          118,906
     Accident and Health                                      129,402         113,547          102,075
     Surrender benefits                                     8,253,615       7,291,738        5,415,085
     Other benefits                                         1,425,984       1,487,689        1,380,601
     Increase (decrease) in aggregate reserves for
       policies and contracts:
         Life                                                (153,501)         32,072           45,992
         Annuity                                           (3,787,437)     (3,863,633)      (1,974,994)
         Accident and health                                   83,297          98,588           86,538
                                                        ---------------------------------------------------
                                                            6,094,932       5,275,218        5,174,203
   Insurance expenses:
     Commissions                                              452,260         435,419          425,434
     General insurance expenses                               268,195         253,636          242,493
     Insurance taxes, licenses and fees                        39,076          41,256           27,899
     Net transfers to separate accounts                     1,727,725       2,417,521        1,365,516
     Reinsurance reserve recapture                                  -               -              813
     Change in case liability                                  20,561          18,865           13,640
     Consideration paid on reinsurance transaction            607,721               -                -
     Other expenses                                           621,276         396,828          216,748
                                                        ---------------------------------------------------
                                                            3,736,814       3,563,525        2,292,543
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total benefits and expenses                                 9,831,746       8,838,743        7,466,746
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Gain from operations before dividends to policyholders,       112,828         354,880          294,179
   federal income tax expense and net realized capital
   gains on investments
Dividends to policyholders                                        534             557              455
                                                        ---------------------------------------------------
Gain from operations before federal income tax expense        112,294         354,323
   and net realized capital gains on investments                                               293,724
Federal income tax expense                                     71,239         136,412            4,302
                                                        ---------------------------------------------------
Gain from operations before net realized capital gains         41,055         217,911          289,422
   on investments
Net realized capital gains on investments (net of related federal income taxes and amounts transferred
   to/from interest maintenance reserve)                      229,723         114,487            9,223
                                                        ---------------------------------------------------
Net income                                                 $   270,778    $   332,398      $   298,645
                                                        ===================================================
See accompanying notes.


                       Transamerica Life Insurance Company

                          Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                                                                                  Total

                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at January 1, 2005               $  2,578    $   425    $       -   $ 575,000  $1,787,236   $ 205,372   $2,570,611
   Net income                                   -          -            -           -           -     298,645      298,645
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -      39,668       39,668
   Change in other non-admitted assets          -          -            -           -                  (1,718)      (1,718)
   Change in asset valuation reserve            -          -            -           -           -    (146,776)    (146,776)
   Repayment of surplus in separate                                                 -
     accounts                                   -          -            -                       -         199          199
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -     (17,011)     (17,011)
   Change in net deferred income tax
     asset                                      -          -            -           -           -      34,505       34,505
   Cumulative effect of change in
     accounting principle                       -          -            -           -           -      (6,668)      (6,668)
   Issuance of common stock in
     connection with statutory merger         592        877            -           -      (1,812)        343            -
   Return of capital                            -          -            -                (348,051)          -     (348,051)
   Reinsurance transactions                     -          -            -           -           -      (5,982)      (5,982)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -         623           -          623
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2005              $  3,170    $1,302    $       -   $ 575,000  $1,437,996   $ 400,577   $2,418,045





                       Transamerica Life Insurance Company

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)


                                                                                                                  Total
                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2005               $ 3,170    $1,302  $              $575,000  $1,437,996   $ 400,577   $2,418,045
                                                                        -
   Cumulative effect of change in
     accounting principle                       -          -            -           -           -      (1,665)      (1,665)
   Net income                                   -          -            -           -           -     332,398      332,398
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -     105,010      105,010
   Change in net unrealized foreign
     exchange capital gains/losses,
     net of tax                                 -          -            -           -           -      (3,602)      (3,602)
   Change in other non-admitted assets          -          -            -           -           -     (98,040)     (98,041)
   Change in asset valuation reserve            -          -            -           -           -    (139,821)    (139,821)
   Repayment of surplus in separate
     accounts                                   -          -            -           -           -          79           79
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -      17,264       17,264
   Change in net deferred income tax
     asset                                      -          -            -           -           -      91,021       91,021
   Reinsurance transactions                     -          -            -           -           -       4,640        4,640
   Dividend to stockholders                     -          -            -           -           -     (69,803)     (69,803)
   Repurchase of Series A preferred
     stock                                      -          -      (58,000)          -           -           -      (58,000)
   Correction of prior period error             -          -            -           -           -      20,480       20,480
   Repayment of surplus notes                   -          -            -    (575,000)          -           -     (575,000)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -        (228)          -         (228)
                                        ------------------------------------------------------------------------------------
                                                                 $(58,000)$
Balance at December 31, 2006               $ 3,170    $1,302                        -  $1,437,768   $ 658,538   $2,042,778










                       Transamerica Life Insurance Company

   Statements of Changes in Capital and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)


                                                                                                                  Total
                                          Common    Preferred   Treasury    Surplus     Paid-in    Unassigned   Capital and
                                           Stock      Stock      Stock       Notes      Surplus      Surplus    Surplus
                                        ------------------------------------------------------------------------------------

Balance at December 31, 2006               $ 3,170    $1,302    $ (58,000)$         -  $1,437,768   $ 658,538   $2,042,778
   Net income                                   -          -            -           -           -     270,778      270,778
   Change in net unrealized capital
     gains/losses, net of tax                   -          -            -           -           -     122,039      122,039
   Change in net unrealized foreign
     exchange capital gains/losses,
     net of tax                                 -          -            -           -           -       6,861        6,861
   Change in other non-admitted assets          -          -            -           -           -      51,329       51,329
   Change in asset valuation reserve            -          -            -           -           -     (13,283)     (13,283)
   Repayment of surplus in separate
     accounts                                   -          -            -           -           -         (64)         (64)
   Change in provision for reinsurance
     in unauthorized companies                  -          -            -           -           -     (15,612)     (15,612)
   Change in net deferred income tax
     asset                                      -          -            -           -           -      (6,996)      (6,996)
   Reinsurance transactions                     -          -            -           -           -     187,828      187,828
   Dividend to stockholders                     -          -            -           -           -     (51,600)     (51,600)
   Change in reserve on account of
     change  in valuation basis                 -          -            -           -           -      (1,736)      (1,736)
   Repurchase of Series B preferred
     stock                                      -          -     (573,400)          -           -           -     (573,400)
   Tax benefit on stock options
     exercised                                  -          -            -           -           2           -            2
   Correction of prior period error             -          -            -           -           -     (29,286)     (29,286)
   Contributed surplus related to
     stock appreciation rights plan of
     indirect parent                            -          -            -           -         111           -          111
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
Balance at December 31, 2007              $ 3,170    $1,302   $(631,400)              $1,437,881  $1,178,796   $1,989,749
                                                                          $         -
                                        ====================================================================================

See accompanying notes.

                       Transamerica Life Insurance Company

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

Operating activities
Premiums collected, net of reinsurance                     $   5,470,210   $   4,910,880     $  5,105,476
Net investment income                                          2,484,234       2,490,060        2,466,077
Miscellaneous income                                           2,305,880       1,972,319          259,085
Benefit and loss related payments                            (11,509,376)    (10,395,471)      (7,792,780)
Net transfers to separate accounts                            (1,720,824)     (2,326,426)      (1,199,281)
Commissions, expenses paid and aggregate write-ins for                        (1,155,948)
   deductions                                                 (1,998,299)                        (985,993)
Dividends paid to policyholders                                     (521)           (523)            (584)
Federal and foreign income taxes paid                           (140,792)        (53,236)        (175,128)
                                                        ---------------------------------------------------
Net cash used in operating activities                         (5,109,488)     (4,558,345)      (2,323,128)

Investing activities
Proceeds from investments sold, matured or repaid:
   Bonds                                                      19,515,825      18,812,848       23,151,411
   Common stocks                                                 422,290         200,499           83,756
   Preferred stocks                                              587,261         398,977          361,028
   Mortgage loans                                                992,102       1,271,404        1,303,236
   Real estate                                                     1,508           7,004           15,683
   Other invested assets                                         492,895         346,990          284,913
   Receivable for securities                                      42,905          66,568           17,374
   Miscellaneous proceeds                                          5,856               -           11,490
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total investment proceeds                                     22,060,642      21,104,290       25,228,891

Cost of investments acquired:
   Bonds                                                     (15,271,610)    (16,845,468)     (20,643,565)
   Common stock                                                 (148,636)       (361,184)        (106,718)
   Preferred stock                                              (179,343)       (468,081)        (223,919)
   Mortgage loans                                             (1,269,740)     (1,266,019)      (1,346,022)
   Real estate                                                      (394)         (2,486)            (303)
   Other invested assets                                        (861,354)       (609,485)        (396,494)
   Payable for securities                                        (48,712)              -       (1,346,713)
   Miscellaneous applications                                     (5,777)        (13,718)          (5,322)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total cost of investments acquired                           (17,785,566)    (19,566,441)     (24,069,056)
Net decrease (increase) in policy loans                           37,166          (6,923)          (6,969)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Net cost of investments acquired                             (17,748,400)    (19,573,364)     (24,076,025)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Net cash provided by investing activities                 $    4,312,242   $   1,530,926      $ 1,152,866




                       Transamerica Life Insurance Company

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                     Year Ended December 31
                                                             2007             2006             2005
                                                        ---------------------------------------------------
Financing and miscellaneous activities
Other cash provided:
   Borrowed funds received (returned)                        $
                                                        (491,075)            $   482,624     $      8,450
   Net deposits (withdrawals) on deposit-type contract
     funds and other liabilities without life or
     disability contingencies                           399,533                  542,778         (360,558)
   Funds held under reinsurance treaty with
     unauthorized reinsurers                            1,055,389              3,654,695          973,428
   Other sources
                                                        87,798                   249,848          (74,352)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total cash provided                                                            4,929,945          546,968
                                                        1,051,645
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

 Other cash applied:
   Dividends paid to stockholders
                                                        (51,600)                 (42,588)               -
   Repurchase of surplus notes
                                                        -                       (575,000)               -
   Repurchase of preferred stock
                                                        (573,400)                (58,000)
   Capital distribution
                                                        -                              -         (348,051)
                                                        ---------------------------------------------------
Total other cash applied
                                                        (625,000)               (675,588)        (348,051)
                                                        ---------------------------------------------------
Net cash provided by financing and miscellaneous                               4,254,357          198,917
   activities                                           426,645
                                                        ---------------------------------------------------



Net increase (decrease) in cash, cash equivalents and        (370,601)
   short-term investments                                                      1,226,938         (971,345)

Cash, cash equivalents and short-term investments:
   Beginning of year
                                                        1,552,965                326,027        1,297,372
                                                        ---------------------------------------------------
   End of year                                               $
                                                        1,182,364             $1,552,965      $   326,027
                                                        ===================================================
                                                        ===================================================

Supplemental disclosure of cash flow information for non-cash transactions:
  Dividend paid in non-affiliated stock                      $
                                                              -             $     27,215  $             -
                                                        ===================================================
                                                        ===================================================

Non-cash proceeds:
                                                        ===================================================
  Hybrid schedule reclass                                    $
                                                        7,200                 $1,231,903   $            -
                                                        ===================================================





See accompanying notes.

                       Transamerica Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Transamerica Life Insurance Company (the Company) is a stock life insurance company and is owned by AEGON USA, Inc. (100% of preferred shares) and Transamerica Occidental Life Insurance Company (100% of common shares). AEGON USA, Inc. (AEGON) and Transamerica Occidental Life Insurance Company (TOLIC) are both indirect wholly-owned subsidiaries of AEGON N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2005, the Company completed a merger with Transamerica Life Insurance and Annuity Company (TALIAC), which was a wholly-owned subsidiary of an affiliate, TOLIC. The merger was accounted for in accordance with Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. Prior to the merger of the Company and TALIAC, TALIAC owned 34,295 shares and AEGON owned 223,500 shares in common stock of the Company. TOLIC owned 100% (25,000 shares) of the outstanding common shares of TALIAC prior to the merger. As a result of the merger, the 34,295 outstanding shares of the Company previously held by TALIAC were retired and considered authorized but unissued stock of the merged entity. AEGON exchanged its 223,500 common shares of the Company for 87,755 shares of a newly issued Series B non-voting class of preferred stock of the merged entity, shares equivalent in value to that of the common shares previously held. Also in conjunction with the merger, the TALIAC stock was deemed cancelled by operation of law. In exchange for its agreement to merge TALIAC into the Company, TOLIC received 316,955 shares of the merged entity, which was an equivalent fair value of the TALIAC stock that was deemed cancelled. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of TALIAC were carried forward to the merged company. Total capital and surplus of the Company was reduced by the value of the Company's stock held by TALIAC prior to the merger in the amount of $171,482.

                       Transamerica Life Insurance Company

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)


1. Organization and Summary of Significant Accounting Policies (continued)

Summarized financial information for the Company and TALIAC restated for the period prior to the merger is as follows:
                                              Nine Months Ended
                                                September 30
                                                  2005
                                       ----------------------------
                                       ----------------------------
                                                Unaudited
   Revenues:
     Company                                $      3,371,185
     TALIAC                                         2,857,854
   Merger elimination                                   (51,949)
                                       ----------------------------
                                       ----------------------------
   As restated                              $      6,177,090
                                       ============================
                                       ============================

   Net income:
                                            $
     Company                           72,538
     TALIAC                                            158,430
   Merger elimination                                  (51,949)
                                       ----------------------------
                                       ----------------------------
   As restated                              $        179,019
                                       ============================


Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products, as well as a broad line of single fixed and flexible premium annuity products and guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico, and the US Virgin Islands. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

  All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. Under GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CCO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the fair value. If high credit quality securities are adjusted, the retrospective method is used.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual bond or mortgage loan sold. That net deferral is reported as the "interest maintenance reserve"
   (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.



1. Organization and Summary of Significant Accounting Policies (continued)

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

   Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Separate Accounts with Guarantees: Some of the Company's separate accounts provide policyholders with a guaranteed return. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

   Non-admitted Assets: Certain assets designated as "non-admitted", primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and for guaranteed interest in group annuity contracts are recorded and for guaranteed interest in group annuity contracts using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest

1. Organization and Summary of Significant Accounting Policies (continued)

credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software, and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.





1. Organization and Summary of Significant Accounting Policies (continued)

     Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

     Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year of less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds (except those to which the Securities Valuation Office of the NAIC (SVO) has ascribed an NAIC designation of a 6), are reported at cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.


1. Organization and Summary of Significant Accounting Policies (continued)

Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer's senior note holders. Reclassifications of securities from bonds to preferred stock have been made by the Company in the amount of $7,200 and $1,231,903 as of December 31, 2007 and 2006, respectively, due to the SVO identification of such securities. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance companies are reported based on underlying audited GAAP equity. The net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

The Company is restricted to trading Primus Guaranty, Ltd (Primus) and ACA Capital Holdings, Inc. (ACA), both common stock holdings, due to its ownership interest, which would require special securities filings prior to executing any purchase or sale transactions in regard to these securities. The carrying amount in Primus, which is carried at fair value, as of December 31, 2007 and 2006 was $39,134 and $64,479, respectively. The carrying amount in ACA, which is carried at fair value, as of December 31, 2007 was $629. ACA was not restricted as of December 31, 2006.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.



1. Organization and Summary of Significant Accounting Policies (continued)

Real estate occupied by the Company is reported at cost less allowances for depreciation. Land is reported at cost. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is computed by the straight-line method over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company did not recognize impairment write-downs for its investments in joint ventures and limited partnerships during the year ended December 31, 2007. The Company recognized impairment write-downs for its investments in joint ventures and limited partnerships in the amount of $2,172 and $2,261, during the years ended December 31, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other "admitted assets" are valued principally at cost.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2007 and 2006, the Company excluded investment income due and accrued of $302 and $1,299, respectively, with respect to such practices.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company enters into municipal reverse repurchase agreements for which it requires a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the market value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus along with any adjustments for federal income taxes, until the transaction is terminated.

The Company may hold foreign denominated assets or liabilities and cross currency swaps are utilized to convert the asset or liability to a US denominated security. Cross currency swap agreements are contracts to exchange two principal amounts of two currencies at the prevailing exchange rate at inception of the contract. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually and the terms of the swap must meet the terms of the hedged instrument. For cross currency swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 futures and/or options to hedge the liability option risk associated with these products. Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements. Options are marked to fair value in the balance sheet and fair value adjustments are recorded in unassigned surplus.


Capped floating rate commercial mortgage loans and interest rate caps that are designated as hedges and meet hedge accounting rules are carried at amortized cost in the financial statements. A gain or loss upon early termination would be reflected in the IMR similar to the underlying instrument.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $174,391 and $157,037, respectively, were reflected in the other liabilities line within the financial statements.

1. Organization and Summary of Significant Accounting Policies (continued)


Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by the Insurance Division, Department of Commerce, of the State of Iowa.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.0 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to
11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in Statement of Statutory Accounting Principles (SSAP) No. 50, Classifications and Definitions of Insurance or Managed Care Contracts in Force. These liabilities have annuitization options at


1.  Organization and Summary of Significant Accounting Policies (continued)

guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioners' Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and are amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

The Company issues funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Separate Accounts

Separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with market value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with market value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist. The Company received variable contract premiums of $5,533,742, $4,875,079 and $3,593,932 in 2007, 2006 and
2005, respectively. In addition, the Company received $418,291, $369,936 and $276,684, in 2007, 2006 and 2005, respectively, related to fees associated with investment management, administration, and contractual guarantees for separate accounts.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Stock Option and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded an expense of $(159), $(272) and $359 for the years ended December 31, 2007, 2006 and 2005 respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $270, $44 and $264 for years ended December 31, 2007, 2006 and 2005 respectively.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

                                                        2007                2006               2005
                                                 ----------------------------------------------------------

Net income (loss), State of Iowa basis                $    241,492       $    332,398        $    298,645
State prescribed practice for secondary
   guarantee reinsurance
                                                              -                  -                    -
                                                 ----------------------------------------------------------
Net income (loss), NAIC SAP                            $                 $    332,398        $    298,645
                                                              241,492
                                                 ==========================================================

Statutory surplus, State of Iowa basis                 $ 1,989,749       $ 2,042,778         $ 2,418,045
State prescribed practice for secondary
   guarantee reinsurance
                                                       (286,392)                 -                    -
                                                 ----------------------------------------------------------
Statutory surplus, NAIC SAP                           $ 1,703,357         $2,042,778          $2,418,045
                                                 ==========================================================



3.  Accounting Changes and Correction of Errors

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48 and SSAP No. 88 and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $1,665 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities (SCA entities). According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated Entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,668 at January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.



3.  Accounting Changes and Correction of Errors (continued)

During 2007, the Company discovered that the cash surrender value used in the calculation of statutory reserves for a specific product did not reflect the three percent guarantee that is a part of the strategy option. As a result, the reserve balance was understated by $45,055 as of and for the year ended 2006. The current year statement of operations reflects a decrease in the change in reserve balance with an offset to unassigned surplus to correct this error.

During 2006, the Company discovered that the Interest Maintenance Reserve (IMR) incorrectly included interest-related realized gains and losses associated with specific assets supporting a block of business in which the policyholders were being credited the daily return on such investments. As a result, the IMR balance was overstated by $20,480 as of and for the year ended 2005. The 2006 financials reflect a reduction in the IMR balance with an offset to unassigned surplus to correct this error.

4. Capital and Surplus

On December 26, 2006, the Company repurchased its 42,500 shares of non-voting Series A preferred shares for $58,000, which is reflected as treasury stock as of December 31, 2006. On December 19, 2007, the Company repurchased 57,340 shares of its Series B preferred shares for $573,400. The par value of each class of preferred stock is $10 per share and the liquidation value of Series A is $1,365 per share and Series B is $10 per share. The per share liquidation values shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the Series A preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the Series B preferred shares shall be entitled to receive dividends equal to the rate of six percent of the issue price of the Series B preferred Stock. Holders of both series of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2007 and 2006, cumulative unpaid dividends relating to the preferred shares were $24,881 and $23,828, respectively.

The Company paid a preferred stock dividend of $51,600 to its Series B preferred stock shareholder, AEGON, on December 19, 2007. The Company paid a preferred stock dividend of $42,588 to its Series A and Series B preferred shareholder, AEGON, on December 26, 2006. On October 23, 2006, the Company paid a preferred stock dividend to AEGON through a transfer of a non-affiliated investment in common stock with a fair value of $27,215. The Company did not pay a common stock dividend to its parent company during 2007 or 2006. On September 29, 2005, the Company distributed $338,551 to its parent company of record on that date, AEGON, a return of additional paid-in capital. In addition, the Company distributed $9,500 as a return of additional paid-in capital to its preferred shareholder, AEGON, on September 29, 2005.

On December 19, 2006, the Company repaid the surplus notes outstanding in the amount of $575,000 with AEGON with approval from the Iowa Insurance Division.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

5. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, cash equivalents and short-term investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

5. Fair Values of Financial Instruments (continued)

   Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

   Policy loans: The fair value of policy loans is assumed to equal their carrying amount.

   Interest rate caps and swaps: Estimated fair value of interest rate caps are based upon the quoted market price at the balance sheet date. Estimated fair value of swaps, including interest rate and currency swaps, are based upon the pricing differential for similar swap agreements.

   Credit default swaps: Estimated fair value of credit default swaps are based upon the pricing differential for similar swap agreements.

   Receivable from or payable to parents, subsidiaries, and affiliates: The fair values for short-term notes receivable from and payable to affiliates are assumed to equal their carrying amount.

   Separate accounts: The fair value of separate account assets are based on quoted market prices. The fair value of separate account annuity liabilities approximate the market value of the separate account assets less a provision for the present value of future profits related to the underlying contracts.

   Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts, which include guaranteed interest contracts and funding agreements, are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

   Borrowed money: Fair values for borrowed money are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

5. Fair Values of Financial Instruments (continued)

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:
                                                                     December 31
                                                         2007                            2006
                                            ------------------------------- -------------------------------
                                            Carrying Amount                 Carrying Amount
                                                             Fair Value                      Fair Value
                                            ------------------------------- -------------------------------
                                            ------------------------------- -------------------------------
   Admitted assets
   Cash, cash equivalents and short-term       $  1,182,364    $ 1,182,364     $  1,552,965  $   1,552,965
        investments
   Unaffiliated bonds                            27,987,619     27,899,563       32,103,292     32,462,380
   Unaffiliated preferred stocks                  1,328,054      1,243,658        1,689,094      1,773,025
   Unaffiliated common stocks                       175,403        175,403          393,176        393,176
   Mortgage loans on real estate                  6,038,594      6,086,856        5,760,667      5,863,158
   Policy loans                                      92,978         92,978          130,144        130,144
   Interest rate caps                                 4,454          4,454           10,793         10,793
   Receivable from parents, subsidiaries
     and affiliates                                  69,694         69,694          503,881        503,881
   Separate account assets                       32,759,905     32,759,905       28,875,013     28,875,013

   Liabilities
   Investment contract liabilities               24,409,453     24,956,387       29,617,295     30,115,504
   Swaps                                           (179,775)       166,946         (167,913)       348,111
   Borrowed money                                         -              -          493,336        493,336
   Separate account annuity liabilities          24,693,597     24,693,979       22,890,368     22,890,368

6. Investments

The carrying amounts and estimated fair values of non-affiliated investments in bonds and preferred stocks were as follows:

                                                                            Gross        Gross
                                                                         Unrealized    Unrealized
                                                               Gross     Losses Less   Losses 12
                                                Carrying    Unrealized     Than 12   Months or MoreEstimated Fair
                                                 Amount        Gains       Months                       Value
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies    $               $    9,166$                 $        $
                                                    400,772                       202        1,859         407,877
     State, municipal and other government          654,523       40,467        7,092        7,246         680,652
     Public utilities                             1,746,365       46,100        6,580       13,849       1,772,036
     Industrial and miscellaneous                16,313,521      424,640      166,084      157,223      16,414,854
     Mortgage and other asset-backed
       securities                                 8,872,438       51,606      219,631       80,269       8,624,144
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
                                                 27,987,619      571,979      399,589      260,446      27,899,563
   Unaffiliated preferred stocks                  1,328,054       19,956       87,248       17,104       1,243,658
                                              ---------------------------------------------------------------------
                                                $29,315,673     $591,935     $486,837     $277,550     $29,143,221
                                              =====================================================================



6. Investments (continued)

                                                               Gross        Gross        Gross     Estimated Fair
                                                                         Unrealized    Unrealized
                                                                         Losses Less   Losses 12
                                                Carrying    Unrealized     Than 12   Months or More
                                                 Amount        Gains       Months                       Value
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies    $     423,901   $    2,140   $      876   $    5,701   $     419,464
     State, municipal and other government          684,807       61,035        1,710       10,418         733,714
     Public utilities                             2,159,941       85,344        3,766       20,344       2,221,175
     Industrial and miscellaneous                18,867,823      549,897       47,310      211,195      19,159,214
     Mortgage and other asset-backed
       securities                                 9,966,820       46,050        9,222       74,836       9,928,813
                                              ---------------------------------------------------------------------
                                              ---------------------------------------------------------------------
                                                 32,103,292      744,466       62,884      322,494      32,462,380
   Unaffiliated preferred stocks                  1,689,094       94,679        2,098        8,650       1,773,025
                                              ---------------------------------------------------------------------
                                                $33,792,386     $839,145      $64,982     $331,144     $34,235,405
                                              =====================================================================

The Company held bonds and preferred stock at December 31, 2007 and 2006 with a carrying value of $47,219 and $44,139, respectively, and amortized cost of $58,807 and $56,799, respectively, that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These securities are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, for securities that have been in a continuous loss position for greater than or equal to twelve months, the Company held 1,027 and 1,502 securities with a carrying amount of $6,911,761 and $11,033,069 and an unrealized loss of $277,550 and $331,144 with an average price of 96.0 and 97.0 (NAIC market value/amortized cost), respectively. Of this portfolio, 95.0% and 94.4% were investment grade with associated unrealized losses of $245,901 and $291,095, respectively.

At December 31, 2007 and 2006, for securities in an unrealized loss position less than twelve months, the Company held 1,134 and 808 securities with a carrying amount of $9,766,323 and $5,751,378 and an unrealized loss of $486,837 and $64,982 with an average price of 95.0 and 46.7 (NAIC market value/amortized cost), respectively. Of this portfolio, 90.0% and 96.8% were investment grade with associated unrealized losses of $398,133 and $52,315, respectively.

The Company closely monitors below investment grade holdings and those investment grade issuers and industry sectors where the Company has concerns. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash flow trends and underlying levels of collateral, for asset-backed securities only, are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired in the period the determination is made.

The estimated fair value of bonds, common stocks and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 is as follows:
                                                                                    Total
                                                    Losses Less      Losses 12
                                                      Than 12        Months or
                                                       Months           More
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $     32,613  $         74,807$        107,420

     State, municipal and other government              121,626          82,427         204,053
     Public utilities                                   287,588         436,534         724,122
     Industrial and miscellaneous                     4,462,473       3,790,402       8,252,875
     Mortgage and other asset-backed securities       3,729,867       2,062,829       5,792,696
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      8,634,167       6,446,999      15,081,166
   Unaffiliated preferred stocks                        645,319         187,211         832,530
   Unaffiliated common stocks                            45,390               -          45,390
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                     $9,324,876      $6,634,210     $15,959,086
                                                 =================================================











6. Investments (continued)
                                                                                    Total
                                                    Losses Less      Losses 12
                                                      Than 12        Months or
                                                       Months           More
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies           $  101,985   $     203,936   $     305,921
     State, municipal and other government              107,264         103,700         210,964
     Public utilities                                   325,631         618,315         943,946
     Industrial and miscellaneous                     3,082,806       6,373,498       9,456,304
     Mortgage and other asset-backed securities       1,890,306       3,081,179       4,971,485
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      5,507,992      10,380,628      15,888,620
   Unaffiliated preferred stocks                        178,404         321,295         499,699
   Unaffiliated common stocks                            75,770               -          75,770
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                     $5,762,166     $10,701,923     $16,464,089
                                                 =================================================

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        Carrying Amount   Estimated Fair
                                                                                              Value
                                                                       ------------------------------------
                                                                       ------------------------------------

   Due in one year or less                                             $      1,274,677      $ 1,270,825
   Due after one year through five years                                      9,186,021        9,256,980
   Due after five years through ten years                                     4,757,998        4,760,097
   Due after ten years                                                        3,896,485        3,987,517
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             19,115,181       19,275,419
   Mortgage and other asset-backed securities                                 8,872,438        8,624,144
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                            $27,987,619      $27,899,563
                                                                       ====================================

At December 31, 2007, the Company's banking sector portfolio reported $138,938 in unrealized losses. The absolute exposure to the banking sector is large and of high quality. Because of the banking sector's size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

There is one individual issuer rated below investment grade in the banking sector. The Company's exposure to Northern Rock PLC bonds is rated B3 and has unrealized losses of $37,989. Northern Rock PLC, a British mortgage bank, suffered a run on the bank in the fall of 2007. The Bank of England has provided guarantees and liquidity support to stabilize this UK mortgage lender, and its support is expected to continue until a buyer can be found. Given the support provided by the Bank of England, the Company does not consider Northern Rock PLC to be impaired as of December 31, 2007. Subsequent to year end, Northern Rock PLC, failed to find bids that suited the Bank of England's loan repayment requirements. As a result, Northern Rock PLC has been nationalized. The Company's bonds continue to remain as listed securities even under what has been described as temporary public ownership, and no impairment appears warranted.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to so-called "asset-backed securities" (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as it's the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.

For ABS in an unrealized loss position, the Company considers them for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                $1,464,313            $1,463,975       $1,365,233
Collateralized Debt Obligations                                6,579                 6,579            6,579
                                                      ----------------- -------------------- -----------------
                                                      ----------------- -------------------- -----------------
                                                      $1,470,892            $1,470,554       $1,371,812
                                                      ================= ==================== =================

6. Investments (continued)

The following table provides the actual cost, carrying value and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007, which are reported off balance sheet for statutory reporting purposes.

                                                        Actual Cost     Carrying Value          Fair Value
Residential Mortgage Backed Securities                     $21,352                $21,357          $20,210

At December 31, 2007, the Company's residential mortgage backed securities sub-sector, CMO Non Agency-whole loan, reported $78,760 in unrealized losses. The majority of the unrealized loss is attributed to SASCO (Structured Asset Securities Corporation) in the amount of $37,766. The Company owns several securities under the SASCO name, with each deal containing its own unique pool of collateral and representing a separate and distinct trust. The combination of low reset margin, slower prepayment speeds, illiquidity in the market and general level of credit spread widening have pushed the overall market value as a percent of book on those residential mortgage backed securities bonds in an unrealized loss position of 92%. The unrealized loss on SASCO is not credit driven but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced.

A detail of net investment income is presented below:

                                                                      Year Ended December 31
                                                              2007            2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

   Bonds                                                    $1,779,152      $1,908,966       $2,054,492
   Preferred stock                                              96,000          89,786           23,293
   Common stock                                                  5,313           5,404            3,688
   Mortgage loans                                              395,076         389,683          383,849
   Real estate                                                   3,573           4,238            4,871
   Policy loans                                                  7,684           8,501            9,277
   Derivatives                                                   6,734          (6,687)         (29,658)
   Cash, cash equivalents and short-term investments
                                                                76,339          24,043           12,461
   Other                                                        19,073          68,733           65,023
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Gross investment income                                   2,388,944       2,492,667        2,527,296

   Less investment expenses                                    (95,748)       (115,756)        (137,242)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Net investment income                                    $2,293,196      $2,376,911       $2,390,054
                                                        ===================================================


6. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:
                                                                      Year Ended December 31
                                                              2007            2006             2005
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------

   Proceeds                                                 $20,110,285     $20,443,729      $23,512,439
                                                        ===================================================
                                                        ===================================================

   Gross realized gains                                    $    413,061    $    259,277     $    291,791
   Gross realized losses                                       (194,877)       (223,665)        (203,370)
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
   Net realized gains                                      $    218,184   $      35,612    $      88,421
                                                        ===================================================

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $37,211, $21,993 and $42,184, respectively, which relates to losses recognized on other than temporary declines in market value of debt securities.

Net realized capital gains/losses on investments and change in net unrealized capital gains/losses on investments are summarized below:
                                                                                Realized
                                                              ---------------------------------------------
                                                              ---------------------------------------------
                                                                         Year Ended December 31
                                                                   2007          2006           2005
                                                              ---------------------------------------------
                                                              ---------------------------------------------

   Bonds                                                           $193,427     $    (758)      $ 97,640
   Preferred stocks                                                  24,757        36,370         (9,219)
   Common stocks                                                     77,658        (1,982)        (4,465)
   Mortgage loans on real estate                                      2,962           385         (3,054)
   Real estate                                                           26           515          2,538
   Short-term investments                                            (5,737)           (5)            (7)
   Derivatives                                                      (13,505)        6,275        (27,493)
   Other invested assets                                            157,582       110,648         69,851
                                                              ---------------------------------------------
                                                              ---------------------------------------------
                                                                    437,170       151,448        125,791

   Tax effect                                                      (175,872)      (50,291)       (53,227)
   Transfer to interest maintenance reserve                         (31,575)       13,330        (63,341)
                                                              ---------------------------------------------
                                                              ---------------------------------------------
   Net realized capital gains on investments                       $229,723      $114,487      $   9,223
                                                              =============================================






6. Investments (continued)

                                                                         Change in Unrealized
                                                             ----------------------------------------------
                                                             ----------------------------------------------
                                                                        Year Ended December 31
                                                                  2007           2006           2005
                                                             ----------------------------------------------

   Bonds                                                     $                  $  13,177      $(112,374)
                                                                     1,072
   Preferred stocks                                                    585         45,805          1,816
   Common stocks                                                   (21,486)        (5,460)         5,085
   Affiliated entities                                               2,417          7,086          2,619
   Other invested assets                                           161,158        116,799         58,498
   Derivative instruments                                           11,198        (59,193)        88,809
                                                             ----------------------------------------------
   Change in net unrealized capital gains/(losses)                $154,944       $118,214     $   44,453
                                                             ==============================================

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

                                                                                     December 31
                                                                                 2007           2006
                                                                            -------------------------------
                                                                            -------------------------------

   Unrealized gains                                                         $                   $34,180
                                                                                  24,188
   Unrealized losses                                                             (18,647)        (7,153)
                                                                            -------------------------------
                                                                            -------------------------------
   Net unrealized gains                                                        $   5,541        $27,027
                                                                            ===============================

During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 9.58% for commercial loans and 6.30% to 9.45% for agricultural loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 89%. Mortgage loans with a carrying amount of $18 were non-income producing for the previous 180 days. Accrued interest of $3 and $4 related to these mortgage loans was excluded from investment income at December 31, 2007 and 2006, respectively. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

The Company did not recognize any impaired loans with a related allowance for credit losses as of December 31, 2007 or 2006. There were also no impaired mortgage loans held without an allowance for credit losses as of December 31, 2007 or 2006. The average recorded investment in impaired loans during 2006 was $17.


6. Investments (continued)

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized interest income on impaired loans of $110 for the year ended December 31, 2005. Interest income in the amount of $126 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for years ended December 31, 2007 and 2006.

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

                                                                         Year Ended December 31
                                                                    2007          2006           2005
                                                               --------------------------------------------
                                                               --------------------------------------------

   Balance at beginning of period                                   $      -          $104       $  8,184
   Additions, net charged to operations                                    -             -            838
   Reduction due to write-downs charged against the allowance
                                                                           -           104          7,612
   Recoveries in amounts previously charged off                            -             -          1,306
                                                               --------------------------------------------
                                                               --------------------------------------------
   Balance at end of period                                         $      -        $    -       $    104
                                                               ============================================

At December 31, 2007 and 2006, the Company had recorded investments in restructured securities of $672 and $9,644, respectively. The capital gains (losses) taken as a direct result of restructures in 2007 and 2006 were $(75) and $4,198, respectively. There were no capital gains taken as a direct result of restructures in 2005. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.


At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $105,211 and $172,414, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                 Geographic Distribution                            Property-Type Distribution
   ---------------------------------------------------- ---------------------------------------------------
   ---------------------------------------------------- ---------------------------------------------------
                                     December 31                                          December 31
                                   2007       2006                                      2007       2006
                                -----------------------                              ----------------------

   Pacific                              22%   22%       Office                           36%        35%
   South Atlantic                    21        21       Industrial                       20         21
   Middle Atlantic                   17        17       Retail                           17         16
   Mountain                          16        15       Apartment                        16         19
   E. North Central                   9        10       Agriculture                       6          4
   W. North Central                   5         5       Other                              4          4
   W. South Central                   5         5       Medical                           1          1
   E. South Central                   3         3
   New England                        2         2

For the year ending December 31, 2007, the Company has 36 Low Income Housing Tax Credits. The remaining years of unexpired tax credits ranged from 2 to12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 4 to 16 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $15,733. There were no impairment losses, write-downs or reclassifications during the year related to these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.


6. Investments (continued)

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 24 years for forecasted hedge transactions. For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the forecasted transaction no longer qualifies for hedge accounting or if the forecasted transaction is no longer probable, the forward-starting swap will cease to be valued at amortized cost and will be marked to fair value through surplus. For the year ended December 31, 2007, none of the Company's cash flow hedges has been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2007 and 2006, the Company has recorded $5,572 and $(2,256), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not recognize any unrealized gains or losses during 2007 or 2006 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

An interest rate floor provides a receipt of payments in the event interest rates fall below the strike rates in the contract. An interest rate floor is designed to generate cash flows to offset lower cash flows received on assets during low interest rate environments. The Company pays a single premium at the beginning of the contract. These interest rate floors are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.









6.  Investments (continued)

The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset to a lower rated investment grade asset. Using the swap market to replicate credit enables the Company to enhance the relative values while having the ability to execute larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $198,205 and $170,856, respectively, and credit default swaps with a fair value of $(1,344) and $1,128, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead. As of December 31, 2007, the fair value of all contracts, aggregated at a counterparty level, with a positive and negative fair value amounted to $402,904 and $(230,573), respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                 Notional Amount
                                                                       ------------------------------------
                                                                             2007              2006
                                                                       ------------------------------------
   Derivative securities:
     Interest rate and currency swaps:
       Receive fixed - pay floating                                          $5,641,240       $6,156,247
       Receive floating - pay fixed                                           5,325,510        6,860,032
       Receive fixed - pay fixed                                                129,869          107,148
       Receive floating (uncapped) - pay floating (capped)                    3,254,357        4,093,896
     Interest rate cap agreement                                              4,500,000        4,521,900
     Interest rate floor agreements                                              60,800           59,200



6.  Investments (continued)

At December 31, 2007, investments with an aggregate carrying value of $60,914 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

7. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------

   Direct premiums                                       $ 8,481,394        $7,282,848       $6,263,720
   Reinsurance assumed - non affiliates                       28,936             4,025            4,151
   Reinsurance assumed - affiliates                           46,715           229,506          118,163
   Reinsurance ceded - non affiliates                       (121,441)          (99,068)        (143,292)
   Reinsurance ceded - affiliates                         (2,955,675)       (2,507,526)      (1,137,525)
                                                     ------------------------------------------------------
   Net premiums earned                                   $ 5,479,929        $4,909,785       $5,105,217
                                                     ======================================================

The Company received reinsurance recoveries in the amount of $306,393, $266,434 and $207,576, during 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $13,986 and $12,977, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007 and 2006 of $11,702,802 and $8,260,587, respectively.

The net amount of the reduction in surplus at December 31, 2007 if all reinsurance agreements were cancelled is $21,653.





7. Reinsurance (continued)

At December 31, 2007 and 2006, amounts recoverable from unaffiliated unauthorized reinsurers of $474 and $1,034, respectively, and reserve credits for reinsurance ceded of $20,287 and $25,221, respectively were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $21,765 and $27,616 at December 31, 2007 and 2006, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days.

During 2001, the Company entered into a reinsurance transaction with an unaffiliated company to cede certain annuity benefits on an inforce group of contracts. The gain from this transaction of $13,674 was credited directly to unassigned surplus. During 2007, 2006 and 2005, $1,119, $1,403 and $1,437,
respectively, of the initial gain were amortized into earnings, with a corresponding charge to unassigned surplus.

During 2001, the Company entered into a reinsurance transaction with Transamerica International Re (Bermuda) Ltd. (TIRE), an affiliate of the Company. Under the terms of this transaction, the Company ceded certain traditional life insurance contracts. The net of tax impact from the cession of inforce business was $33,042, which was credited directly to unassigned surplus. During 2007, 2006 and 2005, the Company has amortized $3,304 per year into earnings with a corresponding charge to unassigned surplus. The Company has a liability for funds held under reinsurance of $376,833, $585,938, and $625,459 at December 31, 2007, 2006, and 2005, respectively.

During 2003, the Company entered into an indemnity reinsurance agreement in which the Company agreed to cede the obligations and benefits related to certain fixed annuity contracts on a coinsurance and modified coinsurance basis. The Company received a ceding commission of $13,386 at the inception of the contract. In addition, the Company released the IMR liability of $19,855 related to the assets backing the ceded contracts because the future investment experience to be transferred to the assuming company will be without adjustment of the IMR that existed at the date of the initial transaction. The resulting gain from the ceding commission and the IMR release has been recorded directly to unassigned surplus on a net of tax basis. During 2007, 2006 and 2005, the Company has amortized $1,538, $2,632 and $985, respectively, into earnings with a corresponding charge to unassigned surplus.







7. Reinsurance (continued)

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance, an affiliate, to retrocede an inforce block of universal life business. The initial commission expense allowance received of $148,162 less ceded reserves of $169,062 resulted in an initial transaction gain of $20,900 pre-tax ($13,585 net of tax). The net of tax gain was reclassified to unassigned surplus. During 2007 and 2006, the Company amortized $1,019 and $1,359 into earnings with a corresponding charge to unassigned surplus, respectively.

Effective December 31, 2007, TIRE recaptured all inforce business that was previously retroceded to the Company under the retrocessional agreement effective January 1, 2003. The difference between the life and claim reserves released of $172 and $11, respectively, and consideration paid of $82 was included in the Statement of Operations.

The Company entered into an agreement effective December 31, 2007 to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRE in 2003. The Company assumed assets of $4,690 associated with this business and paid recapture consideration of $308. Reserves recaptured included life reserves of $1,070 and claim reserves of $111. As a result, a pre-tax gain of $3,201 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $1,608 ($1,045 net of tax). Prior to this transaction, the Company had amortized $365 and $380 on a pre-tax basis ($237 and $247 on a net of tax basis) into earnings for 2007 and 2006, respectively, with a corresponding charge to unassigned surplus.

Effective December 31, 2007, the Company and Life Investors Insurance Company of America (LIICA), an affiliate of the Company, entered into an indemnity reinsurance agreement to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by LIICA, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $104,707.









7. Reinsurance (continued)

The Company and Monumental Life Insurance Company (MLIC), an affiliate of the Company, also entered into an indemnity reinsurance agreement effective December 31, 2007, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by MLIC or People's Benefit Life Insurance Company, which was merged by operation of law into MLIC effective October 1, 2007, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $26,573.

The Company entered into an indemnity reinsurance agreement effective December 31, 2007, with TOLIC to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by TOLIC and assumed by TOLIC on policies originally issued by Transamerica Life (Bermuda) Ltd., an affiliate of the Company, with issue dates ranging from January 1, 2007 through December 31, 2007, and also will be covering policies issued between January 1, 2008 and December 31, 2008. As a result, the Company assumed reserves of $143,515.

Subsequent to the above transactions, also effective December 31, 2007, the Company entered into an indemnity reinsurance agreement with Pine Falls Re, Inc., an affiliate, to automatically reinsure 100% of the risks attributable to secondary guarantee benefits on certain universal life policies that were originally issued by the Company and assumed by the Company from various affiliated entities. Universal life secondary guarantee reserves ceded were $286,392, resulting in a pre-tax gain of $286,392 ($186,154, net of tax) that has been credited directly into unassigned surplus.

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to MLIC under a July 1, 1990 agreement. The recapture premium received was $249,642 and the commission expense allowance paid was $3,386, for a net consideration received of $246,256. Reserves recaptured were $249,642. The resulting pretax loss of $3,386 was included in the Statement of Operations.

The Company entered into an indemnity reinsurance agreement with a nonaffiliated company effective July 1, 2007, in which the Company agreed to cede a closed block of fixed and variable deferred annuities on a coinsurance and modified coinsurance basis. The net of tax gain of $10,931 from this transaction was credited directly to unassigned surplus. During 2007 the Company amortized $995 into earnings with a corresponding charge to unassigned surplus.

8. Income Taxes

The main components of net deferred income taxes are as follows:

                                                              December 31
                                                        2007               2006
                                                 ---------------------------------------
                                                 ---------------------------------------
   Deferred income tax assets:
     Guaranty funds                                    $   2,984         $    6,350
     Non-admitted assets                                   6,455              6,959
     807(f) assets                                         6,910              6,042
     Partnerships                                         61,354             33,185
     Tax basis deferred acquisition costs                265,534            242,335
     Reserves                                            107,173            103,702
     Unrealized capital losses                            23,150             44,330
     Derivatives                                          75,277             36,455
     Deferred intercompany losses                         15,139             11,042
     Other                                                13,290              7,690
                                                 ---------------------------------------
                                                 ---------------------------------------
   Total deferred income tax assets                      577,266            498,090

       Non-admitted deferred tax assets                  176,768            251,610
                                                 ---------------------------------------
                                                 ---------------------------------------
   Admitted deferred tax assets                          400,498            246,480

   Deferred income tax liabilities:
     Unrealized capital gains                             87,516            112,838
     807(f) liability                                      6,629              6,742
     Accrued dividends                                       443              3,561
     Deferred intercompany gains                          14,556             13,724
     Partnerships                                        150,914                  -
     Other                                                   851              1,273
                                                 ---------------------------------------
                                                 ---------------------------------------
   Total deferred income tax liabilities                 260,909            138,138
                                                 ---------------------------------------
                                                 ---------------------------------------
   Net admitted deferred tax asset                     $ 139,589          $ 108,342
                                                 =======================================




The change in net deferred income tax assets and deferred income tax assets are as follows:
                                                                   December 31
                                                       -------------------------------------------------------
                                                              2007              2006             Change
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------

   Total deferred tax assets                                  $577,266           $498,090        $  79,176
   Total deferred tax liabilities                              260,909            138,138          122,771
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------
   Net deferred tax asset                                     $316,357           $359,952          (43,595)
                                                       =====================================
                                                       =====================================
   Tax effect of unrealized gains (losses)                                                          36,599
                                                                                           -------------------
                                                                                           -------------------
   Change in net deferred income tax                                                             $  (6,996)
                                                                                           ===================

                                                                   December 31
                                                       -------------------------------------------------------
                                                              2006              2005             Change
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------

   Total deferred tax assets                                  $498,090           $464,807          $33,283
   Total deferred tax liabilities                              138,138            179,070           40,932
                                                       -------------------------------------------------------
                                                       -------------------------------------------------------
   Net deferred tax asset                                     $359,952           $285,737           74,215
                                                       =====================================
                                                       =====================================
   Tax effect of unrealized gains (losses)                                                          16,806
                                                                                           -------------------
                                                                                           -------------------
   Change in net deferred income tax                                                               $91,021
                                                                                           ===================

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:





8. Income Taxes (continued)



                                                                  Year Ended December 31
                                                       2007                2006               2005
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------

   Income tax expense (benefit) on operational
     gains and capital gains (losses) on
     investments computed at the federal
     statutory rate (35%)                             $ 192,312          $ 177,020          $  146,830
     Deferred acquisition costs - tax basis              25,195             28,780               3,237
     Dividends received deduction                       (19,606)           (22,343)            (22,887)
     IMR amortization                                    (5,170)            (7,628)            (13,821)
     Investment income items                             14,361             (7,952)                 42
     Limited partnerships book/tax difference            (1,363)            (3,754)             (2,477)
     Miscellaneous accruals                               2,706               (339)             (1,664)
     Non-Deductible items                                   382                433                 202
     Prior year over (under) accrual                     13,036             33,117             (40,480)
     Reinsurance transactions                            65,740              1,624              (2,094)
     Tax credits                                        (38,023)            (9,115)             (5,854)
     Tax reserve adjustment                              (2,382)              (285)             (3,549)
     Other                                                  (77)            (2,855)                 44
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
   Federal income tax expense on operations
     and capital gains (losses) on investments          247,111            186,703              57,529
   Less tax (benefit) on capital gains (losses)         175,872             50,291              53,227
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------
   Total federal income tax expense                    $ 71,239          $ 136,412           $   4,302
                                                ===========================================================

The total statutory income taxes are computed as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------
   Federal income tax expense on operations and            $247,111         $ 186,703         $ 57,529
     capital gains (losses) on investments
   Change in net deferred income taxes                        6,996           (91,021)         (34,505)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Total statutory income taxes                            $254,107          $ 95,682         $ 23,024
                                                     ======================================================

Effective October 1, 2005, the Company joined in a consolidated income tax return filing with TOLIC. Prior to that date, the Company filed a consolidated tax return with its indirect parent company, AEGON US Holding Corporation. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.


8. Income Taxes (continued)

In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006, the consolidated returns had no loss carryforwards. A tax return has not yet been filed for 2007.

The amount of tax contingencies calculated for the Company as of December 31, 2007 and 2006 is not material to the Company's financial position. Therefore, the total amount of tax contingencies that, if recognized, would affect the effective income tax rate is immaterial. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes as of December 31, 2007 and 2006 was negligible and the Company recorded no liability for penalties.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing arguments have been executed through 2000. The examination fieldwork for 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax provisions. An examination is underway for 2005 and 2006.

Income taxes incurred during 2007, 2006 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $324,348, $244,223 and $137,713, respectively.

Prior to 1984, as provided for under the Life insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the "policyholders' surplus account" (PSA). No federal income taxes have been provided for in the financial statements on income deferred in the PSA. A distribution from the PSA was made in 2006 in the amount of $20,258, which reduced the balance in the PSA to zero. Due to United States tax legislation enacted in October 2004, distributions to shareholders during 2005 and 2006 are deemed to come first out of the PSA and are not taxed. There was no reduction to net earnings due to this distribution.

9. Policy and Contract Attributes

A portion of the Company's policy reserves and other policyholders' funds
(including separate account liabilities) relate to liabilities established on a variety of the Company's annuity and deposit-type products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                      December 31
                                                        2007                             2006
                                              --------------------------     ------------------------------
                                                               Percent                          Percent
                                                   Amount     of Total            Amount       of Total
                                              --------------------------     ------------------------------
    Subject to discretionary withdrawal         $ 2,649,492           5%       $ 3,073,540         5%
        With market value adjustment
     At book value less current surrender
     charge of 5% or more                         4,946,290         9            6,661,713        11
     At fair value                               24,766,862        45           22,471,785        38
                                              --------------------------     ------------------------------
                                              --------------------------     ------------------------------
     Total with adjustment or at market value    32,362,644        59           32,207,038        54
     At book value without adjustment
     (minimal or no charge or adjustment)        12,290,063        23           13,065,825        22
   Not subject to discretionary withdrawal        9,938,264        18           14,206,871        24
                                              --------------------------     ------------------------------
                                                              ----------                     --------------
   Total annuity reserves and deposit fund
     liabilities  - before reinsurance           54,590,971       100%          59,479,734       100%
                                                              ==========                     ==============
                                                              ==========                     ==============
   Less reinsurance ceded                         4,508,540                      6,254,160
                                              -----------------              -----------------
   Net annuity reserves and deposit fund
     liabilities                               $50,082,431                   $ 53,225,574
                                              =================              =================

Included in the liability for deposit-type contracts at December 31, 2007 and 2006 are $843,245 and $2,215,320, respectively, of funding agreements issued by an affiliate to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from an affiliated Company which secures that particular series of notes. The funding agreement is reinsured to the Company. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for principal and interest for these funding agreements are afforded equal priority as other policyholders. At December 31, 2007, the contractual maturities were as follows:

                    Year                                   Amount
                    ------------------------------------- ---------------
                    ------------------------------------- ---------------
                    2008
                                                          $
                                                          -
                    2009                                     372,903
                    2010                                       55,451
                    2011                                     125,294
                    2012                                       52,646
                    Thereafter                               236,951
9. Policy and Contract Attributes (continued)

The Company's liability for deposit-type contracts includes GIC's and funding agreements assumed from MLIC, an affiliate. The liabilities assumed are $4,122,609 and $5,805,497 at December 31, 2007 and 2006, respectively.

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

                                                         Nonindexed
                                                         Guaranteed       Nonindexed
                                                        Less than or      Guaranteed       Nonguaranteed
                                                        equal to 4%      More than 4%    Separate Account         Total
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                  $   14,714    $            -      $  5,528,274      $  5,542,988
              considerations for the year ended
              December 31, 2007
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                                $          -     $           -       $30,695,300       $30,695,300
              Amortized cost                                 521,653                 -                 -            521,653
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2007                     $ 521,653     $           -       $30,695,300       $31,216,953
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2007: Subject to discretionary withdrawal:
                With market value adjustment              $   41,480        $         - $                 -  $        41,480
                At fair value                                      -                  -       30,695,300          30,695,300
                At book value without market
                  value adjustment and with current
                  surrender charge of less than 5%           480,173                  -                -             480,173
              Not subject to discretionary
                withdrawal                                         -                  -                -                   -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at        $ 521,653       $          -      $30,695,300         $31,216,953
                December 31, 2007
                                                     ==========================================================================





9. Policy and Contract Attributes (continued)

                                                         Nonindexed       Nonindexed       Nonguaranteed          Total
                                                         Guaranteed
                                                        Less than or      Guaranteed
                                                        equal to 4%      More than 4%    Separate Account
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                 $     7,471   $               -   $   4,874,131      $  4,881,602
              considerations for the year ended
              December 31, 2006
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                              $            -   $              -     $ 27,230,773      $ 27,230,773
              Amortized cost                                 493,802                 -                 -            493,802
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2005                     $ 493,802   $               -    $ 27,230,773      $ 27,724,575
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2006: Subject to discretionary withdrawal:
                With market value adjustment               $  37,244   $               -$                 - $         37,244
                At fair value                                      -                  -       27,230,773          27,230,773
                At book value without market
                   value adjustment and with
                   current surrender charge of less
                   than 5%                                   456,558                  -                -             456,558
              Not subject to discretionary
                 withdrawal                                        -                  -                -                   -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at        $ 493,802   $               -    $ 27,230,773        $ 27,724,575
                December 31, 2006
                                                     ==========================================================================






9. Policy and Contract Attributes (continued)

                                                          Nonindexed      Nonindexed       Nonguaranteed          Total
                                                          Guaranteed
                                                         Less than or     Guaranteed
                                                         equal to 4%     More than 4%    Separate Account
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
            Premiums, deposits and other                   $     7,756  $            -      $  3,592,608      $  3,600,364
              considerations for the year ended
              December 31, 2005
                                                       ========================================================================
                                                       ========================================================================

            Reserves for separate accounts with assets at:
              Fair value                                $            -   $           -       $22,429,774       $22,429,774
              Amortized cost                                   472,193         136,956                 -           609,149
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
            Total at December 31, 2005                       $ 472,193       $ 136,956       $22,429,774       $23,038,923
                                                       ========================================================================
                                                       ========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2005:
              Subject to discretionary withdrawal:
                With market value adjustment           $             -       $  136,956 $                -  $     136,956
                At fair value                                        -                -       22,429,774        22,429,774
                At book value without market value
                   adjustment and with current
                   surrender charge of less than 5%            436,447                -                -           436,447
              Not subject to discretionary withdrawal           35,746                -                -            35,746
                                                       ------------------------------------------------------------------------
                                                       ------------------------------------------------------------------------
              Total separate account liabilities at          $ 472,193        $ 136,956      $22,429,774       $23,038,923
                December 31, 2005
                                                       ========================================================================




9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:
                                                                        Year Ended December 31
                                                                  2007           2006           2005
                                                             ----------------------------------------------
   Transfers as reported in the summary of operations of the separate accounts statement:
       Transfers to separate accounts                            $5,533,742     $4,875,079     $3,593,932
       Transfers from separate accounts                          (3,805,743)    (2,463,321)    (2,235,249)
                                                             ----------------------------------------------
   Net transfers to separate accounts                             1,727,999      2,411,758      1,358,683

   Miscellaneous reconciling adjustments                               (274)         5,763          6,833
                                                             ----------------------------------------------
   Transfers as reported in the summary of operations of
     the life, accident and health annual statement              $1,727,725     $2,417,521     $1,365,516
                                                             ==============================================

A reclassification was made to the amounts previously reported to the Insurance
Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $78,402 from net transfers to separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

At December 31, 2007 and 2006, the Company had separate account annuities with guaranteed benefits as follows:

        Benefit and Type of Risk                     Subjected Account     Amount of       Reinsurance
                                                           Value         Reserve Held     Reserve Credit
   --------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------
   December 31, 2007
      Minimum guaranteed death benefit                    $15,411,880       $224,163      $  16,502
      Minimum guaranteed income benefit                     7,936,482        162,120          9,608
      Guaranteed premium accumulation fund                     53,508          8,212              -
      Minimum guaranteed withdrawal benefit                 3,483,468         36,448        (10,328)

   December 31, 2006
      Minimum guaranteed death benefit                    $14,637,639       $174,306        $18,781
      Minimum guaranteed income benefit                     9,710,748        134,293          8,043
      Guaranteed premium accumulation fund                     54,534          8,575              -
      Minimum guaranteed withdrawal benefit                    60,452            440              -

9. Policy and Contract Attributes (continued)

For Variable Annuities with Guaranteed Living Benefits (VAGLB), which includes minimum guaranteed income, minimum guaranteed withdrawal and guaranteed premium accumulation fund benefits, the Company complies with Actuarial Guideline 39. This guideline defines a two step process for the determination of VAGLB reserves. The first step is to establish a reserve equal to the accumulated VAGLB charges for the policies in question. The second step requires a stand alone asset adequacy analysis to determine the sufficiency of these reserves. This step has been satisfied by projecting 30 years into the future along 1000 stochastic variable return paths using a variety of assumptions as to VAGLB charges, lapse, withdrawal, annuitization, and death. The results of this analysis are discounted back to the valuation date and compared to the accumulation of fees reserve to determine if an additional reserve needs to be established.

For Variable Annuities with Minimum Guaranteed Death Benefits (MGDB), the Company complies with Actuarial Guideline 34. This guideline requires that MGDBs be projected by assuming an immediate drop in the values of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return until the maturity of the contract. The immediate drop percentages and gross assumed returns vary by asset class and are defined in the guideline. Mortality is based on the 1994 Variable Annuity MGDB Mortality Table, which is also defined in the guideline.

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loading, are as follows:

                                                               Gross          Loading           Net
                                                          -------------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary direct first year business                     $     559       $    399        $     160
     Ordinary direct renewal business                           21,399          7,100           14,299
     Group life direct business                                  2,665          2,060              605
                                                          -------------------------------------------------
   Total life and annuity                                       24,623          9,559           15,064
   Accident and health - direct                                  5,758              -            5,758
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                               $30,381        $ 9,559          $20,822
                                                          =================================================





9. Policy and Contract Attributes (continued)

   December 31, 2006                                           Gross          Loading           Net
                                                          -------------------------------------------------
                                                          -------------------------------------------------
   Life and annuity:
     Ordinary direct first year business                     $   4,172      $   2,781        $   1,391
     Ordinary direct renewal business                           21,163          6,794           14,369
     Group life direct business                                  2,680          1,913              767
                                                          -------------------------------------------------
                                                          -------------------------------------------------
   Total life and annuity                                       28,015         11,488           16,527
   Accident and health - direct                                  3,917              -            3,917
                                                          -------------------------------------------------
                                                          -------------------------------------------------
                                                              $ 31,932       $ 11,488         $ 20,444
                                                          =================================================

At December 31, 2007 and 2006, the Company had insurance in force aggregating $734,408 and $853,719, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $121,452 and $24,001 to cover these deficiencies at December 31, 2007 and 2006, respectively.

10. Dividend Restrictions

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $198,528.




11. Retirement and Compensation Plans

The Company's employees participate in a qualified defined benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based the based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company's allocation of pension expense for each of the years ended December 31, 2007, 2006 and 2005 was $3,310, $2,679 and $2,789,
respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Benefits expense of $1,912, $1,683 and $1,515 were allocated for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.




11. Retirement and Compensation Plans (continued)

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans, calculated on the pay-as-you-go basis, are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $278, $215 and $273, for the years ended December 31, 2007, 2006 and 2005, respectively.

12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities

During 2006 and 2005, the Company sold $6,050 and $10,788, respectively, of agent balances without recourse to an affiliated company. Prior to July 29, 2005, the agent debit balances were sold to Money Services, Inc. (MSI), an affiliated company. Subsequent to July 29, 2005, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliated company, and all rights, title and interest in the prior net debit balances owned by MSI prior to July 29, 2005, were fully assigned, without recourse, to ADB. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $13,383 and $9,846 were non-admitted as of December 31, 2007 and 2006, respectively.

The Company has recorded liabilities of $127,333 and $156,180 for municipal reverse repurchase agreements as of December 31, 2007 and 2006, respectively. The reverse repurchase agreements are collateralized by securities with book values of $135,974 and $161,711 as of December 31, 2007 and 2006, respectively. These securities have maturity dates that range from 2019 to 2028 and have a weighted average interest rate of 7.63%.

At December 31, 2007, the Company did not participate in dollar reverse repurchase agreements. At December 31, 2006, securities with a book value of $486,968 and a market value of $489,615 were subject to dollar reverse repurchase agreements. The Company has an outstanding liability for borrowed money in the amount of $493,336 as of December 31, 2006 due to participation in dollar reverse repurchase agreements.







12. Sales, Transfer, and Servicing of Financial Assets, and Extinguishments of Liabilities (continued)

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 100%/102% of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100%/102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100%/102% of the fair value of the loaned government/other domestic securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair market value of the loaned security. At December 31, 2007 and 2006, the value of securities loaned amounted to $1,079,702, and $1,501,263, respectively. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

13. Related Party Transactions

The Company is party to a common cost allocation service arrangement between AEGON USA, Inc. companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2007, 2006 and 2005, the Company paid $89,291, $108,387 and $82,913, respectively, for these services, which approximates their costs to the affiliates. During 2006, the Company executed an administrative service agreement with Transamerica Fund Advisors, Inc. (TFA) to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $48,726 and $42,513 for these services during 2007 and 2006, respectively.

Payables to affiliates bear interest at the thirty-day commercial paper rate. At December 31, 2007 and 2006, the Company reported a net amount of $110,594 and $64,775 due to Parent, Subsidiary and Affiliated Companies, respectively. The 2007 balance excludes $70,800 of short-term intercompany notes payable. The 2006 balance excludes $338,000 of short-term intercompany notes receivable. Terms of the settlement require that these amounts are settled within 90 days.


13. Related Party Transactions (continued)

At December 31, 2007 the Company had short-term notes receivable of $314,800, $29,700, and $595,600 from Transamerica Corporation, TIRE and AEGON, respectively. The Transamerica Corporation note is due by August 28, 2008 and bears interest at 5.28%. The TIRE and AEGON notes are due by December 10, 2008 and December 27, 2008, respectively. Both of these notes bear interest at 4.75%. These notes are reported as short-term investments. The Company has short-term notes payable to TOLIC, LIICA and Stonebridge Life Insurance Company of $42,500, $18,400 and $9,900 at December 31, 2007. All three notes are due by December 30, 2008 and bear interest at 4.75%. At December 31, 2006 the Company had a short-term note receivable of $338,000 from Transamerica Corporation. The note was due by June 22, 2007. During 2007, 2006 and 2005, the Company paid net interest of $7,774, $5,767 and $14,352, respectively, to affiliates.

At December 31, 2007 and 2006, the Company has a note payable to Commonwealth General Corporation of $10,000, bearing interest at 6% and due on December 31, 2030.

During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Aggregate reserves for policies and contracts related to these policies are $264,159 and $255,273 at December 31, 2007 and 2006, respectively.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $5,485,324 as of December 31, 2007. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results.



14. Commitments and Contingencies (continued)

The Company has also provided a guarantee for the obligations of non-insurance affiliates. These entities accept assignments of structured settlement payment obligations from other insurers and purchases structured settlement insurance policies from subsidiaries of the Company that match those obligations. There are no expected payments associated with this guarantee.

At December 31, 2007, 2006 and 2005, the Company had entered into an agreement with commitment amounts of $21,090, $21,090 and $21,090, respectively, for which it was paid a fee to provide credit enhancement and standby liquidity asset purchase agreements on municipal variable rate demand note facilities. The Company believes the chance of draws or other performance features being exercised under these agreements is minimal.

At December 31, 2007 and 2006, the net amount of securities being acquired
(sold) on a "to be announced" (TBA) basis was $38,086 and $(10,668), respectively.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2007 and 2006, the Company has pledged invested assets with a carrying value and market value of $117,615 and $118,526, respectively, in conjunction with these transactions.

Assets in the amount of $1,598,229 and $1,553,519 as of December 31, 2007 and 2006, respectively, were pledged as collateral in conjunction with funding agreements associated with the Federal Home Loan Bank.

The Company has contingent commitments for $706,323 and $649,558 at December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $15,733 and $3,361, respectively.

At December 31, 2007 and 2006 the Company has mortgage loan commitments of $199,312 and $381,650, respectively.

Private placement commitments outstanding were at December 31, 2007 and 2006 were $83,844 and $144,009 respectively.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.



14. Commitments and Contingencies (continued)

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $3,497 and $3,931 with no offsetting premium tax benefit at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $813, $1,116 and $286 for the years ended December 31, 2007, 2006 and 2005, respectively.

15. Reconciliation to Statutory Annual Statement

The following is a reconciliation of amounts previously reported to the Insurance Division, Department of Commerce, of the State of Iowa in the 2007
Annual Statement, to those reported in the accompanying statutory-basis financial statements:


                                                                              2007
                                                                        -----------------
Balance Sheet:
   Assets as reported in the Company's Annual Statement                    $73,509,106


   Adjust federal income tax recoverable                                   -
                                                                        -----------------
                                                                        -----------------
   Assets as reported in the accompanying                                  $73,509,106
     audited statutory-basis balance sheet
                                                                        =================
                                                                        =================
                                                                           $71,519,356
   Liabilities as reported in the Company's Annual Statement

   Adjust federal income taxes payable                                              -
                                                                        -----------------
                                                                        -----------------
   Liabilities as reported in the accompanying                             $71,519,356
     audited statutory-basis balance sheet
                                                                        =================
                                                                        =================
                                                                           $1,989,749
Capital and surplus as reported in the Company's Annual       Statement
   Decrease change in aggregate reserves for annuity policies and
     contracts                                                                    45,055

   Adjust federal income tax expense                                       (15,769)

   Decrease surplus net of tax - correction of an error                    (29,286)
                                                                        -----------------
                                                                        -----------------
   Total capital and surplus as reported in the accompanying audited       $1,989,749
     statutory-basis balance sheet
                                                                        =================
                                                                        =================

Statements of Income (Operations):
   Statutory net income (loss) as reported in the Company's
     Annual Statement                                                      $   241,492
   Decrease change in aggregate reserves for annuity policies and
     contracts                                                                    45,055

   Adjust federal income tax expense                                       (15,769)
                                                                        -----------------
                                                                        -----------------
   Total statutory net income (loss) per financial statements              $   270,778
                                                                        =================

The 2007 Annual Statement included an increase in aggregate reserves for annuity policies and contract that should have been recognized through income during 2006. There was no impact to the 2006 or 2005 financial statements due to this change.

16. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13 and June 26, 2008, the board of directors of the Company approved the mergers of Transamerica Occidental Life Insurance Company (TOLIC) and Life Investors Insurance Company of America (LIICA), respectively, both affiliated companies, into the Company, subject to regulatory approval. It is anticipated the mergers will occur on October 1, 2008 for TOLIC and October 2, 2008 for LIICA. As a result of the mergers, the Company will assume ownership of all assets, and responsibility for all liabilities of TOLIC and LIICA.

                            Statutory-Basis Financial
                               Statement Schedules


                       Transamerica Life Insurance Company


                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in Thousands)

                                December 31, 2007

SCHEDULE I


                                                                                         Amount at Which
                                                                                           Shown in the
                                                                            Market        Balance Sheet
                 Type of Investment                       Cost (1)           Value
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Fixed maturities
Bonds:
   United States Government and government agencies
     and authorities                                    $     447,899      $    455,339     $    447,899
   States, municipalities and political subdivisions        1,147,105         1,150,824        1,147,105
   Foreign governments                                        495,284           524,821          495,284
   Public utilities                                         1,746,365         1,772,036        1,746,365
   All other corporate bonds                               24,150,966        23,996,543       24,150,966
Preferred stocks                                            1,328,054         1,243,658        1,328,054
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total fixed maturities                                     29,315,673        29,143,221       29,315,673

Equity securities
Common stocks:
   Public utilities                                                 -                 -                -
   Banks, trust and insurance                                  68,085            68,012           68,012
   Industrial, miscellaneous and all other                    101,783           107,391          107,391
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total common stocks                                           169,868           175,403          175,403

Mortgage loans on real estate                               6,038,594                          6,038,594
Real estate                                                    28,891                             28,891
Policy loans                                                   92,978                             92,978
Other long-term investments                                 2,152,611                          2,152,611
Cash, cash equivalents and short-term investments           1,182,364                          1,182,364
                                                     -------------------                -------------------
                                                     -------------------                -------------------
Total investments                                        $ 38,980,979                       $ 38,986,514
                                                     ===================                ===================

 (1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.



                  Transamerica Life Insurance Company
                      Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III

                                                                                                                     Benefits,
                                                                                                                      Claims
                                        Future Policy                  Policy and                  Net Investment   Losses and
                                        Benefits and     Unearned       Contract    Premium Revenue    Income*      Settlement
                                          Expenses       Premiums      Liabilities                                   Expenses
                                       --------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                        $   3,589,561  $           -     $ 24,055     $      56,610  $   274,448   $      84,829
Individual health                            735,347       11,524         26,983           129,011       51,650        155,934

Group life and health                        443,821        3,342         23,159           125,794       32,405        106,638
Annuity                                   19,297,739            -          2,730         5,168,514    1,934,693      5,792,586
                                       --------------------------------------------------------------------------------------------
                                        $ 24,066,468     $ 14,866       $ 76,927       $ 5,479,929  $ 2,293,196    $ 6,139,987
                                       ============================================================================================

Year ended December 31, 2006
Individual life                         $  3,757,098  $           -     $ 22,168      $    331,370  $   254,197    $    237,374
Individual health                            654,089       12,108         27,846           132,849       41,169         168,879
Group life and health                        426,975        3,529         20,792           123,312       28,551          91,478
Annuity                                   23,038,230            -          3,839         4,322,254    2,052,994       4,777,487
                                       --------------------------------------------------------------------------------------------
                                        $ 27,876,392     $ 15,637       $ 74,645       $ 4,909,785  $ 2,376,911     $ 5,275,218
                                       ============================================================================================

Year ended December 31, 2005
Individual life                          $ 3,733,738  $         -        $21,092        $  658,856  $   231,660     $   212,786
Individual health                            562,473       11,670         22,345           126,590       32,417         146,318
Group life and health                        411,648        3,611         28,479           128,286       24,716         124,052
Annuity                                   26,901,713            -          5,628         4,191,485    2,101,261       4,691,047
                                       --------------------------------------------------------------------------------------------
                                       --------------------------------------------------------------------------------------------
                                         $31,609,572      $15,281        $77,544        $5,105,217   $2,390,054      $5,174,203
                                       ============================================================================================

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.




                 Transamerica Life Insurance Company


                       Supplementary Insurance Information
                             (Dollars in Thousands)

SCHEDULE III



                                           Other
                                         Operating      Premiums
                                         Expenses*       Written
                                       ------------------------------
Year ended December 31, 2007
Individual life                         $ 1,813,371
Individual health                            37,813  $
                                                           129,457
Group life and health                        72,145        209,854
Annuity                                   1,813,485
                                       ---------------
                                        $ 3,736,814
                                       ===============

Year ended December 31, 2006
Individual life                         $ 1,991,303
Individual health                            39,561      $ 132,054
Group life and health                        66,974        200,964
Annuity                                   1,465,687
                                       ---------------
                                        $ 3,563,525
                                       ===============

Year ended December 31, 2005
Individual life                         $   659,658
Individual health                            42,532      $ 127,460
Group life and health                        52,140        214,013
Annuity                                   1,538,213
                                       ---------------
                                       ---------------
                                         $2,292,543
                                       ===============

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.


                       Transamerica Life Insurance Company

                                   Reinsurance
                             (Dollars in Thousands)

SCHEDULE IV

                                                                                                    Percentage of
                                                                   Assumed From                    Amount Assumed
                                                 Ceded to Other  Other Companies        Net            to Net
                                 Gross Amount       Companies                         Amount
                               -------------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force         $   35,254,514  $                  $                $ 28,351,558         0%
                                                      6,996,197          93,241
                               =====================================================================================

Premiums:
   Individual life              $    1,867,637     $  1,814,808     $     3,781        $  56,610         7
   Individual health                   129,457              446               -          129,011         0
   Group life and health               209,854           84,060               -          125,794         0
   Annuity                           6,274,446        1,177,802          71,870        5,168,514         1
                               -------------------------------------------------------------------------------------
                                $    8,481,394     $  3,077,116      $   75,651     $  5,479,929         1%
                               =====================================================================================

Year ended December 31, 2006
Life insurance in force           $ 37,877,300     $  6,921,308      $   99,276     $ 31,055,268         0%
                               =====================================================================================

Premiums:
   Individual life               $   2,005,429     $  1,678,175     $     4,116   $      331,370         1%
   Individual health                   132,054             (795)              -          132,849         0
   Group life and health               200,964           77,652               -          123,312         0
   Annuity                           4,944,401          851,562         229,415        4,322,254         5
                               -------------------------------------------------------------------------------------
                                 $   7,282,848     $  2,606,594       $ 233,531    $   4,909,785         5%
                               =====================================================================================

Year ended December 31, 2005
Life insurance in force           $ 44,440,385      $13,277,543      $   95,282     $ 31,258,124         0%
                               =====================================================================================
                               =====================================================================================

Premiums:
   Individual life              $      901,447    $     246,822     $     4,231   $      658,856         1%
   Individual health                   127,460              870               -          126,590         0
   Group life and health               214,013           85,727               -          128,286         0
   Annuity                           5,020,800          947,398         118,083        4,191,485         3
                               -------------------------------------------------------------------------------------
                               -------------------------------------------------------------------------------------
                                 $   6,263,720     $  1,280,817       $ 122,314    $   5,105,217         2%
                               =====================================================================================


FINANCIAL STATEMENTS AND SCHEDULES -     STATUTORY BASIS

Life Investors Insurance Company of America
Years Ended December 31, 2007, 2006 and 2005

                   Life Investors Insurance Company of America

               Financial Statements and Schedules- Statutory Basis


                  Years Ended December 31, 2007, 2006 and 2005



                                    Contents

Report of Independent Registered Public Accounting Firm..................................................1

Audited Financial Statements

Balance Sheets - Statutory Basis.........................................................................3
Statements of Operations - Statutory Basis...............................................................5
Statements of Changes in Capital and Surplus - Statutory Basis...........................................6
Statements of Cash Flow - Statutory Basis................................................................8
Notes to Financial Statements - Statutory Basis.........................................................10

Statutory-Basis Financial Statement Schedules

Schedule I - Summary of Investments - Other Than Investments in Related Parties.........................64
Schedule III - Supplementary Insurance Information......................................................65
Schedule IV - Reinsurance...............................................................................66



                  A member firm of Ernst & Young Global Limited




             Report of Independent Registered Public Accounting Firm

The Board of Directors
Life Investors Insurance Company of America

We have audited the accompanying statutory-basis balance sheets of Life Investors Insurance Company of America (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2007. Our audit also included the statutory-basis financial schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, or the results of its operations or its cash flow for the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Investors Insurance Company of America at December 31, 2007 and 2006, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the financial statements, in 2006 Life Investors Insurance Company of America changed its accounting for investments in certain low income housing tax credit properties. Also, as discussed in Note 3 to the financial statements, in 2005 Life Investors Insurance Company of America changed its accounting for investment in subsidiary, controlled and affiliated entities as well as its accounting for transfers and servicing of financial assets and extinguishments of liabilities.

                              /s/ Ernst & Young LLP

August 5, 2008


                   Life Investors Insurance Company of America

                        Balance Sheets - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                                                                   December 31
                                                                             2007              2006
                                                                       ------------------------------------
                                                                       ------------------------------------

Admitted assets Cash and invested assets:
   Bonds                                                                 $    6,976,787      $ 7,364,292
   Preferred stocks                                                             145,648          150,937
   Common stocks:
     Affiliated entities (cost: 2007 - $99,513; 2006 - $97,545)                   7,488            4,911
     Unaffiliated (cost: 2007 - $2,352; 2006 - $7,273)                            4,894           10,567
   Mortgage loans on real estate                                              1,080,994        1,074,000
   Real estate, at cost less accumulated depreciation (2007 -
     $34,762; 2006 - $31,833):
       Home office properties                                                    71,309           70,957
       Investment properties                                                     37,276           33,926
       Properties held for sale                                                     693            4,696
   Policy loans                                                                 207,383          203,983
   Cash, cash equivalents and short-term investments                            157,174          293,005
   Receivable for securities                                                        849               75
   Other invested assets                                                        249,166          313,812
                                                                       ------------------------------------
                                                                       ------------------------------------
Total cash and invested assets                                                8,939,661        9,525,161

Premiums deferred and uncollected                                                27,702           32,451
Accrued investment income                                                        93,438          101,753
Cash surrender value of life insurance policies                                 269,910          260,462
Receivable from parent, subsidiaries and affiliates                             105,565          104,656
Net deferred income tax asset                                                    65,663           58,417
Reinsurance balances recoverable                                                  6,889            7,323
Other admitted assets                                                            14,057           29,290
Separate account assets                                                         505,065          186,704
                                                                       ------------------------------------
Total admitted assets                                                    $   10,027,950      $10,306,217
                                                                       ====================================





                                                                                   December 31
                                                                             2007             2006
                                                                       ------------------------------------

Liabilities and capital and surplus Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                                                $    3,373,446    $  3,426,772
     Annuity                                                                  2,943,580       3,370,639
     Accident and health                                                      1,936,158       1,736,518
   Policy and contract claim reserves:
     Life                                                                        37,240          33,305
     Accident and health                                                         86,284         119,571
   Liability for deposit type contracts                                         172,945         179,016
   Other policyholders' funds                                                     7,061           6,475
   Remittances and items not allocated                                            9,178          10,319
   Asset valuation reserve                                                      180,816         108,316
   Interest maintenance reserve                                                  53,010          56,002
   Funds held under coinsurance and other reinsurance treaties                   51,531          48,237
   Reinsurance in unauthorized companies                                          2,487           2,817
   Payable for securities                                                         8,476          74,658
   Federal and foreign income taxes payable                                      28,170          22,491
   Payable to affiliates                                                         54,664         117,070
   Transfers from separate accounts due or accrued                               (8,158)         (9,045)
   Amounts withheld or retained                                                  54,927          80,583
   Borrowed money                                                                     -          21,790
   Other liabilities                                                            108,596          80,087
   Separate account liabilities                                                 505,065         186,704
                                                                       ------------------------------------
                                                                       ------------------------------------
Total liabilities                                                             9,605,476       9,672,325

Capital and surplus:
   Common stock, $2.48 per share par value, 1,164,315 shares
     authorized, 679,802 issued and outstanding                                   1,686           1,686
   Preferred stock, $2.48 per share par value, 504,033 shares
     authorized, issued and outstanding                                           1,250           1,250
   Surplus notes                                                                150,000         150,000
   Paid-in surplus                                                              236,007         510,109
   Unassigned surplus (deficit)                                                  33,531         (29,153)
                                                                       ------------------------------------
                                                                       ------------------------------------
Total capital and surplus                                                       422,474         633,892
                                                                       ------------------------------------
Total liabilities and capital and surplus                                $   10,027,950     $10,306,217
                                                                       ====================================
See accompanying notes.



                   Life Investors Insurance Company of America

                   Statements of Operations - Statutory Basis
                             (Dollars in Thousands)

                                                                          Year Ended December 31
                                                                    2007            2006           2005
                                                              ------------------------------------------------
                                                                                                   Restated
Revenues
Premiums and other considerations, net of reinsurance:
   Life                                                          $  210,431      $  197,757      $  286,769
   Annuity                                                           22,804          26,718          41,098
   Accident and health                                              419,927         437,639         435,747
Net investment income                                               519,953         526,157         579,755
Amortization of interest maintenance reserve                          6,774           9,435          13,941
Commissions and expense allowances on reinsurance ceded              26,503          82,768          77,676
Income from fees associated with investment management,
   administration and contract guarantees for separate
   accounts                                                           1,188             325             115
Reinsurance transaction - modco reserve adjustment on
   reinsurance ceded                                                161,885        (181,776)       (202,418)
Consideration received on reinsurance recaptured                    144,665               -               -
Other                                                                13,446          24,759          22,733
                                                              ------------------------------------------------
                                                                                              ----------------
                                                                  1,527,576       1,123,782       1,255,416
Benefits and expenses Benefits paid or provided for:
   Life benefits                                                    142,352         170,097         169,730
   Accident and health benefits                                     192,775         250,670         252,521
   Surrender benefits                                               513,737         662,605         622,249
   Other benefits                                                    97,237         107,948         104,284
   Increase (decrease) in aggregate reserves for policies
     and contracts:
       Life                                                         (53,326)        (29,145)        (27,394)
       Annuity                                                     (429,238)       (784,279)       (552,055)
       Accident and health                                          199,640         167,829         207,339
                                                              ------------------------------------------------
                                                                    663,177         545,725         776,674
Insurance expenses:
   Commissions                                                      156,433         173,062         204,360
   General insurance expenses                                       137,172         112,002         115,864
   Taxes, licenses and fees                                          37,950          27,379          28,408
   Net transfers to separate accounts                               140,883          86,791             511
   Modco reinsurance premium paid                                   173,147               -               -
   Other expenses                                                    52,017          67,179          68,010
                                                              ------------------------------------------------
                                                                                              ----------------
                                                                    697,602         466,413         417,153
                                                              ------------------------------------------------
                                                                                              ----------------
Total benefits and expenses                                       1,360,779       1,012,138       1,193,827
                                                              ------------------------------------------------
                                                                                              ----------------
Gain from operations before dividends to policyholders,             166,797         111,644          61,589
   federal income tax expense and  net realized capital gains on investments
Dividends to policyholders                                            1,955           2,116           2,194
                                                              ------------------------------------------------
Gain from operations before federal income tax expense and
   net realized capital gains on investments                        164,842         109,528          59,395
Federal income tax expense (benefit)                                 77,825          15,103          (4,749)
                                                              ------------------------------------------------
                                                                                              ----------------
Gain from operations before net realized capital gains on            87,017          94,425          64,144
   investments
Net realized capital gains on investments (net of related federal income taxes and amounts transferred
   to/from interest maintenance reserve)                             32,115           7,658          11,292
                                                                                              ----------------
                                                              ------------------------------------------------
Net income                                                       $  119,132      $  102,083      $   75,436
                                                              ================================================
See accompanying notes.



                   Life Investors Insurance Company of America

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in Thousands)

                                                  Common    Preferred   Surplus    Paid-in   Unassigned      Total
                                                                                               Surplus    Capital and
                                                   Stock      Stock      Notes     Surplus    (Deficit)     Surplus
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at January 1, 2005                         $ 1,250                       $ 378,726    $  75,035     $ 606,261
    As originally presented:
    Life Investors Insurance Company of
         America                                              $ 1,250 $   150,000
     Academy Life Insurance Company                  2,500          -          -     36,891      13,844        53,235
     Merger adjustment                              (2,064)         -          -      2,064           -             -
                                                -----------------------------------------------------------------------
Balance at January 1, 2005, as restated              1,686      1,250     150,000  417,681       88,879       659,496
   Net income                                            -          -          -          -      75,436        75,436
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -       1,050         1,050
   Change in non-admitted assets                         -          -          -          -      11,027        11,027
   Change in asset valuation reserve                     -          -          -          -     (21,831)      (21,831)
   Change in surplus in separate accounts                -          -          -          -           2             2
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -      (1,576)       (1,576)
   Dividends to stockholder                              -          -          -    (60,000)    (70,000)     (130,000)
   Change in reserve on account of change in
     valuation basis                                     -          -          -          -       6,999         6,999
   Change in deferred income tax asset                   -          -          - -              (37,138)      (37,138)
   Reinsurance transactions                              -          -          -          -        (739)          (739)
   Contributed surplus related to stock
     appreciation rights plans of indirect                          -          -      5,328
     parent                                              -                                            -         5,328
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at December 31, 2005, as restated            1,686      1,250    150,000   363,009       52,109       568,054
   Change in accounting principal                        -          -          -          -      (6,127)       (6,127)
   Net income                                            -          -          -          -     102,083       102,083
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -    (232,877)     (232,877)
    Change in net unrealized foreign capital
        gains/losses, net of tax                         -          -          -          -       1,126         1,126
   Change in non-admitted assets, as restated            -          -          -          -    (227,559)     (227,559)
   Change in asset valuation reserve                     -          -          -          -      52,355        52,355
   Change in surplus in separate accounts                -          -          -          -          (3)           (3)
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -        (714)         (714)
   Capital contribution                                  -          -          -    145,000           -     145,000
   Change in deferred income tax asset, as
     restated                                            -          -          -          -     230,917       230,917
   Reinsurance transactions                              -          -          -          -        (463)         (463)
   Tax benefit on stock options exercised                -          -          -          9           -             9
   Contributed surplus related to stock
     appreciation rights plans of indirect
     parent                                              -          -          -      2,091           -         2,091
                                                -----------------------------------------------------------------------
                                                -----------------------------------------------------------------------
Balance at December 31, 2006                       $ 1,686   $  1,250   $150,000 $ 510,109    $ (29,153)    $ 633,892






                   Life Investors Insurance Company of America

                    Statements of Changes in Capital and Surplus - Statutory Basis (continued)
                             (Dollars in Thousands)


                                                ----------------------------------------------------------------------
                                                                                             Unassigned     Total
                                                  Common    Preferred   Surplus    Paid-in    Surplus    Capital and
                                                   Stock      Stock      Notes     Surplus   (Deficit)     Surplus
                                                ----------------------------------------------------------------------
Balance at December 31, 2006                       $ 1,686    $ 1,250   $150,000 $510,109     $ (29,153)   $ 633,892
   Net income                                            -          -          -          -     119,132      119,132
   Change in net unrealized capital
     gains/losses, net of tax                            -          -          -          -      57,022       57,022
   Change in net unrealized foreign capital
     gains/losses, net of tax                            -          -          -          -       9,386        9,386
   Change in non-admitted assets                         -          -          -          -      18,496       18,496
   Change in asset valuation reserve                     -          -          -          -     (72,500)     (72,500)
   Change in liability for reinsurance
     in unauthorized companies                           -          -          -          -         330          330
   Dividends to stockholders                             -          -          -          -    (130,000)    (130,000)
   Change in reserve on account of change in
     valuation basis                                     -          -          -          -      (2,179)      (2,179)
                                                                    -          -

   Return of capital                                     -                         (270,000)       -       (270,000)
   Change in deferred income tax asset                   -          -          -          -      (3,231)      (3,231)
   Reinsurance transactions                              -          -          -          -      66,228       66,228
   Tax benefit on stock options exercised                -          -          -         21           -           21
   Return of capital related to stock
     appreciation rights plans of indirect
     parent                                              -          -          -     (4,123)          -       (4,123)
                                                ----------------------------------------------------------------------
Balance at December 31, 2007                       $ 1,686    $ 1,250 $ 150,000  $236,007     $  33,531   $  422,474
                                                ======================================================================

See accompanying notes.



                   Life Investors Insurance Company of America

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                 2007           2006            2005
                                                            -----------------------------------------------

Operating activities
Premiums collected, net of reinsurance                       $    659,181  $     660,773   $     759,279
Net investment income                                             554,244        580,061         625,613
Miscellaneous income (expense)                                    420,610        (66,367)       (101,445)
Benefit and loss related payments                                (981,693)    (1,187,274)     (1,152,969)
Net transfers to separate, segregated accounts and
   protected cell amounts                                        (134,199)       (90,309)         (1,121)
Commissions, expenses paid and aggregate write-ins for
   deductions                                                    (542,288)      (384,777)       (411,404)
Dividends paid to policyholders                                    (2,036)        (2,114)         (2,273)
Federal and foreign income taxes (paid) recovered                 (74,553)         7,068          (7,959)
                                                            -----------------------------------------------
Net cash used in operating activities                            (100,734)      (482,939)       (292,279)

Investing activities
Proceeds from investments sold, matured or repaid:
   Bonds                                                        3,876,177      4,196,395       4,988,857
   Stocks                                                          68,854         39,924          45,964
   Mortgage loans                                                 200,829        276,566         413,570
   Real estate                                                      4,073         11,663          10,371
   Other invested assets                                          175,211         31,652          48,626
   Miscellaneous proceeds                                          20,329         45,471          15,367
                                                            -----------------------------------------------
Total investment proceeds                                       4,345,473      4,601,671       5,522,755

Cost of investments acquired:
   Bonds                                                       (3,473,487)    (3,537,494)     (4,611,376)
   Stocks                                                         (69,781)      (155,885)        (18,546)
   Mortgage loans                                                (207,619)      (160,679)        (97,004)
   Real estate                                                     (6,631)       (11,598)        (30,951)
   Other invested assets                                          (33,571)      (240,139)        (83,653)
   Miscellaneous applications                                     (69,206)           (53)       (143,350)
                                                            -----------------------------------------------
Total cost of investments acquired                             (3,860,295)    (4,105,848)     (4,984,880)
Net increase in policy loans                                       (3,400)        (1,313)         (1,341)
                                                            -----------------------------------------------
Net cost of investments acquired                               (3,863,695)    (4,107,161)     (4,986,221)
                                                            -----------------------------------------------
Net cash provided by investing activities                         481,778        494,510         536,534




                   Life Investors Insurance Company of America

              Statements of Cash Flow - Statutory Basis (continued)
                             (Dollars in Thousands)

                                                                       Year Ended December 31
                                                                 2007           2006            2005
                                                            -----------------------------------------------

Financing and miscellaneous activities
Borrowed funds (repaid) received                             $    (21,685) $      19,799   $     (55,114)
Net withdrawals on deposit-type contracts and other
   liabilities                                                    (15,527)       (13,249)        (13,267)
Dividends and return of capital to stockholders                  (400,000)             -        (130,000)
Capital contribution                                                    -        145,000               -
Other cash (applied) provided                                     (79,663)         1,512           7,156
                                                            -----------------------------------------------
Net cash (used in) provided by financing and miscellaneous
   activities                                                    (516,875)       153,062        (191,225)
                                                            -----------------------------------------------

Net (decrease) increase in cash, cash equivalents and
   short-term investments                                        (135,831)       164,633          53,030

Cash, cash equivalents and short-term investments:
   Beginning of year                                              293,005        128,372          75,342
                                                            -------------------------------
                                                                           --------------------------------
   End of year                                               $    157,174  $     293,005   $     128,372
                                                            ===============================================

See accompanying notes.

                   Life Investors Insurance Company of America

                 Notes to Financial Statements - Statutory Basis
                (Dollars in Thousands, Except per Share Amounts)

                                December 31, 2007

1. Organization and Summary of Significant Accounting Policies

Organization

Life Investors Insurance Company of America (the Company) is a stock life insurance company and is a wholly-owned subsidiary of AEGON USA, Inc. (AEGON). AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

On July 1, 2006, the Company completed a merger with Academy Life Insurance Company (ALIC), which was a wholly-owned subsidiary of an affiliate, Commonwealth General Corporation (Commonwealth). The merger was accounted for in accordance with Statement of Statutory Accounting Principles (SSAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the merger were combined and the recorded assets, liabilities and surplus of ALIC were carried forward to the merged company. ALIC's outstanding common shares were wholly-owned by Academy Insurance Group as of December 31, 2005. Prior to the merger, several transactions took place which resulted in AEGON owning all of the outstanding common shares of ALIC. As a result of the merger, the Company issued an additional 175,770 shares of common stock to AEGON.

Summarized financial information for the Company and ALIC restated for periods prior to the merger are as follows:

                                                            Six Months Ended
                                                                                     Year Ended
                                                                 June 30             December 31
                                                                   2006                 2005
                                                           ------------------------------------------
                                                                       Unaudited
                     Revenues:
                       Company                               $       529,226      $     1,197,933
                       ALIC                                           29,094               57,483
                                                           ------------------------------------------
                                                           ------------------------------------------
                     As restated                             $       558,320            1,255,416
                                                           ==========================================
                                                           ==========================================

                     Net income:
                       Company                               $        54,545      $        64,395
                       ALIC                                            6,257               11,041
                                                           ------------------------------------------
                                                           ------------------------------------------
                     As restated                             $        60,802      $        75,436
                                                           ==========================================





                   Life Investors Insurance Company of America

           Notes to Financial Statements - Statutory Basis (continued)
                (Dollars in Thousands, Except per Share Amounts)

1. Organization and Summary of Significant Accounting Policies (continued)

                                                                 June 30             December 31
                                                                    2006                  2005
                                                          --------------------------------------------
                                                          --------------------------------------------
                                                                       Unaudited
                     Assets:
                       Company                              $     9,869,509        $   10,194,151
                       ALIC                                         478,023               473,200
                                                          --------------------------------------------
                     As restated                                $10,347,532        $   10,667,351
                                                          ============================================
                                                          ============================================

                     Liabilities:
                       Company                              $     9,300,046        $    9,689,041
                       ALIC                                         408,695               410,256
                                                          --------------------------------------------
                     As restated                            $     9,708,741        $   10,099,297
                                                          ============================================
                                                          ============================================

                     Capital and surplus:
                       Company                              $       569,463        $      505,110
                       ALIC                                          69,328                62,944
                                                          --------------------------------------------
                     As restated                            $       638,791        $      568,054
                                                          ============================================

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies. The Company is licensed in 49 states, the District of Columbia, Puerto Rico and Canada. Sales of the Company's products are primarily through the general agency system.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

   Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.

   All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.

   Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the related net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value and the change in fair value for cash flow hedges is credited or charged directly to a separate component of capital and surplus rather than to income as required for fair value hedges.

   Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with changes in fair value reported in income.

   Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

   Valuation allowances for mortgage loans are established, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

   The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

   Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan. That net deferral is reported as the "interest maintenance reserve" (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

   The "asset valuation reserve" (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

   Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

   Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

   Non-admitted Assets: Certain assets designated as "non-admitted", principally deferred income tax assets and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that those assets are not impaired.

   Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies, premiums received and benefits paid would be recorded directly to the reserve liability.

   Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

   Reinsurance: Any reinsurance balance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

   Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

   Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

   Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are non-admitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years and a valuation allowance is established for deferred income tax assets not realizable.

   Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

   Surplus Notes: Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

   Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office
(SVO) of the NAIC has ascribed a designation of an NAIC 6, are reported at amortized cost using the interest method.


1. Organization and Summary of Significant Accounting Policies (continued)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments, except for those with an NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except principal-only and interest-only securities, which are valued using the prospective method.

Redeemable preferred stocks that have the characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value. Non-redeemable preferred stock are reported at fair value or lower of cost or fair value as determined by the SVO and related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies and mutual funds are carried at fair value as determined by the SVO and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes. Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity and the net unrealized capital gains (losses) are reported in unassigned surplus.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other than temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

Policy loans are reported at unpaid principal balances and other "admitted assets" are valued principally at cost.

The Company has minor ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying GAAP equity of the investee. The Company recognized an impairment write-down of $4,556, $992 and $6,777 related to its investments in various partnerships during the year ending December 31, 2007, 2006 and 2005, respectively.

Investments in Low Income Housing Tax Credits (LIHTC) Properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 2006, the Company excluded investment income due and accrued of $132 with respect to such practices. The Company did not exclude any investment income due and accrued during 2007.

The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.

For dollar reverse repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that are designated in hedging relationships and meet hedge accounting rules are carried in a manner consistent with the hedged item, generally amortized cost, in the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Futures are marked to market on a daily basis and a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

A replication transaction is a derivative transaction, generally a credit default swap, entered into in conjunction with a cash instrument that is used to reproduce the investment characteristics of an otherwise permissible investment. For replication transactions, a premium is received by the Company on a periodic basis and recognized in investment income as earned. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss. The Company complies with the specific rules established in AVR for replication transactions.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

1. Organization and Summary of Significant Accounting Policies (continued)

The accrual of income for forward-starting interest rate swaps begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

For forecasted hedge transactions, the deferred gain (loss) is recognized in income as the purchased asset affects income. If the derivative is no longer effective at achieving the desired risk management objective or if the forecasted transaction is no longer probable, hedge accounting will cease and the forward-starting swap will be marked to fair value through unassigned surplus.

The carrying value of derivative instruments is reflected in either the other invested assets or the other liabilities line within the balance sheet, depending upon the net balance of the derivatives as of the end of the reporting period. As of December 31, 2007 and 2006, derivatives in the amount of $654 and $940, respectively, were reflected in the other liabilities line within the financial statements.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and revenues are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company's divisional actuaries using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2007 and 2006 was $11,348 and $10,631, respectively.

The Company incurred $5,002 and paid $4,286 of claim adjustment expenses during 2007, of which $1,718 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the provision for insured events of prior years.
1. Organization and Summary of Significant Accounting Policies (continued)

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

The Company waives deduction of deferred fractional premiums upon death and refunds portions of premiums unearned beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. The Company returns any portion of the final premium beyond the date of death.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. On funds not involving life contingencies, tabular interest is equal to the actual interest earned and/or credited to the account, or where the reserve is equal to the present value of future benefits, the interest on the mean reserve for the year implied by the valuation rate of interest.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner's Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2 to 6 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

During 2005, the Company changed the valuation method on a block of group life insurance from using the 1958 Commissioners Standard Ordinary Mortality and American Experience Tables to be on an unearned premium reserve methodology. This caused a decrease in reserves of $6,999, which was credited directly to capital and surplus.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of inforce blocks of business are included in unassigned surplus and will be amortized into income over the estimated life of the policies. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency, and are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

Assets held in trust for purchases of variable universal life contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are reported at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholders. The Company received variable contract premiums of $133,210, $19,394 and $3,963, in 2007, 2006 and 2005, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Stock Option Plan and Stock Appreciation Rights Plans

Prior to 2002 and in 2005 through 2007, AEGON N.V. sponsored a stock option plan for eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the fair value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to unassigned surplus.

The Company's employees participate in various stock appreciation rights (SAR) plans issued by the Company's indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense related to these plans for the Company's employees has been charged to the Company, with an offsetting amount credited to paid-in surplus. The Company recorded (income) expense of $(4,958), $1,506 and $5,328 for the years ended December 31, 2007, 2006 and
2005, respectively. In addition, the Company recorded an adjustment to paid-in surplus for the income tax effect related to these plans over and above the amount reflected in the statement of operations in the amount of $856 and $593 for years ended December 31, 2007 and 2006, respectively. There was no recorded adjustment to paid-in surplus for the income tax effect related to these plans for the year ended December 31, 2005.

Reclassifications

Certain reclassifications have been made to the 2005 and 2006 financial statements to conform to the 2007 presentation.

2. Prescribed and Permitted Statutory Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed by the Insurance Division, Department of Commerce, of the State of Iowa. The Iowa Insurance Division recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under Iowa Insurance Law.

The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits with respect to secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61 - Life, Deposit-Type and Accident and Health Reinsurance (SSAP No. 61) and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

                                                 2007                   2006                     2005
                                        ------------------------------------------------------------------------

Net income, State of Iowa basis            $         119,132     $           102,083      $            75,436
State prescribed practice for secondary
   guarantee reinsurance                                   -                       -                        -
                                        ------------------------------------------------------------------------
Net income, NAIC SAP                       $         119,132     $           102,083      $            75,436
                                        ========================================================================

Statutory surplus, State of Iowa basis     $         422,474     $           633,892      $           568,054
State prescribed practice for secondary
   guarantee reinsurance                            (104,706)                      -                        -
                                        ------------------------------------------------------------------------
Statutory surplus, NAIC SAP                $         317,768     $           633,892      $           568,054
                                        ========================================================================




3. Accounting Changes

Effective January 1, 2006, the Company adopted SSAP No. 93, Accounting for Low Income Housing Tax Credit Property Investments. This statement established statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (LIHTC) properties. SSAP No. 93 states that LIHTC investments shall be initially recorded at cost and amortized based on the proportion of tax benefits received in the current year to the total estimated tax benefits to be allocated to the investor. Prior to 2006, the Company's investments in LIHTC investments were reported in accordance with SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies and SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities and carried at audited GAAP equity. The cumulative effect is the difference between the audited GAAP equity amount at December 31, 2005 and the amortized cost assuming the new accounting principles had been applied retroactively for prior periods. As a result of the change, the Company reported a cumulative effect of a change of accounting principle that reduced unassigned surplus by $6,127 at January 1, 2006.

Effective January 1, 2005, the Company adopted SSAP No. 88. According to SSAP No. 88, noninsurance subsidiaries are carried at audited GAAP equity. Prior to 2005, the Company's investments in noninsurance subsidiaries were reported in accordance with SSAP No. 46, Investments in Subsidiary, Controlled and Affiliated entities, and carried at statutory equity. The cumulative effect is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principles had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned funds (surplus) as of January 1, 2005.

Effective January 1, 2005, the Company adopted SSAP No. 91, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SSAP No. 91 addresses, among other things, the criteria that must be met in order to account for certain asset transfers as sales rather than collateralized borrowings. Transfers impacted by SSAP No. 91 that the Company engages in include securities lending, repurchase and reverse repurchase agreements and dollar reverse repurchase agreements. In accordance with SSAP No. 91, if specific criteria are met, reverse repurchase agreements and dollar reverse repurchase agreements are accounted for as collateralized borrowings, and repurchase agreements are accounted for as collateralized lending. The cumulative effect of the adoption of this SSAP is the difference between the amount of capital and surplus that would have been reported on January 1, 2005 if the new accounting principle had been applied retroactively for prior periods. This change of accounting principle had no impact on unassigned surplus as of January 1, 2005.


4. Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash, Cash Equivalents and Short-term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third party organizations, where available.

   For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments. For equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.

   Mortgage Loans on Real Estate and Policy Loans: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying amount.

   Interest Rate and Credit Default Swaps: Estimated fair value of interest rate and credit default swaps are based upon the pricing differential for similar swap agreements.

   Separate Account Assets and Liabilities: The fair value of separate account assets and liabilities are based on quoted market prices.

   Investment Contracts: Fair values for the Company's liabilities under investment-type insurance contracts with defined maturities are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.




4. Fair Values of Financial Instruments (continued)

   Surplus Notes and Borrowed Money: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   Receivable for Securities and Payable for Securities: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair value.

Fair values for the Company's insurance contracts other than investment-type contracts (including separate accounts universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

The following sets forth a comparison of the fair values and carrying amounts of the Company's unaffiliated financial instruments:

                                                                    December 31
                                                      2007                              2006
                                         -------------------------------- ---------------------------------
                                         Carrying Amount   Fair Value     Carrying Amount    Fair Value
                                         -------------------------------- ---------------------------------
                                         -------------------------------- ---------------------------------
   Admitted assets
   Cash, cash equivalents and
     short-term investments                 $   103,874     $   103,874      $   293,005     $   293,005
   Bonds                                      6,976,787       6,945,592        7,364,292       7,405,587
   Preferred stocks                             145,648         137,371          150,937         161,712
   Common stocks, other than affiliates           4,894           4,894           10,567          10,567
   Mortgage loans on real estate              1,080,994       1,116,019        1,074,000       1,126,078
   Policy loans                                 207,383         207,383          203,983         203,983
   Interest rate swaps                             (654)        152,009              940         119,563
   Credit default swaps                               -              14                -              74
   Separate account assets                      505,065         505,065          186,704         186,704

   Liabilities
   Investment contract liabilities            3,085,226       3,075,552        3,532,781       3,523,668
   Borrowed money                                     -               -           21,790          21,790
   Surplus notes                                150,000         150,000          150,000         150,000







5. Investments

At December 31, 2007 and 2006, investments in common stock affiliated entities were as follows:

                                                            2007                          2006
                                                ----------------------------- -----------------------------
                                                                 Carrying                      Carrying
                      Affiliate                      Cost         Amount           Cost         Amount
   -------------------------------------------------------------------------- -----------------------------

   Common:
      LIICA Re II, Inc.                           $  80,000       $     -        $ 80,000       $     -
      Life Investors Alliance LLC                    13,250             -          13,250             -
      Garnet Assurance Corp.                              1             -               1             -
      Real Estate Alternatives Portfolio 3A           6,262         7,488           4,294         4,911
                                                ----------------------------- -----------------------------
                                                  $  99,513       $ 7,488        $ 97,545       $ 4,911
                                                ============================= =============================

The Company made an investment of $172,000 in LIICA Holdings, LLC, a wholly-owned subsidiary, on December 27, 2006. This investment is considered an other invested asset on the balance sheet and was carried at no value as of December 31, 2007 and 2006.

The carrying amounts and estimated fair values of investments in bonds and preferred stocks were as follows:

                                          Carrying        Gross          Gross         Gross     Estimated Fair
                                                       Unrealized     Unrealized     Unrealized
                                                          Gains        Losses 12    Losses Less
                                           Amount                   Months or More Than 12 Months     Value
                                       --------------------------------------------------------------------------
                                       --------------------------------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and
       agencies                           $   192,415   $    6,604     $      57      $      36     $   198,926
     State, municipal and other
       government                             130,847        7,556         5,600            732         132,071
     Public utilities                         555,176       11,383         3,824          1,721         561,014
     Industrial and miscellaneous           4,197,784       85,266        33,426         49,907       4,199,717
     Mortgage and other asset-backed
       securities                           1,900,565       13,319        18,973         41,047       1,853,864
                                       --------------------------------------------------------------------------
                                            6,976,787      124,128        61,880         93,443       6,945,592
   Preferred stocks                           145,648        1,585           772          9,090         137,371
                                       --------------------------------------------------------------------------
                                          $ 7,122,435   $  125,713     $  62,652      $ 102,533     $ 7,082,963
                                       ==========================================================================
                                       ==========================================================================





5. Investments (continued)

                                                          Gross          Gross         Gross
                                                       Unrealized     Unrealized     Unrealized
                                          Carrying        Gains        Losses 12    Losses Less  Estimated Fair
                                           Amount                   Months or More Than 12 Months     Value
                                       --------------------------------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and
       agencies                           $   415,384   $    4,075     $   4,363      $   1,495     $   413,601
     State, municipal and other
       government                             128,442       10,529         6,093            824         132,054
     Public utilities                         560,025       12,838         5,892            988         565,983
     Industrial and miscellaneous           4,176,381      102,001        46,532         11,864       4,219,986
     Mortgage and other asset-backed
       securities                           2,084,060       11,794        18,974          2,917       2,073,963
                                       --------------------------------------------------------------------------
                                       --------------------------------------------------------------------------
                                            7,364,292      141,237        81,854         18,088       7,405,587
   Preferred stocks                           150,937       11,684           605            304         161,712
                                       --------------------------------------------------------------------------
                                          $ 7,515,229   $  152,921     $  82,459      $  18,392     $7,567,299
                                       ==========================================================================

The Company held bonds at December 31, 2007 with a carrying amount of $14,234 and amortized cost of $14,296 that have an NAIC rating of 6 and which are not considered to be other than temporarily impaired. These bonds are carried at the lower of amortized cost or fair value, and any write-down to fair value has been recorded directly to unassigned surplus.

At December 31, 2007 and 2006, respectively, for securities that have been in a continuous unrealized loss position for greater than or equal to twelve months, the Company held 453 and 665 securities with a carrying amount of $1,694,224 and $2,591,365 and an unrealized loss of $62,652 and $82,459 with an average price of 96.3 and 96.8 (NAIC market value/amortized cost). Of this portfolio, 94.6% and 94.0% were investment grade with associated unrealized losses of $52,508 and $68,874, respectively.

At December 31, 2007 and 2006, respectively, for securities in an unrealized loss position less than twelve months, the Company held 551 and 425 securities with a carrying amount of $1,975,479 and $1,715,245 and an unrealized loss of $102,533 and $18,392 with an average price of 94.8 and 98.9. (NAIC market value/amortized cost). Of this portfolio, 86.4% and 92.5% were investment grade with associated unrealized losses of $85,908 and $14,417, respectively.





5. Investments (continued)

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. Securities in unrealized loss positions that are considered other than temporary are written down to fair value. The Company considers relevant facts and circumstances in evaluating whether the impairment is other than temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in affect at the date of acquisition; and (2) the Company's decision to sell a security prior to its maturity at an amount below its carrying amount. Additionally, financial condition, near term prospects of the issuer, nationally recognized credit rating changes and cash from trends and underlying levels of collateral (for asset-backed securities only) are monitored. The Company will record a charge to the statement of operations to the extent that these securities are subsequently determined to be other than temporarily impaired.

At December 31, 2007, the Company's banking sub-sector portfolio reported $14,705 in unrealized losses and had a carrying value of $366,373. The absolute exposure to the banking sector is significant, but the Company's securities in this sector are generally highly rated. Because of the banking sector's size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 94%. While the sector has some exposure to the sub prime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

At December 31, 2007, the Company's basic industry sector portfolio reported $9,011 in unrealized losses and had a carrying value of $134,055. While the performance of some of the individual credits and sub-sectors was somewhat below expectations, overall valuations remain largely stable. Since the securities in an unrealized loss position are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.








5. Investments (continued)

At December 31, 2007 the consumer cyclical sector portfolio reported $9,391 in unrealized losses and had a carrying value of $207,221. The consumer cyclical sub-sector covers a range of industries including autos, home construction, lodging, media and retailers. These industries include some of the largest credit issuers in the market. As a result, the Company's exposure is large. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which has led to credit deterioration. The more significant of these sub-sectors from an unrealized loss perspective are retailers, automotive and home construction.
Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

At December 31, 2007, the Company's non-captive finance sub-sector portfolio reported $14,391 in unrealized losses and had a carrying value of $175,462. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit-related concerns. The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2007.

Sub-prime mortgages are loans to homebuyers who have weak or impaired credit histories, are loans that are non-conforming or are loans that are second in priority. The Company's businesses in the United States do not sell or buy sub-prime mortgages directly. The Company's position is related to asset-backed securities (ABS). These securities are pools of mortgages that have been securitized and offered to investors as asset-backed securities, where the mortgages are collateral. Most of the underlying mortgages within the pool have FICO scores below 660. Therefore, the ABS has been classified by the Company as a sub-prime mortgage position. Also included in the Company's total sub-prime mortgage position are ABS with second lien mortgages as collateral. The second lien mortgages may not necessarily have sub-prime FICO scores; however, the Company has included these ABS in its sub-prime position as they are the second priority in terms of repayment. The Company does not have any "direct" residential mortgages to sub-prime borrowers outside of the ABS structures.


5. Investments (continued)

The Company considers ABS in an unrealized loss position for impairment when there has been an adverse change in estimated cash flows from the cash flows previously projected at purchase, which is in accordance with SSAP No. 43, Loan-backed and Structured Securities. The Company did not impair any of its sub-prime mortgage positions in 2007 or 2006.

The following table provides the actual cost, carrying amount and fair value by asset class of the Company's sub-prime mortgage position at December 31, 2007:

                                                   Actual Cost         Carrying Amount          Fair Value
                                                ------------------ ------------------------- -----------------
                                                ------------------ ------------------------- -----------------
Residential Mortgage Backed Securities
                                                        $ 350,063                $349,915         $ 324,369
Collateralized Debt Obligations                               800                     800               800
                                                ------------------ ------------------------- -----------------
                                                ------------------ ------------------------- -----------------
                                                        $ 350,863                $350,715         $ 325,169
                                                ================== ========================= =================

At December 31, 2007, the Company's commercial mortgage backed securities portfolio had a carrying amount of $378,741 and reported $14,072 in unrealized losses. The fundamentals of the commercial mortgage backed securities market are, on average, strong but are starting to show some signs of deterioration in some markets. The lending market remains virtually frozen as lenders continue to tighten their lending standards. A lack of liquidity in the market combined with a broad re-pricing of risk has led to increased credit spreads across the credit classes. The introduction of the 20% and 30% credit enhanced super senior AAA classes provides an offset to these negative fundamentals. Of the total commercial mortgage backed securities, $104,989 of carrying amount and $4,698 of unrealized losses are attributable to Lehman Brothers and UBS origination platform ("LBUBS") deal shelf, which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of the LBUBS holdings and not due to credit related concerns. The Company believes that the underlying investments are well underwritten and have performed relatively better than other comparable commercial mortgage backed securities structures. The unrealized loss on LBUBS is not credit driven, but rather a reflection of the move in interest rates and credit spreads relative to where these deals were originally priced. As the unrealized losses on the Company's commercial mortgage-backed securities are attributable to credit spread widening and not fundamental credit problems with the issuer or collateral, the Company does not consider the underlying investments to be impaired as of December 31, 2007.



5. Investments (continued)

The estimated fair value of bonds and preferred stocks with gross unrealized losses at December 31, 2007 and 2006 were as follows:
                                                                                      Total
                                                    Losses 12      Losses Less
                                                  Months or More  Than 12 Months
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2007
   Bonds:
     United States Government and agencies         $     13,693    $      2,758    $     16,451
     State, municipal and other government               27,187          19,773          46,960
     Public utilities                                   115,911         105,539         221,450
     Industrial and miscellaneous                       904,577       1,092,515       1,997,092
     Mortgage and other asset-backed securities         555,767         564,429       1,120,196
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      1,617,135       1,785,014       3,402,149
    Preferred stocks                                     14,437          87,932         102,369
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                   $  1,631,572    $  1,872,946    $  3,504,518
                                                 =================================================

                                                                                      Total
                                                    Losses 12      Losses Less
                                                  Months or More  Than 12 Months
                                                 -------------------------------------------------
                                                 -------------------------------------------------
   December 31, 2006
   Bonds:
     United States Government and agencies          $   181,966    $    110,632    $    292,598
     State, municipal and other government               14,450          15,866          30,316
     Public utilities                                   184,153          94,784         278,937
     Industrial and miscellaneous                     1,373,657         862,374       2,236,031
     Mortgage and other asset-backed securities         730,370         584,755       1,315,125
                                                 -------------------------------------------------
                                                 -------------------------------------------------
                                                      2,484,596       1,668,411       4,153,007
    Preferred stocks                                     24,310          28,443          52,753
                                                 -------------------------------------------------
                                                   $  2,508,906    $  1,696,854    $  4,205,760
                                                 =================================================





5. Investments (continued)

The carrying amounts and estimated fair values of bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                           Carrying         Estimated
                                                                            Amount          Fair Value
                                                                       ------------------------------------
                                                                       ------------------------------------

   Due in one year or less                                               $     325,213     $   323,307
   Due one through five years                                                2,090,814         2,103,521
   Due five through ten years                                                1,451,636         1,442,254
   Due after ten years                                                       1,208,559         1,222,646
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                             5,076,222         5,091,728
   Mortgage and other asset-backed securities                                1,900,565         1,853,864
                                                                       ------------------------------------
                                                                       ------------------------------------
                                                                         $   6,976,787     $6,945,592
                                                                       ====================================

A detail of net investment income is presented below:

                                                                    Year Ended December 31
                                                            2007              2006             2005
                                                      -----------------------------------------------------
   Income:
      Bonds                                                 $421,409          $443,351         $468,191
      Preferred stock                                          9,520             9,852            1,770
      Common stock                                               226               105              217
      Mortgage loans on real estate                           83,326            88,032          117,527
      Real estate                                             17,529            16,469           13,504
      Policy loans                                            13,097            12,363           12,358
      Derivatives                                                847               722             (787)
      Cash, cash equivalents and
short-term                                                    11,659             3,904            1,733
         investments
      Other                                                      651            (6,048)           7,417
                                                      -----------------------------------------------------
                                                                                         ------------------
   Gross investment income                                   558,264           568,750          621,930

   Less investment expenses                                  (38,311)          (42,593)         (42,175)
                                                                                         ------------------
                                                      -----------------------------------------------------
   Net investment income                                    $519,953          $526,157         $579,755
                                                      =====================================================



5. Investments (continued)

Proceeds from sales and maturities of bonds and preferred stocks and related gross realized gains and losses were as follows:

                                                                    Year Ended December 31
                                                            2007              2006             2005
                                                      -----------------------------------------------------

   Proceeds                                             $   3,936,559     $   4,326,042    $   5,007,229
                                                      =====================================================
                                                                                         ==================

   Gross realized gains                                 $      48,457     $      22,450    $      46,917
   Gross realized losses                                      (35,826)          (64,595)         (46,830)
                                                      -----------------------------------------------------
   Net realized gains (losses)                          $      12,631     $     (42,145)   $          87
                                                      =====================================================

Gross realized losses for the years ended December 31, 2007, 2006 and 2005 include $3,302, $3,454 and $11,823, respectively, related to losses recognized on other than temporary declines in fair values of debt securities.

Gross unrealized gains and gross unrealized losses on unaffiliated common stocks are as follows:

                                                                                     December 31
                                                                                 2007           2006
                                                                            -------------------------------
                                                                            -------------------------------

   Unrealized gains                                                               $2,609         $3,295
   Unrealized losses                                                                 (67)            (1)
                                                                            -------------------------------
                                                                            -------------------------------
   Net unrealized gains                                                           $2,542         $3,294
                                                                            ===============================

The changes in net unrealized capital gains (losses) on investments were as follows:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                                 $    20,012       $     4,079      $       170
   Common stocks                                                (143)          (78,708)          (2,606)
   Other invested assets                                      52,545          (150,876)          (7,882)
                                                     ------------------------------------------------------
   Change in unrealized capital gains (losses)           $    72,414       $  (225,505)     $   (10,318)
                                                     ======================================================




5. Investments (continued)

At December 31, 2007, investments with an aggregate carrying amount of $7,951 were on deposit with certain state regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such state regulatory authorities, as required by statute.

Net realized capital gains (losses) on investments are summarized below:

                                                                    Year Ended December 31
                                                            2007             2006              2005
                                                     ------------------------------------------------------

   Bonds                                                    $ 11,746          $(42,251)     $       (34)
   Preferred stocks                                              885               106              121
   Common stocks                                              (9,589)           (2,057)           3,316
   Mortgage loans on real estate                                   -                 3            8,670
   Real estate                                                    70             4,138            4,867
   Cash, cash equivalents and short-term investments          (2,208)                -            1,048
   Derivatives                                                    69             4,421             (390)
   Other invested assets                                      38,885            16,001           20,631
                                                     ------------------------------------------------------
                                                                                        -------------------
                                                              39,858           (19,639)          38,229

   Tax effect                                                  3,962             6,042          (13,033)
   Transfer to (from) interest maintenance reserve             3,781            21,255          (13,904)
                                                                                        -------------------
                                                     ------------------------------------------------------
   Net realized capital gains on investments                $ 32,115         $   7,658      $    11,292
                                                     ======================================================

The maximum and minimum lending rates for commercial mortgages during 2007 were 6.78% and 5.86%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 80%. There were no mortgage loans that were non-income producing for the 180 day period prior to December 31, 2007. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.


No loans were foreclosed or acquired by deed and transferred to real estate during 2007 or 2006. There were no impaired mortgage loans held as of December
31, 2007 and 2006. At December 31, 2007 and 2006, the Company held a mortgage loan loss reserve in the AVR of $63,871 and $35,494, respectively. At December
31, 2007 and 2006, the mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                Geographic Distribution                            Property Type Distribution
                                      December 31                                         December 31
                                    2007      2006                                      2007      2006
                                  --------------------                                --------------------

   Pacific                            32%      30%     Industrial                         29%      27%
   South Atlantic                     21       22      Office                             27       27
   Mountain                           12       14      Retail                             19       19
   E. North Central                   10       12      Apartment                          14       15
   Middle Atlantic                    10        5      Other                               6        6
   W. South Central                    5        7      Agriculture                         5        6
   E. South Central                    4        5
   W. North Central                    4        3
   New England                         2        2

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The company recognized interest income on impaired loans of $297 for the year ended December 31, 2005. Interest income in the amount of $340 was recognized on a cash basis for the year ended December 31, 2005. There was no interest income on impaired loans recognized nor was there any interest income recognized on a cash basis for the year ended December 31, 2007 or 2006.

At December 31, 2006 and 2005, the Company had recorded investments in restructured securities of $11,031 and $2,024. The capital gains taken as a direct result of the restructures in 2006 were $4,803. There were no capital gains taken as a direct result of the restructures in 2005. The Company has often impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved. The Company did not record any investments in restructured securities at December 31, 2007.


5. Investments (continued)

At December 31, 2007, 2006 and 2005, the Company had no loans for which impairments have been recognized in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2007, 2006 and 2005 related to such restructurings. There are no commitments to lend additional funds to debtors owing receivables.

The Company has an investment in Invenergy TN, LLC, a partnership which owns a 27 MW wind generating facility in Anderson County, Tennessee. This investment generates tax credits based on the amount of electricity produced from the wind turbines. Based on the project's actual performance and a revised wind study, it was determined that the investment will not perform to the levels originally expected. For the year ending December 31, 2007, an impairment of $4,556 was recorded for the Invenergy TN LLC partnership. The impairment was determined by comparing the current book value to the fair value as supplied by a third party. The fair value was determined by discounting future cash flows, expected future tax credits and income tax benefits of losses from the investment. Since the decline in fair value was determined to other than temporary, the partnership was written down to the fair value amount. For the year ending December 31, 2006, no impairment was recorded for the Invenergy TN LLC partnership.

For the year ending December 31, 2007, the Company has 14 LIHTCs. The remaining years of unexpired tax credits ranged from 4 to 12 and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from 6 to 17 years. The amount of contingent equity commitments expected to be paid during the years 2008 to 2019 is $10,566. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The Company uses interest rate swaps to reduce market risk in interest rates and to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an arrangement whereby two parties (counterparties) enter into an agreement to exchange periodic interest payments. The dollar amount the counterparties pay each other is an agreed-upon period interest rate multiplied by an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. The Company also uses cross currency swaps to reduce market risk in foreign currencies and to alter exchange exposure arising from mismatches between assets and liabilities. A notional currency exchange occurs at the beginning and end of the contract. During the life of the swap, the counterparties exchange fixed or floating interest payments in its swapped currency. All swap transactions are entered into pursuant to master agreements providing for a single net payment to be made by one counterparty at each due date.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds by combining a AAA rated security as a cash component with a credit default swap which, in effect, converts the high quality asset in a lower rated investment grade asset. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. At December 31, 2007 and 2006, the Company had replicated assets with a fair value of $8,044 and $7,987, respectively, and credit default swaps with a fair value of $14 and $74, respectively. During the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any capital losses related to replication transactions.

The Company issues products providing the customer a return based on the S&P 500 and NASDAQ 1000 indices. The Company uses S&P 500 and NASDAQ 1000 future contracts and/or options to hedge the liability option risk associated with these products. The Company recognized expense from options contracts in the amount of $15 for the year ended December 31, 2005. The Company did not recognize any expense from options contracts for the years ended December 31, 2007 or 2006.

The Company is exposed to credit related losses in the event of nonperformance by counterparties to financial instruments, but it does not expect any counterparty to fail to meet their obligations given their high credit rating of 'A' or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company's behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. As of December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a positive fair value amounted to $152,247 and $119,595, respectively. At December 31, 2007 and 2006, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $239 and $55, respectively.

At December 31, 2007 and 2006, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                    Notional Amount
                                                                            --------------------------------
                                                                            --------------------------------
                                                                                  2007            2006
                                                                            --------------------------------
                                                                            ------------------
   Derivative securities:
     Interest rate swaps - receive fixed - pay fixed                          $       5,911  $             -
     Interest rate swaps - receive fixed - pay floating                           2,453,000        1,794,000
     Interest rate swaps - receive floating - pay floating                                -            5,686
     Interest rate swaps - receive floating - pay fixed                             144,456          249,431
     Swaption - receive floating - pay fixed                                              -            2,500

The Company utilizes futures contracts to hedge against changes in market conditions. Initial margin deposits are made by cash deposits or segregation of specific securities as may be required by the exchange on which the transaction was conducted. Pursuant to the contracts, the Company agrees to receive from or pay to the broker, an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as "variation margin" and are recorded by the Company as a variation margin receivable or payable on futures contracts. During the period the futures contracts are open, daily changes in the values of the contracts are recognized as realized gains (losses) since they are effectively settled daily through the variation account. When a futures contract closes, the Company recognizes a final daily realized gain or loss which


5. Investments (continued)

effectively closes the transaction and, if any, the Company's cost basis. The Company recognized net realized gains from futures contracts in the amount of $47, $971 and $43 for the years ended December 31, 2007, 2006 and 2005, respectively.

Open futures contracts at December 31, 2007 and 2006 are as follows:

                                                                     Opening Market        Year-End
       Number of                        Contract                          Value             Market
       Contracts                          Type                                               Value
   --------------------------------------------------------------------------------------------------------

   December 31, 2007:
                                        S&P 500
          40                       March 2008 Futures                   $   14,902       $   14,772

   December 31, 2006:
                                        S&P 500
          39                       March 2007 Futures                   $   13,897       $   13,927

The Company's use of futures contracts may expose the Company to certain risks. Risks include the possibility of an illiquid market and the change in the value of the contracts may not correlate with changes in the value of the securities being hedged. Unexpected adverse price movements could cause the Company's hedging strategy to be unsuccessful and result in losses.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows for forecasted transactions is 24 years. For the year ended December 31, 2007, none of the Company's cash flow hedges have been discontinued, as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the year ended December 31, 2006, the Company recorded $(64) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss. The Company did not record anything during the year ended December 31, 2007 for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2007, 2006 or 2005 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.


6. Reinsurance

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                                   Year Ended December 31
                                                         2007               2006               2005
                                                  ---------------------------------------------------------
                                                                                        -------------------

   Direct premiums                                     $  957,263         $  858,942         $  876,065
   Reinsurance assumed - non affiliates                     3,978              3,768              4,685
   Reinsurance assumed - affiliates                        27,733             79,605             80,391
   Reinsurance ceded - non affiliates                    (143,817)          (149,834)          (164,576)
   Reinsurance ceded - affiliates                        (191,995)          (130,367)           (32,951)
                                                                                        -------------------
                                                  ---------------------------------------------------------
   Net premiums earned                                 $  653,162         $  662,114         $  763,614
                                                  =========================================================

The Company received reinsurance recoveries in the amount of $125,343, $139,648 and $144,206, during 2007, 2006 and 2005, respectively. At December 31, 2007, 2006 and 2005, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $17,734, $15,884 and $15,308, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2007, 2006 and 2005 of $602,947, $394,648 and $265,825, respectively.

During 2006, the Company entered into a reinsurance agreement with Transamerica Ireland Reinsurance (TIRI), an affiliate, to retrocede an inforce block of term life business effective January 1, 2006. The initial commission expense allowance received of $1,000 less ceded reserves of $574 resulted in an initial transaction gain of $426 pre-tax ($277 net of tax). This gain was credited directly to unassigned surplus. During both 2007 and 2006, the Company has amortized $28 into earnings related to this transaction with a corresponding charge to unassigned surplus.

On April 1, 2007 the Company entered into a recapture agreement with Veterans Life Insurance Company (VLIC), an affiliate, whereby VLIC recaptured all liabilities ceded to the Company under an October 1, 2001 modified coinsurance agreement. The recapture consideration received was $76,086 and the reserves recaptured by VLIC were $173,147. The Company paid a recapture premium of $173,147. The resulting pre-tax gain of $76,086 has been included in the Statement of Operations.

6. Reinsurance (continued)

On October 1, 2007 the Company recaptured various fixed deferred annuity plans that were ceded to Monumental Life Insurance Company (MLIC), an affiliate, under a July 1, 1990 agreement. The recapture premium received was $53,085 and the commission expense allowance paid was $384, for a net consideration received of $52,701. Reserves recaptured were $53,085. The resulting pretax loss of $384 was included in the Statement of Operations.

During 2007, the Company amended its 50% reinsurance treaty with Canadian Premier Life Insurance Company, an affiliate. The Company will reinsure up to 85% of its business effective November 1, 2007. The Company received a ceding commission of $2,910 ($1,892 net of tax). This gain was credited directly to unassigned surplus.

Effective December 31, 2007, TIRe recaptured all inforce business that was retroceded to the Company. The difference between the life and claim reserves released of $369 and $34, respectively, and the return of assets related to this business of $284 was included in the Statement of Operations. In addition, the Company entered into an agreement to recapture obligations and benefits related to certain universal life insurance contracts that were previously ceded to TIRe. The Company assumed assets of $19,047 associated with this business and paid recapture considerations of $1,250. Reserves recaptured included life reserves of $2,865 and claim reserves of $323. As a result, a pre-tax gain of $14,608 was included in the Statement of Operations. In addition, the unamortized pre-tax ceded gain held by the Company in unassigned surplus resulting from the original reinsurance transaction was released into income in the amount of $4,632 ($3,011 net of tax). Prior to this transaction, the Company had amortized $1,053, $712 and $739 on a pre-tax basis and $684, $463 and $480 on a net of tax basis into earnings for 2007, 2006 and 2005, respectively, with a corresponding charge to unassigned surplus. The Company had held collateral in the form of letters of credit.

Also effective December 31, 2007, the Company recaptured all inforce universal life business that was previously reinsured to TIRI, an affiliate. The Company paid recapture fee of $4,004 and recovered miscellaneous assets of $1,985. Life and claims reserves were recaptured in the amount of $40,482 and $120, respectively. This transaction resulted in a net pre-tax loss of $42,622 which is included in the Statement of Operations.

The Company subsequently entered into a reinsurance agreement with Transamerica Life Insurance Company (TLIC), an affiliate, on December 31, 2007 to cede certain universal life business. Universal life secondary guarantee reserves ceded were $104,707, resulting in a pre-tax gain of $104,707 ($68,059, net of tax) that has been credited directly to unassigned surplus.

6. Reinsurance (continued)

During 2007, the Company obtained letters of credit of $3,948 for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company's state of domicile does not recognize the Company as an authorized reinsurer.

7. Accident and Health Claim Liability

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated by the Company using statistical claim development models to develop best estimates for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

                                      Unpaid Claims        Claims           Claims        Unpaid Claims
                                        Liability
                                        Beginning                                         Liability End
                                         of Year          Incurred           Paid            of Year
                                    -----------------------------------------------------------------------
   Year ended December 31, 2007
   2007                               $         -      $    251,754      $     77,748     $   174,006
   2006 and prior                          447,339          (18,813)          148,315         280,211
                                    ------------------                                  -------------------
                                                     ------------------------------------
                                           447,339     $    232,941      $    226,063         454,217
                                                     ====================================
   Active life reserve                   1,408,750                                          1,568,225
                                    ------------------                                  -------------------
   Total accident and health
     reserves                         $  1,856,089                                        $ 2,022,442
                                    ==================                                  ===================

                                      Unpaid Claims        Claims           Claims        Unpaid Claims
                                        Liability
                                        Beginning                                         Liability End
                                         of Year          Incurred           Paid            of Year
                                    -----------------------------------------------------------------------
   Year ended December 31, 2006
   2006                               $          -     $    281,808      $     83,985     $   197,823
   2005 and prior                          429,226          (22,175)          157,535         249,516
                                    ------------------                                  -------------------
                                                     ------------------------------------
                                           429,226     $    259,633      $    241,520         447,339
                                                     ====================================
   Active life reserve                   1,249,886                                          1,408,750
                                    ------------------                                  -------------------
   Total accident and health
     reserves                         $  1,679,112                                        $ 1,856,089
                                    ==================                                  ===================

7. Accident and Health Claim Liability (continued)

The Company's unpaid claims reserve decreased by $18,813 and $22,175 for the years ended December 31, 2007 and 2006, respectively, for health claims that occurred prior to those balance sheet dates. The decrease in 2007 and 2006 resulted primarily from variances in the estimated frequency of claims and claim severity.

8. Income Taxes

The main components of deferred tax amounts are as follows:

                                                                         December 31
                                                                    2007               2006
                                                             -------------------------------------
                                                             -------------------------------------
                                                                                    Restated
   Deferred income tax assets:
     Deferred intercompany losses                               $      6,392       $      6,392
     Non-admitted assets                                              11,677             12,338
     Miscellaneous accruals                                           27,728             17,114
     Tax basis deferred acquisition costs                             84,492             83,578
     Reserves                                                        139,340            137,538
     Partnerships                                                      6,334             10,076
     Credit carryforwards                                             32,123             29,377
     807(f) assets                                                     4,923              4,493
     Unrealized capital losses                                        20,090             16,924
     Other                                                            13,168             13,196
                                                             -------------------------------------
                                                             -------------------------------------
   Total deferred income tax assets                                  346,267            331,026

      Non-admitted deferred tax assets                               216,538            233,023
                                                             -------------------------------------
                                                             -------------------------------------
   Admitted deferred tax assets                                      129,729             98,003

   Deferred income tax liabilities:
     Unrealized capital gains                                         23,398              5,392
     Deferred intercompany gain                                        7,015              7,015
     Partnerships                                                     25,264             19,571
     Foreign currency adjustment                                       3,969              3,969
     807(f) liabilities                                                3,830              3,349
     Other                                                               590                290
                                                             -------------------------------------
                                                             -------------------------------------
   Total deferred income tax liabilities                              64,066             39,586
                                                             -------------------------------------
                                                             -------------------------------------
   Net admitted deferred tax asset                              $     65,663       $     58,417
                                                             =====================================




The change in net deferred income tax assets and liabilities are as follows:

                                                                     December 31
                                                     ------------------------------------------------------
                                                            2007             2006             Change
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                                              Restated

   Total deferred tax assets                         $    346,267           $  331,026      $    15,241
   Total deferred tax liabilities                             64,066            39,586           24,480
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net deferred tax asset                                 $  282,201        $  291,440           (9,239)
                                                     ====================================
                                                     ====================================
   Tax effect of unrealized gains (losses)                                                        6,008
                                                                                        -------------------
                                                                                        -------------------
   Change in net deferred income tax                                                        $    (3,231)
                                                                                        ===================


                                                                     December 31
                                                     ------------------------------------------------------
                                                            2006             2005             Change
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
                                                            Restated

   Total deferred tax assets                              $  331,026          $272,389       $   58,637
   Total deferred tax liabilities                             39,586           205,621         (166,035)
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
   Net deferred tax asset                                   $291,440         $  66,768          224,672
                                                     ====================================
                                                     ====================================
   Tax effect of unrealized gains (losses)                                                        6,245
                                                                                        -------------------
                                                                                        -------------------
   Change in net deferred income tax                                                          $ 230,917
                                                                                        ===================

Non-admitted deferred tax assets increased by $16,485 and $217,942 for 2007 and 2006, respectively.


Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain (loss) from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                                               Year Ended December 31
                                                                     2007              2006               2005
                                                              ---------------------------------------------------------
   Income tax expense (benefit) on operational gains and        $      71,645     $      31,461      $      34,169
     capital gains (losses) on investments computed at the
     federal statutory rate (35%)
       Deferred acquisition costs - tax basis                             915            (2,628)            (4,147)
       Depreciation                                                     1,673              (999)              (999)
       Dividends received deduction                                      (112)             (113)              (127)
       Investment income items                                        (18,441)           (7,577)            (2,895)
       Tax credits                                                    (11,913)          (26,997)           (15,680)
       Prior year under accrual                                        12,874             5,638             16,507
       Tax reserve valuation                                            1,752             9,748              1,951
       Amortization of IMR                                             (2,371)           (3,302)            (4,879)
         Limited partnership book/tax difference                       (1,956)              697             (5,735)
       Reinsurance transactions                                        23,180              (162)              (259)
         LOLI                                                          (3,806)           (3,448)            (3,418)
         Other                                                          8,347             6,743              1,282
                                                              ---------------------------------------------------------
                                                              ---------------------------------------------------------
   Federal income tax expense on operations and capital                81,787             9,061             15,770
     gains (losses) on investments
   Less tax expense (benefit) on capital gains (losses)                 3,962            (6,042)            20,519
                                                              ---------------------------------------------------------
                                                              ---------------------------------------------------------
   Total federal income tax expense (benefit)                   $      77,825     $      15,103      $      (4,749)
                                                              =========================================================

The total statutory income taxes are computed as follows:

                                                                                Year Ended December 31
                                                                      2007              2006             2005
                                                               ------------------------------------------------------
      Federal income tax expense on operations and capital        $     81,787      $      9,061      $       15,770
        gains (losses) on investments
      Change in net deferred income taxes, restated                      3,231          (230,917)             37,138
                                                               ------------------------------------------------------
                                                               ------------------------------------------------------
      Total statutory income taxes                                $     85,018      $   (221,856)     $       52,908
                                                               ======================================================


For federal income tax purposes, the Company joins in a consolidated income tax return filing with its parent and other affiliated companies. Under the terms of a tax sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income. In addition, any operating loss or capital loss carryforwards are calculated for the life and nonlife subgroups on a consolidated basis. At December 31, 2006 and 2005, the consolidated returns had no loss carryforwards. At December 31, 2007 the life subgroup had $71,230 of general business credit carryforwards and $25,067 of foreign tax credit carryforwards which originated in 2006 and 2007. A tax return has not yet been filed for 2007.

Income taxes incurred during 2007 and 2005 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses is $59,076 and $286,973, respectively. There were no income taxes incurred during 2006 for the consolidated group in which the Company is included that will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2007 is $20,085. As of December 31, 2006 the amount of tax contingencies calculated was $19,336. The total tax contingencies represent the amount that, if recognized, would affect the effective income tax rate in future periods. It is reasonably possible that a portion of the tax contingencies may decrease within twelve months of the reporting date. This possibility arises from a controversy currently at the IRS appellate division that may be settled within the next 12 months. At this time, an estimate of this possible decrease cannot be made. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company's interest expense related to income taxes is $3,893 and $2,245 for December 31, 2007 and December 31, 2006, respectively. The Company recorded no liabilities for penalties.

The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 2000. The examination for the years 2001 through 2004 has been completed and resulted in tax return adjustments that are currently being appealed. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. An examination is under way for 2005 and 2006.

9. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted approximately 1% of ordinary life insurance in force at December 31, 2007 and 2006.

For the years ended 2007, 2006 and 2005, premiums for life participating policies were $7,806, $8,153 and $8,309, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,955, $2,116 and $2,194 to policyholders during 2007, 2006 and 2005, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company's policy reserves and other policyholders' funds relates to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

                                                                     December 31

                                                2007                   2006                  2005
                                       --------------------------------------------------------------------
                                                                                    -----------------------
                                          Amount    Percent      Amount    Percent     Amount    Percent
                                                     of Total              of Total              of Total
                                       --------------------------------------------------------------------
                                                              ---------------------------------------------
 Subject to discretionary withdrawal:
   With market value adjustment        $    285,983      9%   $    310,217      8%  $   340,640      8%
   At book value less current
     surrender charge of 5% or more         115,218      4         190,736      5       113,106      2
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
   Total with adjustment or at market       401,201     13         500,953     13       453,746     10
     value
   At book value without adjustment
     (minimal or no charge or
     adjustment)                          2,656,562     82       3,060,016     82     3,896,058     86
   Not subject to discretionary
     withdrawal                             160,551      5         166,340      5       177,630      4
                                       --------------------------------------------------------------------
                                                    -----------            --------------------------------
   Total annuity reserves and deposit     3,218,314    100%      3,727,309    100%    4,527,434    100%
     fund liabilities  - before
     reinsurance
                                                    ===========            ==========           ===========
                                                                                                ===========
   Less reinsurance ceded                    24,232                 81,717               88,838
                                                                                    -------------
                                       --------------         --------------        -------------
   Net annuity reserves and deposit    $  3,194,082           $  3,645,592          $ 4,438,596
     fund liabilities
                                       ==============         ==============        =============


9. Policy and Contract Attributes (continued)

Separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or market value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these are carried at market value. The life insurance policies typically provide a guaranteed minimum death benefit. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2007 and 2006 is as follows:

                                                         Nonindexed       Nonindexed       Nonguaranteed          Total
                                                         Guaranteed
                                                        Less than or      Guaranteed
                                                        equal to 4%      More than 4%    Separate Account
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Premiums, deposits and other                $          -      $          -        $  133,210         $  133,210
              considerations for the year ended
              December 31, 2007
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts with assets at:
              Fair value                               $           -     $           -         $ 263,352          $ 263,352
              Amortized cost                                       -                 -                 -                  -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
            Total at December 31, 2007                 $           -     $           -         $ 263,352          $ 263,352
                                                     ==========================================================================
                                                     ==========================================================================

            Reserves for separate accounts by withdrawal characteristics at
              December 31, 2007: Subject to discretionary withdrawal:
                With market value adjustment           $           -     $           -    $            -     $            -
                At fair value                                       -                 -          263,352            263,352

                At book value without market                                          -
                  value adjustment and with current
                  surrender charge of less than 5%                  -                                  -                  -
              Not subject to discretionary
                withdrawal                                          -                 -                -                  -
                                                     --------------------------------------------------------------------------
                                                     --------------------------------------------------------------------------
              Total separate account liabilities at      $          -      $          -        $ 263,352          $ 263,352
                December 31, 2007
                                                     ==========================================================================









9. Policy and Contract Attributes (continued)

                                                Nonindexed        Nonindexed       Nonguaranteed          Total
                                                Guaranteed
                                               Less than or       Guaranteed
                                               equal to 4%       More than 4%    Separate Account
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Premiums, deposits and other             $               - $               -       $   19,394        $   19,394
     considerations for the year ended
     December 31, 2006
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts with assets at:
     Fair value                             $              -  $              -         $ 106,014         $ 106,014
     Amortized cost                                       -                 -                  -                 -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Total at December 31, 2006               $               - $               -        $ 106,014         $ 106,014
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2006: Subject to discretionary withdrawal:
       With market value adjustment         $               - $               - $                 -$                 -
       At fair value                                       -                 -           106,014             106,014
       At book value without market
          value adjustment and with
          current surrender charge of less
          than 5%                                          -                 -                 -                   -
     Not subject to discretionary
        withdrawal                                         -                 -                 -                   -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
     Total separate account liabilities at  $               - $               -        $ 106,014         $ 106,014
       December 31, 2006
                                            ===========================================================================

















9. Policy and Contract Attributes (continued)

                                                Nonindexed        Nonindexed       Nonguaranteed          Total
                                                Guaranteed
                                               Less than or       Guaranteed
                                               equal to 4%       More than 4%    Separate Account
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Premiums, deposits and other             $               - $               -        $   3,963         $   3,963
     considerations for the year ended
     December 31, 2005
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts with assets at:
     Fair value                             $              -  $              -           $11,459           $11,459
     Amortized cost                                       -                 -                  -                 -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
   Total at December 31, 2005               $               - $               -          $11,459           $11,459
                                            ===========================================================================
                                            ===========================================================================

   Reserves for separate accounts by withdrawal characteristics at December 31,
     2005: Subject to discretionary withdrawal:
       With market value adjustment         $               - $               - $                 -$                 -
       At fair value                                       -                 -            11,459              11,459
       At book value without market
          value adjustment and with
          current surrender charge of less
          than 5%                                          -                 -                 -                   -
     Not subject to discretionary
        withdrawal                                         -                 -                 -                   -
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------
     Total separate account liabilities at  $               - $               -          $11,459           $11,459
       December 31, 2005
                                            ===========================================================================















9. Policy and Contract Attributes (continued)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                       Year Ended December 31
                                                                 2007            2006           2005
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Transfers as reported in the summary of operations of the separate accounts statement:
       Transfers to separate accounts                          $  133,210       $  19,394     $   3,963
       Transfers from separate accounts                            (7,672)        (67,396)        3,452
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Net transfers to separate accounts                             140,882          86,790           511
   Miscellaneous reconciling adjustments                                1               1             -
                                                           ------------------------------------------------
                                                           ------------------------------------------------
   Transfers as reported in the summary of operations          $  140,883       $  86,791     $     511
     of the life, accident and health annual statement
                                                           ================================================

A reclassification was made to the amounts previously reported to the Insurance Division, Department of Commerce, State of Iowa in the 2007 Annual Statement, to move $5,798 from net transfers to (from) separate accounts to reserve adjustments on reinsurance ceded within the Statement of Operations, which also affected the reconciliation of net transfers to or from separate accounts as reflected in the notes to financials. This reclassification had no impact on net income.

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2007 and 2006, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:





9. Policy and Contract Attributes (continued)

                                                                    Gross        Loading         Net
                                                                -------------------------------------------
   December 31, 2007
   Life and annuity:
     Ordinary direct first year business                          $    1,282    $     413     $      869
     Ordinary direct renewal business                                 31,874       (2,118)        33,992
     Group life direct business                                        2,899          104          2,795
     Credit life direct business                                      (4,231)           -         (4,231)
     Reinsurance ceded                                                (6,782)           -         (6,782)
                                                                -------------------------------------------
   Total life and annuity                                             25,042       (1,601)        26,643

   Accident and health:
     Direct                                                            1,164            -          1,164
     Reinsurance ceded                                                  (106)           -           (106)
                                                                -------------------------------------------
                                                                -------------------------------------------
   Total accident and health                                           1,058            -          1,058
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                  $   26,100    $  (1,601)    $   27,701
                                                                ===========================================

   December 31, 2006
   Life and annuity:
     Ordinary direct first year business                          $    5,864    $     878     $    4,986
     Ordinary direct renewal business                                 30,317       (2,017)        32,334
     Group life direct business                                        2,651          148          2,503
     Credit life direct business                                      (2,726)           -         (2,726)
     Reinsurance ceded                                                (7,357)           -         (7,357)
                                                                -------------------------------------------
   Total life and annuity                                             28,749         (991)        29,740

   Accident and health:
     Direct                                                            2,786            -          2,786
     Reinsurance ceded                                                   (75)           -            (75)
                                                                -------------------------------------------
   Total accident and health                                           2,711            -          2,711
                                                                -------------------------------------------
                                                                  $   31,460    $    (991)    $   32,451
                                                                ===========================================

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Heath Contracts. At December 31, 2007 and 2006, the Company had insurance in force aggregating $4,980,094 and $6,184,922, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $92,162 and $45,082 to cover these deficiencies at December 31, 2007 and 2006, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

10. Securities Lending

The Company participates in an agent managed securities lending program. The Company receives collateral equal to 100/102 percent of the fair market value of the loaned government/other domestic securities, respectively, as of the transaction date. If the fair value of the collateral is at any time less than 100/102 percent of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 100/102 percent of the fair value of the loaned government/other securities, respectively. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105 percent of the fair market value of the loaned security.

At December 31, 2007 and 2006, respectively, securities in the amount of $406,071 and $652,946 were on loan under security lending agreements. At December 31, 2007, the collateral the Company received from securities lending was in the form of cash.

11. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2008, without the prior approval of insurance regulatory authorities, is $87,017.

On September 26, 2007 the Company paid $400,000 to its Parent Company, AEGON. This payment consisted of a return of additional paid-in capital of $270,000, an ordinary common stock dividend of $94,400 and an extraordinary dividend of $35,600. No dividends were paid in 2006. The Company received capital contributions of $145,000 from its Parent Company in 2006. The Company did not receive any capital contributions from its Parent in 2007.

On December 27, 2006, the Company made an investment of $80,000 for the formation of LIICA Re II, a Vermont-domiciled pure captive subsidiary. The Company made a $172,000 capital contribution to LIICA Holdings, LLC on December 27, 2006 and received a return of capital on September 26, 2007 in the amount of $37,000 from LIICA Holdings, LLC.

The Company paid $130,000 in cash dividends to its parent in 2005. The 2005 dividend consisted of an ordinary dividend of $21,000, an extraordinary dividend of $49,000 and a return of capital of $60,000. No dividends were paid in 2006. The Company received a capital contribution of $145,000 from its Parent Company in 2006.

Life/health insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus to be maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

On September 30, 2002, the Company received $150,000 from AEGON in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. Additional information related to the surplus notes at December 31, 2007, 2006 and 2005 is as follows:


                                                       Total Interest  Accrued Interest

                             Balance
      For Year Ending      Outstanding  Interest Paid       Paid
   --------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------

            2007            $150,000         $9,000       $45,000           $2,250
            2006            $150,000         $9,000       $36,000           $2,250
            2005            $150,000         $9,000       $27,000           $2,250

The Company has 504,033 shares of preferred stock issued and outstanding at December 31, 2007 and 2006. The par value of the preferred stock is $2.48 per share and the liquidation value is equal to $777.73 per share. This per share liquidation value shall be adjusted proportionally to reflect any resulting increase or decrease in the number of outstanding shares of preferred stock. Holders of the preferred shares shall be entitled to receive dividends equal to the amount of income generated from a segregated pool of assets, including cash, cash equivalents, mortgages and debt securities and these dividends are cumulative in nature. Holders of the shares of preferred stock have no right to cause mandatory or optional redemption of the shares. As of December 31, 2006, cumulative unpaid dividends relating to the preferred shares were $26,563. There were no cumulative unpaid dividends relating to the preferred shares as of December 31, 2007.

12. Retirement and Compensation Plans

The Company's employees participate in a qualified defined benefit plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $6,740, $5,482 and $5,088, for the years ended December 31, 2007, 2006 and 2005, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $4,388, $3,856 and $3,428, for the years ended December 31, 2007, 2006 and 2005, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. The Company's allocation of expense for these plans for each of the years ended December 31, 2007, 2006 and 2005 was negligible. AEGON also sponsors an employee stock option plan/stock appreciation rights for individuals employed and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $555, $423 and $499, for the years ended December 31, 2007, 2006 and 2005, respectively, related to these plans.








13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a cost sharing agreement between AEGON USA, Inc. companies, providing for services needed. The Company is also party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company's mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company.

As a party to these agreements, the Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2007, 2006 and 2005, the Company paid $162,888, $162,603 and $172,720, respectively, for such services, which approximates their costs to the affiliates. In addition, the Company provides office space, marketing and administrative services to certain affiliates. During 2007, 2006 and 2005, the Company received $300,512, $290,700 and $292,210, respectively, for these services, which approximates their costs to the Company.

Payables to, and receivables from affiliates bear interest at the 30-day commercial paper rate. At December 31, 2007 and 2006, the Company reported $50,901 and $12,414 as net amounts due to affiliates, respectively. Terms of settlement require that these amounts are settled within 90 days. During 2007, 2006 and 2005, the Company (received) paid net interest of $(237), $516 and $377, respectively, (from) to affiliates.

At December 31, 2007 and 2006, the Company has two notes payable to Commonwealth General Corporation, an affiliate, of $10 each, bearing interest at 6% and due on December 31, 2030. At December 31, 2007, the Company had short-term notes receivable from AEGON, MLIC, and TLIC, all affiliates, of $10,600, $24,300 and $18,400, respectively, bearing interest at 4.75%. The AEGON and MLIC notes are due notes are due on December 27, 2008. The TLIC note is due on December 30, 2008.

During 1999, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2007 and 2006, the cash surrender value of these policies was $134,211 and $129,862, respectively.






14. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

At December 31, 2006, securities with a book value of $21,494, and a fair value of $21,651 were subject to dollar reverse repurchase agreements. These securities have maturity dates ranging from 2035 to 2036 and have a weighted average interest rate of 5.8%. The Company had an outstanding liability for borrowed money in the amount of $21,790 as of December 31, 2006, due to participation in dollar reverse repurchase agreements. The Company did not participate in dollar reverse repurchase agreements at December 31, 2007.

During 2006, the Company sold $7,749 of agent balances without recourse to an affiliated company. Prior to July 1, 2006, agent debit balances were sold without recourse to ADB Corporation, LLC (ADB), an affiliate company. The Company did not realize a gain or loss as a result of the sales. As of July 1, 2006, the Company no longer sells agent debit balances and as a result retains such balances as non-admitted receivables. Receivables in the amount of $8,234 and $12,246 were non-admitted as of December 31, 2007 and 2006, respectively.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2007 and reacquired within 30 days of the sale date are:

                                                                  Cost of
                             Number of       Book Value of       Securities
                            Transactions    Securities Sold     Repurchased           Loss
                         -------------------------------------------------------------------------

Bonds:
   NAIC 5                               3      $2,773            $2,402               $320












15. Commitments and Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion that damages arising from such demands will not be material to the Company's financial position.

The Company has guaranteed that Transamerica Financial Life Insurance Company, an affiliate, will maintain capital and surplus amounts in excess of the statutory minimum requirements of $3,000. At December 31, 2007, Transamerica Financial Life Insurance Company had capital and surplus of $813,295. The Company has recorded no liability for this guarantee.

The Company has provided a guarantee for the performance of a noninsurance subsidiary that was involved in a guaranteed sale of investments in low-income housing tax credit partnerships. These partnerships are partially owned by a noninsurance subsidiary of the Company for which a third party is the primary investor. The balance of the investor's capital accounts covered by this transaction is $4,549 at December 31, 2007. The nature of the obligation is to provide the investor with a minimum guaranteed annual and cumulative return on their contributed capital. The Company is not at risk for changes in tax law or the investor's inability to fully utilize the tax benefits. Accordingly, the Company believes the chance of having to make material payments under the guarantee is remote.

The Company has contingent commitments of $30,913 and $65,938, as of December 31, 2007 and 2006, respectively, for joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $10,566 and $27,119, respectively.

The Company pledged assets as collateral for derivative transactions in the amount of $2,780 and $3,041 at December 31, 2007 and 2006, respectively. In conjunction with derivative transactions, cash in the amount of $63,936 and $80,144 and securities in the amount of $26,725 and $32,674 were posted to the Company as of December 31, 2007 and 2006, respectively, which were not included in the financial statements of the Company.

At December 31, 2007 and 2006, the net amount of securities being acquired on a "to be announced" (TBA) basis was $1,016 and $70,348, respectively.

The Company has private placement commitments outstanding as of December 31, 2007 and 2006 of $5,000 and $8,700, respectively.


15. Commitments and Contingencies (continued)

In the normal course of business, the Company has obtained letters of credit of $3,948 for the benefit of non-affiliated companies that have reinsured business to the Company where the ceding company's state of domicile does not recognize the Company as an authorized reinsurer.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $4,986 and $5,177 at December 31, 2007 and 2006, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $571, $503 and $460, for the years ended December 31, 2007, 2006 and 2005, respectively.

16. Leases

The Company owns several properties that are leased to others. Future minimum lease payments receivable under non-cancelable leasing arrangements as of December 31, 2007 are as follows:

                      2008                          $5,054
                      2009                           3,354
                      2010                           3,005
                      2011                           2,359
                      2012                           1,403
                      Thereafter                     5,778

17. Subsequent Events

On June 2, 2008, AEGON made a capital contribution to the Company in the amount of $408,438 in exchange for 427,831 shares of common stock. On June 3, 2008, the Company purchased its outstanding Series A preferred stock from AEGON for $392,000, and paid accumulated accrued dividends of $16,438.

17. Subsequent Events (continued)

Effective July 1, 2008, the Company entered into a reinsurance agreement with Canadian Premier, an affiliate, to reinsure on an assumption basis all of the insurance policies and assign all of its insurance obligations of its Canadian branch.

The Company is scheduled to merge into Transamerica Life Insurance Company, an affiliate, on October 2, 2008.

                            Statutory-Basis Financial
                               Statement Schedules

                   Life Investors Insurance Company of America

       Summary of Investments - Other Than Investments in Related Parties

                                December 31, 2007


SCHEDULE I


                                                                                         Amount at Which
                                                                                           Shown in the
                                                                            Market        Balance Sheet
                 Type of Investment                       Cost (1)           Value
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Fixed maturities
Bonds:
   United States Government and government agencies
     and authorities                                   $      260,390    $      266,874   $      260,390
   States, municipalities and political subdivisions          236,348           233,019          236,348
   Foreign governments                                         85,518            91,964           85,518
   Public utilities                                           555,176           561,014          555,176
   All other corporate bonds                                5,839,355         5,792,721        5,839,355
Preferred stocks                                              145,648           137,371          145,648
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total fixed maturities                                      7,122,435         7,082,963        7,122,435

Equity securities
Common stocks:
   Public utilities                                                 -                 -                -
   Banks, trust and insurance                                     424               435              435
   Industrial, miscellaneous and all other                      1,928             4,459            4,459
                                                     ------------------------------------------------------
                                                     ------------------------------------------------------
Total common stocks                                             2,352             4,894            4,894

Mortgage loans on real estate                               1,080,994                          1,080,994
Real estate                                                   109,278                            109,278
Policy loans                                                  207,383                            207,383
Other long-term investments                                   249,166                            249,166
Cash, cash equivalents and short-term investments             157,174                            157,174
                                                     -------------------                -------------------
                                                     -------------------                -------------------
Total investments                                      $    8,928,782                     $    8,931,324
                                                     ===================                ===================

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.


                   Life Investors Insurance Company of America

                       Supplementary Insurance Information

                                December 31, 2007




SCHEDULE III
                                                                                                                     Benefits,
                                                                                                                      Claims
                                        Future Policy                  Policy and                  Net Investment   Losses and
                                        Benefits and     Unearned       Contract    Premium Revenue    Income*      Settlement
                                          Expenses       Premiums      Liabilities                                   Expenses
                                       --------------------------------------------------------------------------------------------
Year ended December 31, 2007
Individual life                          $ 2,644,969    $       -      $  22,582      $    154,696   $  170,058     $  150,685
Individual health                          1,580,963      129,113         67,582           301,154      103,718        295,834
Group life and health                        916,810       13,503         33,333           174,508       56,619        181,187
Annuity                                    2,943,580            -             27            22,804      189,558         35,471
                                       ---------------------------------------------------------------------------------------------
                                         $ 8,086,322    $ 142,616      $ 123,524      $    653,162   $  519,953     $  663,177
                                       =============================================================================================

Year ended December 31, 2006
Individual life                          $ 2,708,451    $       -      $  21,725      $    124,485   $  166,698     $   171,165
Individual health                          1,432,572      128,383         98,740           311,478       90,872         323,888
Group life and health                        879,796       14,088         32,366           199,433       52,227         194,062
Annuity                                    3,370,639            -             45            26,718      216,360        (143,390)
                                       ---------------------------------------------------------------------------------------------
                                         $ 8,391,458    $ 142,471      $ 152,876      $    662,114   $  526,157     $   545,725
                                       =============================================================================================

Year ended December 31, 2005
Individual life                          $ 2,753,940    $       -      $  20,062      $    207,266   $  177,631     $   244,311
Individual health                          1,293,458      122,983         86,523           303,044       84,391         365,782
Group life and health                        838,937       15,288         37,225           212,206       52,481         198,642
Annuity                                    4,154,918            -             77            41,098      265,252         (32,061)
                                       ---------------------------------------------------------------------------------------------
                                       ---------------------------------------------------------------------------------------------
                                         $ 9,041,253    $ 138,271      $ 143,887      $    763,614   $  579,755     $   776,674
                                       =============================================================================================

     *Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                   Life Investors Insurance Company of America

                       Supplementary Insurance Information

                                December 31, 2007




SCHEDULE III


                                          Other
                                        Operating      Premiums
                                        Expenses*       Written
                                       -----------------------------
Year ended December 31, 2007
Individual life                         $  374,815
Individual health                          117,034     $  345,938
Group life and health                      131,082        219,838
Annuity                                     68,876
                                       --------------
                                        $  691,807
                                       ==============

Year ended December 31, 2006
Individual life                         $  205,410
Individual health                          113,835     $  348,227
Group life and health                       64,335        227,969
Annuity                                     82,833
                                       --------------
                                        $  466,413
                                       ==============

Year ended December 31, 2005
Individual life                         $   88,332
Individual health                          137,880     $  342,921
Group life and health                       74,262        243,837
Annuity                                    116,679
                                       --------------
                                       --------------
                                        $  417,153
                                       ==============

     *Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.


                   Life Investors Insurance Company of America

                                   Reinsurance

                                December 31, 2007



SCHEDULE IV

                                                                                                    Percentage of
                                                                   Assumed From                    Amount Assumed
                                                 Ceded to Other  Other Companies        Net            to Net
                                 Gross Amount       Companies                         Amount
                               -------------------------------------------------------------------------------------
Year ended December 31, 2007
Life insurance in force           $ 56,646,000     $ 26,059,136     $   582,871     $ 31,169,735         2%
                               =====================================================================================

Premiums:
   Individual life                $    367,382     $    226,006     $    13,319     $    154,695         9
   Individual health                   345,938           53,500           8,716          301,154         3
   Group life and health               219,838           54,300           8,971          174,509         5
   Annuity                              24,105            2,006             705           22,804         3
                               -------------------------------------------------------------------------------------
                                  $    957,263     $    335,812     $    31,711     $    653,162         5%
                               =====================================================================================

Year ended December 31, 2006
Life insurance in force           $ 53,958,644     $ 25,127,949     $ 2,538,338     $ 31,369,033         8%
                               =====================================================================================

Premiums:
   Individual life                $    253,009     $    170,476     $    41,952     $    124,485        34%
   Individual health                   348,227           48,423          11,674          311,478         4
   Group life and health               227,969           57,791          29,255          199,433        15
   Annuity                              29,737            3,510             491           26,718         2
                               -------------------------------------------------------------------------------------
                                  $    858,942     $    280,200     $    83,372     $    662,114        13%
                               =====================================================================================

Year ended December 31, 2005
Life insurance in force           $ 55,599,689     $ 24,195,573     $ 2,864,494     $ 34,268,610         8%
                               =====================================================================================
                               =====================================================================================

Premiums:
   Individual life                $    239,432     $     72,140     $    39,975     $    207,267        19%
   Individual health                   342,921           51,601          11,724          303,044         4
   Group life and health               243,837           63,822          32,190          212,205        15
   Annuity                              49,874            9,964           1,188           41,098         3
                               -------------------------------------------------------------------------------------
                               -------------------------------------------------------------------------------------
                                  $    876,064     $    197,527     $    85,077     $    763,614        11%
                               =====================================================================================




 FINANCIAL STATEMENTS

 Separate Account VUL-6 of Transamerica Occidental Life Insurance Company Year Ended December 31, 2007
 With Report of Independent Registered Public Accounting Firm



                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                           Financial Statements

                                       Year Ended December 31, 2007




                                                 Contents

Report of Independent Registered Public Accounting Firm...........................................................1

Financial Statements

Statements of Assets and Liabilities..............................................................................3
Statements of Operations.........................................................................................15
Statements of Changes in Net Assets - Year ended December 31, 2007...............................................27
Statements of Changes in Net Assets - Year ended December 31, 2006...............................................39
Notes to Financial Statements....................................................................................51



             Report of Independent Registered Public Accounting Firm

The Board of Directors and Contract Owners of
Separate Account VUL-6 of
Transamerica Occidental Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the subaccounts of Separate Account VUL-6 of Transamerica Occidental Life Insurance Company (the Separate Account) (comprised of the Transamerica Asset Allocation - Conservative, Transamerica Asset Allocation - Growth, Transamerica Asset Allocation - Moderate Growth, Transamerica Asset Allocation - Moderate, Transamerica BlackRock Large Cap Value, Transamerica Capital Guardian Global, Transamerica Capital Guardian Value, Transamerica Clarion Global Real Estate Securities, Transamerica Federated Market Opportunity, Transamerica JP Morgan Mid Cap Value, Transamerica Marsico Growth, Transamerica PIMCO Total Return, Transamerica Templeton Global, Transamerica Third Avenue Value, Transamerica Convertible Securities, Transamerica Equity, Transamerica Growth Opportunities, Transamerica Money Market, Transamerica Science & Technology, Transamerica U.S. Government Securities, Transamerica Van Kampen Mid-Cap Growth, Alger American Income & Growth, AllianceBernstein VPS Growth & Income, AllianceBernstein VPS Large Cap Growth, Dreyfus Appreciation, Dreyfus Developing Leaders, Dreyfus MidCap Stock, Dreyfus Socially Responsible Growth, Fidelity VIP Contrafund, Fidelity VIP Equity Income, Fidelity VIP Index 500, Franklin Small Cap Value, Franklin Small-Mid Cap Growth, Janus Aspen Series Balanced, Janus Aspen Series Worldwide Growth, MFS(R) Growth, MFS(R) Investors Trust, MFS(R) Research, PIMCO VIT Real Return, PIMCO VIT Stocks PLUS Growth & Income, Premier VIT OpCap Managed, Premier VIT OpCap Small Cap, Van Kampen UIF Emerging Markets Equity, Van Kampen UIF Fixed Income, Van Kampen UIF High Yield and Van Kampen UIF International Magnum sub-accounts) as of December 31, 2007, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Separate Account VUL-6 of Transamerica Occidental Life Insurance Company at December 31, 2007, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

                              /s/ Ernst & Young LLP

March 31, 2008


                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Assets and Liabilities

                                            December 31, 2007


                                                Transamerica                       Transamerica
                                                    Asset         Transamerica         Asset        Transamerica
                                                 Allocation-   Asset Allocation-    Allocation-         Asset
                                                Conservative         Growth       Moderate Growth Allocation-Moderate
                                              ----------------------------------------------------------------------
Assets
Investments, at fair value                      $      34,594    $      2,480,098  $     1,707,218  $      479,204
Dividends receivable                                        -                    -               -               -
                                              ----------------------------------------------------------------------
Net assets                                      $      34,594    $      2,480,098  $     1,707,218  $      479,204
                                              ======================================================================
                                              ==================

Accumulation unit value                         $       12.56    $           14.60 $         14.04  $        13.38
                                              ======================================================================

Accumulation units outstanding                       2,754.39           169,861.18      121,580.96       35,804.17
                                              ======================================================================

Investment information
Number of mutual fund shares                         3,010.78           180,108.76      121,337.43       37,147.59

Net asset value per share                       $       11.49    $           13.77 $         14.07  $        12.90

Investments, at cost                            $      34,733    $      2,440,667  $     1,668,811  $      483,270

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007


                                                                                                    Transamerica
                                              Transamerica      Transamerica      Transamerica     Clarion Global
                                             BlackRock Large  Capital Guardian      Capital         Real Estate
                                                Cap Value          Global        Guardian Value      Securities
                                            ------------------------------------------------------------------------
Assets
Investments, at fair value                    $     468,189    $        594,817  $      1,040,138  $      482,456
Dividends receivable                                      -                    -                 -              -
                                            ------------------------------------------------------------------------
Net assets                                    $     468,189    $        594,817  $      1,040,138  $      482,456
                                            ========================================================================

Accumulation unit value                       $       14.26    $           16.81 $           14.70 $        15.57
                                            ========================================================================

Accumulation units outstanding                    32,832.86            35,390.72         70,768.44      30,993.65
                                            ========================================================================

Investment information
Number of mutual fund shares                      24,435.74            60,695.61         56,714.20      24,564.98

Net asset value per share                     $       19.16    $            9.80 $           18.34 $        19.64

Investments, at cost                          $     492,295    $        658,595  $      1,163,230  $      570,891

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007



                                                   Transamerica
                                                    Federated      Transamerica                     Transamerica
                                                      Market       JP Morgan Mid    Transamerica     PIMCO Total
                                                   Opportunity       Cap Value     Marsico Growth      Return
                                                 -------------------------------------------------------------------
Assets
Investments, at fair value                         $   1,454,868   $      11,277    $     184,240   $   1,013,974
Dividends receivable                                           -               -                -               -
                                                 -------------------------------------------------------------------
Net assets                                         $   1,454,868   $      11,277    $     184,240   $   1,013,974
                                                 ===================================================================

Accumulation unit value                            $       14.00   $       13.30    $       14.47   $       12.42
                                                 ===================================================================

Accumulation units outstanding                        103,886.46          847.66        12,729.44       81,641.33
                                                 ===================================================================

Investment information
Number of mutual fund shares                           99,240.65          714.21        14,216.02       87,036.40

Net asset value per share                          $       14.66   $       15.79    $       12.96   $       11.65

Investments, at cost                               $   1,556,958   $      11,234    $     157,295   $     959,300

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007



                                                                   Transamerica    Transamerica
                                                  Transamerica     Third Avenue     Convertible     Transamerica
                                                Templeton Global      Value         Securities         Equity
                                                --------------------------------------------------------------------
Assets
Investments, at fair value                        $     124,203    $     748,087   $      15,250    $   3,079,375
Dividends receivable                                          -                -               -                -
                                                --------------------------------------------------------------------
Net assets                                        $     124,203    $     748,087   $      15,250    $   3,079,375
                                                ====================================================================

Accumulation unit value                           $       15.31    $       14.27   $       14.91    $       18.22
                                                ====================================================================

Accumulation units outstanding                         8,113.30        52,406.09        1,022.81       168,976.65
                                                ====================================================================

Investment information
Number of mutual fund shares                           4,966.14        34,394.83        1,221.98       106,552.76

Net asset value per share                         $       25.01    $       21.75   $       12.48    $       28.90

Investments, at cost                              $     116,782    $     859,737   $      15,055    $   2,300,476

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007




                                                  Transamerica                     Transamerica     Transamerica
                                                     Growth        Transamerica      Science &     U.S. Government
                                                  Opportunities    Money Market     Technology       Securities
                                                --------------------------------------------------------------------
Assets
Investments, at fair value                        $     233,846    $     926,664   $      51,152    $      45,100
Dividends receivable                                          -                -               -                -
                                                --------------------------------------------------------------------
Net assets                                        $     233,846    $     926,664   $      51,152    $      45,100
                                                ====================================================================

Accumulation unit value                           $       16.50    $        1.17   $       15.70    $       11.11
                                                ====================================================================

Accumulation units outstanding                        14,169.86       794,948.36        3,258.54         4,057.61
                                                ====================================================================

Investment information
Number of mutual fund shares                          12,862.84       926,664.18        9,561.11         3,758.30

Net asset value per share                         $       18.18    $        1.00   $        5.35    $       12.00

Investments, at cost                              $     215,852    $     926,664   $      42,617    $      44,700

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007


                                                                  Alger
                                              Transamerica       American     AllianceBernstein  AllianceBernstein
                                               Van Kampen        Income &        VPS Growth          VPS Large
                                             Mid-Cap Growth       Growth          & Income          Cap Growth
                                            ------------------------------------------------------------------------
Assets
Investments, at fair value                    $     473,262    $     623,905   $         990,907  $      226,192
Dividends receivable                                      -                -                   -              -
                                            ------------------------------------------------------------------------
Net assets                                    $     473,262    $     623,905   $         990,907  $      226,192
                                            ========================================================================

Accumulation unit value                       $       13.77    $       12.50   $           15.08  $        12.75
                                            ========================================================================

Accumulation units outstanding                    34,379.72        49,919.45           65,708.44       17,742.36
                                            ========================================================================

Investment information
Number of mutual fund shares                      18,322.20        51,477.31           37,322.31        7,549.80

Net asset value per share                     $       25.83    $       12.12   $           26.55  $        29.96

Investments, at cost                          $     352,691    $     522,548   $         905,484  $      189,417

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007



                                                                                                               Dreyfus
                                                                           Dreyfus           Dreyfus          Socially
                                                         Dreyfus         Developing          MidCap          Responsible
                                                       Appreciation        Leaders            Stock             Growth
                                                    ------------------------------------------------------------------------
Assets
Investments, at fair value                            $     356,375     $     629,201    $   1,661,632      $     140,691
Dividends receivable                                              -                 -                -                  -
                                                    ------------------------------------------------------------------------
Net assets                                            $     356,375     $     629,201    $   1,661,632      $     140,691
                                                    ========================================================================

Accumulation unit value                               $       13.88     $       11.55    $       15.82      $       11.92
                                                    ========================================================================

Accumulation units outstanding                            25,672.06         54,454.95       105,018.72          11,799.00
                                                    ========================================================================

Investment information
Number of mutual fund shares                               7,944.17         19,455.81       107,063.93           4,612.81

Net asset value per share                             $       44.86     $       32.34    $       15.52      $       30.50

Investments, at cost                                  $     306,761     $     774,820    $   1,821,338      $      118,767

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007




                                                                   Fidelity VIP                       Franklin
                                                  Fidelity VIP        Equity       Fidelity VIP       Small Cap
                                                   Contrafund         Income         Index 500          Value
                                                --------------------------------------------------------------------
Assets
Investments, at fair value                        $   1,783,212    $     869,313   $   2,426,820    $   1,137,900
Dividends receivable                                          -                -               -                -
                                                --------------------------------------------------------------------
Net assets                                        $   1,783,212    $     869,313   $   2,426,820    $   1,137,900
                                                ====================================================================

Accumulation unit value                           $       19.77    $       15.57   $       14.80    $       16.26
                                                ====================================================================

Accumulation units outstanding                        90,215.16        55,819.82      163,928.13        69,975.71
                                                ====================================================================

Investment information
Number of mutual fund shares                          64,938.54        36,882.19       14,907.68        66,543.89

Net asset value per share                         $       27.46    $       23.57   $      162.79    $       17.10

Investments, at cost                              $   1,921,954    $     928,201   $   2,115,812    $   1,153,199

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007



                                                                                    Janus Aspen
                                                     Franklin          Janus           Series
                                                   Small-Mid Cap    Aspen Series     Worldwide          MFS(R)
                                                      Growth          Balanced         Growth          Growth
                                                 -------------------------------------------------------------------
Assets
Investments, at fair value                         $     758,897    $     740,179   $     505,657   $     332,513
Dividends receivable                                           -                -               -               -
                                                 -------------------------------------------------------------------
Net assets                                         $     758,897    $     740,179   $     505,657   $     332,513
                                                 ===================================================================

Accumulation unit value                            $       14.27    $       15.23   $       13.73   $       14.83
                                                 ===================================================================

Accumulation units outstanding                         53,173.80        48,596.68       36,825.85       22,428.85
                                                 ===================================================================

Investment information
Number of mutual fund shares                           33,125.16        23,815.29       14,434.98       13,295.19

Net asset value per share                          $       22.91    $       31.08   $       35.03   $       25.01

Investments, at cost                               $     663,922    $     655,220   $     418,069   $     256,789

See accompanying notes.





                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007


                                                                                                      PIMCO VIT
                                                      MFS(R)                                           StocksPLUS
                                                   Investors          MFS(R)           PIMCO VIT        Growth &
                                                     Trust          Research        Real Return        Income
                                                --------------------------------------------------------------------
Assets
Investments, at fair value                        $     203,103   $     222,035    $      84,842    $     662,362
Dividends receivable                                          -               -                -                -
                                                --------------------------------------------------------------------
Net assets                                        $     203,103   $     222,035    $      84,842    $     662,362
                                                ====================================================================

Accumulation unit value                           $       14.75   $       15.26    $       11.21    $       14.89
                                                ====================================================================

Accumulation units outstanding                        13,770.36       14,545.91         7,571.18        44,496.38
                                                ====================================================================

Investment information
Number of mutual fund shares                           8,635.33       10,948.49         6,749.57        59,996.60

Net asset value per share                         $       23.52   $       20.28    $       12.57    $       11.04

Investments, at cost                              $     157,788   $     172,983    $      83,095    $     616,523

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007


                                                                                     Van Kampen
                                                    Premier VIT      Premier VIT    UIF Emerging     Van Kampen
                                                       OpCap         OpCap Small       Markets           UIF
                                                      Managed            Cap           Equity       Fixed Income
                                                  ------------------------------------------------------------------
Assets
Investments, at fair value                          $     550,692   $   1,435,997    $   1,040,783  $   1,655,804
Dividends receivable                                            -               -                -              -
                                                  ------------------------------------------------------------------
Net assets                                          $     550,692   $   1,435,997    $   1,040,783  $   1,655,804
                                                  ==================================================================

Accumulation unit value                             $       13.51   $       16.72    $       41.94  $       13.24
                                                  ==================================================================

Accumulation units outstanding                          40,772.68       85,882.31        24,813.72     125,056.23
                                                  ==================================================================

Investment information
Number of mutual fund shares                            14,233.45       49,194.81        42,883.52     142,988.26

Net asset value per share                           $       38.69   $       29.19    $       24.27  $       11.58

Investments, at cost                                $     578,980   $   1,538,971    $     672,015  $   1,630,570

See accompanying notes.





                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                             Statements of Assets and Liabilities (continued)

                                            December 31, 2007



                                                                                                    Van Kampen
                                                                                 Van Kampen             UIF
                                                                                     UIF           International
                                                                                 High Yield           Magnum
                                                                             ---------------------------------------
Assets
Investments, at fair value                                                     $     293,662      $   1,803,024
Dividends receivable                                                                       -                  -
                                                                             ---------------------------------------
Net assets                                                                     $     293,662      $   1,803,024
                                                                             =======================================

Accumulation unit value                                                        $       14.49      $       20.76
                                                                             =======================================

Accumulation units outstanding                                                     20,273.35          86,846.76
                                                                             =======================================

Investment information
Number of mutual fund shares                                                       22,799.81         124,346.50

Net asset value per share                                                      $       12.88      $       14.50

Investments, at cost                                                           $     207,608      $   1,626,512

See accompanying notes.



                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                         Statements of Operations

                                       Year Ended December 31, 2007


                                                                                   Transamerica
                                               Transamerica     Transamerica          Asset          Transamerica
                                             Asset Allocation-Asset Allocation-Allocation-Moderate Asset Allocation-
                                               Conservative        Growth             Growth           Moderate
                                             ------------------------------------------------------------------------
  Investment income
  Dividends - ordinary                         $         855    $      44,860    $         34,309    $      13,211
  Dividends - capital gain distributions               1,054           76,721              35,431           11,560
                                             ------------------------------------------------------------------------
                                             ------------------------------------------------------------------------
  Net investment income/loss                           1,909          121,581              69,740           24,771

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                 127           12,569              18,956            7,608
       Change in net unrealized
         appreciation/deprecation of
         investments                                    (190)         (12,506)              3,390           (8,381)
                                             ------------------------------------------------------------------------
  Net gain/loss on investments                           (63)              63              22,346             (773)
                                             ------------------------------------------------------------------------
  Net increase/decrease in net assets          $       1,846    $     121,644    $         92,086    $      23,998
     resulting from operations
                                             ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007


                                                                                                     Transamerica
                                                 Transamerica      Transamerica     Transamerica       Clarion
                                                BlackRock Large  Capital Guardian Capital GuardianGlobal Real Estate
                                                   Cap Value          Global           Value          Securities
                                               ----------------------------------------------------------------------
  Investment income
  Dividends - ordinary                           $        3,829   $         5,079   $      12,655   $       76,801
  Dividends - capital gain distributions                 44,358            51,080          78,299                -
                                               ----------------------------------------------------------------------
                                               ----------------------------------------------------------------------
  Net investment income/loss                             48,187            56,159          90,954           76,801

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                  3,181           (16,511)         15,457           21,775
       Change in net unrealized
         appreciation/deprecation of
         investments                                    (38,372)           (6,831)       (180,019)        (138,661)
                                               ----------------------------------------------------------------------
  Net gain/loss on investments                          (35,191)          (23,342)       (164,562)        (116,886)
                                               ----------------------------------------------------------------------
  Net increase/decrease in net assets            $       12,996   $        32,817   $     (73,608)  $      (40,085)
     resulting from operations
                                               ======================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                               Transamerica
                                                 Federated       Transamerica       Transamerica     Transamerica
                                                  Market         JP Morgan Mid        Marsico         PIMCO Total
                                                Opportunity        Cap Value           Growth           Return
                                             ------------------------------------------------------------------------
  Investment income
  Dividends - ordinary                         $       51,336   $            117   $            42   $      23,461
  Dividends - capital gain distributions                6,595                755             1,599              64
                                             ------------------------------------------------------------------------
                                             ------------------------------------------------------------------------
  Net investment income/loss                           57,931                872             1,641          23,525

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments              (59,799)                73             6,204           1,084
       Change in net unrealized
         appreciation/deprecation of
         investments                                   (4,416)              (601)           20,927          54,413
                                             ------------------------------------------------------------------------
  Net gain/loss on investments                        (64,215)              (528)           27,131          55,497
                                             ------------------------------------------------------------------------
  Net increase/decrease in net assets          $       (6,284)  $            344   $        28,772   $      79,022
     resulting from operations
                                             ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007




                                               Transamerica      Transamerica       Transamerica
                                                 Templeton       Third Avenue        Convertible      Transamerica
                                                  Global             Value           Securities          Equity
                                             ------------------------------------------------------------------------
  Investment income
  Dividends - ordinary                         $          999   $          28,475  $            146   $         662
  Dividends - capital gain distributions                    -             102,030               763         116,693
                                             ------------------------------------------------------------------------
                                             ------------------------------------------------------------------------
  Net investment income/loss                              999             130,505               909         117,355

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                3,092              (2,849)               75         160,006
       Change in net unrealized                                                                 117
         appreciation/deprecation of
         investments                                    5,759            (129,754)                          146,502
                                             ------------------------------------------------------------------------
  Net gain/loss on investments                          8,851            (132,603)              192         306,508
                                             ------------------------------------------------------------------------
  Net increase/decrease in net assets          $        9,850   $          (2,098) $          1,101   $     423,863
     resulting from operations
                                             ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                                                                                     Transamerica
                                               Transamerica                         Transamerica         U.S.
                                                  Growth         Transamerica        Science &        Government
                                              Opportunities      Money Market        Technology       Securities
                                             ------------------------------------------------------------------------
  Investment income
  Dividends - ordinary                         $          85   $         37,184    $            -    $       1,200
  Dividends - capital gain distributions              13,615                  -                 -                -
                                             ------------------------------------------------------------------------
                                             ------------------------------------------------------------------------
  Net investment income/loss                          13,700             37,184                 -            1,200

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments               5,846                  -               (98)             188
       Change in net unrealized
         appreciation/deprecation of
         investments                                  17,151                  -             9,738              395
                                             ------------------------------------------------------------------------
  Net gain/loss on investments                        22,997                  -             9,640              583
                                             ------------------------------------------------------------------------
  Net increase/decrease in net assets          $      36,697   $         37,184    $        9,640    $       1,783
     resulting from operations
                                             ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                             Transamerica          Alger                           AllianceBernste
                                              Van Kampen          American      AllianceBernstein        in VPS
                                                 Mid-Cap         Income &         VPS Growth          Large Cap
                                                 Growth           Growth           & Income             Growth
                                            --------------------------------------------------------------------------
Investment income
Dividends - ordinary                          $           -    $        4,587   $        11,589    $            -
Dividends - capital gain distributions                    -                 -            47,669                 -
                                            --------------------------------------------------------------------------
                                            --------------------------------------------------------------------------
Net investment income/loss                                -             4,587            59,258                 -

Net realized and unrealized gain/loss
   on investments
     Realized gain/loss on investments               16,873             6,319            53,813             9,027
     Change in net unrealized
       appreciation/deprecation of
       investments                                   65,089            43,723           (69,111)           19,799
                                            --------------------------------------------------------------------------
Net gain/loss on investments                         81,962            50,042           (15,298)           28,826
                                            --------------------------------------------------------------------------
Net increase/decrease in net assets           $      81,962    $       54,629   $        43,960    $       28,826
   resulting from operations
                                            ==========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                                                                                        Dreyfus
                                                                     Dreyfus           Dreyfus         Socially
                                                    Dreyfus         Developing         MidCap         Responsible
                                                  Appreciation       Leaders            Stock           Growth
                                                ---------------------------------------------------------------------
  Investment income
  Dividends - ordinary                            $       4,930   $        5,100    $         6,303  $         695
  Dividends - capital gain distributions                      -           89,171            179,074              -
                                                ---------------------------------------------------------------------
                                                ---------------------------------------------------------------------
  Net investment income/loss                              4,930           94,271            185,377            695

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                 10,948           17,672              2,188          3,680
       Change in net unrealized                                                                              5,580
         appreciation/deprecation of investments          6,536         (191,216)          (169,470)
                                                ---------------------------------------------------------------------
  Net gain/loss on investments                           17,484         (173,544)          (167,282)         9,260
                                                ---------------------------------------------------------------------
  Net increase/decrease in net assets             $      22,414   $      (79,273)   $        18,095  $       9,955
     resulting from operations
                                                =====================================================================

See accompanying notes.








                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007




                                                                   Fidelity VIP                         Franklin
                                                  Fidelity VIP        Equity        Fidelity VIP       Small Cap
                                                   Contrafund         Income          Index 500          Value
                                                ---------------------------------------------------------------------
  Investment income
  Dividends - ordinary                            $      12,540   $        14,588   $        75,662  $       7,566
  Dividends - capital gain distributions                428,338            73,566                 -         77,804
                                                ---------------------------------------------------------------------
                                                ---------------------------------------------------------------------
  Net investment income/loss                            440,878            88,154            75,662         85,370

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                 51,384            19,002            86,421         30,183
       Change in net unrealized                                                                           (148,720)
         appreciation/deprecation of investments       (237,317)         (104,729)          (46,846)
                                                ---------------------------------------------------------------------
  Net gain/loss on investments                         (185,933)          (85,727)           39,575       (118,537)
                                                ---------------------------------------------------------------------
  Net increase/decrease in net assets             $     254,945   $         2,427   $       115,237  $     (33,167)
     resulting from operations
                                                =====================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                                                                     Janus Aspen
                                                    Franklin           Janus            Series
                                                  Small-Mid Cap    Aspen Series       Worldwide           MFS(R)
                                                     Growth          Balanced           Growth           Growth
                                                ---------------------------------------------------------------------
  Investment income
  Dividends - ordinary                            $           -    $       16,825   $         2,793   $           -
  Dividends - capital gain distributions                 50,758                 -                 -               -
                                                ---------------------------------------------------------------------
                                                ---------------------------------------------------------------------
  Net investment income/loss                             50,758            16,825             2,793               -

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                 23,131            22,590            18,526          11,682
       Change in net unrealized
         appreciation/deprecation of investments         (5,251)           26,887            15,981          40,999
                                                ---------------------------------------------------------------------
  Net gain/loss on investments                           17,880            49,477            34,507          52,681
                                                ---------------------------------------------------------------------
  Net increase/decrease in net assets             $      68,638    $       66,302   $        37,300   $      52,681
     resulting from operations
                                                =====================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007



                                                                                                       PIMCO VIT
                                                      MFS(R)                                             StocksPLUS
                                                    Investors          MFS(R)           PIMCO VIT         Growth &
                                                      Trust          Research        Real Return         Income
                                                ---------------------------------------------------------------------
  Investment income
  Dividends - ordinary                            $       1,600    $        1,368   $         3,437   $      49,328
  Dividends - capital gain distributions                  1,622                 -               195               -
                                                ---------------------------------------------------------------------
                                                ---------------------------------------------------------------------
  Net investment income/loss                              3,222             1,368             3,632          49,328

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                  5,640             3,752              (384)         35,799
       Change in net unrealized appreciation/
         deprecation of investments                      10,036            19,613             4,555         (45,029)
                                                ---------------------------------------------------------------------
  Net gain/loss on investments                           15,676            23,365             4,171          (9,230)
                                                ---------------------------------------------------------------------
  Net increase/decrease in net assets             $      18,898    $       24,733   $         7,803   $      40,098
     resulting from operations
                                                =====================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007


                                                                                    Van Kampen
                                                  Premier VIT      Premier VIT     UIF Emerging      Van Kampen
                                                     OpCap         OpCap Small        Markets            UIF
                                                    Managed            Cap            Equity        Fixed Income
                                               ---------------------------------------------------------------------
Investment income
Dividends - ordinary                             $      12,403    $            -   $         3,592  $      54,220
Dividends - capital gain distributions                  41,826           293,997            91,630              -
                                               ---------------------------------------------------------------------
                                               ---------------------------------------------------------------------
Net investment income/loss                              54,229           293,997            95,222         54,220

Net realized and unrealized gain/loss
   on investments
     Realized gain/loss on investments                   1,525               572            29,785           (816)
     Change in net unrealized appreciation/
       deprecation of investments                      (39,107)         (289,244)          155,213         26,989
                                               ---------------------------------------------------------------------
Net gain/loss on investments                           (37,582)         (288,672)          184,998         26,173
                                               ---------------------------------------------------------------------
Net increase/decrease in net assets              $      16,647    $        5,325   $       280,220  $      80,393
   resulting from operations
                                               =====================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Operations (continued)

                                       Year Ended December 31, 2007


                                                                                                 Van Kampen
                                                                          Van Kampen                UIF
                                                                             UIF               International
                                                                          High Yield               Magnum
                                                                   -----------------------------------------------
  Investment income
  Dividends - ordinary                                               $           24,638      $           22,527
  Dividends - capital gain distributions                                              -                 154,975
                                                                   -----------------------------------------------
                                                                   -----------------------------------------------
  Net investment income/loss                                                     24,638                 177,502

  Net realized and unrealized gain/loss
     on investments
       Realized gain/loss on investments                                         30,133                  53,214
       Change in net unrealized appreciation/
         deprecation of investments                                             (43,857)                (27,448)
                                                                   -----------------------------------------------
  Net gain/loss on investments                                                  (13,724)                 25,766
                                                                   -----------------------------------------------
  Net increase/decrease in net assets                                $           10,914      $          203,268
     resulting from operations
                                                                   ===============================================

See accompanying notes.




27
                             DRAFT 4/15/2008 4:14 PM
                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Changes in Net Assets

                                       Year Ended December 31, 2007



                                        ransamerica Asset                      Transamerica Asset    Transamerica
                                       T   Allocation-    Transamerica Asset  Allocation- ModerateAsset Allocation-
                                          Conservative    Allocation- Growth         Growth            Moderate
                                       ------------------------------------------------------------------------------
  Operations
  Net investment income/loss             $          1,909   $        121,581   $         69,740     $       24,771
  Realized gain/loss on investments                   127             12,569             18,956              7,608
  Change in net unrealized
     appreciation/deprecation of
     investments                                     (190)           (12,506)             3,390             (8,381)
                                       ------------------------------------------------------------------------------
  Increase/decrease in net assets                   1,846            121,644             92,086             23,998
     resulting from operations

  Contract transactions
  Deposits                                          7,385            946,508            760,805            208,258
  Withdrawals                                      (5,543)          (291,899)          (326,264)          (161,522)
  Transfers between subaccounts                        80            261,323            138,690            200,030
                                       ------------------------------------------------------------------------------
  Net increase/decrease  in net assets
     from contract transactions                     1,922            915,932            573,231            246,766
                                       ------------------------------------------------------------------------------
  Increase/decrease in net assets                   3,768          1,037,576            665,317            270,764

  Net assets at beginning of year                  30,826          1,442,522          1,041,901            208,440
                                       ------------------------------------------------------------------------------
  Net assets at end of year              $         34,594   $      2,480,098   $      1,707,218     $      479,204
                                       ==============================================================================

See accompanying notes.







                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007


                                                      Transamerica    Transamerica    Transamerica    Transamerica
                                                                        Capital          Capital     Clarion Global
                                                     BlackRock Large     Guardian        Guardian       Real Estate
                                                      Value Cap         Global           Value        Securities
                                                    -----------------------------------------------------------------
  Operations
  Net investment income/loss                          $       48,187  $      56,159   $       90,954   $     76,801
  Realized gain/loss on investments                            3,181        (16,511)          15,457         21,775
  Change in net unrealized appreciation/deprecation                          (6,831)
     of investments                                          (38,372)                       (180,019)      (138,661)
                                                    -----------------------------------------------------------------
  Increase/decrease in net assets                             12,996         32,817          (73,608)       (40,085)
     resulting from operations

  Contract transactions
  Deposits                                                   131,668        114,513          175,617        140,771
  Withdrawals                                                (37,027)       (72,782)        (132,764)       (56,396)
  Transfers between subaccounts                               64,623         13,176            4,655         82,728
                                                    -----------------------------------------------------------------
  Net increase/decrease  in net assets
     from contract transactions                              159,264         54,907           47,508        167,103
                                                    -----------------------------------------------------------------
  Increase/decrease in net assets                            172,260         87,724          (26,100)       127,018

  Net assets at beginning of year                            295,929        507,093        1,066,238        355,438
                                                    -----------------------------------------------------------------
  Net assets at end of year                           $      468,189  $     594,817   $    1,040,138   $    482,456
                                                    =================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                               Transamerica    Transamerica JP    Transamerica   Transamerica PIMCO
                                                Federated         Morgan Mid         Marsico            Total
                                            Market Opportunity    Cap Value          Growth            Return
                                            -------------------------------------------------------------------------
  Operations
  Net investment income/loss                  $        57,931   $            872  $        1,641   $         23,525
  Realized gain/loss on investments                   (59,799)                73           6,204              1,084
  Change in net unrealized                                                                20,927
     appreciation/deprecation of investments           (4,416)              (601)                            54,413
                                            -------------------------------------------------------------------------
  Increase/decrease in net assets                      (6,284)               344          28,772             79,022
     resulting from operations

  Contract transactions
  Deposits                                            365,715               (338)         32,368            183,962
  Withdrawals                                        (122,111)              (265)        (13,554)           (71,745)
  Transfers between subaccounts                      (143,335)                57           4,740             28,820
                                            -------------------------------------------------------------------------
  Net increase/decrease  in net assets                                                    23,554
     from contract transactions                       100,269               (546)                           141,037
                                            -------------------------------------------------------------------------
  Increase/decrease in net assets                      93,985               (202)         52,326            220,059

  Net assets at beginning of year                   1,360,883             11,479         131,914            793,915
                                            -------------------------------------------------------------------------
  Net assets at end of year                   $     1,454,868   $         11,277  $      184,240   $      1,013,974
                                            =========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                                                 Transamerica      Transamerica
                                                Transamerica     Third Avenue      Convertible       Transamerica
                                              Templeton Global       Value          Securities          Equity
                                             ------------------------------------------------------------------------
  Operations
  Net investment income/loss                   $           999   $       130,505  $            909  $       117,355
  Realized gain/loss on investments                      3,092            (2,849)               75          160,006
  Change in net unrealized                                                                     117
     appreciation/deprecation of investments             5,759          (129,754)                           146,502
                                             ------------------------------------------------------------------------
  Increase/decrease in net assets                        9,850            (2,098)            1,101          423,863
     resulting from operations

  Contract transactions
  Deposits                                              49,988           101,033             3,715          461,294
  Withdrawals                                          (13,157)          (66,499)           (1,819)        (264,954)
  Transfers between subaccounts                         45,909           175,164             7,238         (132,559)
                                             ------------------------------------------------------------------------
  Net increase/decrease  in net assets
     from contract transactions                         82,740           209,698             9,134           63,781
                                             ------------------------------------------------------------------------
  Increase/decrease in net assets                       92,590           207,600            10,235          487,644

  Net assets at beginning of year                       31,613           540,487             5,015        2,591,731
                                             ------------------------------------------------------------------------
  Net assets at end of year                    $       124,203   $       748,087  $         15,250  $     3,079,375
                                             ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                               Transamerica                       Transamerica      Transamerica
                                                  Growth         Transamerica       Science &     U.S. Government
                                              Opportunities      Money Market      Technology        Securities
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $        13,700   $         37,184  $             -  $         1,200
Realized gain/loss on investments                       5,846                  -              (98)             188
Change in net unrealized
   appreciation/deprecation of investments             17,151                  -            9,738              395
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        36,697             37,184            9,640            1,783
   resulting from operations

Contract transactions
Deposits                                               80,053          1,347,530            7,657           22,610
Withdrawals                                           (32,634)          (282,045)          (6,233)          (4,538)
Transfers between subaccounts                          29,471           (847,057)          21,675            4,439
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets
   from contract transactions                          76,890            218,428           23,099           22,511
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       113,587            255,612           32,739           24,294

Net assets at beginning of year                       120,259            671,052           18,413           20,806
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       233,846   $        926,664  $        51,152  $        45,100
                                            ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007


                                          Transamerica Van       Alger        AllianceBernstein   AllianceBernstein
                                                               American
                                           Kampen Mid-Cap      Income &          VPS Growth              VPS
                                               Growth           Growth            & Income         Large Cap Growth
                                         -----------------------------------------------------------------------------
Operations
Net investment income/loss                 $            -    $         4,587  $        59,258      $              -
Realized gain/loss on investments                  16,873              6,319           53,813                 9,027
Change in net unrealized appreciation/
   deprecation of investments                      65,089             43,723          (69,111)               19,799
                                         -----------------------------------------------------------------------------
Increase/decrease in net assets                    81,962             54,629           43,960                28,826
   resulting from operations

Contract transactions
Deposits                                           70,397            105,173          135,342                33,639
Withdrawals                                       (34,023)           (59,376)        (155,517)              (43,437)
Transfers between subaccounts                       6,382             (6,858)         (10,822)                2,411
                                         -----------------------------------------------------------------------------
                                         -----------------------------------------------------------------------------
Net increase/decrease  in net assets               42,756             38,939          (30,997)               (7,387)
   from contract transactions
                                         -----------------------------------------------------------------------------
Increase/decrease in net assets                   124,718             93,568           12,963                21,439

Net assets at beginning of year                   348,544            530,337          977,944               204,753
                                         -----------------------------------------------------------------------------
                                         -----------------------------------------------------------------------------
Net assets at end of year                  $      473,262    $       623,905  $       990,907      $        226,192
                                         =============================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007


                                                 Dreyfus          Dreyfus           Dreyfus           Dreyfus
                                                                                                      Socially
                                                                 Developing          MidCap         Responsible
                                              Appreciation        Leaders            Stock             Growth
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $         4,930  $        94,271   $       185,377   $            695
Realized gain/loss on investments                      10,948           17,672             2,188              3,680
Change in net unrealized
   appreciation/deprecation of investments              6,536         (191,216)         (169,470)             5,580
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        22,414          (79,273)           18,095              9,955
   resulting from operations

Contract transactions
Deposits                                               70,004          129,112           315,346             17,233
Withdrawals                                           (44,834)         (95,470)         (131,659)           (19,613)
Transfers between subaccounts                          (9,745)         (49,294)          (15,573)             2,045
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets                   15,425          (15,652)          168,114               (335)
   from contract transactions
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        37,839          (94,925)          186,209              9,620

Net assets at beginning of year                       318,536          724,126         1,475,423            131,071
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       356,375  $       629,201   $     1,661,632   $        140,691
                                            ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007


                                              Fidelity VIP                        Fidelity VIP        Franklin

                                                                Fidelity VIP
                                                                   Equity                            Small Cap
                                               Contrafund          Income          Index 500           Value
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $       440,878  $        88,154   $        75,662   $         85,370
Realized gain/loss on investments                      51,384           19,002            86,421             30,183
Change in net unrealized                                              (104,729)
   appreciation/deprecation of investments           (237,317)                           (46,846)          (148,720)
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       254,945            2,427           115,237            (33,167)
   resulting from operations

Contract transactions
Deposits                                              261,827          128,301           430,001            197,121
Withdrawals                                          (143,160)         (83,970)         (299,649)          (123,322)
Transfers between subaccounts                          14,566           (4,426)          (14,273)            43,911
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets                  133,233           39,905           116,079            117,710
   from contract transactions
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       388,178           42,332           231,316             84,543

Net assets at beginning of year                     1,395,034          826,981         2,195,504          1,053,357
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net assets at end of year                     $     1,783,212  $       869,313   $     2,426,820   $      1,137,900
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007


                                                Franklin           Janus                                MFS(R)
                                                                                  Janus Aspen
                                                                                     Series
                                              Small-Mid Cap     Aspen Series       Worldwide
                                                 Growth           Balanced           Growth            Growth
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $        50,758  $        16,825   $         2,793   $              -
Realized gain/loss on investments                      23,131           22,590            18,526             11,682
Change in net unrealized                                                26,887
   appreciation/deprecation of investments             (5,251)                            15,981             40,999
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        68,638           66,302            37,300             52,681
   resulting from operations

Contract transactions
Deposits                                              163,467          130,970            94,906             72,910
Withdrawals                                           (75,699)         (52,647)          (44,123)           (34,533)
Transfers between subaccounts                         (23,623)          18,886            47,942              8,227
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets                   64,145           97,209            98,725             46,604
   from contract transactions
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       132,783          163,511           136,025             99,285

Net assets at beginning of year                       626,114          576,668           369,632            233,228
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       758,897  $       740,179   $       505,657   $        332,513
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                                                                                     PIMCO VIT
                                                  MFS(R)                                               StocksPLUS
                                                Investors           MFS(R)           PIMCO VIT          Growth &
                                                  Trust           Research        Real Return          Income
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $         3,222  $         1,368   $         3,632   $         49,328
Realized gain/loss on investments                       5,640            3,752              (384)            35,799
Change in net unrealized appreciation/
   deprecation of investments                          10,036           19,613             4,555            (45,029)
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        18,898           24,733             7,803             40,098
   resulting from operations

Contract transactions
Deposits                                               31,146           28,511            16,947            110,426
Withdrawals                                           (18,410)         (16,534)           (9,359)          (141,865)
Transfers between subaccounts                              84            8,305             4,808            (22,438)
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets                   12,820           20,282            12,396            (53,877)
   from contract transactions
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        31,718           45,015            20,199            (13,779)

Net assets at beginning of year                       171,385          177,020            64,643            676,141
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       203,103  $       222,035   $        84,842   $        662,362
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                                                                   Van Kampen
                                               Premier VIT      Premier VIT       UIF Emerging       Van Kampen
                                                  OpCap         OpCap Small         Markets             UIF
                                                 Managed            Cap              Equity         Fixed Income
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $        54,229  $       293,997   $        95,222   $         54,220
Realized gain/loss on investments                       1,525              572            29,785               (816)
Change in net unrealized appreciation/                                (289,244)
   deprecation of investments                         (39,107)                           155,213             26,989
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        16,647            5,325           280,220             80,393
   resulting from operations

Contract transactions
Deposits                                               76,308          260,169           123,723            279,660
Withdrawals                                           (52,381)         (84,810)          (85,111)          (231,364)
Transfers between subaccounts                         (27,030)         (16,615)          100,131            107,853
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease  in net assets                   (3,103)         158,744           138,743            156,149
   from contract transactions
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        13,544          164,069           418,963            236,542

Net assets at beginning of year                       537,148        1,271,928           621,820          1,419,262
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       550,692  $     1,435,997   $     1,040,783   $      1,655,804
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2007



                                                                                                    Van Kampen
                                                                                  Van Kampen            UIF
                                                                                     UIF           International
                                                                                  High Yield          Magnum
                                                                              --------------------------------------
Operations
Net investment income/loss                                                       $        24,638   $      177,502
Realized gain/loss on investments                                                         30,133           53,214
Change in net unrealized appreciation/                                                                    (27,448)
   deprecation of investments                                                            (43,857)
                                                                              --------------------------------------
Increase/decrease in net assets                                                           10,914          203,268
   resulting from operations

Contract transactions
Deposits                                                                                  62,866          348,416
Withdrawals                                                                              (53,497)        (169,147)
Transfers between subaccounts                                                                220           82,809
                                                                              --------------------------------------
                                                                              --------------------------------------
Net increase/decrease  in net assets                                                       9,589          262,078
   from contract transactions
                                                                              --------------------------------------
Increase/decrease in net assets                                                           20,503          465,346

Net assets at beginning of year                                                          273,159        1,337,678
                                                                              --------------------------------------
                                                                              --------------------------------------
Net assets at end of year                                                        $       293,662   $    1,803,024
                                                                              ======================================

See accompanying notes.





                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                   Statements of Changes in Net Assets

                                       Year Ended December 31, 2006




                                      Transamerica Asset                         Transamerica    Transamerica Asset
                                         Allocation-    Transamerica Asset   Asset Allocation-      Allocation-
                                        Conservative    Allocation- Growth    Moderate Growth        Moderate
                                     -------------------------------------------------------------------------------
Operations
Net investment income/loss             $          2,057   $         63,265   $         46,479     $       14,837
Realized gain/loss on investments                   (18)             4,181              8,441              3,954
Change in net unrealized
   appreciation/ deprecation of
   investments                                      150             46,022             30,337              2,857
                                     -------------------------------------------------------------------------------
Increase/decrease in net assets                   2,189            113,468             85,257             21,648
   resulting from operations

Contract transactions
Deposits                                         23,519            619,445            491,248             42,199
Withdrawals                                      (7,975)          (266,201)          (195,365)           (25,363)
Transfers between subaccounts                       924            742,268            442,145             79,702
                                     -------------------------------------------------------------------------------
Net increase/decrease  in net assets
   from contract transactions                    16,468          1,095,512            738,028             96,538
                                     -------------------------------------------------------------------------------
Increase/decrease in net assets                  18,657          1,208,980            823,285            118,186

Net assets at beginning of year                  12,169            233,542            218,616             90,254
                                     -------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------
Net assets at end of year              $         30,826   $      1,442,522   $      1,041,901     $      208,440
                                     ===============================================================================

See accompanying notes.







40

                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006




                                                     Transamerica    Transamerica    Transamerica    Transamerica
                                                    BlackRock Large     Capital          Capital     Clarion Global
                                                      Value Cap        Guardian        Guardian       Real Estate
                                                                       Global           Value        Securities
                                                   -----------------------------------------------------------------
Operations
Net investment income/loss                           $        9,660  $     149,022   $      114,021   $     25,484
Realized gain/loss on investments                             2,079           (603)          50,078          4,524
Change in net unrealized appreciation/
   deprecation of investments                                13,525        (90,722)          (8,972)        44,036
                                                   -----------------------------------------------------------------
Increase/decrease in net assets                              25,264         57,697          155,127         74,044
   resulting from operations

Contract transactions
Deposits                                                     82,393        149,989          142,655         49,970
Withdrawals                                                 (36,754)       (59,517)        (101,636)       (24,514)
Transfers between subaccounts                               166,369         18,521           15,650        136,226
                                                   -----------------------------------------------------------------
Net increase/decrease  in net assets
   from contract transactions                               212,008        108,993           56,669        161,682
                                                   -----------------------------------------------------------------
Increase/decrease in net assets                             237,272        166,690          211,796        235,726

Net assets at beginning of year                              58,657        340,403          854,442        119,712
                                                   -----------------------------------------------------------------
Net assets at end of year                            $      295,929  $     507,093   $    1,066,238   $    355,438
                                                   =================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                              Transamerica    Transamerica JP    Transamerica   Transamerica PIMCO
                                               Federated         Morgan Mid        Marsico            Total
                                           Market Opportunity    Cap Value          Growth            Return
                                           -------------------------------------------------------------------------
Operations
Net investment income/loss                   $       118,900   $          1,291  $          129  $         24,543
Realized gain/loss on investments                    (12,909)               163             504              (682)
Change in net unrealized appreciation/
   deprecation of investments                        (77,852)               382           5,006             6,497
                                           -------------------------------------------------------------------------
Increase/decrease in net assets                       28,139              1,836           5,639            30,358
   resulting from operations

Contract transactions
Deposits                                             374,575              2,217          32,759           267,359
Withdrawals                                         (132,486)            (1,635)        (11,617)         (125,277)
Transfers between subaccounts                         67,918             (1,122)         76,039           154,139
                                           -------------------------------------------------------------------------
Net increase/decrease  in net assets                                                     97,181
   from contract transactions                        310,007               (540)                          296,221
                                           -------------------------------------------------------------------------
Increase/decrease in net assets                      338,146              1,296         102,820           326,579

Net assets at beginning of year                    1,022,737             10,183          29,094           467,336
                                           -------------------------------------------------------------------------
Net assets at end of year                    $     1,360,883   $         11,479  $      131,914  $        793,915
                                           =========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                Transamerica     Transamerica
                                              Transamerica      Third Avenue     Convertible       Transamerica
                                            Templeton Global       Value          Securities          Equity
                                           -------------------------------------------------------------------------
Operations
Net investment income/loss                   $           132    $       15,237  $             57  $             -
Realized gain/loss on investments                        334             10,277               21          122,032
Change in net unrealized appreciation/                                                        78
   deprecation of investments                          1,560             15,840                            79,805
                                           -------------------------------------------------------------------------
Increase/decrease in net assets                        2,026             41,354              156          201,837
   resulting from operations

Contract transactions
Deposits                                               6,155            108,524            1,006          461,733
Withdrawals                                           (2,723)           (47,076)            (968)        (349,547)
Transfers between subaccounts                         23,225            358,019            4,810           (1,618)
                                           -------------------------------------------------------------------------
Net increase/decrease  in net assets                                                       4,848
   from contract transactions                         26,657            419,467                           110,568
                                           -------------------------------------------------------------------------
Increase/decrease in net assets                       28,683            460,821            5,004          312,405

Net assets at beginning of year                        2,930             79,666               11        2,279,326
                                           -------------------------------------------------------------------------
Net assets at end of year                    $        31,613    $      540,487  $          5,015  $     2,591,731
                                           =========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                               Transamerica                       Transamerica      Transamerica
                                                  Growth         Transamerica       Science &     U.S. Government
                                              Opportunities      Money Market      Technology        Securities
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $         2,970   $         37,698  $         1,421  $           219
Realized gain/loss on investments                       2,578                  -             (288)               -
Change in net unrealized appreciation/                                                                         (19)
   deprecation of investments                          (3,018)                 -           (1,346)
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting               2,530             37,698             (213)             200
   from operations

Contract transactions
Deposits                                               42,351          2,657,931            5,208            3,994
Withdrawals                                           (26,197)          (127,263)          (4,497)          (1,944)
Transfers between subaccounts                          54,783         (2,524,096)          15,019           15,385
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                          70,937              6,572           15,730           17,435
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        73,467             44,270           15,517           17,635

Net assets at beginning of year                        46,792            626,782            2,896            3,171
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       120,259   $        671,052  $        18,413  $        20,806
                                            ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006


                                                                Alger        AllianceBernstein   AllianceBernstein
                                        Transamerica Van      American
                                          Kampen Mid-Cap      Income &          VPS Growth              VPS
                                              Growth           Growth            & Income         Large Cap Growth
                                        -----------------------------------------------------------------------------
Operations
Net investment income/loss                $            -    $         6,946  $        48,731      $              -
Realized gain/loss on investments                  5,170             41,015           26,274                11,444
Unrealized appreciation/depreciation of
   investments                                    24,560              4,947           62,962               (14,132)
                                        -----------------------------------------------------------------------------
Increase/decrease in net assets
resulting
   from operations                                29,730             52,908          137,967                (2,688)

Contract transactions
Deposits                                          60,683             40,213          196,878                61,960
Withdrawals                                      (31,763)           (52,267)         (70,418)              (27,777)
Transfers between subaccounts                     12,429            (22,835)          62,333                (6,353)
                                        -----------------------------------------------------------------------------
                                        -----------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                     41,349            (34,889)         188,793                27,830
                                        -----------------------------------------------------------------------------
Increase/decrease in net assets                   71,079             18,019          326,760                25,142

Net assets at beginning of year                  277,465            512,318          651,184               179,611
                                        -----------------------------------------------------------------------------
Net assets at end of year                 $      348,544    $       530,337  $       977,944      $        204,753
                                        =============================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                                                      Dreyfus
                                                                  Dreyfus           Dreyfus           Socially
                                                 Dreyfus         Developing          MidCap         Responsible
                                              Appreciation        Leaders            Stock             Growth
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $         4,131  $        59,963   $       192,639   $            116
Realized gain/loss on investments                       7,300           40,036            28,426              4,635
Unrealized appreciation/depreciation of
   investments                                         31,333          (71,882)         (118,637)             5,263
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting
   from operations                                     42,764           28,117           102,428             10,014

Contract transactions
Deposits                                               77,974          157,701           386,837             32,130
Withdrawals                                           (34,447)        (100,832)         (160,502)           (22,745)
Transfers between subaccounts                         (20,655)         (46,347)           25,542              2,543
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                          22,872           10,522           251,877             11,928
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        65,636           38,639           354,305             21,942

Net assets at beginning of year                       252,900          685,487         1,121,118            109,129
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       318,536  $       724,126   $     1,475,423   $        131,071
                                            ========================================================================

See accompanying notes.






                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006




                                                                Fidelity VIP                          Franklin
                                              Fidelity VIP         Equity         Fidelity VIP       Small Cap
                                               Contrafund          Income          Index 500           Value
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $       120,472  $       111,338   $        25,369   $         38,237
Realized gain/loss on investments                      73,242           16,485            23,059             43,743
Unrealized appreciation/depreciation of                                  3,038
   investments                                        (58,367)                           225,349             57,257
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting
   from operations                                    135,347          130,861           273,777            139,237

Contract transactions
Deposits                                              245,725          139,432           485,163            234,298
Withdrawals                                          (167,751)        (107,020)         (217,825)          (151,681)
Transfers between subaccounts                         208,229           36,582            43,925            102,341
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                         286,203           68,994           311,263            184,958
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       421,550          199,855           585,040            324,195

Net assets at beginning of year                       973,484          627,126         1,610,464            729,162
                                            ------------------------------------------------------------------------
Net assets at end of year                     $     1,395,034  $       826,981   $     2,195,504   $      1,053,357
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                                  Janus Aspen
                                                Franklin           Janus             Series
                                              Small-Mid Cap     Aspen Series       Worldwide            MFS(R)
                                                 Growth           Balanced           Growth            Growth
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $             -  $         9,860   $         5,075   $              -
Realized gain/loss on investments                      30,702            5,841             2,958              6,819
Unrealized appreciation/depreciation
    of investments                                     14,703           33,264            44,342              8,892
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting
   from operations                                     45,405           48,965            52,375             15,711

Contract transactions
Deposits                                              151,321          109,800            92,520             70,128
Withdrawals                                           (93,503)         (41,230)          (31,431)           (52,686)
Transfers between subaccounts                          24,419           44,027            18,994              7,019
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                          82,237          112,597            80,083             24,461
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       127,642          161,562           132,458             40,172

Net assets at beginning of year                       498,472          415,106           237,174            193,056
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       626,114  $       576,668   $       369,632   $        233,228
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                                                     PIMCO VIT
                                                  MFS(R)                                               StocksPLUS
                                                Investors           MFS(R)           PIMCO VIT          Growth &
                                                  Trust           Research        Real Return          Income
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $           743  $           840   $         3,483   $         31,074
Realized gain/loss on investments                       3,553            3,817              (178)            22,240
Unrealized appreciation/depreciation
    of investments                                     14,219           11,678            (2,690)            33,050
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting
   from operations                                     18,515           16,335               615             86,364

Contract transactions
Deposits                                               37,955           33,139            15,619            119,020
Withdrawals                                           (13,283)         (25,116)           (6,328)           (70,443)
Transfers between subaccounts                             777             (857)           45,743            (15,439)
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                          25,449            7,166            55,034             33,138
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                        43,964           23,501            55,649            119,502

Net assets at beginning of year                       127,421          153,519             8,994            556,639
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       171,385  $       177,020   $        64,643   $        676,141
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                                   Van Kampen
                                               Premier VIT      Premier VIT       UIF Emerging       Van Kampen
                                                  OpCap         OpCap Small         Markets             UIF
                                                 Managed            Cap              Equity         Fixed Income
                                            ------------------------------------------------------------------------
Operations
Net investment income/loss                    $        55,922  $        52,727   $        15,022   $         57,827
Realized gain/loss on investments                         789           22,124            14,436               (819)
Unrealized appreciation/depreciation                                   155,742
    of investments                                    (10,591)                           125,098             (6,452)
                                            ------------------------------------------------------------------------
Increase/decrease in net assets resulting
   from operations                                     46,120          230,593           154,556             50,556

Contract transactions
Deposits                                               94,386          257,619           117,019            314,881
Withdrawals                                           (61,971)        (106,010)          (66,620)          (176,817)
Transfers between subaccounts                          31,803            6,751            74,481             90,913
                                            ------------------------------------------------------------------------
                                            ------------------------------------------------------------------------
Net increase/decrease in net assets
   from contract transactions                          64,218          158,360           124,880            228,977
                                            ------------------------------------------------------------------------
Increase/decrease in net assets                       110,338          388,953           279,436            279,533

Net assets at beginning of year                       426,810          882,975           342,384          1,139,729
                                            ------------------------------------------------------------------------
Net assets at end of year                     $       537,148  $     1,271,928   $       621,820   $      1,419,262
                                            ========================================================================

See accompanying notes.




                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                 Statements of Changes in Net Assets (continued)

                                       Year Ended December 31, 2006



                                                                                                    Van Kampen
                                                                                  Van Kampen            UIF
                                                                                     UIF           International
                                                                                  High Yield          Magnum
                                                                              --------------------------------------
Operations
Net investment income/loss                                                       $        26,658   $       72,194
Realized gain/loss on investments                                                       (137,766)          15,265
Unrealized appreciation/depreciation
    of investments                                                                       138,530          141,353
                                                                              --------------------------------------
Increase/decrease in net assets resulting
   from operations                                                                        27,422          228,812

Contract transactions
Deposits                                                                                  (6,064)         345,710
Withdrawals                                                                              (31,142)        (124,152)
Transfers between subaccounts                                                            (27,022)         185,080
                                                                              --------------------------------------
                                                                              --------------------------------------
Net increase/decrease in net assets
   from contract transactions                                                            (64,228)         406,638
                                                                              --------------------------------------
Increase/decrease in net assets                                                          (36,806)         635,450

Net assets at beginning of year                                                          309,965          702,228
                                                                              --------------------------------------
Net assets at end of year                                                        $       273,159   $    1,337,678
                                                                              ======================================

See accompanying notes.

                                        Separate Account VUL-6 of
                              Transamerica Occidental Life Insurance Company

                                      Notes to Financial Statements

                                            December 31, 2007


1. Organization of the Account

Separate Account VUL-6 of Transamerica Occidental Life Insurance Company (the Separate Account) was established by Transamerica Occidental Life Insurance Company (Transamerica) as a separate account pursuant to a resolution adopted by Transamerica's Board of Directors on June 11, 1996. The Separate Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust and is designed to provide life insurance benefits pursuant to variable life insurance contracts (the Contract) issued by Transamerica. The Contracts allow policyholders to direct funds into a fixed interest account that is not part of the Separate Account.

In accordance with the terms of the Contracts, all payments are directed either to the fixed account or to subaccounts within the Separate Account. Payments allocated to the Separate Account by policy owners must be allocated to purchase units of one or more of the Separate Account's subaccounts as indicated below, each of which invests exclusively in a specific corresponding mutual fund portfolio (the Funds). The Funds are open-end management investment companies registered under the Investment Company Act of 1940.

                      Subaccounts                                     Underlying Portfolios
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------
                                                   Transamerica Series Trust, Inc(1)
                                                      Transamerica Asset Allocation - Conservative Portfolio -
     Transamerica Asset Allocation - Conservative       Initial Class
     Transamerica Asset Allocation - Growth           Transamerica Asset Allocation - Growth Portfolio -
                                                        Initial Class
     Transamerica Asset Allocation - Moderate         Transamerica Asset Allocation - Moderate Growth
        Growth                                          Portfolio - Initial Class
     Transamerica Asset Allocation - Moderate         Transamerica Asset Allocation - Moderate Portfolio -
                                                        Initial Class
     Transamerica BlackRock Large Cap Value           Transamerica BlackRock Large Cap Value - Initial Class
     Transamerica Capital Guardian Global             Transamerica Capital Guardian Global - Initial Class
     Transamerica Capital Guardian Value              Transamerica Capital Guardian Value - Initial Class
     Transamerica Clarion Global Real Estate          Transamerica Clarion Global Real Estate Securities -
        Securities                                      Initial Class
     Transamerica Federated Market Opportunity        Transamerica Federated Market Opportunity - Initial
                                                        Class(2)
     Transamerica JP Morgan Mid Cap Value             Transamerica JP Morgan Mid Cap Value - Initial Class
     Transamerica Marsico Growth                      Transamerica Marsico Growth - Initial Class


1. Organization of the Account (continued)

                      Subaccounts                                     Underlying Portfolios
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                   Transamerica Series Trust, Inc (continued)
     Transamerica PIMCO Total Return                  Transamerica PIMCO Total Return - Initial Class
     Transamerica Templeton Global                    Transamerica Templeton Transamerica Global - Initial
                                                        Class
     Transamerica Third Avenue Value                  Transamerica Third Avenue Value - Initial Class
     Transamerica Convertible Securities              Transamerica Convertible Securities - Initial Class
     Transamerica Equity                              Transamerica Equity - Initial Class
     Transamerica Growth Opportunities                Transamerica Growth Opportunities - Initial Class
     Transamerica Money Market                        Transamerica Money Market - Initial Class
     Transamerica Science & Technology                Transamerica Science & Technology - Initial Class
     Transamerica U.S. Government Securities          Transamerica U.S. Government Securities - Initial Class
     Transamerica Van Kampen Mid-Cap Growth           Transamerica Van Kampen Mid-Cap Growth - Initial Class

                                                   The Alger American Fund
     Alger American Income & Growth                   Alger American Income & Growth - Class O

                                                   Alliance Variable Products Series Funds
     AllianceBernstein VPS Growth & Income            AllianceBernstein VPS Growth and Income - Class B
     AllianceBernstein VPS Large Cap Growth           AllianceBernstein VPS Large Cap Growth - Class B

                                                   Dreyfus Variable Investments Fund
     Dreyfus Appreciation                             Dreyfus VIF Appreciation Portfolio - Initial Shares
     Dreyfus Developing Leaders                       Dreyfus VIF Developing Leaders Portfolio - Initial Shares

                                                   Dreyfus Investment Portfolios
     Dreyfus MidCap Stock                             Dreyfus MidCap Stock Portfolio - Initial Shares

                                                   Dreyfus Socially Responsible Growth Fund, Inc.
                                                      The Dreyfus  Socially  Responsible  Growth Fund - Initial
     Dreyfus Socially Responsible Growth                Shares

                                                   Fidelity Variable Insurance Products Fund
     Fidelity VIP Contrafund(R)                         Fidelity VIP Contrafund(R) Portfolio - Class 2
     Fidelity VIP Equity Income                       Fidelity VIP Equity-Income Portfolio - Class 2
     Fidelity VIP Index 500                           Fidelity VIP Index 500 Portfolio - Class 2


1. Organization of the Account (continued)

                      Subaccounts                                     Underlying Portfolios
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

                                                   Franklin Templeton Variable Insurance Products Trust
     Franklin Small Cap Value                         Franklin Small Cap Value Securities Fund - Class 2
     Franklin Small-Mid Cap Growth                    Franklin Small-Mid Cap Growth Securities Fund - Class 2

                                                   Janus Aspen Series
     Janus Aspen Series Balanced                      Janus Aspen Series Balanced - Service Shares
     Janus Aspen Series Worldwide Growth              Janus Aspen Series Worldwide Growth - Service Shares

                                                   MFS Variable Insurance Trust
     MFS(R) Growth                                      MFS(R) Growth Series - Initial Class(3)
     MFS(R) Investors Trust                             MFS(R) Investors Trust Series - Initial Class
     MFS(R) Research                                    MFS(R) Research Series - Initial Class

                                                   PIMCO Variable Insurance Trust
     PIMCO VIT Real Return                            PIMCO VIT Real Return - Admin. Class
     PIMCO VIT StocksPLUS Growth & Income             PIMCO VIT StocksPLUS Growth & Income - Admin. Class

                                                   Premier Variable Insurance Trust
     Premier VIT OpCap Managed                        Premier VIT OpCap Managed Portfolio
     Premier VIT OpCap Small Cap                      Premier VIT OpCap Small Cap Portfolio

                                                   The Van Kampen Universal Institutional Funds, Inc.
     Van Kampen UIF Emerging Markets Equity           Van Kampen UIF Emerging Markets Equity - Class 1
     Van Kampen UIF Fixed Income                      Van Kampen UIF Core Plus Fixed Income - Class 1
     Van Kampen UIF High Yield                        Van Kampen UIF High Yield - Class 1
     Van Kampen UIF International Magnum              Van Kampen UIF International Magnum - Class 1

     (1)Formerly AEGON/Transamerica Series Trust, Inc.

     2 Formerly AEGON/Transamerica Federated Growth & Income - Initial Class

     (3) Formerly MFS(R) Emerging Growth Series - Initial Class

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Transamerica's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts are not chargeable with liabilities arising out of any other business Transamerica may conduct.

2. Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein. The accounting principles followed and the methods of applying those principles are presented below:

Investment Valuation - Investments in the Funds' shares are carried at fair (net asset) value. Realized investment gains or losses are determined on a specific-identification basis. Investment transactions are accounted for on the date the order to buy or sell is executed (trade date).

Investment Income - Investment income consists of dividend income (both ordinary and capital gains) and is recognized on the ex-dividend date. All distributions received are reinvested in the respective subaccounts.

Federal Income Taxes - Operations of the Separate Account are part of, and will be taxed with, those of Transamerica, which is taxed as a "life insurance company" under the Internal Revenue Code. Under current federal income tax laws, income from assets maintained in the Separate Account for the exclusive benefit of participants generally is not subject to federal income tax.

3. Expenses and Charges

A monthly charge is assessed on each monthly policy date against the accumulation value of the subaccounts of the base policy and for each policy layer. This rate varies by the length of time the policy has been in force. The monthly rate is 1/12 of the annual rate. For policy years one through 10, the annual rate is 0.65%. The annual rate currently charged during policy years 11 through 20 is 0.15%, and for policy years 21 and later, 0.00%. However, any rate not in excess of the maximum guaranteed mortality and expense risk charge may be charged. The maximum guaranteed mortality and expense risk charge on an annual basis is 0.65% during policy years one through 10, 0.40% in policy years 11 through 20, and 0.25% in policy years 21 and later.

An administrative charge is deducted by Transamerica prior to allocation of policyowner payments to the subaccounts, which is equal to 7.6% of the premium payments allocated to basic coverage, up to target amounts, during policy or layer years 1-10; and 3.6% of premium payments allocated to basic coverage in excess of target amounts during policy or layer years 1-10 and on all amounts allocated to basic coverage during policy or layer years 11 and later. Currently, all premiums allocated to supplemental coverage are subject to an administrative charge equal to 3.6% of the premium payment. Transamerica may assess an administrative charge of up to 8.6% of premium payments allocated to supplemental coverage, up to target amounts, during the first ten rider or rider layer years. The first 18 transfers in a policy year are free. Transamerica may impose a charge of up to $25 for each transfer in excess of 18 transfers during a policy year, but currently Transamerica does not impose such fee.

Surrender charges may also apply to partial withdrawals, full surrenders, and decreases in face amount of insurance. Under all forms of the policy, monthly charges against policy cash values are made to compensate Transamerica for costs of insurance provided.

4. Investment Transactions

The aggregate cost of purchases and the aggregate proceeds from the sales of investments for the year ended December 31, 2007, were:

                                                                               Aggregate         Aggregate
                                                                               Purchases           Sales
                                                                           ------------------------------------
     Subaccount
     Transamerica Asset Allocation - Conservative                            $        9,384    $        5,554
     Transamerica Asset Allocation - Growth                                       1,133,280            95,772
     Transamerica Asset Allocation - Moderate Growth                                833,040           190,069
     Transamerica Asset Allocation - Moderate                                       959,517           687,980
     Transamerica BlackRock Large Cap Value                                         280,087            72,636
     Transamerica Capital Guardian Global                                           208,624            97,558
     Transamerica Capital Guardian Value                                            277,722           139,260
     Transamerica Clarion Global Real Estate Securities                             369,748           125,844
     Transamerica Federated Market Opportunity                                      517,878           359,678
     Transamerica JP Morgan Mid Cap Value                                               998               672
     Transamerica Marsico Growth                                                     64,869            39,675
     Transamerica PIMCO Total Return                                                220,253            55,691





4. Investment Transactions (continued)

                                                                                    Aggregate        Aggregate
                                                                                    Purchases          Sales
                                                                                ------------------------------------
Subaccount (continued)
Transamerica Templeton Global                                                      $     104,016    $      20,277
Transamerica Third Avenue Value                                                          454,001          113,799
Transamerica Convertible Securities                                                       11,037              994
Transamerica Equity                                                                      510,047          328,911
Transamerica Growth Opportunities                                                        129,852           39,261
Transamerica Money Market                                                              1,136,021          880,409
Transamerica Science & Technology                                                         28,642            5,542
Transamerica U.S. Government Securities                                                   38,469           14,758
Transamerica Van Kampen Mid-Cap Growth                                                    94,432           51,675
Alger American Income & Growth                                                            74,666           31,139
AllianceBernstein VPS Growth & Income                                                    205,390          177,129
AllianceBernstein VPS Large Cap Growth                                                    26,057           33,444
Dreyfus Appreciation                                                                      70,315           49,959
Dreyfus Developing Leaders                                                               185,274          106,655
Dreyfus MidCap Stock                                                                     442,325           88,833
Dreyfus Socially Responsible Growth                                                       16,436           16,075
Fidelity VIP Contrafund                                                                  736,623          162,511
Fidelity VIP Equity Income                                                               295,416          167,357
Fidelity VIP Index 500                                                                   547,012          355,270
Franklin Small Cap Value                                                                 320,366          117,285
Franklin Small-Mid Cap Growth                                                            179,076           64,173
Janus Aspen Series Balanced                                                              216,277          102,243
Janus Aspen Series Worldwide Growth                                                      147,261           45,743
MFS(R) Growth                                                                             82,892           36,288
MFS(R) Investors Trust                                                                    28,703           12,661
MFS(R) Research                                                                           34,706           13,055
PIMCO VIT Real Return                                                                     22,101            6,073
PIMCO VIT StocksPLUS Growth & Income                                                     139,357          143,905
Premier VIT OpCap Managed                                                                118,075           66,948
Premier VIT OpCap Small Cap                                                              535,300           82,559
Van Kampen UIF Emerging Markets Equity                                                   288,092           54,127
Van Kampen UIF Fixed Income                                                              433,021          222,651
Van Kampen UIF High Yield                                                                 97,558           63,331
Van Kampen UIF International Magnum                                                      662,565          222,984



5. Accumulation Units

The changes in accumulation units and amounts for the year ended December 31, 2007, are as follows (rounded to whole units):

                                                                    Units             Units         Net Increase
                                                                    Issued          Redeemed         (Decrease)
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------

Subaccount
Transamerica Asset Allocation - Conservative                               668               525   $          143
Transamerica Asset Allocation - Growth                                  94,173            30,771           63,402
Transamerica Asset Allocation - Moderate Growth                         77,403            35,818           41,585
Transamerica Asset Allocation - Moderate                                54,875            35,883           18,992
Transamerica BlackRock Large Cap Value                                  15,182             4,064           11,118
Transamerica Capital Guardian Global                                    17,217            13,900            3,317
Transamerica Capital Guardian Value                                     45,837            43,054            2,783
Transamerica Clarion Global Real Estate Securities                      28,782            19,092            9,690
Transamerica Federated Market Opportunity                               64,945            57,771            7,174
Transamerica JP Morgan Mid Cap Value                                      (321)             (282)             (39)
Transamerica Marsico Growth                                              4,044             2,288            1,756
Transamerica PIMCO Total Return                                         42,575            30,577           11,998
Transamerica Templeton Global                                            7,028             1,295            5,733
Transamerica Third Avenue Value                                         23,939             9,850           14,089
Transamerica Convertible Securities                                        759               136              623
Transamerica Equity                                                     61,594            57,996            3,598
Transamerica Growth Opportunities                                        7,948             2,747            5,201
Transamerica Money Market                                            1,259,792         1,069,407          190,385
Transamerica Science & Technology                                        2,175               473            1,702
Transamerica U.S. Government Securities                                  2,874               802            2,072
Transamerica Van Kampen Mid-Cap Growth                                  13,971            10,616            3,355
Alger American Income & Growth                                          14,439            11,251            3,188
AllianceBernstein VPS Growth & Income                                   17,374            19,666           (2,292)
AllianceBernstein VPS Large Cap Growth                                   5,321             5,826             (505)
Dreyfus Appreciation                                                    14,576            13,487            1,089
Dreyfus Developing Leaders                                              21,643            22,928           (1,285)
Dreyfus MidCap Stock                                                    27,976            17,603           10,373
Dreyfus Socially Responsible Growth                                      1,938             1,987              (49)
Fidelity VIP Contrafund                                                 30,431            23,004            7,427
Fidelity VIP Equity Income                                              19,749            17,706            2,043






5. Accumulation Units (continued)

                                                                    Units             Units         Net Increase
                                                                    Issued          Redeemed         (Decrease)
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------
Subaccount (continued)
Fidelity VIP Index 500                                                  42,746            34,805   $        7,941
Franklin Small Cap Value                                                32,587            25,847            6,740
Franklin Small-Mid Cap Growth                                           25,919            21,547            4,372
Janus Aspen Series Balanced                                             28,833            21,993            6,840
Janus Aspen Series Worldwide Growth                                     13,070             5,684            7,386
MFS(R) Growth                                                           11,061             7,695            3,366
MFS(R) Investors Trust                                                   3,665             2,712              953
MFS(R) Research                                                          4,178             2,761            1,417
PIMCO VIT Real Return                                                    4,520             3,331            1,189
PIMCO VIT StocksPLUS Growth & Income                                    13,226            17,266           (4,040)
Premier VIT OpCap Managed                                               11,513            11,682             (169)
Premier VIT OpCap Small Cap                                             29,278            19,903            9,375
Van Kampen UIF Emerging Markets Equity                                   9,060             5,068            3,992
Van Kampen UIF Fixed Income                                             94,348            82,328           12,020
Van Kampen UIF High Yield                                               10,933            10,274              659
Van Kampen UIF International Magnum                                     31,702            18,688           13,014

The changes in accumulation units and amounts for the year ended December 31, 2006, are as follows (rounded to whole units):

                                                                    Units             Units         Net Increase
                                                                    Issued          Redeemed         (Decrease)
                                                              ------------------------------------------------------
Subaccount
Transamerica Asset Allocation - Conservative                             2,210              (727)  $        1,483
Transamerica Asset Allocation - Growth                                 110,921           (24,389)          86,532
Transamerica Asset Allocation - Moderate Growth                         86,101           (25,212)          60,889
Transamerica Asset Allocation - Moderate                                11,832            (3,135)           8,697
Transamerica BlackRock Large Cap Value                                  20,166            (3,484)          16,682
Transamerica Capital Guardian Global                                    18,344           (10,884)           7,460
Transamerica Capital Guardian Value                                     38,248           (33,731)           4,517
Transamerica Clarion Global Real Estate Securities                      20,316            (9,221)          11,095
Transamerica Federated Market Opportunity                               53,563           (31,536)          22,027
Transamerica JP Morgan Mid Cap Value                                       193              (229)             (36)
Transamerica Marsico Growth                                              9,524            (1,100)           8,424
Transamerica PIMCO Total Return                                         58,238           (31,316)          26,922
Transamerica Templeton Global                                            2,438              (320)           2,118
Transamerica Third Avenue Value                                         37,979            (6,217)          31,762
Transamerica Convertible Securities                                        477               (79)             398
Transamerica Equity                                                     64,521           (57,260)           7,261
Transamerica Growth Opportunities                                        7,347            (2,046)           5,301




5. Accumulation Units (continued)

                                                                    Units             Units         Net Increase
                                                                    Issued          Redeemed         (Decrease)
                                                              ------------------------------------------------------
                                                              ------------------------------------------------------
Subaccount (continued)
Transamerica Money Market                                            2,466,184        (2,452,964)  $       13,220
Transamerica Science & Technology                                        1,713              (403)           1,310
Transamerica U.S. Government Securities                                  1,919              (246)           1,673
Transamerica Van Kampen Mid-Cap Growth                                  12,212            (8,332)           3,880
Alger American Income & Growth                                           9,258           (11,873)          (2,615)
AllianceBernstein VPS Growth & Income                                   30,381           (15,350)          15,031
AllianceBernstein VPS Large Cap Growth                                   9,749            (7,406)           2,343
Dreyfus Appreciation                                                    17,326           (15,476)           1,850
Dreyfus Developing Leaders                                              23,475           (22,490)             985
Dreyfus MidCap Stock                                                    39,969           (22,814)          17,155
Dreyfus Socially Responsible Growth                                      3,530            (2,454)           1,076
Fidelity VIP Contrafund                                                 40,288           (21,875)          18,413
Fidelity VIP Equity Income                                              25,584           (20,715)           4,869
Fidelity VIP Index 500                                                  51,421           (27,518)          23,903
Franklin Small Cap Value                                                37,964           (25,935)          12,029
Franklin Small-Mid Cap Growth                                           28,080           (21,509)           6,571
Janus Aspen Series Balanced                                             21,846           (13,278)           8,568
Janus Aspen Series Worldwide Growth                                     11,836            (4,674)           7,162
MFS(R) Growth                                                           11,277            (9,239)           2,038
MFS(R) Investors Trust                                                   4,818            (2,768)           2,050
MFS(R) Research                                                          4,324            (3,774)             550
PIMCO VIT Real Return                                                    8,058            (2,570)           5,488
PIMCO VIT StocksPLUS Growth & Income                                    16,105           (13,480)           2,625
Premier VIT OpCap Managed                                               15,936           (10,666)           5,270
Premier VIT OpCap Small Cap                                             33,468           (22,863)          10,605
Van Kampen UIF Emerging Markets Equity                                   9,892            (4,793)           5,099
Van Kampen UIF Fixed Income                                             67,860           (48,984)          18,876
Van Kampen UIF High Yield                                                4,036            (8,598)          (4,562)
Van Kampen UIF International Magnum                                     40,890           (15,558)          25,332


6. Financial Highlights

A summary of unit values and units outstanding for the subaccount and the expense ratios (calculated for each subaccount from the date first deposits were received), excluding expenses of the underlying funds for each of the five years in the period ended December 31, 2007, follows:

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------

Transamerica Asset Allocation -
   Conservative***
2007                                        2,754.39     $      12.56     $      34,594      2.74%        6.38%
2006                                        2,611.09            11.81            30,826      3.27         9.44
2005                                        1,128.15            10.79            12,169     17.05         2.54

Transamerica Asset Allocation -
   Growth***
2007                                      169,861.18            14.60         2,480,098      2.33         7.76
2006                                      106,459.80            13.55         1,442,522      1.00        15.62
2005                                       19,927.51            11.72           233,542      7.69        15.20

Transamerica Asset Allocation -
   Moderate Growth***
2007                                      121,580.96            14.04         1,707,218      2.50         7.81
2006                                       79,995.69            13.02         1,041,901      2.12        13.83
2005                                       19,107.14            11.44           218,616      5.02         8.31

Transamerica Asset Allocation -
   Moderate***
2007                                       35,804.17            13.38           479,204      3.38         7.96
2006                                       16,812.73            12.40           208,440      2.86        11.48
2005                                        8,115.49            11.12            90,254      9.40        10.08

Transamerica BlackRock Large
   Cap Value***
2007                                       32,832.86            14.26           468,189      1.01         4.64
2006                                       21,715.24            13.63           295,929      0.55        16.92
2005                                        5,032.51            11.66            58,657      0.36         6.91






6. Financial Highlights (continued)

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------

Transamerica Capital Guardian Global
2007                                       35,390.72     $      16.81     $     594,817       0.91%        6.31%
2006                                       32,073.78            15.81           507,093       2.64        14.32
2005                                       24,613.66            13.83           340,403       4.06        10.18
2004                                       14,677.62            12.55           184,240       0.41        10.88
2003                                        7,285.05            11.32            82,473       0.22        37.60

Transamerica Capital Guardian
   Value
2007                                       70,768.44            14.70         1,040,138       1.13        (6.28)
2006                                       67,985.83            15.68         1,066,238       1.59        16.50
2005                                       63,468.81            13.46           854,442       6.88         7.71
2004                                       32,002.83            12.50           399,998       1.12        16.70
2003                                       16,307.52            10.71           174,652       0.79        34.58

Transamerica Clarion Global Real Estate
   Securities***
2007                                       30,993.65            15.57           482,456      16.43        (6.71)
2006                                       21,302.81            16.69           355,438       1.39        42.27
2005                                       10,207.73            11.73           119,712       5.30         3.28

Transamerica Federated Market
   Opportunity
2007                                      103,886.46            14.00         1,454,868       3.68        (0.48)
2006                                       96,712.92            14.07         1,360,883       1.76         2.76
2005                                       74,685.77            13.69         1,022,737      11.27         4.96
2004                                       31,658.63            13.05           413,047       3.00         9.21
2003                                       15,146.29            11.95           180,950       4.61        26.84

Transamerica JP Morgan Mid Cap Value***
2007                                          847.66            13.30            11,277       0.99         2.83
2006                                          887.24            12.94            11,479       0.86        17.25
2005                                          922.81            11.03            10,183       1.59         7.34






6. Financial Highlights (continued)

                                                                              Total
                                            Accumulation   Accumulation    Subaccount    Investment       Total
                Subaccount                     Units        Unit Value        Value     Income Ratio*   Return**
---------------------------------------------------------------------------------------------------------------------
-------------------------------------------

Transamerica Marsico Growth***
2007                                          12,729.44     $      14.47   $    184,240     0.03%       20.40%
2006                                          10,973.75            12.02        131,914     0.16         5.36
2005                                           2,550.06            11.41         29,094     0.10         9.73

Transamerica PIMCO Total Return
2007                                          81,641.33            12.42      1,013,974     2.65         8.95
2006                                          69,643.40            11.40        793,915     3.82         4.21
2005                                          42,721.50            10.94        467,336     4.60         2.33
2004                                          18,534.87            10.69        198,140     1.95         4.50
2003                                           1,610.96            10.23         16,480       -          3.39

Transamerica Templeton Global***
2007                                           8,113.30            15.31        124,203     1.46        15.25
2006                                           2,379.87            13.28         31,613     1.26        18.79
2005                                             262.06            11.18          2,930     0.50         8.50

Transamerica Third Avenue Value***
2007                                          52,406.09            14.27        748,087     4.20         1.20
2006                                          38,317.86            14.11        540,487     0.79        16.07
2005                                           6,555.46            12.15         79,666     2.36         7.11

Transamerica Convertible Securities***
2007                                           1,022.81            14.91         15,250     2.14        18.63
2006                                             399.04            12.57          5,015     2.36        10.92
2005                                               0.95            11.33             11       -         (1.20)

Transamerica Equity
2007                                         168,976.65            18.22      3,079,375     0.02        16.29
2006                                         165,378.23            15.67      2,591,731       -          8.71
2005                                         158,117.49            14.42      2,279,326     2.01        16.54
2004                                         119,726.29            12.37      1,481,002       -         15.81
2003                                          75,748.87            10.68        809,110       -         31.22

Transamerica Growth Opportunities***
2007                                          14,169.86            16.50        233,846     0.05        23.09
2006                                           8,969.29            13.41        120,259     0.26         5.10
2005                                           3,667.94            12.76         46,792     0.02        13.09




6. Financial Highlights (continued)

                                            Accumulation  Accumulation       Total       Investment      Total
                Subaccount                     Units       Unit Value   Subaccount ValueIncome Ratio*   Return**
--------------------------------------------------------------------------------------------------------------------

Transamerica Money Market
2007                                         794,948.36    $     1.17     $    926,664       4.89%         5.02%
2006                                         604,563.22          1.11          671,052       4.65          4.72
2005                                         591,342.77          1.06          626,782       2.85          2.88
2004                                         756,356.98          1.03          779,246       1.03          1.01
2003                                         487,495.79          1.02          497,251       0.80          0.79

Transamerica Science & Technology***
2007                                           3,258.54         15.70           51,152          -         32.75
2006                                           1,557.12         11.82           18,413          -          1.01
2005                                             247.34         11.71            2,896          -          4.81

Transamerica U.S.
   Government Securities***
2007                                           4,057.61         11.11           45,100       4.39          6.05
2006                                           1,985.12         10.48           20,806       3.64          3.27
2005                                             312.47         10.15            3,171  -                  0.76

Transamerica Van Kampen
   Mid-Cap Growth
2007                                          34,379.72         13.77          473,262          -         22.53
2006                                          31,025.01         11.23          348,544          -          9.91
2005                                          27,144.69         10.22          277,465       0.10          7.55
2004                                          16,415.82          9.50          156,021          -          7.14
2003                                          11,077.93          8.87           98,269          -         28.15

Alger American Income & Growth
2007                                          49,919.45         12.50          623,905       0.78         10.13
2006                                          46,732.12         11.35          530,337       1.27          9.31
2005                                          49,346.99         10.38          512,318       1.01          3.44
2004                                          32,764.01         10.04          328,848       0.55          7.85
2003                                          20,511.52          9.31          190,895       0.34         29.84





6. Financial Highlights (continued)

                                          Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units         Unit Value    Subaccount ValueIncome Ratio*  Return**
--------------------------------------------------------------------------------------------------------------------
-----------------------------------------

AllianceBernstein VPS Growth & Income
2007                                       65,708.44      $    15.08       $     990,907      1.18%         4.86%
2006                                       68,000.55           14.38             977,944      1.10         16.98
2005                                       52,969.63           12.29             651,184      1.24          4.60
2004                                       39,567.47           11.75             465,052      0.73         11.22
2003                                       27,831.71           10.57             294,113      0.73         32.18

AllianceBernstein VPS Large Cap Growth
2007                                       17,742.36           12.75             226,192        -          13.61
2006                                       18,247.16           11.22             204,753        -          (0.64)
2005                                       15,904.04           11.29             179,611        -          14.84
2004                                       11,567.82            9.83             113,756        -           8.35
2003                                        7,425.57            9.08              67,398        -          23.37

Dreyfus Appreciation
2007                                       25,672.06           13.88             356,375      1.48          7.13
2006                                       24,582.89           12.96             318,536      1.54         16.48
2005                                       22,733.27           11.12             252,900      0.02          4.38
2004                                       15,809.57           10.66             168,500      2.57          5.05
2003                                        7,593.83           10.15              77,048      2.21         21.17

Dreyfus Developing
   Leaders
2007                                       54,454.95           11.55             629,201      0.72        (11.06)
2006                                       55,739.71           12.99             724,126      0.39          3.77
2005                                       54,754.92           12.52             685,487        -           5.80
2004                                       40,908.02           11.83             484,058      0.25         11.34
2003                                       26,144.46           10.63             277,854      0.04         31.69





Dreyfus MidCap Stock
2007                                        105,018.72         15.82           1,661,632      0.39          1.50
2006                                         94,646.19         15.59           1,475,423      0.35          7.75
2005                                         77,490.96         14.47           1,121,118      0.37          9.17
2004                                         40,945.00         13.25             542,618      0.48         14.47
2003                                         23,730.83         11.58             274,724      0.40         31.72







6. Financial Highlights (continued)

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------

Dreyfus Socially Responsible Growth
2007                                          11,799.00  $    11.92       $     140,691      0.51%        7.79%
2006                                          11,848.00        11.06             131,071     0.10         9.20
2005                                          10,772.25        10.13             109,129        -         3.62
2004                                           8,670.90         9.78              84,777     0.44         6.21
2003                                           5,793.40         9.21              53,331     0.13        26.00

Fidelity VIP Contrafund
2007                                          90,215.16        19.77           1,783,212     0.79        17.30
2006                                          82,788.20        16.85           1,395,034     0.99        11.43
2005                                          64,375.54        15.12             973,484     0.11        16.65
2004                                          31,529.46        12.96             408,747     0.17        15.16
2003                                          18,213.32        11.26             205,036     0.15        28.20

Fidelity VIP Equity Income
2007                                         55,819.82          15.57            869,313     1.68          1.27
2006                                         53,777.44          15.38            826,981     3.06         19.93
2005                                         48,908.16          12.82            627,126     3.98          5.57
2004                                         29,242.35          12.15            355,177     1.08         11.23
2003                                         15,886.00          10.92            173,465     0.93         30.03

Fidelity VIP Index 500
2007                                        163,928.13          14.80          2,426,820     3.26          5.18
2006                                        155,987.16          14.07          2,195,504     1.39         15.44
2005                                        132,084.44          12.19          1,610,464     1.42          4.55
2004                                         94,391.19          11.66          1,100,746     0.62         10.34
2003                                         37,332.94          10.57            394,550     0.08         28.09

Franklin Small Cap Value
2007                                         69,975.71          16.26          1,137,900     0.65         (2.38)
2006                                         63,235.40          16.66          1,053,357     0.63         16.98
2005                                         51,206.31          14.24            729,162     0.70          8.77
2004                                         21,209.34          13.09            277,673     0.17         23.75
2003                                          9,034.87          10.58             95,587     0.21         32.12









6. Financial Highlights (continued)

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------

Franklin Small-Mid Cap Growth
2007                                       53,173.80     $     14.27      $     758,897         -%       11.24%
2006                                       48,801.68           12.83             626,114       -          8.69
2005                                       42,230.41           11.80             498,472       -          4.79
2004                                       32,788.38           11.26             369,343       -         11.47
2003                                       22,100.21           10.10             223,322       -         37.24

Janus Aspen Series Balanced
2007                                       48,596.68           15.23             740,179     2.44        10.29
2006                                       41,756.17           13.81             576,668     2.08        10.41
2005                                       33,188.00           12.51             415,106     2.49         7.66
2004                                       17,972.03           11.62             208,795     2.67         8.29
2003                                       11,069.26           10.73             118,752     1.90        13.72

Janus Aspen Series Worldwide Growth
2007                                       36,825.85           13.73             505,657     0.59         9.36
2006                                       29,440.04           12.56             369,632     1.73        17.94
2005                                       22,278.33           10.65             237,174     1.33         5.57
2004                                       15,406.55           10.08             155,368     1.08         4.53
2003                                        9,943.36            9.65              95,931     0.91        23.68

MFS(R) Growth
2007                                       22,428.85           14.83             332,513       -         21.17
2006                                       19,062.67           12.23             233,228       -          7.89
2005                                       17,024.73           11.34             193,056       -          9.19
2004                                       11,087.07           10.39             115,143       -         12.96
2003                                        7,239.16            9.19              66,556       -         30.23

MFS(R) Investors Trust
2007                                       13,770.36           14.75             203,103     0.82        10.31
2006                                       12,817.36           13.37             171,385     0.49        12.99
2005                                       10,767.72           11.83             127,421     0.53         7.31
2004                                        8,894.01           11.03              98,076     0.55        11.36
2003                                        5,837.13            9.90              57,804     0.71        22.15







6. Financial Highlights (continued)

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-----------------------------------------

MFS(R) Research
2007                                       14,545.91     $     15.26      $      222,035     0.66%       13.20%
2006                                       13,128.12            13.48            177,020     0.51        10.48
2005                                       12,578.03            12.21            153,519     0.47         7.80
2004                                        9,173.30            11.32            103,862     0.95        15.85
2003                                        4,652.96             9.77             45,474     0.65        24.71

PIMCO VIT Real Return***
2007                                        7,571.18            11.21             84,842     4.67        10.64
2006                                        6,382.13            10.13             64,643     4.41         0.70
2005                                          894.24            10.06              8,994     3.53         1.80

PIMCO VIT StocksPLUS Growth
   & Income
2007                                       44,496.38            14.89            662,362     7.53         6.86
2006                                       48,536.74            13.93            676,141     5.11        14.90
2005                                       45,911.53            12.12            556,639     2.43         3.49
2004                                       37,559.92            11.72            440,035     1.85        10.81
2003                                       25,725.67            10.57            271,988     2.36        30.38

Premier VIT OpCap Managed
2007                                       40,772.68            13.51            550,692     2.23         2.95
2006                                       40,941.43            13.12            537,148     1.58         9.65
2005                                       35,671.33            11.97            426,810     3.54         5.28
2004                                       22,874.63            11.36            259,970     1.00        10.77
2003                                       14,575.17            10.26            149,545     0.90        21.75

Premier VIT OpCap Small Cap
2007                                       85,882.31            16.72          1,435,997        -         0.58
2006                                       76,507.73            16.62          1,271,928        -        24.08
2005                                       65,903.15            13.40            882,975     9.85         0.06
2004                                       30,748.80            13.39            411,742     0.04        17.88
2003                                       21,779.59            11.36            247,400     0.03        42.65







6. Financial Highlights (continued)

                                         Accumulation    Accumulation        Total       Investment      Total
               Subaccount                    Units        Unit Value    Subaccount ValueIncome Ratio*  Return**
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Van Kampen UIF Emerging
   Markets Equity
2007                                       24,813.72     $     41.94      $    1,040,783     0.44%       40.45%
2006                                       20,821.84            29.86            621,820     0.77        37.14
2005                                       15,723.16            21.78            342,384     0.40        33.85
2004                                        9,470.22            16.27            154,066     0.74        23.11
2003                                        3,300.66            13.21             43,616       -         49.67

Van Kampen UIF Fixed Income
2007                                      125,056.23            13.24          1,655,804     3.61         5.45
2006                                      113,036.32            12.56          1,419,262     3.98         3.73
2005                                       94,159.89            12.10          1,139,729     3.43         4.21
2004                                       62,493.33            11.61            725,845     3.68         4.37
2003                                       45,748.77            11.13            509,124     0.06         4.64

Van Kampen UIF High Yield
2007                                       20,273.35            14.49            293,662     8.65         4.01
2006                                       19,614.26            13.93            273,159     8.12         8.62
2005                                       24,176.04            12.82            309,965     6.84         1.06
2004                                       12,154.48            12.69            154,205     6.66         9.49
2003                                        5,193.48            11.59             60,182        -        25.71

Van Kampen UIF International
   Magnum
2007                                       86,846.76            20.76          1,803,024     1.44        14.59
2006                                       73,832.83            18.12          1,337,678     0.09        25.13
2005                                       48,500.85            14.48            702,228     1.10        11.07
2004                                       13,667.00            13.04            178,161     2.58        17.39
2003                                        5,054.15            11.10             56,126     0.14        27.42


* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying portfolios, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying portfolios in which the subaccounts invest.

** These amounts represent the total return for the period indicated for each subaccount as a whole, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. An individual owner's return may vary based on the timing of the individual's capital transactions.

*** The designated accounts were made available to policyholders on 5/1/2005. The total return for 2005 is calculated from the day each sub- account received its initial funding to 12/31/2005, and is not annualized.

7. Event (Unaudited) Subsequent to the Date of the Report of Independent Public Accounting Firm

On June 13, 2008, the board of directors of Transamerica Occidental Life Insurance Company approved the merger of Transamerica Occidental Life Insurance Company into Transamerica Life Insurance Company (TLIC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on October I, 2008. As a result of the merger, TLIC will assume ownership of all assets, and responsibility for all liabilities of Transamerica Occidental Life Insurance Company, including those of the separate accounts.

PART C:  OTHER INFORMATION

     Item 27:  Exhibits


           (a) (i) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-6. 1/
                  (ii) Merger agreement between Transamerica Occidental Life Insurance Company and Transamerica Life Insurance Company. 11/
                  (iii) Resolution of the Board of Directors of Transamerica Life Insurance Company for the name change of the separate account. 11/


           (b) Custodian Agreements: Not Applicable.

           (c) (i) Form of Distribution Agreement between Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/

           (ii)   Form  of  Sales  Agreement   between   Transamerica   Life
                  Companies, Transamerica Securities Sales Corporation and Broker-Dealers 1/

           (d)    Forms of Policy and Policy riders. 1/


           (e)    Form of Application. 1/ 6/

           (f) (i) Certificate of Incorporation of Transamerica Life Insurance Company 10/ (ii) By-Laws of Transamerica Life Insurance Company 10/


           (g)    Reinsurance Contracts: 4/


           (h) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and: 8/


                        (a) re The Alger American Fund 1/
                            (b) re Alliance Variable Products Series Fund, Inc. 1/ (c) re Dreyfus Variable Investment Fund 1/ (d) re Janus Aspen Series 1/ (e) re MFS Variable Insurance Trust 1/

                           (f) re The Van Kampen Universal Institutional Funds, Inc. (formerly known as Morgan Stanley Universal Funds, Inc.) 1/
                            (g) re Premier Variable Insurance Trust (formerly
                           known as OCC Accumulation Trust) 1/
                            (h) re Transamerica Series Trust, Inc. (formerly
                           known as Transamerica Variable Insurance Fund, Inc.) 1/ 4/
                            (i) re PIMCO Variable Insurance Trust 1/ (j) re
                           Franklin Templeton Variable Insurance Products Trust
                           4/

                            (k) re WRL Series 1/

                           (l) re Fidelity Variable Insurance Products Fund 9/


           (i) Administrative Agreements. 1/


           (j) Other Material Contracts: Not applicable.


           (k) Opinion of Counsel. 1/ 4/ 11/


           (l) Actuarial Opinion 1/ 4/


           (m) Calculation. 9/

            (n) Consent of Independent Registered Public Accounting Firm 2/ 3/ 4/ 5/ 6/ 7/ 8/ 9/ 11/


           (o) Omitted Financial Statements: Not applicable.

           (p) Initial Capital Agreements: Not applicable.

           (q) Redeemability Exemption 4/


           (r) Powers of Attorney 3/ 9/ 11/



     1/ Incorporated herein by reference to the initial filing of this Registration Statement on Form S-6 File No. 333-71956 (Filed October 19, 2001).

     2/ Incorporated herein by reference to Pre-Effective Amendment No. 1 of this Registration Statement on Form S-6 File No. 333-71956 (Filed January 7, 2002).

     3/ Incorporated herein by reference to the Post-Effective Amendment No. 1 of this Registration Statement on Form S-6 File No. 333-71956 (Filed April 25, 2002).

     4/ Incorporated herein by reference to the Post-Effective Amendment No. 4 of this Registration Statement on Form S-6 File No. 333-71956 (Filed April 29, 2003).


     5/ Incorporated herein by reference to Post-Effective Amendment No. 5 of this RegistrationS tatement (File No. 333-71956) on April 30, 2004.




     6/ Incorporated herein by reference to Post-Effective Amendment No. 7 of this Registration Statement (File No. 333-71956) on April 29, 2005.

     7/ Incorporated herein by reference to Post-Effective Amendment No. 8 of this Registration Statement (File No. 333-71956) on April 28, 2006.

     8/ Incorporated herein by reference to Post-Effective Amendment No. 9 of this Registration Statement (File No. 333-71956) on April 30, 2007.

     9/ Incorporated herein by reference to Post-Effective Amendment No. 10 of this Registration Statement (File No. 333-71956) on April 30, 2008.

     10/ Incorporated herein by reference to Pre-Effective Amendment No. 2 to Form N-3 dated February 27, 1998 (File No. 333-36297).


     11/    Filed herewith.








Item 28.  Directors and Officers of the Depositor.

DIRECTORS AND PRINCIPAL OFFICERS OF
TRANSAMERICA LIFE INSURANCE COMPANY


Name                              Principal Business Address   Position and Offices with Depositor
Kenneth Kilbane                              (2)                Chairman of the Board
Mark W. Mullin                               (1)                Director and Chief Executive Officer
Arthur C. Schneider                          (1)                Director Chief Tax Officer and Senior Vice President
Craig D. Vermie                              (1)                Director, Senior Vice President, Secretary and
                                                                General Counsel
Eric J. Martin                               (1)                Vice President and Corporate Controller
Brenda K. Clancy                             (1)                Director and President
Darryl D. Button                             (1)                Senior Vice President and Chief Financial Officer

(1) 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001 (2) 1150 South Olive Street, Los Angeles, CA 90015


Item 29. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

Registrant is a separate account controlled by the Contract Owners, and is not controlled by or under common control with any other person. The Company, the Fund's Investment Adviser, may be deemed to be in control of the Fund, and the Company and Transamerica Investment Services, Inc., may be deemed to be controlled by their parent, Transamerica Corporation, a subsidiary of AEGON N.V.


The following chart indicates the persons controlled by or under common control with Transamerica.


Name                          Jurisdiction of   Percent of Voting Securities   Business
                              Incorporation     Owned
Academy Alliance Holdings          Canada       100% Creditor Resources, Inc.  Holding company
Inc.
Academy Alliance Insurance         Canada       100% Creditor Resources, Inc.  Insurance
Inc.
ADB Corporation, L.L.C.           Delaware      100% AUSA Holding Company      Special purpose limited Liability
                                                                               company
AEGON Alliances, Inc.             Virginia      100% Benefit Plans, Inc.       Insurance company marketing support
AEGON Asset Management            Delaware      100% AUSA Holding Co.          Registered investment advisor
Services, Inc.
AEGON Assignment Corporation      Illinois      100% AEGON Financial           Administrator of structured settlements
                                                Services Group, Inc.
AEGON Assignment                  Kentucky      100% AEGON Financial           Administrator of structured settlements
Corporation of Kentucky                         Services Group, Inc.
AEGON Canada Inc. ("ACI")          Canada       100% TIHI                      Holding company
AEGON Capital Management,          Canada       100% AEGON Canada Inc.         Portfolio management
Inc.                                                                           company/investment advisor
AEGON Dealer Services              Canada       100% National Financial        Mutual fund dealership
Canada, Inc.                                    Corporation
AEGON Derivatives N.V.          Netherlands     100% AEGON N.V.                Holding company
AEGON Direct Marketing            Maryland      Monumental Life Insurance      Marketing company
Services, Inc.4                                 Company owns 103,324 shares;
                                                Commonwealth General
                                                Corporation owns 37,161
                                                shares
AEGON Direct Marketing           Australia      100% Transamerica Direct       Marketing/operations company
Services Australia Pty Ltd.                     Marketing Asia Pacific Pty
                                                Ltd.
AEGON Direct Marketing             Brazil       749,000 quota shares owned     Brokerage company
Services e Corretora de                         by AEGON DMS Holding B.V.; 1
Seguros Ltda.                                   quota share owned by AEGON
                                                International B.V.
AEGON Direct Marketing         United Kingdom   100% Cornerstone               Marketing
Services Europe Ltd.                            International Holdings, Ltd.
AEGON Direct Marketing             China        100% AEGON DMS Holding B.V.    Provide consulting services ancillary
Services Hong Kong Limited                                                     to the marketing of insurance products
                                                                               overseas.
AEGON Direct Marketing             Japan        100% AEGON DMS Holding B.V.    Marketing company
Services Japan K.K.
AEGON Direct Marketing             Korea        100% AEGON DMS Holding B.V.    Provide consulting services ancillary
Services Korea Co., Ltd.                                                       to the marketing of insurance products
                                                                               overseas.
AEGON Direct Marketing             Mexico       100% AEGON DMS Holding B.V.    Provide management advisory and
Services Mexico, S.A. de                                                       technical consultancy services.
C.V.
AEGON Direct Marketing             Mexico       100% AEGON DMS Holding B.V.     Provide marketing, trading,
Services Mexico Servicios,                                                     telemarketing and advertising services
S.A. de C.V.                                                                   in favor of any third party,
                                                                               particularly in favor of insurance and
                                                                               reinsurance companies.
AEGON Direct Marketing             Taiwan       100% AEGON DMS Holding B.V.    Authorized business:  Enterprise
Services, Inc.                                                                 management consultancy, credit
                                                                               investigation services, to engage in
                                                                               business not prohibited or restricted
                                                                               under any law of R.O.C., except
                                                                               business requiring special permission
                                                                               of government
AEGON Direct Marketing            Thailand      93% Transamerica               Marketing of insurance products in
Services (Thailand) Ltd.                        International Direct           Thailand
                                                Marketing Consultants, LLC;
                                                remaining 7% held by various
                                                AEGON employees
AEGON DMS Holding B.V.          Netherlands     100% AEGON International N.V.  Holding company
AEGON Financial Services         Minnesota      100% Transamerica Life         Marketing
Group, Inc.                                     Insurance Co.
AEGON Fund Management, Inc.        Canada       100% AEGON Canada Inc.         Mutual fund manager
AEGON Funding Corp.               Delaware      100% AEGON USA, Inc.           Issue debt securities-net proceeds
                                                                               used to make loans to affiliates
AEGON Institutional               Delaware      100% Commonwealth General      Provider of investment, marketing and
Markets, Inc.                                   Corporation                    administrative services to insurance
                                                                               companies
AEGON International B.V.        Netherlands     100% AEGON N.V.                Holding company
AEGON Ireland Services            Ireland       100% AEGON Ireland Holding     Provides the services of staff and
Limited                                         B.V.                           vendors to AEGON Financial Assurance
                                                                               Ireland, Limited and AEGON Global
                                                                               Institutional Markets, PLC
AEGON Life Insurance Agency        Taiwan       100% AEGON Direct Marketing    Life insurance
                                                Services, Inc.  (Taiwan)
AEGON Managed Enhanced            Delaware      Members:  Transamerica Life    Investment vehicle for securities
Cash, LLC                                       Insurance Company (42.54%);    lending cash collateral
                                                Transamerica Occidental Life
                                                Insurance Company (21.38%);
                                                Monumental Life Insurance
                                                Company (20.54%); Life
                                                Investors Insurance Company
                                                of America (15.54%)
AEGON Management Company          Indiana       100% AEGON U.S. Holding        Holding company
                                                Corporation
AEGON Direct Marketing             Brazil       749,000 quotes shares owned    Brokerage company
Services e Corretora de                         by AEGON DMS Holding B.V.; 1
Seguros de Vida Ltda.                           quota share owned by AEGON
                                                International N.V.
AEGON N.V.                      Netherlands     22.238% of Vereniging AEGON    Holding company
                                                Netherlands Membership
                                                Association
AEGON Nederland N.V.            Netherlands     100% AEGON N.V.                Holding company
AEGON Nevak Holding B.V.        Netherlands     100% AEGON N.V.                Holding company
AEGON Structured                  Kentucky      100% Commonwealth General      Administers structured settlements of
Settlements, Inc.                               Corporation                    plaintiff's physical injury claims
                                                                               against property and casualty
                                                                               insurance companies
AEGON U.S. Corporation              Iowa        AEGON U.S. Holding             Holding company
                                                Corporation owns 12,962
                                                shares; AEGON USA, Inc. owns
                                                3,238 shares
AEGON U.S. Holding                Delaware      1056 shares of Common Stock    Holding company
Corporation                                     owned by Transamerica Corp.;
                                                225 shares of Series A
                                                Voting Preferred Stock owned
                                                by Transamerica
                                                Corporation
AEGON USA Investment                Iowa        100% AEGON USA, Inc.           Investment advisor
Management, LLC
AEGON USA Real Estate             Delaware      100% AEGON USA Realty          Real estate and mortgage holding
Services, Inc.                                  Advisors, Inc.                 company
AEGON USA Realty Advisors,          Iowa        100% AUSA Holding Co,          Administrative and investment services
Inc.
AEGON USA Travel and                Iowa        100% Money Services, Inc.      Travel and conference services
Conference Services LLC
AEGON USA, Inc.                     Iowa        10 shares Series A Preferred   Holding company
                                                Stock owned by AEGON U.S
                                                Holding Corporation; 150,000
                                                shares of Class B Non-Voting
                                                Stock owned by AEGON U.S.
                                                Corporation; 120 shares
                                                Voting Common Stock owned by
                                                AEGON U.S Corporation
AEGON/Transamerica Series         Delaware      100% AEGON/Transamerica Fund   Mutual fund
Trust                                           Advisors, Inc.
AFSG Securities Corporation     Pennsylvania    100% Commonwealth General      Inactive
                                                Corporation
ALH Properties Eight LLC          Delaware      100% FGH USA LLC               Real estate
ALH Properties Eleven LLC         Delaware      100% FGH USA LLC               Real estate
ALH Properties Fifteen LLC        Delaware      100% FGH USA LLC               Real estate
ALH Properties Five LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Four LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Nine LLC           Delaware      100% FGH USA LLC               Real estate
ALH Properties Seven LLC          Delaware      100% FGH USA LLC               Real estate
ALH Properties Seventeen LLC      Delaware      100% FGH USA LLC               Real estate
ALH Properties Sixteen LLC        Delaware      100% FGH USA LLC               Real estate
ALH Properties Ten LLC            Delaware      100% FGH USA LLC               Real estate
ALH Properties Twelve LLC         Delaware      100% FGH USA LLC               Real estate
ALH Properties Two LLC            Delaware      100% FGH USA LLC               Real estate
American Bond Services LLC          Iowa        100% Transamerica Life         Limited liability company
                                                Insurance Company (sole
                                                member)
Ampac, Inc.                        Texas        100% Academy Insurance         Managing general agent
                                                Group, Inc.
Apple Partners of Iowa LLC          Iowa        Member:  Monumental Life       Hold title on Trustee's Deeds on
                                                Insurance Company              secured property
ARC Reinsurance Corporation        Hawaii       100% Transamerica Corp,        Property & Casualty Insurance
ARV Pacific Villas, A            California     General Partners -             Property
California Limited                              Transamerica Affordable
Partnership                                     Housing, Inc. (0.5%);
                                                Non-Affiliate of AEGON,
                                                Jamboree Housing Corp.
                                                (0.5%). Limited Partner: TOLIC
                                                (99%)
Asia Investments Holdings,       Hong Kong      99% TOLIC                      Holding company
Limited
AUSA Holding Company              Maryland      100% AEGON USA, Inc.           Holding company
AUSACAN LP                         Canada       General Partner - AUSA         Inter-company lending and general
                                                Holding Co. (1%); Limited      business
                                                Partner - First AUSA Life
                                                Insurance Company (99%)
Bankers Financial Life Ins.       Arizona       Class B Common stock is        Insurance
Co.                                             allocated 75% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Class A Common stock (100%
                                                owned by non-AEGON shareholders)
                                                is allocated 25% of total
                                                cumulative vote.
Bay Area Community               California     70% LIICA; 30% Monumental      Investments in low income housing tax
Investments I, LLC                              Life Insurance Company         credit properties
Bay State Community               Delaware      100% Monumental Life           Investments in low income housing tax
Investments I, LLC                              Insurance Company              credit properties
Bay State Community               Delaware      100% Monumental Life           Investments in low income housing tax
Investments II, LLC                             Insurance Company              credit properties
Beijing Dafu Insurance            Peoples       10% owned by WFG China         Insurance Agency
Agency Co. Ltd.                 Republic of     Holdings, Inc.; 90% owned by
                                   China        private individual
                                                (non-AEGON associated), Chen
                                                Jun
Canadian Premier Holdings          Canada       100% AEGON DMS Holding B.V.    Holding company
Ltd.
Canadian Premier Life              Canada       100% Canadian Premier          Insurance company
Insurance Company                               Holdings Ltd.
Capital General Development Delaware 2.64 shares of common stock Holding company
Corporation owned by AEGON USA, Inc.;
                                                18.79 shares of common stock
                                                owned by Commonwealth
                                                General Corporation
CBC Insurance Revenue             Delaware      100% Clark Consulting, Inc.    Special purpose
Securitization, LLC
Clark/Bardes (Bermuda) Ltd.       Bermuda       100% Clark, Inc.               Insurance agency
Clark, Inc.                       Delaware      100% AUSA Holding Company      Holding company
Clark Consulting, Inc.            Delaware      100% Clark, Inc.               Financial consulting firm
Clark Investment                  Delaware      100% Clark Consulting, Inc.    Registered investment advisor
Strategies, inc.
Clark Securities, Inc.           California     100% Clark Consulting, Inc.    Broker-Dealer
COLI Insurance Agency, Inc.      California     100% Clark Consulting, Inc.    Inactive
Commonwealth General              Delaware      AEGON U.S. Corporation owns    Holding company
Corporation ("CGC")                             100 shares; AEGON USA, Inc.
                                                owns 5 shares
Consumer Membership                Canada       100% Canadian Premier          Marketing of credit card protection
Services Canada Inc.                            Holdings Ltd.                  membership services in Canada
Cornerstone International            UK         100% AEGON DMS Holding B.V.    Holding company
Holdings Ltd.
CRC Creditor Resources             Canada       100% Creditor Resources, Inc.  Insurance agency
Canadian Dealer Network Inc.
CRG Fiduciary Services, Inc.     California     100% Clark Consulting, Inc.    Inactive
CRG Insurance Agency, Inc.       California     100% Clark Consulting, Inc.    Insurance agency
Creditor Resources, Inc.          Michigan      100% AUSA Holding Co.          Credit insurance
CRI Canada Inc.                    Canada       100% Creditor Resources, Inc.  Holding company
CRI Credit Group Services          Canada       100% Creditor Resources, Inc.  Holding company
Inc.
CRI Systems, Inc.                 Maryland      100% Creditor Resources, Inc.  Technology
Diversified Actuarial          Massachusetts    100% Diversified Investment    Employee benefit and actuarial
Services, Inc.                                  Advisors, Inc.                 consulting
Diversified Investment            Delaware      100% AUSA Holding Co.          Registered investment advisor
Advisors, Inc.
Diversified Investors             Delaware      100% Diversified Investment    Broker-Dealer
Securities Corp.                                Advisors, Inc.
ECB Insurance Agency, Inc.       California     100% Clark Consulting, Inc.    Inactive
Edgewood IP, LLC                    Iowa        100% TOLIC                     Limited liability company
Executive Benefit Services,      California     100% Clark Consulting, Inc.    Inactive
Inc.
FGH Eastern Region LLC            Delaware      100% FGH USA LLC               Real estate
FGH Realty Credit LLC             Delaware      100% FGH Eastern Region LLC    Real estate
FGH USA LLC                       Delaware      100% RCC North America LLC     Real estate
FGP 90 West Street LLC            Delaware      100% FGH USA LLC               Real estate
FGP Burkewood, Inc.               Delaware      100% FGH USA LLC               Real estate
FGP Bush Terminal, Inc.           Delaware      100% FGH Realty Credit LLC     Real estate
FGP Franklin LLC.                 Delaware      100% FGH USA LLC               Real estate
FGP Herald Center, Inc.           Delaware      100% FGH USA LLC               Real estate
FGP Heritage Square, Inc.         Delaware      100% FGH USA LLC               Real estate
FGP Islandia, Inc.                Delaware      100% FGH USA LLC               Real estate
FGP Merrick, Inc.                 Delaware      100% FGH USA LLC               Real estate
FGP West 32nd Street, Inc.        Delaware      100% FGH USA LLC               Real estate
FGP West Mezzanine LLC            Delaware      100% FGH USA LLC               Real estate
FGP West Street LLC               Delaware      100% FGH USA LLC               Real estate
FGP West Street Two LLC           Delaware      100% FGH USA LLC               Real estate
Fifth FGP LLC                     Delaware      100% FGH USA LLC               Real estate
Financial Planning              District of     100% Commonwealth General      Special-purpose subsidiary
Services, Inc.                    Columbia      Corporation
Financial Resources                Texas        100% owned by Dan Trivers,     Retail sale of securities products
Insurance Agency of Texas                       VP & Director of Operations
                                                of Transamerica Financial
                                                Advisors, Inc., to comply
                                                with Texas insurance law
First FGP LLC                     Delaware      100% FGH USA LLC               Real estate
Flashdance, LLC                   New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
Fourth & Market Funding, LLC      Delaware      100% Commonwealth General      Investments
                                                Corporation
Fourth FGP LLC                    Delaware      100% FGH USA LLC               Real estate
Garnet Assurance Corporation      Kentucky      100% Life Investors            Investments
                                                Insurance Company of America
Garnet Assurance                    Iowa        100% Monumental Life           Business investments
Corporation II                                  Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments, LLC                                Insurance Company
Garnet Community                  Delaware      100% Life Investors            Securities
Investments I, LLC                              Insurance Company of America
Garnet Community                  Delaware      100% Monumental Life           Securities
Investments II, LLC                             Insurance Company
Garnet Community                  Delaware      100% Transamerica Occidental   Business investments
Investments III, LLC                            Life Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments IV, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments V, LLC                              Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VI, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VII, LLC                            Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments VIII, LLC                           Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments IX, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments X, LLC                              Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments XI, LLC                             Insurance Company
Garnet Community                  Delaware      100% Monumental Life           Investments
Investments XII, LLC                            Insurance Company
Garnet LIHTC Fund I, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments I, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                Inc.--a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund II, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments II, LLC (0.01%);
                                                Metropolitan Life Insurance
                                                Company, a non-AEGON
                                                affiliate (99.99%)
Garnet LIHTC Fund III, LLC        Delaware      Members:  Garnet Community     Investments
                                                Investments III, LLC
                                                (0.01%); Jefferson-Pilot
                                                Life Insurance Company, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund IV, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments IV, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund V, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments V, LLC (0.01%);
                                                Lease Plan North America,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund VI, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments VI, LLC (0.01%);
                                                Pydna Corporation, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund VII, LLC        Delaware      Members:  Garnet Community     Investments
                                                Investments VII, LLC
                                                (0.01%); Washington Mutual
                                                Bank, a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund VIII, LLC       Delaware      Members:  Garnet Community     Investments
                                                Investments VIII, LLC
                                                (0.01%); Washington Mutual
                                                Bank, a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund IX, LLC         Delaware      Members:  Garnet Community     Investments
                                                Investments IX, LLC (0.01%);
                                                Bank of America, N.A., a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund X, LLC          Delaware      Members:  Garnet Community     Investments
                                                Investments X, LLC (0.01%);
                                                Goldenrod Asset Management,
                                                a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund XI, LLC         Delaware      100% Garnet Community          Investments
                                                Investments XI, LLC
Garnet LIHTC Fund XII, LLC        Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); and the
                                                following non-AEGON
                                                affiliates: Bank of America,
                                                N.A.( 73.39%); Washington
                                                Mutual Bank (13.30%);
                                                NorLease, Inc. (13.30%)
Garnet LIHTC Fund XII-A, LLC      Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); Bank of
                                                America, N.A., a non-AEGON
                                                affiliate (99.99%)
Garnet                                          LIHTC Fund XII-B, LLC Delaware
                                                Garnet Community Investments
                                                Investments XII, LLC (.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund XII-C, LLC      Delaware      Garnet Community Investments   Investments
                                                XII, LLC (.01%); NorLease,
                                                Inc., a non-AEGON affiliate
                                                (99.99%)
Garnet LIHTC Fund XIII, LLC       Delaware      Members:  Garnet Community     Investments
                                                Investments, LLC (0.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate
                                                (68.10%); Norlease, Inc., a
                                                non-AEGON affiliate (31.89%)
Garnet LIHTC Fund XIII-A,         Delaware      Members:  Garnet Community     Investments
LLC                                             Investments, LLC (0.01%);
                                                Washington Mutual Bank, a
                                                non-AEGON affiliate (99.99%)
Garnet LIHTC Fund XIII-B,         Delaware      Members:  Garnet Community     Investments
LLC                                             Investments, LLC (0.01%);
                                                Norlease, Inc., a non-AEGON
                                                affiliate (99.99%)
Garnet LIHTC Fund XIV, LLC        Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XV, LLC         Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XVI, LLC        Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Garnet LIHTC Fund XVII, LLC       Delaware      100% Garnet Community          Investments
                                                Investments, LLC
Gemini Investments, Inc.          Delaware      100% TLIC                      Investment subsidiary
Global Preferred Re Limited       Bermuda       100% GPRE Acquisition Corp.    Reinsurance
Global Premier Reinsurance     British Virgin   100% Commonwealth General      Reinsurance company
Company, Ltd.                                   Corporation
GPRE Acquisition Corp.            Delaware      100% AEGON N.V.                Acquisition company
Hott Feet Development LLC         New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
In the Pocket LLC                 New York      100% Transamerica Occidental   Broadway production
                                                Life Insurance Company
Innergy Lending, LLC              Delaware      50% World Financial Group,     Lending
                                                Inc.; 50% ComUnity Lending,
                                                Inc.(non-AEGON entity)
InterSecurities, Inc.             Delaware      100% AUSA Holding Co.          Broker-Dealer
Investors Warranty of               Iowa        100% AUSA Holding Co.          Leases business equipment
America, Inc.
Iowa Fidelity Life                Arizona       Ordinary common stock is       Insurance
Insurance Co.                                   allowed 60% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Participating common stock
                                                (100% owned by non-AEGON
                                                shareholders) is allowed 40% of
                                                total cumulative vote.
JMH Operating Company, Inc.     Mississippi     100% Monumental Life           Real estate holdings
                                                Insurance Company
Legacy General Insurance           Canada       100% Canadian Premier          Insurance company
Company                                         Holdings Ltd.
Life Investors Alliance, LLC      Delaware      100% LIICA                     Purchase, own, and hold the equity
                                                                               interest of other entities
Life Investors Financial            Iowa        100% AUSA Holding Company      Special-purpose subsidiary
Group, Inc.
Life Investors Insurance            Iowa        679,802 shares Common Stock    Insurance
Company of America                              owned by AEGON USA, Inc.;
                                                504,033 shares Series A
                                                Preferred Stock owned by
                                                AEGON USA, Inc.
LIICA Holdings, LLC               Delaware      Sole Member:  Life Investors   To form and capitalize LIICA Re I, Inc.
                                                Insurance Company of America
LIICA Re I, Inc.                  Vermont       100% LIICA Holdings, LLC       Captive insurance company
LIICA Re II, Inc.                 Vermont       100% Life Investors            Captive insurance company
                                                Insurance Company of America
Massachusetts Fidelity              Iowa        100% AUSA Holding Co.          Trust company
Trust Co.
Merrill Lynch Life                Arkansas      100% AEGON USA, Inc.           Insurance company
Insurance Company
ML Life Insurance Company         New York      100% AEGON USA, Inc.           Insurance company
of New York
Money Concepts (Canada)            Canada       100% National Financial        Financial services, marketing and
Limited                                         Corporation                    distribution
Money Services, Inc.              Delaware      100% AUSA Holding Co.          Provides financial counseling for
                                                                               employees and agents of affiliated
                                                                               companies
Monumental General                Maryland      100% Monumental General        Provides management services to
Administrators, Inc.                            Insurance Group, Inc.          unaffiliated third party administrator
Monumental General                Maryland      100% AUSA Holding Co.          Holding company
Insurance Group, Inc.
Monumental Life Insurance           Iowa        99.72% Capital General         Insurance Company
Company                                         Development Corporation;
                                                .28% Commonwealth General
                                                Corporation
nVISION Financial, Inc.             Iowa        100% AUSA Holding Company      Special-purpose subsidiary
National Association              Maryland      100% Monumental General        Provides actuarial consulting services
Management and Consultant                       Administrators, Inc.
Services, Inc.
National Financial                 Canada       100% AEGON Canada, Inc.        Holding company
Corporation
National Financial                 Canada       100% 1488207 Ontario Limited   Insurance agency
Insurance Agency, Inc.
NEF Investment Company           California     100% TOLIC                     Real estate development
New Markets Community               Iowa        50% AEGON Institutional        Community development entity
Investment Fund, LLC                            Markets, Inc.; 50% AEGON USA
                                                Realty Advisors, Inc.
Penco, Inc.                         Ohio        100% AUSA Holding Company      Record keeping
Pensaprima, Inc.                    Iowa        100% AEGON USA Realty          Investments
                                                Advisors, Inc.
Peoples Benefit Services,       Pennsylvania    100% Stonebridge Life          Special-purpose subsidiary
Inc.                                            Insurance Company
Pine Falls Re, Inc.               Vermont       100% Stonebridge Life          Captive insurance company
                                                Insurance Company
Premier Solutions Group,          Maryland      100% Creditor Resources, Inc.  Sales of reinsurance and credit
Inc.                                                                           insurance
Primus Guaranty, Ltd.             Bermuda       Partners are:  Transamerica    Provides protection from default risk
                                                Life Insurance Company         of investment grade corporate and
                                                (13.1%) and non-affiliates     sovereign issues of financial
                                                of AEGON:  XL Capital, Ltd.    obligations.
                                                (34.7%); CalPERS/PCG Corporate
                                                Partners Fund, LLC (13.0%);
                                                Radian Group (11.1%). The
                                                remaining 28.1% of stock is
                                                publicly owned.
Prisma Holdings, Inc. I           Delaware      100% AUSA Holding Co.          Holding company
Prisma Holdings, Inc. II          Delaware      100% AUSA Holding Co.          Holding company
Pyramid Insurance Company,         Hawaii       100% Transamerica Corp.        Property & Casualty Insurance
Ltd.
Quantitative Data                 Delaware      100% TOLIC                     Special purpose corporation
Solutions, LLC
RCC North America LLC             Delaware      100% AEGON USA, Inc.           Real estate
Real Estate Alternatives          Delaware      Members:  38.356%              Real estate alternatives investment
Portfolio 1 LLC                                 Transamerica Life Insurance
                                                Co.; 34.247% TOLIC; 18.356%
                                                LIICA; 6.301% Monumental
                                                Life Insurance Co.; 2.74%
                                                Transamerica Financial Life
                                                Insurance Co.
Real Estate Alternatives          Delaware      Members: 59.5% Transamerica    Real estate alternatives investment
Portfolio 2 LLC                                 Life Insurance Co.; 30.75%
                                                TOLIC; 22.25%; Transamerica
                                                Financial Life Insurance
                                                Co.; 2.25% Stonebridge Life
                                                Insurance Co.
Real Estate Alternatives          Delaware      Members:  30.4% Transamerica   Real estate alternatives investment
Portfolio 3 LLC                                 Life Insurance Company.; 23%
                                                Transamerica Occidental Life
                                                Insurance Company; 1%
                                                Stonebridge Life Insurance
                                                Company; 11% Life Investors
                                                Insurance Company of
                                                America; 19% Monumental Life
                                                Insurance Company
Real Estate Alternatives          Delaware      33.4% owned by Life            Real estate alternatives investment
Portfolio 3A, Inc.                              Investors Insurance Company
                                                of America; 10% owned by
                                                Transamerica Occidental Life
                                                Insurance Company; 41.4%
                                                owned by Monumental Life
                                                Insurance Company; 9.4%
                                                owned by Transamerica
                                                Financial Life Insurance
                                                Company; 1% owned by
                                                Stonebridge Life Insurance
                                                Company
Real Estate Alternatives          Delaware      34% owned by Transamerica      Investment vehicle for alternative
Portfolio 4 HR, LLC                             Life Insurance Company; 30%    real estate investments that are
                                                owned by Transamerica
                                                established annually for our
                                                Occidental Life Insurance
                                                affiliated companies common
                                                investment Company; 32% owned by
                                                Monumental Life Insurance
                                                Company; 4% owned by
                                                Transamerica Financial Life
                                                Insurance Company
Real Estate Alternatives          Delaware      34% owned by Transamerica      Investment vehicle for alternative
Portfolio 4 MR, LLC                             Life Insurance Company; 30%    real estate investments that are
                                                owned by Transamerica
                                                established annually for our
                                                Occidental Life Insurance
                                                affiliated companies common
                                                investment Company; 32% owned by
                                                Monumental Life Insurance
                                                Company; 4% owned by
                                                Transamerica Financial Life
                                                Insurance Company
Real Estate Alternatives          Delaware      Manager:  AEGON USA Realty     Real estate investments
Portfolio 5 NR, LLC                             Advisors, Inc.
Real Estate Alternatives          Delaware      Manager:  AEGON USA Realty     Real estate investments
Portfolio 5 RE, LLC                             Advisors, Inc.
Realty Information Systems,         Iowa        100% AEGON USA Realty          Information Systems for real estate
Inc.                                            Advisors, Inc.                 investment management
Retirement Project Oakmont           CA         General Partners:              Senior living apartment complex
                                                Transamerica International
                                                Holdings, Inc. ; TOLIC;
                                                Transamerica Oakmont
                                                Retirement Associates, a CA
                                                limited partnership.
                                                Co-General Partners of
                                                Transamerica Oakmont
                                                Retirement Associates are
                                                Transamerica Oakmont Corp.
                                                and Transamerica Products I
                                                (Administrative General
                                                Partner).
River Ridge Insurance             Vermont       100% AEGON Management Company  Captive insurance company
Company
Second FGP LLC                    Delaware      100% FGH USA LLC               Real estate
Selient Inc.                       Canada       100% Canadian Premier          Application service provider providing
                                                Holdings Ltd.                  loan origination platforms to Canadian
                                                                               credit unions.
Seventh FGP LLC                   Delaware      100% FGH USA LLC               Real estate
Short Hills Management           New Jersey     100% AEGON U.S. Holding        Holding company
Company                                         Corporation
Southwest Equity Life Ins.        Arizona       Voting common stock is         Insurance
Co.                                             allocated 75% of total
                                                cumulative vote - AEGON USA,
                                                Inc. Participating Common stock
                                                (100% owned by non-AEGON
                                                shareholders) is allocated 25%
                                                of total cumulative vote.
Stonebridge Benefit               Delaware      100% Commonwealth General      Health discount plan
Services, Inc.                                  Corporation
Stonebridge Casualty                Ohio        100% AEGON USA, Inc.           Insurance company
Insurance Company
Stonebridge Group, Inc.           Delaware      100% Commonwealth General      General purpose corporation
                                                Corporation
Stonebridge International            UK         100% Cornerstone               General insurance company
Insurance Ltd.                                  International Holdings Ltd.
Stonebridge Life Insurance        Vermont       100% Commonwealth General      Insurance company
Company                                         Corporation
Stonebridge Reinsurance           Vermont       100% Stonebridge Life          Captive insurance company
Company                                         Insurance Company
TA Air XI, Corp.                  Delaware      100% TCFC Air Holdings, Inc.   Special purpose corporation
TAH-MCD IV, LLC                     Iowa        100% Transamerica Affordable   Serve as the general partner for
                                                Housing, Inc.                  McDonald Corporate Tax Credit Fund IV
                                                                               Limited Partnership
TBK Insurance Agency of             Ohio        500 shares non-voting common   Variable insurance contract sales in
Ohio, Inc.                                      stock owned by Transamerica    state of Ohio
                                                Financial Advisors, Inc.; 1
                                                share voting common stock
                                                owned by James Krost
TCF Asset Management              Colorado      100% TCFC Asset Holdings,      A depository for foreclosed real and
Corporation                                     Inc.                           personal property
TCFC Air Holdings, Inc.           Delaware      100% Transamerica Commercial   Holding company
                                                Finance Corporation, Inc.
TCFC Asset Holdings, Inc.         Delaware      100% Transamerica Commercial   Holding company
                                                Finance Corporation, Inc.
TCFC Employment, Inc.             Delaware      100% Transamerica Commercial   Used for payroll for employees at TFC
                                                Finance Corporation, Inc
The AEGON Trust Advisory          Delaware      AEGON International B.V.       Voting Trust
Board:    Donald J.
Shepard, Joseph B.M.
Streppel, Alexander R.
Wynaendts, and Craig D.
Vermie
The RCC Group, Inc.               Delaware      100% FGH USA LLC               Real estate
TIHI Mexico, S. de R.L. de         Mexico       95% TIHI; 5% TOLIC             To render and receive all kind of
C.V.                                                                           administrative, accountant, mercantile
                                                                               and financial counsel and assistance
                                                                               to and from any other Mexican or
                                                                               foreign corporation, whether or not
                                                                               this company is a shareholder of them
Transamerica Accounts             Delaware      100% TCFC Asset Holdings,      Holding company
Holding Corporation                             Inc.
Transamerica Affinity             Maryland      100% AEGON Direct Marketing    Marketing company
Services, Inc.                                  Services, Inc.
Transamerica Affordable          California     100% TRS                       General partner LHTC Partnership
Housing, Inc.
Transamerica Annuity             New Mexico     100% Transamerica              Performs services required for
Service Corporation                             International Holdings, Inc.   structured settlements
Transamerica Asset                Florida       Western Reserve Life           Fund advisor
Management, Inc.                                Assurance Co. of Ohio owns
                                                77%; AUSA Holding Co. owns
                                                23%
Transamerica Aviation LLC         Delaware      100% TCFC Air Holdings, Inc.   Special purpose corporation
Transamerica Capital, Inc.       California     100% AUSA Holding Co.          Broker/Dealer
Transamerica Commercial           Delaware      100% TFC                       Holding company
Finance Corporation, I
Transamerica Consultora Y          Chile        95% TOLIC; 5% Transamerica     Special purpose limited liability
Servicios Limitada                              International Holdings, Inc.   corporation
Transamerica Consumer             Delaware      100% TCFC Asset Holdings,      Consumer finance holding company
Finance Holding Company                         Inc.
Transamerica Corporation          Delaware      100% The AEGON Trust           Major interest in insurance and finance
Transamerica Corporation           Oregon       100% Transamerica Corp.        Holding company
(Oregon)
Transamerica Direct              Australia      100% AEGON DMS Holding B.V.    Holding company
Marketing Asia Pacific Pty
Ltd.
Transamerica Direct               Maryland      51% Hugh J. McAdorey; 49%      Provide consulting services ancillary
Marketing Consultants, LLC                      AEGON Direct Marketing         to the marketing of insurance products
                                                Services, Inc.                 overseas.
Transamerica Direct                Mexico       100% AEGON DMS Holding B.V.     Provide marketing, trading,
Marketing Group-Mexico                                                         telemarketing and advertising services
Servicios S.A. de C.V.                                                         in favor of any third party,
                                                                               particularly in favor of insurance and
                                                                               reinsurance companies.
Transamerica Direct                Korea        99% AEGON DMS Holding B.V.:    Marketing company
Marketing Services Korea                        1% AEGON International B.V.
Ltd.
Transamerica Distribution         Delaware      100% TCFC Asset Holdings,      Commercial Finance
Finance - Overseas, Inc.                        Inc.
Transamerica Finance              Delaware      100% Transamerica Corp.        Commercial & Consumer Lending &
Corporation ("TFC")                                                            equipment leasing
Transamerica Financial            Delaware      100% Transamerica              Broker/dealer
Advisors, Inc.                                  International Holdings, Inc.
Transamerica Financial Life       New York      87.40% AEGON USA, Inc.;        Insurance
Insurance Company                               12.60% TOLIC
Transamerica Financial            Alabama       100% Transamerica  Financial   Insurance agent & broker
Resources Insurance Agency                      Advisors, Inc.
of Alabama, Inc.
Transamerica Fund Services,       Florida       Western Reserve Life           Mutual fund
Inc.                                            Assurance Co. of Ohio owns
                                                44%; AUSA Holding Company
                                                owns 56%
Transamerica Funding LP             U.K.        99% Transamerica Leasing       Intermodal leasing
                                                Holdings, Inc.; 1%
                                                Transamerica Commercial
                                                Finance Corporation, Inc
Transamerica Holding B.V.       Netherlands     100% AEGON International N.V.  Holding company
Transamerica Home Loan           California     100% Transamerica Finance      Consumer mortgages
                                                Corporation
Transamerica IDEX Mutual          Delaware      100% InterSecurities, Inc.     Mutual fund
Funds
Transamerica Income Shares,       Maryland      100% AEGON/Transamerica Fund   Mutual fund
Inc. Advisers, Inc.
Transamerica Insurance           Australia      100% Transamerica Direct       Insurance intermediary
Marketing Asia Pacific Pty                      Marketing Asia Pacific Pty
Ltd. Ltd.
Transamerica International        Maryland      100% Monumental General        Marketing arm for sale of mass
Direct Marketing Group, Inc.                    Insurance Group, Inc.          marketed insurance coverage
Transamerica International        Delaware      100% AEGON USA, Inc.           Investments
Holdings, Inc.
Transamerica International        Bermuda       100% AEGON USA, Inc.           Reinsurance
RE (Bermuda) Ltd.
Transamerica Investment           Delaware      80% Transamerica Investment    Investment advisor
Management, LLC                                 Services, Inc. as Original
                                                Member; 20% owned by
                                                Professional Members (employees
                                                of Transamerica Investment
                                                Services, Inc.)
Transamerica Investment           Delaware      100% Transamerica Corp.        Holding company
Services, Inc. ("TISI")
Transamerica Investors, Inc.      Maryland      100% Transamerica Investment   Advisor
                                                Management, LLC
Transamerica Leasing              Delaware      100% Transamerica Finance      Holding company
Holdings, Inc.                                  Corporation
Transamerica Life (Bermuda)       Bermuda       100% Transamerica Occidental   Long-term life insurer in Bermuda - -
Ltd.                                            Life Insurance Company         will primarily write fixed universal
                                                                               life and term insurance
Transamerica Life Canada           Canada       AEGON Canada Inc. owns         Life insurance company
                                                9,600,000 shares of common
                                                stock; AEGON International
                                                N.V. owns 3,568,941 shares
                                                of common stock and 184,000
                                                shares of Series IV
                                                Preferred stock.
Transamerica Life Insurance         Iowa        316,955 shares Common Stock    Insurance
Company                                         owned by Transamerica
                                                Occidental Life Insurance
                                                Company; 87,755 shares Series B
                                                Preferred Stock owned by AEGON
                                                USA, Inc.
Transamerica Life                 Delaware      Investors Warranty of          Provision of marketing, training,
Solutions, LLC                                  America, Inc. - sole member    educational, and support services to
                                                                               life insurance professionals relating
                                                                                to the secondary market for life insurance,
                                                                                primarily  through its affiliation with LexNet,
                                                                               LP, a life settlements marketplace.
Transamerica Minerals            California     100% TRS                       Owner and lessor of oil and gas
Company                                                                        properties
Transamerica Oakmont             California     100% Transamerica              General partner retirement properties
Corporation                                     International Holdings, Inc.
Transamerica Oakmont             California     Co-General Partners are        Senior living apartments
Retirement Associates                           Transamerica Oakmont
                                                Corporation and Transamerica
                                                Products I (Administrative
                                                General Partner)
Transamerica Occidental             Iowa        1,104,117 shares Common        Life Insurance
Life Insurance Company                          Stock owned by Transamerica
("TOLIC")                                       International Holdings,
                                                Inc.; 1,103,466 shares of
                                                Preferred Stock owned by
                                                Transamerica Corporation
Transamerica Occidental's        California     100% TOLIC                     Mutual fund
Separate Account Fund C
Transamerica Pacific               Hawaii       100% Transamerica Corp.        Life insurance
Insurance Company, Ltd.
Transamerica Pyramid                Iowa        100% TOLIC                     Realty limited liability company
Properties LLC
Transamerica Re Consultoria        Brazil       95% TOLIC; 5% Transamerica     Insurance and reinsurance consulting
em Seguros e Servicos Ltda                      International Holdings, Inc.
Transamerica Realty               Delaware      100% TOLIC                     Realty limited liability company
Investment Properties LLC
Transamerica Realty               Delaware      100% AEGON USA Realty          Real estate investments
Services, LLC ("TRS")                           Advisors, Inc.
Transamerica Retirement          Minnesota      100% AEGON Financial           Life Insurance and underwriting
Management, Inc.                                Services Group, Inc.           services
Transamerica Securities           Maryland      100% Transamerica              Broker/Dealer
Sales Corporation                               International Holdings, Inc.
Transamerica Small Business       Delaware      100% TCFC Asset Holdings,      Holding company
Capital, Inc.                                   Inc.
Transamerica Trailer            Switzerland     100% Transamerica Leasing      Leasing
Leasing AG                                      Holdings, Inc.
Transamerica Trailer               Poland       100% Transamerica Leasing      Leasing
Leasing Sp. Z.O.O.                              Holdings, Inc.
Transamerica Vendor               Delaware      100% TCFC  Asset Holdings,     Provides commercial leasing
Financial Services                              Inc.
Corporation
Unicom Administrative           Pennsylvania    100% Academy Insurance         Provider of administrative services
Services, Inc.                                  Group, Inc.
United Financial Services,        Maryland      100% AEGON USA, Inc.           General agency
Inc.
Universal Benefits                  Iowa        100% AUSA Holding Co.          Third party administrator
Corporation
USA Administration                 Kansas       100% TOLIC                     Third party administrator
Services, Inc.
Valley Forge Associates,        Pennsylvania    100% Commonwealth General      Furniture & equipment lessor
Inc.                                            Corporation
Westcap Investors, LLC            Delaware      100% Transamerica Investment   Inactive
                                                Management, LLC
Westcap Investors Series          Delaware      Transamerica Investment        This Series Fund is an unregistered
Fund, LLC                                       Management, LLC is the         investments vehicle for Transamerica
                                                Managing Member                Investment Management, LLC (former
                                                                               Westcap Investors, LLC) clients are
                                                                               Members
Western Reserve Life                Ohio        100% AEGON USA, Inc.           Insurance
Assurance Co. of Ohio
Westport Strategies, LLC          Delaware      AUSA Holding Company - sole    Provide administrative and support
                                                Member                         services, including but not limited to
                                                                               plan consulting, design and
                                                                               administration in connection with
                                                                               retail insurance brokerage business as
                                                                               carried on by producers related to
                                                                               corporate-owned or trust-owned life
                                                                               insurance policies
WFG China Holdings, Inc.          Delaware      100% World Financial Group,    Hold interest in Insurance Agency
                                                Inc.                           located in Peoples Republic of China
WFG Insurance Agency of         Puerto Rico     100% World Financial Group     Insurance agency
Puerto Rico, Inc.                               Insurance Agency, Inc.
WFG Properties Holdings, LLC      Georgia       100% World Financial Group,    Marketing
                                                Inc.
WFG Property & Casualty          California     100% WFG Property & Casualty   Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
California, Inc.
WFG Property & Casualty            Nevada       100% WFG Property & Casualty   Insurance agency
Insurance Agency of Nevada,                     Insurance Agency, Inc.
Inc.
WFG Property & Casualty           Georgia       100% World Financial Group     Insurance agency
Insurance Agency, Inc.                          Insurance Agency, Inc.
WFG Reinsurance Limited           Bermuda       100% World Financial Group,    Reinsurance
                                                Inc.
WFG Securities of Canada,          Canada       100% World Financial Group     Mutual fund dealer
Inc.                                            Holding Company of Canada,
                                                Inc.
World Financial Group              Canada       100% TIHI                      Holding company
Holding Company of Canada
Inc.
World Financial Group             Ontario       50% World Financial Group      Insurance agency
Insurance Agency of Canada                      Holding Co. of Canada Inc.;
Inc.                                            50% World Financial Group
                                                Subholding Co. of Canada Inc.
World Financial Group              Hawaii       100% World Financial Group     Insurance agency
Insurance Agency of Hawaii,                     Insurance Agency, Inc.
Inc.
World Financial Group          Massachusetts    100% World Financial Group     Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
Massachusetts, Inc.
World Financial Group             Wyoming       100% World Financial Group     Insurance agency
Insurance Agency of                             Insurance Agency, Inc.
Wyoming, Inc.
World Financial Group            California     100% Western Reserve Life      Insurance agency
Insurance Agency, Inc.                          Assurance Co. of Ohio
World Financial Group              Canada       100% World Financial Group     Holding company
Subholding Company of                           Holding Company of Canada,
Canada Inc.                                     Inc.
World Financial Group, Inc.       Delaware      100% AEGON Asset Management    Marketing
                                                Services, Inc.
World Group Securities, Inc.      Delaware      100% AEGON Asset Management    Broker-dealer
                                                Services, Inc.
Zahorik Company, Inc.            California     100% AUSA Holding Co.          Inactive
Zero Beta Fund, LLC               Delaware      Manager:  AEGON USA            Aggregating vehicle formed to hold
                                                Investment Management, LLC     various fund investments.


Item 30. Indemnification.

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The code also specifies procedures for determining when indemnification payments can be made.

Article V, Section I, of Transamerica's Bylaws provides: Each person who was or is a party or is threatened to be made a party to or is involved, even as a witness, in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereafter a "Proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation partnership, joint venture, trust, or other enterprise, or was a director, officer, employee, or agent of a foreign or domestic corporation that was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an "Agent"), shall be indemnified and held harmless by the corporation to the fullest extent authorized by statutory and decisional law, as the same exists or may hereafter be interpreted or amended (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing, in any Proceeding (hereafter "Expenses"); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right. (It is the Corporation's intent that these bylaws provide indemnification in excess of that expressly permitted by Section 317 of the California General Corporation Law, as authorized by the corporation's Articles of Incorporation.)


The directors and officers of Transamerica Life Insurance Company are covered under a Directors and Officers liability program which includes direct coverage to directors and officers (Coverage A) and corporate reimbursement (Coverage B) to reimburse the Company for indemnification of its directors and officers. Such directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers. In general, the term "loss" means any amount which the insureds are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement or omission caused, committed or attempted by a director or officer while acting individually or collectively in their capacity as such, claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $200,000,000 for Coverage A and $300,000,000 for Coverage B for the period November 8, 2007/2008. Coverage B is subject to a self insured retention of $5,000,000. The primary policy under the program is with AIG Europe/Landmark Insurance Company Limited.


Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriter.


Transamerica Securities Sales Corporation is the principal underwriter for Transamerica Life Insurance Company's Separate Accounts VL, VUL-1, VUL-2, VUL-4, VUL-5, and VUL-6.

The Underwriter is wholly-owned by Transamerica Service Company, a subsidiary of Transamerica International Holdings, Inc., which is wholly owned by AEGON USA, Inc., which is a subsidiary of AEGON, N.V. The address of the Underwriter is 1150 South Olive Street, Los Angeles, California 90015.

The following table furnishes information with respect to each director and officer of the principal Underwriter currently distributing securities of the registrant:

Sandra C. Brown Director, Chairperson and President
George Chuang   Director, Vice President, Treasurer and Chief Financial Officer
Lisa Gok        Vice President and Chief Compliance Officer
Robert Armstrong  Secretary



The following table lists the amounts of commission and other compensation received, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

---------------------- -----------------------------------------------------------------------------------------------
  Name of Principal    Net Underwriting Discounts &      Compensation on         Brokerage
     Underwriter                Commission                 Redemption           Commissions        Compensation
---------------------- -----------------------------------------------------------------------------------------------
---------------------- -----------------------------------------------------------------------------------------------

TSSC                                 0                          0              $1,866,311.33        $48,441.07

---------------------- -----------------------------------------------------------------------------------------------

Item 32.  Location of Accounts and Records.

The Company maintains physical possession of each account, book, or other document required to be maintained at its offices at 1150 South Olive Street, Los Angeles, California 90015 and 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 33.  Management Services.   Not applicable.


Item 34.    Fee Representation.

Transamerica Life Insurance Company hereby represents that the fees and charges deducted under Contracts are reasonable in the aggregate in relation to services rendered, expenses expected to be incurred and risks assumed by Transamerica.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned in the City of Saint Petersburg, State of Florida, on the 30th day of September, 2008.

                       Transamerica Life Insurance Company
                             Separate Account VUL-6
                      (Formerly, Separate Account VUL-6 of
                Transamerica Occidental Life Insurance Company)
                                  (Registrant)

                           By: /s/ Stephen R. Shepard

                               Stephen R. Shepard
         Vice President, Division General Counsel & Assistant Secretary
                       Transamerica Life Insurance Company

                       Transamerica Life Insurance Company
            (Formerly Transamerica Occidental Life Insurance Company)
                                   (Depositor)

                           By: /s/ Stephen R. Shepard

                               Stephen R. Shepard
         Vice President, Division General Counsel & Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                        Title                                           Date
Kenneth Kilbane*/                Director and Chairman of the Board               September 30, 2008

Craig D. Vermie*/                Director, Senior Vice President, Secretary       September 30, 2008
                                 And General Counsel

Brenda K. Clancy*/               Director and President                           September 30, 2008

Eric J. Martin*/                 Vice President and Corporate Controller          September 30, 2008

Darryl D. Button*/               Senior Vice President and Chief                  September 30, 2008
                                 Financial Officer

Arthur C. Schneider*/            Director, Senior Vice President and              September 30, 2008
                                 Chief Tax Officer

Mark W. Mullin*/                 Director and Chief Executive Officer             September 30, 2008



/s/ Stephen R. Shepard
*By: Stephen R. Shepard on September 30, 2008, as Attorney-in-Fact pursuant to powers of attorney filed herewith.

                                              EXHIBIT INDEX


Exhibit No.   Description of Exhibit

26(a)(ii)     Consent of the Board of Directors-Merger

26(a)(iii)    Resolution of the Board of Directors of Transamerica Life
              Insurance Company for the name change of the separate account

26(k)         Opinion of Counsel

26(n)         Consent of Independent Registered Public Accounting Firm

26(r)         Powers of Attorney